Form 20-F
period 2002-12-31
ESPIRITO SANTO FINANCIAL GROUP SA/ NEW
filed 2003-07-14
CIK 906522

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to . Commission file number: 1-12060

ESPÍRITO SANTO FINANCIAL GROUP S.A.
(Exact name of Registrant as specified in its charter)
Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)
231, Val des Bons-Malades
L-2121 Luxembourg-Kirchberg
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange
Ordinary Shares (nominal value euro 10 per share)	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002:
Ordinary Share, nominal value euro 10 per share: 47,908,555

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes            No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17            Item 18

Back to Contents

Espírito Santo Financial Group S.A. is a limited liability corporation (société anonyme) incorporated under the laws of Luxembourg. As used herein, except as the context otherwise requires, the terms “Company” and “ESFG” refer to Espírito Santo Financial Group S.A.; the term “Group” refers to the Company and its consolidated subsidiaries; the terms “BES” and the “Bank” refer to Banco Espírito Santo, S.A., a banking corporation organized under the laws of Portugal and a consolidated subsidiary of the Group, and the term “BES Group” refers to the Bank and its consolidated subsidiaries. The term “Tranquilidade” refers to Companhia de Seguros Tranquilidade S.A. and the term “Tranquilidade-Vida” refers to Companhia de Seguros Tranquilidade-Vida, S.A. Both are insurance corporations organized under the laws of Portugal and are controlled by the Group.

The Company publishes its Consolidated Financial Statements expressed in euros (“euro” or “euros”). In this Annual Report on Form 20-F (the “Form 20-F”), references to “US dollars,” “USD,” “US$” or “$” are to United States (“US”) currency. Until 1998, the Company published its Consolidated Financial Statements expressed in US dollars. As of January 1, 1999, the Portuguese escudo (“PTE” or “escudo”) became a sub-unit of the euro, which is now the official currency of Portugal. See “Item 3. Key Information-Exchange Rates”. The euro/escudo exchange rate was irrevocably fixed on December 31, 1998 at PTE 200.482 per euro. In this document, amounts derived from the historical Consolidated Financial Statements of the Company for the year 1998 have been restated into euros by applying the historical escudo/US dollar exchange rates for each of those years and then applying the fixed euro/escudo exchange rate. On June 25, 2003, the noon buying rate in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was US$1.1592 per euro. For historical information regarding rates of exchange between US dollars, Portuguese escudos and euros, see “Item 3. Key Information-Exchange Rates”.

The Company’s fiscal year ends on December 31, and references herein to “fiscal year” refer to the year ended December 31 of the year specified. The Company’s Consolidated Financial Statements included in this Form 20-F have been prepared in conformity with accounting principles generally accepted in Portugal. The principal differences between Portuguese GAAP and U.S. GAAP as applicable to the Company, including a reconciliation of net income and shareholders’ equity as reported under Portuguese GAAP to the comparable figures under U.S. GAAP, are summarized in Note 34 to the Consolidated Financial Statements included elsewhere in this Form 20-F.

ESFG bases its estimates of market share and other operating and statistical data included in this Form 20-F on information supplied by the Bank of Portugal, the Portuguese Banking Association and the Portuguese Insurance Institute, as well as information made public by other market participants or associations.

The Group’s fiscal year ends on December 31, and references herein to “fiscal year” refer to the year ended December 31 of the year specified.

Forward-Looking Information
This document contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” or other words of similar meaning. In particular, this document includes forward-looking statements relating, but not limited to, the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and equity price risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, a number of which are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements.

i

Back to Contents

Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in Portugal and in other countries in which the Group has significant business activities or investments; competition in the banking and insurance sector; the monetary and interest rate policies of the European Central Bank (“ECB”) and other central banks; inflation; deflation; unanticipated volatility in interest rates, foreign currency exchange rates and equity prices; changes in Portuguese, EU and other laws, regulations and taxes; changes in competition and pricing environments; natural disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing. See “Item 3. Key Information – Risk Factors” for additional information on factors that could cause actual results to differ materially from those that may be indicated by the forward-looking statements contained in this document.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. The Group does not undertake to update forward-looking statements to reflect any changes in the Group’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures the Group may make in documents it files with the SEC.

ii

iii

Back to Contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

The selected consolidated financial data as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 set forth below are derived from the Company’s Consolidated Financial Statements. The Company’s Consolidated Financial Statements as of and for the years ended December 31, 1998, 1999, 2000 and 2001 have been audited by PricewaterhouseCoopers, and the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2002 have been audited by KPMG. The selected financial data shown below should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F.

The Consolidated Financial Statements have been prepared, for all years presented, in conformity with Portuguese GAAP, which differs in certain significant respects from U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects – Results of Operations – U.S. GAAP Reconciliation” and Note 34 to the Consolidated Financial Statements.

	As of and for the year ended December 31,
	1998	1999	2000	2001	2002

	(euro millions, except share data and ratios)
CONSOLIDATED INCOME STATEMENT DATA:
Total interest income	1,342.3	1,352.9	1,745.4	2,145.9	1,887.7
Total interest expense	(818.9)	(759.2)	(1,099.7)	(1,386.8)	(1,064.7)
Net interest income	523.4	593.7	645.7	759.1	823.0
Provision for loan losses	(128.4)	(133.5)	(135.2)	(143.1)	(231.8)
Net interest income after provision for loan losses	395.0	460.2	510.5	616.0	591.2
Total other income	1,511.3	1,811.2	2,137.2	1,871.2	1,807.9
Total other expenses	1,604.0	1,852.2	2,225.1	2,257.4	2,283.6
Income before income taxes and minority interests	302.3	419.2	422.6	229.8	115.5

Income taxes	(58.7)	(68.9)	(74.6)	(49.4)	(14.2)
Minority interests	(175.0)	(266.8)	(241.7)	(169.4)	(146.4)

Net income/(loss)	68.6	83.5	106.3	11.0	(45.1)

SHARE DATA:
Net income per share (1)
Basic	1.51	1.84	2.42	0.25	(1.04)
Diluted	1.47	1.84	2.42	0.25	(1.04)
Weighted average number of shares outstanding (1)
For basic earnings per share	45,460,883	45,380,748	43,943,526	44,253,510	43,253,371
For diluted earnings per share	47,901,679	45,380,748	43,943,526	44,253,510	43,253,371

Back to Contents

	As of and for the year ended December 31,
	1998	1999	2000	2001	2002

	(euro millions, except ratios)
CONSOLIDATED BALANCE SHEET DATA:
Assets
Cash and cash equivalents (2)	4,256.1	4,496.8	3,883.1	5,525.8	6,744.9
Trading and investment securities	7,504.9	7,950.7	8,328.2	9,672.1	9,239.4
Net loans	15,164.5	17,886.5	23,001.3	25,400.4	26,416.9
Property and equipment	516.2	524.8	540.7	529.8	527.6
Other assets	1,280.4	1,662.9	1,628.8	1,620.4	2,659.8

Total assets	28,722.1	32,521.7	37,382.1	42,748.5	45,588.6

Liabilities and Shareholder’s Equity
Deposits(3)	19,193.3	21,349.5	19,702.9	22,376.0	23,192.6
Short-term borrowings (4)	2,209.0	1,376.3	2,929.2	2,691.2	2,969.8
Corporate borrowings, long-term debt and convertible bonds	2,403.0	3,735.9	7,945.3	10,238.3	11,290.4
Insurance policy reserves	2,318.6	3,094.9	4,011.4	4,487.3	4,977.5
Other liabilities	650.8	769.7	896.2	1,145.9	1,088.6

Total liabilities	26,774.7	30,326.3	35,485.0	40,938.7	43,518.9

Minority interest	1,509.8	1,755.1	1,727.8	1,716.8	2,029.4
Shareholders’ equity	437.6	440.3	169.3	93.0	40.3

Total liabilities and shareholders’ equity	28,722.1	32,521.7	37,382.1	42,748.5	45,588.6

PROFITABILITY RATIOS: (5)
Return on average assets	0.80%	1.02%	0.81%	0.29%	0.23%
Return on average equity	18.11%	19.64%	34.01%	9.14%	(83.75%	)

In accordance with U.S. GAAP: (6)
Net income/(loss)	45.8	61.4	37.7	(94.0)	(271.5)
Shareholders’ equity	636.4	646.5	595.0	459.1	253.2

(1)	See Note 26 to the Consolidated Financial Statements for a description of the basis for the calculation of earnings per share.
(2)	Cash and cash equivalents comprise cash and due from banks, interest-earning deposits with banks.
(3)	Deposits include deposits from banks, demand deposits and time deposits.
(4)	Short-term borrowings include securities sold under repurchase agreements, bankers’ acceptances outstanding and other short-term borrowings.
(5)
Return on average assets is calculated based on income for the year before minority interests and average assets of the Group during the year. Return on average equity is calculated based on net income for the year and weighted average equity during the year.

(6)	For information concerning significant differences between Portuguese GAAP and U.S. GAAP, see Note 34 to the Consolidated Financial Statements.

Dividends

Pursuant to Luxembourg law, dividends are payable out of the Company’s statutory reporting profits and free reserves. From 1985 to 2002 the Board of Directors proposed dividends each year, the Company’s shareholders approved the proposed dividends at the respective annual general meeting and the Company then paid dividends to eligible shareholders. At the annual general meeting of shareholders of the Company on May 31, 2003 the Board of Directors did not propose the distribution of a dividend due to the net loss of the Group in 2002.

Back to Contents

The proposal, approval and payment of future dividends depends upon the Group’s operating results, financial condition and such other factors the Board of Directors deems relevant. The Company does not declare or pay interim dividends. Holders of ADSs are entitled to receive dividends paid on the Shares.

The following table sets forth total dividends declared on each Share/ADS for each fiscal year indicated.

Because final dividends are not formally declared as of the relevant balance sheet dates, they are recorded in the succeeding year’s financial statements. Dividends are subject to withholding tax under Luxembourg law. See “Item 10. Additional Information – Taxation – Luxembourg” for additional information. Set forth below are the details of the dividends paid by the Company during the last 5 years, in euro and in US$.

	Dividend per	Dividend per	Exchange rate
Year ended December 31,	Share/ADS	Share/ADS	applicable

1998	US$ 0.65	US$ 0.65	–
1999	EUR 0.71	US$ 0.67	1.0537
2000	EUR 0.74	US$ 0.627	1.1809
2001	EUR 0.21	US$ 0.20	1.0459
2002	none	none	–

Exchange Rates

The vast majority of the Group’s assets, liabilities and revenues are denominated in euros. See “Item 5. Operating and Financial Review and Prospects – Exchange Rates”. The following table shows certain information regarding the US dollar/escudo and euro/US dollar exchange rates for the periods and dates indicated, based on the Noon Buying Rate.

Because the euro did not exist prior to January 1, 1999, there are no actual historical exchange rates for the euro.

On June 25, 2003, the noon buying rate was US$1.1592 per euro.

Year ended December 31,	Month’s Highest Exchange Rate	Month’s Lowest Exchange Rate

	(US$ per euro)
June (through 25, 2003)	1.1869	1.1498
May 2003	1.1852	1.1199
April 2003	1.1179	1.0621
March 2003	1.1062	1.0545
February 2003	1.0875	1.0708
January 2003	1.0861	1.0361

	Period	Average
Fiscal year ended December 31,	End	Rate(1)	High	Low

	(PTE per US$)
1998	170.65	180.14	190.00	164.86
	(US$ per euro)
1999	1.0752	1.0587	1.1811	1.0016
2000	0.9387	0.9207	1.0334	0.8269
2001	0.8900	0.8909	0.9534	0.8370
2002	1.0485	0.9495	1.0485	0.8594

(1)	Calculated by using the average of the Noon Buying Rate on the last day of each month during the period.

Back to Contents

Risk Factors

This section describes some of the risks that could affect the Group’s businesses. The factors below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained in “Introduction” on pages i and ii.

The risks below are not the only ones that the Group faces – some risks are not yet known to the Group and some that the Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group’s business, its revenues, operating income, net income, net assets and liquidity and capital resources.

Economic environment

As a financial group whose core businesses are banking (taking deposits and using them to make loans) and to a lesser extent selling life and non-life insurance in Portugal, the state of the Portuguese economy affects the performance of the Group. To a lesser extent, the Group’s performance, results of operations and financial condition are also affected by the economic conditions and levels of economic activity in other countries where the Group operates, such as the United States, Spain, the United Kingdom and Brazil. A downturn in the economy of any of these countries could lead to an increase in the defaults by the Group’s customers on the loans extended to them. In addition, protracted economic declines could reduce the level of activity in the market, thereby reducing the Group’s liquidity.

Regulatory Environment and Restrictions

The Groups’ banking and insurance activities are subject to extensive regulation by the European Central Bank, the Bank of Portugal and the Portuguese Insurance Institute (the Instituto de Seguros de Portugal, or ISP), mainly relating to liquidity levels, solvency, provisioning, and insurance policy terms and conditions.

The minimum cash requirement is currently fixed at 2% of the total amount of deposits. An increase in the legal reserves or a decline in the rate accrued on those cash reserves would have an adverse impact on ESFG’s results of operations.

Portuguese banks are required to maintain a solvency ratio, i.e., Tier I capital plus Tier II capital divided by risk-weighted assets, of at least 8.0%. At December 31, 2002, the BES Group’s solvency ratio was 10.74%. The capital adequacy requirements applicable to the BES Group limit its ability to extend loans to customers and may require it to issue additional equity capital or subordinated debt in the future, which are expensive sources of funds. Any change in the existing, or the introduction of new, capital adequacy requirements could have an adverse impact on the Group’s results of operations.

In addition, the Bank of Portugal has established minimum provisioning requirements regarding current loans, overdue loans, securities, equity holdings, sovereign risk and other contingencies. Therefore, any change in these requirements could have a material adverse impact on the Group’s results of operations. See “Item 4. Information on the Company – Selected Statistical Information – Provision and Allowance for Loan Losses” for more information on the Group’s provisioning policies with respect to loans.

Market Risks, Interest Rate and Currency Risk

The Group is subject to the risks typical of banking and insurance activities such as interest rate fluctuation, exchange rate variations and capital market volatility. For a description of these specific risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Credit Risk

In addition to the risks described above, the Group is subject to credit risk, i.e., the risk that the Group’s borrowers and other counterparties may become unable to meet their payment obligations to the Group. Although the Group regularly reviews its exposure to specific borrowers and other counterparties and to specific industries and countries that it believes present special concerns, defaults may arise from events and circumstances that are difficult or impossible to predict or detect. In addition, the Group’s collateral may be insufficient to cover its exposure, for example, as a result of sudden market declines that reduce the value

Back to Contents

of the collateral. Accordingly, if a major borrower or other counterparty were to default on its obligations, the Group’s results of operations and financial condition could suffer.

The Group’s provisions for credit losses provide a reserve against potential losses inherent in loans and advances. Estimating potential losses, however, is inherently uncertain and depends on many factors, including general economic conditions, changes in the ratings assigned to the Group’s borrowers and other counterparties, structural changes in industries that alter the competitive positions of the companies operating in these industries as well as other external factors, such as legal and regulatory requirements. An increase in the Group’s provisions for loan losses or any loan losses in excess of these provisions could have an adverse effect on the Group’s financial condition and results of operations.

Insurance Risks

Part of the Group’s property and casualty insurance business covers losses from unpredictable events such as floods, earthquakes, hurricanes, fires, industrial explosions, terrorist attacks and other man-made or natural disasters. The Group also maintains technical reserves to cover potential claims in its life insurance business and also sets up provisions for claims in its property and casualty insurance business, based on actuarial valuations at each period end. These provisions do not represent an exact liability. Instead, they are based on statistical projections. Therefore the Group cannot assure that actual losses on claims will not differ from the initial estimates made and recorded in the accounts. Even though the Group normally seeks to reduce its exposure to such events through the purchase of reinsurance, claims related to such events could adversely affect the Group’s financial results.

Competition

Structural changes in the Portuguese economy over the past several years have significantly increased the strength and scope of competition in the Portuguese banking and insurance sectors. These changes principally relate to the privatization of large sectors of the economy, including banking and insurance, as well as to the Portuguese integration into the European Union and the introduction of the euro.

The Group faces intense competition in all of its principal areas of operation; however, competition in the Portuguese banking and insurance markets has the most significant effect on the Group’s results and operations. The Group competitors in the Portuguese markets are Portuguese commercial banks, savings and investment banks, foreign banks (many of which have recently entered the Portuguese market), non-deposit-taking financial institutions (investment companies) and domestic and foreign insurance companies. Over the last years, mergers and acquisitions involving the largest Portuguese banks and insurance companies have resulted in a significant concentration of market shares. The Group’s principal competitors in banking as well as insurance activities are Caixa Geral de Depósitos, Banco Comercial Português Group, BPI Group and Santander Central Hispano Group and AXA and Allianz in the insurance sector. The introduction of internet, phone banking and other non-traditional distribution channels has further heightened competition.

ITEM 4. INFORMATION ON THE COMPANY

Background

The Group is an integrated financial services group with banking and insurance operations located primarily in Portugal. At December 31, 2002, the Group had total assets of approximately euro 45.6 billion, total shareholders’ equity of approximately euro 40.3 million and a net loss of approximately euro 45.1 million for the year then ended.

Through its subsidiaries, ESFG engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stockbroking and private banking, and in a full range of insurance operations. The Group conducts its commercial banking activities primarily through BES, the third largest full-service financial group in Portugal in terms of total assets and Banco Internacional de Credito, S.A. (“BIC”), a commercial bank specializing in Portuguese government-subsidized residential mortgage loans. The Group’s investment banking business is managed primarily through Banco Espírito Santo de Investimento, S.A. (“BESI”), based in Portugal, while its asset management activities are operated through Espírito Santo Activos Financeiros S.A. (“ESAF”), Compagnie Bancaire Espírito Santo S.A. (formerly Compagnie Financière Espírito Santo S.A.) (“CBESSA”) and Espírito Santo Activos Financieros, S.A., based in Portugal, Switzerland and Spain, respectively. The Group conducts its stockbrokerage activities through

Back to Contents

Espírito Santo Dealer, S.A. (“ES Dealer”), a subsidiary of the Bank, and Benito y Monjardin which operates in Spain. The companies based in Spain coordinate their operations closely with BESI. The Group conducts its insurance business mainly through Tranquilidade and Tranquilidade-Vida.

The Group’s origins date from 1884, when Jose Maria de Espírito Santo Silva founded a bank in Lisbon, which was BES’s predecessor. In the 1930s, the Espírito Santo family acquired a significant shareholding in Tranquilidade. After the second world war, BES became one of Portugal’s largest commercial banks and Tranquilidade became one of its leading insurance companies. In 1975, the Portuguese government nationalized virtually all institutions in the banking and insurance industries, including BES and Tranquilidade. The Espírito Santo family, deprived of its Portuguese base, began new operations outside of Portugal, primarily in the financial services industry, and, in 1984, established ESFG’s predecessor.

In 1986, when the Portuguese government enacted legislation which once again permitted the private ownership of financial services companies, the Group recommenced its operations in Portugal through BIC and BESI. In the same year, the Portuguese government embarked on a program of privatizing state-owned companies which they had nationalized, including many in the financial services sector. In association with Caisse Nationale de Crédit Agricole, S.A. (“Crédit Agricole”), a major French financial services group, and other investors, the Company reacquired control of Tranquilidade and BES in 1990 and 1992, respectively. In order to maximize its resources and gain access to additional sector know-how, the Group has made its primary investments in association with strategic partners which have assisted the Group in formulating its strategy, particularly in connection with the development and marketing of products in the retail sector.

The ESFG Group holds a 48.4% voting and a 32.1% economic interest in BES. The Group consolidates BES because its voting interest gives it the equivalent of voting control.

In July 1999, the Bank changed its name from Banco Espírito Santo e Comercial de Lisboa, S.A. to Banco Espírito Santo, S.A.

After reacquiring control of Tranquilidade and BES, ESFG implemented a policy designed to form an integrated financial services group in Portugal, using its commercial banking network as its marketing core and taking full advantage of synergies between its various members. Fundamental to this strategy was the development of a close working relationship between the Group’s insurance and commercial banking operations, to permit and encourage the selling of Tranquilidade’s insurance products, both life and more recently non-life, through BES’s branch network (“bancassurance”). In implementing this cross-selling strategy, the Group leveraged the experience and know-how of its strategic partner, Crédit Agricole, which had been successful in marketing bancassurance in France. ESFG has since implemented a similar strategy for the marketing of other Group financial products, such as investment management products developed by ESAF and BIC’s subsidized mortgage loans.

The Group’s primary strategy is to further develop its ability to cross-sell the full range of financial services offered by its subsidiaries, while taking advantage of further cost reduction opportunities afforded by a more efficient integration of the Group’s inter-related businesses. While the Group has consistently followed a strategy of organic growth, it faces increasing consolidation in the Portuguese banking and insurance industries. The Group thus remains open to pursuing other means of ensuring that it will continue to play a major role in the financial and banking sectors in Portugal in appropriate circumstances, including pursuing opportunities for external growth in Portugal or other relevant markets.

The registered office the Company is located at 231, Val des Bons-Malades, L-2121 Luxembourg-Kirchberg, Grand Duchy of Luxembourg, and its telephone number is (011-352) 437-227. The Company is registered with the Luxembourg Register of Commerce and Companies under number B-22.232.

Back to Contents

The Group’s Business

Introduction

The Group is engaged principally in two business areas, banking and insurance, concentrated mainly in Portugal. Its operations outside of the country complement its Portuguese activities, primarily serving Portuguese businesses and individuals abroad. At December 31, 2002, the Group’s assets in Portugal accounted for 88.9% of its total consolidated assets and, for the fiscal year then ended, the Group derived 91.3% of its total revenues from its operations in Portugal.

The following table shows the distribution of the Group’s total assets at December 31, 2000, 2001 and 2002 and contributions to revenues and operating income for the 12-month period then ended with respect to each principal business area.

	2000	2001	2002

	(euro millions)
Assets (1)
Banking	34,169.9	38,880.8	41,377.9
Insurance	3,118.1	3,837.4	4,165.1

	37,288.0	42,718.2	45,543.0

Revenues (1)
Banking (2)	1,252.5	1,304.5	1,451.7
Insurance	1,525.2	1,348.9	1,219.0

	2,777.7	2,653.4	2,670.7

Operating Income (1)(3)
Banking	404.4	341.1	354.8
Insurance (4)	15.0	(69.1)	(178.1)

	419.4	272.0	176.7

(1)	Excludes corporate items.
(2)	Represents net interest income and other income.
(3)	Operating income represents net income before income taxes, minority interests and earnings in associated undertakings.
(4)	For an explanation of operating income attributable to the Group’s insurance operations, see “Item 5. Operating and Financial Review and Prospects – Results of Operations.”

The following table presents the Group’s business geographical distribution for the three years ended December 31, 2002. Total revenue consists of total interest income and other income.

	2000	2001	2002

	(euro millions)
Portugal	3,466.3	3,572.2	3,375.1
Spain	166.1	214.7	161.1
Switzerland	74.0	62.8	51.2
France	48.7	77.8	51.0
Others	125.8	89.4	57.2

Consolidated Total	3,880.9	4,016.9	3,695.6

ESFG’s two main segments are banking and insurance. Banking comprises banking, leasing, consumer credit, asset management, brokerage, factoring and others. Insurance comprises life insurance and non-life insurance.

Back to Contents

The following table shows total revenue by category of activity for the three years ended December 31, 2002.

	2000	2001	2002

	(euro millions)
Banking	1,043.3	1,025.9	1,153.0
Leasing	29.8	36.5	40.0
Consumer credit	58.4	70.6	83.1
Asset management	64.9	65.8	71.8
Brokerage	18.1	55.2	25.8
Factoring	12.7	18.9	17.9
Others	25.3	31.6	60.1

Total banking	1,252.5	1,304.5	1,451.7

Life insurance	1,125.1	946.7	803.6
Non-life insurance	400.1	402.2	415.4

Total insurance	1,525.2	1,348.9	1,219.0

Corporate	3.5	(23.3)	(39.8)

TOTAL	2,781.2	2,630.1	2,630.9

Banking

The Group conducts a broad range of banking activities, including commercial banking, investment banking, asset management and private banking services.

Commercial Banking

The Group provides a full range of banking and related financial services in Portugal through its commercial banking subsidiaries. It is also active in Spain (as discussed below) and abroad through its subsidiaries, principally Banque Espírito Santo et de la Vénètie S.A. (BESV), which in 2002 merged with Via Banque acquired in 2001, and ES Bank in Florida. The Group conducts operations in China through Banco Espírito Santo do Oriente (“BESOR”), a joint venture with China’s Everbright Group in Macau. The Group’s customer base is diverse and is comprised of large Portuguese corporations, Portuguese subsidiaries of foreign corporations, public sector institutions, small to medium-sized Portuguese businesses and individuals. Financial services provided by the Group include wholesale and retail deposit taking, commercial and consumer lending, funds transmission, credit card facilities, foreign exchange, distribution of mutual funds and trading and investment securities, including corporate and government debt securities and providing securities custodial services. In addition to traditional banking services, the Group engages, through its subsidiaries, in various complementary higher margin activities such as asset management, leasing, factoring and stockbrokerage and distribution of life insurance. These complementary activities allow the Group to extend its services to a broader clientele and to enhance its service to its existing client base. See “Item 4. Information on the Company – The Group’s Business – Other Activities”.

The Group’s commercial banking operations in Portugal are conducted primarily through BES, in which the Group holds a 48.4% voting and a 32.1% economic interest. Crédit Agricole is a minority investor in the Bank and is the Group’s strategic partner in management and operation of the Bank. See “Item 4. Information on the Company-Key Minority Interests in Group Companies” below. Approximately 36% of BES’s ordinary shares, which are listed on the Euronext-Lisbon (formerly the Lisbon and Oporto Stock Exchange), are owned by the public. BES in turn conducts a portion of its commercial banking business through subsidiaries, including its wholly owned commercial banking subsidiary, BIC, which specializes in mortgage loans. The BES Group is the third largest full-service commercial bank in Portugal based on total assets at December 31, 2002, accounting, before minority interests, for 87.6% of the Group’s total assets at December 31, 2002 and 63.1% of the Group’s revenues for the 12 months then ended.

Back to Contents

ESFG’s principal aims for BES are to increase its profitability, market share and productivity, while maintaining strong solvency and liquidity ratios, adequate loan quality and a conservative provisioning policy in respect of overdue loans. In order to achieve these goals, the Group has sought to strengthen the Bank’s position within the Portuguese commercial banking sector by (i) increasing the penetration of its existing client base through enhanced customer service; (ii) substantially expanding its commercial banking network to accommodate increasing demand and ensure adequate marketing capabilities; (iii) consolidating its existing operations in an effort to control expenses and boost productivity; and (iv) expanding loan volumes in the retail sector while maintaining its traditional strong position with small and medium-sized companies.

In 2002, the BES Group had an average market share of approximately 17% (16.8% in 2001) based on the BES Group’s internal analysis. The BES Group calculates its average market share as the non-weighted average of the market shares it holds in deposits, individual pension plans, other life insurance, mutual funds, production of mortgage loans, loans to corporations, consumer loans and credit card turnover and internet banking. In calculating market share data, the BES Group uses relevant available official sources of information, including publications by the Bank of Portugal, the Portuguese Banks Association (APB), the Association of Mutual Funds Management Companies (APFIN) and the Portuguese Association of Insurance Companies (APS). Where no official sources exist (e.g., Internet Banking), the BES Group relies on its own estimates. In 2002, the BES Group achieved a return on equity of 13.1% (on a statutory and Portuguese GAAP basis) and a cost to income ratio of 53%, down from 58% in 2001.

In order to increase the penetration of its existing client base, the Group has sought to take advantage of synergies among its banking and insurance operations by distributing insurance, investment and other financial products through BES branches. In doing so, the Group has increasingly focused on the retail sector as a means of achieving higher lending margins and greater opportunities to cross-sell fee-generating financial services. Through the BES network, the Group now markets, among other things, both life and non-life insurance products, underwritten by Tranquilidade, Tranquilidade-Vida and ES Seguros, and investment management products developed by ESAF and subsidized mortgage loans offered by BIC (until September, 2002 when the Government stopped subsidizing these products). As part of its effort to provide enhanced customer service, the Group has also engaged in a program of modernizing and re-configuring existing branches using a segment-oriented approach to better address the needs of clients.

Since 1992, the Group has substantially expanded its banking network. In Portugal, the Group increased the number of BES branches from 230 at December 31, 1992 to 469 at December 31, 2002. Including BIC and BESI, the Group’s banking operation had 602 branches in Portugal at December 31, 2002. While the Group has focused on organic growth through expansion of its branch network in Portugal, it made a strategic branch expansion in Spain in June 1992 when it acquired a small Spanish bank, since renamed Banco Espírito Santo, S.A. (“BESSA”), with currently 32 branches located primarily along the Portuguese-Spanish border. The BES Group also has eight other foreign branches and nine representative offices.

The Group has also achieved some growth by acquisition outside Portugal. In September 1997, BES acquired an indirect interest in the capital of a private commercial bank in Brazil, since renamed Banco Boavista Interatlântico, S.A. (“BBIA”). BES acquired BBIA together with the Brazilian group Monteiro Aranha S.A., its strategic partner in the area, through Interatlântico, S.A. (“IASA”), a holding company that owned 94% of BBIA. In October 2000, IASA entered into an agreement with Bradesco S.A. (“Bradesco”) pursuant to which it swapped its entire interest in BBIA for 6.5% of Bradesco shares. The Group accounts for Interatlântico using the equity method. During 2001, the Monteiro Aranha group and Crédit Agricole divested their interest in IASA in exchange for a 3.25% interest in Bradesco. As a result of these transactions the Group increased its shareholding in IASA to 100% and acquired an indirect interest in Bradesco of 3.29%. During 2002 the shares representing 3.29% of Bradesco were transferred to BES, in order to concentrate in the Bank all significant financial equity holdings of the BES Group. As a result, BES reduced its participation in IASA from 100% to 19% of its voting interests.

During 2000, BES acquired Espírito Santo Activos Financieros, a Spanish asset management company (an investment of euro 24 million). BES also increased its stake in the Kredyt Bank (euro 50 million) and acquired a 2.8% stake in Banque Marocaine du Commerce Extérieur (euro 30 million) as well as a minority stake in Bradesco (euro 99 million) described above. During the first quarter of 2002, in order to concentrate

Back to Contents

its resources in Portugal and Spain, BES sold its stake in Kredyt Bank; the sale generated a gain of euro 18 million before minority interest.

The Group has consistently aimed to develop a balanced and diversified loan portfolio, while maintaining what it believes is a conservative provisioning policy in respect of overdue loans.

The Group’s success in broadening its customer base is evidenced by the expansion in loans to individuals, including mortgages and consumer credit over the last decade. Accounting for a negligible amount of the total in 1992, such loans represented 39.2% of the Group’s total loan portfolio at the end of 2002. In 2002, the Group’s total gross loan portfolio grew by 4% to euro 27.2 million, with domestic loans growing 6%.

Efficiency is a focal point in the strategic development of the BES Group. Since privatization, management has initiated an ambitious program to improve productivity levels. The Bank has undertaken several reorganization initiatives, such as centralizing back offices, improving employee competencies and streamlining office operations through continuing investments in IT systems. These measures have had a positive impact on the BES Group’s efficiency indicators. According to statutory and Portuguese standards, the ratio of operating costs to total assets declined from 1.69% in 1997 to 1.36% in 2002; assets per employee increased from euro 3.7 million in 1997 to euro 7.0 million in 2002 and the cost to income ratio decreased from 56.2% in 1997 to 53.4% in 2002.

In recent years, the Group’s loan maturity profile has moved towards medium- and long-term loans. This trend is part of the Bank’s strategy to increase its lending activity to individuals, particularly in the areas of mortgages and consumer credit, where maturities are longer term. As a result, the percentage of the loan portfolio with a maturity of less than one year has decreased from 63% as of December 31, 1995 to 37% as of December 31, 2002.

At December 31, 2002, the Group’s deposits from customers totaled euro 19.2 billion, which were held by over 1.4 million individuals and 116,000 corporate depositors.

At the BES Group, for 2002, approximately 60% of deposits were from individuals, 20% were from domestic small- and medium-sized companies and 20% were from major corporations. See “Item 4. Information on the Company – Selected Statistical Information – Deposits”.

For more information on the Group’s banking activities, see “Item 4. Information on the Company -Selected Statistical Information”.

For the year ended December 31, 2002 the Group reported a return on average equity and return on average assets of (83.75)% and 0.23%, respectively, as calculated under Portuguese GAAP applied by the Group. Comparable U.S. GAAP figures were (79.06)% and (0.82)%. At year end 2002 Tier I and total capital ratios were of 12.16% and 9.26%, respectively.

Internet. The BES Group’s management expects the number of Internet users to continue to grow significantly, and the volume of transactions effected through the Internet is also expected to grow, particularly with the increase in new Internet access technologies (e.g., through cable, ADSL and interactive television). The Bank is developing a two-fold strategy: (i) an “incumbent” approach involving the enhancement of its multi-channel distribution network, particularly internet banking, as a complement to the relationship with its customer base (both individual and corporate customers); and (ii) an “innovator” approach involving the creation of an investment vehicle, BES.Com (which was recently renamed ES TECH Ventures), to develop new business models that will allow the BES Group to take advantage of opportunities for growth in the online sector.

As part of its multi-channel distribution policy, the BES Group is intensifying efforts to migrate customers to the web-based channels BESnet PC and BESnet WAP. At December 31, 2002, there were approximately 586,000 BESnet users, making the BES Group the leader of the online-banking market in Portugal (own estimate based on available information from the main banks operating in Portugal). In the corporate segment, since launching BESnet Negócios, an innovative internet banking service directed toward small and medium-sized enterprises at the end of 1999, the BES Group has been developing an increasing number of features to adapt its banking services to the needs of corporate customers. At December 31, 2002,

Back to Contents

there were approximately 20,000 BESnet Negócios users, representing approximately 51% of the BES Group’s medium-sized corporate clients.

In April 2000, a strategic partnership agreement was signed with the Portugal Telecom Group and Caixa Geral de Depósitos. The BES Group and its partners recognized the increasing convergence of technology, communications and contents, and considered that it was essential to establish stronger and closer mutual collaboration ties with strategic allies in Portugal. Under this agreement a number of initiatives are being launched jointly by the BES Group, the Portugal Telecom Group and by Caixa Geral de Depósitos.

Among these initiatives is Banco BEST, an Internet bank launched in June 2001 through ES TECH Ventures and specializing in asset management, deposits, brokerage, funds and assurance products. Banco BEST’s product range includes products of the Group, as well as third parties’ products. Banco BEST started its activities with a share capital of euro 32.4 million, and its shareholders are BES, with a 66% stake, and Portugal Telecom, with a 34% stake. As of December 31, 2002, Banco BEST share capital amounted to euro 43.0 million, net assets amounted to euro 187 million and customer deposits amounted to euro 154 million. Additionally, a portal for small- and medium-sized enterprises called PME link was launched in May 2001 as the first Portuguese online business centre. Throughout 2002 PME link strongly consolidated its business: the client base grew 80% to 25,000 registered clients, of which 7,500 were transactional (330% growth); the sales volume grew 300%, reaching euro 4.5 million.

As part of its alliance with Portugal Telecom, BES has appointed two members to the board of directors of Portugal Telecom, and Portugal Telecom has appointed one member to the board of BES. BES has also appointed two members to the PT Multimédia Board of Directors.

Investment Banking and Stockbrokerage

The Group conducts investment banking operations in Portugal through its wholly owned subsidiary BESI. BESI’s primary investment banking and advisory activities are in domestic as well as international markets (Brazil, Spain and the UK) and are mainly focused on project finance, structured finance, M&A, corporate finance and capital markets (privatisations, primary and secondary market securities trading as well as underwriting of equity and debt issuances).

On a Portuguese GAAP basis BESI had total consolidated assets of euro 872 million at December 31, 2002 and net income of euro 2.8 million for the 12 months then ended.

The BES Group’s stockbrokerage activities are conducted through ES Dealer and Benito y Monjardín in Spain. In 2002, ES Dealer’s net income was adversely affected by stock market conditions; commissions decreased 52% to euro 4.1 million from euro 8.6 million in 2001. ES Dealer had a net loss of euro 0.125 million in 2002.

Since 2000, the BES Group has expanded its stock brokerage activities through the acquisition of Benito y Monjardín, an independent Spanish brokerage company, referred to above.

Asset Management and Private Banking

In Portugal, the Group holds a 90.0% voting and 30.3% economic interest in ESAF SPGS, whose subsidiaries are involved in various fund management activities. During 2000, the Group acquired full control of two Spanish asset management companies – Gescapital and GES-BM – to better develop the Group’s private banking activity in Spain. During 2001, Gescapital and GES-BM were combined and the new merged entity was renamed Espírito Santo Gestión, which together with Espírito Santo Pensiones, formed the holding company Espírito Santo Activos Financieros S.A. Outside of Portugal, the Group conducts asset management and private banking activities principally through CBESSA, a wholly owned portfolio management company established in Switzerland in 1976. CBESSA’s income is primarily derived from management commissions, associated fees, foreign exchange transactions and, to a lesser extent, lending activities.

At December 31, 2002, the Group had total assets under management of euro 13.2 billion.

Back to Contents

Other Activities

In recent years, the Group established new financial enterprises and acquired interests in the capital of companies performing interrelated activities. According to the Portuguese Association of Lease Corporations, Besleasing Mobiliária, S.A. ranked second in terms of new contracts in 2002, and Besleasing Imobiliária, S.A., which is active in real estate leasing in Portugal, ranked third in terms of total portfolio. Euroges, a factoring company, had total assets of euro 469 million at December 31, 2002 and net income of euro 4.8 million for the 12 months then ended. The Group is also involved in the credit card business, through Crediflash, a credit card management company with assets of euro 125 million, loans to customers of euro 115 million at December 31, 2002 and net income of euro 4.0 million in 2002. In-store consumer credit operations are conducted by Credibom, which as of December 31, 2002, had a loan portfolio of euro 453 million and net income of euro 9.1 million.

Insurance

The Group’s non-life insurance activities in Portugal are conducted through Tranquilidade (100% voting and 66.7% economic interest), ES Seguros, which is jointly owned by BES, BESPAR SGPS, S.A. (“BESPAR”) and Tranquilidade (100% voting and 53.0% economic interest), and ESIA, a small Portuguese operation (100% voting and economic interest). The Group’s life insurance activities in Portugal are conducted through Tranquilidade-Vida, which is jointly owned by Tranquilidade and BESPAR (90.5% voting and 60.5% economic interest). Tranquilidade and ESIA conduct a traditional insurance business (comprising accident and health, fire and other damage, motor, marine and third party liability insurance) via an agent network, while Tranquilidade-Vida, which is focused on life insurance, and ES Seguros, which is focused on non-life insurance, market their products primarily through the branch networks of BES and BIC. In 2002, 90.3% of Tranquilidade-Vida’s life insurance sales were made through the BES Group. Crédit Agricole holds a minority interest in Tranquilidade. See “– Key Minority Interests in Group Companies” below.

According to the Portuguese Insurance Institute, at December 31, 2002, the Group was the third largest insurance group in Portugal in terms of premium income. At the Group level, before minority interests, insurance companies accounted for 9.1% of ESFG’s total assets at December 31, 2002 and 33.0% of its total revenues in 2002, and contributed euro 178.1 million loss before minority interest for the 12-month period then ended.

In 2002, Tranquilidade restructured its marketing organization around three segments: individuals/families, SME’s and large clients. The key objective of this restructuring was to facilitate a fully customized marketing approach adapted to the characteristics of each segment. Tranquilidade is currently in the process of implementing this new approach.

Since it reacquired control of Tranquilidade in 1990, the Group has achieved substantial growth in its insurance business. Prior to the formation of Tranquilidade-Vida in 1994, Tranquilidade included both the Group’s life insurance business and its non-life insurance business. In 1994, the Group’s life insurance business was transferred to Tranquilidade-Vida. In part based on the experience of Crédit Agricole in France, the Group has been able to expand its activities by using BES’s and BIC’s branch networks to distribute Tranquilidade’s and Tranquilidade-Vida’s products and by implementing policies to increase efficiency and enhance cost reduction. In 2002, Tranquilidade and Tranquilidade-Vida achieved an overall market share of 12.5% in the Portuguese insurance market (14.9% in life and 9.5% in non- life), compared to 14.5% (17.8% in life and 10.3% in non-life) in 2001. Tranquilidade and Tranquilidade-Vida rank third in the Portuguese insurance market in terms of premium income for the year ended December 31, 2002 (life and non-life insurance sectors together). The Portuguese insurance market increased 6.6% overall in 2002 (4.7% in life and 9.2% in non-life).

The Group established Tranquilidade-Vida in 1994 and ES Seguros in 1996 in order to take advantage of the significant distribution capabilities of the BES Group for the sale of Tranquilidade’s insurance products, both life and more recently non-life (bancassurance). While it considers its bancassurance operations a success, the Group estimates that only approximately 11% of its banking clients in Portugal currently purchase insurance products through its banking network. Based on the success of similar bancassurance operations in France and the UK, however, where penetration rates of up to 30% have been achieved, management believes that there is still significant growth potential available to the Group in this area.

Back to Contents

Tranquilidade is also active in the assurfinance business, which involves selling products such as mutual funds, mortgage loans, personal loans and leasing products through selected agents. Tranquilidade’s assurfinance program currently accounts for approximately 11% of the Group’s new mortgage loans and 5% of its total mortgage stock. In addition, the Group believes the program permits Tranquilidade to improve retention of its best agents, for whom assurfinance sales represent close to 13% of their commissions.

During 2002, Tranquilidade continued to make investments in the development of its network of agents. Currently, Tranquilidade employs close to 400 agents. In 2002, these agents accounted for approximately 15% of the Group’s new non-life sales (in the personal health and personal accidents area, they accounted for more than 40% of new sales) and about 20% of its new life and assurfinance sales. In addition, they were responsible for more than 60% of the net growth of the Group’s insurance premiums in the retail area. Management believes that the role of its network of agents is particularly important in promoting sales of insurance products that clients do not generally consider to be necessary, such as health insurance. In 2002, Tranquilidade increased the support it provides to its best agents. For example, it has recently launched the first phase of its Customer Relationship Managament program, as part of which approximately 600 agents are being trained with a view to improving their sales effectiveness based on targeted selling leads. In addition, Tranquilidade has developed a new set of sales materials and merchandising in order to support its new segmented market approach and its new integrated promotional campaigns.

In 2002, Tranquilidade also expanded its franchise network. Following the addition of 14 new franchise outlets in 2002, Tranquilidade currently operates 21 such outlets, its goal being to operate 60 outlets by 2005. Together with its own branches, these outlets have permitted Tranquilidade to significantly expand is geographical coverage in Portugal. Management believes that its coverage is critical in terms of client service and nationwide brand development.

In addition, Tranquilidade has established several call centers for production and claims management.

During 2001 and 2002, Tranquilidade and Tranquilidade Vida each have restructured their portfolios of products and policies. The decision to reduce the level of the Group’s exposure to purely financial products in the life business resulted in a reduction of the Group’s market share from about 26% in 2000 to 14.9% in 2002. However, by focusing on traditional life-risk and pension products, the embedded value of the Group’s life business increased by 52.8% during the same period. In the non-life business, where the Group’s market share decreased to 9.5% in 2002 from 10.3% in 2000, Tranquilidade implemented a “turn-around” program to increase the quality of its portfolio and the level of its profitability.

The Group has continued the implementation of a more selective underwriting policy in its non-life business to improve underwriting profitability. In order to achieve a more sophisticated assessment of the risk of the business underwritten and to increase efficiency, Tranquilidade and Tranquilidade Vida have made substantial investments in information technology, with spending as a percentage of premiums averaging approximately 3% over the last five years.

Key Minority Interests in Group Companies

In recent years, the Group has made most of its investments in association with partners in the financial services industry in order to maximize its resources. The Group’s most significant association has been with Crédit Agricole, which in 1990 and 1991 joined with the Group in the acquisition of BES and Tranquilidade. To this end, ESFG and Crédit Agricole formed two acquisition vehicles, BESPAR and PARTRAN SGPS, S.A. (“PARTRAN”). Through BESPAR and PARTRAN, Crédit Agricole participates as a strategic partner in the management and operation of BES and Tranquilidade.

BESPAR and PARTRAN are controlled, directly and indirectly, by the Group, which, as of June 25, 2003, held a 66.9% and 66.7% voting interest, respectively, in these entities. However, in recognition of the role played by Crédit Agricole in their formation, the Articles of Association of BESPAR and PARTRAN provide certain protections for minority shareholders. Pursuant to these provisions, any two directors who vote against a resolution of the Board of Directors because they view it as contrary to the shareholders’ interests have the right to request a general meeting of shareholders. Resolutions facing such objections will be suspended unless and until approved by a majority of 76% of the shareholders. A supermajority of 76% of

Back to Contents

the shareholders is also required for the transfer of shares of BES or Tranquilidade by BESPAR or PARTRAN, amendments to the Articles of Association, the issuance of convertible bonds, and the election and removal of corporate officers. As of June 25, 2003, Crédit Agricole had a voting interest of 32.6% in BESPAR and 33.3% in PARTRAN. Consequently, Crédit Agricole’s votes are necessary to obtain the required supermajority.

Because the Group’s interest in certain of its subsidiaries are held by one or more entities controlled by the Group, ESFG’s “economic” interest (i.e., the percentage interest in the shareholders’ equity and net income of such subsidiary after eliminating the minority interests in such subsidiary and intermediate Group-controlled entities) in such subsidiaries is less than the Group’s voting interest therein. For information on the accounting treatment of minority interests in Group companies, see “Item 5. Operating and Financial Review and Prospects”.

Competition

Banking

The Group faces intense competition in all of its principal areas of operation; however, competition in the Portuguese banking markets has the most significant effect on the Group’s results and operations. The Group’s competitors in the Portuguese banking markets are Portuguese commercial banks, savings and investment banks, foreign banks (many of which have recently entered the Portuguese market) and non-deposit-taking financial institutions (investment companies). The Portuguese banking industry has been characterized by increasing consolidation through mergers and acquisitions among the major Portuguese banks and by foreign financial institutions. Currently, the five principal financial groups of the banking sector in Portugal are: Caixa Geral de Depósitos, Banco Comercial Português Group, BES Group, BPI Group and Santander Central Hispano Group.

Under current law, all Portuguese financial institutions are permitted to perform all types of financial services. In addition, EU banking directives allow cross-border reciprocity with EU countries for any bank formed within the EU. In the corporate market and in international markets generally, the Group faces competition from other commercial and investment banks and financial institutions, particularly those with ties to Portugal.

Management believes that competition in the Portuguese banking industry will continue to intensify as a result of the integration of European markets, the enlargement of the European Union to include many Eastern European countries, and economic globalization.

The Group intends to continue to pursue opportunities for expansion through organic growth and will consider, in appropriate circumstances, the possibility of external growth by acquisition in Portugal or external markets relevant to its business.

Insurance

In general, the insurance industry worldwide competes on the basis of the products offered, the terms of the products, the ability of the products to meet the specific needs of the insured and the quality of service rendered to the insured. The Group’s primary competitors in the insurance industry in Portugal are state-controlled entities, large financial groups and foreign-owned insurers. A strong competitive environment has developed in recent years as a consequence of the liberalization of the insurance sector in Portugal and the privatization of state-owned insurance companies. The total number of companies operating in Portugal has grown rapidly to over 90; however, five of these companies accounted for approximately 71% of the market in 2002. Nonetheless, many of the new small insurance companies are aggressively pursuing market share by means of highly competitive premium policies.

Selected Statistical Information

The Selected Statistical Information is presented on a consolidated basis for the Group’s Banking operations. “Banking Group” as used in this section, with respect to a particular period, refers to the BES Group and all other ESFG entities engaged in banking activities that are included in the statistical information for such period. Certain information has also been provided with respect to BES alone.

Back to Contents

I	Average Balance Sheets and Interest Rates

The following table shows average balances for the Banking Group, the related interest income and expenses and the average interest rates for the three years ended December 31, 2000, 2001 and 2002, net of inter-company balances and transactions eliminated in consolidation. In this table and elsewhere in the Selected Statistical Information, average balances are calculated from monthly balances. All balances are considered to represent the transactions of the Banking Group. Out-of-period items and adjustments as well as loan fees have been excluded from the calculation of the interest income and expense. In 2000, 2001 and 2002, out-of-period items and adjustments were not significant. Overdue loans and shareholders’ loans have been excluded from the category “Loans to customers” and included in “Non-interest-earning assets”; related provisions are included under the category “Non-interest-bearing liabilities”. (See “– Description of Assets and Liabilities – Loan Portfolio”).

	For the years ended December 31,
	2000			2001			2002
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate (1)

	(euro millions, except percentages)
Interest-earning assets
Deposits with banks: (1)
Domestic	1,376.3	52.4	3.81%	1,270.5	59.6	4.69%	1,307.4	39.3	3.01%
International	2,757.9	144.5	5.24%	3,065.6	138.7	4.52%	2,514.3	80.3	3.19%
Trading account securities: (2)
Domestic	121.9	1.7	1.39%	239.1	2.9	1.21%	91.3	2.3	2.50%
International	245.3	10.0	4.08%	485.0	25.0	5.15%	380.1	95.7	25.18%
Investment securities available-
for-sale: (3)
Domestic	1,329.7	43.0	3.23%	1,181.8	47.3	4.00%	779.9	21.3	2.73%
International	2,387.3	157.0	6.58%	2,826.0	133.1	4.71%	2,869.3	119.6	4.17%
Loans to customers:
Domestic	16,550.4	1,072.8	6.48%	19,995.7	1,364.3	6.82%	22,022.4	1,297.9	5.89%
International	2,969.4	194.2	6.54%	4,123.1	288.4	6.99%	4,667.5	191.7	4.11%
Other interest-earning assets: (4)
Domestic	329.6	4.3	1.30%	627.4	5.7	0.91%	701.0	8.4	1.19%
International	801.9	65.5	8.17%	1,215.9	80.9	6.65%	1,254.0	31.2	2.49%

Total interest-earning assets	28,869.7	1,745.4	6.05%	35,030.1	2,145.9	6.13%	36,587.2	1,887.7	5.16%

Non-interest-earning assets: (5)
Domestic	2,851.0			2,624.8			3,716.1
International	267.3			436.3			317.3

Total non-interest-earning assets	3,118.3			3,061.1			4,033.4

Total assets	31,988.0			38,091.2			40,620.6

Domestic (%)	70.52%	67.27%		68.10%	68.96%		70.45%	72.53%
International (%)	29.48%	32.73%		31.90%	31.04%		29.55%	27.47%

Back to Contents

	For the years ended December 31,

	2000			2001			2002

	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate (1)

	(euro millions, except percentages)
Interest-bearing liabilities
Deposits from banks: (1)
Domestic	324.0	11.9	3.67%	418.7	15.4	3.68%	299.4	9.0	3.01%
International	3,224.4	157.9	4.90%	4,546.6	231.4	5.09%	3,177.8	86.1	2.71%
Demand deposits:
Domestic	4,771.1	62.3	1.31%	5,319.1	85.7	1.61%	5,728.8	66.0	1.15%
International	406.6	7.0	1.72%	588.0	13.4	2.28%	697.5	7.0	1.00%
Time deposits:
Domestic	8,431.6	270.5	3.21%	8,702.5	327.3	3.76%	7,534.1	205.0	2.72%
International	3,162.9	196.0	6.20%	3,613.2	203.7	5.64%	4,545.7	156.7	3.45%
Short-term borrowings: (6)
Domestic	721.7	33.3	4.61%	726.8	33.4	4.60%	719.1	25.1	3.49%
International	2,153.0	105.7	4.91%	1,865.6	68.3	3.66%	2,107.0	64.3	3.05%
Long-term borrowings: (7)
Domestic	2,335.0	124.5	5.33%	2,328.0	122.8	5.27%	2,844.0	133.6	4.70%
International	2,916.9	130.6	4.48%	5,671.5	278.5	4.91%	8,126.8	317.7	3.91%

Total interest-bearing liabilities	28,447.2	1,099.7	3.87%	33,780.0	1,379.9	4.08%	35,780.2	1,070.5	2.99%

Non-interest-bearing liabilities (8)	3,228.1			4,191.0			4,786.5

Total liabilities	31,675.3			37,971.0			40,566.7

Shareholders’ equity	312.6			120.2			53.9

Total liabilities and share-holders’ equity	31,987.9			38,091.2			40,620.6

Domestic (%)	61.93%	45.69%		57.11%	42.37%		51.59%	40.97%
International (%)	37.09%	54.31%		42.89%	57.63%		48.41%	59.03%
Interest Spread:
Domestic		671.7			895.2			930.5
International		(26.0)			(129.2)			(113.3)

Total		645.7			766.0			817.2

Net interest margin: (9)
Domestic			3.41%			3.84%			3.74%
International			–0.28%			–1.10%			–0.97%

Total			2.24%			2.19%			2.23%

(1)
The decrease in the average interest rate for “Deposits with banks” and “Deposits from banks” in 2002 reflects a general decline during that period in the interest rates prevailing in the Banking Group’s principal markets. The table below shows the trend in interest rate levels for each of these markets between 2000 to 2002:

	% (a)

				Variation
	2000	2001	2002	2000/2001	2001/2002

Discount with the European Central Bank	3.981	4.269	2.250	0.288	(2.019)
Euro	4.317	4.314	3.321	(0.003)	(0.993)
British sterling	6.178	5.114	4.059	(1.064)	(1.055)
U.S.dollar	6.499	4.119	1.815	(2.380)	(2.304)
Japanese yen	0.272	0.294	0.077	0.022	(0.217)

(a)	The interest rates for the main currencies presented above are based on the monthly average of three-month interest rates.

(2)
The increase in the average interest rates for “Trading account securities-International” in 2001 and 2002 reflects the trading activities of BES Investimento subsidiary in Brazil during each of these periods.

(3)
The decrease in the average interest rate for “Investment securities available for sale-Domestic” in 2002 reflects the fact that the importance of fixed-interest rate securities in the Banking Group’s domestic portfolio of investment securities available for sale declined relative to the importance of marketable securities, which do not bear interest but instead may generate dividends.

The decrease in the average interest rate for “Investment securities available for sale-International” in each of 2001 and 2002 is in line with the general trend for interest rates during these periods, mainly those outside the euro zone. See Note 1 to this table for additional information on interest rate trends.

Back to Contents

(4)
“Other interest-earning assets” includes holdings in associated companies and securities held to maturity. The interest income generated by these assets includes dividends in the amount of euro 10.8 million. At each of December 31, 2000, 2001 and 2002, the Banking Group’s investments in securities held to maturity consisted primarily of securities held by BES’s New York branch, BESI and ES Bank (see “Investment, Trading, and Equity Holdings Portfolio – Equity Holdings Portfolio” for more detailed information on the Banking Group’s equity holdings)

The increase in “Other interest-earning assets-International” in 2001 reflects the Banking Group’s participation in the capital increase of Kredyt Bank, a Polish bank, in October 2001. In 2002, the Banking Group increased its long-term foreign investment in Bradesco, a Brazilian company, made in August 2000, and sold its stake in Kredyt Bank. The decrease in the average interest rate for “Other Interest-Earning Assets-International” in 2002 reflects the strong decline in the interest rate levels prevailing in the United States during that period, which reduced the interest income derived from the Banking Group’s U.S. securities.

(5)	“Non-interest-earning assets” comprise:

	2000	2001	2002

	(% of total)
Cash and due from banks (a)	27	31	24
Fixed assets	19	22	19
Overdue loans	14	16	14
Accounts receivable and prepayments	10	10	13
Accrued interest income	9	4	6
Participation units	5	1	4
Other	16	16	20

Total	100	100	100

(a)	Includes mainly deposits with the Bank of Portugal.

The significant increase in “Non-interest-earning assets” in 2002 reflects: (i) actuarial losses suffered in connection with pension plan assets as a result of stock market declines (under Portuguese GAAP, such losses are recorded as a deferred cost in Other assets, and (ii) the implicit interest expense resulting from the issuance of zero-coupon bonds (according to Bank of Portugal rules, the maturity value of a zero-coupon bond (as opposed to the issue price) should be recorded as a liability and the implicit interest on the bond should be recorded as a receivable.

(6)
The principal components of “Short-term borrowings” are overdrafts, securities sold under repurchase agreements and interbank borrowings (see “Description of Assets and Liabilities – Short-term Borrowings”).

(7)
“Long-term borrowings-Domestic” includes corporate bonds and perpetual subordinated corporate bonds, while “Long-term borrowings-International” consists mainly of the Euro Medium Term Notes Program of BES Finance, under which euro 5.3 billion was outstanding at December 31, 2002 (compared to euro 4.8 billion at December 31, 2001) as well as ESFG Convertible bonds issued in November 2001 (euro 200.0 million) and February 2002. (euro 110.0 million).

(8)	“Non-interest-bearing liabilities” comprise:

	2000	2001	2002

	(% of total)
Minority interests (a)	25	26	22
Allowance for non-performing loans	24	21	19
Other loan allowances and pension reserve	15	17	15
Accrued interest expense and deferred income	13	14	16
Accounts payable and accruals	4	4	4
Other	19	18	24

Total	100	100	100

(a)
Minority interests include non-cumulative guaranteed preference shares of BES Overseas Ltd. (“BESOL”) (US$ 250 million) and Espírito Santo Overseas Ltd. (“ESOL”) (US$ 250 million) and ESFG Overseas Ltd (euro 281 million).

Back to Contents

(9)
“Net interest margin” represents net interest income as a percentage of average total interest-earning assets. For purposes of this calculation, interest income and interest expense are classified as domestic or international based on the domicile of customers and the deposit location. Because the Banking Group accepts funds from outside Portugal to finance lending to Portuguese residents, the interest expense payable on deposits from non-Portuguese customers is classified as international while the interest income generated by the related loan inside Portugal is classified as domestic. As a result, such transactions affect the calculation of both the domestic and international interest margins. The following table presents the net interest margin adjusted to eliminate this effect:

	December 31,

	2000			2001			2002

	Average balance	Interest	Yield & Margin %	Average balance	Interest	Yield & Margin %	Average balance	Interest	Yield & Margin %

	(euro millions, except percentages)
Domestic
Interest-earning assets	19,708.0	1,174.9	5.96	23,314.5	1,479.8	6.35	24,902.1	1,369.1	5.50
Interest-bearing liabilities	(16,599.0)	(502.5)	(3.03)	(17,495.1)	(584.6)	(3.34)	(17,125.4)	(438.6)	(2.56)
Transfer to international	(2,622.5)	(117.2)	(4.47)	(4,133.0)	(184.7)	(4.47)	(6,652.4)	(266.8)	(4.01)
Non-interest-earning assets	2,850.9	–	–	2,624.8	–	–	3,716.1	–	–
Equity & non-interest-bearing liabilities	(3,337.5)	–	–	(4,311.2)	–	–	(4,840.4)	–	–

Margin		555.2	3.25		710.5	3.70		663.7	3.64

International
Interest-earning assets	9,221.1	571.2	6.19	11,715.6	666.1	5.69	11,685.2	518.5	4.44
Interest-bearing liabilities (a)	(12,110.9)	(597.2)	(4.93)	(16,284.9)	(795.3)	(4.88)	(18,654.9)	(631.9)	(3.39)
Transfer from domestic	2,622.5	117.2	4.47	4,133.0	184.7	4.47	6,652.4	266.8	4.01
Non-interest-earning assets	267.3	–	–	436.3	–	–	317.3	–	–

Margin		91.2	0.77		55.5	0.35		153.4	0.84

Total margin		646.4	2.24		766.0	2.19		817.1	2.23

(a)
The increase in interest-bearing liabilities from 2000 to 2002 mainly reflects the issuance of Euro Medium Term Notes in the international capital markets, the proceeds from which were employed in the domestic market.

Back to Contents

II	Analysis of Changes in Net Interest Income

The following table provides an analysis of the estimated change in the Banking Group’s net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and to changes in their respective interest rates for the periods presented. Volume and rate variances have been calculated based on movements in the average balances over the period and on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated to changes in rate/volume.

	2000/2001				2001/2002

	Increase/(decrease) due to changes in:				Increase/(decrease) due to changes in:

	Average volume	Average rate	Average rate/volume	Net change	Average volume	Average rate	Average rate/volume	Net change

	(euro millions)
INTEREST-EARNING ASSETS

Deposits with banks:
Domestic	(3.7)	10.9	0.0	7.2	0.1	(24.1)	4.1	(19.9)
International	11.6	(15.2)	(2.2)	(5.8)	1.9	(50.2)	7.3	(41.0)

Trading account securities:
Domestic	1.8	(0.3)	(0.3)	1.2	(1.8)	3.0	(1.8)	(0.6)
International	9.9	2.2	2.9	15.0	(3.9)	88.9	(14.3)	70.7

Investment securities available for sale:
Domestic	(3.8)	11.4	(3.3)	4.3	(13.1)	(19.2)	6.3	(26.0)
International	29.1	(44.9)	(8.1)	(23.9)	3.7	(20.4)	3.2	(13.5)

Loans to customers:
Domestic	225.1	58.3	8.1	291.5	141.3	(204.3)	(4.4)	(67.4)
International	73.3	24.9	(4.0)	94.2	24.7	(124.8)	3.3	(96.8)

Other interest-earning assets:
Domestic	3.9	(1.3)	(1.2)	1.4	0.7	1.8	0.2	2.7
International	33.5	(13.6)	(4.5)	15.4	2.5	(50.7)	(1.6)	(49.8)

Total
Domestic	223.3	79.0	3.3	305.6	127.2	(242.8)	4.4	(111.2)
International	157.4	(46.6)	(15.9)	94.9	28.9	(157.2)	(2.1)	(130.4)

	380.7	32.4	(12.6)	400.5	156.1	(400.0)	2.3	(241.6)

Back to Contents

	2000/2001				2001/2002

	Increase/(decrease) due to changes in:				Increase/(decrease) due to changes in:

	Average volume	Average rate	Average rate/volume	Net change	Average volume	Average rate	Average rate/volume	Net change

	(euro millions)
INTEREST-BEARING LIABILITIES

Deposits from banks:
Domestic	(1.1)	(0.8)	5.4	3.5	(3.1)	(6.9)	5.5	(4.5)
International	62.7	14.1	(3.3)	73.5	(41.6)	(111.5)	21.9	(131.2)

Demand deposits:
Domestic	11.3	16.7	(4.6)	23.4	8.8	(26.4)	(2.2)	(19.8)
International	2.5	(0.2)	4.1	6.4	0.8	(7.2)	0.0	(6.4)

Time deposits:
Domestic	10.3	46.8	(0.3)	56.8	(45.5)	(100.6)	24.2	(121.9)
International	28.0	(18.5)	(1.8)	7.7	53.5	(79.3)	(20.9)	(46.7)

Short-term borrowings:
Domestic	(0.6)	(3.9)	4.6	0.1	(4.3)	(10.6)	6.7	(8.2)
International	(11.7)	(51.9)	26.2	(37.4)	8.1	(12.0)	(0.2)	(4.1)

Long-term borrowings:
Domestic	(0.8)	(0.4)	(0.5)	(1.7)	20.1	(14.4)	(3.3)	2.4
International	122.4	12.0	13.5	147.9	122.0	(57.6)	(25.2)	39.2

Total
Domestic	19.1	58.4	4.6	82.1	(24.0)	(158.9)	30.9	(152.0)
International	203.9	(44.5)	38.7	198.1	142.8	(267.6)	(24.4)	(149.2)

	223.0	13.9	43.3	280.2	118.8	(426.5)	6.5	(301.2)

Net interest income
Domestic	204.2	20.6	(1.3)	223.5	151.2	(83.9)	(26.5)	40.8
International	(46.5)	(2.1)	(54.6)	(103.2)	(113.9)	110.4	22.3	18.8

	157.7	18.5	(55.9)	120.3	37.3	26.5	(4.2)	59.6

In 2001, net interest income increased, due primarily to a substantial increase in the volume of the underlying assets.

In 2002, interest income decreased, as a result of the decline of the interest rate levels prevailing in the Banking Group’s principal markets. However, during the same period, interest expense decreased even more, resulting in an increase in the Banking Group’s net interest margin from 2.19% to 2.23% in 2002. This development was driven by the group’s loans and deposits pricing policy and its international securities trading activities.

III	Description of Assets and Liabilities

The following discussion provides information with respect to the Banking Group’s investment, trading and equity holding portfolios, loan portfolio, deposits, return on equity and assets and short-term borrowings. The strategy of BES in respect of its assets and liabilities is largely designed to limit the degree of interest rate and counterparty risk in order to minimize the effect of such risks on the profitability levels. See “– Selected Statistical Information – Loan Portfolio”. Additional factors influencing BES management strategy are the liquidity and solvency ratios established by the Bank of Portugal. (See “Item 5. Operating and Financial Review and Prospects – Liquidity and Solvency Ratios”).

Back to Contents

Investment and Trading Portfolios

Trading securities and investment securities held by the Group (insurance and banking sectors) are the following:

Trading securities

	December 31,

	2001	2002

	(euro millions)
Government agency securities	275.3	85.6
Corporate debt securities	194.2	167.7
Marketable equity securities	156.1	230.0

	625.6	483.3

Government agency securities for trading purposes include Portuguese securities amounting to euro 85.6 million at December 31, 2002 (2001: euro 275.3 million).

Investment securities

Investment securities are analyzed as follows:

	December 31,

	2001	2002

	(euro millions)
Securities available for sale	7,377.5	7,145.6
Securities held to maturity	914.7	802.1

	8,292.2	7,947.7

Investment securities comprise of securities available for sale and securities held to maturity as follows:

Securities available for sale

	Historical cost	Unrealized losses recorded	Carrying amount	Unrealized gains (losses) not recorded	Market value

	(euro millions)
December 31, 2002
Government agency securities	1,881.1	(1.1)	1,880.0	26.8	1,906.8
Corporate debt securities	4,358.7	(147.1)	4,211.6	19.4	4,231.0
Marketable equity securities	1,335.2	(281.2)	1,054.0	15.4	1,069.4

	7,575.0	(429.4)	7,145.6	61.6	7,207.2

	Historical cost	Unrealized (losses) recorded	Carrying amount	Unrealized gains (losses) not recorded	Market value

	(euro millions)
December 31, 2001
Government agency securities	1,912.9	(12.5)	1,900.4	(13.2)	1,887.2
Corporate debt securities	4,455.2	(116.9)	4,338.3	27.8	4,366.1
Marketable equity securities	1,284.2	(145.4)	1,138.8	6.1	1,144.9

	7,652.3	(274.8)	7,377.5	20.7	7,398.2

Back to Contents

As explained in greater detail in Note 2 to the Consolidated Financial Statements, Tranquilidade Vida deferred unrealized losses generated in its investments portfolio in 2001 not compensated by the fund for future appropriations and the regulatory revaluation reserve. On this basis in 2001 unrealized losses included euro 82.5 million that were deferred in that year and therefore included in other assets (see Note 9 to the Consolidated Financial Statements). Due to movements in the investment portfolio, the total amount of unrealized losses deferred as at December 31, 2002 was euro 70.8 million, included in unrealized losses recorded, and no amortization was booked in this year.

Securities held to maturity
	Historical cost	Unrealized losses recorded	Carrying amount	Unrealized gains losses not recorded	Market value

	(euro millions)
December 31, 2002
Government agency securities	725.6	(2.7)	722.9	2.9	725.8
Corporate debt securities	79.3	(0.1)	79.2	0.5	79.7

	804.9	(2.8)	802.1	3.4	805.5

	Historical cost	Unrealized losses recorded	Carrying amount	Unrealized gains losses not recorded	Market value

	(euro millions)
December 31, 2001
Government agency securities	851.5	(3.2)	848.3	3.1	851.4
Corporate debt securities	66.5	(0.1)	66.4	0.3	66.7

	918.0	(3.3)	914.7	3.4	918.1

Unrealized losses, amounting to euro 432.2 million (2001: 278.1 million), were recorded through provisions and are presented in Note 19 to the Consolidated Financial Statements.

The maturities of debt securities are as follows:

	December 31, 2002

	Securities available for sale		Securities held to maturity

	Cost	Market value	Cost	Market value

	(euro millions)
Due within one year	610.4	606.9	149.8	150.0
Due from one to five year	1,528.0	1,434.8	606.2	606.5
Due from five to ten years	2,532.2	2,509.0	48.9	49.0
Due after more than ten years	1,569.2	1,587.1	—	—

	6,239.8	6,137.8	804.9	805.5

Back to Contents

Investment portfolio

Under present Bank of Portugal guidelines, investment securities are defined as securities that will not be traded for a period of six months from the date of acquisition. The following tables present the book value of investment securities portfolio at December 31, 2000, 2001 and 2002 for the Banking Group.

	December 31,

	2000	2001	2002

	(euro millions)
Investment Portfolio:
Domestic:
Available-for-sale:
Government agency securities - Portuguese issuers	100.7	445.9	79.7
Government agency securities - Other issuers	10.1	10.5	10.0
Corporate debt securities	805.4	135.8	174.7
Marketable equity securities:
Shares and other variable income securities	370.6	353.1	381.0
Trade investments	51.6	71.4	74.1
Held-to-maturity:
Government agency securities	0.6	1.3	1.3

Total domestic	1,339.0	1,018.0	720.8

International:
Available-for-sale:
Government agency securities - Foreign issuers	499.3	411.0	314.7
Corporate debt securities	1,595.9	2,733.3	2,586.3
Subordinated debt
Marketable equity securities:
Shares and other variable income securities	42.5	48.6	120.5
Trade investments	20.3	22.3	57.9
Held-to-maturity: (1)
Government agency securities-Foreign issuers	895.7	847.1	724.3
Corporate debt securities	50.5	66.1	79.3

Total international	3,104.2	4,128.4	3,883.0

Total cost of acquisition (2)	4,443.2	5,146.4	4,603.8
Less: Gross unrealized losses (2)	(148.3)	(162.8)	(213.1)

Total book value	4,294.9	4,983.6	4,390.7

Total market value	4,322.6	4,998.9	4,445.8

(1)
In each of 2000, 2001 and 2002, securities classified as “International-Held-to-maturity” comprised the investment portfolios of BES’s New York branch (euro 844.9 million, euro 804.6 million and euro 664.8 million, respectively), ES Bank (euro 52.6 million, euro 87.1 million and euro 112.7 million, respectively), and BESI (euro 17.5 million, euro 18.6 million and euro 19.6 million, respectively).

(2)
According to Portuguese GAAP, investment securities available for sale are carried at the lower of cost or market (or estimated market) value. Unrealized losses are fully provided for in the Statement of income, and unrealized gains are not recognized. The difference between cost and nominal value (premium or discount) is amortized over the term of the security.

At December 31, 2002, government agency securities represented 25% of the investment portfolio (compared with 33% at December 31, 2001). In 2001, the Banking group increased its exposure to fixed interest rate bonds issued by the Portuguese government in the available for sale portion of its investment portfolio. In 2002, it sold these securities.

Back to Contents

The value of the Banking Group’s portfolio of debt securities of international corporate issuers increased in 2001, mainly as a result of its acquisition of deleveraged credit-linked notes, the underlying collateral of which primarily consists of notes issued by financial institutions and credit-default swaps that do not exceed 50% of their nominal amount.

Except as indicated in the table below, at December 31, 2000, 2001 and 2002, the Banking Group’s investment portfolio did not include securities of any single issuer with a book value exceeding 10% of the Banking Group’s shareholders’ equity:

	December 31,

	2000		2001		2002

	Book value	Market value	Book value	Market value	Book value	Market value

	(euro millions)
U.S. Treasury	934.5	937.1	894.2	894.0	653.3	653.2
Portuguese government debt instrument	–	–	445.8	439.9	–	–
German government debt	177.6	177.7	–	–	–	–
Rock Ltd. (1)	–	–	185.6	183.6	179.5	176.8
Fungere (2)	–	–	153.4	153.5	–	–
Euroamerican Finance Corporation (3)	39.0	39.0	41.0	41.0	–	–

(1)
This security is a variable rate credit-linked note due 2013 (deleveraged) issued by Repackage Offshore Collateralized Kredit (Rock) Limited. The note has the following underlying risks and collateral: (i) bonds issued by financial institutions, (ii) a class D Note issued by Lusitano CDO nº1 PLC (first loss piece of a collateralized debt obligation transaction executed by the BES Group), and (iii) a basket of six credit-default swaps. The valuation of this bond and its capital allocation is based on the estimated market value of the collateral.

(2)
This security is a real estate fund, which is managed by a company belonging to the BES Group. In 2002, the BES Group’s investment in this fund was less than 10% of the BES Group’s shareholders’ equity.

(3)	A company owned by E.S. International which holds investments in South America.

Back to Contents

The following table categorizes the cost of acquisition of investment securities of the Banking Group by maturity, and gives the weighted average yield for each maturity range and each category of investment security within each maturity range.

	December 31, 2002 (1)

	1 year or less		1 to 5 years		5 to 10 years		Over 10 years		Total

	euro	Yield	euro	Yield	euro	Yield	euro	Yield	euro	Yield
	millions	(%)	millions	(%)	millions	(%)	millions	(%)	millions	(%)

Domestic:
Available-for-sale:
Government agency securities –Portuguese issuers	15.1	7.66%	37.1	9.10%	1.5	5.24%	26.0	5.23%	79.7	7.49%
Government agency
Securities – Other issuers	–	–	10.0	7.20%	–	–	–	–	10.0	7.20%
Corporate debt securities	4.5	4.40%	21.6	4.20%	112.0	2.68%	36.6	4.55%	174.7	3.31%
Marketable equity securities: (2)
Shares and other variable income securities	17.8	–	–	–	–	–	363.2	–	381.0	–
Trade investments	–	–	–	–	–	–	74.1	–	74.1	–
Held-to-maturity:
Government agency securities – Foreign issuers	–	–	1.0	4.12%	0.3	–	–	–	1.3	3.04%
Corporate debt securities	–	–	–	–	–	–	–	–	–	–

Total domestic	37.4	3.62%	69.7	7.25%	113.8	2.71%	499.9	0.60%	720.8	1.74%

	December 31, 2002 (1)

	1 year or less		1 to 5 years		5 to 10 years		Over 10 years		Total
	euro	Yield	euro	Yield	euro	Yield	euro	Yield	euro	Yield
	millions	(%)	millions	(%)	millions	(%)	millions	(%)	millions	(%)

International:
Available-for-sale:
Government agency securities – Foreign issuers	65.4	3.33%	47.5	3.65%	188.9	4.58%	12.9	2.36%	314.7	4.09%
Corporate debt securities	277.8	1.25%	538.1	4.33%	1,124.7	3.63%	645.7	3.22%	2,586.3	3.42%
Marketable equity securities: (2)
Shares and other variable income securities	–	–	–	–	–	–	120.5	–	120.5	–
Trade investments	–	–	–	–	–	–	57.9	–	57.9	–
Held-to-maturity:
Government agency securities – Foreign
issuers	84.5	2.70%	591.2	4.41%	48.6	1.98%	–	–	724.3	4.05%
securities	65.2	3.10%	14.1	5.30%	–	–	–	–	79.3	3.49%

Total international	492.9	2.03%	1,190.9	4.36%	1,362.2	3.70%	837.0	2.51%	3,883.0	3.43%

Total cost of acquisition	530.3	2.12%	1,260.6	4.51%	1,476.0	3.62%	1,336.9	1.81%	4,603.8	3.17%

(1)	All interest rates are nominal rates.
(2)	Shares and other variable income securities receive dividends and do not generate interest income.

Back to Contents

Trading portfolio

Trading securities are securities that either have original maturities or are held for sale for less than six months. The following table presents the book value along with the historic acquisition cost of the Banking Group’s trading securities at December 31, 2000, 2001 and 2002. The book value of a security is determined on the basis of its market value at the end of the period (in the case of securities listed on a stock exchange) or on the basis of its fair value (in the case of unlisted securities).

	December 31,

	2000		2001		2002

	Cost of	Book	Cost of	Book	Cost of	Book
	acquisition	amount	acquisition	amount	acquisition	amount

	(euro millions)
Listed securities:
Government agency securities	82.7	83.7	270.8	270.0	76.5	77.0
Corporate debt securities	158.3	158.1	105.4	106.7	61.6	60.5
Marketable equity securities (1)	160.2	150.8	147.3	147.5	232.7	227.5

	401.2	392.6	523.5	524.2	370.8	365.0

Non-listed securities:
Government agency securities	–	–	5.3	5.3	8.6	8.6
Corporate debt securities	22.7	22.7	23.0	23.1	23.4	23.4
Marketable equity securities (1)	179.6	180.0	3.7	3.8	5.7	5.7

	202.3	202.7	32.0	32.2	37.7	37.7

Total	603.5	595.3	555.5	556.4	408.5	402.7

(1)	“Marketable equity securities” includes participation units of investment funds. The increase in 2002 is due to securities bought for resale to customers.

At December 31, 2002, the banking Group’s trading portfolio did not include securities of any single issuer with a book value exceeding 10% of the Banking Group’s shareholders’ equity.

Equity Holdings Portfolio

The Banking Group has some minority interests in non-consolidated and associated companies – see detailed information in Note 7 to the Consolidated Financial Statements. These investments relate to strategic alliances (in the case of Portugal Telecom Group), cross-participations (in the case of Bradesco) and other long term interests in banks (Banque Marocaine du Commerce Exterieur (“BMCE bank”)).

The following table presents the book value along with the historic acquisition cost of the Banking Group’s portfolio of investments in other equity holdings:

	December 31,

	2000	2001	2002

	(euro millions)
Cost of acquisition	709.5	824.8	838.5
Less: allowances	(47.4)	(70.5)	(30.1)

Book value	662.1	754.3	808.4

Market value (1)	574.6	546.0	499.5

(1)	Includes securities accounted for under the “equity method”.

Back to Contents

At December 31, 2002, the only investments in other equity holdings that represented more than 10% of the Banking Group’s shareholders’ equity were the BES Group’s investments in Portugal Telecom, which had a book value of euro 319.9 million and a market value of euro 220.4 million at December 31, 2002, and in PT Multimédia, which had a book value of euro 280.7 million and a market value of euro 127.6 million at that date.

In 2002, the Bank of Portugal adopted Regulation no. 4/2002 relating to investments in other equity holdings (see Notes 2 and 7 to the Consolidated Financial Statements for more detailed information).

In accordance with SFAS 115, for U.S. GAAP purposes, all securities are carried at market value. Changes in the value of trading securities are reflected in income and temporary changes in the value of other securities considered “available for sale” are reflected in shareholders’ equity. Declines in the fair value of available for sale securities that are not merely temporary are considered impaired and reflected in income (see Note 34 to the Consolidated Financial Statements for more detailed information).

Loan Portfolio

As of December 31, 2002, the total net loans were euro 26,417 million (2001: euro 25,400 million; 2000: euro 23,001 million) which accounted for approximately 58% of total consolidated net assets (2001: 59%; 2000: 62%).

The total gross domestic loan portfolio on December 31, 2002, amounted to euro 22,974.4 million and was distributed among the following principal business sectors: real estate – mortgage, 37%; wholesale and retail, 10%; construction and public works, 10%; installment loans to individuals, 8%; real estate – construction, 5%; services provided to companies, 5%; transport and communications, 3%; energy, 2%; and textile and clothing, 2%. Each other economic sector accounts for less than 2% individually of the total domestic loans. Although the Banking Group’s clientele extends throughout Portugal, concentration is greatest in the central and northern areas of the country where the main industries and services are located. International loans, amounting to euro 4,225.1 million, were directed among the following principal business sectors: banks and other financial institutions, 34%; commercial, 10%; real estate – construction, 9%; real estate – mortgage 6%; and transports and communications, 5%. The Banking Group has consistently aimed at developing a balanced and diversified loan portfolio and avoiding excessive concentration.

The continuous growth of the net loan portfolio during the last few years resulted from the Banking Group’s strategy to capture a higher share of the private market, primarily in real estate mortgages and commercial loans, mainly due to the strategic decision to focus on small and medium corporations. Complementing this strategy was the continued growth of the Portuguese economy until 2000, which achieved a 3.7% GDP growth rate in 2000 (1999: 3.8%). However, the slowdown of the Portuguese economy in 2001 and 2002, with the GDP growing at 1.6% and 0.5%, respectively, as well as a more restrictive credit policy and securization transactions, led to a lower rate of increase in the Banking Group’s net loan portfolio during 2002 (4.0% compared to 10.4% in 2001, and 28.6% in 2000). During 2002, the Banking Group securitized euro 150 million of consumer loans, euro 300 million of corporate loans (leasing) and euro 1,000 million of mortgage loans. Restrictive policies were adopted in non-strategic sectors, namely consumer loans, whereas in the main strategic sector, mortgage loans, the policy of growth and expansion continued.

Approximately 16% of the total Group loans are extended to non-resident customers, mainly through the BES Group’s overseas branches (London, New York, Lausanne, Cayman Islands and Madeira-offshore) and the Group’s subsidiaries outside of Portugal (Spain, France, Switzerland, Ireland, Macau, Panama and USA). Most of the Group’s trade finance lending is conducted through these entities.

At December 31, 2002, the Group’s six largest loans represented in aggregate 5.6% of the total gross loans. These loans are current as to the payment of the principal and interest.

Four of these largest loans are to: Electricidade de Portugal SA (“EDP”), a partially state-owned company that is the sole provider of electricity in Portugal; two Portuguese groups whose main activities relate to construction of large public works and real estate in the middle/high residential segment; and E.S. International Holdings companies (the non-financial arm of the Espírito Santo group of companies). The remaining two largest loans are to offshore special purposes entities, whose principal purpose is to make investments in connection with the privatization of Portuguese state-owned companies, principally in the

Back to Contents

communication and banking sectors, and other listed and unlisted companies. See Item 7. “Major Shareholders and Related Party Transactions” for additional information about a loan to one of these special purpose entities. The ultimate beneficial owners of the special purpose entities are private individuals. BES holds the securities purchased as collateral for the loans. All of the loans were fully collateralized when granted. The level of collateral coverage of the loans may vary, depending on the market price of the securities held as collateral, and at times, the outstanding amount of these loans may exceed the value of the collateral. The Bank may request the borrowers to make cash payments to increase the value of the collateral. The securities held by these entities include equities listed on OECD stock exchanges and structured products where the underlying assets are listed in the same markets; the most representative equities involved are Portugal Telecom, PT Multimedia, Banco Português de Investimento and BES and unlisted shares in BES-related parties. Management believes that it has made sufficient allowances to cover potential losses resulting from a decline in the market value of the collateral.

The Bank of Portugal has adopted special procedures for monitoring the Group’s exposure to entities defined as “large risks” for Portuguese regulatory purposes. These procedures apply to the Group’s eligible net exposure under loans, guarantees, securities and other assets. Large risks are defined as exposures that individually exceed 10% of the Group’s “Own Funds” (defined as eligible total Tier I and Tier II capital). Until 1998, the limit was 15%. In addition, on a consolidated basis, the Group’s total exposure to any one customer may not surpass 25% of the Group’s Own Funds, and the aggregate amount of risk assets may not exceed twelve times the amount of the Group’s Own Funds. At December 31, 2002, the Group’s loans complied with these requirements. Large risk assets totaled euro 2.7 billion at December 31, 2002 and included loans, debt and equity securities and guarantees.

As noted above, the Bank continues to develop its lending policies and practices to facilitate the management and control of its credit risks in light of the changing economic environment that has characterized the Portuguese market in recent years. The Bank has a Credit and Financial Committee, which meets on a daily basis, and a Credit Risk Analysis Committee (“CRAC”). The Credit and Financial Committee’s main function is the approval of all credit transactions that are not under the credit approval powers delegated to the different functional levels within the Bank as well as its subsidiaries. The Credit and Financial Committee is composed of the Executive Board Members and the heads of the different commercial departments and business units, as well as a representative of the Risk Department. In addition, risk managers analyse the risk inherent in the BES Group’s loan portfolio, follow “watch list” customers, recommend management policies and deal with situations where a customer defaults on its payments when they become due. The key elements of the credit review process are: analysis of the customer business activity and each sector in which the Bank is involved; diversification of the loan portfolio by sector with lending policies designed to manage the particular risks within each sector; reduction of the BES Group’s loan exposure to identified problematic sectors; and monthly analysis of the overall credit risk. The Bank’s management uses the monthly and quarterly analysis of the loan portfolio and its risk profile performed by the Global Risk Department, based on the monitoring procedures described above, as well as semi-annual meetings of the CRAC with the business areas at which potential problem loans and troubled debt restructurings are discussed. The Recovery Loans Department also produces reports regarding overdue loans. The gathering of this information helps the Bank’s management to determine which allowances are necessary and appropriate to cover potential quality problems. The risk assessment analysis is comprised of three components: (a) a qualitative analysis of the borrower; (b) an economic and financial risk assessment based on quantitative results, focused primarily on the borrower’s financial statements and annual reports; and (c) a measure of the applicable industry risk.

The risk inherent in the BES Group’s corporate loan portfolio is determined based on the internal rating systems used by the BES Group. This system is currently being adapted in the light of the Basle Committee’s recommendations on the basis of the proposed New Capital Accord, and on international rating agencies’ practices. For more information on the Basle Committee and the New Capital Accord, see “ – Supervision and Regulation – Supervision and Regulation in Portugal – Capital Adequacy Requirements”. Based on this development, to assess the risk of the corporate segment efficiently, and in keeping with the complexity and magnitude of exposures in this segment, the BES Group assigns internal ratings using two distinct methodologies: (i) medium-sized customers are analyzed under a standardized rating model, the accuracy of which is reviewed periodically; (ii) large corporate customers and project finance transactions are analyzed by the Rating Board, which consists of a team of specialized technical staff, organized by business

Back to Contents

sectors. Internal ratings as well as risk analysis not only play an important role in the loan approval process, but are also used for monitoring the risks inherent in the loan portfolio on an ongoing basis as well as in connection with pricing decisions and in determining the risk-adjusted return of the BES Group’s segments and commercial units.

The Group usually requires collateral for most loans (corporate, project finance, structured finance, real estate, mortgages, consumer, etc), especially loans with maturities over 180 days. In the case of loans extended to subsidiaries, a guarantee by the parent in an amount equivalent to the amount of the loan is almost always required. In addition, project finance transactions are secured by mortgages on assets and financial covenants (ownership clause, debt to equity ratios, debt service cover ratios, cash reserves account, hedging strategies, etc).

If a loan is secured by a mortgage, the underlying real estate is subject to an independent appraisal, and the loan-to-value (“LTV”) ratio may not exceed 90%. Qualitative factors such as the average outstanding loan balance for the account, and the profession and marital status of the borrower are also taken into consideration.

For instalment loans to individuals, the BES Group uses origination scorings for consumer loans and credit cards. These statistical models are used to assess a customer’s risks and allow the BES Group to focus on less risky and higher value customers. The experience gained in the fine-tuning of these tools has permitted the BES Group to improve the quality of the loan portfolio.

The Banking Group holds for sale numerous small properties recovered from customers who defaulted on their loans. These properties are recorded as real estate held for disposal at the lower of cost or market, based on judicially arranged public auctions and negotiated settlements at the time of legal foreclosure. If the properties are not sold within five years, the total value of such properties is deducted from the Group’s Own Funds. The aggregate acquisition cost for such properties at December 31, 2002 was euro 64.1 million compared with euro 53.9 million at December 31, 2001. At December 31, 2002, the current market value of these properties was estimated to be euro 9.4 million less than their acquisition cost (compared with euro 6.9 million at December 31, 2001). This amount has been fully provisioned by the Group.

Net Loans to Customers

The breakdown of the Banking Group lending by category of borrower/business sector is set out in the tables below. Figures for domestic and international are based on the domicile of the customer.

Back to Contents

	December 31,

	1998	1999	2000	2001	2002

	(euro millions)
Domestic:
Commercial (1)	5,771.4	6,803.7	9,330.0	10,319.5	12,498.0
Financial	29.9	46.0	64.2	122.0	86.3
Agricultural	162.4	224.3	214.2	203.7	231.9
Real estate – Construction	734.5	760.1	633.1	890.9	1,115.2
Real estate – Mortgage (2)	3,907.0	5,656.2	7,092.6	8,245.7	7,911.9
Instalment loans to individual (3)	1,744.7	1,755.4	1,890.6	1,850.2	1,131.1

Total domestic (gross)	12,349.9	15,245.7	19,224.7	21,632.0	22,974.4

	December 31,

	1998	1999	2000	2001	2002

	(euro millions)
Allowance for loan losses:
Specific allowance	(252.4)	(272.2)	(296.7)	(301.1)	(348.5)
Category risk allowance	(155.0)	(181.2)	(232.3)	(246.0)	(307.5)

Total allowances	(407.4)	(453.4)	(529.0)	(547.1)	(656.0)

Total domestic (net)	11,942.5	14,792.3	18,695.7	21,084.9	22,318.4

International:
Commercial	888.9	662.1	639.4	468.6	645.6
Financial	1,070.6	1,059.5	979.7	828.7	558.5
Industrial	398.3	545.7	689.2	714.0	610.3
Governments and official institutions	16.0	48.1	28.7	23.0	14.6
Other loans (4)	880.4	855.2	2,065.1	2,371.5	2,396.1

Total international (gross)	3,254.2	3,170.6	4,402.1	4,405.8	4,225.1

Allowance for loan losses:
Specific allowance	(8.4)	(29.8)	(34.6)	(29.1)	(38.0)
Category risk allowance	(15.7)	(25.3)	(29.2)	(42.2)	(76.1)
Sovereign and other risks allowance	(10.1)	(21.3)	(32.8)	(19.0)	(12.5)

Total allowances	(34.2)	(76.4)	(96.6)	(90.3)	(126.6)

Total international (net)	3,220.0	3,094.2	4,305.5	4,315.5	4,098.5

Total gross loans to customers (5)	15,604.1	18,416.3	23,626.8	26,037.8	27,199.5
Total allowances for loan losses	(441.6)	(529.8)	(625.6)	(637.4)	(782.6)

Total net loans to customers as per financial statements	15,162.5	17,886.5	23,001.2	25,400.4	26,416.9

Off-balance sheet items:
Guarantees provided: (5)
Domestic	2,304.4	2,426.1	3,025.3	3,148.1	3,365.8
International	763.2	846.6	1,070.5	1,168.9	1,154.7

Total guarantees	3,067.6	3,272.7	4,095.8	4,317.0	4,520.5

(1)
At December 31, 2002, this item included lease financings in the amount of euro 911 million (compared with euro 1,058 million at December 31, 2001, euro 895 million at December 31, 2000, euro 657 million at December 31, 1999 and euro 473 million at December 31, 1998).

Back to Contents

The following table sets forth the percentage of loans by business sector included in the “Domestic-Commercial” category. Loans granted to borrowers in other business sectors individually represented less than 3% of the total loans included in this category.

	December 31,

	2001	2002

Construction/public works	19%	18%
Wholesale/retail trade	18%	20%
Services provided to companies	9%	10%
Transports and communications	6%	6%
Food, beverages and tobacco	3%	4%
Textiles and clothing	3%	3%
Tourism	2%	3%
Energy	4%	3%
Public services	2%	–

(2)	At December 31, 2002, this item mainly comprised loans granted by BES and BIC in the amount of euro 3,892.5 million (compared with 3,369.8 million at December 31, 2001) and euro 4,413.8 million (compared with euro 4,865.1 million at December 31, 2001), respectively.

(3)	At December 31, 2002, this item mainly comprised loans granted by BES, Credibom, BIC and Crediflash in the amount of euro 846.1 million (compared with euro 1,080.9 million at December 31, 2001), euro 477.1 million (compared with euro 418.0 million at December 31, 2001), euro 287.2 million (compared with euro 243.6 million at December 31, 2001), and euro 118.1 million (compared with euro 113.2 million at December 31, 2001), respectively.

(4)	The growth in this item in 2000 and 2001 is due principally to loans granted to several privately owned companies the activity of which consists mainly of trading in securities listed on OECD stock exchanges.

The following table breaks down the loans included in this category by business sector as of the dates indicated. Loans granted to borrowers in other business sectors individually represented less than 3% of the total loans included in this category:

	December 31,

	2001	2002

Investment management	32%	32%
Real estate mortgage	9%	11%
Real estate construction	8%	15%
Transport and communications	7%	9%
Instalment loans to individuals	7%	5%
Services provided to companies	5%	5%
Construction and public works	4%	5%

(5)	The following table shows the growth of guarantees compared with the growth of all loans during the years 1998 through 2002:

	1998	1999	2000	2001	2002

Gross loans to customers	39.9%	18.7%	28.3%	10.2%	4.5%
Guarantees	25.6%	6.7%	25.2%	5.4%	4.7%

In accordance with instructions from Bank of Portugal, “Guarantees – International” includes the guarantees given to ESOL’s, BESOL’s and ESFG (Overseas)’s preference shareholders, each amounting to respectively euro 283.7 million, euro 283.7 million and euro 281.2 million at December 31, 2001.

Guarantees outstanding as of December 31, 2002, have been granted by the Group to resident customers in the amount of euro 3,365.8 million (December 31, 2001: euro 3,148.1million) and to non-residents in the amount of euro 1,154.7 million (December 31, 2001: euro 1,168.9 million). Guarantees provided by the Group - domestic at December 31, 2001 and December 31, 2002 are distributed as follows:

	December 31,

	2001	2002

Borrowings	19%	15%
Civil construction performance bonds	15%	13%
Letters of credit	12%	9%
EU related grants	5%	3%
Customers guarantees	3%	2%
Value-added tax (VAT) guarantees	2%	2%

The Bank’s loss experience for the year with respect to guarantees was approximately 0.21% of the total amount outstanding (2000: 0.02%).

Back to Contents

Maturity Distribution of Net Loans to Customers

As of December 31, 2002, 62.6% of the Banking Group’s gross loans had a maturity of one year or more (December 31, 2001: 63%). The concentration of loans with maturities of one year or more reflects the Banking Group’s strategies as described above. These strategies have led to an increase in loans with longer maturities in the loan portfolio, mainly as a result of the focus on real estate mortgages and investment management clients.

The following table sets forth the maturity profile by economic sector as of December 31, 2002 for the Banking Group’s gross loans to customers:

	December 31, 2002

					Total gross loans	Allowances for loan losses(2)
	1 year or less	1 to 5 years	After 5 years	Indeterminate(1)			Total net loans

	(euro millions)
Domestic:
Commercial (3)	6,490.5	3,718.2	1,985.2	304.1	12,498.0	(396.6)	12,101.4
Financial	65.2	18.2	2.9	–	86.3	–	86.3
Agricultural	155.7	36.4	34.7	5.1	231.9	(6.2)	225.7
Real estate – construction	783.3	244.0	79.0	8.9	1,115.2	(7.7)	1,107.5
Real estate – mortgage	57.5	135.4	7,587.5	131.5	7,911.9	(148.3)	7,763.6
Instalment loans to individuals	343.6	487.1	199.8	100.6	1,131.1	(97.2)	1,033.9

Total Domestic	7,895.8	4,639.3	9,889.1	550.2	22,974.4	(656.0)	22,318.4

International:
Commercial	434.8	160.7	47.4	2.7	645.6	(11.9)	633.7
Financial	419.0	63.8	75.7	–	558.5	(13.1)	545.4
Industrial	275.9	200.5	122.8	11.1	610.3	(6.6)	603.7
Governments and official institutions	10.6	4.0	–	–	14.6	(12.2)	2.4
Other loans	1,074.1	532.1	743.0	46.9	2,396.1	(82.8)	2,313.3

Total International	2,214.4	961.1	988.9	60.7	4,225.1	(126.6)	4,098.5

Total loans to customers as per financial statements	10,110.2	5,600.4	10,878.0	610.9	27,199.5	(782.6)	26,416.9

Off-balance sheet items:
Guarantees provided
– Domestic	643.8	351.3	2,170.2	200.5	3,365.8	–	3,365.8
– International	88.1	402.2	587.4	77.0	1,154.7	–	1,154.7

Total guarantees	731.9	753.5	2,757.6	277.5	4,520.5	–	4,520.5

(1)	Loans classified with indeterminate maturity are overdue loans.

(2)	In the “International” category, allowances at December 31, 2002, include sovereign risk allowances of euro 9.6 million.

(3)	The economic sectors included in “Domestic – Commercial” which accounted for the major portion of the allowances, at December 31, 2002, are:

Back to Contents

	December 31,

	2001	2002

Wholesale and retail	34%	36%
Construction and public work	13%	12%
Manufacture of machinery appliance	2%	7%
Services provided to companies	4%	5%
Textiles	5%	5%
Food, beverage and tabacco	3%	4%

Interest Rate Sensitivity

Interest rate sensitivity is a measure for the relationship between market interest rates and net interest income resulting from the periodic repricing of assets and liabilities. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on interest income. As discussed below, in the case of the Banking Group, because the vast majority of assets and liabilities are matched on a maturity basis and reprice within three to six months, there is no material positive or negative interest rate gap.

The vast majority of the Banking Group’s interest-earning assets and interest-bearing liabilities have repricing periods of less than six months. All loans with maturities exceeding six months have floating interest rates and are substantially supported by matched borrowings and deposits. As a general policy, the Banking Group revises interest rates on borrowings and deposits in accordance with market conditions. As a result, the Banking Group is able to minimize the potential for a mismatch of the interest rates on its assets and liabilities.

The following table shows the interest rate sensitivity of the Banking Group’s loans to customers based on the loans’ maturity:

	December 31, 2002

	1 year or less	1 to 5 years	After 5 years	Indeterminate	Total gross loans

Interest rate sensitivity of loans to customers by maturity:
Variable interest rates (1)	7,817.0	4,314.7	10,536.4	459.8	23,127.9
Fixed interest rates (2)	2,355.3	1,285.7	341.6	89.0	4,071.6

Total by maturity	10,172.3	5,600.4	10,878.0	548.8	27,199.5

(1)	Variable interest rates loans include floating and adjustable rate instruments. The interest rates are determined according to market rates.

(2)	Fixed interest rate loans include euro 1,401.5 million of instalment loans to individuals, euro 1,191 million of discounted trade bills, euro 1,401.5 million of credit for investment, euro 99 million of lease contracts, euro 88 million of collateralized loans and euro 116 million of other loans.

Non-accrual, Past Due 90 Days and Troubled Debt Restructuring Loans

The following discussion provides detailed information with respect to the risk inherent in the BES Group’s loan portfolio, based on guidelines adopted by the SEC. The BES Group’s policies with respect to charge-offs and allowances for loan losses are described below in the section “Provision and Allowance for Loan Losses”. The BES Group’s loan control and review procedures generally do not classify loans as non-accrual, past due 90 days, troubled debt restructuring and potential problem loans, as defined by the SEC. However, the BES Group has estimated, as set forth below, the amount of these loans (without giving effect to available security, which would have been so reported had the SEC’s classifications been employed):

Back to Contents

	December 31,

	1998	1999	2000	2001	2002

	(euro millions)
Loans accounted for on a non-accrual basis
(unsettled claims; including loans where interest is accrued and provided against in full):
Domestic (1)	318.8	366.2	403.7	447.8	550.2
International	20.0	36.8	43.4	45.4	60.7
Remaining principal amount (not due yet) of loans accounted for on a non-accrual basis	46.3	79.8	112.4	144.7	268.6
Loans not included above which are “troubled debt restructurings”:
Domestic (2)	113.4	46.9	35.5	63.9	146.1
International	–	–	–	–	–

Total	498.5	529.7	595.0	701.8	1,025.6

(1)	Excludes fully collateralized mortgage loans. The increase in 2002 is in line with loans accounted for on a non-accrual basis and is a consequence of a deterioration of the economic environment .

(2)	The substantial increase in 2002 reflects the continued weak economic environment in Portugal, which created financial difficulties for many corporations and necessitated the initiation of debt restructuring procedures

The BES Group’s accounting treatment of overdue loans is in accordance with the rules of the Bank of Portugal. Loans are classified as overdue when principal payments are due but are not paid for a period of up to 30 days. The Bank of Portugal generally requires overdue loans to be placed on “non-accrual” status. Accordingly, no interest is accrued on overdue loans, and all overdue interest is instead carried in a special “overdue” account for the next 60 days. After 90 days from the original due date, the overdue interest is reversed. Further interest is recognized in income only if and when received.

“Troubled debt restructurings” are loans in respect of which the lender has granted the borrower a concession that it would not otherwise consider. We may restructure these loans by, among other things, reducing the stated interest rate for the remaining portion of the original life of the debt, or extending the maturity date (or dates) at an interest rate lower than the current market rate for new debt with a similar risk profile.

Interest on troubled debt restructurings is accrued in accordance with the new terms agreed in connection with the restructuring. If these terms are not fulfilled, the debt is reclassified as an overdue loan and pursued judicially.

The following table compares the gross interest income that would have been recorded on loans classified as non-accruing loans or troubled debt restructurings in 2002 had they been fulfilled in accordance with their original terms and conditions with the interest income actually recorded in connection with these loans in 2002:

Back to Contents

	2002

	Interest income in accordance with loans’ original terms and conditions	Interest income recognized

	(euro millions)
Non-accrual loans:
Domestic	29.3	14.7
International	1.2	0.3
Troubled debt restructuring:
Domestic (1)	7.5	4.8
International	–	–

Total	38.0	19.8

Potential Problem Loans

The BES credit risk committee has identified certain potential problem loans that are not included in the loans described above under the section “Non-accrual, Past Due 90 Days and Troubled Debt Restructuring Loans” because they do not currently include any overdue element. The loans identified by the committee are placed on a watch list, which is then monitored by the respective segment’s commercial director, or by the Global Risk Department within the BES Group, for special review and follow-up. At December 31, 2002, the domestic and international loans placed on this watch list amounted to euro 1,242 million (December 31, 2001: euro 1,012 million), the risk component of which management believes has been adequately provided for in the total loan loss allowances. Potential problem loans in the Banking Group’s non-Portuguese operations are not significant.

Distribution of Cross-Border Outstandings and Foreign Country Related Assets

The following tables show the Banking Group’s international outstandings by geographic region as of December 31, 2000, 2001 and 2002. Outstandings are defined as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments, other monetary assets and investments in associated companies. Outstandings are included in a particular geographic region according to the location of the particular borrower. Total international outstandings at December 31, 2002 were equivalent to euro 13,220.2 million.

Back to Contents

	December 31, 2002
	Banks and other financial institutions	Government and official institutions	Loans to customers	Trading and investment securities	Total	%

	(euro millions, except percentages)
Europe:
Spain	1,661.6	69.2	1,198.9	71.4	3,001.1	7.11
United Kingdom	1,109.1	30.8	459.1	501.8	2,100.8	4.98
France	51.5	10.0	71.7	63.9	197.1	0.47
Gibraltar	0.0	0.0	98.5	329.6	428.1	1.01
Germany	32.1	151.5	33.7	20.8	238.1	0.56
Luxembourg	7.3	0.0	395.2	18.0	420.5	1.00
Others (1)	920.7	3.4	215.8	493.9	1,633.8	3.87

Total	3,782.3	264.9	2,472.9	1,499.4	8,019.5	19.00

South America:
Brazil	20.2	32.3	60.2	284.6	397.3	0.94
Others (1)	236.8	0.0	147.4	14.2	398.4	0.94

Total	257.0	32.3	207.6	298.8	795.7	1.89

North America:
United States	507.2	787.4	315.9	491.6	2,102.1	4.98
British Virgin Islands	6.5	0.0	607.3	8.9	622.7	1.48
Cayman Islands	367.3	0.0	24.5	830.3	1,222.1	2.90
Others (1)	10.3	3.6	135.5	2.4	151.8	0.36

Total	891.3	791.0	1,083.2	1,333.2	4,098.7	9.71

Africa	75.1	8.6	106.8	16.8	207.3	0.49

Others (1) (2)	43.9	7.6	24.7	22.8	99.0	0.23

Total international outstandings	5,049.6	1,104.4	3,895.2	3,171.0	13,220.2	31.32

Total Gross Assets					42,206.1	100.00

Developing countries					1,031.9	2.44

Countries with repayment agreements (3)					1,236.3	2.93

Back to Contents

	December 31, 2001
	Banks and other financial institutions	Government and official institutions	Loans to customers	Trading and investment securities	Total	%

	(euro millions, except percentages)
Europe:
Spain	816.6	51.5	1,161.8	66.5	2,096.4	5.30
United Kingdom	133.6	39.2	438.7	349.2	960.7	2.43
France	111.2	16.0	110.2	53.7	291.1	0.74
Gibraltar	0.0	0.0	98.2	372.4	470.6	1.19
Germany	11.3	190.7	45.6	66.5	314.1	0.79
Luxembourg	485.7	0.0	158.1	13.0	656.8	1.66
Others (1)	325.1	124.9	213.8	381.5	1,045.3	2.64

Total	1,883.5	422.3	2,226.4	1,302.8	5,835.0	14.75

South America:
Brazil	63.0	56.9	103.6	314.4	537.9	1.36
Others (1)	26.4	5.7	151.7	63.3	247.1	0.62

Total	89.4	62.6	255.3	377.7	785.0	1.98

North America:
United States	286.4	1,007.4	272.3	512.8	2,078.9	5.26
British Virgin Islands	28.2	0.0	806.9	10.5	845.6	2.14
Cayman Islands	304.5	0.0	40.6	1,020.0	1,365.1	3.45
Others (1)	134.2	3.3	49.2	6.9	193.6	0.49

Total	753.3	1,010.7	1,169.0	1,550.2	4,483.2	11.34

Africa	93.2	5.6	113.1	26.6	238.5	0.60

Others (1) (2)	87.0	9.6	27.9	58.7	183.2	0.46

Total international outstandings	2,906.4	1,510.8	3,791.7	3,316.0	11,524.9	29.13

Total Gross Assets					39,548.5	100.00

Developing countries					1,115.0	2.82

Countries with repayment agreements (3)					843.7	2.13

Back to Contents

	December 31, 2000
	Banks and other financial institutions	Government and official institutions	Loans to customers	Trading and investment securities	Total	%

	(euro millions, except percentages)
Europe:
Spain	1,688.3	34.9	846.5	60.2	2,629.9	7.67
United Kingdom	198.2	31.7	376.0	122.0	727.9	2.12
France	817.6	0.0	185.3	60.6	1,063.5	3.10
Gibraltar	0.1	0.0	79.7	0.0	79.8	0.24
Germany	9.0	187.5	64.6	125.0	386.1	1.13
Luxembourg	522.6	0.0	122.4	52.1	697.1	2.03
Others (1)	474.0	127.7	295.5	337.1	1,234.3	3.60

Total	3,709.8	381.8	1,970.0	757.0	6,818.6	19.89

South America:
Brazil	9.0	0.5	80.1	187.6	277.2	0.81
Others (1)	21.3	5.4	254.0	57.1	337.8	0.99

Total	30.3	5.9	334.1	244.7	615.0	1.80

North America:
United States	198.6	1,066.4	98.6	395.8	1,759.4	5.13
British Virgin Islands	0.0	0.0	1,116.7	0.0	1,116.7	3.26
Cayman Islands	5.5	0.0	151.3	227.5	384.3	1.12
Others (1)	174.3	5.7	4.8	9.6	194.4	0.57

Total	378.4	1,072.1	1,371.4	632.9	3,454.8	10.08

Africa	134.2	5.6	56.2	27.3	223.3	0.66

Others (1) (2)	201.2	9.1	61.2	203.7	475.2	1.39

Total international outstandings	4,453.9	1,474.5	3,792.9	1,865.6	11,586.9	33.82

Total Gross Assets					34,280.6	100.00

Developing countries					730.5	2.13

Countries with repayment agreements (3)					766.3	2.24

(1)	At December 31, 2002, no single country included in this category accounted for more than 1% of the Group’s total assets

(2)
At December 31, 2002, this category comprised outstandings in respect of Asian countries (mainly South Korea and Hong Kong) and Australia, none of which accounted for more than 1% of the Group’s total assets

(3)
This category comprises outstandings with respect to countries with sovereign debt problems, as defined by the Bank of Portugal. At December 31, 2002, no country in this category accounted for more than 1% of the Group’s total assets

At December 31, 2002, 2.44% of the Banking Group’s total assets related to obligors whose domicile was in countries classified by the World Bank as “developing countries” with low and middle income (compared with 2.82% at December 31, 2001). These countries primarily include Brazil, Angola, Poland, Morocco, Panama, South Korea, and several Latin America countries. Since the Banking Group’s international business is concentrated in Europe and North America, its exposure to countries experiencing repayment difficulties was only 2.93% of its total outstandings as of December 31, 2002 (compared with

Back to Contents

2.13% at December 31, 2001). In absolute terms, this exposure was euro 1,236.3 million at December 31, 2002 (compared with euro 843.7 million at December 31, 2001).

As set forth in the table under the heading “Non-accrual, Past Due 90 Days and Troubled Debt Restructuring Loans,” the Banking Group’s foreign non-accrual loans totaled euro 60.7 million, or 1.6% of total gross international loans at December 31, 2002, euro 45.4 million or 1.0% at December 31, 2001, and euro 43.4 million or 1.0% at December 31, 2000.

Provision and Allowance for Loan Losses

Portuguese regulations require that debt for which any payment is overdue for more than 30 days must be classified as overdue and placed on non-accrual status. Allowance for loan losses and sovereign risk for the Bank and its subsidiaries is made in accordance with the applicable regulatory requirements issued by the Bank of Portugal. These regulatory requirements comprise:

(i)
A loan-specific allowance based on the amount of time that has passed since the date on which the principal or interest of the overdue loan was due. Loans are defined as overdue when they are overdue with respect to principal or interest for 30 days. The allowance ranges from 1% to 100%, depending on the age of the loan in relation to its repayment date and varies according to whether or not the credit is collateralized. The following table provides an overview of the required allowances:

	Allowance (% of the Amount Outstanding)
Period Since Payment Due	Class	Unsecured (1)	Secured (1)

Up to 3 months overdue (2)	I	1%	1%
Over 3 months but within 6 months	II	25%	10%
Over 6 months but within 12 months	III	50%	25%
Over 12 months but within 36 months	IV	100%	50%
Over 36 months (3)	V	100%	100%

(1)
For Bank of Portugal purposes, secured loans comprise all credits that are either collateralized or personally guaranteed. However, the BES Group classifies loans benefiting only from personal guarantees as unsecured loans.

(2)	For consumer loans to individuals, the rate of allowance is 1.5% for Class I unsecured and secured loans.

(3)
In the case of a loan secured by a building or an apartment/flat, the 100% provision is applicable only if the period overdue exceeds four years, unless the debtor lives in the property, in which case the period is five years.

(ii)
If the overdue component (principal and interest) is greater than 25% of the total outstanding balance of any such loan or of the total loans to a specific customer, an additional loan-specific allowance determined by applying one-half of the average of the provision percentages applicable to the overdue payments on such loan or on the total loans to a specific customer, according to the above table to the amount of the then non-overdue outstanding balance of such loan. The purpose of this additional allowance is to provide for the possible non-collection of the portion of the loan that is not yet due for repayment. In accordance with applicable Bank of Portugal regulations, overdue loans that have been written off are considered fully provisioned for purposes of this specific allowance.

(iii)
A category risk allowance to cover probable loan losses that are present in any portfolio of bank loans, including guarantees and other indirect exposures, but that have not been specifically identified in categories (i) and (ii) discussed above and for which no specific provision was made. In accordance with Bank of Portugal rules, this allowance must not amount to less than 1% of the total performing loans and guarantees, except for consumer loans to individuals, for which the minimum allowance is 1.5%. Management may decide, however, to make additional provisions, in order to, among other things, safeguard against a potential deterioration in the financial and economic situation of the Group’s customers as a result from economic downturns.

(iv)	A sovereign risk allowance for financial assets and off-balance sheet credit facilities granted to foreign companies or governments considered to be of risk, with the following exceptions:

Back to Contents

•	Assets in foreign branches that are denominated in local currency of that country, which are funded through liabilities expressed in that same currency;

•	Capital investments;

•	Foreign branches of banks headquartered in the member states of the European Union;

•	Items guaranteed by certain entities, as specified in current legislation, provided the guarantee includes transfer risk; and

•	Foreign short-term commercial loans which comply with the Bank of Portugal regulations for exemption.

Management believes that the provisions that have been made in accordance with the Bank of Portugal regulations are sufficient to cover the actual and potential losses of the Banking Group on the loan portfolio. The aggregate amount of the provisions as of December 31, 2002 was euro 782.6 million (December 31, 2001: euro 637.4 million; December 31, 2000: euro 625.6 million). Allowances are adjusted on a monthly basis.

For the purposes set out above, secured loans which involve a security interest that the Banking Group considers subordinate to material governmental liens (such as unpaid taxes and social security contributions) are treated as unsecured. The following table shows the amounts required at December 31, 2001 for the Banking Group to comply with the Bank of Portugal guidelines:

	Specific allowance at December 31, 2002
Class of overdue debt	I	II	III	IV	V	Total

Secured loans (1)	12.4	7.1	23.3	133.7	32.4	208.9
Specific allowance required	0.1	0.7	7.5	67.9	25.8	102.0
Unsecured loans	96.8	33.3	63.1	105.4	103.4	402.0
Specific allowance required	9.2	7.5	34.7	105.3	103.3	260.0

Total specific allowance for overdue debt at December 31, 2002	9.3	8.2	42.2	173.2	129.1	362.0

Total specific allowance for doubtful debt						24.5

Total specific allowance at December 31, 2002						386.5

(1)	Class V amounts include credits that are collateralized (mortgage loans).

Back to Contents

The following table shows details of the movements in the Banking Group loan loss reserves, which include reserves for sovereign risks by location of customer for each of the past five fiscal years.

Analysis of the Allowance for Loan Losses

	December 31,

	1998	1999	2000	2001	2002

	(euro millions, except percentages)
Allowance for loan losses at beginning of year:
Domestic:
Specific allowance	217.9	255.8	275.6	296.7	301.1
Category risk	110.6	155.0	181.2	232.3	246.0
International:
Specific allowance	12.3	5.0	26.4	34.7	29.1
Category risk	16.5	15.7	25.3	29.1	42.2
Sovereign and other risk	9.8	10.1	21.3	32.8	19.0

	367.1	441.6	529.8	625.6	637.4

Additions / Reversals: (1)
Domestic:
Specific allowance	94.6	75.0	63.8	92.9	127.5
Category risk	42.5	29.3	50.7	24.2	75.4
International:
Specific allowance	(2.8)	21.8	9.7	21.7	25.0
Category risk	1.1	4.4	5.6	7.0	13.1
Sovereign and other risk	(0.6)	9.6	10.6	2.8	(0.5)

	134.8	140.1	140.4	148.6	240.5

Exchange movements and other adjustments: (2)
Domestic:
Specific allowance	7.2	5.6	15.2	5.1	15.4
Category risk	1.9	(3.1)	1.1	(10.5)	(13.1)
International:
Specific allowance	(0.6)	–	6.1	0.9	(0.7)
Category risk	(1.8)	5.3	(1.6)	6.1	20.8
Sovereign and other risk	0.9	1.6	1.0	8.4	(6.0)

	7.6	9.4	21.8	10.0	16.4

Recoveries: (3)
Domestic:
Specific allowance	(5.7)	(6.4)	(5.1)	(5.3)	(8.5)
Category risk	–	–	–	–	–
International:
Specific allowance	(0.8)	(0.1)	(0.1)	(0.2)	(0.2)
Category risk	–	–	–	–	–
Sovereign and other risk	–	(0.1)	–	–	–

	(6.5)	(6.6)	(5.2)	(5.5)	(8.7)

Back to Contents

Analysis of the Allowance for Loan Losses – continued

	December 31,

	1998	1999	2000	2001	2002

	(euro millions, except percentages)
Loans charged off: (1)
Domestic:
Specific allowance	(57.0)	(54.3)	(52.8)	(88.3)	(87.0)
Category risk	–	–	(0.8)	–	(0.8)
International:
Specific allowance	(3.1)	(0.3)	(7.5)	(28.0)	(15.2)
Category risk	(0.1)	–	(0.1)	–	–
Sovereign and other risk	–	–	–	(25.0)	–

	(60.2)	(54.6)	(61.2)	(141.3)	(103.0)

Allowance for loan losses at the end of the year:
Domestic:
Specific allowance	257.0	275.7	296.7	301.1	348.5
Category risk	155.0	181.2	232.2	246.0	307.5
International:
Specific allowance	5.0	26.4	34.6	29.1	38.0
Category risk	15.7	25.3	29.2	42.2	76.1
Sovereign and other risk	10.1	21.3	32.9	19.0	12.5

Total allowances for loan losses	442.8	529.9	625.6	637.4	782.6

Average gross loans	12,103.5	15,935.3	19,519.8	24,118.8	26,689.8

Net charge-off as a percentage of average loans	0.50%	0.34%	0.31%	0.59%	0.39%

Total allowance as a percentage of average loans	3.66%	3.33%	3.20%	2.64%	2.93%

(1)
The figures reflect both additions to allowances made in any given period as well as reversals of allowances previously made. The Group has adopted what it believes to be prudent policies in its credit analysis and in the recognition of allowances. Overdue loans are fully provided for and loans considered uncollectable are written off.

During 1999, the main movements in the allowance for loan losses are: (i) a decrease in the additions of “Category risk allowance – Domestic” due to the securitization of consumer loans with a book value of euro 250 million, which led to a reduction of euro 3.1 million in the category risk allowance, and (ii) an increase in the “Specific allowance – International” as a result of the full provisioning of the exposure to a Chinese trust and investment company, which amounted to euro 11.4 million.

The slowdown of the Portuguese economy led to a significant growth in loan loss provisions in 2001 and 2002. In each of these years, the BES Group wrote off several loans that were fully provided for. These loans are not totally unrecoverable. Any payments on these loans in the future would be recognized in income if and when received.

(2)	Exchange rate movements and other adjustments include the loan loss allowances of Banco Espírito Santo dos Açores, S.A. (BAC) at the date of the first consolidation (July, 2002).

(3)	Recovery of loans previously written off are credited directly to the income statement.

Back to Contents

The following table shows overdue loans and other loans at risk in absolute terms and as a percentage of total loans as well as the aggregate amount of loan loss allowances for overdue loans and potential problem loans both in absolute terms and as a percentage of overdue loans (including overdue interest):

Loans at Risk and Respective Allowances

	December 31,

	1998		1999		2000		2001		2002

	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

	(euro millions, except percentages)
Gross loans	15,606.1		18,416.3		23,626.9		26,037.8		27,199.5
Performing loans	15,094.1		17,887.6		23,031.9		25,336.0		26,173.9
Total loans at risk (1)	512.0	3.28	528.7	2.87	595.0	2.52	701.8	2.70	1,025.6	3.77
Overdue loans (2)	352.2	2.26	402.0	2.18	447.1	1.89	493.2	1.89	610.9	2.25
Other loans at risk	159.8		126.7		147.9		208.6		414.7
Loan loss allowances:
Specific allowances (3)	260.8	74.05	302.0	75.12	331.3	74.10	330.2	66.95	386.5	63.27
Category, sovereign and other risk-related allowances (4)	180.8	1.16	227.8	1.24	294.3	1.25	307.2	1.19	396.1	1.49
Total allowances (5)	441.6	2.83	529.8	2.88	625.6	2.65	637.4	2.45	782.6	2.88
Total allowances as a percentage of total loans at risk		86.3		100.2		105.1		90.8		76.3
Total allowances as a percentage of non-performing loans (6)		125.4		131.8		139.9		129.2		128.1

(1)
Total loans at risk comprise loans accounted for as overdue loans, the remaining principal amount (not due yet) of loans accounted for as overdue loans and other loans classified as “troubled debt restructurings”.

(2)
Includes loans accounted for on a non-accrual basis amounting to euro 550 million in the domestic category and euro 60.7 million in the international category at December 31, 2002. The total amount includes overdue principal and interest of euro 608.8 million and euro 2.1 million, respectively classified as such in accordance with the Bank of Portugal guidelines.

(3)	Percentage values represent specific allowances as a percentage of overdue loans.

(4)	Percentage values represent category, sovereign and other risk-related allowances as a percentage of performing loans.

(5)	Includes specific, category risk, sovereign and other risk-related allowances. Percentage values represent total allowances as a percentage of total loans.

(6)
Given the regulatory requirements applicable to the establishment of loan loss allowances described above, during times of economic growth, when the overall loan portfolio tends to grow faster than the amount of overdue loans and the number and amount of overdue loans may even decline, total loan loss allowances as a percentage of overdue loans tends to increase (from 125.4% in 1998 to 131.8% in 1999 and to 139.9% in 2000). By contrast, during a slowdown or recession, overdue loans tend to grow faster than the overall loan portfolio, leading to a decrease in total loan loss allowances as a percentage of overdue loans, as was the case in 2001 and 2002.

The Banking Group’s largest overdue loans, each of which exceeds euro 5 million in principal value and all of which are fully provided for, were granted to companies in the following sectors:

Amount
(euro millions)
Domestic:
Electric equipment	6.3
International:
Electric equipment	6.4

The management of the Banking Group believes that at December 31, 2002, total loan loss allowances were sufficient to cover the risks associated with the total loans at risk loans described above.

The following tables provide a breakdown of the charge-offs, recoveries and loan loss allowances as a percentage of total average gross loans by category of borrower:

Back to Contents

	December 31,

	1998	1999	2000	2001	2002

	(euro millions, except percentages)

Total average gross loans	12,103.5	15,935.3	19,519.8	24,118.8	26,689.8

Loans charged-off (amount): (1)
Domestic:
Commercial (2)	49.4	39.5	41.8	74.1	46.2
Financial	0.1	–	–	–	–
Agricultural	0.6	2.2	1.0	1.1	0.2
Real estate – construction	0.9	7.1	2.9	1.9	6.2
Instalment loans to individuals	6.0	5.5	7.9	11.2	35.9

Total domestic	57.0	54.3	53.6	88.3	88.5
International	3.2	0.3	7.6	53.0	14.5

Total	60.2	54.6	61.2	141.3	103.0

Loans charged-off (percent):
Domestic:
Commercial	0.41%	0.25%	0.21%	0.31%	0.17%
Agricultural	–	0.01%	–	–	–
Real estate – construction	0.01%	0.04%	0.01%	0.01%	0.02%
Instalment loans to individuals	0.05%	0.03%	0.04%	0.05%	0.14%

Total domestic	0.47%	0.33%	0.26%	0.37%	0.33%
International	0.03%	–	0.04%	0.22%	0.05%

Total	0.50%	0.33%	0.30%	0.59%	0.38%

Recoveries (amount): (1)
Domestic	5.7	6.4	5.2	5.2	8.5
International	0.8	0.2	–	0.3	0.2

Total	6.5	6.6	5.2	5.5	8.7

Domestic	0.05%	0.04%	0.00%	0.02%	0.03%
International	–	–	–	–	–

Total	0.05%	0.04%	0.00%	0.02%	0.03%

Allowances at end of period:
Domestic:
Commercial	300.0	259.4	320.6	309.7	396.6
Financial	5.0	23.6	24.7	–	–
Agricultural	9.5	9.8	9.3	4.7	6.2
Real estate – construction	22.3	17.2	6.8	10.4	7.7
Real estate – mortgage	34.4	63.4	69.1	116.3	148.3
Instalment loans to individuals	36.2	80.0	98.5	106.0	97.2

Total domestic	407.4	453.4	529.0	547.1	656.0
International	34.2	76.4	96.6	90.3	126.6

Total	441.6	529.8	625.6	637.4	782.6

Loan loss allowance (percent):
Domestic:
Commercial	2.48%	1.63%	1.64%	1.29%	1.49%
Financial	0.04%	0.15%	0.13%	–	–
Agricultural	0.08%	0.06%	0.05%	0.02%	0.02%
Real estate – construction	0.18%	0.11%	0.03%	0.04%	0.03%
Real estate – mortgage	0.28%	0.40%	0.35%	0.48%	0.56%
Instalment loans to individuals	0.30%	0.50%	0.50%	0.44%	0.36%

Total domestic	3.36%	2.85%	2.70%	2.27%	2.46%
International	0.28%	0.48%	0.49%	0.37%	0.47%

Total	3.64%	3.33%	3.20%	2.64%	2.93%

Back to Contents

(1)
Because loan losses are first charged against loan loss allowances, they affect the Statement of income only to the extent that aggregate allowances are insufficient to cover the losses; recoveries of loans previously written off are recognized as income.

(2)	At December 31, 2002, the main commercial loan sectors were wholesale and retail (43%), manufacture of machinery appliances (10%) and manufacture of footwear (10%).

The following table provides a breakdown of actual loan charge-offs by business segment and size for each of the years presented:

	December 31,

	1999		2000		2001		2002

	Amount	%	Amount	%	Amount	%	Amount	%

	(euro millions, except percentage)
Business segments:
Small and medium sized companies	46.2	84.6%	43.7	71.4%	78.0	55.2%	50.5	49.1%
Major corporations	1.9	3.5%	9.2	15.0%	50.5	35.7%	13.7	13.3%
Private individuals	6.5	11.9%	8.3	13.6%	12.8	9.1%	38.8	37.6%
Foreign governments	–	–	–	–	–	–	–	–

Total	54.6	100.0%	61.2	100.0%	141.3	100.0%	103.0	100.0%

	December 31,

	1999		2000		2001		2002

		Total		Total		Total		Total
	No.	amount	No.	amount	No.	amount	No.	amount

	(euro millions, except no.)
Size of charge-offs
Less than euro 0.05 million (1)	4,978	12.5	8,934	13.5	11,973	12.5	22,316.0	37.7
Euro 0.05 - 0.5 million	187	23.8	159	23.1	222	38.2	126.0	16.9
Euro 0.5 - 1.5 million	16	11.3	12	7.4	25	17.1	15.0	15.1
More than euro 1.5 million.	3	7.0	6	17.2	14	73.5	49.0	33.3

Total	5,184	54.6	9,111	61.2	12,234	141.3	22,506	103.0

(1)	The significant number of charge-offs that are less than euro 0.05 relate mainly to charge-offs of Crediflash’s loans (credit card balances that are individually very small).

Back to Contents

Deposits

The following table shows details of average deposits and interest rates paid for each of the years indicated:

	Year ended December 31,
	2000		2001		2002
	Average	Average	Average	Average	Average	Average
	balance	rate %	balance	rate %	balance	rate %

	(euro millions, except percentages)
Domestic:
Non-interest-bearing:
Deposits from banks	73.1	–	87.3	–	87.1	–

Total non-interest-bearing	73.1	–	87.3	–	87.1	–

Interest-bearing:
Deposits from banks	324.0	3.67%	418.7	3.68%	299.4	3.00%
Demand deposits	4,771.1	1.31%	5,319.1	1.61%	5,728.8	1.15%
Time deposits	8,431.6	3.21%	8,702.5	3.76%	7,534.1	2.72%

Total interest-bearing	13,526.7	2.55%	14,440.3	2.97%	13,562.3	2.06%

International:
Non-interest-bearing:
Deposits from banks	83.3	–	90.2	–	89.0	–

Total non-interest-bearing	83.3	–	90.2	–	89.0	–

Interest-bearing:
Deposits from banks	3,224.4	4.90%	4,546.6	5.09%	3,177.9	2.71%
Demand deposits	406.6	1.72%	588.0	2.28%	697.5	1.01%
Time deposits	3,162.9	6.20%	3,613.2	5.64%	4,545.7	3.45%

Total interest-bearing	6,793.9	5.31%	8,747.8	5.13%	8,421.1	2.97%

Total non-interest-bearing	156.4	–	177.5	–	176.1	–
Total interest-bearing	20,320.6	3.47%	23,188.1	3.78%	21,983.4	2.41%

Total deposits	20,477.0	3.45%	23,365.6	3.75%	22,159.5	2.39%

Back to Contents

The following table shows the maturities and categories of the Banking Group’s total deposits at December 31, 2002:

	December 31, 2002
	3 months	3 to	6 to	After
	or less	6 months	12 months	12 months	Total

	(euro millions)
Domestic:
Non-interest-bearing:
Deposits from banks	64.3	–	–	–	64.3

Total non-interest-bearing	64.3	–	–	–	64.3

Interest-bearing:
Deposits from banks	220.4	57.0	–	–	277.4
Demand deposits	6,681.8	–	–	–	6,681.8
Time deposits (2)	6,229.4	1,260.8	372.9	76.4	7,939.5

Total interest-bearing	13,131.6	1,317.8	372.9	76.4	14,898.7

International:
Non-interest-bearing:
Deposits from banks	76.7	–	–	–	76.7

Total non-interest-bearing	76.7	–	–	–	76.7

Interest-bearing:
Deposits from banks (1)	3,038.1	647.0	152.8	–	3,837.9
Demand deposits	674.4	–	–	–	674.4
Time deposits (2)	3,447.3	702.8	177.0	34.5	4,361.6

Total interest-bearing	7,159.8	1,349.8	329.8	34.5	8,873.9

Total deposits as per financial statements	20,432.4	2,667.6	702.7	110.9	23,913.6

(1)	Deposits from credit institutions represent the main source of funding of the Bank’s foreign branches.
(2)	Time deposits include certificates of deposits of euro 368.2 million in the domestic category and of euro 1,288.0 million in the international category.

The following table shows the distribution of all deposits, including deposits from customers and amounts borrowed by the Banking Group from Portuguese financial institutions and foreign banks (including commercial paper), in euros and other currencies at December 31, 2000, 2001 and 2002:

	December 31,
	2000	2001	2002

	(euro millions)
Euro	16,254.6	17,581.8	19,446.5
US dollars	2,525.9	4,166.7	3,702.6
Other foreign currencies (1)	922.4	627.5	764.5

Total deposits	19,702.9	22,376.0	23,913.6

(1)	No other currency accounts for more than 10% of total deposits in foreign currencies.

Back to Contents

The following table provides an analysis of the maturity of time deposits in the amount of $100,000 or more as of December 31, 2002:

	December 31, 2002
	3 months	3 to	6 to	After
	or less	6 months	12 months	12 months	Total

	(euro millions)
Domestic	3,187.8	298.9	457.7	75.9	4,020.3
International	762.0	113.1	140.9	25.1	1,041.1

Total time deposits	3,949.8	412.0	598.6	101.0	5,061.4

Return on Equity and Assets

The following table presents certain selected financial ratios, based on the statutory accounts of the Group as reclassified to the U.S. format of presentation but before any U.S. GAAP adjustment, for the periods indicated:

	December 31,
	2000	2001	2002

	(Percentages)
Return on average assets (1)	0.81	0.29	0.23
Return on average equity (2)	34.01	9.14	(83.75)
Dividend payout ratio (3)	19.98	144.52	—
Equity to assets ratio (4)	5.87	4.43	4.33

Under U.S. GAAP, the percentages would be as follows:

	December 31,
	2000	2001	2002

	(Percentages)
Return on average assets (1)	0.32	(0.31)	(0.82)
Return on average equity (2)	5.96	(17.11)	(79.06)
Dividend payout ratio (3)	19.78	113.06	—
Equity to assets ratio (4)	7.40	5.41	5.41

(1)	Calculated based on income for the year before minority interests and average assets of the Group during the year.
(2)	Calculated based on net income for the year and the weighted average equity during the year.
(3)	Calculated based on the dividends paid and the net income for the year.
(4)	Calculated based on the average equity and minority interest over average assets during the year.

Back to Contents

Short-term Borrowings

The following table shows details of the Banking Group short-term borrowings for each of the past three years:

	December 31,
	2000	2001	2002 (1)

	(euro millions, except percentages)
Securities Transferred Under Repurchase Agreements: (2)
Outstanding	699.5	761.9	1,536.3
Approximate average amount outstanding during the period	400.6	686.8	1,307.6
Approximate weighted average interest rate during the period	5.65%	4.10%	3.20%
Approximate weighted average interest rate at the end of the period	3.75%	3.04%	3.45%
Interbank Money Market Funds From Domestic Institutions:
Outstanding	320.5	222.3	104.4
Approximate average amount outstanding during the period	202.2	357.9	166.6
Approximate weighted average interest rate during the period	4.88%	5.23%	2.58%
Approximate weighted average interest rate at the end of the period	4.78%	3.40%	2.45%
Short Term Loans:
Outstanding	430.5	375.9	765.3
Approximate average amount outstanding during the period	483.0	413.9	652.4
Approximate weighted average interest rate during the period	4.28%	3.81%	1.20%
Approximate weighted average interest rate at the end of the period	4.75%	3.33%	1.21%

	December 31,
	2000	2001	2002

	(euro millions, except percentages)
Overdrafts: (3)
Outstanding	1,211.2	689.2	359.2
Approximate average amount outstanding during the period	1,707.5	657.8	435.2
Approximate weighted average interest rate during the period	5.43%	3.15%	2.42%
Approximate weighted average interest rate at the end of the period	3.73%	2.79%	1.58%
Others:
Outstanding	267.5	641.9	204.6

Total Outstanding	2,929.2	2,691.2	2,969.8

(1)	The maximum amount outstanding for each category of short-term borrowings at any month-end during the year ended December 31, 2002 was as follows:

2002

(euro millions)
Securities transferred under repurchase agreements	2,186.8
Interbank money market funds from domestic institutions	423.8
Short-term loans	588.8
Overdrafts	1,164.0

(2)	In 2002 the amount of securities transferred under repurchase agreements related essentially to BESSA operations. The securities underlying these agreements were under BESSA’s control.
(3)	At December 31, 2000, 2001 and 2002 overdrafts have been taken mainly by BES, BIC and BESI.

Back to Contents

Additional Insurance Disclosure

Property and casualty loss reserves

ESFG establishes reserves for the payment of claims that arise from its property-casualty insurance policies by product, coverage and year for each company of the Group. The property-casualty insurance business of ESFG comprises Tranquilidade, ESIA and ES Seguros.

In determining their insurance policy and claims reserves, the Group’s insurance companies perform a continuing review of their overall positions, their reserving techniques and their reinsurance. The reserves are also reviewed periodically by qualified actuaries. The Group maintains property and casualty loss reserves to cover the estimated ultimate unpaid liability for losses with respect to reported and unreported claims incurred as of the end of each accounting period. Under Portuguese GAAP, settlement expenses relating to such claims are not included. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally utilizing actuarial projection techniques. These reserve estimates are expectations of what the ultimate settlement of claims is likely to cost, based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity, frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis.

Additionally, there may be significant reporting lags between the occurrence of an insured event and the time it is actually reported to the insurer. Reserve estimates are continually refined on an ongoing basis as historical loss experience develops and additional claims are reported and settled. Adjustments to reserves are reflected in the results of operations for the periods in which the estimates are changed.

On the basis of internal procedures, management believes, based on the information currently available, that currently established reserves are sufficient. However, the establishment of reserves is an inherently uncertain process and accordingly, there can be no assurance that ultimate losses will not differ from the initial estimates. Reserves for incurred but not reported (IBNR) claims are established to recognize the estimated cost of losses that have occurred but of which the Group does not yet have notice. These reserves, like the reserves for reported claims, are established to recognize the estimated costs necessary to bring claims arising out of losses to final settlement. Since nothing is known about the occurrence, the Group relies on past experience adjusted for current trends and any other factors that would modify past experience to estimate the IBNR liability. These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other social and economic factors. Late reported claims trends, claim severity, exposure growth and future inflation are some of the factors used in projecting the IBNR reserves requirements. These reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

The ultimate cost of loss is subject to a number of highly variable circumstances. As time passes between the time when a claim is reported and the final settlement of the claim, a change in circumstances may require established reserves to be adjusted either upwards or downwards. Items such as changes in the legal environment, results of litigation, and changes in medical costs, costs of automobile and home repair materials as well as labor rates can substantially impact claims costs. These factors may cause actual developments to vary materially from expectations. Claims reserves estimates are periodically reviewed and updated, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations.

On the basis of ESFG’s internal procedures, management believes, based on information currently available to it, that the Group’s property-casualty reserves are adequate. However, the establishment of loss reserves is an inherently uncertain process, and accordingly, there can be no assurance that any loss ultimately suffered will not differ from initial estimates.

Back to Contents

The following table breaks down the Group’s property-casualty loss reserves by Group company for 2000, 2001 and 2002:

	2000	%	2001	%	2002	%

	(euro millions, except percentages)
Tranquilidade	350.7	95.9%	388.6	95.5%	398.9	94.0%
ESIA	13.6	3.7%	15.6	3.8%	16.1	3.8%
ES Seguros	1.3	0.4%	2.8	0.7%	9.4	2.2%

Total Claims Reserves	365.6	100.0%	407.0	100.0%	424.4	100.0%

The following table breaks down the Group’s property-casualty loss reserves by major line of business for 2000, 2001 and 2002:

	2000	%	2001	%	2002	%

	(euro millions, except percentages)
Gross
Workers’ compensation (life pensions)	110.1	28.1%	132.0	30.1%	131.1	29.1%
Workers’ compensation (not related to life pensions)	28.8	7.4%	32.0	7.3%	30.9	6.8%
Motor	205.6	52.5%	214.5	48.9%	232.4	51.5%
Other P&C lines of business	47.0	12.0%	60.3	13.7%	56.8	12.6%

	391.5	100.0%	438.8	100.0%	451.2	100.0%

Reinsurance	25.9		31.8		26.8

Net amount	365.6		407.0		424.4

The following table shows the gross claims costs by major lines of business for each of 2000, 2001 and 2002:

	2000	%	2001	%	2002	%

	(euro millions, except percentages)
Gross
Workers’ compensation (life pensions)	27.9	10.9%	28.6	10.0%	24.8	9.5%
Workers’ compensation (not related to life pensions)	39.3	15.3%	43.3	15.2%	30.1	11.6%
Motor	135.7	52.8%	144.1	50.6%	146.0	56.2%
Other P&C lines of business	54.0	21.0%	68.8	24.2%	58.8	22.6%

	256.9	100.0%	284.8	100.0%	259.7	100.0%

In Portugal, employers are required to take out workers’ compensation insurance for their employees to cover occupational accidents during the employees’ working hours or on their normal route between home and work. Benefits include lost wages, medical expenses and, in the case of permanent disability, pension payments. The amount of benefits payable under the insurance policies is fixed in special proceedings before the Court of Labor (“Tribunal do Trabalho”).

Workers’ compensation (life pensions) loss reserves are established to cover the Group’s exposure to pension benefits for permanent disability. In addition to covering actual pension benefits fixed by the Court of Labor, they cover potential pension benefits in situations where the Group is aware that a claim has been filed with the Court of Labor but no final determination has yet been reached or a potential claimant has been hospitalized. Under Portuguese law, the responsibility for raising the pension benefits annually lies with the Workers’ Compensation Fund (“FAT – Fundo de Acidentes de Trabalho”).

Back to Contents

Workers’ compensation (not related to life) loss reserves are established to cover the Group’s exposure to other types of benefits.

According to the regulatory requirements applicable to the Portuguese insurance sector, at the end of each year insurance companies are required to pay 0.85% of the value of the workers’ compensation pensions remission to the Workers’ Compensation Fund. Under Portuguese GAAP, this amount is charged annually to income. Under U.S. GAAP, since the liability arises at the inception of the claim for the accident, the present value of future payments must be fully provisioned. The amount of the provision is based on an actuarial evaluation that takes into account the pensioners’ life expectancy. In 2002 euro 6.4 million have been charged to income for U.S. GAAP purposes to reflect such provisions.

Portuguese GAAP do not require unallocated loss adjustments expenses to be accrued. Under U.S. GAAP all costs expected to be incurred in connection with the settlement of unpaid claims must be accrued when the related liability for these claims is recorded. In 2002 the Group recorded a charge to income of euro 13.9 million for U.S. GAAP purposes.

Reconciliation of the Group’s Property-Casualty Loss Reserves

The following table reconciles the Group’s property-casualty loss reserves as of the beginning and end of each fiscal year in the three-year period ended December 31, 2002:

	2000	2001	2002

	(euro millions)
Balance as of 1 January	347.3	391.5	438.8
Plus incurred claims
Current year	244.7	245.4	240.6
Prior years	5.0	39.2	19.1

	249.7	284.6	259.7
Less paid related to
Current year	(107.8)	(117.0)	(106.6)
Prior years	(97.7)	(136.2)	(140.7)

	(205.5)	(253.2)	(247.3)
Additional provision	0.0	15.9	0.0

Balance as of 31 December	391.5	438.8	451.2

Workers’ compensation (life pensions) reserves are calculated using death expectancy tables and discount rates. In 2000, the ISP established new actuarial assumptions to be used in the calculation of the present value of the estimated liability. However, in accordance with the ISP’s rules, companies were permitted to reflect the new assumptions in their reserves over a two-year period from 2000 to 2001. Following the approval by its shareholders at the general assembly on March 30, 2001 and with the agreement of the ISP, Tranquilidade charged euro 14.9 million against retained earnings to reflect the new actuarial assumptions. Under U.S. GAAP, the estimated liability was charged against income in 2000 and 2001 in amounts of euro 12.4 million and euro 2.5 million, respectively.

Additionally in 2001, ESIA increased its motor loss reserves related to prior years in the amount of euro 1 million against retained earnings, following the approval by the company’s shareholders at the general assembly. Under U.S. GAAP, this increase in loss reserves was charged against income.

Back to Contents

Changes in Historical Loss Reserves

Tranquilidade

The following table shows gross claims reserves by major lines of business for Tranquilidade:

	2000	%	2001	%	2002	%

	(euro millions, except percentages)
Gross
Workers’ compensation (life pensions)	110.1	29.7%	132.0	31.9%	131.1	31.2%
Workers’ compensation (not related to life pensions)	28.8	7.8%	32.0	7.7%	30.9	7.4%
Motor	192.7	51.9%	200.6	48.5%	209.6	50.0%
Other P&C lines of business	39.6	10.7%	48.7	11.8%	48.0	11.4%

	371.2	100.0%	413.3	100.0%	419.6	100.0%

The loss development table below shows changes in statutory historical loss reserves for Tranquilidade, the main property and casualty insurance company of ESFG, for 1994 and subsequent years for the motor and workers’ compensation (except permanent disability annuities for workers’ compensation - referred to below as life pensions) lines of business. Due to significant changes made in information systems, ESFG is unable to provide historical data prior to 1994, for motor and workers’ compensation, and prior to 1999 for the other property and casualty lines of business. Thus, due to the lack of sufficient historical data the table below does not include these other property and casualty lines of business. The information below shows the significance of motor and workers’ compensation lines of business, included in the loss development table, as follows:

Loss Development Table Gross of Reinsurance and Net of Reimbursements

Motor and Workers’ Compensation – Medical Expenses and Temporary Disability

	1994	1995	1996	1997	1998	1999	2000	2001	2002

	(euro millions)
Reserves for unpaid loss as originally reported	92.6	111.5	133.6	168.9	190.1	204.8	221.5	232.6	240.5
Paid (cumulative) as of:
One year later	38.4	40.9	38.7	60.4	62.0	64.3	73.3	69.7
Two years later	55.9	55.6	64.5	85.8	90.7	100.0	105.2
Three years later	64.7	75.1	81.6	106.3	117.4	123.5
Four years later	79.3	88.3	95.6	126.3	135.4
Five years later	88.9	98.6	110.8	140.2
Six years later	96.2	109.4	119.9
Seven years later	103.5	116.0
Eight years later	107.5

Liability re-estimated as of:
One year later	90.1	105.9	127.2	168.3	186.8	202.3	214.8	228.4
Two years later	95.9	117.4	135.0	168.1	184.9	197.0	216.5
Three years later	105.4	120.0	135.1	166.6	184.5	197.2
Four years later	107.3	120.4	134.4	168.2	183.0
Five years later	110.7	119.9	136.9	165.9
Six years later	110.2	126.4	137.8
Seven years later	115.2	129.6
Eight years later	118.6

Cumulative
redundancy/(deficiency)	(26.0)	(18.1)	(4.2)	3.0	7.1	7.6	5.0	4.2

Back to Contents

For the years prior to 1994, management believes that loss development was primarily influenced by the initial reserving patterns that were in force when Tranquilidade was nationalized. The privatization process was concluded at the end of 1990 and in the following years management had to develop the tools, information systems and management skills to allow for a controlled development of the business. Therefore, the patterns shown in 1994, 1995 and 1996 reflect adverse development related to years prior to 1994. Reserving standards were reinforced after the privatization. This change can be observed in the loss development since 1997. Accounting standards in Portugal were changed in 1994 in order to require record-keeping on an accident-year basis. However, as property lines are short-tail lines, the Portuguese regulating authority did not require information on an accident-year basis for these. The company invested for several years in a new core system (COGEN). Since mid-1999, the company used an integrated system with more detailed information for all business lines.

Conditions and trends that have affected development of liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

ESIA

The following table shows gross claims reserves by major lines of business for ESIA for each of 2000, 2001 and 2002:

	2000	%	2001	%	2002	%

	(euro millions, except percentages)
Gross
Motor	10.9	64.5%	13.9	71.3%	14.9	73.0%
Other P&C lines of business	6.0	35.5%	5.6	28.7%	5.5	27.0%

	16.9	100.0%	19.5	100.0%	20.4	100.0%

The following table shows changes in statutory historical loss reserves for the motor Line of business of ESIA since 1994. Due to significant changes made in information systems, ESFG is unable to provide historical data prior to 1994:

Loss Development Table Gross of Reinsurance and Net of Reimbursements
Motor

	1994	1995	1996	1997	1998	1999	2000	2001	2002

	(euro millions)
Reserves for unpaid loss as originally reported	5.1	5.2	5.8	7.4	8.4	9.0	10.9	13.9	14.9

Paid (cumulative) as of:
One year later	2.6	2.1	2.2	3.1	3.6	4.6	5.8	7.9
Two years later	3.5	3.4	4.0	4.7	5.2	6.1	8.8
Three years later	4.5	5.0	5.4	6.1	6.4	8.0
Four years later	5.7	6.0	6.2	6.9	7.5
Five years later	6.3	6.8	6.8	7.7
Six years later	6.7	7.1	7.3
Seven years later	7.0	7.4
Eight years later	7.3

Liability re-estimated as of:
One year later	5.4	5.6	6.6	7.6	8.3	9.2	12.2	17.2
Two years later	5.9	6.5	7.3	7.9	8.3	9.8	13.9
Three years later	6.5	7.4	7.7	8.8	8.5	10.9
Four years later	7.1	7.5	8.5	8.2	8.9
Five years later	7.3	8.3	7.7	8.4
Six years later	8.1	7.5	7.9
Seven years later	7.3	7.7
Eight years later	7.5

Cumulative redundancy/(deficiency)	(2.4)	(2.5)	(2.1)	(1.0)	(0.5)	(1.9)	(3.0)	(3.3)

Back to Contents

ES Seguros

The following table shows gross claims reserves by major lines of business for ESIA for each of 2000, 2001 and 2002:

	2000	%	2001	%	2002	%

	(euro millions, except percentages)
Gross
Motor	2.0	58.8%	3.9	65.0%	7.9	69.9%
Other P&C lines of business	1.4	41.2%	2.1	35.0%	3.4	30.1%

	3.4	100.0%	6.0	100.0%	11.3	100.0%

The following table shows changes in statutory historical loss reserves for the motor line of business of ES Seguros since 1999, when it started operating:

Loss Development Table Gross of Reinsurance and Net of Reimbursements
Motor

	1999	2000	2001	2002

	(euro millions)
Reserves for unpaid loss as originally reported	0.5	2.0	3.9	7.9
Paid (cumulative) as of:

One year later	0.6	1.4	1.9
Two years later	0.7	1.5
Three years later	0.7

Liability re-estimated as of:
One year later	0.9	2.3	4.5
Two years later	0.9	2.5
Three years later	1.0

Cumulative redundancy/(deficiency)	(0.4)	(0.5)	(0.6)

Supervision and Regulation

Luxembourg

There are no applicable regulatory controls under the laws of Luxembourg that are likely to have a material impact on the Group’s future financial performance.

However, since the majority of the Group’s activities are conducted in Portugal, a summary of Portuguese banking and insurance regulations is set forth below.

Portugal

In 1997, the Bank of Portugal initiated supervision of ESFG in Luxembourg.

Regulation of Portuguese Banking Companies

The Bank of Portugal is a part of the European System of Central Banks (ESCB), which was created in connection with the European Economic and Monetary Union (EMU). The EMU implies a single monetary policy, the main features of which are a single currency – the euro – and the creation of a European Central Bank (ECB) and the ESCB. According to the European Union (EU) treaty, the primary objective of the ESCB shall be to maintain price stability, such goal pursued through monetary policy.

The Bank of Portugal is directed to “provide for the stability of the domestic financial system, performing for this purpose the function of lender of last resort”. This goal is achieved through the supervision of credit institutions, financial companies and some holding companies of credit institutions and financial companies.

Back to Contents

According to the “Regime Geral das Instituições de Crédito e Sociedades Financeiras”, or Legal Framework of Credit Institutions and Financial Companies (Decree-Law NR 298/92 of December 31, 1992), the Bank of Portugal authorizes the setting up of credit institutions and financial companies based solely on technical-prudential criteria, monitors the activity of the institutions under its supervision and their compliance with the rules governing their activities, issues recommendations for the correction of any deviations from such rules, sanctions breaches, should they occur, and takes extraordinary measures of reorganization.

The Bank of Portugal has established rules governing solvency ratios, reserve requirements, control of major risks and provisions for specific and general credit risks. It monitors compliance with these rules through periodic inspections, review of regularly filed financial statements and reports, and continuing assessment of adherence to current legislation.

The Bank of Portugal is also charged with the duty to “regulate, oversee and promote the smooth operation of payment systems, namely within the scope of its participation in the ESCB”.

Membership in the EU subjects Portugal to compliance with legislation which may be either in the form of regulations, which are directly enforceable in any member state, or directives addressed to the member states, which may require the enactment of implementing legislation or which – as established by the European Court of Justice in several decisions – may be deemed to be directly enforceable in a member state in the event they are clear, precise and unconditional. In addition, the European Commission and the Council of Ministers issue non-binding recommendations to the member states. The Portuguese authorities have introduced EU directives and recommendations into legislation to adapt Portuguese laws to European regulatory standards.

Capital Adequacy Requirements

Capital and Solvency Ratios. Portuguese banks are subject to solvency ratio requirements. These requirements conform to the EU directives establishing, respectively, common standards for the measurement of capital (generally referred to as the “Own Funds Directive”) and a system for weighting assets according to credit risk (generally referred to as the “Solvency Ratio Directive”) with the requirement that, since December 31, 1992, all credit institutions must maintain capital of at least 8% of risk-weighted assets. In particular cases, the Bank of Portugal may impose a higher solvency ratio to ensure weighting assets according to credit risk. Banks that fail to comply with these requirements are subject to various measures that may be imposed by the Bank of Portugal, including possible restrictions on dividends and imposition of fines and other sanctions on, not only the Bank, but also its directors and executive officers. The Group is in compliance with the solvency ratio requirements as defined by the Bank of Portugal.

The Basle II Capital Accord. Because Portugal is not a party to the 1988 capital accord of the Basle Committee on Banking Supervision (the “Basle Committee”), the capital adequacy requirements established by that accord are not applicable to the Group companies based in Portugal. Nonetheless, the BES Group discloses certain capital adequacy ratios provided by that accord on a voluntary basis. The Basle Committee is composed of central banks and bank supervisors/regulators from the major industrialized countries. It develops broad policy guidelines that each country’s supervisors may use to determine the supervisory policies they apply. In January 2001, the Basle Committee published proposals for an overhaul of the existing international capital adequacy standards. The two principal goals of the proposals are: (i) to align capital requirements more closely with the underlying risks; and (ii) to introduce a capital charge for operational risk (comparing, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The proposals are expected to be adopted by the Basle Committee by the end of 2003 and to become effective in the various countries that participate in the Basle Committee in 2006. If these proposals become effective, the Bank may need to maintain higher levels of capital for bank regulatory purposes, which could increase its financing costs.

Minimum Cash Requirements

The minimum cash requirement is set by the ECB, and the rate of interest is the rediscount rate at which the ECB lends to the other European central banks. The failure of a bank to maintain adequate liquidity may result in (i) an increase in the cash amount required (of up to three times the original amount),

Back to Contents

(ii) an additional payment of up to double the rediscount rate or (iii) up to 5 basis points over that market rate.

Depositors’ Guarantee

The Deposit Guarantee Fund was established in December 1994 and has administrative and financial autonomy. All institutions that accept deposits must participate in this fund.

The financial resources of the Deposit Guarantee Fund are mainly composed of initial contributions from the Bank of Portugal and the participating credit institutions and, thereafter, periodic contributions from the participating credit institutions.

The annual contributions are defined according to the monthly average of the deposits made in the previous year and the fixed contribution rate, weighted by the solvency ratio of each institution (the lower an institution’s ratio, the higher its contribution). The payment of up to 75% of the annual contributions may be partly replaced by an irrevocable contract, guaranteed where necessary by securities having a low credit risk and high liquidity.

If the resources are insufficient to comply with its commitments, the Deposit Guarantee Fund may ask for special contributions or resort to loans.

When a credit institution is unable to comply with its commitments, the Deposit Guarantee Fund guarantees the total repayment to depositors up to euro 25,000 per deposit (limit determined by the Decree-Law 222/99, June 22, 1999).

The deposits made in Portuguese territory are guaranteed regardless of the currency in which they are denominated, and whether the depositor is resident or non-resident in Portugal. However, some deposits are excluded from the guarantee scheme – such as those of credit institutions, financial companies, insurance companies, investment funds, pension funds and central or local administration bodies. Moreover, in order to prevent a conflict of interests, the Fund does not cover deposits made by an institution’s managing bodies, qualifying shareholders, external auditors and non-financial companies under the control of the credit institution at issue, or which together with the latter belong to the same group.

Unlike the systems existing in other countries, the Deposit Guarantee Fund is not responsible for any procedures aimed at the reorganization and recovery of the participating credit institutions.

The annual contribution is determined by multiplying 0.1% by the average balance of qualifying deposits; 75% of the annual contribution can be made in the form of riskless securities, as defined according to Bank of Portugal guidelines, given in guarantee.

Borrowing from the Bank of Portugal

The Bank of Portugal has followed a policy of intervening as a lender of last resort in cases of liquidity shortfalls in the banking system. The basic method of lending employed is advances and overdrafts against collateral. For this purpose the Bank of Portugal discloses a list of securities eligible as collateral. The rediscount rate is now set by the ECB.

International Capital Flows

The Portuguese authorities have established a program of liberalization of international capital flows in furtherance of the country’s integration into the single market of the EU.

Restrictions on Acquisition of Capital Stock of a Bank

According to the Legal Framework of Credit Institutions and Financial Companies, any legal or natural person who proposes either to acquire directly or indirectly a qualified direct or indirect holding (5% or more of the capital or the voting rights, or a holding which makes it possible to exercise significant influence over management) in a credit institution is required to give the Bank of Portugal prior notice of such intention.

Back to Contents

Prior notice must also be given to the Bank of Portugal by any such person intending to increase an existing qualified holding as a result of which the percentage of the voting rights or of the share capital held by such person would reach or exceed 5%, 10%, 20%, 33% or 50%, or when such credit institution would become a subsidiary of such person.

The Bank of Portugal may oppose any such acquisition or increase, in the event it does not consider the concerned person to meet certain conditions designed to ensure sound and prudent management of the credit institution.

All acquisitions of holdings as a result of which the percentage of the voting rights or of the share capital held by such person would reach or exceed 2% must be notified to the Bank of Portugal within a period of 15 days after they occur. The Bank of Portugal will then determine if the holding is qualified or not.

Similarly, any legal or natural person who proposes either to dispose of a qualified holding in a credit institution or to reduce the percentage of the voting rights and/or of the share capital directly or indirectly held in a credit institution as a result of which: (i) such person’s holding in the credit institution would fall below any of the percentages referred to above, (ii) such person would no longer be able to exercise a significant influence over the credit institution, or (iii) such credit institution would cease to be a subsidiary of such person, is also required to give the Bank of Portugal notice prior to proceeding with the proposed transaction. The notification must include information on the new amount of the holding.

Under the Código dos Valores Mobiliários, or Portuguese Securities Code, any natural or legal person or persons acting in concert (including companies and their affiliates) who reach or exceed a holding of 10%, 20%, 33%, 50%, 66% or 90% of the voting rights attributable to the share capital of any public company (“sociedade aberta”) or reduce their holding below any of the above referred limits, must notify the Portuguese securities market authority (“CMVM”) and the company within three days from the occurrence of the event. The notice must identify the chain of entities to which, according to law, such holding is attributed. In the event the company is the issuer of shares or of other securities that grant the holder the right to subscribe or acquire shares listed on regulated markets located or operating in Portugal, the respective stock exchange authorities must also be notified.

In addition, these requirements also apply in the case of a listed company in Portugal if any natural or legal person or persons acting in concert (including companies and their affiliates) reach or exceed a holding of 2% or 5% of the voting rights attributable to the share capital of the company or reduce such holding to an amount below either of these limits.

The Portuguese Securities Code provides that any natural or legal person or persons acting in concert (including companies and their affiliates) whose holding reaches or exceeds 33% or 50% of the voting rights attributable to the share capital of a public company, are required to launch a takeover offer for all the shares and other securities issued by the company that grant the holder the right to subscribe for or acquire shares. Such offer must be for cash or have a cash alternative. These provisions would apply in the event that ESFG increased its voting control of the Bank to more than 50%. The ESFG Group’s current voting interest in the Bank of 48.4% allows it to maintain control of the Bank, and has no present intention of increasing its percentage shareholding.

Investment in Non-Banking Companies

According to the Legal Framework of Credit Institutions and Financial Companies, no credit institution may, in principle, have any direct or indirect qualified holding exceeding 15% of its own funds. In addition, the total amount of qualified holdings by a credit institution in such non-banking companies may not exceed 60% of its own funds (qualifying capital and reserves).

The Legal Framework of Credit Institutions and Financial Companies also provides that no credit institution may directly or indirectly own more than 25% of the capital of any single non-financial company for a period longer than three years. The Bank is currently in compliance with these laws.

Back to Contents

Foreign Ownership of Shares

The purchase by a non-resident (or by a Portuguese company more than 20% of which is owned or otherwise controlled by a non-resident) of the capital of a Portuguese company (including a Portuguese bank or other credit institution) constitutes a “foreign investment transaction,” where, as a result of the transaction, (a) more than 20% of the shares of such company in the aggregate will be owned by non-residents, or (b) more than 10% will be owned by a single non-resident. Foreign investment transactions require post-acquisition informational filings within 30 days to the Instituto do Comércio Externo de Portugal. Acquisitions by non-residents, which are not foreign investment transactions, do not require any such filings.

Under Portuguese law, the limit of foreign ownership in a privatised Portuguese company, including the Bank, is 25%. This restriction applies only to shares issued directly by the Bank and does not apply to the preference shares issued by Espírito Santo Overseas Limited, a Cayman Islands company, and guarantor of certain payments by the Bank.

Ownership interests in Portuguese companies are regularly monitored by the Bank of Portugal through the mandatory provision of monthly capital account position statements.

Other Controls

The Bank of Portugal imposes a number of other controls covering various aspects of a bank’s business. It administers these controls through reporting requirements and ongoing supervision, including periodic examinations of the operations and asset portfolios of individual banks and consolidated banking groups.

As part of the internal market program, the European Commission and the European Council have proposed and adopted a number of regulations, directives and recommendations with respect to banking and financial services, including enacted and proposed legislation regarding capital movements, depositors’ guarantees, payment systems, collective investment companies, investment firms, public disclosure of acquisitions and dispositions of holdings in listed companies, prospectuses for the public issuance of securities, consumer credit, insider trading, mortgage credit, insurance, publication of annual accounting documents and taxation. This legislation aims at promoting greater competition in financial services, including areas such as securities brokerage, dealing and underwriting and providing investment advice and management in which the Bank competes.

Regulations of Portuguese Insurance Companies

Insurance companies in Portugal are regulated by the Portuguese Insurance Institute (ISP). The ISP is responsible for setting the accounting and solvency requirements to be followed by the insurance companies in Portugal.

EU regulations and Portuguese insurance regulations require that life and property & casualty insurance companies be subject to solvency margin requirements. The primary objective of the solvency margin requirement is to protect policyholders. Tranquilidade, Tranquilidade Vida, ESIA and ES Seguros are in compliance with the applicable statutory solvency requirements. In addition, a European Directive dated October 27, 1998 requires a consolidated solvency calculation effective for periods ending on or after December 31, 2001. Starting January 1, 2002, this directive has been implemented under Portuguese Law.

Portuguese insurance companies have to maintain a minimum solvency ratio of 100% as determined by the ISP.

Moreover, the Portuguese Insurance Institute has established limitations on risk exposure on assets portfolios.

Back to Contents

Organizational Structure

ESFG is the beneficial owner of all (unless specified) of the equity share capital, either itself or through subsidiary undertakings, of the following companies:

Significant Subsidiaries

Corporate name	Field of activity	Country of incorporation	Ownership interest (%)	Voting Interest (%)
Banco Espírito Santo, SA	Commercial Banking	Portugal	32.1	48.4
Banco Internacional de Crédito, SA	Commercial Banking	Portugal	32.1	100.0
Banco Espírito Santo de Investimento, SA	Commercial Banking	Portugal	32.1	100.0
Banco Espírito Santo, SA (Spanish subsidiary)	Commercial Banking	Spain	32.1	48.4
Banco Espírito Santo dos Açores, SA	Commercial Banking	Azores Island	19.3	60.0
Espírito Santo Bank	Commercial Banking	USA	31.6	98.5
BEST – Banco Eletrónico de Serviço Total SA	Internet Banking	Portugal	21.2	66.0
BES Angola SA	Commercial Banking	Angola	32.1	100.0
Banco Espírito Santo do Oriente, SARL	Commercial Banking	Macau	32.1	99.8
Banque Espírito Santo et de la Vénétie – France	Commercial Banking	France	54.8	82.0
Bank Espírito Santo International Ltd – Cayman Island	Commercial Banking	Cayman Islands	32.1	100.0
ESPÍRITO SANTO ACTIVOS FINANCEIROS, SGPS, SA	Holding Company	Portugal	30.3	90.0
Espírito Santo Financial Consultants, SA	Portfolio Management	Portugal	29.8	92.8
CBESSA – Compagnie Bancaire Espírito Santo SA – Switzerland	Asset Management	Switzerland	100.0	100.0
BESLEASING IMOBILIÁRIA – Sociedade de Locação Financeira, SA	Leasing	Portugal	27.2	83.7
BESLEASING MOBILIÁRIA – Sociedade de Locação Financeira, SA	Leasing	Portugal	27.4	84.5
CREDIFLASH – Sociedade Financeira para Aquisições a Crédito, SA	Consumer Credit	Portugal	31.6	100.0
CREDIBOM – Sociedade Financeira para Aquisições a Crédito, SA	Consumer Credit	Portugal	19.3	60.0
TRANQUILIDADE – Companhia de Seguros Tranquilidade, SA – Portugal	Insurance	Portugal	66.7	100.0
TRANQUILIDADE-VIDA – Companhia de Seguros Tranquilidade-Vida, SA – Portugal	Life Insurance	Portugal	60.5	90.5
Espírito Santo, Companhia de Seguros, SA	Insurance	Portugal	53.0	100.0
InterAtlantico Companhia de Seguros, SA	Insurance	Portugal	100.0	100.0
EUROGES - Aquisiçåo de Créditos a Curto Prazo, SA	Factoring	Portugal	32.1	100.0
Espírito Santo Dealer – Sociedade Financeira de Corretagem, SA	Brokerage House	Portugal	32.1	100.0
ES Capital – Sociedade de Capital de Risco, SA	Venture Capital	Portugal	32.1	99.7
Espírito Santo PLC	Non-bank finance company	Ireland	32.1	100.0
BES.COM SGPS, SA	Holding Company	Portugal	32.1	100.0
ES Interaction – Sistemas de Informação Interactiva, SA	Computer Services	Portugal	32.8	100.0
ESFIL – Espírito Santo Financière, SA	Holding Company	Luxembourg	100.0	100.0
ADVANCECARE – Gestão de Serviços de Saúde, SA	Managed Care	Portugal	30.9	51.0
EUROP ASSISTANCE - Companhia Portuguesa de Seguros de Assistência, SA	Private Assistance	Portugal	21.9	47.0
ESUMÉDICA – Prestação de Cuidados Médicos, SA	Health Care	Portugal	53.5	100.0
Espírito Santo Contact Center, Geståo de Call Centers, SA	Call center Services	Portugal	38.5	100.0
Espírito Santo Cobranças, SA	Debt Collection	Portugal	30.5	100.0
FIDUPRIVATE – Sociedade de Serviços, Consultadoria e Administração de Empresas, SA	Consulting	Portugal	53.3	99.8
GESFINC - Espírito Santo Estudos Financeiros e de Mercado de Capitais, SA	Underwriting and Sector Analysis	Portugal	34.7	100.0
Espírito Santo Data Informática, SA	Computer Services	Portugal	32.1	76.1

Property, Plants and Equipment

BES, BIC, Tranquilidade and Tranquilidade-Vida own their respective headquarters buildings located in Lisbon, Portugal.

BES also owns 148 of the buildings in which its branches are located. The remaining branch premises are leased on a yearly renewable basis according to local market practice. Rentals are reviewed once a year

Back to Contents

using the Portuguese government’s official inflation index as a measure for rent increases. All such buildings are located in principal central locations within the respective area served.

Tranquilidade and Tranquilidade-Vida’s property portfolios totaled euro 165.8 million at December 31, 2002 (2001: euro 139.6 million). Prior to 1992, Tranquilidade property portfolio was revalued upward by an aggregate of euro 53.3 million. Tranquilidade incorporated the revalued amount in a special revaluation reserve, as permitted by the Portuguese government. In 1992, Tranquilidade transferred the reserve into the company’s share capital pursuant to Portuguese GAAP, as applied by the Group. The revalued amount of the property portfolio is considered to be less than current market value.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is based on and should be read together with the Consolidated Financial Statements and notes thereto that are included in this Form 20-F. Such financial statements and notes have been prepared in accordance with Portuguese GAAP. See Note 34 to the Consolidated Financial Statements for a discussion of these differences and a reconciliation of the Group’s Portuguese GAAP net income and shareholders’ equity to U.S. GAAP.

The Portuguese Economy

At December 31, 2002, 88.9% of the Group’s assets were located in Portugal. In 2002, the Group derived 91.3% of its revenues from Portuguese operations. As a result, the Group’s results of operations are materially affected by the economic conditions prevailing in Portugal.

Portuguese GDP grew at a real rate of only 0.5% in 2002, compared with 1.6% in 2001, representing the lowest level of economic activity since the recession of 1993. The Portuguese economy’s sluggish performance in 2002 primarily reflected weak internal demand. On the other hand, exports, although at weaker levels than in previous years, continued to be an important driver of demand.

In 2002, private consumption grew modestly at a rate of 0.7%, compared with 1.2% in 2001. The lower growth in 2002 compared with 2001 reflects a deterioration in consumer confidence, which was due largely to a rise in the Portuguese unemployment rate and level of personal indebtedness. The average rate of unemployment rose from 4.1% in 2001 to 5.1% in 2002. In 2002, the average indebtedness of individuals is estimated to have risen to close to 100% of their disposable income, compared with approximately 60% five years ago. This development had its most profound impact on the consumption of durable goods and investments in housing. Overall, gross fixed-capital formation fell by 5.1%, after remaining flat in 2001.

Although the average inflation rate declined to 3.6% in 2002, compared with 4.4% in 2001, the magnitude of the decline was below expectations. The principal reasons why the rate of inflation declined less than expected were the introduction of euro notes and coins, the rise in fuel prices, the increase in the top bracket VAT rate by two percentage points and the continuously relatively high levels of labour unit prices.

In the capital markets area, one of the most significant developments in 2002 was the launch of the Euronext-Lisbon stock exchange, which resulted from the integration of Bolsa de Valores de Lisboa e Porto (“BVLP”) into Euronext. Despite the launch of this new trading platform, the Portuguese capital markets followed the international trend and did not perform well. The equity market, which currently accounts for 92% of the overall Portuguese capital markets, prices dropped by almost 30%. The Portuguese Stock Index (“PSI”) dropped again by approximately 25%, after declines of about 25% in 2001 and about 13% in 2000. The stock market declines in Europe and elsewhere had a negative impact on the Group’s investment banking, capital markets, brokerage and asset management activities and resulted in a decline in the Group’s net income.

Exchange Rates

A significant proportion of the Group’s assets and liabilities is denominated in currencies other than the euro. Accordingly, exchange rate fluctuations may cause the Group’s reported net revenues to vary significantly from period to period. At December 31, 2002, approximately 25% of the Group’s assets and approximately 23% of its liabilities were denominated in currencies other than the euro, principally the U.S. dollar and the British pound.

Back to Contents

Following the launch of the European Monetary Union at the beginning of 1999, the euro depreciated significantly against the U.S. dollar. In 2002, this trend reversed, and the euro strengthened relative to the U.S. dollar. At December 31, 2002, the noon buying rate for the U.S. dollar per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies, was $ 1.0485 per € 1.00, compared with $ 0.8901 per € 1.00 at December 31, 2001. For more information on movements between the euro and the Portuguese escudo (the predecessor currency to the euro in Portugal) on the one hand and the U.S. dollar on the other hand over the past five years, see “Item 3. Key Information”. The euro has continued to appreciate significantly since December 31, 2002.

To hedge its exchange rate exposure, the Group conducts foreign exchange transactions. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Exchange Risk” for more information regarding the BES Group’s exchange rate exposure and hedging policy.

Assets and liabilities denominated in foreign currencies have been translated into euros at the exchange rates prevailing on the balance sheet date. Statement of income items denominated in foreign currencies have been translated into euros at the average exchange rate during the financial period.

Segment Reporting and Accounting Treatment of BES, Tranquilidade and Tranquilidade-Vida

The Group has two main segments:

•	Banking, comprising commercial banking, leasing, consumer credit, asset management, brokerage, factoring and others; and

•	Insurance, comprising life insurance and non-life insurance.

The Group’s segment reporting reflects the fact that the Group manages the two businesses and reviews and evaluates financial information for each of the two segments separately. Inter-segmental transactions such as interest on interest income on deposits and insurance premiums and fees and commissions are eliminated in consolidation. The Group conducts its banking activities principally through BES and BIC (commercial banking), BESI (investment banking), ESAF and CBESSA (asset management) and ES Dealer (stockbrokerage), and its insurance activities through Tranquilidade (non-life insurance) and Tranquilidade-Vida (life insurance).

The Company holds its interests in most consolidated Group entities, including BES, Tranquilidade and Tranquilidade-Vida, indirectly through a series of subsidiaries that are controlled by the Company but in which third parties have significant minority shareholdings. See “Item 4. Information on the Company – Key Minority Interests in Group Companies”.

In the Group’s Consolidated Financial Statements, the results of BES, Tranquilidade, and Tranquilidade-Vida are fully consolidated with (i) the economic interest of minority shareholders in the Group’s assets at year-end reflected as “minority interests” on the liability side of the balance sheet; and (ii) the average economic interest of minority shareholders presented separately as “minority interests in income of consolidated subsidiaries” in the Statement of income. At each of December 31, 2001 and 2002, minority shareholders had an economic interest of 67.9% in BES, an economic interest of 33.3% in Tranquilidade and an economic interest of 39.5% in Tranquilidade-Vida.

Back to Contents

Results of Operations

The following table includes the main Statement of income items for the last three years:

	Year ended December 31,

	2000	2001	2002

	(euro millions)
CONSOLIDATED INCOME
STATEMENT DATA:
Net interest income	645.7	759.1	823.0
Provision for loan losses	135.2	143.1	231.8
Total other expenses	2,225.1	2,257.4	2,283.6
Total other income	2,137.2	1,871.2	1,807.9
Income taxes	74.6	49.4	14.2
Minority interests	241.7	169.4	146.4
Net income/(loss)	106.3	11.0	(45.1)

Years Ended December 31, 2002 and 2001

General

The Group’s total assets at December 31, 2002 amounted to euro 45.59 billion, a 6.64% increase over total assets of euro 42.75 billion at the end of 2001. This increase was principally attributable to the increase in the loan portfolio and the deposits with Banks at the BES Group. Of the Group’s total assets at December 31, 2002, banking operations accounted for 90.8% and insurance operations accounted for 9.1%, compared with 90.9% and 9.0% at December 31, 2001, respectively. The BES Group’s total assets at December 31, 2002 amounted to euro 40.8 billion, a 7.1% increase over total assets of euro 38.1 billion at December 31, 2001, while total insurance assets at December 31, 2002 amounted to euro 4.2 billion, an increase of 10.5% over total insurance assets of euro 3.8 billion at December 31, 2001.

The Group showed a net loss in 2002 amounting to euro 45.1 million compared to a net income of euro 11.0 million for 2001. This change mainly reflects the poor conditions prevailing in the capital markets, which have adversely affected the overall results of the Group’s insurance operations. Net interest income before provision for loan losses increased by euro 63.9 million in 2002 from euro 759.1 million in 2001 to euro 823.0 million in 2002. Overall insurance revenues decreased by euro 129.9 million in 2002 from euro 1,348.9 million in 2001 to euro 1,219.0 million in 2002.

Return on the Group’s average shareholders’ equity after goodwill amortization was negative by 83.75% in 2002 from positive 9.14% in 2001, while Group net loss per share amounted to minus 1.04 euro compared to euro 0.25 in 2001.

Banking Operations

General. In 2002, the Group’s consolidated banking activities contributed euro 354.8 million to the Group’s operating results, compared with euro 341.1 million in 2001. This increase reflects the fact that higher interest margins and net gains on foreign currency and financial derivatives transactions more than offset a substantial increase in loan loss provisions and a 5.5% increase in other expenses, which was mainly driven by higher pension plan expenses and higher depreciation and amortization charges.

The Group’s consolidated deposits from customers at December 31, 2002 amounted to euro 19.2 billion, compared with euro 18.7 billion at December 31, 2001, corresponding to an increase of 2.9%. For additional information with respect to the Group’s loan portfolio, see “Item 4. Information on the Company – Selected Statistical Information”.

Net Interest Income. Net interest income solely comprises net interest revenues from the Group’s banking activities. Net interest revenues from insurance activities are included in insurance revenues. Net interest income before provisions for loan losses increased by 8.4% to euro 823.0 million in 2002 from euro 759.1 million in 2001, reflecting the fact that while both interest income and interest expense decreased in

Back to Contents

2002, the decrease in interest expense was proportionally greater. Interest income declined by 12.0%, from euro 2,145.9 million to 1,887.8 million, whereas interest expense declined by 23.2% from euro 1,386.8 million to 1,064.7 million. As a result, the Group’s margins improved, despite the fact that overall margins in Portugal declined. The decline in interest rates in the market led to a decrease in the Group’s interest income from loans by 8.7%, from euro 1,631.3 million in 2001 to euro 1,489.6 million in 2002, and in other interest income by 51.1%, from euro 244.6 million in 2001 to euro 119.6 million in 2002. Although the BES Group continued to pursue an aggressive pricing policy, it was forced to lower its interest rates in line with the overall market trend. In the case of loans to customers, the effect of lower interest rates was partially offset by higher volumes, which generated an additional euro 156.1 million in interest income in 2002. The decline in interest income also reflects a decrease in interest income from investment securities, which decreased by 25.4%, from euro 242.0 million in 2001 to euro 180.5 million in 2002, due mainly to the fact that the proportion of fixed-rate securities in the Group’s portfolio of investment securities declined relative to that of marketable securities, which do not bear interest but generate dividends. The decline in interest income resulting from the factors outlined above was partially offset by an increase in interest income from trading securities, which increased by 250.0% from euro 28.0 million in 2001 to 98.0 million in 2002 and which was primarily rate-driven. As a result of these changes, the average interest rate on the Group’s interest-earning assets dropped by 97 basis points, from 6.13% in 2001 to 5.16% in 2002. Declining interest rates also caused a 39.1% decrease in interest expense on deposits which decreased from euro 859.9 million in 2001 to euro 524.1 million in 2002 and a 50% decrease in interest expense on other short-term borrowings, which decreased by 50%, from euro 95.0 million in 2001 to euro 47.5 million in 2002. The decline in interest expense resulting from these factors more than offset an increase in interest expense on long-term debt, which increased by 8.9%, from euro 402.4 million in 2001 to euro 438.3 million and in interest expense on securities sold under repurchase agreements, which increased by 48.6%, from euro 28.2 million in 2001 to euro 41.9 million. Each of these changes was mainly driven by higher volumes of borrowings to finance the Group’s lending activities. Interest expense on convertible bonds rose to euro 12.9 million in 2002. This rise was caused by interest payments on convertible bonds issued by ESFG in November 2001 and February 2002. As a result of these changes, the average interest rate on the Group’s interest-bearing liabilities dropped by 109 basis points, from 4.08% in 2001 to 2.99% in 2002. The fact that the average interest rate on the Group’s interest-earning assets declined less than the average interest rate on its interest-bearing liabilities reflects the BES Group’s aggressive pricing policy on loans to customers. This policy is closely monitored by the BES Group’s Assets and Liabilities Committee.

See “Item 4. Information on the Company – Selected Statistical Information – Average Balance Sheets and Interest Rates” for statistical information on the Group’s interest-earning assets and interest-earning liabilities and the interest income and expense associated with them.

Lending. Gross loans grew by 4.4% in 2002, from euro 26.0 billion at December 31, 2001 to euro 27.2 billion at December 31, 2002, compared with growth rates of 10.2% in 2001 and 28.3% in 2000. Gross domestic loans increased by 6.2%, from euro 21.6 billion at December 31, 2001 to euro 23.0 billion at December 31, 2002, whereas gross international loans decreased by 4.1%, from euro 4.4 billion at December 31, 2001 to euro 4.2 billion at December 31, 2002. The continued growth of total gross loans is mostly attributable to a rise in the BES Group’s gross loans, which grew by 4.5% in 2002, from euro 24.8 billion at December 31, 2001 to euro 25.9 billion at December 31, 2002, compared with growth rates of 12.6% in 2001 and 27.0% in 2000. Both developments reflect the BES Group’s efforts to expand its lending activities, especially with respect to mortgage and commercial loans in the domestic segment. The fact that the overall growth rate in 2002 was significantly lower than in 2001 and 2000 was due primarily to the weak economic environment in Portugal and abroad. In addition, it reflects the fact that the BES Group securitized euro 150 million in consumer loans and euro 300 million in corporate loans (leasing) in April 2002 and an additional euro 1,000 million in mortgage loans in December 2002. These transactions reduced the size of the Group’s loan portfolio by a total of euro 1.45 billion.

Provisions for Loan Losses. Provisions for loan losses solely comprise loan loss provisions made by the Group’s consolidated banking activities. Loan loss provisions represent additions to loan loss allowances less reversals of allowances previously made and recoveries. In 2002, the Group’s consolidated banking operations made provisions for loan losses in the amount of euro 231.8 million compared to euro 143.1 million in 2001. As a percentage of net interest income, loan loss provisions increased from 18.9% in 2001 to 28.2% in 2002. Specific loan loss provisions increased by 31.8%, from euro 109.1 million in 2001 to euro

Back to Contents

143.8 million in 2002. Category loan loss provisions increased by 183.6%, from euro 31.2 million in 2001 to euro 88.5 million in 2002. The substantial increase in loan loss provisions, and, in particular, category risk provisions, to a level in excess of the level that would have been required by the relevant Bank of Portugal regulations, was considered necessary to cover the Group against a possible future deterioration in the financial and economic situation of its customers as a result of the economic slowdown both in Portugal and globally. As a result of these provisions, loan loss allowances as a percentage of total gross loans moved from 2.45% in 2001 to 2.88% in 2002. See “Item 4. Information on the Company – Selected Statistical Information – Overdue Loans and Respective Allowances” for more information on the BES Group’s loan loss provisioning and an explanation of the underlying policies.

Overdue loans increased by 23.9%, from euro 493.2 million in 2001 to euro 610.9 million in 2002, principally, management believes, because of the unfavorable macroeconomic environment. The ratio of overdue loans to total gross loans rose to 2.25% in 2002, compared with 1.89% in 2001. Given the substantial increase in loan loss provisions in 2002, loan loss allowances as a percentage of overdue loans remained at what management believes is a comfortable level, 128.1%, in 2002, compared with 129.2% in 2001. The coverage ratios reflect the combined effect of the Bank of Portugal’s rules and the Group’s conservative policies regarding the management of its loan portfolio. See “Item 4. Information on the Company – Selected Statistical Information – Loan Portfolio” for more information on these rules and policies.

The Group continues to invest in the development of new risk control techniques, to develop a lending policy aimed at maintaining a well-diversified loan portfolio, thereby reducing its exposure to historically problematic sectors, and to expand its lending activities in the mortgage segment.

Other Income. Fee and commission income from the Group’s banking operations remained stable in 2002 at euro 297.5 million, compared with euro 295.4 million in 2001, mainly reflecting fees and commissions generated from traditional banking services, such as the administration of current accounts, loans, guarantees, collections on discount bills purchased from third parties and project finance transactions.

Capital market activities, i.e. net trading account profits/(losses) and net investment securities gains/(losses) and net gains on foreign currency transactions, increased by 48.0%, from euro 93.9 million in 2001 to euro 139.0 million in 2002. This increase reflects a substantial increase in net gains on foreign currency and financial derivatives transactions, especially interest rate swaps, which increased by 35.1%, from euro 136.1 million in 2001 to euro 183.8 million in 2002. The effects of this increase were partially offset by higher losses from the Group’s trading account and investment securities transactions.

Other operating income increased by 14.8%, from euro 132.8 million in 2001 to euro 152.4 million in 2002, reflecting higher volumes of ancillary services provided to clients.

Insurance Operations

General. The Group’s consolidated insurance activities contributed a loss of euro 178.1 million to the Group’s operating results, compared with a loss of euro 69.1 million in 2001 mainly due to the continuing adverse conditions in the capital markets.

Insurance revenues. The Group’s insurance revenues declined by 9.6% in 2002 to euro 1,219.0 million from euro 1,348.9 million in 2001. This decrease mainly reflects the strategic decision of Tranquilidade-Vida to shift the focus of its business away from guaranteed return savings products to traditional life term products and private pension plans, which offer higher margins, utilize less capital and present less risk in uncertain capital market conditions. Life insurance premiums decreased by 12.1% to euro 702.1 million in 2002 from euro 798.5 million in 2001, while non-life insurance premiums increased by 3.0% from euro 367.2 million in 2001 to euro 378.2 million in 2002. Further deteriorations in the capital markets in 2002 adversely affected investment and other insurance income, which decreased by 24.3% in 2002, to euro 138.7 million in 2002 from euro 183.2 million in 2001. The use of the BES and BIC branch network to market Tranquilidade’s life insurance products through the bancassurance program continued to be successful and, in 2002, 90.3% of sales of such products were made through BES and BIC. See “Item 4 – Information on the Company – The Group’s Business – Insurance”.

Back to Contents

At Tranquilildade, a program aimed at re-establishing the company’s profitability was implemented in 2002. This program includes:

1)	improvement in tariffs, risk acceptance and acquisition costs;

2)	new measures in organization and control process for claims;

3)	productivity improvement; and

4)	cost awareness program.

The shift in the life insurance sector described above together with the implementation of the above-mentioned measures resulted in a decrease in insurance benefits paid and claims and lower provisioning in 2002. Insurance benefits paid and claims decreased by 9.3%, from euro 1,161.4 million in 2001 to euro 1,053.1 million in 2002. At Tranquilidade, the combined ratio after reinsurance declined from 115.0% in 2001 to 107.3% in 2002. Insurance underwriting and related expenses, which include unrealized losses on investment securities for euro 108.8 million, increased by 103.1%, from euro 113.4 million in 2001 to euro 230.3 million in 2002, mainly because of the poor condition of the capital markets. Pursuant to a transitional rule issued by the ISP, the Portuguese Supervisory Authority, insurance companies are allowed to defer until December 2003 unrealized losses on investment securities generated during 2001. At December 31, 2002, such unrealized losses amounted to euro 78.7 million, of which 10% were provisioned for in 2001 and 2002. The Group must provision the remaining euro 70.8 million losses in 2003.

Other Expenses

Excluding insurance benefits and claims and insurance underwriting and related expenses, total other expenses increased by 1.6% to euro 998.3 million in 2002 from euro 982.6 million in 2001. Salaries and benefits increased only slightly, from euro 439.7 million in 2001 to euro 441.8 million in 2002. This increase was driven by a rise in pension plan expenses in response to a new regulation adopted by the Bank of Portugal and the impact of the BES Group’s early retirement program. The effect of these factors was partially offset by a reduction in the Group’s staff. Depreciation and amortization expenses rose by 9.1%, from euro 145.6 million in 2001 to euro 158.9 million in 2002, due primarily to extraordinary depreciation charges in the amount of euro 6.7 million for intangible assets (software), while other expenses remained stable, declining slightly from euro 343.4 million in 2001 to euro 342.4 million in 2002.

Income Taxes

Income tax charges decreased significantly in 2002, from euro 49.4 million in 2001 to euro 14.2 million in 2002, reflecting the fact that Tranquilidade Vida recognized a deferred tax asset in the amount of euro 31.2 million as well as a lower basic income tax rate in Portugal, combined with lower taxable income. In 2002, the insurance companies of the Group accounted deferred taxes for the first time. The other most significant income taxes reflected in the Group’s consolidated accounts are those of BES Group, which declined slightly by 0.2% from euro 38.6 million in 2001 to euro 38.5 million in 2002. The Group’s effective tax rate for 2002 was 19.9%, compared to 29.2% in 2001.

Years Ended December 31, 2001 and 2000

General

The Group’s total assets at December 31, 2001 amounted to euro 42.75 billion, a 14.4% increase over total assets of euro 37.38 billion at the end of 2000. This increase was principally attributable to the increase in the loan portfolio of the BES Group. Of the Group’s total assets at December 31, 2001, banking operations accounted for 90.9% (2000: 91.4%) and insurance operations 9.0% (2000: 8.3%). The BES Group’s total assets at December 31, 2001 amounted to euro 38.1 billion, a 13.7% increase over total assets of euro 33.5 billion at December 31, 2000, while the total insurance assets at December 31, 2001 amounted to euro 3.8 billion, an increase of 22.5% over total insurance assets of euro 3.1 billion at December 31, 2000.

Return on Group average shareholders’ equity after goodwill amortization decreased to 9.14% in 2001 from 34.01% in 2000. Group net income per share decreased 89.7% from euro 2.42 in 2000 to euro 0.25 in 2001.

Back to Contents

Banking Operations

General. The Group’s banking activities contributed 167.2% of Group operating income in 2001 compared to 97.4% in 2000. Although domestic interest margins for the Group’s banking subsidiaries declined, in line with general trends for the industry in Portugal, this was more than offset by the increase in loan volume and fees and commissions and a shift in the mix of loans. For information relating to the calculation of the Group’s net income under U.S. GAAP, see “U.S. GAAP Reconciliation” and Note 34 to the Consolidated Financial Statements.

The Group’s consolidated loan portfolio at December 31, 2001 increased by 10.2% to euro 26.0 billion (2000: euro 23.6 billion) and the Group’s consolidated deposits at December 31, 2001 increased by 13.7% to euro 22.4 billion (2000: euro 19.7 billion). The BES Group’s net loan volume increased to euro 24.2 billion in 2001 from euro 21.4 billion in 2000, principally due to the BES Group’s focus on the mortgage and small and medium size corporate market, supported by improved customer service and produce enhancements and the strengthening of the Portuguese economy. The Group’s demand and time deposits increased by 4.8% during the same period. For additional information with respect to the Group’s loan portfolio, see “Item 4. Information on the Company – Selected Statistical Information”.

Net Interest Income. Net interest income before provisions for loan losses increased 17.6% to euro 759.1 million in 2001 from euro 645.7 million in 2000, despite declining financial margins in Portugal. This increase was principally due to an increase in loan volume which more than compensated for the negative impact from margin reduction.

The increase in net interest income resulted from an increase of euro 400.5 million in interest income partially offset by the increase of euro 287.0 million in interest expense. The increase in interest income is primarily attributable to volume growth and a shift towards more profitable segments. Interest income increased by euro 25.5 million due to the increase of market interest rates. The average rate on interest earning assets rose from 6.05% in 2000 to 6.13% in 2001.

Interest expense increased from euro 1,099.7 million in 2000 to euro 1,386.8 million in 2001 due to higher volume and interest rates on time deposits and long-term borrowings, both domestic and international, which are the Banking Group’s main sources of funding for its lending activity. In line with the general trend, the average rate on interest-bearing liabilities increased from 3.87% in 2000 to 4.08% in 2001. The increase in rates paid was higher than the increase in rates earned, primarily due to strong competition for customers’ funds from other banks, as well as to the Group’s policy of financing loan growth principally through customer funding, mainly deposits. The Group met the balance of funding needs by accessing the domestic and the international debt capital markets, particularly for long- term borrowings, and the interest thereof increased by 57.7% from euro 255.1 in 2000 to euro 402.4 million in 2001.

Net interest margin decreased from 2.24% in 2000 to 2.19% in 2001 primarily due to the need for substantially increased funds to support the expansion of lending activity and competition. See “Item 4. Information on the Company – Selected Statistical Information – Average Balance Sheets and Interest Rates”.

Provisions for Loan Losses and Overdue Loans. In 2001, the Group’s consolidated banking operations made provisions for loan losses in the amount of euro 143.1 million compared to euro 135.2 million in 2000, principally due to an increase in the size of the loan portfolio and to the provision taken in connection with a securitization transaction pursuant to Bank of Portugal regulations.

Group overdue loans totaled euro 493.2 million at year-end 2001 (2000: euro 447.1 million), representing 1.9% of the total gross loans at such date (2000: 1.9%). The increase mainly reflects the general increase in the Group loan portfolio. The percentage of total allowances for loan losses to overdue loans at Group level decreased from 139.9% in 2000 to 129.2% in 2001. The relatively high coverage ratios over the period under review are principally attributable to the combination of the Bank of Portugal’s provisioning requirements and the Banking Group’s conservative approach to the management of its loan portfolio.

Charge-offs of fully provided loans increased by 130.9% in 2001 to euro 141.3 million from euro 61.2 million in 2000. As a percentage of total average gross loans, charge-offs increased to 0.59% in 2001

Back to Contents

compared to 0.31% in 2000 due to a focused effort begun in 1997 by management to eliminate loans previously fully provisioned. See “Item 4. Information on the Company”.

Other Income. Fee and commission income from the Group’s banking operations declined by 6.3% to euro 295.4 million in 2001 from euro 315.3 million in 2000 mainly due to the negative developments in the capital markets which led to a decrease in asset management and brokerage fees. Net trading and investment securities results showed a loss of euro 53.2 million in 2001 compared to a gain of euro 62.7 million in 2000 due to the generally negative performances of the capital market in 2001. Net gains on foreign currency transactions increased to euro 147.1 million in 2001 compared to euro 113.1 million in 2000. Other operating income increased 11.4% to euro 132.8 million in 2001 from euro 119.2 million in 2000.

Insurance Operations

The Group’s insurance revenues were adversely affected in 2001 by the deteriorating capital market conditions prevailing during the year and overall insurance revenues declined 11.6% in 2001 to euro 1,348.9 million in 2001 from euro 1,525.2 million in 2000. As a result, Tranquilidade-Vida has made a strategic shift away from guaranteed return savings products to traditional life products and private pension plans, which generally have a higher profitability, utilize less capital and present less risk in uncertain market conditions. As a result of this shift, premiums at Tranquilidade-Vida decreased by 18.1% to euro 798.5 million in 2001 from euro 975.2 million in 2000. Non-life insurance premiums increased by 38.4% from euro 38.4 million in 2000 to euro 367.2 million in 2001. Investment and other income decreased by 35.7% to euro 183.2 million in 2001 from euro 284.7 million in 2000.

The shift in the life insurance sector, which resulted in a decrease in benefits paid and lower provisioning, more than offset the increase in benefits paid and claims filed in the non-life sector following the severe weather conditions prevailing in Portugal at the beginning of 2001. Such insurance benefits and claims decreased by 10.8% from euro 1,302.5 million in 2000 to euro 1,161.4 million in 2001. The decline in market conditions resulted, in the life insurance business, in unrealized losses amounting to euro 91.7 million. 10% of these losses were provisioned in 2001 and ESFG has until the end of 2003 to provision the remaining losses. Underwriting and related expenses increased by 46.1% from euro 77.6 million in 2000 to euro 113.4 million in 2001 mainly because of the poor condition of the capital markets.

At the Group level, before taxes and minority interest, the insurance operations’ operating loss in 2001 amounted to euro 53.5 million compared to euro 16.6 million in 2000.

The use of the BES and BIC branch network to market Tranquilidade’s life insurance products through the bancassurance program continued to be successful and, in 2001, 92% of sales of such products were made through BES and BIC. See “Item 4 – Information on the Company – The Group’s Business – Insurance”.

Other Expenses

Total other expenses attributable to the Group’s operations increased by 1.25% to euro 2,317.6 million in 2001 from euro 2,288.9 million in 2000. Salaries and benefits increased 21.7% over this period, totaling euro 439.7 million in 2001 compared to euro 361.3 million in 2000, reflecting primarily the expansion in the commercial banking branch network and the growing specialization needed in the choice of personnel. Depreciation expenses also increased due to the completion of upgrades of information systems. The Company expects depreciation expenses to remain significant for another term.

Income Taxes

The most significant income taxes reflected in the Group’s consolidated accounts are BES’s income taxes. Income taxes at BES decreased by 40% in 2001 mainly due to the write-off against reserves of extraordinary charges related to early retirements that are tax deductible. Overall Group income taxes decreased by 33.8%.

Back to Contents

Liquidity and Capital Resources

Sources and Uses of Funds

Group

ESFG’s principal source of internally-generated funds is dividend income derived from its interests in Group companies. Portuguese law does not impose limits on the ability of consolidated and unconsolidated subsidiaries to transfer funds, in the form of cash dividends, to the parent company. The Company uses internally-generated funds to pay dividends to its shareholders. In 2002 the Company posted a loss of euro 16.8 million and therefore no dividend will be paid in 2003. See “Item 3. Key Information – Selected Consolidated Financial Data – Dividends” for more information on the Company’s dividend policy.

In recent years, the acquisitions of controlling interests in Tranquilidade and BES as well as capital increases of these entities have required the Company to supplement its sources of funds by issuing corporate debt securities and engaging in short-term and long-term borrowings at the holding company level or through certain subsidiaries.

In December 1998, an extraordinary shareholders meeting approved a share buy-back program to be carried out within a period of 18 months, pursuant to which the Company could back up to 10% of the shares outstanding at prices not exceeding $20.50 per share. On August 17, 2000 and May 31, 2002 extraordinary general meetings agreed to extend this authorization for an additional 18 months on the same terms. The current period for the share buy-back program expires on November 30, 2003.

At June 25, 2003, the Company had purchased 2,322,414 shares under this program.

In November 2001, the Company issued euro 200.0 million 4.75% Convertible Bonds due 2006. In February 2002, the Company issued euro 110.0 million 3.47% Convertible Bonds due 2007. For more information on convertible bonds, see Note 16 to the Consolidated Financial Statements.

ESFG intends to support the further growth of its significant operations in 2003 with cash generated from operations and the remaining proceeds of the issue of the convertible bonds.

Banking Operations

The primary source of funds for the Group’s banking operations is its deposit base, which consists primarily of demand and time deposits and deposits from other banks. Net proceeds from the issuance of debt securities, corporate borrowings and cash flow also provide funding to the Group. For a discussion of the increase in the deposit base, see “Item 5. Operating and Financial Review” and “Item 4. Information on the Company – Selected Statistical Information – Description of Assets and Liabilities – Deposits”. In 2002, the Bank increased its Euro Medium Term Note program to US$7.0 billion. The Bank has issued, and has outstanding as of December 31, 2002, euro 4.0 billion equivalent in senior debt and euro 1.2 billion subordinated debt under the program. The Bank, BIC and BESI have also issued bonds in the domestic Portuguese market. For information on these and other borrowings, see Note 15 to the Consolidated Financial Statements.

In 2002, BES increased its share capital by issuing 100 million of new shares with a nominal value of euro 5 each. The transaction consisted of: (1) the issuance of 50 million shares to the Bank’s existing shareholders at a price of euro 11 per share and a ratio of one new share for each four shares held by them, and (2) 50 million shares issued to the Bank’s existing shareholders at a ratio of one new share for each four shares held, representing the capitalization of a portion of the Bank’s reserves. As a result of this transaction, the Bank’s share capital increased to euro 1,500 million and total shareholders’ equity increased by euro 598 million to euro 2,001 million as of December 31, 2002. The Bank intends to use the proceeds from the transactions described above to finance its ongoing activities as well as for investment activities in international markets and the upgrade of its information system.

The Bank expects capital expenditures for 2003 to be approximately euro 116 million, the majority of which will be used for the continued updating of the Bank’s management information system and to implement a new layout for branches located in Portugal. The Bank expects that these capital expenditures will be met by using existing financial resources and through internally generated funds.

Back to Contents

During 2002, in accordance with the Bank of Portugal’s regulation (see Note 2 to the Consolidated Financial Statements), BES made a cash payment of euro 227.7 million to the pension plan operated by BES for the benefit of its employees to cover the increase in PBO (Projected Benefit Obligations) and the devaluation in the plan assets.

Insurance Operations

The Group’s insurance companies principal source of funds is insurance premiums; however, it also derives some funds from the disposal from time to time of real estate and securities held in its portfolio. Resources in excess of claims are invested in securities, real estate and money market instruments.

Capital expenditures of euro 31.7 million have been approved for 2003 mainly to acquire and refurbish properties and also to allow Tranquilidade and Tranquilidade Vida to continue to upgrade their computer systems.

Liquidity and Solvency Ratios

The following table provides an overview of the Group’s on and off-balance sheet contractual obligations as of December 31, 2002:

	Payments	Due by period
Contractual Obligations	Total	< 1 year	1-3 years	> 4 years

	(euro millions)

BALANCE SHEET
Deposits from Banks	3,977.0	3,977.0	–	–
Time Deposits	12,383.4	12,383.3	0.1	–
Long Term Debt	10,983.1	1,055.5	2,522.1	7,405.5

	27,343.5	17,415.8	2,522.2	7,405.5
OFF-BALANCE SHEET	1,180.0	239.0	840.0	101.0

The Group conducts a quarterly liquidity analysis, which it reports to the Bank of Portugal. In this analysis the Bank reports the assets and liabilities from on and off balance sheet activities that may mature within the following 12 months. All those assets and liabilities are classified in one of four maturity categories: less than one month; from one to three months; from three to six months; or from six months to one year. A liquidity ratio is then calculated by dividing all the assets in a maturity class by the liabilities in that same class adjusted for the estimated negative mismatches of the subsequent periods. The Group also reports information on the concentration of deposits and of money market counterparties, as well as on the coverage of deposits from foreign institutions by liquid assets, and on the coverage of the loan portfolio by stable funding. This analysis is prepared quarterly on an individual and consolidated basis.

The Group’s banking subsidiaries are also subject to solvency ratio requirements. These requirements have been fixed by the Bank of Portugal to conform with EU directives fixing common standards for the measurement of capital (generally referred to as the “Own Funds Directive”) and establishing a system for weighing assets according to credit risk (generally referred to as the “Solvency Ratio Directive”). All credit institutions in Portugal are required to maintain capital of at least 8% of risk-weighted assets. BES and other Group companies subject to such regulations are in compliance with these solvency ratio requirements. As of December 31, 2002, the BES Group maintained capital (as defined by the Bank of Portugal) of 10.74% of its equivalent risk-weighted assets.

While Portugal is not a party to the Basle Accord, if the BES Group calculated its capital ratios in accordance with the capital framework adopted, at December 31, 2002, its capital ratios would have been (i) a total capital to risk-weighted assets ratio of 12.81% (compared to the Basle requirement of 8%) and (ii) a Tier I capital to risk-weighted assets ratio of 7.19% (compared to the Basle requirement of 4.00%). See “Item 3. Key Information”.

Back to Contents

Off-balance Sheet Transactions

The Group conducts a variety of off-balance transactions, including securitization transactions and the issuance of credit-linked notes.

Securitizations

The BES Group relies on securitization transactions primarily to manage its liquidity. Following the establishment of a new legal framework at the end of 2001, securitization is still in an early stage in Portugal and is subject to strict regulations adopted by the Bank of Portugal.

In a typical securitization transaction, the BES Group sells a financial asset to a special purpose entity, which funds the acquisition by issuing debt to investors. The sale is structured such that neither the BES Group nor its creditors have any claim to the asset after its sale to the securitization entity. The BES Group may provide administrative and/or other services to the securitization entity and may continue to service the financial assets sold to the securitization entity. BES Group also provides financial support in its securitization transactions by keeping subordinated interests in the securitized assets.

In addition, the Group sometimes sells financial assets issued by the BES Group to financial institutions which through the use of a special purpose entity issue asset-backed securities, which are debt instruments that are collateralized by the financial assets, to investors to fund the purchase. BES has no control over these entities since it is the financial institutions that purchase the underlying securities and that decide which entity will issue the debt. Any swap agreement involving the original assets sold and the debt issued does not involve the Bank since it is not associated with the special purpose entity and/or entity issuing the debt other than through the sale of the original debt used as collateral. The amount of leverage, type of credit and coupon are defined by the special purpose entity or issuing entity. Investors in these products analyze the credit risk(s) involved and the yield enhancement provided by these type of structures.

The Group’s use of special purpose entities creates limited liquidity risk as payments on the debt securities are directly tied to payments received from the securitized assets and are not affected by the changes in the BES Group’s credit rating. However, any decline in investor demand for these debt instruments could restrict future securitizations and ultimately the BES Group’s liquidity.

Under Portuguese GAAP, securitization generally qualifies as a sale of the underlying asset to the special purpose vehicle. The asset is eliminated from the Group’s balance sheet once the buyer has obtained the right to sell or pledge the beneficial interest in the securitized assets. See Notes 2, 33 and 34 to the Consolidated Financial Statements for an explanation of the accounting treatment for the above securitizations transactions for Portuguese and U.S. GAAP purposes.

As at December 31, 2002 BES Group had securitized:

•	euro 250 million of consumer loans through Lusitano No. 1 Limited, in August, 1999;

•	euro 1,144.3 million of domestic bonds and eurobonds through Lusitano Global CDO No. 1, PLC in August, 2001;

•	euro 450 million of consumer loans (euro 150 million) and finance lease loans (euro 300 million) through Lusitano Finance No. 2 Limited in April, 2002; and

•	euro 1,000 million of mortgage loans through Lusitano Mortgages No. 1 PLC in December, 2002.

None of the securitization entities mentioned above is consolidated in the Group’s financial statements under Portuguese GAAP. However, these transactions are reflected for U.S. GAAP purposes and consolidation is performed as and when appropriate.

Credit Linked Notes

Credit-linked notes are debt instruments, usually with a floating interest rate. Unlike traditional yield instruments, credit-linked notes are structured such that investors in these instruments assume credit risk not only with respect to the primary credit but also with respect to additional reference credits.

Back to Contents

At December 31, 2002, the Group held a series of credit-linked notes with underlying assets consisting of fixed-rate debt issued by the Bank’s subsidiaries, interest rate swaps and credit default swaps of certain sovereign issuers and major U.S. and European corporations. All credit-linked notes are de-leveraged in terms of credit risk exposure, meaning that the notional amount of the notes is less than the total value of the notes issued. The credit-linked notes are mainly comprised of floating rate notes indexed to Euribor or U.S. Libor. The BES Group holds these notes because it acts as a market maker in these notes for its clients, both institutional and private.

Under Portuguese GAAP, because the entities issuing the credit-linked notes are not subsidiaries of the Bank and consequently are not consolidated, the notes and the related debt are recorded on the BES Group’s balance sheet as assets and liabilities, respectively. Under U.S. GAAP, the notes, debt and related interest income and expenses are eliminated upon consolidation and both the interest rate swaps and credit default swaps underlying the credit-linked notes are separately recorded at fair value on the balance sheet. As of December 31, 2002, interest receivable and payable under these arrangements amounted to euro 8.6 million and euro 40.2 million, respectively, compared with euro 28.8 million and 36.3 million at December 31, 2001. The total amount of assets and liabilities that were eliminated in consolidation at December 31, 2002 was approximately euro 1,510.5 million, compared with euro 1,330.8 million at December 31, 2001. The fair value of the derivatives was euro (89.8) million at December 31, 2002 compared with euro (21.0) million at December 31, 2001. The consolidation of the credit-linked notes resulted in a loss before minority interest of euro 28.7 million in the Statement of income and a loss before minority interest of euro 20.5 million in retained earnings. The consolidation of the remaining credit-linked notes would have a negative impact of euro 2.2 million in the Statement of income and of euro 1.5 million in other comprehensive income, before minority interest. See note 33 and 34 to the financial statements for more details.

Recent Developments

The results of the Group’s insurance activities in the first quarter of 2003 show a significant recovery, resulting mostly from restructuring initiatives carried out both with regard to the life and non-life activities, combined with active management of the risk and investment portfolios.

Tranquilidade recorded net income of euro 12.0 million in the first quarter of 2003, compared with a net loss of euro 8.8 million in the first quarter of 2002, due mainly to a significant improvement in technical margins. This improvement derives from the implementation of the restructuring plan initiated at the end of 2001 and described in greater detail above. As a result of measures taken pursuant to the plan, total insurance premiums received by the Group declined by 1.6% year-on-year and the claims ratio after reinsurance (claims costs divided by earned premiums) declined from 83.5% to 59.5%. The increase in Tranquilidade’s net income in the first quarter of 2003 also reflects a 1.9% reduction in costs.

Tranquilidade Vida showed a profit of 5.3 million euros in the first quarter of 2003, compared with a loss of 15.0 million euros in the first quarter of 2002. During the same period, premiums increased by 24.8%, with particular emphasis on private pension plans, where premiums grew by 78.1%. A significant improvement in financial results was a major contributor to Tranquilidade Vida’s recovery at the end of the first quarter of 2003. This development derives mostly from changes introduced in Tranquilidade Vida’s investment portfolio.

At ES Seguros, the non-life bancassurance company, premiums increased by 31.6% in the first quarter of 2003 against the same period of the previous year. However, claims increased by 37.7% in the same period, with particular emphasis on the motor sector. As a result, 2003 first quarter profits declined by 10.3% against the profits shown in the first quarter of the previous year.

In March 2003, Fitch Ratings initiated the public rating of ESFG (A- long term, F2 short term, outlook stable). In April 2003, ESFG terminated the rating contract with Standard & Poor’s and all ratings issued by this agency pertaining to ESFG were withdrawn at ESFG’s request.

As of May 22, 2003, it was decided to merge Besleasing Mobiliária (84.5% Group’s stake), Besleasing Imobiliaria (83.7% Group’s stake) and Euroges Factoring (100% Group owned) into a single entity called “Instituição Financeira de Crédito” (a non-bank credit institution), which will combine the

Back to Contents

business of those three entities. This transaction is not expected to materially impact the Group’s business operations and results of operations.

As of May 30, 2003, the BES Group decided to merge Espirito Santo Dealer into BESI in order to concentrate its investment banking and brokerage activities in a single entity.

Under the Bank’s Euro Medium Term Notes programme, BES Finance issued euro 1,100 million.

On January 30, 2003, the Bank of Portugal published the Regulation no. 8/2003, which establishes new rules regarding the establishment of provisions for loans to customers. See more details in Note 36 to the Consolidated Financial Statements.

On July 9, 2003, BES announced the sale, for a total consideration of euro 78.8 million, of 45% of the share capital of Credibom, a consumer credit company jointly set-up by BES (60%) and Banque Sonfinco (Crédit Agricole Group) (40%) in 1995, to Banque Sofinco S.A. This transaction is pending the approval of the Bank of Portugal.

U.S. GAAP Reconciliation

The Group prepares its financial statements in accordance with Portuguese GAAP, which vary in certain significant respects from U.S. GAAP. As a result of the various adjustments required in accordance with U.S. GAAP, the Group’s net income as calculated in accordance with U.S. GAAP varies substantially from its statutory net income calculated under Portuguese GAAP in any given period. The Group’s U.S. GAAP net income typically differs from its Portuguese GAAP net income, principally as a result of the different accounting treatment under Portuguese GAAP and U.S. GAAP of the valuation of assets and liabilities, employee bonuses, the recognition of unrealized gains and losses on investment securities, pension and other post-retirement costs, loans and securities impairment, contributions to the depositors’ guarantee fund, goodwill calculation, depreciation and impairment, deferred taxes, securitization transactions, treasury stock, derivative instruments, insurance reserves and property revaluations. See Note 34 to the Consolidated Financial Statements for additional information on the differences between the accounting policies of the BES Group under Portuguese GAAP and those under U.S. GAAP.

Under U.S. GAAP, the Group showed a net loss in 2002 of euro 271.5 million, compared with a net loss of euro 45.1 million under Portuguese GAAP. This difference mainly reflects the different valuation principles under Portuguese GAAP and U.S. GAAP applicable to the Group’s equity holdings, and, in particular, to its investments in PT Group, Bradesco, BMCE Bank, Bradespar and Novabase. Because the Group considers these investments as strategic, under Portuguese GAAP, it records them as long-term investments, valued at their acquisition cost less provisions in accordance with the Bank of Portugal’s Regulation no. 4/2002. See Notes 2 and 7 to the Consolidated Financial Statements for more detailed information on the provisioning requirements of this regulation. Under U.S. GAAP, the Group is required to reclassify these investments as securities available for sale.

Under Portuguese GAAP, investment securities available for sale held by the BES Group are carried at market value and unrealized losses are charged against income in the year to which they relate, whereas unrealized gains are not recognized. Debt securities held by insurance subsidiaries are carried at amortized cost (except for the investments for the benefit of life assurance policyholders who bear the investment risk) whereas equity securities are valued at market value being any unrealized gains and losses resulting from the difference between the book value and market value, at the balance sheet date, recorded in shareholders’ equity under “regulatory revaluation reserve” or under the “fund for future appropriations”. Accumulated losses not covered by the reserve or the fund are charged to the Statement of income.

However, under U.S. GAAP, unrealized gains and losses on investment securities available for sale must be recorded net of applicable taxes in shareholders’ equity except when there has been an “other than temporary impairment” of the fair value of these securities. Any such non-temporary impairment must be reflected in the Statement of income. At December 31, 2002, the market price of the Group’s equity holdings in PT Group, Bradesco, BMCE Bank, Bradespar and Novabase was significantly below their carrying value. The Group determined that this impairment was not merely temporary and, accordingly, took impairment charges of euro 177.2 million for PT Group, euro 120.7 million for Bradesco, euro 11.8 million for BMCE Bank, euro 20.8 million for Bradespar and euro 9.9 million for Novabase. Additional losses of euro

Back to Contents

56.5 million were recorded in other available for sale securities. In 2002, these differences resulted in a negative reconciliation item in the Statement of income of euro 396.9 million.

The Group is permitted to distribute a portion of its profit to its employees. Under Portuguese GAAP, such distributions are charged against retained earnings in the year in which the amounts are paid. Under U.S. GAAP, profit distributions to employees are considered an expense and are recorded in the year in which the profit is achieved. In 2000, 2001 and 2002, these differences resulted in negative reconciliation items in the Statement of income of euro 27.7 million, euro 20.1 million and euro 23.3 million, respectively.

The accounting treatment for pensions under Portuguese GAAP differs significantly from that under U.S. GAAP, mainly with respect to: (i) early retirement costs for the BES Group, which until December 31, 2001 could be charged against reserves, and since January 1, 2002, must be capitalized and amortized over a period of ten years under Portuguese GAAP, whereas for U.S. GAAP purposes such costs are expensed in the year of occurrence; (ii) the treatment of actuarial gains and losses, which were expensed by the BES Group until 2001, and are still expensed by the insurance subsidiaries under Portuguese GAAP, whereas for U.S. GAAP purposes actuarial gains and losses are capitalized and amortized under the “corridor method”; and (iii) health care benefits, which are accounted for on a cash basis under Portuguese GAAP, whereas they are recognized on an accrual basis following an actuarial calculation of the projected benefit obligation for U.S. GAAP purposes. In 2000, 2001 and 2002, the different treatment under Portuguese GAAP and U.S. GAAP of pension costs resulted in negative reconciliation items in the Statement of income of euro 45.9 million, euro 75.7 million and euro 61.1 million, respectively.

Under U.S. GAAP (FAS 114), loans that are considered impaired are required to be accounted for at the present value of the anticipated future cash flows from such loans or at the fair value of collateral for collateral-dependent loans. The carrying value of loans under Portuguese GAAP is determined by applying the provisioning requirements of the Bank of Portugal. As a result, under U.S. GAAP, euro 19.6 million and euro 6.5 million were added to income in 2000 and 2001, respectively. In 2002, an additional charge of euro 32.9 million was recorded.

Under Portuguese GAAP, the costs incurred in connection with the adoption of the euro were deferred in the balance sheet and amortized over the three years ended December 31, 2001, as required by the Bank of Portugal. Additionally, the costs specifically related to the resolution of the Year 2000 problem were accounted for in property and equipment or intangible assets, according to the nature of the cost, and are being depreciated over a period of either four or three years. Under U.S. GAAP, both of these costs were expensed when incurred. These differences resulted in positive reconciliation items of euro 5.0 million, euro 7.8 million and 5.0 million in 2000, 2001 and 2002, respectively.

Under Portuguese GAAP, fixed assets may be revalued in certain circumstances. At BES Group amortization charges with respect to revalued assets are calculated on the basis of these assets’ adjusted carrying value, rather than their historical acquisition cost, and are fully recognized in income. However, the insurance subsidiaries do not amortize fixed assets that have been revalued. Gains resulting on disposal are calculated based on the net book value of the assets. Under U.S. GAAP, revaluations are not permitted, and depreciation charges on fixed assets are calculated on the basis of the assets’ acquisition costs. In 2000 and 2001, these differences resulted in positive reconciliation items in the Statement of income of euro 1.8 million, euro 2.5 million respectively while in 2002 euro 7.0 million were charged to income.

Under Portuguese GAAP, goodwill is defined as the excess of an asset’s acquisition cost over the shareholder’s equity of the acquired company, whereas under U.S. GAAP goodwill is defined as the excess of the asset’s acquisition cost over the fair value of the net assets acquired. Until 1998, for statutory purposes, the Group treated goodwill as an asset and amortized it over 25 years. In 1998, the Group changed its accounting policy for goodwill and in June 1998 wrote off all remaining goodwill against shareholders’ equity. From 1999 onwards, goodwill arising on new acquisitions is charged directly against shareholders’ equity. Under U.S. GAAP, until December 31, 2001, goodwill was capitalized and amortized over a period not to exceed its estimated useful life. Effective January 1, 2002, the Group adopted SFAS 142. As a result, goodwill is no longer amortized but instead is annually tested for impairment, based on the asset’s expected future cash flows and, to the extent available, market prices. Any impairment charges taken with respect to goodwill are recognized in income. In 2002, the Group took impairment charges of euro 62.4 million. Additionally, the Group recognized a profit regarding the negative goodwill arising from business

Back to Contents

combination’s occurred during the year amounting to euro 1.4 million, which resulted in a reconciling item in the Statement of income amounting to euro 61.0 million.

The treatment of securitization transactions and credit-linked notes under Portuguese GAAP is significantly different from U.S. GAAP. The combined adjustment at December 31, 2001, of a charge to income of euro 26.4 million, resulted from: (i) a securitization of consumer loans in August 1999, for which no initial gain or loss was recognized on the derecognition of the loans under Portuguese GAAP, whereas under U.S. GAAP a loss of euro 5.9 million was recognized in 2001 and a gain of euro 3.1 million was recognized in 2000; (ii) a corporate bond securitization made during 2001, which under Portuguese GAAP qualified for treatment as a sale, whereas for U.S. GAAP purposes it had to be reconsolidated in the Group’s financial statements; and (iii) credit-linked notes purchased during 2001, which mainly included debt issued by the BES Group’s subsidiaries, recorded in the Group’s consolidated balance sheet under Portuguese GAAP. Under U.S. GAAP, the Credit Linked Notes, the debt and the related interest and expense were eliminated upon consolidation. See “– Off-balance Sheet Transactions—Securitizations” below. In 2002, the combined adjustment resulted in a charge to income of euro 49.9 million, reflecting the impact of a consumer loan securitization (a charge of euro 10.0 million), a corporate bond securitization (a charge of euro 5.1 million), finance lease and consumer loans securitizations (a charge of euro 5.2 million), mortgage loans securitization (an income of euro 1.2 million) and credit-linked notes (a charge of euro 30.8 million).

On January 1, 2001, the Group adopted FAS 133, which introduced significant changes in the accounting for derivatives. Under U.S. GAAP, all derivatives must be recorded on the balance sheet at their fair value with any changes in the fair value charged or credited directly against the Statement of income. This valuation principle also applies to hedging derivatives, in which case any changes in the fair value of the hedged item should offset the corresponding changes in the value of the derivative. Under Portuguese GAAP, only trading derivatives are recognized at fair value, whereas for hedging derivatives receipts and payments are accrued and recognized in the Statement of income on the same basis as changes in the related hedged item. Another relevant difference is that under U.S. GAAP, hedge accounting is subject to more stringent criteria. Therefore, some transactions classified as hedging derivatives under Portuguese GAAP were reclassified as trading derivatives for U.S. GAAP purposes, and accounted for accordingly. The transitional adjustment on the adoption of FAS 133 as of January 1, 2001 resulted in a charge to income of euro 24.4 million; whereas at December 31, 2001 and 2002, the total adjustment resulted in a charge to income of euro 96.8 million and a gain of euro 62.9 million, respectively.

In the light of the requirements of the Depositors’ Guarantee Fund, the Bank annually provides, as a guarantee, certificates of deposit issued by the Bank of Portugal to cover its responsibility for the portion of the annual contribution that it might be required to pay in the future depending on the Fund’s needs. According to Portuguese GAAP, this responsibility is shown as an off-balance sheet item. For U.S. GAAP purposes, the Bank in 2000, 2001 and 2002 recognized charges of euro 7.3 million, euro 8.1 million and euro 14.6 million, respectively, to cover this responsibility.

Under Portuguese GAAP, premiums for insurance contracts are recorded as insurance revenue, whereas liabilities for future policy benefits are shown on the balance sheet and are established by recording the amount of the liability as insurance expense. Interest accrued on contracts is shown as an increase in insurance liabilities and an insurance expense. Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in insurance liabilities. Under U.S. GAAP, amounts received for investment-type contracts, under which the company bears insignificant mortality risk, are not included in the Statement of income but are reported as deposits directly to insurance liabilities. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administrations and surrender charges, and are included in insurance revenue income when earned. Interest accrued on contracts is included in insurance expense. Payments upon maturity or surrender are reflected as reductions to the insurance liabilities on the balance sheet. For the year ended December 31, 2002, under U.S. GAAP, insurance revenues were lower by euro 638.0 million (2001: euro 743.8 million), insurance benefits were lower by euro 632.0 million (2001: euro 739.3 million) and other expenses were lower by euro 6.0 million (2001: euro 4.5 million), each compared with the corresponding Portuguese GAAP figure.

Back to Contents

Workers’ compensation (life pensions) reserves are calculated using death expectancy tables and discount rates. In 2000, the ISP established new actuarial assumptions to be used in the calculation of the present value of the estimated liability. However, in accordance with the ISP’s rules, companies were permitted to reflect the new assumptions in their reserves over a two-year period from 2000 to 2001. Following the approval by its shareholders at the general assembly on March 30, 2001 and with the agreement of the ISP, Tranquilidade charged euro 14.9 million against retained earnings to reflect the new actuarial assumptions. Under U.S. GAAP, the estimated liability was charged against income in 2000 and 2001 in amounts of euro 12.4 million and euro 2.5 million, respectively.

According to the regulatory requirements applicable to the Portuguese insurance sector, at the end of each year insurance companies are required to pay 0.85% of the value of the workers’ compensation pensions remission to the Workers’ Compensation Fund. Under Portuguese GAAP, this amount is charged annually to income. Under U.S. GAAP, since the liability arises at the inception of the claim for the accident, a full provision based on an actuarial valuation of the present value of future payments, based on the “estimated life” of the pensioners, must be accrued. In 2002 euro 6.4 million have been charged to income as a U.S. GAAP Adjustment

Portuguese GAAP do not require unallocated loss adjustments expenses to be accrued. Under U.S. GAAP all costs expected to be incurred in connection with the settlement of unpaid claims must be accrued when the related liability for these claims is recorded. In 2002 the Group recorded a charge to income of euro 13.9 million as U.S. GAAP adjustment.

Under Portuguese GAAP life insurance reserves reflect the present value of the insurance business’ future obligations arising from underwritten life policies and are calculated using recognized actuarial methods within the scope of applicable legislation. These reserves are shown net of deferred acquisition costs and are amortized in accordance with percentages established by the ISP. For U.S. GAAP purposes, the liabilities are recalculated using the accounting model based on the type of product. For the year 2002 an additional charge to income of euro 16.7 million was recorded.

Under Portuguese GAAP, an equalization reserve is set up for lines of business that are characterized by greater uncertainty regarding the evolution of claims. Under U.S. GAAP, setting up a reserve for claims not incurred is not allowed and, accordingly, a provision in the amount of euro 2.0 was reversed in the 2002 Statement of income.

Under Portuguese GAAP, the pro-rata temporis method is applied to the acquisition costs of non-life policies at a maximum rate of 20% of the unearned premium reserve. Under U.S. GAAP, the acquisition costs should be deferred when the premium is written and charged to income in proportion to the premiums recognized as income. In 2002 this resulted in an additional income of euro 1.0 million.

Critical Accounting Policies

The accounting policies of the Group comply with the rules established by the Bank of Portugal, the entity that determines generally accepted accounting principles for banks in Portugal (Portuguese GAAP).

Banking Operations

Both Portuguese GAAP and U.S. GAAP set forth a range of accounting treatments, although both have rules that require management to apply judgment and make estimates in preparing the financial statements. A broader description of the accounting policies employed by the Group is shown in the Notes to the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20F. The most significant of these accounting treatments are discussed in this section, as a basis for a better understanding of how their application affects the reported results and related disclosure. The existence of alternatives and the application of judgment mean that any selection of different alternatives or estimates would cause reported results to differ. Management believes that the choices made are appropriate, and that the financial statements therefore present the Group’s financial position and results fairly, in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding the financial statements, and are not intended to suggest that other alternatives or estimates would be more appropriate. Many of the judgments made in applying accounting principles depend on an assumption, which management believes to be correct, that the Group maintains sufficient liquidity to hold positions or investments until a particular

Back to Contents

trading strategy matures – i.e. that positions do not need to be realized at unfavorable prices in order to fund immediate cash needs. Liquidity is discussed in more detail in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Available for sale securities

Investments include fixed maturity and equity securities, and other similar instruments. Under Portuguese GAAP, potential gains are not recognized while potential losses are recognized in full through the Statement of income. Valuations are generally obtained through market quotation or valuation models that may require assumptions or judgment in making estimates of fair value. More pessimistic assumptions would have result in higher estimated potential losses, which would in turn have negatively impacted the Statement of income. In addition, under Portuguese GAAP, BES Group’s strategic investments are classified as long-term investments (other equity holdings) and used to be recorded at acquisition cost. During 2002, Bank of Portugal issued the Regulation no. 4/2002 and established a new framework to cover potential losses in non-consolidated equity holdings. This new regime includes a transitory regime that allows banks to provide for eligible potential losses until 2006 for long-term investments in non-financial companies and until 2011 for financial companies. The BES Group is observing this new requirement and charged a total amount of euro 31.9 million during 2002 (of which euro 29.2 million were allocated to reserves) to provide for its eligible potential losses in these investments.

Under U.S. GAAP, investments considered available for sale are recorded at fair value with unrealized gains and losses recorded as a component of shareholders’ equity. Fair value is determined based on market quotations. If any of the available for sale securities is considered other than temporarily impaired, the relevant security is written down to fair value, with the fair value becoming the security’s new adjusted cost basis. Under U.S. GAAP, a decline that is considered other than temporary is based generally on factors including a) the length of time and extent to which the fair value of the security has been below cost and b) the financial condition and near term prospects of the issuer of the security. These factors involve assumptions and estimates on the part of management. Changes in fair value of securities due to impairment can adversely affect the Group operations for the period and therefore the reported results would be adversely affected if less favourable assumptions or different estimates were used.

Derivatives

The Group uses financial derivative instruments either for trading or hedging purposes. Under Portuguese GAAP, the recognition of gains and losses on these operations depends on the classification of trading or hedging:

–
For hedging derivatives, which are used to reduce the market risk of assets and liabilities, receipts and payments are accrued and recognized in the Statement of income on the same basis as changes in the related hedged item.

–
Trading derivatives are recorded at fair value and unrealized gains and losses are recognized directly in the Statement of income. Fair values are based on listed market prices if available; otherwise fair value is determined either by dealer price quotations (both for that transaction or for similar instruments traded) or by pricing models, based on net present value of estimated future cash flows or which take into account market conditions for the underlying instruments, time value, yield curve and volatility factors. These pricing models may require assumptions or judgments in estimating their values. Consequently, the use of a different model or of different assumptions or judgments in applying a particular model may have produced different financial results for a particular period.

Under U.S. GAAP, all derivatives, including hedging derivatives, must be recorded on the balance sheet at fair value and any changes in that fair value charged or credited directly to the Statement of income. In the case of hedging derivatives, as the Group has not designated any cash-flow hedges, the recognition of the fair value of the hedged item should offset the Statement of income impact. Another relevant difference relates to stricter criteria to meet hedge accounting under U.S. GAAP, as a result of which some transactions classified as hedging derivatives under Portuguese GAAP were reclassified as trading derivatives for U.S. GAAP purposes and accounted for accordingly. To the extent the derivatives do not qualify for hedge accounting, operations can be negatively impacted based on changes in their fair value.

Back to Contents

Pension charges

Prior to November 2001, the Bank of Portugal permitted companies to write-off unamortized costs related to pension plans or extraordinary costs relating to early retirement directly against reserves. During December 2001, new rules were issued and some important changes were made, namely in respect of the recognition of liabilities, mechanisms of funds financing and costs that should be recognized each year. As a result of the new rules, extraordinary costs for early retirement are accounted as deferred costs and depreciated for a period of up to 10 years. For U.S. GAAP purposes, these charges are consequently adjusted through costs as a curtailment. Determining pension liabilities requires the use of assumptions and estimates, including the use of actuarial projections, estimated returns on investment, and other factors that could impact the cost and liability of the pension plan. Changes in these assumptions could adversely affect these values.

Goodwill

Under Portuguese GAAP, goodwill arising on acquisitions can either be capitalized or amortized to the Statement of income, or written-off directly against reserves. In the case of the Group, acquired goodwill is written-off directly against reserves without a Statement of income effect. Until December 31, 2001, under U.S. GAAP, the goodwill arising on acquisitions was reclassified as an intangible asset to be amortized over a maximum period of 25 years. On January 1, 2002, the Group adopted SFAS 142, which establishes that goodwill, including previously existing goodwill, does not need to be amortized but rather tested for impairment. Under U.S. GAAP, goodwill is reviewed for impairment on an annual basis and any impairment is recorded in the Statement of income during the period. Impairment is determined using several methods, including a discounted cash flow basis for each acquisition using appropriate discount rates and periods. The use of different assumptions could have adversely affected these values.

Valuation of financial instruments with no ready markets

For the substantial majority of the Group’s portfolios, fair values are determined based upon externally verifiable model inputs and quoted prices. All financial models, which are used for updating the Group’s published financial statements, or for independent risk monitoring, must be validated and periodically reviewed by qualified personnel independent of the area that created the model. Under U.S. GAAP, impairment losses that are considered other than temporary are recognized in earnings. The Group conducts regular reviews to assess whether other-than-temporary impairments exist. These determinations require certain assumptions as to the financial condition of specific issuers and market and other conditions. The use of different assumptions could have produced different results. Changes in the fair value of trading are recognized in earnings.

If available, quoted market prices provide the best indication of value. If quoted market prices are not available for fixed maturity securities, derivatives or commodities, the Group discounts the expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, matrix or model pricing may be used to determine an appropriate fair value. The determination of market or fair value considers various assumptions and factors, including time value and volatility factors, underlying options, warrants, and derivatives; price activity for equivalent synthetic instruments; counterpart credit quality; the potential impact on market prices or fair value of liquidating the Group’s positions in an orderly manner over a reasonable period of time under current market conditions; and derivative transaction maintenance costs during the period. Changes in assumptions could affect the fair values of portfolios.

Provisions for loan losses

The provisioning policy is determined by the rules issued from Bank of Portugal. As described in Note 2 to the Consolidated Financial Statements there are four types of allowances: (i) specific allowances for overdue loans; (ii) specific allowance for the possible non-collection of the not yet overdue loans to each customer with an overdue balance representing 25% or more of its total credit; (iii) a category risk allowance for current loans, including guarantees, not identified as overdue; and (iv) sovereign risk allowance for assets and off balance sheet exposures with risky countries. Under U.S. GAAP, the allowance for loan losses follows a specific risk based approach that represents management’s estimate of probable losses inherent in the portfolio. This evaluation process is subject to numerous estimates and judgments. The frequency of default, risk ratings and the loss recovery rates, among other things, are considered in making this evaluation,

Back to Contents

as are the size and diversity of individual large loans. Changes in these estimates could have resulted in different provisions and consequently different amounts of net income for the Group.

Under Portuguese GAAP allowances are determined by supervision of the Bank of Portugal. Consequently, any change in regulatory framework has an impact on the Group’s financial statements; on the other hand, economic risk can vary significantly from that recognized and determined each year pursuant to the regulatory framework and, according to management’s judgment, additional provisioning charges can be made to account for this potential variance in economic risk.

Securitizations

Under Portuguese GAAP, securitized assets are not shown on the balance sheet. The retained interests are booked at the acquisition cost and the gain or loss realized in connection with the securitization transaction is calculated by comparing the proceeds from the sale of the securitized assets with their book value immediately preceding the transaction.

For U.S. GAAP purposes, securitization transactions are analyzed in light of SFAS 140. Most of the Group’s securitization transactions do not qualify for derecognition and are therefore included in the Group’s total assets under U.S. GAAP.

Accordingly, the Group’s total assets calculated in accordance with Portuguese GAAP may differ from its total assets calculated in accordance with U.S. GAAP.

Insurance Operations

Insurance policy and claims reserves represent liabilities for future insurance policy benefits. Insurance reserves for traditional life insurance, annuities, and accident and health policies have been computed based upon mortality, morbidity, persistency and interest rate assumptions applicable to these coverages, including adverse deviation. These assumptions consider the Company experience and industry standards and may be revised if it is determined that future experience will differ substantially from that previously assumed. Property-casualty reserves include (1) unearned premiums (2), unexpired risk reserve, (3) equalization reserve and (4) estimated provisions for both reported and unreported claims incurred.

When claims are made by or against policyholders, any amounts that the Group pays or expects to pay are recorded as losses. The Group establishes reserves for payment of losses for claims that arise from its insurance policies.

In determining their insurance policy and claims reserves, the Group’s insurance companies perform a continuing review of their overall positions, their reserving techniques and their reinsurance. The reserves are also reviewed periodically by qualified actuaries. The Group maintains property and casualty loss reserves to cover the estimated ultimate unpaid liability for losses with respect to reported and unreported claims incurred as of the end of each accounting period. Under Portuguese GAAP, settlement expenses relating to such claims are not included. Under U.S. GAAP, FAS 60 requires that all costs expected to be incurred in connection with the settlement of unpaid claims shall be accrued when the related liability for unpaid claims is accrued. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally utilizing actuarial projection techniques. These reserve estimates are expectations of what the ultimate settlement of claims is likely to cost based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. Reserve estimates are continually refined in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. Adjustments to reserves are reflected in the results of operations in the periods in which the estimates are changed. On the basis of internal procedures, management believes, based on the information currently available, that currently established reserves are sufficient. However, the establishment of reserves is an inherently uncertain process and accordingly, there can be no assurance that ultimate losses will not differ form the initial estimates. Reserves for incurred but not reported (IBNR) claims are established to recognize the estimated cost of losses

Back to Contents

that have occurred but of which the Group does not yet have notice. These reserves, like the reserves for reported claims, are established to recognize the estimated costs necessary to bring claims arising out of losses to final settlement.

Available for sale securities

Debt securities are carried at acquisition cost, except for investments for the benefit of life assurance policyholders who bear the investment risk, which are carried at market value. Interest is accrued based on the nominal value of the securities and the applicable interest rate for the period. Premiums and discounts are accrued over the period to maturity against income.

The equity securities portfolio is valued at the balance sheet date at market value in accordance with the valuation criteria established by the ISP.

Unrealized gains and losses resulting from the difference between the book value and the value determined in accordance with the valuation criteria described above at the balance sheet date are recorded in shareholders’ equity under regulatory revaluation reserve. Any losses not covered by the reserve are charged against income.

With respect to investments representing life assurance provisions for bonuses and rebates, unrealized gains and losses are transferred to the fund for future appropriations. Any losses not covered by the fund for future appropriations are charged to the Statement of income.

Transition rules

In 2001, the ISP issued a transitional rule allowing insurance companies to defer unrealized losses generated during 2001 not compensated by the “fund for future appropriations” and the “regulatory revaluation reserve”. According to this rule, the deferred amounts should be amortized on or before 2003. As at December 31, 2002, ESFG had deferred 90% of the unrealized losses generated in 2001.

Under U.S. GAAP, investments considered available for sale are recorded at fair value with unrealized gains and losses recorded as a component of shareholders’ equity as referred to in the available for sale securities discussion of the banking operations above.

Additional information about ESFG’s insurance policy and claims reserves can be found in Note 2 to the Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

ESFG is administered by a Board of Directors (Conseil d’Administration) which consists of at least three members, who may also be shareholders. Their term of office is six years. At December 31, 2002, there were nineteen Directors. Mr. Espírito Santo Salgado, the Chairman of the Board, acts as principal executive and financial officer. There is no specific allocation of responsibility among the remaining Directors. Set forth below are the names and functions of the Directors, their ages, the year in which their current terms expire and their principal business activities outside ESFG.

Ricardo Espírito Santo Silva Salgado, age 58, was appointed to the Board of Directors in 1984, and has served as Chairman since 1991. He is ESFG’s principal executive and financial officer. Mr. Espírito Santo Salgado first joined the Espírito Santo family enterprises in 1970. He has served on the board of BES since 1991 and is currently its Vice Chairman. He is Chairman of BES’s Executive Committee in charge of its Financial and Credit Committee, Assets and Liabilities Committee (ALCO), Planning and Accounts, Asset Management, Purchases and Property (CGC), Corporate Communication, the General Secretariat to the Board and Management Information. He is also Chairman of ESFG, BESPAR, Bank Espírito Santo International Limited, Casa dos Pórticos, Espírito Santo Financial (Portugal), Espírito Santo Overseas Limited, Espírito Santo Saúde SGPS, Sociedade de Administração de Bens Pedra da Nau, S.A., PARTRAN, Banco Espírito Santo de Investimento, BEST-Banco Electrónico de Serviço Total and ES TECH Ventures and Vice Chairman of Espírito Santo Bank (Florida) and E.S. Holding Administração e Participações, S.A. He is a director of Espírito Santo International Holding, Compagnie Bancaire Espírito Santo, S.A., Banque Espírito

Back to Contents

Santo et de la Vénétie, Banco Espírito Santo do Oriente, BES Finance Ltd., Banco Bradesco SA, Cariges, S.A., E.S. Control (BVI) S.A., E.S. Control Holding, ESCA Participation Limited, Espírito Santo BP Invest S.A., Esfint Holding S.A., Espírito Santo BVI Participation Limited, Espírito Santo Financial Services Inc., Espírito Santo Industrial (BVI) S.A, Espírito Santo International (BVI) SA, Espírito Santo Property (BVI) S.A, Espírito Santo Resources Limited, Gespetro, SGPS, S.A., Maes-Administração, Participações e Consultoria and Novagest Assets Management and Banco Espírito Santo (Spain). He is also a member of the Supervisory Board of Euronext NV and the European Advisory Committee of the New York Stock Exchange. Mr. Espírito Santo Salgado is a cousin of José Manuel Espírito Santo Silva and José Maria Espírito Santo Silva Ricciardi and a nephew of António Luís Roquette Ricciardi. His current term of service expires in 2008.

José Manuel Pinheiro Espírito Santo Silva, age 57, was appointed to the Board of Directors in 1988, and has served as Vice-Chairman since 1991. He has served on the Board of BES since 1992 and is a member of its Executive Committee in charge of Private Banking (Group BES Coordination), Residents Abroad, Financial Consultants and Banco Espírito Santo, S.A. (Spain). He is currently Chairman of Banco Espírito Santo, S.A. (Spain), Espírito Santo Agriculture and Development Limited, Espírito Santo Financial Consultants, Fiduprivate, Quinta dos Cónegos and Sociedade Imobiliária e Turística da Quinta do Peru, Vice Chairman of ESFG, Espírito Santo Enterprises, and Espírito Santo Financial (Portugal), SGPS, S.A. and a director of Espírito Santo International Holding, BESPAR, BES Vénétie, BESI, Compagnie Bancaire Espírito Santo, E.S. Control Holding S.A., E.S. Holding – Administração e Participações, ESAF, ESFG Overseas Limited, Espírito Santo Bank, Espírito Santo BVI Participation Limited, Espírito Santo Control (BVI), S.A., Espírito Santo Industrial (BVI) S.A., Espírito Santo Internacional (BVI) S.A., Espírito Santo Internacional Panamá S.A., Espírito Santo Overseas Ltd., Espírito Santo Property (BVI), S.A., Espírito Santo Resources Limited, Espírito Santo Services S.A., Europ Assistance – Companhia Portuguesa Seguros Assistência, S.A., Gespetro, SGPS, S.A. and Parfil – Sociedade de Gestão de Participações Financeiras, SGPS, Lda. He is a cousin of Mr. Espírito Santo Salgado, António Luís R. Ricciardi and José Maria Espírito Santo Silva Ricciardi and an uncle of Manuel Fernando de Moniz Galvão Espírito Santo Silva and Ricardo Abecassis Espírito Santo Silva. His current term of service as a Director expires in 2008.

Manuel de Magalhães Villas-Boas, age 57, has served on the Board of Directors since 1990. He has served on the Board of BES since 1992. He is also Vice Chairman of Espírito Santo Overseas Limited and a director of Espírito Santo Financial Group, S.A., BESI, BESIL, Espírito Santo Investment Management, ESFG Overseas Limited and BES Overseas Limited. Mr. Villas-Boas worked at the Bank in Portugal from 1972 until 1976, and, following a period in investment banking in London, rejoined the ESFG in 1983. His current term of service as a Director expires in 2008.

António Luís Roquette Ricciardi, age 83, has served on the Company’s Board of Directors since 1984. He has served as Chairman of the Board of BES since 1992. He is a member of the board of directors of other companies, including BES Vénétie (Chairman), BESPAR (Vice Chairman), E.S. Control (BVI) S.A. (Chairman), E.S. Control Holding S.A. (Chairman), E.S. International Holding (Chairman), E.S. International Panamá (Chairman), Espírito Santo Financial (BVI) S.A., ESFG, Espírito Santo Industrial (BVI) S.A., Espírito Santo International (BVI) S.A, (Chairman), Espírito Santo Property (BVI) S.A., Espírito Santo Resources Limited (Chairman), Espírito Santo Services S.A., Espírito Santo Tourism (Europe), S.A. (Chairman), Espírito Santo Tourism Limited, Gespetro SGPS, S.A. (Honorary Chairman), PARTRAN (Vice Chairman) and Compagnie Bancaire Espírito Santo, S.A. Mr. Ricciardi is the uncle of Mr. Espírito Santo Salgado, a cousin of José Manuel Espírito Santo Silva and the father of José Maria Espírito Santo Silva Ricciardi. His current term of service as a Director expires in 2008.

Mário Mosqueira do Amaral, age 70, has served on the Board of Directors since 1984. He has served on the Board of BES since 1991 and is a member of the Executive Committee in charge of Transactional Banking and International Business, Corporate International, and External Branches. He serves as Chairman of Amaral & Pinto - Empreendimentos Immobiliários and Banco Espírito Santo North America Capital Corporation. He is also Vice Chairman of Espírito Santo International Holding S.A and E.S. Control Holding S.A. and a director of BESPAR, PARTRAN, Banque Espírito Santo et de la Vénétie, Banque Marrocaine du Commerce Exterieur, E.S. Services S.A., Espírito Santo Financial Group S.A., Espírito Santo Investment Management, Espírito Santo Overseas, Ltd, Espírito Santo Resources Limited, Gespetro – SGPS, S.A., and

Back to Contents

Compagnie Bancaire Espírito Santo S.A.. Mr. Amaral joined the Espírito Santo family enterprises in 1956. His current term of service as a Director expires in 2008.

Patrick Monteiro de Barros, age 58, joined the Board of Directors in 1992. He has been Chairman of Argus Resources (UK) ltd., an international oil, trading and finance company since 1987. He has more than 30 years of experience in the oil industry having served on the Boards of Tosco Corp USA and Petrogal S.A. He has been a non-executive director of Portugal Telecom since 2002. His current term of service as a Director expires in 2008.

Jackson Behr Gilbert, age 70, joined the Board of Directors in 1990. He joined the Board of BES in 1992 and is also Chairman of Espírito Santo Bank (Florida) and Espírito Santo Financial Services, Inc., and a director of Espírito Santo Financial Holding, Espírito Santo Overseas, Ltd., Espírito Santo Properties, E.S. Private Equity Ltd. and Banco Espírito Santo (Spain). Prior to his association with the ESFG Group, Mr. Gilbert served from 1983 to 1989 as Vice Chairman of Riggs National Bank in the United States. He has almost three decades of experience in the banking industry. His current term of service as a Director expires in 2008.

Tiberto Ruy Brandolini d’Adda, age 55, joined the Board of Directors in 1992. Since 1975 he has been with the EXOR Group (Luxembourg). He is currently the Vice Charman and Managing Director of EXOR Group and the Chief Executive Officer of EXOR SA, a wholly owned subsidiary of EXOR Group. His current term of service as a Director expires in 2008.

Manuel Fernando de Moniz Galvão Espírito Santo Silva, age 44, was appointed to the Board of Directors in 1995. He was appointed to the Board of BES in 1994. He was General Manager of the Bank, London Branch, from 1992 to 1995. He is also Chairman of Academia de Música de Santa Cecíla, Espírito Santo Health & SPA, S.A., Espírito Santo Hotéis, SGPS, S.A., Espírito Santo Tourism (Portugal) – Consultoria de Gestão Empresarial, S.A., Espírito Santo Tourism.Com S.A., Espírito Santo.Com S.A., Euroamerican Finance Corporation, Inc., Herdade do Reguengo - Exploração de Propriedades, S.A., Hotéis Tivoli, S.A., Spread.Com S.A. and The Atlantic Company, Vice Chairman of Espírito Santo Resources Ltd and Espírito Santo Tourism (Europe) and a director of Espírito Santo International Holding, ESFG, E.S. Control (BVI) S.A., E.S. Control Holding S.A., Espírito Santo Agriculture and Development Ltd., Espírito Santo Financial (BVI) S.A., Espírito Santo Industrial (BVI) S.A., Espírito Santo International (BVI) S.A., Espírito Santo Property (BVI) S.A., Espírito Santo Services, S.A., Espírito Santo Tourism Limited, GES Finance Limited, Gespetro – SGPS, S.A., Santogal – SGPS, S.A., Sociedade de Investimentos Imobiliários Sodim, S.A., Telepri – Telecomunicações Privadas, SGPS, S.A., BESPAR, PARTRAN and Espírito Santo Bank (Florida) as well as several other companies in Portugal. From 1984 to 1987, he worked with Morgan Grenfell & Co. in London before joining the family businesses in 1988. Mr. Silva is a nephew of José Manuel Espírito Santo Silva and a cousin of José Maria Espírito Santo Silva Ricciardi and Mr. Espírito Santo Salgado. His current term of service as a Director expires in 2008.

Robert Studer, age 64, was appointed to the Board of Directors in 1999. He worked for 41 years with Union Bank of Switzerland (UBS) in Switzerland and abroad. From 1991, he was President of the Group Executive Board and from 1996 to 1998 he was Chairman of the Board of UBS. Mr. Studer is also a director of BASF AG, Schindler Holding AG, Elf Aquitaine, Renault SA and of the European Advisory Committee of the New York Stock Exchange. His current term of service as a Director expires in 2008.

Philippe Guiral, age 54, is a director of Banque Espírito Santo et de la Vénétie and joined the Board of Directors in 2000. He was a Vice Chairman of Banco Espírito Santo in Portugal from 1996 to 1999. In 2000, he became Chairman of Gamma Investissement in France. He has worked for Crédit Agricole du Midi and Caisse Nationale de Crédit Agricole, where he was Deputy Chief Executive Officer, from 1991 to 1999. He was also Vice Chairman and Chief Executive Officer of Crédit Agricole Indosuez, Chairman of Unicredit as well as Chairman or director of other Caisse Nationale de Crédit Agricole subsidiaries in France and in other countries. His current term of service as a Director expires in 2008.

Manuel António Ribeiro Serzedelo de Almeida, age 59, was appointed to the Board of Directors in 2001. His current term of service as a Director expires in 2008.

Back to Contents

Pedro Guilherme Beauvillain de Brito e Cunha, age 51, has been a director of Tranquilidade since 1990 and President of the Executive Committee since December 2001. He is a director of Tranquilidade-Vida and E.S. Saúde, and Chairman of Europ Assistance, ES Seguros, Advancecare, Esumédica and Espírito Santo Contact Center. Previously he held management positions in Banco Espírito Santo, Alexander Howden International Insurance Brokers, Lloyds and Sedgwick James. His current term of service as a Director expires in 2008.

Carlos Augusto Machado de Almeida Freitas, age 53, is a member of the fiscal council of Banco Internacional de Crédito. He is Chairman of António de Almeida & Filhos-Têxteis, S.A., a Vice Chairman of Têxtil Tearfil S.A. and a member of the boards of Predicónegos-Imobiliária de Moreira de Cónegos and Casa de Passarinhos-Gestão e Investimento. He is a member of the council of the Portuguese Association of Textiles and Clothing. His current term of service as a Director expires in 2008.

Aníbal da Costa Reis Oliveira, age 67, was appointed to the Board of Directors in 2001. He has served on the Board of BES since 1992. Mr. Oliveira has been a director of several major companies of the Riopele textile group in Portugal. Currently, he serves as Chairman of several corporations, namely, Fábrica Têxtil Riopele, S.A., Filatex Têxteis, S.A., Diliva – Sociedade de Investimentos Imobilários, S.A., Olicor Têxteis, S.A., Olinveste, SGPS, Lda., Saramagos – Sociedade Produtora de Energia, S.A., Urpor – Imboliária S.A. and Acro SGPS, S.A. His current term of service as a Director expires in 2008.

José Maria Espírito Santo Silva Ricciardi, age 48, was appointed to the Board of Directors in 2001. He was appointed to the Board of BES in March 1999 and is a member of the Executive Committee in charge of Global Risk Management, the Company Monitoring and Credit Recovery Department, and Internal Audit. Mr. Ricciardi is Chairman of E.S. Investment, Plc, ESSI-Comunicações, SGPS, S.A., ESSI-Investimentos, SGPS, S.A., ESSI, SGPS, S.A., and Multiger – Sociedade de Compra, Venda e Administração de Propriedades, S.A., Vice Chairman of BESI, ESAF and Palácio do Correio Velho and a director of ESFG and BESPAR. Mr. Ricciardi worked at Banco Interatlântico (Brazil), in the GES Holding Company in Brazil and in Luxembourg. Mr Ricciardi is the son of Antonio Luís R. Ricciardi and a cousin of Mr. Espírito Santo Salgado, José Manuel Espírito Santo Silva and Manuel Fernando de Moniz Galvão Espírito Santo Silva. His current term of service as a Director expires in 2008.

Juan Villalonga Navarro, age 49, was formerly the Chairman and Chief Executive of Telefonica Group in Spain. Immediately prior to that he headed the activities of Bankers Trust Company in Spain and Portugal. Before that Mr. Villalonga worked for CS First Boston in Spain and McKinsey & Co. in the United States, Portugal, Italy and Spain. He is a Member of the Advisory Board of the Ben-Gurion University in Israel. His current term of service as a Director expires in 2008.

Othman Benjelloun, age 70, joined the Board of Directors in 2002. Mr. Benjelloun has served as is Chairman of Banque Marocaine de Commerce Extérieur, BMCE Bank, since 1995. Mr. Benjelloun is Chairman of the Moroccan Bankers’ Association, Chairman of the Moroccan-American Trade and Investment Board and an advisor to the Center for Strategic International Studies in Washington D.C. In 1995, Mr. Benjelloun set up the Foundation BMCE, in Morocco, which has as its principal aims the advancement of literacy in rural areas and the protection of the environment. His current term of service as a Director expires in 2008.

José Pedro Torres Garcia Caldeira da Silva, age 44, joined the board in 2002. Mr. Caldeira da Silva has been Chief Executive Officer of Compagnie Bancaire Espírito Santo since 1998. He joined CBESSA in 1989 after working in the corporate finance division of BASF AG in Germany and abroad from 1985 to 1989. His current term of service as a Director expires in 2008.

Compensation

During the year ended December 31, 2002, the aggregate compensation paid to the Directors of ESFG was euro 2.6 million.

Certain ESFG subsidiaries have established discretionary profit sharing plans pursuant to which a part of the net income of the year is distributed to the Directors, officers and staff. The total amount for distribution, if any, is proposed by the Board of Directors of the subsidiary and approved by its shareholders in a general assembly. The allocation of the total amount approved by the shareholders is determined by the

Back to Contents

Board of Directors of that subsidiary on a discretionary basis in accordance with its subsidiaries assessment of the performance of each Director, officer and staff personnel. The amount distributed pursuant to such plans in 2002 to certain Directors of ESFG was euro 0.2 million.

As of June 30, 2003, 100 Shares of ESFG were owned, directly or indirectly, by the Directors of ESFG. The Directors of ESFG disclaim beneficial ownership of Shares held by E.S. International or other Group companies of which they are directors.

As of December 31, 2002, the Group had an asset of euro 11.9 million, representing accrued premium payments made by the Company to purchase life insurance coverage for the benefit of some of its Directors. These life insurance policies provide post-retirement income to covered Directors as well as death benefits to their heirs or other beneficiaries upon the Directors’ death. The Company is reimbursed for the full premium payments it has made under these policies out of the death benefit proceeds.

As of December 31, 2002, the total amount of pension benefits accrued for Directors was euro 0.2 million.

Board Practices

The Group does not have agreements with its directors that provide for payments or benefits upon termination.

The Group’s Board currently does not act through committees.

Back to Contents

Employees

The Group employed in the aggregate approximately 10,127 persons at December 31, 2002 (2001: 10,973; 2000: 10,706), including approximately 1,008 outside Portugal. Certain terms and conditions of employment in private sector banks in Portugal are negotiated with trade unions, and wage negotiations occur on an industry-wide basis. The Group has not experienced any material labor problems, and ESFG believes that the Group’s relations with its employees are generally satisfactory.

Geographic Location	2000	2001	2002

Portugal	9,678	9,798	9,256
European Union	716	768	582
Rest of Europe	120	125	101
North America	102	102	80
Latin America	77	168	96
Asia	13	12	12

	10,706	10,973	10,127

Activities
Banking	7,530	7,290	6,822
Leasing	103	106	109
Consumer credit	240	271	278
Asset management	111	209	205
Brokerage	231	338	248
Factoring	47	53	53
Insurance	1,221	1,359	1,390
Others	1,223	1,347	1,022

	10,706	10,973	10,127

Employment
Senior management	615	724	748
Middle management	1,521	1,453	1,430
Specialists	3,225	3,632	2,853
Administrative personnel	4,881	4,756	4,389
Auxiliary personnel	228	175	551
Others	236	233	156

	10,706	10,973	10,127

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of June 30, 2003, E.S. International Holding S.A. (“E.S. International”), a limited liability corporation (société anonyme) incorporated under the laws of Luxembourg, held directly or indirectly 26,785,956 Shares, or approximately 55.9% of the share capital of ESFG. There are no restrictions on E.S. International’s ability to dispose of any or all of its holding of ESFG. E.S. International is the immediate holding company of ESFG. Each of the directors of E.S. International is also a Director of ESFG.

The Company’s major shareholder(s)’ voting rights do not differ from those of other shareholders.

The Company’s Shares are issued in bearer and registered form. The following table sets forth to the best of the Company’s knowledge information with respect to the persons known to the Company to be the owner of 5% or more of any class of the Company’s voting securities as of June 30, 2003:

Title and Class	Identity of Person or Group	Number of Shares Owned	Percent of Class

Ordinary Shares	E.S. International(1)	26,785,956	55.91%
Ordinary Shares	Exor SA(2)	2,505,245	5.23%

(1)	E.S. International directly owns 40.3% of the Shares of ESFG; the remaining Shares are mainly held indirectly through Espírito Santo Irmaos S.A., a limited liability corporation organized under the laws of Portugal which E.S. International controls.

(2)	Exor SA is a subsidiary of Exor Group, a Luxembourg based investment holding company which is part of the Agnelli group.

As of June 30, 2003, 100 outstanding Shares of ESFG were owned, directly or indirectly, by the Directors of ESFG. The Directors of ESFG disclaim beneficial ownership of Shares held by E.S. International or other Group companies of which they are directors.

E.S. International is 53% owned, directly or indirectly, by members of the Espírito Santo family and certain Portuguese nationals close to the family (including certain of the directors of E.S. International and ESFG). Private individuals hold the balance of the shares in E.S. International.

In December 1998, an extraordinary shareholders meeting approved a share buy-back program to be carried out within a period of 18 months, pursuant to which the Company was authorized to buy back up to 10% of the Shares outstanding at prices not exceeding $20.50 per share. On August 17, 2000 and May 31, 2002 the shareholders at extraordinary general meetings agreed to extend this authorization for an additional 18 months on the same terms.

ESFG does not know of any arrangements the operation of which may at a subsequent date result in a change of its control.

Related Party Transactions

The Group has business relationships with a number of entities in which it owns significant equity interests or with which it is otherwise associated. It also has business relationships with a number of entities in which members of its Board of Directors hold management positions. With the exception of the business relationships described below, none of these relationships are material to the Group. Moreover, the Group conducts all of its business with these entities on terms equivalent to those that would exist if it did not have equity interests in them or management members in common, and that it has conducted business with these companies on that basis in each of 2000, 2001 and 2002.

At December 31, 2002, the Group had balance sheet positions with related parties of euro 899.3 million in assets, including euro 694.4 million related to E.S. International and other E.S. International controlled companies, and euro 78.1 million in liabilities. During 2002, the maximum exposure was approximately euro 857.4 billion. In 2002, the Group achieved interest income in the amount of euro 33.9 million from related party transactions.

The Group’s balance sheet exposure to related parties consists principally of loans to E.S. International entities to finance long-term investments and construction projects, mainly in Portugal, and includes:

Back to Contents

•	loans in the amount of euro 180.1 million to Espírito Santo BVI Participation Ltd.;

•	loans in the amount of euro 247.7 million to Espirito Santo International Holding SA;

•	loans in the amount of euro 32.7 million to Espírito Santo Industrial SA;

•	loans in the amount of euro 45.4 million to Espírito Santo Property Holding SA;

•	loans in the amount of euro 92.5 million to Espírito Santo Resources Ltd.;

•	loans in the amount of euro 20.0 million to Es Saúde, SGPS; and

•	loans in the amount of euro 50.2 million to Portugália.

The terms and conditions of these loans are in line with market terms and conditions. In addition, the Group’s balance sheet exposure to related parties includes loans to ESFG Directors and companies controlled by non-executive Directors of the BES Group. Loans made to companies controlled by non-executive directors of BES Group companies amounted to euro 189.9 million at December 31, 2002, while direct loans to ESFG directors amounted to euro 2.9 million. All loans to related parties were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features. In 2002, an aggregate amount of euro 124.6 million of loans and advances to related parties was repaid in cash, compared with euro 565.1 million in 2001.

As of today no other transactions with a related party which are material to the Group have taken place or are being considered.

See Note 30 to the Consolidated Financial Statements for additional information on related party transactions.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements”.

Legal Proceedings

The Group is not aware of any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Group’s financial position or profitability.

Significant Changes

None.

Back to Contents

ITEM 9. THE OFFERING AND LISTING

Since June 30, 1993, the principal trading market for the Company’s Ordinary Shares (the “Shares”), represented by American Depositary Shares (“ADSs”), has been the New York Stock Exchange. Prior to that time, there was no public market for the Shares or ADSs in the United States and neither the Shares nor the ADSs were listed or quoted on any recognized stock exchange in the United States. The Bank of New York is the depositary (the “Depositary”) for the ADSs. Each ADS represents one Ordinary Share of the Company. The table below sets forth, for the periods indicated, the reported high and low quoted prices for the outstanding ADSs on the New York Stock Exchange for the two most recent years.

New York Stock Exchange

	ADSs

Fiscal year ended December 31	High	Low

	(US$)
1998	27.44	12.50
1999	20.13	14.31
2000	19.81	15.13
2001	19.00	15.44
2002	18.00	14.40

	Price Per Share

Calendar Period	High	Low

	(US$)
2001
First Quarter	18.00	15.44
Second Quarter	19.00	17.24
Third Quarter	18.48	15.77
Fourth Quarter	17.53	15.87

	Price Per Share

	High	Low

	(US$)
2002
First Quarter	17.76	16.55
Second Quarter	18.00	15.80
Third Quarter	16.10	14.40
Fourth Quarter	17.47	14.59

2003
First Quarter	17.75	15.75
Second Quarter (through June 25, 2003)	17.57	15.97

	Price Per Share

Calendar Period	High	Low

	(US$)
January 2003	17.75	16.60
February 2003	17.62	15.86
March 2003	17.05	15.75
April 2003	17.57	15.97
May 2003	17.50	16.99
June 2003 (through June 25, 2003)	17.30	16.40

Back to Contents

The Shares are also listed on the London Stock Exchange and the Luxembourg Stock Exchange. However, the Shares are not actively traded on the London Stock Exchange. Due to the limited nature of the public trading market and the Group’s market-making activities, share prices quoted on the Luxembourg Stock Exchange set forth in the following table are not necessarily indicative of the trading value of such Shares in an active public trading market.

Luxembourg Stock Exchange

	Price Per Share

Fiscal year ended December 31	High	Low

	(US$)
1998	27.00	12.56
1999 (1)	19.75	14.19
	(euro)
1999 (1)	16.25	14.20
2000	23.50	15.00
2001	22.75	16.75
2002	20.00	14.65

(1)	Since July 1999 the shares of ESFG have been denominated in euros and the prices in Luxembourg became denominated in euros.

	Price Per Share

Calendar Period	High	Low

	(euro)
2001
First Quarter	18.00	15.44
Second Quarter	19.00	17.24
Third Quarter	18.48	15.77
Fourth Quarter	17.53	15.87

2002
First Quarter	20.00	18.75
Second Quarter	17.00	16.32
Third Quarter	16.10	14.65
Fourth Quarter	17.20	14.71

2003
First Quarter	16.75	14.50
Second Quarter (through June 25, 2003)	15.50	14.42

	Price Per Share

Calendar Period	High	Low

	(euro)
January 2003	16.75	16.20
February 2003	16.25	14.50
March 2003	15.35	14.90
April 2003	15.55	15.30
May 2003	15.50	14.42
June 2003 (through June 25, 2003)	14.65	14.30

As of June 25, 2003, there were no US record holders on the Company’s share register and 159 registered holders of ADSs representing 27,813,247 Shares, or approximately 58.05% of the total number of outstanding Shares at such date. Since certain of the Shares and ADSs are held by brokers and other nominees, the above numbers may not be representative of the actual number of US beneficial holders or of the number of Shares or ADSs beneficially held by US persons. In addition, since Shares are available in

Back to Contents

bearer form, ESFG does not have information on the actual number of US residents who are beneficial owners of its Shares.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following information is a summary of the rights of holders of ESFG’s ordinary shares under the material provisions of ESFG’s articles of association and the laws on commercial companies of the Grand-Duchy of Luxembourg. This summary is qualified in its entirety by reference to applicable legislation and ESFG’s articles of association. Holders of ESFG’s ordinary shares are encouraged to read the full articles of association, which are filed as an exhibit to this Form 20-F.

Purpose and Objects

The sole object of ESFG is the holding of participations in Luxembourg or in foreign companies, as well as the administration, development and management of its portfolio. ESFG was established for an unlimited duration, and its objects may be found in Article 3 of its articles of association.

Authorized Capital

The authorized share capital of ESFG is 1 billion euro and is represented by 100 million shares with a nominal value of 10 euros each, of which 47,908,555 shares have been issued, subscribed and fully paid.

Description of Shares

Voting

A general meeting of shareholders may be convened by the Board or the statutory auditors, or if holders of at least one fifth of the corporate capital so request. The necessary quorum for an extraordinary general meeting is 50% of the share capital.

Except as otherwise provided by law, resolutions require the affirmative vote of a majority of the votes of the persons voting at a meeting.

Each share represents one vote.

The date and place of the annual general meeting of shareholders is announced at 12:00 a.m on the last Friday of May of each year. Notice may be waived if all of the shareholders are present or represented at a shareholders’ meeting and if they state they have been informed of the agenda of the meeting.

Directors

Members of the Board of Directors (the “Board”) may be shareholders or outsiders elected by the general meeting of shareholders. Directors are elected for six-year periods and may be re-elected. The Board is vested with the powers to perform all acts necessary or useful to accomplish ESFG’s objects. ESFG will be bound by the joint signature of any two Directors or by the sole signature of the person to whom the daily management of ESFG has been delegated, but within limits of such daily management or by the signatures of any persons to whom a special signatory power has been delegated by the Board, but only within the limits of such power.

The necessary quorum for a Board resolution is a majority of the Directors, either present or represented. Board resolutions are validly passed when approved by the majority of the Directors present as represented.

Directors are not required to retire at a particular age.

Limitations on Voting and Shareholding

There are no limitations imposed by the laws of Grand-Dutchy of Luxembourg or ESFG’s memorandum and articles of association on the right of non-residents or foreign persons to hold or vote ESFG’s ordinary shares, other than the limitation that would generally apply to all of ESFG’s shareholders.

Back to Contents

Material Contracts

None.

Exchange Controls

Luxembourg

There are currently no Luxembourg laws, regulations or foreign exchange control restrictions on the export or import of capital or on the remittance of dividends to non-resident holders of ESFG’s securities.

Portugal

Portugal is not subject to foreign exchange controls.

Presently, a non-resident of Portugal who wishes to invest in quoted securities may open a special share portfolio account with a commercial bank. The investor may then buy and sell quoted securities with some restrictions see “Item 4. Information on the Company – Supervision and Regulation – Portugal,” and repatriate the proceeds. The individual buying and selling decisions are not subject to consent. However, ownership interests in Portuguese companies are regularly monitored by the Bank of Portugal through mandatory provision of monthly capital account position statements. Dividends may be freely transferred to a foreign country.

There is no double taxation treaty in effect between Portugal and Luxembourg. However, the Portuguese tax code provides that if a non-resident company owns more than 25% of the outstanding share capital of a Portuguese corporation and has owned such shares either (i) for a period of at least two years or (ii) since the corporation’s creation, provided, however, that such ownership is maintained for at least two years, then the withholding tax on dividends declared by such corporation is limited to 15% plus 5% of inheritance and gift tax. In accordance with EC regulations, this withholding tax among EC member states was phased out and it was eliminated entirely on January 1, 2000.

Taxation

The following is a summary of certain United States federal income and Luxembourg tax consequences of the ownership of Shares or ADSs by an investor that holds such Shares or ADSs as capital assets. This summary does not purport to address all material tax consequences of the ownership of Shares or ADSs and may not apply to certain investors (such as tax-exempt entities, life insurance companies, dealers in securities or currencies, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of ESFG, investors that hold Shares or ADSs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the US dollar) that are subject to special rules. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and Luxembourg tax laws, all as in effect on the date hereof, as well as on the Convention Between the United States of America and Luxembourg with Respect to Taxes on Income and Property (the “Treaty”), all of which are subject to change (or changes in interpretation), possibly with retroactive effect. In addition, this section is based in part on the representations of the Depositary and the assumption that each obligation in the Deposit Agreement will be performed in accordance with its terms.

For purposes of this discussion, a “US Holder” is any beneficial owner of Shares or ADSs that is for United States federal income tax purposes (i) a citizen or resident of the United States; (ii) a United States domestic corporation; (iii) an estate the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

The discussion addresses only United States federal income taxation and Luxembourg income, net worth and registration taxation. Investors should consult their tax advisors regarding the United States federal, state and local and the Luxembourg and other tax consequences of owning and disposing of Shares and ADSs.

Back to Contents

In general, and taking into account the earlier assumptions, for United States federal income and Luxembourg tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADSs, and exchanges of Shares for ADRs, and ADRs for Shares, will not be subject to United States federal income or to Luxembourg tax.

Luxembourg

The description set out below does not address all possible tax issues which may be of relevance for holders of Shares. The description in particular does not cover the tax consequences applicable to Luxembourg permanent establishments of foreign shareholders to which the Shares would be connected.

Taxation of ESFG

ESFG is a fully taxable company subject to Luxembourg corporate income tax and municipal income tax at the current rate of 30.38%.

Participation exemption regime

Dividends. Dividends received by ESFG are exempt from corporate income tax and municipal business tax on income if, at the time the dividends are distributed:

•
ESFG, which is a limited liability company liable in full to all Luxembourg taxes or the permanent establishment of a EU company or of a company resident of a treaty country, holds at least 10% of the share capital of an affiliated company (or its participation in the affiliated company has an acquisition price of at least euro 1,200,000); and

•
the affiliated company is (i) a Luxembourg resident company liable in full to all Luxembourg taxes or (ii) a non-resident company liable to an income tax in its country of residence corresponding to the Luxembourg corporate income tax, or (iii) a resident company of a Member State of the European Union as defined in article 2 of the EU Directive 90/435/EEC of July 23, 1990; and

•	ESFG has held or commits itself to hold the qualifying participation for an uninterrupted period of at least twelve months.

Capital gains. Capital gains realized by ESFG upon the sale of shares are exempted from corporate income tax and municipal business tax on income subject to the fulfillment of the following conditions:

•	ESFG holds at least 10% of the share capital of an affiliated company (or its participation in the affiliated company has an acquisition price of at least euro 6,000,000); and

•
the affiliated company is resident in Luxembourg and liable in full to all Luxembourg taxes or, if non-resident, is liable to an income tax in its country of residence corresponding to the Luxembourg corporate income tax; and

•	ESFG has held shares representing 10% of the share capital or an investment value of euro 6,000,000 during the twelve months preceding the day the participations are disposed of.

Net Worth Tax

Net worth tax (rate of 0.5%) is due, but this tax may be reduced to zero if ESFG allocates a portion of its profits, equal to 5 times the amount of the net worth tax due during 5 years, to its non-distributable reserves for 5 years.

However, the participation exemption also applies to that tax, under the same conditions as the one listed for the participation exemption regime for dividends, see “Participation exemption regime” above, in the affiliate companies have been held at the end of the year preceding the date of determination of the net worth tax. No minimum holding period is required.

Back to Contents

Taxation of Shareholders

Income taxes

Capital gains realized upon the disposal of Shares

Individual resident investors. Capital gains realized by an individual person upon the disposal of Shares is not subject to taxation unless the disposal of the Shares precedes the acquisition thereof or occurs within the six months which follow their acquisition or where the Shares are part of such person’s net business assets.

Resident capital companies. Capital gains realized upon the disposal of Shares by a resident capital company which is subject to corporate income tax will in principle be fully taxable. However, the capital gains realized by resident capital companies subject to corporate income tax will be exempted provided (i) the seller holds or commits to hold the participation during an uninterrupted period of at least twelve months and (ii) the participation has, during all the twelve months preceding the day the participation is disposed of, represented at least 10% of the share capital of ESFG or the acquisition price of the participation in ESFG was for an amount of at least euro 6 million. The participation can be held indirectly through a tax transparent vehicle. The scope of the capital gains exemption can be limited in the cases provided by the grand-ducal regulation of December 24, 1990 executing article 166-5 (b) L.I.R., as amended, or following its entry into force, in the cases provided for by the draft regulation.

Non-resident investors. A non-resident natural person or capital company which does not have a permanent establishment in Luxembourg to which the Shares are connected will not be subject to Luxembourg tax on capital gains realized upon the disposal of those Shares.

Dividends paid by ESFG

Dividends paid by ESFG are generally subject to Luxembourg withholding tax at a rate of 20% of the gross dividend amount. For shareholders resident in countries with which Luxembourg has entered into an income tax convention that are eligible for the benefits of the applicable convention,the rate of the withholding tax is generally reduced and in some cases dividend payments are exempt from withholding tax.

Under the Treaty, US Holders that are eligible for the benefits of the Treaty are subject to Luxembourg withholding at a rate of 15% on dividends paid by ESFG, and 5% for a corporate US Holder that beneficially owns 10% or more of ESFG’s voting stock. Requests for refunds of withholding tax deducted by ESFG must be adressed to the Luxembourg Administration des Contributions Directes using the forms available for this purposeand accompanied by appropriate evidence justifying a refund.

With the exception of resident corporations which fall under the substantial participation regime, described in “Taxation of ESFG – Participation exemption regime” above, Luxembourg resident individual persons and capital companies subject to corporate income tax must include the dividends paid on their Shares held on January 1 of each year in their taxable income, 50% of the amount of such dividends being exempted from tax. For non-resident investors, the withholding tax will be the only tax on dividends in Luxembourg.

Net Worth Tax

Luxembourg resident individual persons and corporations subject to corporate income tax must include the Shares held on January 1 of each year in their net assets for the purposes of net worth tax.

Resident corporations which fall under the substantial participation regime, described in “Taxation of ESFG – Participation exemption regime” above are, subject to certain conditions, exempted from net assets tax on such participation.

United States

Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, US Holders are subject to United States federal income taxation on the gross

Back to Contents

amount of any dividend paid by ESFG out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). Dividends paid to a noncorporate US Holder in taxable years beginning after December 31, 2002 and before January l, 2009 that constitute qualified dividend income will be taxable to such holder at a maximum rate of 15% if the holder held the Shares or ADSs or more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by the Company with respect to the Shares or ADSs generally will be qualified dividend income. The dividend is taxable to the US Holder when it is actually or constructively received by the holder, in the case of Shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in a US Holder’s income will be the U.S. dollar value of the euro payment made, determined at the spot euro/U.S. dollar exchange rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the US Holder’s basis in the Shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Luxembourg tax withheld in accordance with the Treaty and paid over to Luxembourg will be creditable against the United States federal income tax liability of a US Holder. To the extent a refund of the tax withheld is available to the US Holder under Luxembourg law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the US Holder’s United States federal income tax liability.

For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income”). Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate applicable to qualified dividend income.

Distributions of additional Shares to US Holders with respect to their Shares or ADSs that are made as part of a pro rata distribution to all shareholders of ESFG generally will not be subject to United States federal income tax.

Capital Gains

Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of Shares or ADSs, a US Holder will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the US Holder’s tax basis (determined in US dollars) in such Shares or ADSs. Capital gain of a noncorporate US Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holding period for the property exceeds one year. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

ESFG believes that Shares and ADSs should not be treated as stock of a a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change.

In general, ESFG will be a PFIC with respect to a US Holder if, for any taxable year in which the US Holder held ADSs or Shares, either (i) at least 75% of the gross income of ESFG for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of ESFG’s assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties

Back to Contents

derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation (as in the case of ESFG’s ownership of BES and Tranquilidade), the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving its proportionate share of the other corporation’s income. Passive income does not include, however, income derived in the active conduct of a banking business by an active bank (as determined for purposes of the PFIC rules) and its qualified bank affiliates and income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business.

If ESFG were treated as a PFIC, a US Holder generally would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of Shares or ADSs and (b) any “excess distribution” by ESFG to the US Holder (generally, any distributions to the US Holder in respect of the Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the US Holder in respect of the Shares or ADSs during the three preceding taxable years, or, if shorter, the US Holder’s holding period for the Shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the US Holder’s holding period for the Shares or ADSs; (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income; (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of tax attributable to each such year. In addition, dividends that US holders receive from ESFG will not be eligible for the special tax rates applicable to qualified dividend income if ESFG is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.

A US Holder who owns Shares or ADSs during any year that ESFG is a PFIC must file Internal Revenue Service Form 8621.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

ESFG is exposed to market, credit and operational risk due to the nature and scope of its banking operations conducted through BES and its insurance operations. Success in managing these risks is essential. Accordingly, a Global Risk Department was created in 1999, independent of the business units, in order to propose to the Group’s management policies and procedures, and to identify, quantify and monitor each major type of risk at the Group level.

The Group conducts banking and insurance activities throughout Portugal and banking activities in Spain, Paris, London, New York, Miami, Macau and Lausanne, Switzerland through its subsidiaries and foreign branches; accordingly, the risk management procedures for the banking operations consider the specifics of each market in which the Group operates. The Global Risk Department is responsible for integrating the various risk management procedures across various entities.

The foundation of the Group’s risk management practices is the experience and knowledge of the Bank’s Senior Management. Senior Management in each Group company and foreign branch and the Managing Directors in each trading department within the Group have extensive knowledge of the markets and activities in which they do business. The experience and knowledge of the Bank’s Senior Management is augmented by risk management policies and procedures intended to monitor and evaluate the Group’s risk profile.

The credit and market risk management process is controlled and supervised by the Bank’s Credit and Financial Committee, which meets daily and is composed primarily of the Executive Committee of the Board of Directors, and is chaired by Dr. Ricardo Salgado, Chairman of the Executive Committee. The Credit and Financial Committee is responsible for establishing the Group’s risk tolerance parameters through the setting of market and credit risk limits, monitoring current market and credit risk positions, and approving all major business decisions which increase the Group’s market or credit risk.

Back to Contents

Nature of Primary Market Risk Exposures

Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest and foreign currency exchange rates and in equity prices as well as changes in the liquidity in the markets. Market risk is inherent to both derivative and non-derivative financial instruments, and accordingly, the scope of the Group’s market risk management procedures extends beyond derivatives to include all market risk sensitive financial instruments. The Group’s exposure to market risk is directly related to its proprietary trading and arbitrage activities and to its role as a financial intermediary in customer-related transactions. The main sources of market risk at the Bank are its portfolio of long-term fixed rate bonds, its portfolio of interest rate swaps, its exposure to foreign markets and its portfolio of Portuguese equity securities. The main sources of market risk for the Group’s insurance operations are its portfolio of long-term fixed rate bonds and its portfolio of Portuguese equity securities.

The Group seeks to mitigate its market risk exposures using derivative financial instruments that provide a cost effective alternative to traditional on-balance sheet instruments (such as securities, customer credit, and customers’ and other deposits). Transactions are conducted mainly through the Bank’s head office in Lisbon, Portugal and in its overseas branches. Derivative financial instruments used to reduce the Group’s market risk involve, to varying degrees, credit risk. While the market risk of the insurance business is managed by BES, it is managed separately from BES’s own market exposure. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract, and is discussed in “Credit Risk” below.

Following is a summary of the Group’s primary market risk exposures as of December 31, 2002, including a discussion of how those exposures are currently managed:

Foreign Currency Exchange Risk

Foreign currency exchange risk includes transaction exposure (the exposure arising from fluctuations in foreign currency exchange rates on the reported value of revenues and expenses and certain assets and liabilities denominated in foreign currencies) and translation exposure (the exposure arising from the translation of investments in the net assets of foreign subsidiaries and offices). The Group’s revenues and expenses can be affected, as reported in euros, by fluctuations in foreign currency exchange rates, primarily relative to the US dollar, the pound sterling and the Japanese yen. However, the impact of such fluctuations is limited because as of December 31, 2002 approximately 74.9% of the Group’s assets and 76.6% of its liabilities were denominated in euro.

The Group seeks to manage its exposure from the risk of adverse foreign currency fluctuations by hedging certain of its currency exchange exposures with respect to identifiable assets, liabilities or commitments denominated in foreign currency which are firm. The Group primarily uses forward exchange contracts, currency swaps and, to a lesser extent, foreign currency options to manage its foreign currency transaction and translation exposure.

Interest Rate Risk

Interest rate risk is the potential loss in a position value due to the inherent volatility of interest rates. Interest rate risk is a consequence of a mismatch between the durations of assets and liabilities within the Group.

The Group uses several types of financial instruments to manage its interest rate risk, including interest rate swaps, currency swaps, forward rate agreements, futures and options. The extent to which the Group uses these instruments is determined by reference to the net exposure of the Group’s assets and liabilities that are subject to interest rate risk. The Group uses such instruments to manage its interest rate risk and protect the interest rate margin between interest-bearing assets and interest-bearing liabilities.

Equity Price Risk

The Group is exposed to equity price risk as a consequence of its proprietary trading activity in the stock markets and in related derivative financial instruments. Equity price risk results from changes in the level or volatility of equity prices which affect the value of equity securities or instruments that derive their

Back to Contents

value from a particular stock, a basket of stocks or a stock index. The Group does not attempt to hedge its exposure to equity price risk.

Liquidity Risk

The Group is subject to liquidity risk, which is a measure of the Group’s capacity to meet its short-term financial obligations without incurring losses or resulting in an adverse impact on the fair value of the Group’s financial assets and liabilities. Liquidity risk is managed by the Executive Committee and by the Bank’s Treasury Department using a daily liquidity gap analysis and liquidity limits for balance sheet assets and liabilities, and by Bank management’s careful selection of the types of financial instruments used and markets entered.

Measurement of Market Risk

The Group estimates the potential losses that could arise from changes in market conditions using both sensitivity analysis and value at risk.

Sensitivity analysis is a methodology whereby hypothetical changes to market conditions are used to predict reasonably possible near-term (up to one year) results. Sensitivity analysis is used to estimate potential losses based on parallel and non-parallel shifts in the relevant interest rate yield curves, foreign currency exchange rates and equity prices, and based on extreme changes in market conditions through stress testing. Losses are defined as the reduction in the fair value of the Group’s financial assets and liabilities caused by these hypothetical changes. For interest rate risk, potential losses are determined by comparing the fair value of financial assets and liabilities based upon discounted cash flows with the fair value originated by a simulated interest rate. For foreign currency exchange risk, potential losses are determined by comparing the fair value in euros of the Group’s open foreign currency position with the fair value of a hypothetical exchange rate. For equity price risk, potential losses are calculated as a percentage of the equity security’s current market value, or, in the case of related derivative financial instruments, the change in the fair value of the derivative financial instrument based on a hypothetical change in the value of the underlying equity, basket of equities or index.

Interest rate sensitivity analysis is complemented by a value at risk calculation. Value at risk is a methodology based on statistical models that estimates the risk of loss using historical price and volatility patterns. The approach utilizes statistical concepts to estimate the probability of the value of a financial instrument falling above or below a specified amount. The calculation utilizes the standard deviation of historical change in value to estimate the amount of change in the current value that could occur at a specified probability level. The Bank calculates value at risk using the base assumptions recommended by the Bank for International Settlements: a 99% confidence level with an investment period of ten days. The Monte Carlo simulation value at risk methodology is used based upon a correlation matrix with one year’s historical information. The calculated value at risk is then compared to the Bank’s shareholders’ equity to assess the level of capital at risk. Currently, the Bank performs value at risk calculations and analysis for its own positions and those of Tranquilidade’s business on a daily basis. The Group uses value at risk as its primary tool to measure market risk.

The Group has performed an entity-wide sensitivity analysis of all of the Group’s financial assets and liabilities, except for the interest rate risk analysis, in which the analysis includes financial assets and liabilities whose next repricing date is more than one year from December 31, 2002. Management believes that the estimated market risk of financial assets that reprice within one year is immaterial to the ESFG Group. The interest rate risk calculation assumed both a +10% and –10% shift in the relevant interest rate yield curves at December 31, 2002, the foreign currency exchange risk calculation assumed both a +10% and –10% change in the foreign currency exchange rates at December 31, 2002, and the equity price risk calculation assumed a +10 and –10% change in equity prices at December 31, 2002. The amounts presented in the tables below represent the aggregate of the worst case impacts of the two modeling parameters for each type of market risk as computed for each of the financial assets and liabilities covered by the analysis at December 31, 2001 and 2002.

Back to Contents

	Interest rate risk

	2001			2002

	Trading	Non-trading	Total	Trading	Non-trading	Total

	(euro millions)
EUR	(40.11)	(14.56)	(35.28)	(77.76)	(17.93)	(95.69)
GBP	(2.18)	(0.25)	(2.09)	(1.25)	(0.15)	(1.09)
AUD	(0.15)	–	(0.15)	(0.70)	–	(0.70)
PNL	(2.39)	–	(2.39)	(0.47)	–	(0.47)
SEK	(1.17)	(0.09)	(1.26)	(0.66)	–	(0.72)
USD	(6.94)	(18.42)	(25.35)	(3.67)	(2.59)	(1.81)

	Foreign exchange risk

	2001			2002

	Trading	Non-trading	Total	Trading	Non-trading	Total

	(euro millions)
BRL	–	(1.55)	(1.55)	–	(0.54)	(0.54)
CAD	–	(0.49)	(0.49)	–	(0.31)	(0.31)
GBP	(0.24)	(0.13)	(0.13)	–	(0.72)	(0.72)
JPY	–	(0.46)	(0.46)	(0.54)	(0.03)	(0.51)
SEK	–	(0.37)	(0.37)	–	(0.25)	(0.25)
USD	(0.88)	(6.92)	(7.85)	(3.59)	(1.00)	(4.59)

	Equity risk

	2001			2002

	Trading	Non-trading	Total	Trading	Non-trading	Total

	(euro millions)
EUR	(59.32)	(1.69)	(61.01)	(59.04)	(1.39)	(60.43)
GBP	(0.12)	–	(0.12)	(0.85)	–	(0.85)
USD	(1.77)	(0.70)	(2.47)	(0.12)	(0.46)	(0.58)

The above analysis does not include certain participation units owned by the Group whose underlying assets consist of financial securities with variable interest rates. Losses identified for the equity portfolio assume a decrease in equity prices.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform on an obligation in accordance with the terms of the contract. The Group is exposed to credit risk in various capacities: primarily as a direct lender, as holder of securities, and as a counterparty in financial contracts. As a lender and as a holder of debt securities the Group is exposed to the risk of nonpayment of interest or principal by the borrower. As a counterparty in financial contracts, the Group is exposed to risk of non-performance by a counterparty obligated to perform under the contract.

The identification, quantification, integration, monitoring and control of risk exposures from a multi-dimensional perspective are some of the tasks involved in credit risk management.

The development of the credit risk management process (methodologies, tools, policies and processes) varies according to the characteristics of each segment but is always conducted based on the underlying principle that there must be continuity throughout all the stages of the credit granting process (analysis, approval or rejection, monitoring and recovery, if necessary).

Back to Contents

As part of the Group risk management, the following developments should be noted:

•	implementation, on an experimental basis, of a new rating model specifically devised to make an assessment based on standardized and more efficient criteria that are applicable to the majority of the business sector included in the medium-sized companies segment (which we decided to call Consistent Sectors);

•	implementation, now in the initial phase of testing and final validation of a new rating model aimed at the segment of Large Corporates;

•	establishment of a Rating Desk composed of specialized technical staff, specifically geared to monitor and rate companies and operations included in the Top Corporates, Project Finance segment, and also those customers in the segment of Large Corporates whose characteristics justify a more complex type of analysis and monitoring; and

•	development and optimization of the predictive capacity of two scoring models for consumer credit, so as to improve quality discrimination based on the cost of estimated risk and the optimization of value creation.

The Group’s credit risk management program uses statistical analysis based on international standards. With the help of international consultants, the Group carried out statistical analysis which indicates that models of medium and large corporations are robust instruments for risk qualification and assessment because they present a high degree of granularity (both cases identify 18 distinct rating categories) and have been gauged for default probabilities.

Default probabilities are important to quantitative credit risk management (calculation of expected losses, economic capital requirements and cost of credit risk) and an essential element of any future application for regulatory certification under the Internal Rating System within the scope of the New Capital Adequacy Framework currently under discussion in the Basel Committee (BIS).

As a result of this statistical analysis, the Group has put into place measures that it believes will allow it to track transactions’ exposure to credit risk in a consolidated manner and periodically quantify expected losses and economic capital by area – economic capital, contract, product, consumer and institution. The Group believes that these measures will assist its value creation diagnosis and planning to optimize the risk/return relationship.

Operating risk

The Group is subject to operating risk, which is defined as the potential for loss arising from limitations in the Group’s financial systems and controls, deficiencies in the execution of legal and fiduciary responsibilities, deficiencies in technology and the risk of loss attributable to operational problems and fraud. These risks are less direct than credit and market risk, but managing them is essential, particularly in a rapidly changing business environment with increasing transaction volumes and complexity. In order to reduce or mitigate its operating risk, the Bank has established and maintains internal controls environment which incorporates various control mechanisms at different levels throughout the organization. These control mechanisms are designed to ensure that the Group’s various businesses are operating within established corporate policies and limits.

While establishing an integrated risk management framework, under the structure of the Global Risk Department, priority was given to the development of the credit and market risk frameworks. Operational risk is managed by the individual in charge of the relevant operations. The identification of potential high risks triggers an internal audit process.

Following the development of credit and market risk frameworks and, considering also the importance of operational risk as one of the major cost sources of financial institutions as well as the discussions undertaken in the Basel Committee regarding capital allocation and operational risk management, the BES Group recently launched a process to identify the major sources and key indicators of operational risk (transactional, human, technological, legal and tax, disaster and regulatory).

Back to Contents

The project includes the analysis of the following items:

–	proposal and approval of strategy and policies for the management of operational risk by the Board of Directors, to be implemented by senior management, to permit the integration of the different initiatives which are being undertaken individually by the management of business lines and operational processes;

–	identification and definition of the departments to have responsibility for analysing, quantifying, monitoring and controlling operational risk;

–	implementation of an integrated database of events;

–	implementation of an integrated framework to assess operational risk by business line, based on the monitoring and reporting of pre-defined key indicators to permit the identification of risk sources, anticipate events, implement corrective initiatives and analyse trends and correlations; and

–	capital allocation to operational risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Within 90 days prior to the date of this annual report, the Company, under the supervision and with the participation of its principal executive and financial officer, Mr. Espírito Santo Salgado, who is Chairman of the Board, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. These controls and procedures are designed to ensure that all material financial and non-financial information that the Company is required to disclose in documents filed with, or submitted to, the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Although the Company believes that its pre-existing disclosure controls and procedures were adequate to enable it to comply with applicable disclosure obligations, it is in the process of implementing some changes responding to recent legislation and regulations, primarily to formalize and document the controls and procedures that are already in place.

In evaluating the Company’s disclosure controls and procedures, the Company’s principal executive and financial officer, Mr. Espírito Santo Salgado, recognized that any controls and procedures, no matter how well-designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired objectives. In recognition of this fact, he concluded, based on his evaluation, that the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

Since the date of the evaluation there have been no significant changes in the Group’s internal controls or in other factors that could significantly affect these controls.

ITEM 16.A. AUDIT COMMITTEE

Not yet applicable.

ITEM 16.B. CODE OF ETHICS

Not yet applicable.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not yet applicable.

Back to Contents

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the reports of KPMG and PricewaterhouseCoopers thereon, are filed as part of this Annual Report. The Group’s Consolidated Financial Statements as of and for the years ended December 31, 2000 and 2001 have been audited by PricewaterhouseCoopers, and the Group’s Consolidated Financial Statements as of an for the year ended December 31, 2002 have been audited by KPMG.

ITEM 19. EXHIBITS

Exhibit 1	Memorandum and Articles of Association of Espírito Santo Financial Group, S.A.

Exhibit 8	List of Subsidiaries (See “Item 4. Information on the Company – Organizational Structure”).

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report hereby on its behalf.

Dated: July 14, 2003	ESPÍRITO SANTO FINANCIAL GROUP S.A. (Registrant)

	By:	/s/ RICARDO ESPÍRITO SANTO SILVA SALGADO

	Name: Title:	Ricardo Espírito Santo Silva Salgado Chairman of the Board and Principal Executive and Financial Officer

Back to Contents

I, Ricardo Espírito Santo Silva Salgado, certify that:

1.	I have reviewed this annual report on Form 20-F of Espírito Santo Financial Group S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5.	I have disclosed, based on my most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ RICARDO ESPÍRITO SANTO SILVA SALGADO

Title:	Chairman of the Board (Principal Executive and Financial Officer)

Date: July 14, 2003

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

REPORT OF INDEPENDENT AUDITORS

Audit

31 Allée Scheffer	Téléphone +352 22 51 51 1	Internet www.kpmg.lu
L-2520 Luxembourg	Téléfax +352 22 51 71	E-mail audit@kpmg.lu

Auditors’ Report

To the
Shareholders and Board of Directors of
Espírito Santo Financial Group SA

We have audited the accompanying consolidated balance sheet of Espírito Santo Financial Group SA and subsidiaries (the “ESFG Group”) as of December 31, 2002, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Espírito Santo Financial Group SA at December 31, 2002, and the consolidated results of its operations and the cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles in Portugal as referred to in note 2 to the financial statements.

Without qualifying our opinion expressed in the previous paragraph we draw attention to the fact that we were appointed as auditors of the ESFG Group in July 2002 for performing an audit of the consolidated financial statements for the year ending December 31, 2002. The comparative figures for the year ended December 31, 2001 are presented in compliance with the requirements of the generally accepted accounting principles in Portugal and were subject to an audit performed by another audit firm, who issued an unqualified audit report dated May 8, 2002.

That report included the following emphases of matter which have been updated where appropriate:

•
In 2001, with the authorization of the Bank of Portugal, Banco Espírito Santo, S.A., a subsidiary company of the ESFG Group, accounted for the curtailment losses related to early retirements occurred in that period in the amount of 67 million euros and the unrecognised prior service costs in the amount of 34 million euros as a charge against Share Premium. The effect on the consolidated financial statements of the ESFG Group was to reduce the consolidated shareholders’ equity by 32.3 million euros, corresponding to the amount of ESFG’s indirect ownership of BES’s share capital at December 31, 2001. This accounting treatment did not apply to 2002.

Member Firm of KPMG International, a Swiss association	KPMG Audit 31 Allée Scheffer L-2520 Luxembourg	T.V.A. LU 13772441

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

REPORT OF INDEPENDENT AUDITORS — Continued

•
At 31 December 2001, the strategic investment in PT Multimédia, SGPS, S.A., held by Banco Espírito Santo, S.A., was carried at cost in the balance sheet, following the rules of the Bank of Portugal in place at that time. This cost was above the respective market price by approximately 198 million euros. Following the issuance of the Regulation 4/2002 in June 2002, under which the Bank of Portugal established the basis for the provisioning of the unrealised losses associated with the strategic investments held by financial institutions, Banco Espírito Santo, S.A. provided for an amount of 15.3 million euros, corresponding to a part of the unrealised losses with the investment in PT Multimédia, SGPS, S.A., determined as at December 31, 2002 following the transitional provisions of the referred Regulation. The effect of the application of Regulation 4/2002 is disclosed in Note 7 to the financial statements.

•
During 2001, with the agreement of the Instituto de Seguros de Portugal (the Insurance Regulator), Tranquilidade, a subsidiary of the ESFG Group, charged 15 millions euros against retained earnings related to the increase in the mathematical reserves for workers compensation, as a result of changes in actuarial assumptions introduced by the Insurance Regulator in 2000, which were required to be utilized by the end of the financial year 2001. The effect of the charge on the consolidated retained earnings of the Group at December 31, 2001 was 10 million euros.

The financial statements have been prepared in accordance with generally accepted accounting principles in Portugal. The generally accepted accounting principles in Portugal vary in certain material respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of net income for the year ended December 31, 2002 and the determination of shareholders’ equity at December 31, 2002 to the extent summarized in note 34 of the notes to the financial statements.

Lisbon, Portugal
May 12, 2003
(Except for notes 34 and 36 which are as of July 14, 2003)

KPMG

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
and Shareholders of

ESPÍRITO SANTO FINANCIAL GROUP SA

LUXEMBOURG

We have audited the accompanying consolidated balance sheets of Espirito Santo Financial Group SA (ESFG) and its subsidiaries (collectively the “Group”) as of December 31, 2001 and 2000, and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of ESFG’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Group at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in Portugal for the banking industry, but modified by the full consolidation of subsidiaries with insurance activities.

Without qualifying our opinion we draw attention to Note 7 to the consolidated financial statements. As at December 31, 2001, the Group recorded on its consolidated balance sheet, strategic investments made by a subsidiary company, Banco Espirito Santo, SA (BES) in PT Multimédia, SGPS, at acquisition cost of EUR 296.1 million, as permitted by the rules issued by the Bank of Portugal and in accordance with the Group’s accounting policies. However, as at December 31, 2001, the market value of this investment amounted to EUR 98.1 million, giving rise to an unrealised loss amounting to EUR 198.0 million.

As referred to in Note 2, and following authorisation granted by the Bank of Portugal, in 2001 BES wroteoff against share premium (i) the cost of early retirements in 2001, amounting to EUR 66.8 million (2000: EUR 138.9 million, against Reserves) and (ii) the unamortized pension fund deficit from prior years, amounting to Euro 33.8 million. As referred to in Note 13, in accordance with the Portuguese tax rules and for the purposes of its 2001 corporate income tax calculations, BES has treated the amount of early retirement costs referred to above as tax deductible. The effect of the write off on the accompanying consolidated financial statements of the Group has been to reduce consolidated shareholders’ equity by EUR 32.3 million (2000: EUR 39.4 million) corresponding to the amount of ESFG’s indirect ownership of BES’s share capital at December 31, 2001.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS— Continued

In addition, as referred to in Note 2 and following the approval of the shareholders at the General Assembly on March 30, 2001 and with the agreement of the Instituto de Seguros de Portugal (the Regulator), Tranquilidade, a subsidiary of ESFG, charged EUR 15.0 million against retained earnings related to the increase in the mathematical reserves for workers compensation, as a result of changes in actuarial assumptions introduced by the Regulator in 2000, which were required to be utilized by the end of the financial year 2001. The effect of the charge on the consolidated retained earnings of the Group at December 31, 2001 was EUR 10 million.

Accounting principles generally accepted in Portugal vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Euros for each of the two years in the period ended December 31, 2001 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in Euros at December 31, 2001 and 2000 to the extent summarized in Note 34 to the consolidated financial statements.

PricewaterhouseCoopers S.à r.l. Réviseur d’entreprises Represented by Ian Whitecourt	Luxembourg, May 8, 2002 (except for note 34, dated July 4, 2002)

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

		December 31,

	Notes	2001	2002

		(In millions of Euro)
ASSETS
Cash and due from banks	3	2 028.6	1 815.2
Interest-earning deposits with banks	3	3 497.2	4 929.7
Trading account securities	4	625.6	483.3
Investment securities	5	8 292.2	7 947.7
Loans and advances to customers	6	26 037.8	27 199.5
Allowance for loan losses	6	(637.4)	(782.6)
Other equity holdings	7	754.3	808.4
Accrued interest income		262.9	252.6
Property and equipment, net	8	529.8	527.6
Other assets	9	1 357.5	2 407.2

TOTAL ASSETS		42 748.5	45 588.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits from banks	12	3 698.4	3 977.0
Demand deposits	10 and 12	6 656.9	6 832.2
Time deposits	10 and 12	12 020.7	12 383.4
Securities sold under repurchase agreements	12	761.9	1 536.3
Other short-term borrowings	11 and 12	1 929.3	1 433.5
Insurance reserves	13	4 501.1	4 977.5
Accrued interest and other liabilities	14	1 132.1	1 088.6
Corporate borrowings and long-term debt	15	10 038.8	10 983.1
Convertible bonds	16	199.5	307.3

TOTAL LIABILITIES		40 938.7	43 518.9

MINORITY INTERESTS	17	1 716.8	2 029.4

SHAREHOLDERS’ EQUITY
Ordinary shares, EUR 10 par value; 100 000 000 shares authorised (2001: 100 000 000) 47 908 555 shares issued and outstanding (2001: 47 908 555)	18	479.1	479.1
Treasury shares, at cost	18	(73.1)	(35.9)
Retained earnings and reserves	18	(326.8)	(407.8)
Accumulated other comprehensive income	18	13.8	4.9

TOTAL SHAREHOLDERS’ EQUITY		93.0	40.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		42 748.5	45 588.6

Commitments, contingencies and derivative and other financial instruments with off-balance sheet risk (Note 31).

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

		Years ended December 31,

	Notes	2000	2001	2002

		(In millions of Euro)
INTEREST INCOME
Interest on loans		1 267.0	1 631.3	1 489.6
Interest and dividends on securities:
Trading securities		11.7	28.0	98.0
Investment securities		266.4	242.0	180.5
Other interest income		200.3	244.6	119.6

Total interest income		1 745.4	2 145.9	1 887.7

INTEREST EXPENSE
Interest on deposits		705.6	859.9	524.1
Interest on securities sold under repurchase agreements		22.7	28.2	41.9
Interest on other short-term borrowings		116.3	95.0	47.5
Interest on corporate borrowings and long-term debt		255.1	402.4	438.3
Interest on convertible bonds		—	1.3	12.9

Total interest expense		1 099.7	1 386.8	1 064.7

NET INTEREST INCOME		645.7	759.1	823.0
Provisions for loan losses	6	(135.2)	(143.1)	(231.8)

Net interest income after provision for loan losses		510.5	616.0	591.2

OTHER INCOME
Fee and commission income		315.3	295.4	297.5
Net trading account profits (losses)		31.0	(2.3)	(47.3)
Net investment securities gains (losses)		31.7	(50.9)	(30.2)
Insurance revenues	20	1 525.2	1 348.9	1 219.0
Net gains on foreign currency transactions		113.1	147.1	216.5
Other operating income	21	119.2	132.8	152.4

Total other income		2 135.5	1 871.0	1 807.9

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME — Continued

		Years ended December 31,

	Notes	2000	2001		2002

		(In millions of Euro, except for earnings per share)
OTHER EXPENSES
Salaries and benefits	22	361.3	439.7		441.8
Occupancy costs		62.6	53.9		55.2
Insurance benefits and claims	23	1 302.5	1 161.4		1 053.1
Insurance underwriting and related expenses		77.6	113.4		230.3
Depreciation	8	59.0	62.9		65.6
Amortisation		70.9	82.7		93.3
Other expenses	24	291.2	343.4		342.4

Total other expenses		2 225.1	2 257.4		2 281.7

Income before income taxes and minority interests		420.9	229.6		117.4
Income taxes	25	(74.6)	(49.4)		(14.2)
Minority interests in income of consolidated subsidiaries		(241.7)	(169.4)		(146.4)
Income/(losses) in associated undertakings		1.7	0.2		(1.9)

NET INCOME (LOSS)		106.3	11.0		(45.1)

NET INCOME (LOSS) PER SHARE
Basic	26	2.42	0.25		(1.04)
Diluted	26	2.42	0.25	(1)	(1.04	)(1)
Weighted average number of shares outstanding:
For basic earnings per share	26	43 943 526	44 253 510		43 253 371
For diluted earnings per share	26	43 943 526	44 253 510	(1)	43 253 371	(1)

(1)	Convertible bonds interest and obtainable shares are excluded from the calculation due to anti-dilutive effect (see Note 26).

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,

	Notes	2000	2001	2002

		(In millions of Euro)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		106.3	11.0	(45.1)
Adjustments to reconcile net income to cash provided by operating activities:
Provisions for loan losses		135.2	143.1	231.8
Depreciation and amortization		129.9	145.6	158.9
Minority interests in income of consolidated subsidiaries		241.7	169.4	146.4
Equity in unremitted (gains) losses of associates		(1.7)	(0.2)	1.9
Bonus paid to employees		(25.6)	(28.0)	(21.6)
Attribution to pension fund		(156.8)	(111.2)	(316.3)
Increase in insurance reserves		776.9	460.9	474.6
Decrease in accrued interest and other liabilities/assets		277.3	205.7	270.6
Net gains on sale of property and equipment		(0.3)	(3.5)	(5.5)
Net gains on sale of real-estate		(2.3)	(2.4)	—
Net changes in trading account securities		454.7	(2.3)	142.3
Net investment securities unrealized losses		111.1	26.4	150.0
Net gains on sale of investments in Group companies		(14.1)	(59.7)	(8.4)

Net cash provided by operating activities		2 032.3	954.8	1 179.6

CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease in interest-earning deposits		812.6	1 165.9	190.4
Net increase in loans and advances to customers		(4 513.2)	(2 522.3)	(1 264.7)
Purchase of property and equipment		(75.7)	(58.2)	(52.3)
Sale of property and equipment		5.2	30.4	12.8
Increase in investments in Group companies		(732.0)	(64.8)	(42.8)
Sale of investments in Group companies		23.1	101.2	—
Cash of companies acquired		77.3	—	—
Investment securities:
Purchases		(15 648.4)	(31 186.3)	(742 482.5)
Sales of debt securities		6 309.6	26 815.1	740 140.1
Sales of other securities		3 201.1	1 608.4	1 148.9
Maturities		5 797.7	1 365.1	1 061.8
Investment in real estate. net		23.1	15.8	(21.2)
Other, net		50.4	0.3	(375.5)

Net cash used in investing activities		(4 669.2)	(2 729.4)	(1 685.0)

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — Continued

		Year ended December 31,
	Notes	2000	2001	2002

		(In millions of Euro)
CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) increase in deposits from banks		(3 918.4)	627.3	278.6
Net increase in demand and savings deposits		1 092.3	560.2	170.2
Net increase in time deposits		800.0	277.8	367.8
Net increase in securities sold under repurchase agreements		328.6	62.4	774.4
Minority interest in subsidiaries share capital incrase		—	—	421.4
Net increase in treasury shares		(77.5)	(35.5)	28.2
Increase in corporate borrowings and long-term debt		4 298.2	5 326.9	3 283.5
Decrease in corporate borrowings and long-term debt		(79.9)	(3 025.0)	(2 842.4)
Dividends paid		(122.9)	(92.2)	(70.9)
Net increase (decrease) in other short-term borrowings		459.1	(309.3)	(495.9)

		2 779.5	3 392.6	1 914.9

NET INCREASE IN CASH AND CASH EQUIVALENTS.		142.6	1 618.0	1 409.5
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	2 263.9	2 406.5	4 024.5

CASH AND CASH EQUIVALENTS AT END OF YEAR	3	2 406.5	4 024.5	5 434.0

Supplemental cash flow information:
Cash paid during the year:
Interest paid		990.9	1 372.7	1 057.4
Interest received		1 677.9	2 154.5	1 896.8
Income taxes paid		82.2	62.3	50.8

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Total Shareholders’ equity	Ordinary shares	Treasury Shares	Accumulated other comprehensive income	Goodwill	Other reserves and retained earnings

Balance as at 31 December 1999	440.3	479.1	(45.7)	6.2	(221.2)	221.9

Dividends on ordinary shares (EUR 0.705 per share)	(31.0)	—	—	—	—	(31.0)

Bonus paid to employees net of minority interest	(8.3)	—	—	—	—	(8.3)
Attribution to pension fund net of minority interest	(50.9)	—	—	—	—	(50.9)
Goodwill arising on consolidation	(245.0)	—	—	—	(245.0)	—
Revaluation of assets during the year	(2.1)	—	—	—	—	(2.1)
Effect of foreign exchange translation	2.1	—	—	2.1	—	—
Unrealised gains on investment securities held by insurance operations	(15.0)	—	—	(15.0)	—	—
Treasury shares acquired in the year	(27.1)	—	(27.1)	—	—	—
Net income	106.3	—	—	—	—	106.3

Balance as at 31 December 2000	169.3	479.1	(72.8)	(6.7)	(466.2)	235.9
Dividends on ordinary shares (EUR 0.74 per share)	(32.8)	—	—	—	—	(32.8)
Bonus paid to employees net of minority interest	(9.6)	—	—	—	—	(9.6)
Attribution to pension fund net of minority interest	(35.8)	—	—	—	—	(35.8)
Reinforcement of insurance reserves net of minority interest	(10.0)	—	—	—	—	(10.0)
Goodwill arising on consolidation	(16.3)	—	—	—	(16.3)	—
Revaluation of assets during the year	(3.0)	—	—	—	—	(3.0)
Effect of foreign exchange translation	5.3	—	—	5.3	—	—
Unrealised gains on investment securities held by insurance operations	15.2	—	—	15.2	—	—
Treasury shares acquired in the year	(0.3)	—	(0.3)	—	—	—
Net income	11.0	—	—	—	—	11.0

Balance as at 31 December 2001	93.0	479.1	(73.1)	13.8	(482.5)	155.7
Dividends on ordinary shares (EUR 0.21 per share)	(8.1)	—	—	—	—	(8.1)
Bonus shares attributed to shareholders	—	—	9.0	—	—	(9.0)
Bonus paid to employees net of minority interest	(7.0)	—	—	—	—	(7.0)
Attribution to pension fund net of minority interest	(1.0)	—	—	—	—	(1.0)
Provision for unconsolidated equity holdings (Regulation 4/2002 of the Bank of Portugal), net of minority interest	(9.4)	—	—	—	—	(9.4)
Sale of IASA	—	—	—	—	19.9	(19.9)
Goodwill arising on consolidation	(13.2)	—	—	—	(13.2)	—
Opening balance of deferred tax asset recognised by the insurance business (net of minority interest)	2.5	—	—	—	—	2.5
Effect of foreign exchange translation arising on consolidation	(12.3)	—	—	(12.3)	—	—
Unrealised gains on investment securities held by insurance operations	3.4	—	—	3.4	—	—
Other reserves arising on consolidation	9.3	—	—	—	—	9.3
Treasury shares sold in the year	28.2	—	28.2	—	—	—
Net income	(45.1)	—	—	—	—	(45.1)

Balance as at 31 December 2002	40.3	479.1	(35.9)	4.9	(475.8)	68.0

Comprehensive income
Year end 31 December 2000	93.4	—	—	(12.9)	—	106.3

Year end 31 December 2001	31.5	—	—	20.5	—	11.0

Year end 31 December 2002	(54.0)	—	—	(8.9)	—	(45.1)

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002

NOTE 1 — BACKGROUND AND BUSINESS ORGANIZATION

Espírito Santo Financial Group SA (ESFG), formerly Espírito Santo Financial Holding SA, is a limited liability company (“société anonyme”) incorporated under the laws of the Grand Duchy of Luxembourg on November 28, 1984. ESFG was formed to become a holding company for all of E.S. International Holding SA’s (ESIH) financial and insurance operations. ESIH, the principal shareholder, is a Luxembourg based holding company for the interests of the Espírito Santo family. The non-financial interests of ESIH are held by Espírito Santo Resources Ltd., Bahamas (ESR), which is engaged in agriculture, hotels, catering, real estate and other businesses. As used hereafter, the “Group” refers to ESFG and its subsidiaries.

Through its subsidiaries, the Group engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stock broking and private banking, and a full line of insurance operations. The Group conducts its commercial banking activities primarily though Banco Espírito Santo, S.A. (BES), a diversified global financial services firm and Banco Internacional de Credito, SA (BIC), a commercial bank specializing in Portuguese government subsidized residential mortgage loans. The Group’s investment banking business is managed primarily through Banco Espírito Santo de Investimento, SA (BESI), based in Portugal, while its asset management activities are operated through Espírito Santo Activos Financeiros, SGPS, SA (ESAF) and Compagnie Bancaire Espírito Santo SA, based in Portugal and Switzerland, respectively. The Group conducts its stockbrokerage activities through Espírito Santo Dealer-Sociedade Financeira de Corretegam, SA (ES Dealer), a subsidiary of BES, and Benito y Monjardín SA SVP (Benito y Monjardín) which operates in Spain. These two companies coordinate their operations closely with BESI. The Group conducts its insurance business mainly through Companhia de Seguros Tranquilidade SA (Tranquilidade), and Companhia de Seguros Tranquilidade Vida SA (Tranquilidade Vida).

The Group holds a voting interest of 48.4% in BES, a level which cannot exceed 50% without triggering provisions of the Portuguese takeover law, which would require it to offer to purchase all of the outstanding shares. Nevertheless, the Group consolidates BES because its voting interest gives it the effective equivalent of voting control.

During 2000, the Group carried out a reorganisation to redefine its structure along banking and insurance lines. This reorganisation included the acquisition of the outstanding shares of BES Investimento and Tranquilidade, as well as ESF (Portugal) SGPS SA and Centum SGPS SA, through a series of internal and external transactions. Outside of Portugal, the Group also acquired Benito y Monjardín, Spain’s largest independent stockbroker and Hiscapital, an asset management company, and in France it purchased 73.9% of Via Banque, a small French bank. During 2001, the Group sold 9.5% of Tranquilidade-Vida to third parties and increased its holding in Via Banque to 100%. At the beginning of 2002 the French subsidiary of the Group, Banque Espírito Santo et de la Vénétie, Paris and Via Banque merged their activities.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Group Consolidated Subsidiaries and Associates

The Group is engaged principally in two business areas concentrated mainly in Portugal: banking and insurance. Its operations outside of this country complement its Portuguese activities.

The following describes the main activity of each of the Group’s subsidiaries and associates as at December 31, 2002:

Company	Short name	Activity	Location

Advancecare – Gestão de Serviços de Saúde, SA	ADVANCECARE	Managed care	Portugal
Banco Espírito Santo, SA	BES	Commercial Banking	Portugal
Banco Espírito Santo dos Açores, SA	BAC	Commercial Banking	Azores Island
BES.COM, SGPS, SA	BES.COM	Holding company	Portugal
BES.COM DESG – Desenvolvimento Empresarial e Serviços de Gestão, SA	BES.COM DESG	Advisory services	Portugal
BES Finance Ltd.	BES FINANCE	Financing vehicle	Cayman Islands
Banco Espírito Santo de Investimento, SA	BESI	Investment banking	Portugal
BES Investimento Brazil SA	BESI BRAZIL	Investment banking	Brazil
Bank Espírito Santo International Ltd.	BESIL	Commercial Banking	Cayman Islands
BES International, SGPS, SA	BES INT SGPS	Holding company	Portugal / Madeira
BESLEASING Imobiliária – Sociedade de Locação Financeira, SA	BESLEASING IMOBILIARIA	Leasing	Portugal
BESLEASING Mobiliária – Sociedade de Locação Financeira, SA	BESLEASING MOBILIARIA	Leasing	Portugal
Banco Espírito Santo North American Capital Corp.	BESNAC	Financing vehicle	USA
BES Overseas Ltd.	BES OVERSEAS	Financing vehicle	Cayman Islands
Banco Espírito Santo do Oriente, SA	BES-ORIENTE	Commercial Banking	Macau
BESPAR, SGPS, SA	BESPAR	Holding company	Portugal
Banco Espírito Santo, SA	BESSA	Commercial Banking	Spain
Banco Espírito Santo de Angola, SARL.	BESA	Commercial Banking	Angola
Banco Electrónico de Serviço Total, S.A.	BEST	Internet Banking	Portugal
Banque Espírito Santo et de la Vénétie, SA	BES VENETIE	Commercial Banking	France
BES Securities SA	BES Securities	Brokerage house	Brazil
Banco Internacional de Crédito, SA	BIC	Commercial Banking	Portugal
Benito y Monjardín SVB	BYM	Brokerage house	Spain
Compagnie Bancaire Espírito Santo, SA	CBESSA	Asset management	Switzerland
CÊNTIMO – Sociedade de Serviços, Lda	CÊNTIMO	Custodian company	Portugal
CENTUM – Sociedade Gestora de Participações Sociais, SA	CENTUM	Holding company	Portugal
Clarity Incentive Systems, Inc.	CLARITY	Payment solutions development	USA
Capital Mais – Assessoria Financeira, SA	CMAF	Advisory services	Portugal
COMINVEST – Sociedade de Gestão e Investimento Imobiliário, SA	COMINVEST	Real-estate	Portugal
Société Financière et Immobilière COSIM	COSIM	Real-estate	France
CREDIBOM SFAC, SA	CREDIBOM	Consumer credit	Portugal
CREDIFLASH Sociedade Financeira para Acquisições a Crédito, SA	CREDIFLASH	Consumer credit	Portugal
ERNIO INGENIEROS, SA	ERNIO INGENIEROS	Other	Spain
Espírito Santo Prestação de Serviços, ACE	ES ACE	Shared services company	Portugal
ES CAPITAL – Sociedade de Capital de Risco, SA	ES CAPITAL	Venture capital	Portugal
Espírito Santo Cobranças, SA	ES COBRANÇAS	Debt collection	Portugal

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Company	Short name	Activity	Location

Espírito Santo Contact Center, Gestão de Call Centers, SA	ES CONTACT CENTER	Call center services	Portugal
ESEGUR – Empresa de Segurança, SA	ESEGUR	Private security services	Portugal
Espírito Santo Financière, SA	ESFIL	Holding company	Luxembourg
Espírito Santo International Asset Management Ltd.	ESIAM	Advisory services	British Virgin Islands
Espírito Santo Gestion, SA	ES GESTION	Insurance broker	Spain
Espírito Santo Innovation, SA	ESI	Computer services	Portugal
ES Interaction – Sistemas de Informação Interactivos, SA	ES INTERACTION	Computer services	Portugal
Espírito Santo Investimentos Lda	ESI INVESTIMENTOS	Investment banking	Brazil
Espírito Santo Investment PLC	ES INVESTMENT PLC	Brokerage house	Ireland
Espírito Santo Representações Lda	ES REPRESENTAÇÕES	Representation office	Brazil
Espírito Santo Saúde SGPS, SA	ES SAUDE	Holding company	Portugal
Espírito Santo Companhia de Seguros, SA	ES SEGUROS	Insurance	Portugal
Espírito Santo Servicios, SA	ES SERVICIOS	Insurance	Spain
ESAF Capital Management Ltd.	ESAF Capital	Asset management	Northern Ireland
ESAF Holding GmbH	ESAF HOLDING	Holding company	Austria
ESAF – International Distributors Ltd.	ESAF ID	Distribution company	Isle of Man
ESAF International Distributors Associates, Ltd	ESAF IDA	Distribution company	British Virgin Islands
Espírito Santo Participações Internacionais SGPS SA	ESAF PI	Holding company	Portugal (Madeira)
Espírito Santo Activos Financeiros SGPS,SA	ESAF – SGPS	Holding company	Portugal
Espírito Santo Fundos de Investimentos Imobiliarios, SA	ESAF-FII	Asset management – Mortgage funds	Portugal
Espírito Santo Fundos de Investimentos Mobiliarios, SA	ESAF-FIM	Asset management – Securities funds	Portugal
Espírito Santo Fundo de Pensões, SA	ESAF-FP	Asset management – Pension funds	Portugal
Espírito Santo International Management, SA	ESAF-IM	Asset management – Securities funds	Luxembourg
Espírito Santo Bank	ESB	Commercial Banking	USA
Espírito Santo Bank (Panama), SA	ESB PANAMA	Commercial Banking	Panama
Espírito Santo e Comercial de Lisboa Inc.	ESCLINC	Representation office	USA
Espírito Santo Data Informática, SA	ESDATA	Computer services	Portugal
Espírito Santo Dealer – Sociedade Financeira de corretagem, SA	ES DEALER	Brokerage house	Portugal
Espírito Santo Financial (BVI), SA	ESF (BVI)	Financing vehicle	British Virgin Islands
Espírito Santo Financial (Portugal), SGPS, SA	ESF(P)	Holding company	Portugal
Espírito Santo Financial Consultants, SA	ESFC	Portfolio management	Portugal
ESFG Overseas Ltd.	ESFG OVERSEAS	Financing vehicle	Cayman Islands
Espírito Santo Gestão de Instalações, Aprovisionamento e Comunicações, SA	ESGEST	Technical services	Portugal
Espírito Santo Inter-Atlântico Companhia de Seguros, SA	ESIA	Insurance	Portugal
Espírito Santo Gestão de Patrimónios, SA	ESGP	Portfolio management	Portugal
Espírito Santo do Oriente – Estudos Financeiros e de Mercado de Capitais Lda	ESOR	Consulting	Macau
Espírito Santo Overseas Ltd.	ESOL	Financing vehicle	Cayman Islands
Espírito Santo Pensiones, SGFP, SA	ES PENSIONES	Asset management – Pension funds	Spain
Espírito Santo Belgique, SA	ES BELGIQUE	Representation office	Belgium

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Company	Short name	Activity	Location

Espírito Santo Equipamentos e Segurança, SA	ES SEGURANÇA	Security equipment	Portugal
Espírito Santo PLC	ES PLC	Non-bank finance company	Ireland
Espírito Santo Securities Inc.	ES SECURITIES	Brokerage house	USA
ES VENTURE SA	ES VENTURE	Holding company	British Virgin Islands
ESSI Comunicações, SGPS, SA	ESSI COMUNICAÇÕES	Holding company	Portugal
ESSI Investimentos, SGPS, SA	ESSI INVESTIMENTOS	Holding company	Portugal
ESSI, SGPS, SA	ESSI SGPS	Holding company	Portugal
ESUMÉDICA – Prestação de Cuidados Médicos, SA	ESUMEDICA	Health care	Portugal
EUROGES – Aquisição de Créditos a Curto Prazo, SA	EUROGES	Factoring	Portugal
Euro Service Collect	EURO SERVICE COLLECT	Debt collection	France
EUROP ASSISTANCE – Companhia Portuguesa de Seguros de Assistência, SA	EUROP ASSISTANCE	Private assistance	Portugal
GESFINC – Espírito Santo Estudos Financeiros e de Mercado de Capitais, SA	GESFINC	Underwriting and sector analysis	Portugal
JAMPUR – Trading International, Lda	JAMPUR	Support services	Portugal
KUTAYA – Trading International, Lda	KUTAYA	Support services	Madeira
LOCAUMAT – Locaumat, SA	LOCAUMAT	Leasing	France
ESAF SA – Espírito Santo Activos Financeiros (formely ES INVERSIONES)	ESAF SA	Advisory services	Spain
FIDUPRIVATE -Sociedade de Serviços, Consultadorie e Administração de Empresas, SA	FIDUPRIVATE	Consulting	Portugal
GES – BM	GES – BM	Brokerage house	Spain
GESCAPITAL – GESCAPITAL GESTION	GESCAPITAL	Asset management	Spain
HISCAPITAL AV, SA	HISCAPITAL	Investment company	Spain
OBLOG Software, SA	OBLOG	Software development	Portugal
Omnium Lyonnais de Participations Industrielles, SA	OLPI	Investment company	France
PARTRAN,SGPS, SA	PARTRAN	Holding company	Portugal
PORTLINE	PORTLINE	Naval transport	Portugal
QUADRIGA – Telemática e Comunicaçoes, SA	QUADRIGA	Sofware development	Portugal
QUINTA DOS CONEGOS – Sociedade Imobiliária, SA	QUINTA DOS CONEGOS	Real estate	Portugal
SAGEFI – Société Antillaise de Gestion Financière, SA	SAGEFI	Consumer credit	Guadeloupe
SCI Georges Mandel – Société Immobilière du 45 Avenue Gorges Mandel	SCI Georges Mandel	Real estate	France
SGPICE Sociedade de Serviços de Gestão, SA	SGPICE	Management of internet portals	Portugal
SLMB – Société Lyonnaise de Marchands de Biens	SLMB	Real estate	France
SPAINVEST, SA	SPAINVEST	Holding company	Luxembourg
TRANQUILIDADE – Companhia de Seguros Tranquilidade, SA	TRANQUILIDADE	Insurance	Portugal
TRANQUILIDADE SGPS – Tranquilidade SGPS-Unipessoal, Lda	TRANQUILIDADE SGPS	Holding insurance company	Portugal
TRANQUILIDADE-VIDA – Companhia de Seguros Tranquilidade Vida, SA	TRANQUILIDADE-VIDA	Life insurance	Portugal

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The voting rights and economic interests as at December 31, 2002 and 2001 are as follows:

	December 31, 2001		December 31, 2002
	Voting interest	Economic interest	Voting interest	Economic interest

ADVANCECARE	51.0%	30.9%	51.0%	30.9%
BES	48.4%	32.1%	48.4%	32.1%
BAC	—	—	60.0%	19.3%
BES FINANCE	100.0%	32.1%	100.0%	32.1%
BESI	100.0%	32.1%	100.0%	32.1%
BESI BRAZIL	80.0%	25.7%	80.0%	25.7%
BES OVERSEAS	100.0%	32.1%	100.0%	32.1%
BES VENETIE	62.2%	48.0%	82.0%	54.8%
BES.COM	100.0%	32.1%	100.0%	32.1%
BES.COM DESG	100.0%	32.1%	100.0%	32.1%
BES SECURITIES	80.0%	20.5%	80.0%	20.5%
BESIL	100.0%	100.0%	100.0%	32.1%
BES INT SGPS	—	—	100.0%	32.1%
BESLEASING IMOBILIARIA	83.1%	27.0%	83.7%	27.2%
BESLEASING MOBILIARIA	84.0%	27.2%	84.5%	27.4%
BESNAC	100.0%	32.1%	100.0%	32.1%
BES-ORIENTE	99.8%	32.1%	99.8%	32.1%
BESPAR	66.9%	66.9%	66.9%	66.9%
BESSA	100.0%	32.1%	100.0%	32.1%
BESA	100.0%	32.1%	100.0%	32.1%
BEST	66.0%	21.2%	66.0%	21.2%
BIC	100.0%	32.1%	100.0%	32.1%
BYM	100.0%	32.1%	100.0%	32.1%
CBESSA	100.0%	100.0%	100.0%	100.0%
CÊNTIMO	100.0%	32.1%	100.0%	32.1%
CENTUM	100.0%	100.0%	100.0%	100.0%
CLARITY	27.6%	8.9%	33.2%	10.7%
CMAF	100.0%	30.3%	100.0%	30.3%
COMINVEST	49.0%	22.6%	49.0%	22.6%
COSIM	—	—	99.7%	54.7%
CREDIBOM	60.0%	19.3%	60.0%	19.3%
CREDIFLASH	100.0%	31.4%	100.0%	31.6%
ERNIO INGENIEROS	—	—	69.7%	22.4%
ES ACE	100.0%	32.1%	100.0%	32.1%
ES CAPITAL	99.7%	32.1%	99.7%	32.1%
ES COBRANÇAS	100.0%	30.5%	100.0%	30.5%
ES CONTACT CENTER	100.0%	38.5%	100.0%	38.5%
ES DEALER	100.0%	32.1%	100.0%	32.1%
ES GESTION	—	—	100.0%	30.3%
ES INTERACTION	100.0%	32.8%	100.0%	32.8%
ES INVESTIMENTOS	100.0%	32.1%	100.0%	32.1%
ES INVESTMENT PLC	100.0%	32.1%	100.0%	32.1%
ES REPRESENTAÇÕES	100.0%	32.1%	100.0%	32.1%
ES SAUDE	41.0%	28.1%	41.0%	28.1%
ES SEGUROS	100.0%	53.0%	100.0%	53.0%
ES SERVICIOS	99.8%	32.1%	100.0%	32.1%
ES VENTURE	—	—	100.0%	100.0%

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

	December 31, 2001		December 31, 2002
	Voting interest	Economic interest	Voting interest	Economic interest

ESAF HOLDING	100.0%	30.3%	100.0%	30.3%
ESAF – PI	100.0%	30.3%	100.0%	30.3%
ESAF SA	—	—	100.0%	31.2%
ESAF – SGPS	90.0%	30.3%	90.0%	30.3%
ESAF Capital Management Ltd.	100.0%	30.3%	100.0%	30.3%
ESAF ID	100.0%	30.3%	100.0%	30.3%
ESAF IDA	100.0%	30.3%	100.0%	30.3%
ESAF-FII	100.0%	30.3%	100.0%	30.3%
ESAF-FIM	100.0%	30.3%	100.0%	30.3%
ESAF-FP	100.0%	30.3%	100.0%	30.3%
ESAF-IM	99.8%	30.3%	99.8%	30.3%
ESB	98.5%	31.6%	98.5%	31.6%
ESB PANAMA	—	—	66.7%	66.7%
ESCLINC	100.0%	32.1%	100.0%	32.1%
ESDATA	76.1%	32.1%	76.1%	32.1%
ESEGUR	—	—	29.0%	9.3%
ESF(P)	100.0%	100.0%	100.0%	100.0%
ESF (BVI)(a)	100.0%	100.0%	—	—
ESFC	90.0%	28.9%	92.8%	29.8%
ESFIL	100.0%	100.0%	100%	100%
ESI	—	—	100.0%	32.1%
ESIAM	49.0%	15.8%	49.0%	14.9%
ESFG OVERSEAS	100.0%	0.0%	100.0%	0.0%
ESGEST	100.0%	32.1%	100.0%	32.1%
ESIA	100.0%	100.0%	100.0%	100.0%
ESGP	100.0%	30.3%	100.0%	30.3%
ESOR	90.0%	28.9%	90.0%	28.9%
ESOL	100.0%	0.0%	100.0%	0.0%
ES PENSIONES	100.0%	31.2%	100.0%	32.1%
ES BANKEST(a)	50.0%	15.8%	—	—
ES Belgique	100.0%	100.0%	100.0%	100.0%
ES SEGURANÇA	75.0%	61.2%	75.0%	61.2%
ES PLC	100.0%	32.1%	100.0%	32.1%
ES SECURITIES	100.0%	32.1%	100.0%	32.1%
ESSI COMUNICAÇÕES	100.0%	32.1%	100.0%	32.1%
ESSI INVESTIMENTOS	100.0%	32.1%	100.0%	32.1%
ESSI SGPS	100.0%	32.1%	100.0%	32.1%
ESUMEDICA	100.0%	53.4%	100.0%	53.5%
EUROGES	100.0%	32.1%	100.0%	32.1%
EURO SERVICE COLLECT	100.0%	48.0%	100.0%	54.8%
EUROP ASSISTANCE	47.0%	21.9%	47.0%	21.9%
FIDUPRIVATE	99.8%	53.3%	99.8%	53.3%
GESFINC	100.0%	34.7%	100.0%	34.7%
GES BM(b)	100.0%	31.2%	—	—
GESCAPITAL(b)	100.0%	31.2%	—	—
HISCAPITAL(b)	100.0%	32.1%	—	—
IASA	100.0%	32.1%	19.0%	6.1%
JAMPUR	100.0%	32.1%	100.0%	32.1%
KUTAYA	100.0%	32.1%	100.0%	32.1%

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

	December 31, 2001		December 31, 2002
	Voting interest	Economic interest	Voting interest	Economic interest

LOCAUMAT	100.0%	100.0%	100.0%	54.9%
OBLOG	—	—	66.3%	21.3%
OLPI	99.9%	47.9%	99.9%	54.8%
PARTRAN	66.7%	66.7%	66.7%	66.7%
PORTLINE	—	—	33.3%	10.7%
QUADRIGA	29.5%	9.5%	46.5%	14.9%
QUINTA DOS CONEGOS	—	—	100.0%	36.8%
SAGEFI	38.8%	38.8%	38.8%	21.3%
SCI Georges Mandel	100.0%	44.4%	100.0%	49.7%
SGPICE	33.3%	10.7%	33.3%	10.7%
SLMB	99.8%	99.9%	99.8%	54.8%
SPAINVEST	100.0%	32.1%	100.0%	32.1%
TRANQUILIDADE	100.0%	66.7%	100.0%	66.7%
TRANQUILIDADE SGPS	100.0%	60.5%	100.0%	60.5%
TRANQ.-VIDA	90.5%	60.5%	90.5%	60.5%
VIA BANQUE(c)	100.0%	100.0%	—	—
(a)	company sold outside the Group during 2002
(b)	merged into ESAF SA during 2002
(c)	merged with BESV during 2002

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements have been prepared, for all years presented, in conformity with generally accepted accounting principles in Portugal for the banking and insurance industries. In Portugal, insurance companies which are owned by banks are accounted for under the equity method. Considering that ESFG exercises control over these companies, they have been incorporated under the full consolidation to give a true and fair view of the Group’s interest in those companies. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Assets held in a fiduciary or agency capacity by ESFG Group companies are not considered as assets owned by the Group and, accordingly, are not included in the financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of ESFG and its subsidiary companies, in which it directly, or through its subsidiaries, has a voting interest of more than 50% or effective control. Investments in companies which the Group does not effectively control but has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method and are included in Other equity holdings. The equity and net income or loss attributable to the Group, are shown separately in the consolidated balance sheets and statements of income, respectively.

Significant intercompany and interbranch balances and transactions have been eliminated through the process of consolidation of the December 31, 2000, 2001 and 2002 financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Goodwill (Capital reserve) represents the difference between the cost of acquisition of the investments and the corresponding share of the underlying net assets acquired, and is directly charged off against Shareholders’ equity.

Income and expenses recognition

Interest income and expenses are generally recognised on an accruals basis. If interest income on loans and advances is doubtful of collection in full, or is overdue for 30 days (90 days if secured by tangible collateral), further interest recognition ceases; 90 days after the due date any unpaid interest previously accrued is reversed from interest income. Thereafter, interest is only recognised as income when received.
Other income and expenses are recognised on an accrual basis. Commission income from financial guarantees, letter of credit and services are taken to income as the service is provided.

Comprehensive income

Comprehensive income represents net income adjusted for accumulated foreign currency translation adjustments and unrealised gains on investment securities available for sale, investment in real estate and property held by insurance operations net of minority interest.

Foreign currency translation

The accounts of the Group are expressed in Euro. Assets and liabilities of ESFG’s subsidiary companies, which express their accounts in currencies other than the Euro have been translated into Euro at exchange rates in effect at the balance sheet date. The results of operations of these subsidiaries are translated into Euro at average exchange rates for the year. Resulting translation adjustments from translating subsidiaries’ net assets expressed in currencies other than the Euro are recorded in a separate component of shareholders’ equity, “Accumulated other comprehensive income”.
Assets, liabilities and off-balance sheet items expressed in foreign currencies, as presented on Note 31, are accounted for in accordance with the following criteria:

•	Spot foreign exchange position

The spot foreign exchange position in any particular currency is the net balance of all assets and liabilities existing in that currency, excluding the spot position hedged by currency forward operations, and increased by the value of spot operations to be settled, and those forward operations maturing, within two business days.

The spot foreign exchange position is revaluated on a daily basis using the fixed currency exchange rate provided by the Bank of Portugal. Exchange differences are recorded as gains or losses directly in the statement of income.

•	Forward foreign exchange position

The forward foreign exchange position in any particular currency is the net balance of forward contracts waiting to be settled, excluding those which are hedging the spot foreign exchange position and those maturing within two business days.

Forward contracts are revaluated based on forward market rates or on their computation using both foreign interest rates for the remaining contract period. Gains or losses are computed by reference to the difference between the market or estimated forward rate for the remaining contract period and the forward rate defined at inception of the contract, and are taken directly to gains or losses in the statement of income.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Financial derivative instruments

The Group classifies derivative financial instruments according to whether they are contracted for trading purposes or purposes other than trading (hedging). Derivative instruments used for hedging risks inherent in trading operations are classified as trading operations.

The derivative instruments used for hedging purposes, identified as such in a contract at the outset, are intended for eliminating or substantially reducing exposure to market risk, or to modify risk profiles in exposures to interest rate changes inherent in certain assets, liabilities, cash flows or off-balance sheet items.

Derivative financial instruments are classified as hedging instruments if they comply, cumulatively, with the following conditions:

•
the position to be hedged is clearly identified and exposes the Group to the risk of losses arising from potential changes in interest rates, prices and credit risk that certain assets, liabilities, off-balance sheet items and cash-flows might be exposed to;

•	are specifically classified as hedging in internal documentation;

•
that changes in value in the derivative financial instrument are correlated with changes in opposite direction in the position to be hedged, such that the hedging instrument is effective, eliminating or reducing considerably the risk of a loss in the hedged position, from the beginning of the contract until maturity.

If a derivative instrument classified as hedge is sold or abandoned before its maturity, the realised gain or loss is immediately recognised in the statement of income. If the hedged item is sold or abandoned, or the hedge ceases to be effective, the corresponding derivative instrument is immediately reclassified as a trading instrument.

Results obtained from hedging contracts are accounted for in accordance with the same principle followed to the results with the opposite sign of the hedged items.

Derivate financial instruments that do not comply with the above-mentioned conditions are accounted for, as trading positions.

Gains or losses on each financial derivative instrument are recognised as follows:

•	Currency swap operations

Currency swap operations, used to offset or significantly reduce the currency risks inherent in assets and liabilities (hedging operations) and their corresponding hedged positions, are not considered in the revaluation of spot and forward positions. The discount or premium arising from these operations is recorded separately from other foreign exchange gains and losses and is amortised to the statement of income over the contract’s period against interest income or interest expense.

•	Interest rate swaps, cross currency interest rate swaps, equity/index swaps, credit default swaps and forward rate agreements

These instruments are classified in accordance with their purpose, as either trading or other than trading, and are recorded in the off-balance sheet accounts at their notional amounts until maturity dates.

Trading derivatives, including those initially classified as hedging operations that were transferred to the trading portfolio since they ceased to comply with the regulatory requirements to be classified as hedges, are marked to market on a daily basis. Gains and losses inherent to these instruments are taken directly to the statement of income.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

For derivatives used to reduce the market risk of assets and liabilities (hedging operations), receipts and payments are accrued and recognised in the statement of income on the same basis as changes in the related hedged item.

•	Futures

Trading positions taken in financial futures issued on organized markets are recorded in the off-balance sheet accounts at their notional amounts and are marked-to-market on a daily basis. Both realised and unrealised gains and losses (i.e. those necessary to close open positions) are taken directly to the statement of income

•	Options

The main types of options currently used by the Group are:

•	Currency;
•	Interest rate;
•	Equity;
•	Interest rate caps and floors; and
•	Swaptions.

Exchange-traded options
These options are recorded in the off-balance sheet accounts at their notional amounts until maturity dates, and are marked-to-market on a daily basis against the statement of income.

Over-the-counter options
These options are recorded in the off-balance sheet accounts at their notional amounts until maturity dates.

Premiums paid or received are recorded in the balance sheet until the option is exercised, sold or abandoned. Premiums related to interest rate caps and floors are recorded in the balance sheet and are marked-to-market on a daily basis against the statement of income. Premiums related to trading options other than interest rate caps and floors are recorded in the balance sheet and are revaluated on a daily basis having reference their market value, with a corresponding charge to the statement of income.

Hedging options are recognised in the statement of income on the same basis as changes in the related hedged item.

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks and interest-earning deposits with banks due within an original maturity of less than 90 days (see Note 3).

Trading account securities

Trading securities are those securities which are acquired with the intent of being resold within a period not exceeding six months.

Debt securities held for trading, which comprise mainly national and foreign government bonds, are stated at market value, or estimated market value, including any accrued interest entitlement. Any resulting unrealised gains or losses and interest are recognised monthly through the statement of income.

Equity securities held for trading are presented in the balance sheet at market value, or estimated market value, based on quoted market prices, where available. For equity securities included in recognised indices of the

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Euronext Lisbon Stock Exchange or listed on other stock exchanges that exhibit an adequate level of depth and liquidity, unrealised gains and losses are recognised in the statement of income. For the remaining equity securities, estimated market values are based on fair values or net asset values depending on the nature and circumstances of the security. For these securities, any unrealised losses are fully provided for and any unrealised gains are deferred in other liabilities until realised.

Investment securities

Investment securities include (a) those available-for-sale within a period of not less than six months and (b) those which the Group have the positive intent and ability to hold until maturity.

Debt securities available for sale or held to maturity are recorded at the lower of amortised cost or market value. Premium or discount calculated at the time of purchase is amortised over the remaining life and recorded in the statement of income. Accrued interest is recognised as income.

Shares and other variable income securities (available -for -sale) which are not considered of a strategic nature, are stated at the lower of cost or market value (or estimated market value) on an individual basis, where any unrealised losses are fully provided through the statement of income. Unrealised gains are not recognised.

The transfer of shares from Investment securities available-for sale to Other equity holdings is accounted for at the respective acquisition cost less impairment losses recognised.

Investment securities for the insurance business

In respect of the Group’s insurance operations the following accounting treatment is adopted for the investment securities portfolio:

Investment securities

Debt securities are carried at acquisition cost, except for the investments for the benefit of life assurance policyholders who bear the investment risk. Interest accrual is made based on nominal value and on the applicable interest rate for the period. Premium or discount is accrued over the period to maturity against the statement of income.

The equity securities portfolio is valued at the balance sheet date at market value in accordance with the valuation criteria established by the ISP – Portuguese Insurance Institute, the Portuguese Supervisory Authority.

Unrealised gains and losses resulting from the difference between the book value and the value determined in accordance with the valuation criteria stated above, at the balance sheet date, are recorded in shareholders’ equity under Regulatory revaluation reserve. Any losses not covered by the reserve are charged to the statement of income.

With respect to investments representing life assurance provisions for bonuses and rebates, unrealised gains and losses are transferred to the Fund for future appropriations. Any losses not covered by the Fund for future appropriations are charged to the statement of income.

Transition rules

In 2001, the regulatory authorities issued a transitional rule, rule nr. 19/2001-R, of December 4, 2001, allowing the insurance companies to defer unrealised losses generated during 2001 not compensated by the “Fund for future appropriations” and the “Regulatory revaluation reserve”.

According to the referred rule, the deferred amounts should be amortised in the insurance companies results, until 2003.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

As at December 31, 2001 ESFG deferred in its balance sheet 90% of the unrealised losses generated in 2001 (see Note 9).

Investments for the benefit of the life assurance policyholders who bear the investment risk

Investments for the benefit of the life assurance policyholders who bear the investment risk relate to assurance policies tied to investment funds (“Unit Linked”) subscribed through units of participation. The securities portfolio, which represents the units of participation, is valued, at the balance sheet date, at market value. Unrealised gains and losses are allocated to the mathematical reserves.

Gains or losses on the sale of all securities of the Group are determined on a transaction by transaction basis and realised gains and losses resulting from the sale or maturity of investments are recognised as income or expense in the period in which they occur.

Investment in other equity holdings and holdings of a strategic nature

Foreign exchange differences resulting from converting into euros at the year-end exchange rate the cost of investments not consolidated expressed in foreign currencies, are included in the balance sheet under Other assets.

The Group’s investment in other equity holdings and holdings of a strategic nature represents those companies in which the Group:

(a)
holds less than 50% but more than or equal to 20% and which the Group does not effectively control but exercises significant influence. These holdings are treated as associated companies and are included in the consolidated financial statements under the equity method.

(b)	other investments that represent:

•	holdings of a strategic and long term nature, although the percentage of equity held is below 20%;

•	holdings in companies in which the percentage held exceeds 20%, but where the Group does not have significant influence.

These investments are recorded at acquisition cost, less any provisions required by the Bank of Portugal rules, which from June 30, 2002 under the new regulation are as follows:

The set-up of provisions is required whenever the potential losses in equity holdings are higher than 15% of the acquisition cost. The amount of provision corresponds to 40% of the unrealised losses that exceeds 15% of the acquisition cost.

•
For the equity holdings, existing as at December 31, 2001, a transition rule was established that allow the provision for the unrealised losses (40% of the unrealised losses that exceeds 15% of the acquisition cost) to be set up according to the following rule:

—	Financial and insurance companies: 10% each year during 10 years.

—	Non-financial companies: 25% each year for the first three years, 15% in fourth year and 10% in fifth year.

Increases in unrealised losses that occur after June 30, 2002, during the transition period, related to the equity holdings existing as at December 31, 2001, will be absorbed during this period.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Decreases in the unrealised losses after June 30, 2002, that occur during the transition period, with reference to the equity holdings as at December 31, 2001, cannot result in a reduction in the levels of provisions set up in the transition period, except if the value of the provision set up exceeds what would be necessary if the transition rules were not applied.

Unrealised losses provided for in 2002 for equity holdings held as at December 31, 2001 were, in accordance with Regulation no. 4/2002, recognised against Reserves.

Income on these investments is recognised as and when received.

Loans and advances to customers and allowance for loan losses and sovereign risk

    Loans and advances to customers are reported at their outstanding principal amount.

Allowance for loan losses and credit risks for the banking Group is determined in accordance with the applicable regulatory requirements issued by the Bank of Portugal and comprises:

(i)
a specific allowance based on an aged analysis of overdue loans and interest. Loans are defined as being overdue after 30 days. The rate of allowance ranges from 1% to 100%, depending on the age of the debt in relation to its repayment date and varies according to whether or not the credit is collateralised as described in the following table:

Period since payment due	Class	Unsecured	Secured

Up to 3 months overdue(1)	I	1%	1%
Over 3 months but within 6 months	II	25%	10%
Over 6 months but within 12 months	III	50%	25%
Over 12 months but within 36 months	IV	100%	50%
Over 36 months	V	100%	100%

(1)	For consumer loans to individual and securitised consumer loans the rate of allowance is 1.5%

(ii)
a specific allowance for doubtful loans, in respect of each customer with overdue balance representing 25% or more of its total credit, such allowance being based on an amount not less than 50% of the average specific provision coverage required for that customer’s overdue credit;

(iii)
a general allowance to cover probable loan losses which are present in any portfolio of bank loans, including guarantee exposures, but which have not been specifically identified as non-performing. In accordance with the Bank of Portugal regulations, such allowance must not amount to less than 1% of the total performing loans and guarantees excluding instalment loans to individuals and securitised consumer loans, for which the minimum allowance required is 1.5%; and

(iv)
an allowance for a sovereign risk for financial assets and off-balance sheet items for credit facilities granted to foreign companies or governments considered to be of risk, with the following exceptions:

—	items in foreign branches that are expressed and are payable in the local currency of that country, which are covered by resources expressed in that same currency;

—	capital investments;

—	foreign branches of banks headquartered in the member states of the European Union;

—	items guaranteed by certain entities, as specified in current legislation, provided that the guarantee include transfer risk; and

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

—	foreign short-term commercial loans which comply with the Bank of Portugal rules for exemption.

For the Group’s subsidiaries located outside of Portugal, sovereign risk allowances are determined in accordance with local regulations.

In the application of the above loan loss allowance procedures there is an overriding requirement that the provision must be sufficient for commercial purposes.

Property and equipment

Property and equipment are stated at cost or at revalued amounts less accumulated depreciation, for the banking Group.

Revaluations were made up to 1998 by the banking Group, in accordance with applicable Portuguese legislation, by applying government-approved inflation indices to the historical costs and related accumulated depreciation. The movements arising from such revaluations were recorded in the revaluation reserve in shareholders’ equity. However, by the end of 2000, the revaluations reserves had all been incorporated into issued share capital of the subsidiaries and are consequently included into the consolidated retained earnings and reserves of the Group.

For the insurance sector Land and buildings are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least in the last 5 years, in accordance with the methods recognised by ISP, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months. Land and buildings in insurance undertakings are not depreciated.

Depreciation is based on cost or revalued amounts and calculated on a straight-line basis using annual rates permitted for tax purposes on a monthly basis. Such rates do not differ significantly from those estimated to be required by reference to useful lives of the related assets summarized below:

Estimated useful life (years)

Buildings (except insurance business)	50
Leasehold improvements	10
Computer equipment	4 - 5
Furniture and equipment	4 - 12

Depreciation relating to the revaluation element of fixed assets is only deductible up to 60% for tax purposes.

Investment in real estate

In accordance with Bank of Portugal regulation, investments in real estate arising out from recovered loans are recorded at the lower of cost or fair value less estimated selling cost and are not depreciated.

For the insurance sector real estate are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least during the last 5 years, in accordance with the methods recognised by ISP, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months. Real estate in insurance undertakings are not depreciated.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Intangible assets

Intangible assets are included under Other assets and mainly comprise purchased software, share issue costs, preference shares issue costs, costs incurred with the opening of new branches and other sundry intangible assets.

Intangible assets are amortised based on cost using the straight-line method on a monthly basis over three to five years.

Debtors arising out from direct insurance and reinsurance operations

Debtors arising out from direct insurance and reinsurance operations are reported net of allowance for doubtful accounts and are included under Other assets.

Insurance reserves

Claims outstanding reflects the estimated total outstanding liability for reported claims, and incurred but not reported claims (IBNR). Reserves are estimated by management based on experience and available data. Adjustments to these reserves are reflected in the financial statements in the years in which the estimate is revised or the claim is settled.

The mathematical reserves relating to obligations to pay life pensions resulting from workmen’s compensation claims is calculated by using actuarial assumptions and formulae established by the ISP, with reference to recognised actuarial methods and current labour legislation. In 2000, the ISP issued a new rule changing the actuarial assumptions to be used in the calculation of the mathematical reserves for workers compensation. In accordance with these new rules Tranquilidade recognised a short-fall in this mathematical reserve of EUR 15.0 million. Following the approval by the shareholders of Tranquilidade at the General Assembly meeting on March 30, 2001, in agreement with the ISP, this charge was booked under retained earnings in 2001. The effect of the charge on the consolidated retained earnings of the Group at December 31, 2001 was EUR 10 million corresponding to the Group’s ownership in Tranquilidade.

The life assurance reserves reflects the present value of the insurance business future obligations and arising from life policies written and are calculated using recognised actuarial methods within the scope of applicable legislation. These reserves are shown net of deferred acquisition costs, which are amortised in accordance with percentages established by the ISP.

Reserve for bonuses and rebates corresponds to the amounts attributable to policyholders or beneficiaries of insurance contracts, in the form of profit participation, which have not yet been specifically allocated and included in the life assurance reserve. Equalisation reserve is set-up for those lines of business that, given their nature, contain greater uncertainty as to the evolution of the claims ratio.

Reserve for unexpired risks is booked based on total estimated expected liability. Under the requirements of the ISP, this reserve is created whenever the sum of the claims ratio, expense ratio and reinsurance ratio is more than 1. This reserve is equal to the sum of unearned premiums and premiums not yet written for contracts in force, multiplied by the sum of the rates less 1. Starting in 2000 and in accordance with ISP rules, these reserves are calculated taking into account the investment ratio. In 2000, the effect of including the investment ratio amounted to a decrease of EUR 6.5 million.

The reserve for unearned premium is required for all non-life insurance premiums and reflects the part of the premiums written before the end of the year for which the risk period continues after the year end. This reserve is calculated using the pro-rata temporis method applied to each contract in force. In accordance with the rules of the ISP, the pro-rata temporis method is applied to the value of gross written premiums, net of acquisition costs.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Treasury shares

Treasury shares are carried at cost and deducted from shareholders’ equity. Gains and losses arising on the disposal of treasury shares are included in the statement of income.

Income taxes

The Group companies are subject to the various tax laws of the countries in which they are domiciled. For banking business, deferred taxation is provided for at the appropriate rate of taxation where there is a reasonable probability that such taxes will become payable in the foreseeable future. Deferred tax assets are not recognised in accordance with the Bank of Portugal rules.

During 2002, with the authorisation of the ISP the insurance business applied for the first time the deferred taxes accounting policy. Deferred taxation is provided for at the appropriate rate of taxation where there is a reasonable probability that such taxes will become payable or recoverable in the foreseeable future.

Retirement plans

Most Group companies, primarily BES, BIC, BES Investimento Tranquilidade and Tranquilidade Vida, operate defined benefit pension plans mainly arising under collective work contracts or under other arrangements complementary to State social security systems. Past service pension obligations are required to be determined actuarially each year and to be covered by independent pension funds or by provisions which under relevant legislation must be converted into fund contributions in the short to medium term.

Portuguese Banking Subsidiaries

In light of the liabilities assumed by the banking Group in Portugal within the framework as stipulated in the ACTV “Acordo Colectivo de Trabalho Vertical” for the Banking Sector, Pension funds (ACTV Pension Funds) designed to cover retirement benefits on account of age, including widows and orphans benefits and disability were set up for the entire work force.

In 1998 the banking Group decided to set up an autonomous open-end pension fund – the Fundo de Pensões Aberto GES – to cover complementary pension benefits of employees and pensioners.

Both funds, “Fundos de Pensões ACTV” and “Fundo de Pensões Aberto GES” are managed by ESAF – Espírito Santo Fundos de Pensões, S.A., a Group subsidiary.

In accordance with Regulation no. 12/2001 of the Bank of Portugal, effective from December 31, 2001, the projected benefit obligation is determined using the projected unit credit method, and following the actuarial and financial assumptions in compliance with those required by the Bank of Portugal, as described in Note 27.

In accordance with the referred Regulation, the annual pension expense that includes service cost, interest cost and the expected return on plan assets is recognised in the statement of income.

The actuarial gains and losses determined annually, arising from differences between the actuarial and financial assumptions used and real values obtained are recognised as an asset or liability and its accumulated value is recognised in the statement of income using the corridor method.

This method establishes that the actuarial gains and losses accumulated at the beginning of the year that exceed the greater of 10% of the pension liabilities or the fair value of plan assets, as at the beginning of the year, are recognised under Other assets and charged to statement of income over a ten year period. The actuarial gains and losses accumulated at the beginning of the year that are within the above mentioned limit, are accounted for under the corridor method also as Other assets and are not subject to amortisation.

In accordance with Regulation no. 12/2001, the expenses with pre-retirements incurred in 2002 are accounted for as an asset and amortised over 10 years. On May 23, 2001 the Bank of Portugal, through its

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Circular Letter nº 12/01/DSBDR, allowed the costs with pre-retirements liabilities to be recorded against retained earnings. In 2001, BES requested the authorisation of the Bank of Portugal, which was granted, to recognise these costs, in the amount of EUR 66.8 millions, against the share premium balance.

The amortisation of the shortfall calculated as at December 31, 1994, regarding employees with estimated retirement date after December 31, 1997, is being charged against the statement of income, on a systematic basis during their expected service years. Annually, extraordinary charges (anticipation charges) are made as a result of the reduction of the population covered by this scheme.

The banking Group make payments to the fund in order to maintain its solvency and to comply with the minimum levels required by the Bank of Portugal, which based on Regulation no. 12/2001 are the following:

•	the liability with pensioners shall be totally funded at the end of each year;

•	the liability with employees in service shall be funded at a minimum level of 95%.

Portuguese Insurance Subsidiaries

In accordance with the collective labor agreement for the insurance industry in Portugal, insurance companies pay their employees, who joined the insurance industry before June 1995, a supplementary pension, in addition to the state pension.

Obligations for all past service benefits, whether funded or not, are required by the ISP, to be determined actuarially in accordance with prescribed mortality tables and assumptions (see Note 27).

Any increases in vested benefits, for whatever reason (including actuarial gains and losses), must be recognised in the statement of income as and when they arise.

In 2002, the ISP authorised the Insurance companies to recognise in the statement of income, during a period of three years, the curtailment costs incurred in the year. The impact of adopting this policy by Tranquilidade is shown in Note 27.

Depositor’s guarantee fund

A depositors’ guarantee fund was established by the Portuguese banking regulatory authorities in 1994 in application of Decree-Law nº 298, of December 31, 1992 requiring the participation of the Portuguese banks of the Group.

From January 1, 1995, the amount of the annual contribution has been determined based on 0.1% of the prior year’s average monthly eligible deposits established by the Portuguese regulatory authorities. Annually the Bank of Portugal determines the portion of the annual contribution that must be paid, being the remaining accounted for as an off-balance sheet item and guaranteed by Certificates of Deposit.

The paid portion of the annual contributions are recognised as an expense for the financial year in which payment is made. The unpaid portion of the annual contribution that is guaranteed by certificates of deposit will be recognised as an expense, when and if the Deposit Guarantee Fund requires its payment.

Distribution of bonus to employees

In accordance with the by-laws of certain subsidiaries, shareholders are required to approve at the annual general meetings any percentage of profits to be paid to employees. The Boards of Directors decide on the most appropriate criteria for allocation of this amount among employees. These amounts payable to the employees are considered to be a distribution of profits on the same basis as dividends payable to the shareholders because they are legally a reallocation of entitlements from shareholders to employees. This payment is charged to retained earnings and is deductible for tax purposes from the profits of the year to which it relates.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Securitised assets

The Group carries out asset securitisation transactions with specific financial entities, set up by third parties for that purpose, whose funding is financed by debt issuance, by those entities in international financial markets. The Group’s accounting policy relative to these transactions is to record the sale of assets and derecognise them from the balance sheet whenever the buyer (financial entity) acquires, without recourse, all rights and obligations inherent to these assets (see Note 34). The gain or loss generated in these operations if any, measured by the difference between the proceeds and the book value of the assets sold is recognised as a gain or loss for the period.

The securities acquired by the Group following these transactions are recognised as investment securities.

With respect to Instruction no. 27/2000 of Bank of Portugal, provisions are recorded against the securities or other assets acquired, by an equivalent amount to the provisions for general and specific risks that the assets sold would require if they had remained in the balance sheet, considering as a limit the book value of the securities and of the other assets acquired.

Finance lease

•	As lessee

Finance lease contracts are recorded at the inception date, under Property and equipment, at the cost of asset leased, which is equal to the present value of outstanding lease instalments. The asset is depreciated following the accounting policies applicable to the remaining Property and equipment.

Instalments comprise (i) an interest charge, and (ii) amortisation of principal, which is deducted from Accrued interest and other liabilities. Financial charges are recognised as costs over the lease period, in order to produce a constant periodic rate of interest on the remaining balance of liability for each financial year.

•	As lessor

Assets leased out are recorded in the balance sheet as loans granted, for the amount equal to the net investment made in the leased assets.

Interest included in instalments charged to customers is recorded as revenue, while amortisation of principal, also included in the instalments, is deducted from the global amount of the capital financed. The recognition of the financial earnings reflects a constant periodic rate of return on the lessor’s net outstanding investment.

Comparative figures

Certain prior year figures have been reclassified and have been subject to additional disclosures to conform to the current year presentation.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 3 — CASH AND CASH EQUIVALENTS

December 31,
	2001	2002

(In millions of Euro)
Cash and due from banks	2 028.6	1 815.2
Interest-earning deposits with banks	3 497.2	4 929.7

Total	5 525.8	6 744.9
Less: deposits maturing over 3 months	(1 501.3)	(1 310.9)

Total cash and cash equivalents	4 024.5	5 434.0

The balance Cash and cash equivalents includes mandatory deposits with the Bank of Portugal, in the amount of EUR 754.7 million (2001: EUR 449.8 million), intended to satisfy legal minimum cash requirements. According to the European Central Bank Regulation (CE) no. 2818/98, of December 1, 1998, minimum cash requirements kept as deposits with the Bank of Portugal earn interest, and correspond to 2% of deposits and debt certificates maturing in less than 2 years, excluding deposits and debt certificates of institutions subject to the European System of Central Banks’ minimum reserves requirements. At the end of the period, these deposits earned interest at an average rate of 3.28% (31 December 2001 – 4.34%).

With the introduction of the new legal regime for minimum cash requirements, the Group was required to subscribe certificates of deposit, series A and B, issued by the Bank of Portugal, which are included under Interest-earning deposits with banks.

As at 31 December 2002, the Group only held series B certificates of deposit, in the amount of EUR 175.6 million (2001: EUR 259.2 million), which bear interest at the average annual rate of 3.35% (2001 – 4.55%). During 2002, the following movements occurred i) repayment of series B certificates of deposit in the amount of EUR 80.9 million; ii) payment of the annual contribution to Deposit Guarantee Fund (DGF), through delivery of certificates in the amount of EUR 2.8 million. BES Açores, which was for the first time consolidated in 2002, has certificates of deposit amounting to EUR 0.1 million.

As referred to in the accounting policies related to Depositor’s guarantee fund included in Note 2, from the total amount of certificates of deposit, EUR 40.0 million (2001 – EUR 25.4 million) are pledged in guarantee of the irrevocable commitment for payment of the remaining portion (unpaid portion) of annual contribution from 1997 to 2002 (2001 – from 1997 to 2001) to the Depositor’s guarantee fund.

Besides certificates of deposit, the main interest-earning deposits with banks, as at 31 December 2002, bore interest at an average annual interest rate of 2.86% (2001 – 4.52%). Interest-earning deposits abroad, bear interest at international market rates where the Group operates.

Interest-earning deposits with banks is net of a provision of EUR 0.5 million set up in prior years (see Note 19).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The analysis of Cash and due from banks and Interest-earning deposits with banks by period to maturity, as at December 31, 2002, is as follows:

	December 31,
	2001	2002

	(In millions of Euro)
Deposits with the Bank of Portugal as part of regulatory deposits	449.8	754.7
Up to 3 months	4 024.5	5 434.0
3 to 12 months	551.7	454.1
1 to 5 years	490.8	4.0
More than 5 years	9.0	98.1

	5 525.8	6 744.9

NOTE 4 — TRADING ACCOUNT SECURITIES

	December 31,
	2001	2002

	(In millions of Euro)
Government agency securities	275.3	85.6
Corporate debt securities	194.2	167.7
Marketable equity securities	156.1	230.0

	625.6	483.3

Government agency securities for trading purposes include Portuguese securities amounting to EUR 85.6 million at December 31, 2002 (2001 EUR 275.3 million).

NOTE 5 — INVESTMENT SECURITIES

Investment securities are analysed as follows:

	December 31,
	2001	2002

	(In millions of Euro)
Securities available for sale	7 377.5	7 145.6
Securities held to maturity	914.7	802.1

	8 292.2	7 947.7

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Investment securities comprise of securities available for sale and securities held to maturity as follows:

SECURITIES AVAILABLE FOR SALE

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains (losses) not recorded	Market value

	(In millions of Euro)
December 31, 2002
Government agency securities	1 881.1	(1.1)	1 880.0	26.8	1 906.8
Corporate debt securities	4 358.7	(147.1)	4 211.6	19.4	4 231.0
Marketable equity securities	1 335.2	(281.2)	1 054.0	15.4	1 069.4

	7 575.0	(429.4)	7 145.6	61.6	7 207.2

	Historical cost	Unrealised (losses) recorded	Carrying amount	Unrealised gains (losses) not recorded	Market value

	(In millions of Euro)
December 31, 2001
Government agency securities	1 912.9	(12.5)	1 900.4	(13.2)	1 887.2
Corporate debt securities	4 455.2	(116.9)	4 338.3	27.8	4 366.1
Marketable equity securities	1 284.2	(145.4)	1 138.8	6.1	1 144.9

	7 652.3	(274.8)	7 377.5	20.7	7 398.2

As referred to in Note 2, Tranquilidade Vida adopted the transition rules issued by the ISP allowing the deferral of unrealised losses generated in the investments portfolio in 2001 not compensated by the Fund for future appropriations and the Regulatory revaluation reserve. On this basis in 2001 the Unrealised losses recorded included the amount of EUR 82.5 million that were deferred in that year and therefore included under Other assets (see Note 9). Due to movements in the investment portfolio, the total unrealised losses deferred as at December 31, 2002 amount to EUR 70.8 million, also included in Unrealised losses recorded, and no amortisation was booked in this year.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

SECURITIES HELD TO MATURITY

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market value

	(In millions of Euro)
December 31, 2002
Government agency securities	725.6	(2.7)	722.9	2.9	725.8
Corporate debt securities	79.3	(0.1)	79.2	0.5	79.7

	804.9	(2.8)	802.1	3.4	805.5

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market value

	(In millions of Euro)
December 31, 2001
Government agency securities	851.5	(3.2)	848.3	3.1	851.4
Corporate debt securities	66.5	(0.1)	66.4	0.3	66.7

	918.0	(3.3)	914.7	3.4	918.1

Unrealised losses were recorded, amounting to EUR 432.2 million (2001: 278.1 million) through provisions which are presented in Note 19.

Proceeds from sales of debt securities (government agency securities and corporate debt securities) and gross realised gains and losses on sales of securities were as follows:

	Year ended December 31,
	2000	2001	2002

	(In millions of Euro)
Proceeds from sales of debt securities	6 309.6	26 815.1	740 140.1
Gross realised gains	200.4	158.4	123.4
Gross realised losses	55.0	156.3	99.8

The maturities of debt securities are as follows:

	December 31, 2002
	Securities available for sale		Securities held to maturity
	Cost	Market value	Cost	Market value

	(In millions of Euro)
Due within one year	610.4	606.9	149.8	150.0
Due from one to five year	1 528.0	1 434.8	606.2	606.5
Due from five to ten years	2 532.2	2 509.0	48.9	49.0
Due after more than ten years	1 569.2	1 587.1	—	—

	6 239.8	6 137.8	804.9	805.5

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

	December 31, 2001
	Securities available for sale		Securities held to maturity
	Cost	Market value	Cost	Market value

	(In millions of Euro)
Due within one year	708.3	706.9	129.0	129.7
Due from one to five year	2 178.0	2 126.4	636.1	636.1
Due from five to ten years	1 999.7	1 980.5	152.2	151.6
Due after more than ten years	1 482.1	1 439.5	0.7	0.7

	6 368.1	6 253.3	918.0	918.1

NOTE 6 — LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers consist of the following:

	December 31,
	2001	2002

	(In millions of Euro)
Domestic (originated and advanced in Portugal)
Commercial lines of credit	7 364.1	8 387.6
Mortgage loans	8 245.7	8 269.9
Instalment loans to individuals	1 850.2	1 131.1
Commercial bills discounted	932.5	1 053.3
Overdrafts	375.6	530.9
Finance leases	1 058.3	911.1
Other credit instruments and bills	325.2	420.0
Factoring	409.8	531.8
Loans to financial institutions	92.7	26.6
Other loans	530.1	1 161.9

	21 184.2	22 424.2

Foreign
Commercial loans	4 230.9	4 084.9
Loans to foreign financial institutions	129.5	79.5

	4 360.4	4 164.4

Overdue loans and interest
Domestic	447.8	550.2
Foreign	45.4	60.7

	493.2	610.9

Loans and advances to customers, gross	26 037.8	27 199.5
Less: allowance for loan losses	(637.4)	(782.6)

Loans and advances to customers, net	25 400.4	26 416.9

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

As at 31 December 2002, Loans and advances to customers, Securities, Guarantees and specific provisions by sector of activity can be analysed as follows:

	December 31, 2002

	Loans and advances to customers

Sector of activity	Loans	Overdue	Total	Guarantees	Total	Specific provisions

Agriculture	258.8	5.7	264.5	33.3	297.8	8.9
Mining	92.1	3.2	95.3	7.0	102.3	2.8
Food, beverage and tobacco	502.7	10.3	513.0	110.4	623.4	16.2
Textiles	350.2	17.7	367.9	43.4	411.3	21.5
Shoes	113.7	3.5	117.2	8.2	125.4	7.1
Wood and cork	152.3	7.3	159.6	12.9	172.5	12.9
Printing and publishing	266.0	2.9	268.9	35.7	304.6	5.8
Oil refining	11.0	0.1	11.1	30.3	41.4	0.1
Non-metalic minerals	257.1	5.2	262.3	32.9	295.2	9.8
Metalic products	253.2	7.7	260.9	31.6	292.5	12.8
Machinery, electronic and electric devices	241.8	6.9	248.7	34.5	283.2	9.7
Production of transport material	290.8	22.3	313.1	77.0	390.1	33.2
Other transforming industries	93.3	4.1	97.4	54.7	152.1	4.3
Electricity, gas and water	407.8	7.5	415.3	24.3	439.6	8.4
Construction	442.9	9.5	452.4	269.6	722.0	4.4
Wholesale and retail	2 320.7	50.3	2 371.0	840.4	3 211.4	61.2
Restaurant and hotels	2 491.4	88.2	2 579.6	438.8	3 018.4	141.1
Transport and communications	363.3	4.6	367.9	64.7	432.6	8.8
Telecommunications	872.4	12.5	884.9	328.1	1 213.0	15.8
Financial institutions	1 663.5	11.8	1 675.3	776.3	2 451.6	21.9
Real estate	2 209.8	32.9	2 242.7	356.5	2 599.2	33.7
Services	1 356.8	19.8	1 376.6	310.6	1 687.2	24.8
Public services	216.3	—	216.3	52.8	269.1	—
Non-profit organisations	739.4	7.0	746.4	88.8	835.2	14.4
Mortage-loans	8 513.0	131.4	8 644.4	24.1	8 668.5	132.8
Consumer loans	1 778.1	101.0	1 879.1	115.4	1 994.5	143.0
Other	330.2	37.5	367.7	318.2	685.9	27.2

	26 588.6	610.9	27 199.5	4 520.5	31 720.0	782.6

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Loans and advances to customers are attributable to the following countries:

	2001				2002

	Loans	Overdue	Total	%	Loans	Overdue	Total	%

	(In millions of Euro)				(In millions of Euro)
Portugal	20 905.2	412.7	21 317.9	81.9	22 104.8	508.4	22 613.2	83.1
Spain	1 148.8	16.3	1 165.1	4.5	1 211.2	23.3	1 234.5	4.5
France	433.0	36.0	469.0	1.8	428.4	41.9	470.3	1.7
United Kingdom	438.3	4.5	442.8	1.7	448.4	—	448.4	1.7
Angola	96.5	0.2	96.7	0.4	8.6	—	8.6	—
USA	268.9	12.3	281.2	1.1	323.1	14.5	337.6	1.2
Brazil	86.5	—	86.5	0.3	58.9	1.6	60.5	0.2
Switzerland	67.1	0.3	67.4	0.2	56.2	12.4	68.6	0.3
Luxembourg	285.5	—	285.5	1.1	326.6	—	326.6	1.2
Gibraltar	—	—	—	—	98.2	—	98.2	0.4
British Virgin Islands	831.9	—	831.9	3.2	803.1	—	803.1	3.0
Bahamas	167.1	—	167.1	0.6	92.4	—	92.4	0.3
Other	815.8	10.9	826.7	3.2	628.7	8.8	637.5	2.4

	25 544.6	493.2	26 037.8	100.0	26 588.6	610.9	27 199.5	100.0

Less : allowance for loan losses	(307.2)	(330.2)	(637.4)		(396.1)	(386.5)	(782.6)

	25 237.4	163.0	25 400.4		26 192.5	224.4	26 416.9

The movement on the Allowance for loan losses is as follows:

	Year ended December 31,

	2000	2001	2002

	(In millions of Euro)
At beginning of year	529.8	625.6	637.4
Addition relating to newly acquired subsidiary	11.7	—	—
Charge for the year	198.9	200.3	312.0
Write-backs for the year	(63.7)	(57.2)	(80.2)
Write-offs	(61.2)	(141.3)	(103.0)
Other adjustments	10.1	10.0	16.4

At end of year	625.6	637.4	782.6

The loan portfolio has the following maturities:

Year ended December 31,

	2001	2002

(In millions of Euro)
Up to 3 months	5 840.0	6 748.7
From 3 to 12 months	5 221.4	3 423.6
From 1 to 5 years	4 674.5	5 600.4
More than 5 years	9 851.8	10 878.0
Undetermined maturities	450.1	548.8

Total	26 037.8	27 199.5

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 7 — OTHER EQUITY HOLDINGS

	December 31,

	2001	2002	2001	2002

	Voting interest (%)		Book amount

Portugal Telecom	1.45	2.80	179.8	327.2
PT Multimédia (PTM)	8.13	8.13	296.1	296.1
Bradesco(1)	1.43	3.29	109.7	162.8
BMCE Bank	2.77	2.77	26.4	25.1
Interatlântico SA (IASA)(1)	100.00	19.00	—	—
Kredyt Bank BPI (2)	19.86	—	140.0	—
Others(3)	—	—	72.8	27.3

			824.8	838.5
Less: Provision for unrealised losses			(70.5)	(30.1)

			754.3	808.4

(1)
Interatlântico was acquired in September 1997 and has been accounted for under the equity method since that date. In September 1999, the Group’s proportionate share on the losses of IASA, reduced the investment in the equity of this associated company to zero. During 2002, the restructuring process of IASA was finalised. As a result. the Group increased its stake in Banco Bradesco SA (3.29%), and disposed of 81% of its stake capital in IASA. Currently, the Group holds 19% of the voting rights in IASA and 6.1% of the economic interest. The gain on sale recognised by the Group amounts to approximately EUR 6.5 million, net of minority interest.

(2)
At the beginning of 2002. the investment in Kredyt Bank was transferred to the Investment Securities portfolio because of the Group’s intention to sell this investment. The sale was completed at the end of the first quarter and generated a gain for the Group of approximately EUR 5.8 million, net of minority interest.

(3)	Under Others are included the investment in associated companies accounted for under the equity method.

The provisions for Other equity holdings, as at December 31, 2002, were determined based on the Bank of Portugal Regulations no. 3/95 of June 30, and no. 4/2002 of July 25, relating to the following companies:

	December 31, 2002

Portugal Telecom	7.3
PT Multimedia	15.3
Banco Bradesco	4.5
BMCE	0.7
Others	2.3

	30.1	(1)

(1)	From this amount EUR 24.4 million were calculated and set up following the rules of Regulation 4/2002 of the Bank of Portugal.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The application of Regulation no. 4/2002, on a consolidated basis, to the eligible equity holdings (included both under Investment securities available for sale and under Other equity holdings), resulted in the identification of unrealised losses which were calculated using the average of the daily stock price over the last sixth months and are as follows:

					Provisions

Company	Acquisition cost	Market value	Unrealised losses	15% of the acquisition cost	Total	Minimun	Remaining (Deduction in regulatory capital)
	(1)	(2)	(3) = (1-2)	(4) = (1x 15%)	(5) = (3 – 4)	(6) = (40% x 5)	(7) = (5 – 6)

Portugal Telecom	327.2	205.5	121.9	49.1	72.9	29.2	43.7
Transition rule	326.4	204.5	121.9	49.0	72.9	29.2	43.7
Normal rule	0.8	1.0	—	0.1	—	—	—
PT Multimedia	296.1	98.5	197.6	44.4	153.2	61.2	92.0
Banco Bradesco – Pref.	71.6	51.8	19.8	10.7	9.1	3.6	5.5
Transition rule	50.3	39.5	10.8	7.5	3.3	1.3	2.0
Normal rule	21.3	12.3	9.0	3.2	5.8	2.3	3.5
Banco Bradesco – Ord.	91.2	59.2	32.0	13.7	18.3	7.3	11.0
BMCE	25.1	14.6	10.5	3.8	6.7	2.7	4.0
Novabase(1)	24.6	13.1	11.5	3.7	8.3	3.3	5.0
Transition rule	16.6	5.8	10.8	2.5	8.3	3.3	5.0
Normal rule	8.0	7.3	0.7	1.2	—	—	—
Others(1)	51.3	47.0	47.4	7.2	20.8	11.0	9.8

Total elegible equity holdings	887.1	489.7	440.7	132.6	289.3	118.3	171.0

(1)	Equity holdings included under Investment securities available for sale

As mentioned in Note 2, the application of the transition rules, as described on the above mentioned Regulation, allows the recognition of the unrealised losses, for accounting purposes and for deduction to regulatory capital, on a consolidated basis, to be made over the following periods:

	Provisions		Deduction to regulatorycapital (annual)

	Income statement	Reserves		Total

2002	2.7	29.2	45.4	77.3
2003	—	28.8	41.9	70.7
2004	28.8	—	41.9	70.7
2005	17.3	—	25.1	42.4
2006	11.5	—	16.7	28.2

	60.3	58.0	171.0	289.3

The total provisions set up by the Group during 2002 based on Regulation no. 4/2002, amounted to EUR 31.9 million, of which EUR 24.4 million were considered as a deduction to Other equity holdings and the remaining as a deduction to Investments securities available for sale. From this provision, EUR 29.2 million were taken to reserves by the banking Group, with an impact on the Group’s consolidated reserves of EUR 9.4 million, net of EUR 19.8 million of minority interest.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 8 — PROPERTY AND EQUIPMENT

Property and equipment included in the consolidated balance sheets are as follows:

	December 31, 2001			December 31, 2002

	Cost of acquisition	Revaluation	Total	Cost of acquisition	Revaluation	Total

	(In millions of Euro)
Cost
Land and buildings	216.0	304.0	520.0	226.0	299.5	525.5
Leasehold improvements	137.8	—	137.8	154.6	—	154.6
Furniture and equipment	444.6	33.0	477.6	487.4	37.5	524.9
Construction in progress	35.9	—	35.9	22.1	—	22.1

Total cost	834.3	337.0	1 171.3	890.1	337.0	1 227.1

Depreciation
Land and buildings	(25.1)	(167.0)	(192.1)	(26.5)	(169.4)	(195.9)
Leasehold improvements	(86.1)	—	(86.1)	(99.1)	—	(99.1)
Furniture and equipment	(331.1)	(32.2)	(363.3)	(372.7)	(31.8)	(404.5)

Total accumulated depreciation	(442.3)	(199.2)	(641.5)	(498.3)	(201.2)	(699.5)

Net Book amount	392.0	137.8	529.8	391.8	135.8	527.6

The movement on Property and equipment (net) for the year 2002 was the following:

	Opening balance	Additions	Disposals	Depreciation	Transfers	Currency translation effect and other	Ending balance

	(In millions of Euro)
Land and buildings	327.9	7.8	(5.4)	(16.3)	13.2	2.4	329.6
Leasehold improvement	51.7	6.8	(0.1)	(2.9)	—	—	55,5
Furniture and equipment	114.3	32.8	(4.6)	(46.4)	22.9	1.4	120.4
Construction in progress	35.9	22.1	(0.2)	—	(35.5)	(0.2)	22,1

Total	529.8	69.5	(10.3)	(65.6)	0.6	3.6	527.6

The depreciation charge of the year 2002 amounts to EUR 65.6 millions (2001: EUR 62.9 millions).

The Group has commitments under various operating lease agreements for office properties and equipment through the years 2002 to 2006. At December 31, 2002, future minimum lease payments under non-cancellable operating leases with lease terms in excess of one year are as follows:

Year	(In millions of Euro)

2003	1.9
2004	0.8
2005	0.7
2006	0.5

3.9

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 9 — OTHER ASSETS

	December 31,
	2001	2002

	(In millions of Euro)
Investment in real estate	130.4	151.6
Investments arising out of recovered loans (securities)	12.9	—
Receivable from clients on pending stock exchange transactions	338.5	163.2
Other debtors	42.8	370.1
Lending transactions pending settlement	28.4	22.9
Accrued income	128.2	106.2
Futures and options	34.4	14.5
Collaterised deposits	74.7	70.7
Gold, other precious metals, numismatic, coins and other liquid assets	41.3	14.4
Deferred tax assets	—	35.9
Software	157.5	105.3
Work in progress (software)	11.0	78.4
Other intangibles	17.6	16.7
Deferred unrealised losses on the investment portfolio	82.5	70.8
Deferred actuarial losses
Corridor	82.5	113.5
Outside the corridor	4.8	228.4
Deferred costs related to bonds issue	1.6	609.3
Exchange differences in investments	23.4	104.0
Debtors arising out of direct insurance and reinsurance operations	79.5	69.4
Recoverable subsidies on mortgages loans	65.5	61.9

	1 357.5	2 407.2

Investment in real estate include the following:

	December 31,
	2001		2002
	Acquisition cost	Fair value	Acquisition cost	Fair value

	(In millions of Euro)
Investment arising out from recovered loans (real estate)	53.9	47.0	64.1	54.7
Investment property arising out from insurance business
Life	17.3	16.8	17.4	17.1
Non-life	6.1	57.7	24.1	74.1
Other	10.4	8.9	4.3	5.7

	87.7	130.4	109.9	151.6

Investments arising out from recovered loans (real estate) are accounted for net of a provisions of EUR 9.4 million (2001: EUR 6.9 million) (see Note 19) in order to reflect the unrealised losses related with these investments. Investment property arising out from insurance business are accounted for at market value according to the accounting policy described in Note 2.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

As at December 31, 2001 and 2002, the balance of Receivable from clients on pending stock exchange transactions, both in the assets and liabilities side (see Note 14), shows the net balance of the Group’s sale and purchase orders for which settlements has not yet been received or paid.

As at December 31, 2002 Other debtors include debtors arising out from banking operations amounting to EUR 226.3 million and from insurance operations amounting to EUR 143.8 million.

As referred to in Note 2, the insurance companies accounted for the first time in 2002, deferred tax resulting in the recognition of an asset of EUR 35.9 million. EUR 4.7 million were booked against Retained earnings of the companies with an impact of EUR 2.5 million net of minority interest on the Group’s Retained earnings, and EUR 31.2 million to the statement of income.

The deferred tax asset recognised is analysed as follows:

December 31,
2002

(In millions of Euro)
Deferred tax asset on:
Tax losses carried forward	93.3
Temporary differences:
Unrealised losses on investment securities	22.6

115.9

Deferred tax liability on:
Temporary differences:
Unrealised gains on investment securities	13.3
Others	7.5

20.8

Deferred tax asset (net)	95.1
Allowance for deferred tax asset	(59.2)

Deferred tax asset recognised	35.9

As referred to in Note 2, Tranquilidade Vida adopted the transition rules issued by the ISP allowing the deferral of unrealised losses generated in the investment portfolio in 2001 not compensated by the Fund for futures appropriations and the Regulatory revaluation reserve. The total amount deferred in 2001 amounted to EUR 91.7 millions of which 10% was recorded in the statement of income in that year, before minority interest. Due to movements in the investment portfolio, the total unrealised losses deferred as at December 31, 2002 amount to EUR 70.8 millions and no amortisation was booked in this year. The actual unrealised losses, net of minority interest, will be taken to the statement of income by December 31, 2003.

In accordance with the accounting policy described in Note 2, the actuarial gains and losses are classified under Deferred actuarial losses – corridor. The amount outside the corridor (exceeding 10% of the greater of the plan assets on the projected benefit obligations) will be amortised over a period of 10 years (see Note 27).

As at December 31, 2002, Deferred costs related to bonds issued correspond to the interest in the zero coupon bonds recognised as a liability for the value of its reimbursement against Deferred cost, in accordance with Bank of Portugal rules.

The balance of Exchange differences in investments, represent the cumulative exchange differences, between the acquisition date and December 31, 2001 and 2002, of unconsolidated investments denominated in foreign currency, as defined in the accounting policy described in Note 2. The amount, as at December 31, 2002, is mainly explained by the exchange difference arising from the investment in Banco Bradesco.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The balance of Debtors arising out of direct insurance and reinsurance operations as at December 31, 2001 and 2002 is net of a provision from doubtful debts amounting to EUR 16.6 million and EUR 16.3 million, respectively. The movement in this provision is shown on Note 19.

NOTE 10 — DEMAND AND TIME DEPOSITS

The following is a summary of the Group’s customer deposit accounts:

December 31,
	2001	2002

(In millions of Euro)
Demand deposits
Domestic	6 038.6	6 081.9
International	618.3	750.3

	6 656.9	6 832.2

Time deposits
Domestic	7 545.3	7 973.2
International	4 475.4	4 410.2

	12 020.7	12 383.4

The following is an analysis of interest and non-interest bearing customer deposits, in total and by country:

	December 31,
	2001	2002

	(In millions of Euro)
Total deposits
Non-interest bearing	188.6	70.5
Interest bearing	18 489.0	19 145.1

	18 677.6	19 215.6

Deposits by country
Domestic:
Non-interest bearing	81.1	7.1
Interest bearing	13 502.8	14 048.0

	13 583.9	14 055.1

International:
Non-interest bearing	107.5	63.4
Interest-bearing	4 986.2	5 097.1

	5 093.7	5 160.5

	18 677.6	19 215.6

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 11 — OTHER SHORT-TERM BORROWINGS

Short-term borrowings comprise of the following:

	December 31,
	2001	2002

	(In millions of Euro)
Financing from interbank money market	222.3	104.4
Overdrafts	602.1	183.5
Short-term loans	463.0	941.0
Others	641.9	204.6

	1 929.3	1 433.5

Unused lines of credit for short-term financing amount to EUR 55.9 million at December 31, 2002 (2001: EUR 54.3 million).

NOTE 12 — MATURITIES OF DEPOSITS AND SHORT-TERM BORROWINGS

Deposits, Securities sold under repurchase agreements and Other short-term borrowings are as follows:

December 31,
	2001	2002

(In millions of Euro)
Deposits from banks	3 698.4	3 977.0
Demand deposits	6 656.9	6 832.2
Time deposits	12 020.7	12 383.4
Securities sold under repurchase agreements	761.9	1 536.3
Other short-term borrowings	1 929.3	1 433.5

	25 067.2	26 162.4

Deposits, Securities sold under repurchase agreements and Other short-term borrowings have the following maturities:

	December 31,
	2001	2002

	(In millions of Euro)
Demand	7 641.6	7 847.6
Up to 3 months	11 543.3	13 115.9
From 3 to 12 months	5 348.2	3 860.8
From 1 to 5 years	403.5	795.4
More than 5 years	130.6	542.7

Total	25 067.2	26 162.4

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 13 — INSURANCE RESERVES

Hereunder is the break-down of the insurance reserves:

	December 31,
	2001			2002
	Direct business	Reinsurance ceded	Net	Direct business	Reinsurance ceded	Net

	(In millions of Euro)
Unearned premiums reserve	103.4	15.8	87.6	111.7	10.9	100.8
Life assurance reserve	3 711.4	0.2	3 711.2	4 024.1	0.3	4 023.8
Claims outstanding	467.9	33.0	434.9	497.4	28.1	469.3
Unexpired risk reserve	20.9	—	20.9	16.5	—	16.5
Bonus and rebates reserve	10.4	2.6	7.8	10.1	2.6	7.5
Equalisation reserve	2.0	—	2.0	2.3	—	2.3
Life assurance policies reserve where the risk on investment is borne by the policyholders	236.7	—	236.7	357.3	—	357.3

	4 552.7	51.6	4 501.1	5 019.4	41.9	4 977.5

The unearned premiums reserve of direct business is net of deferred acquisition costs and is as follows:

	December 31,
	2001	2002

	(In millions of Euro)
Unearned premiums	128.0	137.3
Deferred acquisition costs	(24.6)	(25.6)

	103.4	111.7

The direct life assurance reserve is net of deferred acquisition costs, as follows:

	December 31,
	2001	2002

	(In millions of Euro)
Life assurance reserve	3 712.3	4 024.8
Deferred acquisition costs	(0.9)	(0.7)

	3 711.4	4 024.1

The technical reserve for life assurance policies where the risk on investment is borne by the policyholders, represents the capitalised value of the premiums received related to “unit linked” policies plus the respective investment income.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Claims outstanding are the following:

	December 31,
	2001			2002
	Direct business	Reinsurance ceded	Net	Direct business	Reinsurance ceded	Net

	(In millions of Euro)
Life assurance	29.1	1.2	27.9	46.1	1.2	44.9
Workmen’s compensation	164.1	—	164.1	162.0	—	162.0
Other lines of business	274.7	31.8	242.9	289.3	26.9	262.4

	467.9	33.0	434.9	497.4	28.1	469.3

Claims outstanding represent unsettled claims occurring before December 31, 2001 and 2002 and include an amount of EUR 22.9 million and EUR 14.6 million, respectively for incurred but not reported claims (IBNR). Included in the amount of claims outstanding for workmen’s compensation is EUR 132.1 milion and EUR 131.1 million at December 31, 2001 and 2002, respectively, relating to the mathematical reserve for workmen’s compensation.

NOTE 14 — ACCRUED INTEREST AND OTHER LIABILITIES

	December 31,
	2001	2002

	(In millions of Euro)
Amounts owed to customers	8.6	8.8
Income tax payable	25.6	20.2
Public sector	20.3	21.4
Non resident creditors	46.8	30.9
Suppliers	29.0	32.4
Accrued interest	405.1	395.9
Other creditors	131.1	89.4
Deferred income	44.7	52.3
Other liabilities	252.7	150.4
Stock exchange transactions pending settlement	59.7	185.9
Collections pending settlement	31.2	24.8
Provision for liabilities and charges	77.3	76.2

	1 132.1	1 088.6

The movement in Provision for liabilities and charges is presented in Note 19.

As at December 31, 2002 Other liabilities include an amount of EUR 56.2 million related to creditors arising from banking operations and EUR 94.2 related to creditors arising from insurance operations.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 15 — CORPORATE BORROWINGS AND LONG-TERM DEBT

	December 31, 2001			December 31, 2002
Borrowing entity	Amount	Weighted average interest rate	Maturity/year	Amount	Weighted average interest rate	Maturity/year

	(In millions of Euro)
ESFG
Floating rate notes	136.0(c)	4.6%	2002	—	—	—
BES
Bank borrowings	569.3	4.2%	2002-after 2005	1 120.3	3.5%	2006-after 2006
Corporate bonds	443.0	2.6%-8.1%	2002-after 2005	1 095.0	1.4%-6.5%	2003-after 2006
Corporate bonds	298.4	a)	2002-after 2005	246.1	a)	2003-after 2006
Subordinated debts	275.0	4.0%	2003-after 2005	270.4	3.6%	after 2006
BES Finance
Subordinated debts	983.7	6.1%	after 2005	1 238.2	6.7%	after 2006
Corporate bonds	4 038.0	b)	2002-after 2005	3 944.6	b)	2003-after 2006
Corporate bonds	—	—	—	21.4	3M HKD HIB.	2006
BES Investimento					+ 25.5bp
Long-term debt	13.0	2.2%	2002-2003	7.6	3.6%	2003
Unsecured bond indentures	209.5	3.8%	2002-after 2005	110.6	4.5%	2003-after 2006
Subordinated debt	49.9	4.5%	after 2005	49.1	3.4%	2006-after 2006
BIC
Subordinated debt	80.7	4.2%	2002-after 2005	76.5	4.2%	2003-after 2006
Corporate Bonds	1 647.0	4.3%-6.2%	2003-after 2005	1 739.7	4.3%-6.2%	after 2006
Corporate Bonds	57.0	6MEurib+15bp	2003	—	6M Eurib+15bp	2003
Corporate Bonds	79.8	6MEurib+65bp	2008	149.1	6M Eurib+65bp	after 2006
ESF (P)
Debenture loan	60.0	4.9%	after 2005	56.7	3.9%	2006
BESV
Long-term debt	—	—	—	9.7	1.5%	after 2006
BESPAR
Long-term debt	5.1	5.3%	2003	—	—	—
Shareholders’ loans from minority interest	23.5	—	after 2005	33.6	—	after 2006
BES Mobiliária SA
Long-term debt	303.3	3.8%	2002-after 2005	158.3	3.6%	2003-2006
Corporate Bonds	48.2	6M Euribor	2005	—	6M Euribor	2005
Subordinated debts	2.5	4.4%	after 2005	12.0	4.0%	after 2006
BES Imobiliária SA
Long-term debt	193.1	3.9%	2002-2004	224.6	3.6%	2003-2005
Corporate bonds	47.8	4.0%	after 2005	—	—	—
Subordinated debts	7.0	4.7%	after 2005	—	—	—
CREDIBOM
Long-term debt	140.6	5.1%	2002-after 2005	279.2	4.5%	2003-2006
Subordinated debts	3.6	5.1%	after 2005	8.6	5.1%	after 2006
PARTRAN
Long-term debt	304.9	4.2%	2003	—	—	—
Shareholders’ loans from minority interest	1.4	—	after 2005	19.0	—	after 2006
ADVANCECARE
Long-term debt	2.0	5.8%	2004	1.2	5.8%	2004
CREDIFLASH
Long-term debt	15.5	4.4%	2002	15.5	4.2%	2003
TRANQUILIDADE-VIDA
Subordinated debts	—	—	—	60.0	5.1%–5.4%	after 2006
Other subsidiaries
Long-term debt	—	—	—	36.1	3.1%	2003-after 2006

TOTAL	10 038.8			10 983.1

a)	Variable rate based on the valuation of indexes linked to “world indices basket” or “utilities equity basket”.
b)	Rate equal Euribor 3M + 5 to 20bp depending on the issue.
c)
The Floating Rate Notes due 2002, bearing interest at the offered rate for three months Euribor deposits +0.1875%, were constituted by a Trust Deed dated July 17, 1995 made between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds. They were not subject to conversion into shares of the Company.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Maturities of corporate borrowings and long-term debt at December 31, are as follows:

Carrying amount
December 31,
	2001	2002

(In millions of Euro)
2002	1 534.3	—
2003	1 022.6	1 055.5
2004	1 514.2	1 451.5
2005	1 068.3	1 070.6
2006	720.8	1 336.9
Thereafter	4 178.6	6 068.6

	10 038.8	10 983.1

NOTE 16 — CONVERTIBLE BONDS

	December 31,
	2001	2002

	(In millions of Euro)
4.75% Convertible bonds due 2006	199.5	199.5
3.47% Convertible bonds due 2007	—	107.8

	199.5	307.3

ESFG has the following convertible bond issues outstanding at December 31, 2002:

– EUR 200 million – 4.75% Convertible Bonds due 2006 constituted by a Trust Deed dated November 21, 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible at any time, at the option of the holder, from December 24, 2001 to November 6, 2006 into Ordinary Shares at an initial conversion price of EUR 21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the bonds have been converted to date.

– EUR 110 million – 3.47% Convertible Bonds due 2007 constituted by a Trust Deed dated February 7, 2002 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible, at the option of the holder, on or after March 19, 2002 into Ordinary Shares at an initial conversion price of EUR 22.892 per Ordinary Share or ADS. Interest is payable annually on February 7 each year. The bonds were issued at 90% of their principal amount. None of the bonds have been converted to date.

From the above mentioned securities, EUR 2.7 million are held by companies within the Group.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 17 — MINORITY INTERESTS

Minority interests is analysed as follows:

Minority interests of ESFG Overseas, ESOL and BESOL include the following equity instruments issued by these subsidiaries and owned by third parties:

– USD 100 million of 8.5% Non-cumulative Guaranteed Preference Shares Series A, guaranteed as to certain payments by BES, issued in November 1993 by Espírito Santo Overseas Limited (ESOL) and USD 150 million of 8.5% Non-cumulative Guaranteed Preference Shares Series B, guaranteed as to certain payments by BES, issued in August 1999 by ESOL. ESOL is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. ESOL’s ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

– USD 250 million of Floating Rate Non-cumulative Guaranteed Preference Shares at LIBOR + 1.95% guaranteed as to certain payments by BES, issued in November 1996 by BES Overseas Limited (BESOL). BESOL is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. BESOL’s ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

– EUR 127.8 million (formerly DEM 250 million) of 6.8% Non-cumulative Guaranteed Preference Shares, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas Limited (ESFG Overseas) and EUR 153.4 million (formerly DEM 300 million) of Floating Rate Non-cumulative Guaranteed Preference Shares at LIBOR + 1.7%, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas. ESFG Overseas is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of ESFG and its subsidiaries. ESFG Overseas’ ordinary shares, which are its only class of securities with full voting rights, are owned entirely by ESFG.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 18 — SHAREHOLDERS’ EQUITY

Ordinary shares

During the three year period ended December 31, 2002 the number of issued ordinary shares was 47 908 555.

Treasury shares

An extraordinary general meeting of December 3, 1998 authorised ESFG to buy back up to 10% of its ordinary shares at a maximum price of US dollars 20.5 per share within 18 months of the date of this meeting. On August 17, 2000 an extraordinary general meeting agreed to extend this authorisation for an additional 18 months under the same conditions. This authorisation was not further renewed.

A summary of the movement on the treasury shares of ESFG is presented below, excluding movement in treasury shares at the subsidiaries’ level, which net of minority interest totalled EUR 35.9 million (2001: EUR 73.1 million).

	Year ended December 31,
	2001		2002
	Number of shares	In millions of Euro	Number of shares	In millions of Euro

Balance at the beginning of the year	3 284 211	49.9	4 399 627	73.1
Purchases	1 827 400	35.5	527 600	10.3
Sales	—	—	(2 175 000)	(38.5)
Exchange against shares ESF (Portugal)	(711 984)	(12.3)	—	—
Attribution to Bonus shares	—	—	(429 813)	(9.0)

Balance at the end of the year	4 399 627	73.1	2 322 414	35.9

During 2000 and 2001, the Company exchanged a total of 3,668,455 of its own shares for an additional 10% (2000: 8.9%, – 2001: 1.1%) of ESF (Portugal), thus raising its voting and economic interest to 100% at December 31, 2001 (2000: 98.9%).

Legal reserve

Under Luxembourg law, a minimum of 5% of the profit for the year must be transferred to a legal reserve until this reserve equals 10% of the issued share capital. This legal reserve is not available for distribution.

Within the context of the legal requirements applicable to the Group and its subsidiaries, a minimum of 10% of annual net income must be transferred to a legal reserve until the balance in the reserve is equal to the amount of share capital. The reserve is used to absorb losses in the event that retained earnings and other reserves are eliminated. It may also be used to increase the amount of share capital in the event of a one-for-one bonus issue or a share dividend, but is otherwise not available for distribution.

At December 31, 2002, total retained earnings of all ESFG companies attributable to such legal reserves, net of minority interests, amounted to EUR 70.1 million (2001: EUR 89.6 million).

Revaluation reserve

BES, BIC and the Group’s subsidiaries involved in the insurance sector have revalued their Property and equipment in accordance with applicable legislation (see Note 2) and recorded the surpluses as a revaluation reserve. However, under Portuguese legislation, the revaluation reserve is not available for distribution in cash,

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

but is available for incorporation into share capital or to absorb accumulated losses and, in the case of insurance companies, can also be utilized to compensate unrealised losses (of real estate/ securities).

As at December 31, 2002, the revaluation reserve was incorporated in capital (Banking sector) or used to absorb unrealised losses (Insurance sector).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Goodwill

As at November 1997, the unamortised net goodwill of EUR 199.5 million was fully written off against share premium (EUR 114.6 million) and retained earnings (EUR 84.9 million). Since then Goodwill is charged directly against reserves in the year of acquisition (see Note 2).

The component of goodwill and the related accumulated amortisation, the net amount of which is fully written off against reserves is as follows:

	December 31,
	2001			2002
	(In millions of Euro)
ESFG Subsidiaries	Total gross goodwill	Accum. amort.	Net goodwill	Date	Amount	Total gross goodwill	Accum. amort.	Net goodwill

BES	253.9	44.3	209.6	1991	116.2	257.3	44.3	213.0
				1992	30.9
				1999	15.7
				2000	67.9
				2001	16.1
				2002	3.4
				Other	7.1
Tranquilidade	254.0	28.0	226.0	1991	78.1	254.0	28.0	226.0
				2000	170.2
				Other	5.7
BESI SA	20.8	8.5	12.3	1986	8.4	20.8	8.5	12.3
				1989	7.9
				2000	3.1
				Other	1.4
BIC	9.2	4.3	4.9	1986	2.8	9.2	4.3	4.9
				1987	5.9
				1991	3.1
				*1996	(6.7)
				2000	1.5
				Other	2.6
ESB	7.5	6.1	1.4	1985	8.9	7.5	6.1	1.4
				2000	(1.8)
				Other	0.4
Interatlântico	17.9	—	17.9	1999	14.5	—	—	—
				2000	2.9
				2002	(17.9)
				Other	0.5
BESV	(29.9)	—	(29.9)	1985	5.9	(29.9)	—	(29.9)
				2000	(36.5)
				Other	0.7
ESIA	11.3	—	11.3	2000	11.3	11.3	—	11.3
ESAF	21.3	—	21.3	2000	26.5	21.3	—	21.3
				2001	(5.2)
Others	10.1	2.4	7.7	1985	2.7	17.9	2.4	15.5
				2000	4.1
				2001	3.0
				2002	7.8
				Others	0.3

TOTAL	576.1	93.6	482.5			569.4	93.6	475.8

*	In 1996, the Group disposed of 12.7% of its interest in BIC.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 19 — PROVISIONS

The movements in provisions included in assets and liabilities for the period ended December 31, 2001 and 2002 were as follows:

	Provisions included in Assets
	Interest- earning deposits with banks	Investment securities	Debtors arising out of direct insurance and reinsurance operations	Other equity holdings	Loans and advances to customers	Invesment in real estate	Total

	(In millions of Euro)
Balance 31.12.2000	0.5	180.3	15.3	47.4	625.6	7.3	877.7

Exchange differences and others	—	1.2	—	—	(2.6)	—	(1.4)
Transfers	—	1.0	—	—	12.6	(0.3)	13.3
Charge for the year	—	278.2	1.3	23.1	200.3	1.0	502.6
Release of the period	—	(145.5)	—	—	(57.2)	(0.6)	(203.3)
Write-offs	—	(37.1)	—	—	(141.3)	(0.5)	(178.9)

Balance 31.12.2001	0.5	278.1	16.6	70.5	637.4	6.9	1 010.0

Aviso no. 4/2002	—	4.8	—	24.4	—	—	29.2
Exchange differences and others	—	(0.4)	—	—	5.8	—	5.4
Transfers	—	23.3	—	(18.8)	10.6	0.1	15.2
Charge for the year	—	286.2	0.8	—	312.0	3.2	602.2
Release of the period	—	(109.5)	(1.1)	(20.4)	(80.2)	(0.4)	(211.6)
Write-offs	—	(50.3)	—	(25.6)	(103.0)	(0.4)	(179.3)

Balance 31.12.2002	0.5	432.2	16.3	30.1	782.6	9.4	1 271.1

	Provisions included in Liabilities
	Provision for pension and similar charges	Provision for general banking risks	Provision for other risks and charges	Total

	(In millions of Euro)
Balance 31.12.2000	3.7	23.2	13.2	40.1

Transfers	—	1.8	37.2	39.0
Charge for the year	1.6	14.7	9.9	26.2
Release of the period	—	(8.7)	(7.5)	(16.2)
Write-offs	(5.3)	—	(6.5)	(11.8)

Balance 31.12.2001	—	31.0	46.3	77.3

Exchange differences and others	7.6	0.8	12.4	20.8
Transfers	—	(17.7)	2.5	(15.2)
Charge for the year	0.7	6.5	20.3	27.5
Release of the period	—	(6.0)	(19.0)	(25.0)
Write-offs	(3.6)	—	(5.6)	(9.2)

Balance 31.12.2002	4.7	14.6	56.9	76.2

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 20 — INSURANCE REVENUES

Insurance revenues are analysed as follows:

	Year ended December 31,
	2000	2001	2002

	(In millions of Euro)
Insurance premiums
– life sector	981.6	798.5	702.1
– non-life sector	347.4	369.5	378.2
Net Investment income	189.3	179.0	136.7
Other income	6.9	1.9	2.0

Total	1 525.2	1 348.9	1 219.0

Gross written premiums from the life assurance business are analysed as follows:

	Year ended December 31,
	2001	2002

	(In millions of Euro)
Gross written premiums
Individual policies	754.7	651.7
Group policies	43.8	50.4

	798.5	702.1

Annual premiums	226.5	125.6
Single premiums	572.0	576.5

	798.5	702.1

Contracts without profit sharing	63.6	225.7
Contracts with profit sharing	612.6	332.3
Contracts where the investment risk is borne by the policy holders	122.3	144.1

	798.5	702.1

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Gross written premiums and earned premiums from non-life business are analysed as follows:

	Year ended December 31,
	2001		2002
	Written premiums	Earned premiums	Written premiums	Earned premiums

	(In millions of Euro)
Direct business
Accident and health	102.3	103.8	98.2	100.0
Fire and other hazards	63.6	62.5	68.1	65.1
Motor	190.0	184.9	199.3	194.5
Maritime, airline and transportation	8.3	8.3	9.7	9.8
Third party liability	6.6	6.4	6.6	6.2
Credit and suretyship	0.8	0.9	0.7	0.7
Other	1.3	1.3	1.8	1.8

	372.9	368.1	384.4	378.1
Reinsurance accepted	1.2	1.4	—	0.1

	374.1	369.5	384.4	378.2

NOTE 21 — OTHER OPERATING INCOME

	Year ended December 31,
	2000	2001	2002

	(In millions of Euro)

Reimbursment of sundry expenditures	4.7	4.3	2.9
Interest income on non-accrual loans	4.6	4.9	8.2
Recovery on overdue loans	9.6	2.9	2.4
Sundry banking services	67.0	86.1	91.2
Non-banking sundry services	1.5	16.5	15.0
Profit on sale of subsidiaries	14.1	—	8.4
Profit on disposal of fixed assets	2.6	5.9	5.3
Others	15.1	12.2	19.0

	119.2	132.8	152.4

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 22 — SALARIES AND BENEFITS

As at 31 December 2002 and 2001 the ESFG number of employees was distributed among the following broadly defined business areas:

December 31,
	2001	2002

Banking sector employees	9 601	8 777
Insurance sector employees	1 368	1 350

	10 969	10 127

Hereunder the distribution by category:

	December 31,
	2001	2002

Senior management	723	748
Management	1 474	1 430
Specific functions	3 690	2 853
Administrative employees	4 655	4 389
Ancillary services	225	551
In branches abroad	202	156

	10 969	10 127

NOTE 23 — INSURANCE BENEFITS AND CLAIMS

	Year ended December 31,
	2000	2001	2002

	(In millions of Euro)
Claims and other reserves
– life sector	1 069.7	896.6	803.1
– non-life sector	212.6	242.0	235.2
Participation to results	20.2	22.8	14.8

Total	1 302.5	1 161.4	1 053.1

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Claims and other reserves for the life sector are as follows:

	Year ended December 31,
	2001	2002

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	418.9	362.0
Reinsurance share	(2.1)	(2.5)

	416.8	359.5

Change in claims reserve
Gross amount	10.2	17.1
Reinsurance share	(0.3)	(0.1)

	9.9	17.0

	426.7	376.5

Change in life assurance reserve
Gross amount	357.7	306.1
Reinsurance share	(0.1)	(0.1)

	357.6	306.0

Change in reserve for life assurance where the investment risk is borne by the policyholders	112.3	120.6

	896.6	803.1

Claims and reserves for the non-life sector are as follows:

	Year ended December 31,
	2001	2002

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	254.0	247.6
Reinsurance share	(36.1)	(24.1)

	217.9	223.5

Change in claims reserve
Gross	30.8	12.1
Reinsurance share	(5.8)	3.8

	25.0	15.9

Change in other insurance reserves	(0.9)	(4.2)

	242.0	235.2

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The gross amount of claims paid and change in claims reserve are as follows:

	December 31,
	2001		2002
	Claims paid	Change in claims reserve	Claims paid	Change in claims reserve

	(In millions of Euro)
Direct business
Accident and health	78.3	11.6	77.4	(3.4)
Fire and other hazards	35.7	7.0	28.7	1.2
Motor	129.4	11.0	131.8	13.5
Maritime, airline and transportation	6.0	0.3	5.4	0.3
Third party liability	2.5	0.7	2.6	0.7
Credit and suretyship	0.5	(0.3)	1.2	(0.5)
Legal	0.1	—	0.1	—
Other	0.8	0.5	0.4	0.1

	253.3	30.8	247.6	11.9
Reinsurance accepted	0.7	—	—	0.2

	254.0	30.8	247.6	12.1

NOTE 24 — OTHER EXPENSES

	Year ended December 31,
	2000	2001	2002

	(In millions of Euro)
Membership and donations	2.0	2.2	2.1
Administrative expenses	188.1	217.3	211.8
Contribution to the depositors guarantee fund	2.9	3.1	3.3
Direct and indirect taxes other than income tax	6.2	14.8	12.3
Legal fees	6.3	7.8	5.9
Advertising	26.4	25.8	28.6
Consultancy	14.8	20.8	18.2
Travel and representation expenses	20.7	24.4	23.4
Others	23.8	27.2	36.8

	291.2	343.4	342.4

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 25 — INCOME TAXES

Income tax expense is analysed as follows:

	Year ended December 31,
	2000	2001	2002

	(In millions of Euro)
Current
Portugal	62.3	35.8	35.9
Other	14.0	12.9	9.3
Deferred
Portugal	—	—	(31.2)
Other	(1.7)	0.7	0.2

	74.6	49.4	14.2

Tax attributable to minority interests	46.4	27.1	14.7

A reconciliation between the statutory income tax rate in Portugal and the effective tax rate of the Group is shown in the following table (percentages):

	Year ended December 31,
	2000		2001		2002

Portuguese statutory rate	35.2%		35.2%		33.0%
Decrease of statutory rate in Portuguese Group companies due to:
Tax benefits on interest income from Portuguese government securities	(0.8%	)	(1.8%	)	(2.3%	)
Tax benefits on distribution of bonus payments to employees	(2.5%	)	(4.4%	)	(8.9%	)
Tax benefits on tax-exempt operations	(11.3%	)	(12.8%	)	(40.6%	)
Tax benefits on equity write-off related with early retirement	(0.6%	)	(17.6%	)	(29.5%	)
Other taxable costs and non-tax income (net)	1.2%		10.5%		14.9%
Deferred tax assets	—		—		27.1%
Negative results with no tax effect	—		15.3%		13.4%
Other	—		—		(1.2%	)
Decrease of statutory rate in non-Portuguese Group companies	(0.3%	)	(3.2%	)	(1.6%	)
Increase of statutory rate in non-Portuguese Group companies due to:
– tax on dividends received	—		1.5%		2.3%
– tax not recognised on negative results	—		6.5%		13.3%

Effective tax rate	20.9%		29.2%		19.9%

For the purpose of its corporate income tax calculations of 2001 and 2000 BES has treated the amount of early retirements extraordinary costs written-off against equity in 2001 and 2000 (EUR 67.0 million and EUR 139.0 million, respectively) as a taxable equity charge. As a result of this, BES had an estimated favourable fiscal effect in the year 2001, of EUR 23.0 million caused by the use of approximately EUR 85.0 million of these costs. The remaining balance of these early retirement costs were included in the tax losses amounting to EUR 143.0 million carried forward as at December 31, 2001, which will be set off against BES’s Portuguese income tax in future years. Taking in consideration the Bank of Portugal accounting rules, described in Note 2, no deferred tax asset was accounted for by BES in relation to these losses carried forward.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

In 2002 Tranquilidade-Vida recognised a deferred tax asset, included under Other assets (see Note 9) of EUR 35.9 million of which EUR 4.7 million were taken to retained earnings of the companies and EUR 31.2 million to the statement of income of the year.

The following table presents income before income taxes and minority interests split between Portuguese and non-Portuguese Group companies:

	Year ended December 31,
	2000	2001	2002

	(In millions of Euro)
Portugal	264.9	145.7	78.0
Other	156.0	83.9	39.4

	420.9	229.6	117.4

The principal subsidiaries of the Group operate in Portugal and are subject to corporate taxation. The Portuguese tax authorities have the right to review and, if necessary, amend the annual tax return for a period of generally 4 years after the year to which it relates or 6 years for reported tax losses. It is not possible to give a precise estimate of the adjustments which might eventually be made by the tax authorities. However, in the opinion of the Board, it is not expected that any additional assessments will be made for amounts significant to the financial statements. The subsidiaries operating outside of Portugal are also subject to corporate taxes.

NOTE 26 — EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing net income by the weighted-average number of ordinary shares outstanding, which includes contingently issuable shares where all necessary conditions for issuance have been satisfied. For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

The computation of basic and diluted EPS for the years ended December 31 is presented in the following table:

	2000	2001		2002

	(In millions of Euro, except per share data)
Net income (loss)	106.3	11.0		(45.1)
Numerator for diluted earnings per share	106.3	11.0	(1)	(45.1	)(1)
Denominator for basic earnings per share –
weighted-average Shares	43 943 526	44 253 510		43 253 371
Denominator for diluted earnings per share –
Weighted-average number of ordinary shares and dilutive potential ordinary shares	43 943 526	44 253 510	(1)	43 253 371	(1)
Basic earnings per share	2.42	0.25		(1.04)
Diluted earnings per share	2.42	0.25	(1)	(1.04)

(1)
Interest expense per share obtainable on conversion, net of taxes, attributable to the convertible bonds (see Note 16), amounts to EUR 0.94 (2001: EUR 1.14), thus exceeding the basic EPS; as such the convertible bonds interest are excluded from the calculation of diluted earnings per share due to the resulting antidilutive effect.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 27 — PENSION PLAN

As described in Note 2, the Group’s companies operate defined pension plans for their employees and their dependants under which the benefits only vest on the earlier of retirement, death or incapacity.

The actuarial valuation of pension liabilities for the Group companies is performed annually, with latest valuation performed as at December 31, 2002.

In accordance with the requirements of the respective regulatory authority (see Note 2), the key assumptions considered in the actuarial studies for December 31, 2001 and 2002 used to determine the present value of the pension benefits for the employees are as follows:

	Insurance	Insurance	Banking	Banking
	2001	2002	2001	2002

Method of estimation	Projected unit credit
Mortality table	TV 73/77	TV 73/77	TV 73/77	TV 73/77
Salaries increase rate	3.00%	3.00%	3.00%	3.00%
Rate of return on assets	6.00%	6.00%	6.00%	6.00%
Rate of growth of pensions	0.00%	0.00%	2.00%	2.00%
Discount rate	4.00%	3.00%	6.00%	6.00%

No disability retirements are considered in the calculations of total liabilities.

The foregoing assumptions are in accordance with guidelines issued by the Bank of Portugal and the ISP.

At December 31, 2002 the number of participants covered by the pension plan is as follows:

Employees	6 728
Pensioners	4 233
Widows and other direct relatives	777

Total participants	11 738

Pension liabilities and fair value of plan assets as at December 31, 2001 and 2002 are the following:

	December 31,
	2001	2002

Total liabilities	1 058.1	1 201.8
Fair value of plan assets	(967.4)	(1 132.9)
Accruals	—	(1.2)

	90.7	67.7
Unrecognised prior service costs	(94.7)	(72.9)

Excess coverage	4.0	5.2

Additionally, Tranquilidade has transferred part of its liability to Tranquilidade Vida, through the acquisition of life insurance policies. The number of pensioners covered by these policies are 449, and the total liability amounts to EUR 16.9 million, which is included in insurance reserves, life insurance provisions of Tranquilidade Vida.

The unrecognised prior service costs relates to the amount of the shortfall calculated as at December 31, 1994 regarding employees with estimated retirement date after December 31, 1997, which, according to the accounting policy described in Note 2, is charged to the statement of income on a systematic basis during the expected service years of these employees.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The pension liabilities increased in 2002 as follows:

December 31,
2002

(In millions of Euro)
Liabilities at the beginning of the year	1 058.1
Service cost	16.2
Interest cost	63.8
Early retirement	86.1
Benefits paid	(74.9)
Actuarial losses	46.6
Integration of BES Açores	5.9

Liabilities at the end of the year	1 201.8

Pensioners	904.2
Employees	297.6
Unrecognised prior service costs	(72.9)

Liabilities to be covered	1 128.9

Fair value of plan assets	1 132.9
Accruals	1.2

Total coverage	1 134.1

Excess coverage	5.2

Liabilities for future services	321.0

The fair value of plan assets changed during 2002 as follows:
December 31,
2002

(In millions of Euro)
Opening balance	967.4
Integration of BES Açores	7.5
Group contributions	316.3
Pensions paid	(73.6)
Actual return on plan assets	(84.7)

Year end balance	1 132.9
Accruals	1.2

Total coverage	1 134.1

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The amount recognised as a cost by the Group in 2002 amounts to EUR 63.1 million (2001: EUR 43.9 million, 2000: EUR 37.1 million) and includes:

December 31,
2002

(In millions of Euro)
Service cost	16.2
Interest cost	63.8
Expected return on plan assets	(54.5)

Current expenses	25.5
Actuarial gains/(losses) – insurance business	5.6
Amortisation of actuarial gains/(losses) – banking business	0.2
Curtailment costs – insurance business	2.5
Amortisation of curtailment costs – banking business	8.1
Amortisation of recognised prior service costs – banking business	8.7
Antecipation of unrecognised prior service costs – banking business	12.5

Liabilities accrued in the period	63.1

In 2002, following an authorisation by the ISP, Tranquilidade deferred for a period of three years the curtailment costs amounting to EUR 7.0 million incurred in the year and it recognised in the statement of income an amount of EUR 2.5 million.

The movements in Deferred actuarial losses in the year are as follows:

December 31,
2002

(In millions of Euro)
Opening balance	87.3
Curtailment costs
– Banking business	79.1
– Insurance business	4.5
Actuarial gains and losses generated in the year	180.2
Amortisation of curtailment costs – banking business	(8.1)
Amortisation of actuarial gains/(losses) – banking business	(0.2)
Other	(0.9)

341.9
Deferred actuarial losses – corridor (see Note 9)	113.5

Deferred actuarial losses – outside the corridor (see Note 9)	228.4

The amount of Deferred actuarial losses – outside the corridor will be amortised over a period of 10 years as referred in Note 2, except for the Curtailment costs for the year – Insurance business that will be taken to the statement of income over a period of two years.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Comparison between assumptions used and the actual values obtained in 2002 is as follows:

	ACTV Fund		Open-end Pension Fund
	Assumption	Actual (2001)	Assumption	Actual (2002)

Increase in future compensation levels	3%	3,2%	3%	3,2%
Expected return on plan assets	6%	(9,9)%	6%	(4,7)%
Pension increase rate	2%	3,2%	2%	3,2%

The pension fund’s assets used by the Group, as at 31 December 2002, refer only to premises in the amount of EUR 41.2 million (2001: EUR 50.8 million). During 2002, the Group sold to the pension fund 22.4 million shares of VTR, SGPS, SA for EUR 32.0 million. This transaction generated a surplus of EUR 9.6 million in Group’s financial statements and is expected that it will generate an equal gain in the pension fund.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 28 — FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

The following table presents the Group’s business geographical distribution as at and for the three years ended December 31, 2002. Total revenues represent total interest and other income, and operating income represents income before income taxes and minority interests.

2002	Total revenues	Operating income	Identifiable assets

	(In millions of Euro)
Portugal	3 375.1	80.5	40 515.0
Spain	161.1	11.7	2 751.9
Switzerland	51.2	26.8	468.7
France	51.0	1.4	721.8
Others	57.2	(3.0)	1 131.2

Consolidated total	3 695.6	117.4	45 588.6

2001	Total revenues	Operating income	Identifiable assets

	(In millions of Euro)
Portugal	3 572.2	153.2	38 179.9
Spain	214.7	1.8	1 983.2
Switzerland	62.8	38.2	485.0
France	77.8	14.5	735.3
Others	89.4	21.9	1 365.1

Consolidated total	4 016.9	229.6	42 748.5

2000	Total revenues	Operating income	Identifiable assets

	(In millions of Euro)
Portugal	3 466.3	301.7	31 072.3
Spain	166.1	5.3	2 941.8
Switzerland	74.0	47.9	528.2
France	48.7	6.3	1 358.3
Others	125.8	59.7	1 481.5

Consolidated total	3 880.9	420.9	37 382.1

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 29 — SEGMENTS

Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available that is evaluated regularly by the enterprise’s chief operating decision maker, or decision making group, in assessing the segments’ performance. The results are presented based on the segments as reviewed separately by the Chairman and Chief Executive Officer, as well as other members of senior management.

ESFG’s two main segments are Banking and Insurance. Banking comprises banking, leasing, consumer credit, asset management, brokerage, factoring and others. Insurance comprises Life insurance and Non-life insurance.

The accounting policies of the Group’s operating segments are, in all material respects, consistent with those described in Note 2.

The following tables present segment income before tax and minority interest for the years ended December 31:

2002	Net interest revenues(1)	Other revenues	Total revenues	Total expenses	Pretax income(2)

	(In millions of Euro)
Banking	746.4	406.6	1 153.0	857.2	295.8
Leasing	37.4	2.6	40.0	16.3	23.7
Consumer credit	52.6	30.5	83.1	49.0	34.1
Asset management	2.6	69.2	71.8	42.8	29.0
Brokerage	1.7	24.1	25.8	33.5	(7.7)
Factoring	15.8	2.1	17.9	4.4	13.5
Others	—	60.1	60.1	93.7	(33.6)

Total banking	856.5	595.2	1 451.7	1 096.9	354.8

Life insurance	105.9	697.7	803.6	956.8	(153.2)
Non-life insurance	19.1	396.3	415.4	440.3	(24.9)

Total insurance	125.0	1 094.0	1 219.0	1 397.1	(178.1)

Corporate	(33.6)	(6.2)	(39.8)	19.5	(59.3)

TOTAL	947.9	1 683.0	2 630.9	2 513.5	117.4

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

2001	Net interest revenues(1)	Other revenues	Total revenues	Total expenses	Pretax income(2)

	(In millions of Euro)
Banking	684.9	341.0	1 025.9	751.5	274.4
Leasing	34.2	2.3	36.5	13.3	23.2
Consumer credit	45.2	25.4	70.6	41.6	29.0
Asset management	3.0	62.8	65.8	38.8	27.0
Brokerage	0.3	54.9	55.2	62.4	(7.2)
Factoring	17.8	1.1	18.9	4.8	14.1
Others	0.5	31.1	31.6	51.0	(19.4)

Total banking	785.9	518.6	1 304.5	963.4	341.1

Life insurance	150.7	796.0	946.7	947.6	(0.9)
Non-life insurance	13.9	388.3	402.2	470.4	(68.2)

Total insurance	164.6	1 184.3	1 348.9	1 418.0	(69.1)

Corporate	(26.8)	3.5	(23.3)	19.1	(42.4)

TOTAL	923.7	1 706.4	2 630.1	2 400.5	229.6

2000	Net interest revenues(1)	Other revenues	Total revenues	Total expenses	Pretax income(2)

	(In millions of Euro)
Banking	576.7	466.6	1 043.3	716.7	326.6
Leasing	27.2	2.6	29.8	15.2	14.6
Consumer credit	37.2	21.2	58.4	34.7	23.7
Asset management	2.5	62.4	64.9	29.9	35.0
Brokerage	(0.1)	18.2	18.1	8.2	9.9
Factoring	9.4	3.3	12.7	3.5	9.2
Others	0.6	24.7	25.3	39.9	(14.6)

Total banking	653.5	599.0	1 252.5	848.1	404.4

Life insurance	119.8	1 005.3	1 125.1	1 101.0	24.1
Non-life insurance	23.3	376.8	400.1	409.2	(9.1)

Total insurance	143.1	1 382.1	1 525.2	1 510.2	15.0

Corporate	(7.8)	11.3	3.5	2.0	1.5

TOTAL	788.8	1 992.4	2 781.2	2 360.3	420.9

(1)	Insurance interest income is shown in the statement of income under insurance revenues
(2)	Pre-tax income represents income before income taxes and minority interest

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The following table presents segment assets at December 31:

	2001	2002

	(In millions of Euro)
Banking	36 588.4	37 777.0
Leasing	1 074.4	938.8
Consumer credit	527.6	583.4
Asset management	133.9	142.2
Brokerage	33.5	1 221.6
Factoring	394.9	467.2
Others	128.1	247.7

Total banking	38 880.8	41 377.9

Life insurance	3 221.1	3 547.8
Non-life insurance	616.3	617.3

Total insurance	3 837.4	4 165.1

Corporate	30.3	45.6

TOTAL	42 748.5	45 588.6

NOTE 30 — RELATED PARTY TRANSACTIONS

ESIH and certain of its subsidiaries have extensive transactions and relationships with members of the ESFG Group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The following is a summary of significant balance sheet and statement of income positions with related parties.

BALANCE SHEET TRANSACTIONS

	December 31,
	2001	2002

	(In millions of Euro)
ASSETS
Other interest-earnings deposits	—	3.1
Investment securities available for sale	0.2	2.5
Loans and advances to customers(1)	917.0	887.2
Other assets	5.2	6.5

TOTAL ASSETS	922.4	899.3

LIABILITIES
Demand and time deposits	35.0	24.9
Accrued interest and other liabilities	25.6	53.2

TOTAL LIABILITIES	60.6	78.1

(1)	Loans and advances to customers include advances made to ESIH and certain of its other subsidiaries which in large part are utilized to fund long-term investments and construction projects.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The following is a summary of movements in loans and advances to related parties:

	December 31,
	2001	2002

	(In millions of Euro)
At beginning of year	1 182.2	917.0
New loans and advances	299.9	94.8
Repayments in cash	(565.1)	(124.6)

At end of year	917.0	887.2

The loans relate to the following entities:

	December 31,
	2001	2002

	(In millions of Euro)
Directors(1)	173.9	192.8
Espírito Santo BVI Participation Ltd	204.1	180.1
Espírito Santo Industrial SA	31.9	32.7
Espírito Santo Property Holding SA	43.0	45.4
Espírito Santo International Holding SA	221.9	247.7
Espírito Santo Resources Ltd	178.4	92.5
Es Saúde, SGPS	—	20.0
Portugália	19.4	50.2
Others	44.4	25.8

At end of year	917.0	887.2

(1)	Includes EUR 189.9 million (2001: EUR 171.0 million) of loans to companies controlled by non-executive Directors.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Statement of Income

	December 31,
	2000	2001	2002

	(In millions of Euro)
Interest income
Interest on loans	89.0	57.9	33.9
Interest and dividends on securities	2.1	—	—

Total interest income	91.1	57.9	33.9

Interest expense
Interest on deposits	2.1	1.2	0.4

Total interest expense	2.1	1.2	0.4

Other income
Fee and commission income	0.2	0.9	1.3
Insurance revenues	1.5	1.5	2.6
Net gains on foreign currency transactions	8.5	9.4	6.6
Other operating income	0.1	0.2	0.2

Total other income	10.3	12.0	10.7

Other expenses	2.4	1.5	0.4

NOTE 31 — COMMITMENTS, CONTINGENCIES AND DERIVATIVE AND OTHER INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Group makes various commitments and incurs certain contingent liabilities, which are referred to on the balance sheet, but are not reflected therein, as follows:

	December 31,
	2001	2002

	(In millions of Euro)
Contingent liabilities
Guarantees and letters of credit	4 417.8	4 520.5
Open documentary credits	260.3	254.5
Commitments
Revocable credit lines granted	2 217.2	2 726.1
Irrevocable credit lines granted	882.5	815.9

Documentary credits and guarantees are conditional commitments issued by the Group to guarantee the performance of the customer to a third party. Documentary credits are primarily issued as credit enhancements for public and private borrowing arrangements. The credit risk involved in issuing documentary credits is similar to that involved in extending credit facilities to customers. Risks associated with documentary credits and guarantees are usually reduced by participations by third parties.

At December 31, 2001 guarantees and letters of credit include one guarantee given to the Bank of Portugal constituted by securities held by the Group. This guarantee, which is related to the SPGT system (Sistema de Pagamento de Grandes Transacções) amounts to EUR 130.0 million (2000: EUR 327.0 million), collateralises irrevocable credit lines.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Commitments are contractual agreements to extend credit which generally have fixed expiry dates or other termination clauses and usually require payment of a fee. Substantially all of the Group’s commitments to extend credit are contingent upon the customers maintaining specific standards at the time of granting the credit.

Because many of the commitments, guarantees and documentary credits are expected to expire without being called, the total amounts do not necessarily represent future cash requirements.

The Group requires collateral to support off-balance sheet financial instruments when it is deemed necessary. Collateral may include deposits held with financial institutions, securities or other assets.

Derivative financial instruments with off-balance sheet risk

In the normal course of business, the Group is party to a variety of derivative financial instruments with off-balance sheet risk. The Group uses derivative financial instruments for: 1) trading purposes; 2) to manage its exposure to fluctuations in interest rates, foreign exchange rates and equity prices; 3) to meet the financing needs of its customers. Derivative financial instruments represent contracts with counterparties where payments are made, to or from the counterparty based upon specific interest rates and/or exchange rates, on terms predetermined by the contract. Such derivatives and foreign exchange financial instruments involve, to varying degrees, credit risk, market risk and liquidity risk.

Credit risk represents the maximum potential accounting loss due to possible non-performance by obligors and counterparties under the terms of the contracts. The Group considers the true measure of credit risk to be the replacement cost of the derivative or foreign exchange product should the counterparty default prior to the settlement date.

Market risk represents the possibility that a change in interest rates, currency exchange rates or equity prices, will cause the value of a financial instrument to decrease or become more costly to settle. The market risk associated with derivatives can be significant since large exposures can be created with a reduced initial investment compared to the investment required for similar exposures in the cash markets. The management of market risk arising from derivatives business is monitored by BES Global Risk Department.

Liquidity risk represents the capacity to meet short-term financial obligations, which in particular markets affect the capacity to liquidate the Group’s position without leading to adverse impacts on the market prices. The notional principal of derivative financial instruments represents the amount on which the interest and other payments in a transaction are based. For most of the derivative financial instruments, such as interest rate swaps, currency and interest rate swaps, forward rate agreements, futures and currency and interest rate options, the notional amount does not represent an effective credit exposure, but instead (except for currency and interest rate swaps), represents the basis for assessing exchanged cash flows.

Most of the Group’s forward currency contracts are conducted with regulated financial institutions, within defined counterparty limits set for each overseas branch, subsidiary and head office, and for the BES Group on an overall basis, and settled within six months.

Derivative and foreign exchange instruments used for trading purposes

The credit risk, estimated fair value and carrying amount associated with the Group’s trading activities are disclosed in the table below.

For the Group’s trading activities, the effects of changes in market conditions, namely interest rates, currency exchange rates and equity prices, have been reflected in trading revenue (unrealised and realised gains or losses), since traded instruments are “marked-to-market” on a daily basis.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Derivative and foreign exchange instruments used for purposes other than trading

The Group’s principal objective in using derivatives for purposes other than trading is for its asset-liability management activities, which include setting guidelines for the balance sheet structure, capital allocation and management of interest rate, foreign exchange, equity price and liquidity risk for the entire balance sheet, the main goal of which is to protect the net interest margin of the Group. For that purpose, the Group mainly uses interest rate swaps, currency swaps, currency and interest rate swaps and forward rate agreements to hedge the interest rate and foreign exchange risk of certain assets and liabilities. The Group also uses derivatives for the creation of hedging structures to immunize or reduce the Group’s trading activity in bonds. For that purpose, the Group uses interest rate swaps, currency interest rate swaps, currency and equity options, interest rate caps, floors and futures contracts.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The notional amounts, estimated fair value, carrying amount and credit risk exposure of these financial instruments at December 31, are as follows:

	2001				2002
	Notional amount(1)	Estimated fair value(2)	Carrying amount(3)	Credit exposure(4)	Notional amount(1)	Estimated fair value(2)	Carrying amount(3)	Credit exposure(4)

	(In millions of Euro)
Over the counter (OTC) Derivatives
Foreign exchange contracts
Spot
Purchase	289.1	(0.3)	—	—	—	—	—	—
Sell	289.4				—
Forward
Trading
Purchase	34.9	0.4	0.4	0.4	24.4	—	—	0.2
Sell	34.7				24.5
Other than trading
Purchase	989.9	(0.2)	0.7	0.5	1 088.8	(1.0)	0.6	0.7
Sell	989.5				1 089.2
Currency swaps
Trading
Purchase	35.7	(0.1)	(0.1)	—	89.2	3.3	3.3	5.3
Sell	36.3	85.2
Other than trading
Purchase	10 151.8	(0.7)	1.6	106.6	10 182.6	(25.8)	250.7	308.4
Sell	10 130.1				10 211.7
Interest rate swaps
Trading	23 990.5	96.5	96.5	511.9	16 640.2	34.1	33.2	520.0
Other than trading	2 143.6	(21.1)	10.3	23.7	4 364.9	37.8	85.0	59.3
Credit default swaps
Trading	1 213.7	(7.7)	(7.7)	6.7	888.8	(13.2)	(13.2)	15.9
Other than trading	3.4	1.6	—	1.6	43.9	2.0	—	2.9
Equity/index swaps
Trading	348.9	(19.4)	(19.4)	2.2	819.8	2.0	2.0	8.7
Other than trading	401.7	(10.3)	(3.1)	9.1	444.1	(1.4)	(0.7)	5.0
Currency interest rate swaps
Trading
Purchase	96.6	4.0	4.0	4.0	100.1	(1.6)	(1.6)	2.8
Sell	90.6				105.8
Other than trading
Purchase	107.2	3.5	(1.1)	5.8	79.0	(6.6)	0.6	0.6
Sell	100.5				83.1
Forward rate agreements
Trading	23.4	—	—	—	189.5	(4.5)	(4.5)	—
Other than trading	56.7	—	—	—	213.4	(0.1)	—	—

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

	2001				2002
	Notional amount(1)	Estimated fair value(2)	Carrying amount(3)	Credit exposure(4)	Notional amount(1)	Estimated fair value(2)	Carrying amount(3)	Credit exposure(4)

	(In millions of Euro)
Currency options
Trading
Purchase	260.3	2.3	3.0	2.3	86.4	1.6	1.9	1.7
Sell	260.5	(1.4)	(1.8)	—	39.8	(0.2)	(0.4)	0.2
Swaption
Trading
Purchase	60.0	(0.6)	(0.5)	—	195.4	(1.7)	7.1	—
Sell	60.0	0.6	0.6	0.6	238.9	2.1	(8.2)	2.1
Other than trading
Sell	10.0	—	0.1	—	—	—	—	—
Equity options
Trading
Purchase	54.3	21.3	19.5	21.6	134.8	6.4	14.3	9.1
Sell	26.8	—	1.2	—	106.2	(3.9)	(6.2)	0.7
Index/Options
Trading
Purchase	108.1	(9.0)	(6.3)	1.3	40.6	(3.2)	4.0	—
Sell	95.2	0.6	1.8	5.5	36.7	2.9	(3.2)	2.9
Other than trading
Sell	3.5	(0.6)	0.1	—	—	—	—	—
Interest rate caps and floors
Trading
Purchase	2 323.8	8.2	8.2	8.2	1 186.7	(3.3)	0.7	2.9
Sell	3 198.6	(9.1)	(9.1)	—	1 299.4	1.7	(3.9)	5.2
Exchange traded Derivatives
Currency options
Trading
Purchase	5.7	—	—	—	—	—	—	—
Sell	—	—	—	—	4.8	—	—	—
Interest Rate Options
Trading
Purchase	18 246.9	—	—	—	7 252.1	—	—	—
Sell	26 425.2	—	—	—	1 990.0	—	—	—
Equity options
Trading
Purchase	4.8	—	—	—	7.4	—	—	—
Sell	13.8	—	—	—	7.7	—	—	—
Futures
Trading	1 021.8	—	—	—	588.5	—	—	—

(1)	Theoretical or notional amount of the contract.
(2)	Estimated fair value represents the (loss) or gain on current position settlement, considering prevailing market conditions and common valuation methodologies.
(3)	Carrying amount represents accrued profit or losses inherent to current positions.
(4)	Credit risk represents the positive difference between amounts receivable and payable on the current positions.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Classes of derivative and foreign exchange instruments

The following classes of derivative and foreign exchange instruments refer to instruments that are used by the Group for purposes of both trading and other than trading, namely hedging and asset/liability management.

The fair value of instruments is intended to mirror their market value. Consequently, the market value is used for those instruments which are traded on a liquid market. For the other Over-the-counter (OTC) instruments standard valuation methods are adopted. In the case of fixed rate and foreign currency instruments (forward rate agreements, swaps, futures, bonds), valuation models based on discounted cash flow analysis are employed, and for option instruments, standard methods such as Black-Scholes and Binomial Trees are employed.

•
Foreign exchange forward contracts are contracts for the future receipt or delivery of foreign currency at previously agreed-upon terms. The risks inherent in these contracts are the potential inability of a counter party to meet the delivery terms of its contract and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

•
Interest rate swaps are contracts in which a series of interest rate determined cash flows in a specified currency are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged and most interest rate swaps involve the exchange of fixed and floating interest payments. The risks inherent in interest rate swap contracts are the potential inability of a counter party to meet the delivery terms of its contract and the risk associated with changes in the market value of the contracts due to movements in the underlying interest rates.

•
Cross-currency interest rate swaps are contracts that involve the exchange of both interest and principal amounts in two different currencies. The risks inherent in interest rate and cross-currency swap contracts are the potential inability of a counter party to meet the delivery terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest and exchange rates.

•
Currency swaps are agreements in which cash in one currency is converted into a different currency through a spot transaction and, simultaneously, a forward exchange agreement is dealt providing for a future exchange of the two currencies in order to recover the initially converted currency. The risks inherent in currency swaps are the potential inability of a counter party to meet the delivery terms of the swap forward leg and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

•
Options, including interest rate caps and floors are contracts that allow the holder of the option to purchase or sell a financial instrument or currency at a specified price within a specified period of time from or to the seller of the option. The purchaser of the option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavourable change in the price of the financial instrument or currency underlying the option.

•
Equity/Index swaps are contracts where one party agrees to pay the other the total return of a defined underlying equity or index in return for receiving a stream of interest rate based cash-flows. No notional amounts are exchanged. The risks inherent in these contracts are the potential inability of a counter-party to meet the delivery terms of the contract and the risk associated with changes in the market value of the contract due to movements in the underlying equity or index price.

•
Credit default swaps are contracts where one counter-party, the protection buyer, pays a periodic fee in return for a contingent payment by the protection seller following a credit event of a reference entity. The risks inherent in these contracts the potential inability of the protection seller to meet the delivery terms of the contract and the risk associated with the occurrence of a credit event for the protection buyer.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

•
Forward rate agreements are contracts to exchange payments on a certain future date, based on a market change in interest rates from trade date to contract settlement date. The notional amount on which the interest payments are based is not exchanged and the maturity of these agreements is typically less than two years. The risks inherent in forward rate agreements are the potential inability of a counter party to meet the terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest rate.

•
Futures are exchange traded contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield or to financially settle the future contract. Futures contracts are settled in cash daily by a clearinghouse and, therefore, there is minimal credit risk to the organisation. Futures are subject to the risk of movements in interest rates, stock indexes or the value of the underlying securities or instruments.

To reduce its exposure to market risk related to the above-mentioned classes of derivative and foreign exchange instruments, the Group may enter into offsetting positions.

The Group’s portfolio of off-balance sheet financial instruments is broadly diversified and is managed with similar practices to those utilized for on-balance sheet instruments for the purpose of precluding material concentration of credit risk.

Significant concentrations of credit risk
Vulnerability from concentrations of credit risk arises because an entity is exposed to risk of loss greater than if it had mitigated its risk through further diversification. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance.

Legal actions and claims
Group companies are involved in various legal actions and claims. Provisions have been made where quantifiable and deemed necessary. In the opinion of management, after taking appropriate legal advice, the future settlements of such actions and claims will not have a material effect on the Group’s financial position.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 32 — FOREIGN EXCHANGE EXPOSURE

At December 31, 2002, assets, liabilities and off-balance sheet items expressed in foreign currencies are as set forth below:

	December 31, 2002
	US Dollar	British Sterling	Swiss Francs	Japanese Yen	Other foreign curren- cies	Total	% of total assets/ li- abilities

	(In millions of Euro)%
Assets	8 011.2	583.9	107.1	121.9	2 603.6	11 427.7	25.1%
Liabilities	7 157.9	643.5	69.3	144.8	2 125.6	10 141.1	23.3%

Net assets/(liabilities)	853.3	(59.6)	37.8	(22.9)	478.0	1.286.6
Forward foreign currency position	179.7	68.2	15.5	20.5	116.9	400.8

Total foreign currency position	1 033.0	8.6	53.3	(2.4)	594.9	1 687.4

Total foreign currency position is represented by:
– Investment position(1)	8.2	0.1	65.4	—	190.6
– Trading position(2)	1 024.8	8.5	(12.1)	(2.4)	404.3
– Reinsurance accounts	—	—	—	—	—
(1)	Foreign currency investment position represents medium or long-term investments in subsidiaries expressed in foreign currencies.
(2)
Foreign exchange trading position in each currency represents the net open position, considering that the Group subsidiaries managed their currency exposure hedging their positions against functional currencies and not against the currency in which the Group financial statements are presented.

NOTE 33 — SECURITISATION TRANSACTIONS

a)	Securitisation of loans and advances to customers

Lusitano No. 1, Limited
In August 1999, BES entered into an agreement to securitise consumer loans carried in its books at EUR 250 million through Lusitano No. 1 Limited. BES sold the consumer loans, with no gain or loss recorded in the statement of income, to Lusitano No. 1 Limited, which raised the necessary funds through the issue in capital markets of senior and junior Notes secured on those assets. The issue terms of the Notes include provisions that their holders have no recourse to BES or any other Group company. The Group does not support any credit loss in excess of cash collateral deposited with Lusitano No. 1 Limited in amounts, which cannot exceed 5% of the nominal amount of the consumer loans transferred. Lusitano No. 1 Limited’s only activity is to hold the consumer credit portfolio purchased from BES. The payment of capital and interest relating to the bonds issued by this entity will rely exclusively on this portfolio and on the collateral deposited by BES. Through the purchase of residual certificates issued by Lusitano No. 1 Limited, BES became entitled to the residual value of this entity’s assets, after liabilities towards the bondholders have been settled. The interest paid quarterly on these residual certificates is recognised as income of the period.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Other information relating to this securitisation can be summarised as follows:

a)	Securities issued by Lusitano No. 1 Limited
	Senior	Junior	Residual certificates

Rating
– Fitch	AAA	A	—
– Moody’s	Aaa	A2	—
– Standard & Poor’s	AAA	A	—
Amount (millions of Euro)	233.7	16.3	—
Coupon interest rate	Euribor 3m	Euribor 3m	Excess spread
	+ 0.36% pa	+ 0.75% pa
Redemption	Up to September 2007	Up to September 2007	Until September 2007
Securities held by BES Group	No record	No record	No record

b)	Commitments retained by BES Group:
•	Cash reserve: EUR 5.8 million, recorded in Other assets

•	Liquidity lines and guarantees: not applicable

c)	Provisions:
•	Provisions in the amount of EUR 1.7 million were recorded in accordance with Instruction no. 27/2000 of Bank of Portugal (see Note 5), and are classified under unrealised losses recorded (see Note 5).

d)	Intervening entities:
•	Purchasers of credits:	Lusitano No. 1 Limited and Deutsche Bank (Portugal);

•	Manager of credits:	BES

Lusitano Finance No. 2, Plc
In April, 2002, BES Group entered into the third securitisation transaction, having sold to Lusitano Finance no.2 Plc Company a portfolio of loans, in the global amount of EUR 450.0 million, composed of two portfolios, a consumer loans portfolio, recorded in BES accounts, in the amount of EUR 150.0 million and a leasing portfolio, recorded in BESLEASING Mobiliária accounts, in the amount of EUR 300.0 million.

At the time of the sale, no gains or losses were recorded both by BES or BESLEASING Mobiliária. Lusitano Finance no. 2 Plc Company financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of loans acquired. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BES and BESLEASING Mobiliária cannot be made responsible for any amounts of non-performing of the loans portfolio sold exceeding the face value of Class D notes issued by Lusitano Finance no. 2 Plc for the purposes of setting up a collateral deposit. This collateral deposit will assume the maximum value of 4.5% of the nominal value of the loan portfolio acquired.

Lusitano Finance no. 2 Plc Company’s only activity is to hold the loan portfolio acquired to BES and BESLEASING Mobiliária and the payment of principal and interest of the bonds issued by this entity will depend exclusively of the portfolio and the collateral deposit made with the issue of Class D notes acquired by BES and

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

BESLEASING Mobiliária. The Class D notes give to its holders the right to receive on a quarterly basis, the excess spread calculated by Lusitano Finance no2. Plc, after having paid the liabilities arising from the other notes and after having deducted the operational costs. This excess spread is estimated and is recognised on an accrual basis in the financial statements of BES and BESLEASING Mobiliária.

A provision amounting to EUR 1.7 million to cover the cash reserve was calculated and booked in accordance with Instruction no. 27/2000 of the Bank of Portugal.

This securitisation transaction also presents the following features:

a)	Securities issued by Lusitano Finance No. 2 Plc
	Class A	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AA	A–	—
– Moody’s	Aaa	Aa2	A2	—
– Standard & Poor’s	AAA	AA	A–	—

Face value (EUR million)	409.7	11.3	29.0	20.3

Coupon rate/return	Euribor 3m +0.27% pa	Euribor 3m + 0.45% pa	Euribor 3m + 0.83% pa	“Excess spread”

Reimbursement	Until Apr/2010	Until Apr/2010	Until Apr/2010	Until Apr/2010
Securities held by BES Group:
Book value (EUR million)	—	—	—	20.3

b)	Commitments retained by the Group:
•	Class D up to EUR 20.3 million, accounted for as Investment securities available for sale (see Note 5).

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:
•
Provisions for securities in the amount of EUR 4.6 million were recorded, in accordance with Instruction no. 27/2000 of Bank of Portugal, and are classified under unrealised losses recorded (see Note 5).

d)	Entities involved:
•	Purchasers of credits: Lusitano Finance No. 2 Plc and BNP Paribas (Portugal);

•	Manager of credits: BES and BESLEASING MOBILIÁRIA.

Lusitano Mortgages No. 1, Plc
In December 2002, BES Group performed the fourth securitisation transaction, having sold to Lusitano Mortgages No. 1 fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Navegator, SGFTC, SA, a mortgage portfolio in the amount of EUR 1,000.0 million that was recorded in BIC’s balance sheet.

At the time of the sale, no gains or losses were recorded by BIC. Lusitano Mortgages No. 1 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 1, Plc that

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BIC cannot be made responsible for any amounts of non-performing loans portfolio sold exceeding the face value of Class F acquired by BIC and issued by Lusitano Mortgages No. 1, Plc with the objective of setting up collateral deposit (cash reserve). The face value of this note will have a maximum value of 1% of the portfolio sold.

Lusitano Mortgages No. 1 Fund has the sole activity of owning the portfolio acquired from BIC and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 1, Plc only activity is holding the participation units in Lusitano Mortgages No. 1 Fund. The amount of principal and interest paid on the Class A, B, C, D and E notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class F acquired by BIC. This Class F note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 1, Plc, after liquidation of the liabilities with note holders of Class A, B, C, D and E, and its operational costs, which, when possible to be estimated, is accrued and recognised in BIC’s statement of income.

This securitisation transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 1 Plc
	Class A	Class B	Class C	Class D	Class E	Class F

Rating
– FITCH Ratings	AAA	AA	A	BBB	BB	—
– Moody’s	Aaa	Aa3	A2	Baa2	Ba1	—
– Standard & Poor’s	AAA	AA	A	BBB	BB	—
Face value
(EUR million)	915.0	32.5	25.0	22.5	5.0	10.0
Coupon rate/return	Euribor 3m + 0.28% pa	Euribor 3m + 0.48% pa	Euribor 3m + 0.65% pa	Euribor 3m + 1.35% pa	Euribor 3m + 3.90% pa	“Excess spread”
Reimbursement	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035
Securities held by BES Group:
Book value (EUR million)	—	—	—	—	—	13.3

b)	Commitments retained by the Group:
•	Class F note accounted for under Investment securities available for sale.

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:
•
Provisions for securities in the amount of EUR 9.9 million were recorded, in accordance with Instruction no. 27/2000 of Bank of Portugal (see Note 5), and are classified under unrealised losses recorded (see Note 5).

d)	Entities involved:
•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 1 Fund;

•	Fund manager of Lusitano Mortgages No. 1: Navegator, SGFTC, SA

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 1 Plc;

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

•	Custody of participation units: BES;

•	Servicer: BIC;

•	Liquidity facility provider: Deutsche Bank (Portugal), SFE Madeira.

b)	Securitisation of securities

Lusitano Global CDO No. 1, Plc

During the second half of 2001, BES Group performed a securitisation transaction of domestic bonds and euro bonds, having sold to Lusitano Global CDO n. 1 Plc a portfolio of securities, whose book value was EUR 1 144.3 million. These securities were recorded in the investment portfolio of BES Group. Lusitano Global CDO n. 1 Plc financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of securities. The holders of the bonds have no right of recourse, in accordance with the terms of the issue.

BES Group cannot be made responsible for any amounts of non-performing of the portfolio sold exceeding the face value of Class D and the cash reserve that was acquired and set up by BES. The face value of this note will have a maximum value of 9.6% of the face value of the note sold.

Lusitano Global CDO No. 1 Plc’s only activity is the ownership of the portfolio acquired from BES Group and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio and of Class D that includes the cash reserve acquired by BES Group. This Class D note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Global CDO No. 1, Plc, after liquidation of the liabilities with note holders of Class A, B, C and its operational costs, which, when possible to be estimated, is accrued and recognised in BES Group statement of income.

This securitisation operation also presents the following features:

a)	Securities issued by Lusitano Global CDO No. 1 Plc

	Class A1	Class A2	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AAA	AA	A	—
– Moody’s	Aaa	Aaa	Aa1	A1	—
– Standard & Poor’s	AAA	AAA	AA	A+	—
Face value
(EUR million)	350.0	623.8	42.3	25.2	103.0
Coupon rate / return	Euribor 3m + 0,25% pa	Euribor 3m + 0,45% pa	Euribor 3m + 0,65% pa	Euribor 3m + 1,10% pa	Excess spread until 10%
Reimbursement	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015
Securities held by BES Group:
Book value
(EUR million)	7.3	0.5	—	15.3	100.0

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

b)	Commitments retained by the Group:

•	Class D notes on the maximum amount of EUR 110.0 million, accounted for as Investment securities available for sale.

•	The Group also holds 7 255 Class A1 notes, 500 notes Class A2 notes and 15 300 Class C notes, also accounted for as Investment securities available for sale.

•	Liquidity lines and guarantees: non-applicable.

c)	Entities involved:

•	Acquirer: Lusitano CDO No.1, Plc and Deutsche Bank Portugal;

Securities acquired by the Group following securitisation transactions are accounted for under Investment securities available for sale and are stated net of unrealised losses recognised in compliance with the Bank of Portugal Instruction no. 27/2000.

NOTE 34 — RECONCILIATION OF STATUTORY AND US ACCOUNTING PRINCIPLES

The accompanying financial statements are prepared in accordance with the accounting principles and other regulatory pronouncements applicable to the financial services sector in Portugal (Portuguese GAAP) which vary from US GAAP in the following significant respects.

a)	Revaluation of property and equipment and real estate

Under Portuguese GAAP, banking subsidiaries have revalued through government approved indices the cost and accumulated depreciation of tangible fixed assets in accordance with applicable legislation. Amortization charges with respects to revalued assets, are calculated on the basis of these assets’ adjusted carrying value, rather than their historical acquisition cost, and are fully recognized in income.

Additionally, under Portuguese GAAP real estate held by insurance subsidiaries are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least in the last 5 years, in accordance with the methods recognized by the Portuguese Insurance Institute, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months. The unrealized gain or loss is recognized through Revaluation reserve. Any unrealized loss not covered by this reserve is charged to income. Real estate in insurance undertakings are not depreciated.

Under US GAAP, revaluations are not permitted, therefore these assets are carried at historical cost less depreciation. Depreciation charges are calculated on the basis of the assets’ acquisition cost.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The adjustments indicated below for US GAAP purposes have been calculated to reflect the reversal of the revaluation referred to above, the impact in income of the sale of fixed assets and the difference in depreciation.

	Increase/(decrease)
	2001	2002

	(In millions of Euro)
Net Income
Total depreciation booked in the year	(0.6)	0.2
Sales in the period	11.0	(0.3)
Fair value adjustments arising from business combinations (see note 34.m)	(7.9)	(6.9)

	2.5	(7.0)

Shareholders’ equity
Reversal of revaluation reserve	(183.7)	(185.6)
Fair value adjustments arising from business combinations (see note 34.m)	130.7	123.8

	(53.0)	(61.8)

b)	Investment securities

Under US GAAP the Group adopted SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”, which addresses the accounting for investments in equity and debt securities.

(i)	Banking operations

Investment securities available-for-sale — According to Portuguese GAAP, net unrealized losses determined on an individual investment basis are recognized in the income statement, and net unrealized gains are not recorded.

Long term strategic investments, are classified as Other equity holdings and, under Portuguese GAAP, must be recorded at acquisition cost less provisions calculated in accordance with Bank of Portugal rules which are described in Note 2.

Under US GAAP these investments are treated as securities available for sale and accounted under the criteria referred to below.

(ii)	Insurance operations

Debt securities held by insurance subsidiaries are classified as available for sale and for Portuguese GAAP purposes are carried at acquisition cost, except for the investments for the benefit of life assurance policyholders who bear the investment risk. Interest accrual is made based on nominal value and on the applicable interest rate for the period. Premium or discount is accrued over the period to maturity against the Statement of income.

The equity securities portfolio, also classified as available for sale, under Portuguese GAAP is valued at the balance sheet date at market value. Unrealised gains and losses resulting from the difference between the book value and market value, at the balance sheet date, are recorded in shareholders’ equity under “Regulatory revaluation reserve”. Any losses not covered by the reserve are charged to the Statement of income.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

With respect to investments representing life assurance provisions for bonuses and rebates, unrealised gains and losses are transferred to the “Fund for future appropriations”. Any losses not covered by the Fund for future appropriations are charged to the Statement of income.

As explained in Note 2, in 2001, the regulatory authorities issued a transitional rule, rule nr. 19/2001-R, of December 4, 2001, allowing the insurance companies to defer unrealised losses generated during 2001 not compensated by the “Fund for future appropriations” and the “Regulatory revaluation reserve”. As at December 31, 2001 ESFG deferred in its balance sheet 90% of the unrealised losses generated in 2001 (see note 9).

Under US GAAP securities classified as available-for-sale for banking and insurance operations are carried at fair value. Unrealized gains and losses are recorded in shareholders’ equity, net of applicable taxes, except where there has been a decline in fair value of available for sale securities, which is judged to have been other-than temporary, for which the amount of the write down is included directly in the Statement of income as an impairment.

For US GAAP purposes, held to maturity securities are carried at amortized cost less a provision for any other-than temporary impairment.

The adjustments in Investment securities and Other equity holdings, as of December 31, 2002, in order to bring their valuation in line with US GAAP, are the following:

	Increase/(decrease) in
	Net Income	Shareholders’ Equity

	(In millions of Euro)
Unrealized/Impairment losses on Other equity holdings not recognized under Portuguese GAAP
Portugal Telecom	(177.2)	(99.6)
PTM	—	(152.9)
Bradesco	(120.7)	(116.2)
BMCE	(11.8)	(11.1)
Bradespar	(20.8)	(20.8)
Novabase	(9.9)	(9.1)
Others	(3.5)	(6.6)

Other equity holdings	(343.9)	(416.3)

Unrealized gains/Impairment losses not recognized under Portuguese GAAP
Available for sale portfolio	(52.6)	(16.3)
Held to maturity portfolio	(0.4)	2.8

Investment securities	(53.0)	(13.5)

Total investment securities available for sale	(396.9)	(429.8)

c)	Pension and other employee benefits

As referred to in Note 2, the Group is liable for pensions, including widows and orphans benefits and permanent disability as stipulated in the collective labour agreement for the banking and insurance businesses in Portugal.

Additionally the Portuguese banking subsidiaries also provide supplemental health care benefits to employees and retirees. Under this health care plan, the Group is required to make annual contributions to a

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

health care organization that covers the entire banking system. These benefits are provided through a multi-employer plan. The costs of this supplemental health care benefits are accounted for on a cash basis under Portuguese GAAP.

The accounting policy for pensions under Portuguese GAAP for the Portuguese banking and insurance businesses is explained in Note 2.

For the Portuguese banking operations this accounting policy follows the rules established by the Bank of Portugal in Regulation no. 12/2001. This regulation in force since December 2001, introduced several changes in the accounting for pensions allowing the deferral, under the corridor method, of actuarial gains and losses generated after 2001. Therefore, until that date the Group charged actuarial gains and losses generated in relation to pension plans held by banking subsidiaries to the Statement of income for Portuguese GAAP purposes and deferred them, under the corridor method, for US GAAP purposes.

Additionally, under this Regulation, for local purposes Portuguese banking subsidiaries are allowed to capitalize retirement costs and amortize them over a period of 10 years which is not allowed under US GAAP.

Insurance subsidiaries account for pensions in accordance with the rules of ISP which requires that any increase in vested benefits, for whatever reason (including actuarial gains and losses) must be recognised in the Statement of income as and when it arises. For US GAAP purposes the Group capitalises the actuarial gains and losses generated in relation to pension plans held by insurance subsidiaries under the corridor method.

In 2002 the ISP authorised insurance companies to recognise in the Statement of income during a period of three years, the curtailment costs incurred in the year. For US GAAP purposes these curtailment costs were expensed in 2002.

The major impacts on the Group’s consolidated financial statements of the application of SFAS 87 Employers’ Accounting for Pensions and of SFAS 106 Employers Accounting for Post Retirement Benefits Other than Pensions are the following:

Increase/(decrease)

2002

Net Income

(In millions of Euro)
Early retirements (Pensions)	(75.3)
Health benefits – Net periodic cost(1)	(31.3)
Difference in amortization of net actuarial gains and losses and transition obligation	5.3
Other	2.1
Fair value adjustments arising from business combinations (see note 34.m)	38.1

(61.1)

(1)	For local purposes, net periodic cost equals the benefits paid by the Group.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Increase/(decrease)

2002

Shareholders’ equity

(In millions of Euro)
Accrual for health benefits	(31.3)
Actuarial losses(2)	240.4
Other	2.6

211.7
Additional minimum liability (in Other Comprehensive Income)	(21.0)

190.7
Fair value adjustments arising from business combinations (see note 34.m)	(72.5)

118.2

(2)	Mainly generated up to December 31, 2001, under US GAAP.

Until December 31, 2001 Management believed that no liability needed to be recognized under US GAAP for the health care benefits as it was expected that this health benefit plan was not legally binding and would be integrated in the future under the State Social Security System. During 2002 the Group has reassessed the accounting of the health benefit plan under paragraph 8 of SFAS 106 and has concluded that based on the practice of paying postretirement health benefits an obligation should be recorded by the Group. On this basis, the Group charged to the Statement of income in 2002, the projected benefit obligaton as at 31 December 2001 net of the transition obligation calculated under the rules of SFAS 106 and excluding the actuarial losses as at that date.

The projected benefit obligations as at December 31, 2001 and 2002 of the Group, for the pension and postretirement health plan, were calculated based on the Projected Unit Credit Method and considering the actuarial assumptions described in Note 27.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The table below shows the reconciliation of the funded status:

	December 31,

	2000	2001	2002

	Pension Benefits	Pension Benefits	Pension Benefits	Other Benefits

	(In millions of Euro)
Accumulated Benefit Obligation	814.8	900.3	1 104.3	61.0

Projected Benefit Obligation (PBO)	(967.7)	(1 067.3)	(1 229.8)	(69.3)
Plan Assets	820.3	973.5	1 139.6	0.0

Funded Status	(147.4)	(93.8)	(90.2)	(69.3)
Unrecognized transition obligation	86.5	70.5	62.7	19.4
Unrecognized prior service cost	17.5	15.3	14.3	0.4
Unrecognized net actuarial loss	348.1	405.1	598.9	18.2

Prepaid/(accrued) benefit cost	304.7	397.1	585.7	(31.3)

Minimum liability recognised	—	—	(15.3)	(29.7)
Intangible asset	—	—	4.6	19.4
Other Comprehensive Income	—	—	10.7	10.3

The unrecognized net obligations at transition and the unrecognized prior service cost and the net gains or losses, are being amortized over 23 years being the average remaining service life of active employees.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The table below shows the change in the benefit obligation and plan assets:

	December 31,
	2000	2001	2002
	Pension Benefits	Pension Benefits	Pension Benefits	Other Benefits

	(In millions of Euro)
Change in benefit obligation
Benefit obligation at the beginning of year	893.6	967.7	1 067.3	60.7
Increase resulting from business combination	—	—	7.1	—
Service cost	14.5	14.6	15.4	0.9
Interest cost	60.8	65.0	63.2	3.5
Plan participants’ contribution	1.9	2.1	1.8	—
Curtailment losses related to early retirements	45.9	77.9	86.0	4.3
Actuarial loss/(gain)	3.7	3.0	64.0	4.0
Benefits paid by Fund	(52.7)	(58.0)	(73.6)	—
Benefits paid by the Company	—	(5.0)	(1.4)	(4.1)

Benefit obligation at the end of year	967.7	1 067.3	1 229.8	69.3

Change in Plan Assets – 2002
Fair Value of Plan Assets at the beginning of year	793.5	820.3	973.5	—
Business combination	—	—	7.5	—
Actual return on Plan Assets	(10.0)	(30.6)	(86.8)	—
Employer contributions	84.6	240.7	317.2	—
Plan participants’ contributions	4.9	6.3	1.8	—
Benefits paid by Fund	(52.7)	(63.2)	(73.6)	—

Fair Value of Plan Assets at the end of year	820.3	973.5	1 139.6	—

Separate Net Periodic Benefit Costs have been produced for pensions and healthcare.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

A summary of the components of the net periodic pension and post-retirement benefit cost for the plans is given below.

	Years ended December 31,
	2000	2001	2002
	Pension Benefits	Pension Benefits	Pension Benefits	Other Benefits

	(In millions of Euro)
Service cost	12.9	12.9	15.4	0.9
Interest cost on projected benefit obligations	60.8	65.0	63.2	3.5
Expected return on plan assets	(56.7)	(62.7)	(56.3)	—
Amortization on the initial unfunded obligations	7.8	7.7	7.8	26.3
Amortization of the unrecognized prior service cost	1.0	1.0	1.0	—
Amortization of the unrecognized net (gain)/loss	8.8	12.0	13.3	0.4
Curtailment losses related to early retirements	45.9	92.1	86.0	4.3

Net periodic benefit cost	80.5	128.0	130.4	35.4

The development of prepaid / (accrued) benefit cost is the following:

	December 31, 2002
	Pension Benefits	Other Benefits

	(In millions of Euro)
Prepaid / (accrued) benefit cost at the beginning of the year	397.1	—
Net periodic cost	(130.4)	(35.4)
Employer contributions and other contributions	319.0	4.1

Prepaid / (accrued) benefit cost at the end of the year	585.7	(31.3)

The table below shows the development of net actuarial losses for the year:

	December 31, 2002
	Pension Benefits	Other Benefits

	(In millions of Euro)
Net actuarial losses at the beginning of the year	405.1	14.6
Movements in the year
Actuarial losses in relation to the PBO	64.0	4.0
Actuarial losses in relation to the plan assets	143.1	—
Amortization of actuarial gains and losses	(13.3)	(0.4)

Net actuarial losses at the end of the year	598.9	18.2

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

d)	Distribution of profits to employees

Under Portuguese GAAP, distribution of profits to employees is recorded in the financial statements only in the period in which it is paid and is charged against retained earnings. Under US GAAP, distribution of profits to employees is considered as an expense of the year to which it relates. On the basis of the proposed profit distribution for 2002 made by the Boards of Directors and approved by the General Shareholders’ Meeting of ESFG’s subsidiaries, the bonus to employees to be paid in 2003, amount to approximately EUR 21.7 million.

The differences in the bonus values for the years 2001 and 2002 are reconciled as follows:

	December 31, 2002

	Net Income	Shareholders’ Equity

	(In millions of Euro)
Bonus accrued under US GAAP in 2001	(20.1)	(20.1)
Actual amount paid by the Group and charged against reserves	21.7	21.7

Under-accrual in 2001 charged in the 2002 US GAAP income statement	1.6	1.6

Bonus accrued under US GAAP in 2002, to be paid and recorded against reserves and results in 2003 in local accounts	21.7	21.7

Impact on income statement under US GAAP	23.3

	December 31, 2001

	Net Income	Shareholders’ Equity

	(In millions of Euro)
Bonus accrued under US GAAP in 2000	(26.0)	(26.0)
Actual amount paid by the Banking Group and charged against reserves	27.0	27.0

Under-accrual in 2000 charged in the 2001 US GAAP income statement	1.0	1.0

Bonus accrued under US GAAP in 2001, to be paid and recorded against reserves and results in 2002 in local accounts	20.1	20.1

e)	Impairment of loans

Under Portuguese GAAP the allowance for loan losses is established as described in Note 2. Under US GAAP this allowance is calculated with reference to SFAS 114 “Accounting by Creditors for Impairment of a Loan” as amended by SFAS 118. These statements require that impairment of larger-balances, non-homogenous loans be measured by comparing the net carrying amount of the loan to the present value of the expected future cash flows discounted at the loan’s effective rate, the secondary market value of the loan, or the fair value of the collateral for collateral-dependent loans. A valuation allowance is established if necessary within the overall allowance for credit losses. Smaller-balances, homogenous loans, including consumer mortgages, are collectively evaluated for impairment. For US GAAP purposes, the allowance deemed necessary to cover the impairment calculated as described above is charged against net income.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The following table sets forth information regarding the Group impaired loans:

	December 31,

	2000	2001	2002

	(In millions of Euro)
Loans under SFAS 114 scope with an allowance	833.1	1 482.5	2 267.0
Loans under SFAS 114 scope without an allowance(1)	284.8	423.6	597.2

Total loans under SFAS 114 scope	1 117.9	1 906.1	2 864.2
Allowance for loans under SFAS 114 scope	(533.0)	(566.4)	(772.6)

Total loans under SFAS 114 scope, net	584.9	1 339.7	2 091.6

(1)	These loans do not require an allowance for credit losses since they are collateralized by real estate assets with market value that exceeds the loan outstanding amount.

As of December 31, 2001, based on the application of SFAS 114 in the calculation of impairment losses on a loan by loan basis, the Group identified an excess provision on a consolidated basis amounting to approximately EUR 45.5 million.

Due, mainly, to the economic environment in Portugal and in Europe, the application of the same rule in 2002 led to the conclusion that there is no excess provision to be reverted for US GAAP purposes, except a provision booked in the Spanish subsidiary of BES (BESSA) amounting to EUR 9.9 million.

This provision in BESSA is set up above the specific and statistical provisions and does not reflect the credit quality of the loan portfolio or the Company’s own experience of impairment. Therefore this provision was written-back for US GAAP purposes.

Additionally, loan losses is increased for US GAAP purposes by EUR 3.3 million (2001 : EUR 6.0 million) as a consequence of the fair value adjustments arising from business combinations as explained in note 34 m).

f)	Securitizations

SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” establishes accounting and reporting rules for the transfer of financial assets and was applied by the Group in accounting for securitization transactions.

The Group, through its Portuguese banking subsidiaries, has entered into securitization transactions under which it transferred loans and securities portfolio to third parties. Under the referred transactions the Group has retained interests in these securitized financial assets mainly under the form of subordinated bonds and cash reserves.

Under Portuguese GAAP, all assets transferred were removed from the balance sheet. The retained interests were booked at their acquisition cost and the gain or loss on the transaction was calculated comparing the proceeds from the sale with the book value of the assets transferred. However, following the rules of the Bank of Portugal, the Group made provisions in its financial statements, for both the loans and the securities portfolio transferred up to a maximum amount equivalent to the book value of the residual notes acquired.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The Group has, as of December 31, 2002, the following securitization transactions in place:

Bonds	Date	Amount (In millions of Euro)	Financial asset

Lusitano No. 1	Aug. 1999	250.0	Consumer loans
Lusitano Global CDO No. 1	Aug. 2001	1 144.3	Eurobonds and other bonds
Lusitano Finance No. 2	Apr. 2002	450.0	Finance lease and
			consumer loans
Lusitano Mortgages No. 1	Dec. 2002	1 000.0	Mortgage loans

Group Management considered that although the Lusitano Global CDO No.1, the Lusitano Finance No. 2 and the Lusitano Mortgages No. 1 transactions might meet the requirements set out in SFAS 140 for sale treatment, regarding Topic D-14 and FIN 46, for the transactions occurred in 2002, the Special Purpose Entities must be consolidated for US GAAP purposes. If the assets transferred under these transactions were restated as of December 31, 2002, consolidated assets and liabilities would be increased by approximately EUR 2,378.3 million and EUR 2,380,4 million, respectively. Moreover, the Group would recognize an additional loss before minority interests of EUR 9.1 million and Other comprehensive income before minority interest of EUR 7.0 million.

For US GAAP purposes Lusitano No. 1 was recognized as sale, and the gain or loss on the sale of loans was calculated measuring all the proceeds and reductions of the proceeds at their fair value at the date of the transfer. To obtain fair values, quoted market prices were used if available. Due to the fact that quotes are generally not available for retained interests, the Group estimated their fair value as the present value of the future expected cash flows, projected based on key assumptions made by Management regarding credit losses, timing of prepayment, yield curves and discount rates.

In relation to Lusitano No. 1 the transferor acts as servicer. However, no servicing asset or liability was accounted for, as Management estimates that the benefits of servicing are just adequate to compensate the Group for its servicing responsibilities. No gain or loss was recorded in this transaction, as the underlying assets were sold at their book value, which was approximately their fair value at the date of the transaction.

The retained interests over the securitized assets, which were received, can be analyzed as follows:

	Acquisition cost	Fair Value Dec 31, 2002

	(In millions of Euro)
Lusitano No. 1	—	4.3

	—	4.3

For US GAAP purposes these retained interests, which are kept at acquisition cost less provision for Portuguese GAAP purposes, were revalued at fair value as of December 31, 2002, and the Group recognized a cost before minority interests of EUR 10 million (2001: EUR 5,9 million) that reflects the change in fair value occurred in the year.

The main assumptions used in the calculation of the fair value of the retained interest were:

2002

Discount rates	Euribor 3 months
Expected prepayments	18.0%
Weighted average life (years)	2.25
Anticipated credit losses	4.1%

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Sensitivity analysis was carried out for Lusitano No. 1 transaction considering unfavorable combined variations of the write-offs and prepayments. The discount rate was held constant. The results obtained are as follows:

Variation	Write-offs	Prepayments	Fair Value December 31, 2002

(In millions of Euro)
50.0%	3.8%	27.0%	3.0
100.0%	5.0%	36.0%	1.7

Cash flows of Lusitano No.1 transaction were:

Sale of Assets	Servicing Fees	Cash-flow received from retained in- terests

(In millions of Euro)
—	0.9	7.3

As of December 31, 2002, total amount outstanding, delinquencies and defaults of the securitized assets considered as sales can be analyzed as follows:

	Principal amount	Delinquencies	Defaults

	(In millions of Euro)
Lusitano No. 1	116.6	4.9	9.6

The adjustment made for US GAAP purposes, can be analyzed as follows:

	Net Income		Shareholders’ Equity

	Year ended December 31,		December 31,
	2001	2002	2001	2002

	(In millions of Euro)
Lusitano No. 1	(5.9)	(10.0)	14.3	4.3
Lusitano Global CDO No. 1	—	(5.1)	—	1.9
Lusitano Finance No. 2	—	(5.2)	—	(5.2)
Lusitano Mortgages No. 1	—	1.2	—	1.2

	(5.9)	(19.1)	14.3	2.2

g)	Credit Linked Notes

Included in the securities portfolio of the Group are included Credit Linked Notes (“CLN”) issued by Special Purpose Entities.

The Group reviewed the CLN in the light of the US GAAP consolidation rules for Special Purpose Entities and concluded that a significant part of the CLN are issued by entities that must be included in consolidation as they are held/controlled by one of the Group’s subsidiary.

The major part of these CLN includes debt that is the obligation of the Group’s subsidiaries. These CLN and related debt are recorded on the Group’s consolidated balance sheet under Portuguese GAAP. Under US GAAP, the CLN and debt, and related interest income and expense, are eliminated upon consolidation as an intercompany transaction. The derivatives contained in the CLN are separately recorded at fair value on the balance sheet. During 2002, the interest receivable and payable were EUR 8.6 million and EUR 40.2 million,

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

respectively (2001: EUR 28.8 million and 36.3 million, respectively). The assets and liabilities eliminated at December 31, 2002 were approximately EUR 1 510.5 million (2001: EUR 1,330.8 million). As of December 31, 2002, the fair value of the derivatives was EUR (89.8) million (2001: EUR (21.0) million). The effect in the Statement of income of consolidating these CLN amounts to a loss of EUR 28.7 million and in retained earnings amounts to a loss of EUR 20.5 million.

Additionally, the consolidation of the remaining CLN would have a negative impact of EUR 2.2 million in the Statement of income and of 1.5 million in Other comprehensive income.

The adjustments made for US GAAP purposes are the following:

	Increase/(decrease) in

	Net Income		Shareholders’ Equity

	Year ended December 31,		December 31,

	2001	2002	2001	2002

Credit linked notes	(20.5)	(30.8)	(20.5)	(51.5)

	(20.5)	(30.8)	(20.5)	(51.5)

h)	Depositor’s guarantee fund

Under US GAAP the portion of the Group’s annual contribution to the Depositors’ guarantee fund that is not expensed for statutory purposes (see Note 2) but is guaranteed through certificates of deposit and accounted for in off balance sheet items, is charged to the Statement of income.

As referred to in Note 3, from the total amount of certificates of deposit held under cash and cash equivalents, EUR 40 million (2001: EUR 25.4 million) are pledged in guarantee of the irrevocable commitment for payment of the unpaid portion of the annual contribution to the Depositors’ guarantee fund.

i)	Derivative instruments

On January 1, 2001, the Group adopted SFAS 133, as amended by SFAS 137 and SFAS 138, which requires all derivatives to be recorded on the balance sheet at fair value. According to SFAS 133, changes in derivative fair values are either recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for hedges forecasted transactions and cash flow hedges, deferred and recorded as a component of other comprehensive income in shareholders’ equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative’s change in fair value will be immediately recognized in earnings.

For the purpose of applying the hedge accounting provisions of SFAS 133, the Group has designated certain fair value hedges of interest rate risk under the short-cut method. The Group has not designated any cash flow hedges. For a discussion of the Group’s use of derivatives, see note 31.

The transitional adjustment on the date of adoption of SFAS 133 resulted in a charge to income of EUR 24.4 million, net of minority interest.

The Group issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The application of SFAS 133 had the following impact in earnings for the years ended December 31, 2001 and 2002:

	Increase/(decrease) in

	Net Income		Shareholders’ Equity

	Year ended December 31,		December 31,

	2001	2002	2001	2002

	(In millions of Euro)
Transition adjustment	(24.4)	—	(24.4)	(19.9)
Revaluation at fair value of hedging activities	(3.2)	3.1	(3.0)	(0.2)
Revaluation at fair value of derivatives not designated as hedging derivatives(1)	(21.6)	67.5	(22.8)	40.5
Embedded derivatives	(47.6)	(7.7)	(47.6)	(47.6)

Net periodic benefit cost	(96.8)	62.9	(97.8)	(27.2)

(1)
For Portuguese GAAP purposes derivatives classified as hedging instruments are not marked to market. For US GAAP purposes, these derivatives were accounted for at fair value against income, as they do not qualify for hedge accounting under the rules of SFAS 133.

j)	Insurance Reserves

Workers Compensation Reserve

Workers’ compensation – life pensions are calculated using mortality tables and discount rates. In 2000, the ISP established new actuarial assumptions to be used on the calculation of the present value of the estimated liability. However, in accordance with the ISP’s rules, such change in estimates could have been recorded over a two year period from 2001 to 2000. Following the approval by the Company’s shareholders at the General Assembly on March 30, 2001 and with the agreement of the ISP, Tranquilidade charged EUR 14.9 million against retained earnings related to the increase in the workers’ compensation - life pension as a result of changes in actuarial assumptions introduced by the Regulator in 2000, which were required to be utilized by the end of the 2001 financial year. Under US GAAP, the estimated liability was charged against income in 2000 and 2001 in amounts of EUR 12.4 million and EUR 2.5 million, respectively.

According to the Portuguese Regulatory requirements for the Insurance sector, at the end of each year the insurance companies are obliged to pay a percentage corresponding to 0.85% of the workers’ compensation pensions remission value to a government fund (workers compensation fund – FAT) and this amount is charged, for Portuguese GAAP purposes to income on an annual basis.

For US GAAP purposes, as the insurance company liability arises at the occurance of the accident and its homologation, the insurance subsidiaries of ESFG, considering the “estimated life” of the pensioners, accrue a full provision based on an actuarial valuation of the present value of future payments. On this basis the Group charged to income in 2002 an amount of EUR 6.4 million.

Loss adjustment expenses

Loss adjustment expenses which cannot be allocated to specific claims are known as unallocated loss adjustment expenses (ULAE). Portuguese GAAP do not require unallocated loss adjustment expenses to be accrued. Under US GAAP, SFAS 60 requires that all costs expected to be incurred in connection with the settlement of unpaid claims shall be accrued when the related liability for unpaid claims is accrued. Therefore, in 2002 the Group charged to income an amount of EUR 13.9 million.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Technical Provisions – Life-insurance

Under Portuguese GAAP the life-insurance reserves reflect the present value of the insurance business future obligations arising from life policies written and are calculated using recognized actuarial methods within the scope of applicable legislation. These reserves are shown net of deferred acquisition costs, which are amortized in accordance with percentages established by the ISP. For US GAAP purposes, the liabilities are recalculated using the accounting model based on the type of product.

Each product line has been classified into one of the following Financial Accounting Standard (“FAS”) accounting models:

–	SFAS 60

–	SFAS 97 – Limited Payment contracts

–	SFAS 120

–	SFAS 91

–	SFAS 97 – Investment

–	SFAS 97 – Universal Life type contracts

Hereunder is the estimated life-insurance liabilities under Portuguese and US GAAP, as well as the requested adjustment as of December 31, 2002:

Product	Portuguese GAAP reserve	Zilmer	Net Portuguese GAAP Liability	USGAAP Reserve	DAC	URR	Net USGAAP Liability	USGAAP Adjustment

	(In millions of Euro)
Savings and units linked	4 301.5	(0.7)	4 300.8	4 301.5	30.7	46.0	4 316.8	16.0
Risk	12.4	—	12.4	10.7	3.9	—	6.8	(5.6)
Other	68.2	—	68.2	75.1	0.6	—	74.5	6.3

Total	4 382.1	(0.7)	4 381.4	4 387.3	35.2	46.0	4 398.1	16.7

Equalization Reserve

Under Portuguese GAAP, an equalization reserve is set up for lines of business that are characterized by greater uncertainty regarding the evolution of claims. Under US GAAP, setting up a reserve for claims not incurred is not allowed and, accordingly, a provision in the amount of EUR 2.0 million was reversed in the 2002 Statement of income.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Deferred acquisition costs

Under Portuguese GAAP the pro-rata temporis method is applied to the acquisition costs of non-life policies at a maximum rate of 20% of the unearned premium reserve. Under US GAAP the acquisition costs should be deferred when the premium is written and charged to income in proportion to the premiums recognized as income. In 2002 this resulted in an additional income for US GAAP purposes of EUR 1.0 million. Based on the above referred differences, the total adjustments made to insurance reserves in order to comply with US GAAP are the following:

	Increase/(decrease) in

	2001		2002

	Net Income	Shareholders’ Equity	Net Income	Shareholders’ Equity

	(In millions of Euro)
Workers compensation reserve
– Life pension	(2.5)	—	—	—
– Fund contribution	—	—	(6.4)	(6.4)
Loss adjustment expenses	—	—	(13.9)	(13.9)
Life-insurance	—	—	(16.7)	(16.7)
Equalization reserve	—	—	2.0	2.0
Dac – non-life	—	—	1.0	1.0

	(2.5)	—	(34.0)	(34.0)

k)	Insurance Revenues and Expenses (life-insurance):

Under Portuguese GAAP, premiums for all insurance contracts are recorded as insurance revenue, and liability for future policy benefits is established with a charge to insurance expense. Interest accrued on contracts is shown as an increase in insurance liabilities and an insurance expense. Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in insurance liabilities. Under US GAAP, amounts received for investment-type contracts, under which the company bears insignificant mortality risk, are not included in the income statement but are reported as deposits directly to insurance liabilities. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administrations and surrender charges, and are included in insurance revenue income when earned. Interest accrued on contracts is included in insurance expense. Payments upon maturity or surrender are reflected as reductions to the insurance liabilities on the balance sheet. As at December 31, 2002, under US GAAP, insurance revenues are lower by EUR 638.0 million (2001: EUR 743.8 million), insurance benefits are lower by EUR 632.0 million (2001: EUR 739.3 million) and other expenses are lower by EUR 6.1 million (2001: EUR 4.5 million).

l)	Result on sales of investments in consolidated subsidiaries

When the Group reduces its interest in its subsidiaries, the gains or losses under Portuguese GAAP and US GAAP may be different. This results from the difference in shareholders’ equity and goodwill of the subsidiary calculated under Portuguese GAAP and US GAAP.

In 2002, the Group sold Interatlântico, a Group company included in the consolidated balance sheet per the equity method. The gain for US GAAP purposes arising from this sale is lower than the gain calculated for Portuguese GAAP purposes by EUR 7.6 million (2001: EUR 0.4 million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

m)	Fair value adjustments arising from business combinations

     For Portuguese GAAP purposes, goodwill arising on the acquisition of subsidiaries is calculated as the difference between acquisition cost and the attributable statutory net assets at the date of acquisition. For US GAAP purposes purchase accounting is applied, and therefore goodwill is calculated as the difference between acquisition cost and the fair value of the net assets acquired, calculated at the date of acquisition.

Therefore, for US GAAP purposes, fair value adjustments are considered in relation to the assets and liabilities acquired at the date of acquisition and subsequent reversals are booked as and when appropriate.

The net amount as at December 31, 2001 and 2002 of the fair value adjustments considered in acquisition of subsidiaries for US GAAP purposes are analyzed and follows:

	Increase/(decrease) in

	Net Income		Shareholders’ Equity

	Year ended December 31,		December 31,
	2001	2002	2001	2002

	(In millions of Euro)
Fixed assets (see Note 34.a))	(7.9)	(6.9)	130.7	123.8
Pension liabilities (see Note 34.c))	7.3	38.1	(110.6)	(72.5)
Intangible assets	(3.6)	(3.8)	51.1	47.3
Provision for loan losses (see Note 34.e))	2.8	2.7	(6.0)	(3.3)

Fixed assets represent the revaluation surplus in relation to the property and equipment and real estate calculated at the date subsidiaries are acquired and is being amortized over 30 years which was judged to be the remaining useful live of the assets at the time of acquisition.

Pension liabilities represents the remaining unrecognized prior service cost with pensions at 31 December 2002 for subsidiaries acquired in prior years. From 2002, this pension liability is being amortized over the same period of the transitional obligation considered by the subsidiaries acquired that gave rise to this liability, which is 23 years.

Intangible asset respects to value in force representing the capitalized value of the life insurance portfolios. This value is the present value of net cash flows anticipated in the future from insurance policies written at the point in time of first time consolidation after the insurance portfolio was purchased. The capitalized value is amortized over 15 years which represents the average remaining live of the policies that comprises the portfolio.

n)	Goodwill

Under Portuguese GAAP, Goodwill arising on the acquisition of subsidiary and associated companies is determined as the excess of acquisition cost over the underlying statutory net assets and is charged against retained earnings in the year of acquisition.

Until December 31, 2001, under US GAAP, the Goodwill arising on acquisitions was reclassified as an intangible asset to be amortized over a period of 25 years, which was the management’s estimate of the useful life. On January 1, 2002, the Group adopted SFAS 142, which establishes that Goodwill, including previously existing Goodwill, and intangible assets with indefinite useful lives, does not need to be amortized but rather tested for impairment at least annually. Under SFAS 142, all recorded Goodwill must be assigned to one or more reporting units of the entity and evaluated for impairment at that level.

The Group reviews its Goodwill periodically for other than temporary impairment. If such impairment is indicated, a loss is recognized in the year.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The reconciliation of Goodwill between Portuguese GAAP and US GAAP can be analyzed as follows:

	Increase/(decrease)

	December 31,

	2001	2002

	(In millions of Euro)
Goodwill written off against reserves for Portuguese GAAP purposes (see Note 18)	482.5	475.8
US GAAP adjustments:
Amortization up to December 31, 2001	(102.1)	(100.6)
Impairment losses recognized in prior year	(10.9)	—
Capital reserve taken to the Statement of income	—	1.4
Effect on Goodwill of US GAAP and fair value adjustments	29.0	29.0

Goodwill capitalized under US GAAP as of December 31	398.5	405.6
Impairment losses recognized in the year	—	(62.4)

Net balance of Goodwill as of December 31	398.5	343.2

In 2002 the Group entered into a business combination from which resulted an excess of fair value of acquired net assets over cost (capital reserve). For US GAAP purposes this excess was considered a gain following the rules of SFAS 141.

During the period ending December 31, 2002, there were not any significant changes in the carrying amount of Goodwill (see Note 18).

The impact on the Statement of income for the year ended December 31, 2002 of the adjustments made for the US GAAP reconciliation purposes can be analyzed as follows:

2002

(In millions of Euro)
Capital reserve charged to net income	1.4
Impairment losses recognized in the year	(62.4)

(61.0)

The impairment of the operating business units disclosed above was determined based on the estimated fair value of the respective businesses calculated as the present value of expected future cash flows and quoted market prices when available.

During the last quarter of 2000 and during 2001 the Group acquired 100% of Via Banque, a credit institution active in commercial banking and listed on the Paris Stock Exchange for EUR 185.8 million. The Group included the net assets of Via Banque in its consolidated balance sheet as of the acquisition date. The purchase of Via Banque has been accounted for under the purchase method and accordingly, the results of operations have been incorporated in the Group’s consolidated Statement of income from the date of acquisition. On the acquisition the Group recorded negative goodwill of EUR 35.8 million. The negative goodwill was allocated on a pro rata basis first to the non current assets acquired with any excess deferred and amortized over a period not exceeding 20 years. Had the companies been acquired at the beginning of each respective year, proforma results would not have been materially different from actual results.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

o)	Deferred Income taxes

In accordance with SFAS 109 “Accounting for Income Taxes”, the Group has assessed its evaluation of the deferred tax assets and concluded that there is a reasonable basis to account for deferred taxes on the US GAAP adjustments which are deductible temporary differences.

For US GAAP purposes, the deferred tax is determined based on enacted tax rates applicable when the underlying items of income and expense are expected to be reported to tax authorities. Deferred tax assets are recognized in full but a valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2000, 2001 and 2002 no allowance was set up for the deferred tax asset, as management believes that it will be realized in the future.

The reconciliation between the Portuguese statutory tax rate and effective tax rate for Portuguese purposes is shown in Note 25. The deferred tax adjustments arising for US GAAP purposes were made at the statutory tax rate and have no significant impact on the effective rate for the income statement on a US GAAP basis.

The additional net deferred tax liabilities/(assets), which would have been recorded if on a US GAAP basis, are as follows:

	December 31,

	2000	2001	2002

	(In millions of Euro)
Current	(8.4)	(35.9)	(139.7)
Non-current	(1.4)	(64.7)	(42.8)

	(9.8)	(100.6)	(182.5)

The components of deferred tax assets and liabilities as determined under SFAS 109 are as follows:

	2000	2001	2002

	(In millions of Euro)
Gross deferred tax assets
Unrealized gain/losses and other than temporary impairment on investment securities	44.1	65.5	146.2
Revaluation of property and equipment	20.2	20.6	12.0
Euro and Y2K costs	5.2	2.3	0.7
Insurance reserve	4.1	—	5.5
Derivative instruments	—	21.1	9.1
Credit Linked Notes	—	—	17.1
Tax losses carried forward	4.8	81.8	52.1
Others	8.6	11.8	14.9

	87.0	203.1	257.6
Gross deferred tax liabilities
Impairment of loans	14.8	15.9	—
Pensions and other post retirement costs	48.9	84.2	74.0
Securitization	7.1	0.8	0.7
Others	6.4	1.6	0.4

	77.2	102.5	75.1

	9.8	100.6	182.5

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

p)	Share option plan

As of April 15, 1999, the Board adopted a fixed share option plan (the plan). The Group accounts for the plan under APB 25 and discloses the fair value in accordance with FASB statement 123. Under the plan, the Group may grant options to its employees for up to two million ordinary shares. The exercise price of each option equals the market price of the Group’s shares on the date of grant and an option’s maximum term of 10 years. Options are granted at the discretion of the Board and have a vesting period of 1 year. Options for two million shares were granted on April 15, 1999. No options were granted in 2001 and 2002.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 4.0%, expected volatility of 30.7%, risk free interest rates of 6.7% and expected life of 5 years.

As of December 31, 2002 the Group’s plan has a balance of options outstanding for 2 million shares granted at an exercise price totaling EUR 34.2 million. During the current year the two million shares are fully exercisable at USD 15.92 per share. No options were granted, exercised or forfeited since April 15, 1999.

The expense that would have been recorded in the Statement of income in 2000 had the Group adopted FASB statement 123 would have been EUR 0.6 million, respectively. There was neither expense nor proforma effect for 2001 and 2002. No expense was recognized under APB25. The following table details the reported and proforma income and earnings per share information:

	2000
	Reported	Proforma

Net Income	37.7	37.1
Net Income per share:
Basic	0.86	0.84
Diluted	0.86	0.81
Weighted average number of shares for diluted earnings per share	43 934 526	45 943 526

No proforma figures are presented for 2001 and 2002 as there is no impact of the stock options plan in these years as the market price of the shares have decreased since 2000.

	2000	2001	2002

	(In USD)
Strike Price	15.9167	15.9167	15.9167
Market Price at year end	17.574	17.337	16.74

q)	Other adjustments

Costs related to increases in share capital and to debt issuance

In the accompanying financial statements, costs related to the issue or increase in share capital are deferred and amortized over a period of between 3 and 5 years. Under US GAAP, such costs are charged against shareholders’ equity as incurred.

Under Portuguese GAAP, debt issuance costs are also amortized over a period of three years, whereas under US GAAP those costs are amortized over the maturity period of the debt.

Consultancy fees

Under Portuguese GAAP certain consultancy fees are capitalized and amortized over a period of three years. For US GAAP purposes such costs are charged to expense as incurred.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Indemnity Fund

Indemnity fund corresponds to an allowance for restructuring set up by BESSA, which does not comply with the requirements of US GAAP due to the fact that no plan was completed nor the respective details disclosed to the employees.

Advertising and other deferred costs

Certain advertising and deferred costs are capitalized and amortized for Portuguese GAAP purposes. Under US GAAP these types of costs are expensed when incurred.

Year 2000 and Euro implementation costs

Under Portuguese GAAP the costs specifically associated with the implementation of the Euro are deferred in the balance sheet, under other assets, and amortized on a straight-line basis until the end of 2001, while the costs specifically associated with the resolution of the Year 2000 issues are recorded in the balance sheet, in property and equipment or intangible assets, according to the nature of the cost, and depreciated over a three to four year period. Under US GAAP these costs are charged to the Statement of income as they occur.

The following tables shows the adjustments made for US GAAP purposes:

	Increase/(decrease) in

	2002

	Net	Shareholders’
	Income	Equity

	(In millions of Euro)
Euro and Y2K costs	5.0	(2.1)
Stock issue costs	4.7	(8.4)
Debt issue costs	(0.3)	4.9
Reversal of the indemnity fund	2.3	2.3
Advertising and other deferred costs	(1.5)	(14.4)

	10.2	(17.7)

	Increase/(decrease) in

	2001

	Net	Shareholders’
	Income	Equity

	(In millions of Euro)
Euro and Y2K costs	7.8	(7.1)
Stock issue costs	2.8	(10.7)
Debt issue costs	0.1	5.1
Reversal of the indemnity fund	—	—
Advertising and other deferred costs	(7.6)	(12.8)

	3.1	(25.5)

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

r)	Summary of significant adjustments to shareholders’ equity

The following is a summary of the significant adjustments to the shareholders’ equity of the Group which would be required if US GAAP had been applied instead of Portuguese GAAP:

			December 31,
			2001	2002

			(In millions of Euro)
Shareholders’ equity in accordance with Portuguese GAAP			93.0	40.3
Revalutation of property and equipment and real-estate	a	)	(53.0)	(61.8)
Investment securities	b	)	(232.7)	(429.8)
Pension and other employees benefits	c	)	200.3	118.2
Distribution of profits to employees	d	)	(20.1)	(21.7)
Impairment of loans	e	)	39.5	6.6
Securitized assets	f	)	14.3	2.2
Credit Linked Notes	g	)	(20.5)	(51.5)
Contribution to guarantee fund	h	)	(25.4)	(40.0)
Derivatives	i	)	(97.8)	(27.2)
Insurance reserves	j	)	—	(34.0)
Intangible assets	m	)	51.1	47.3
Goodwill	n	)	398.5	343.2
Other adjustments	q	)	(25.5)	(17.7)
Deferred taxes related to the adjustments of US GAAP	o	)	100.6	182.5
Minority interest			36.8	196.6

Shareholders’ equity in accordance with US GAAP			459.1	253.2

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

s)	Summary of significant adjustments to net income

The following is a summary of the significant adjustments to the net income of the Group which would be required if US GAAP had been applied instead of Portuguese GAAP:

			for the year ended December 31,

			2000	2001		2002

			(In millions of Euro, except for earnings per share)
Net income in accordance with Portuguese GAAP			106.3	11.0		(45.1)
Revalutation of property and equipment and real-estate	a	)	26.5	2.5		(7.0)
Investment securities	b	)	(69.0)	(109.7)		(396.9)
Pension and other employees benefits	c	)	(66.0)	(75.7)		(61.1)
Distribution of profits to employees	d	)	(27.6)	(20.1)		(23.3)
Impairment of loans	e	)	20.1	6.5		(32.9)
Securitized assets	f	)	3.1	(5.9)		(19.1)
Credit Linked Notes	g	)	—	(20.5)		(30.8)
Contribution to guarantee fund	h	)	(7.3)	(8.1)		(14.6)
Derivatives	i	)	—	(96.8)		62.9
Insurance reserves	j	)	(12.3)	(2.5)		(34.0)
Others adjustments	q	)	5.4	3.1		10.2
Result on sales of investments in consolidated subsidiaries	l	)	(1.1)	(0.4)		(7.6)
Intangible assets	m	)	(1.9)	(3.6)		(3.8)
Goodwill amortization/Impairment losses	n	)	(17.6)	(22.5)		(61.0)
Deferred taxes related to the adjustments of US GAAP	o	)	(21.9)	100.1		142.2
Minority interest			101.0	148.6		250.4

Net income (loss) per share in accordance with US GAAP			37.7	(94.0)		(271.5)

Net income (loss) per share in accordance with US GAAP
Basic			0.9	(2.1)		(6.3)
Diluted			0.8	(2.1	)(1)	(6.3	)(1)
Weighted average number of shares outstanding
For basic earnings per share			43 943 526	44 253 510		43 253 371
For diluted earnings per share			45 943 526	44 253 510	(1)	43 253 371	(1)

(1)	Convertible bonds interest and related obtainable shares (see Note 18) and stock-options are excluded from the calculation due to antidilutive effect.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

t)	Consolidated Statements of changes in shareholders’ equity under US GAAP

	Total Shareholders’ equity	Ordinary shares	Treasury shares	Share premium	Other reserves and retained earnings	Accumulated Other Comprehensive Income

	(In millions of Euro)

Balance as at 31 December 1999	647.5	479.1	(45.7)	118.6	87.9	7.6
Dividends on ordinary shares (EUR 0.705 per share)	(31.0)	—	—	—	(31.0)	—
Capital increase costs	(3.3)	—	—	(3.3)	—	—
Net change in unrealized gains (losses) on investment securities available for sale, net of taxes and minority interest	(30.8)	—	—	—	—	(30.8)
Excess of additional pension liability over unrecognized prior service cost, net of taxes and minority interest	(0.1)	—	—	—	—	(0.1)
Accumulated foreign currency translation adjustments, net of taxes and minority interest	2.1	—	—	—	—	2.1
Treasury shares acquired in the year	(27.1)	—	(27.1)	—	—	—
Net income	37.7	—	—	—	37.7	—

Balance as at 31 December 2000	595.0	479.1	(72.8)	115.3	94.6	(21.2)
Dividends on ordinary shares (EUR 0.74 per share)	(32.8)	—	—	—	(32.8)	—
Capital increase costs	(4.6)	—	—	(4.6)	—	—
Net change in unrealized gains (losses) on investment securities available for sale, net of taxes and minority interest	5.1	—	—	—	—	5.1
Excess of additional pension liability over unrecognized prior service cost, net of taxes and minority interest	(14.6)	—	—	—	—	(14.6)
Accumulated foreign currency translation adjustments, net of taxes and minority interest	5.3	—	—	—	—	5.3
Treasury shares acquired in the year	(0.3)	—	(0.3)	—	—	—
Net income	(94.0)	—	—	—	(94.0)	—

Balance as at 31 December 2001	459.1	479.1	(73.1)	110.7	(32.2)	(25.4)
Dividends on ordinary shares (EUR 0.21 per share)	(8.1)	—	—	—	(8.1)	—
Bonus shares attributed to shareholders	—	—	9.0	—	(9.0)	—
Net change in unrealized gains (losses) on investment securities available for sale, net of taxes and minority interest	55.9	—	—	—	—	55.9
Effect of consolidation of credit linked notes and securitization vehicles, net of taxes and minority interest	1.3	—	—	—	—	1.3
Excess of additional pension liability over unrecognized prior service cost, net of taxes and minority interest	(7.0)	—	—	—	—	(7.0)
Accumulated foreign currency translation adjustments, net of taxes and minority interest	(12.3)	—	—	—	—	(12.3)
Capital increase costs	(0.7)	—	—	—	(0.7)	—
Treasury shares acquired in the year	28.2	—	28.2	—	—	—
Other reserves arising on consolidation	8.3	—	—	—	8.3	—
Net income	(271.5)	—	—	—	(271.5)	—

Balance as at 31 December 2002	253.2	479.1	(35.9)	110.7	(313.2)	12.5

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

u)	Comprehensive income

Comprehensive income for the year equals net income plus changes in accumulated comprehensive income. The amounts for 2000, 2001 and 2002 are as follows:

	Year ended December 31,

	2000	2001	2002

	(In millions of Euro)

Net Income/(Loss) in accordance with US GAAP	37.7	(94.0)	(271.5)
Unrealized gains/(losses) on securities	(30.8)	5.1	55.9
Credit linked notes and securitization	—	—	1.3
Pensions and other post retirement costs	(0.1)	(14.6)	(7.0)
Translation adjustment	2.1	5.3	(12.3)

Total Comprehensive Income/(Loss), net of taxes	8.9	(98.2)	(233.6)

The income tax benefit/(expense) allocated to other comprehensive income component is:

	2000	2001	2002

	(In millions of Euro)

Unrealized gains/(losses) on securities	16.6	(0.2)	(28.9)
Credit linked notes and securitization	—	—	(0.6)
Pensions and other post retirement costs	—	(0.7)	3.5

v)	Fair Value of Financial Instruments

Statement of Financial Accounting Standards No 107 (SFAS 107) requires disclosure, in addition to the carrying value, of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate fair value. Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS 107. Accordingly, the fair value disclosure required by SFAS 107 provides only a partial estimate of the fair value of the Group.

SFAS 107 defines a financial instrument as cash, evidence of an ownership in an entity or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

In cases where quoted market prices are not available, fair value estimates are based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which are significantly affected by the assumptions used. Although management uses its best judgement in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or liquidation value.

SFAS 107 excludes certain financial instruments from its disclosure requirements, such as obligations for pension and other post retirement benefits, deferred compensation insurance contracts (other than investment contracts) and leases. In addition, disclosure of fair values is not required for non-financial assets and liabilities such as fixed assets, intangibles and anticipated future business. As a result, the following fair values do not reflect the underlying value of the Group.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

A significant portion of the Group’s assets and liabilities are in short-term financial instruments, namely with a remaining maturity of less than six months. These short-term financial instruments, with the exception of those for which an active market exists, are considered to have fair value equivalent to their carrying value at the balance sheet date. These financial instruments include balances recorded under the following captions:

Assets

•	Cash and due from banks

•	Interest-earning deposits with banks

•	Other interest-earning deposits

•	Accrued interest income

•	Trading account securities

Liabilities

•	Deposits from banks

•	Demand deposits

•	Short-term borrowings

•	Securities sold under repurchase agreements

•	Accrued interest and other liabilities

For the other financial instruments of the Group, the following methods and assumptions were used to estimate their fair value.

Investment securities

The fair value of investment securities is based on quoted market prices, dealer quotes or pricing models.

Loans

Fair values were estimated for groups of similar loans based upon type of loan, credit quality, and maturity. For short-term loans and variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are based upon carrying values.

For other types of loans, fair value was estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Time deposits and other short-term borrowings

The book value of time deposits with a remaining maturity less than six months is considered to approximate fair value. For other time deposits, the fair value is determined using discounted cash flows, at the prevailing interest rate at December 31, 2001 and 2002 for similar deposits.

Insurance reserves for investment contracts

Under US GAAP, long-duration contracts issued by Insurance companies that do not have significant mortality or other insurance risks are considered investment contracts. Fair value of insurance reserves for investment contracts is determined using discounted cash flows, at the prevailing interest rate at December 31, 2001 and 2002 offered for similar contracts.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Corporate, other long-term borrowings and convertible bonds

Fair value for long-term debt is based upon quoted market prices at December 31, 2001 and 2002 or quoted market prices of financial instruments with similar characteristics. To the extent that quoted market prices are not available, fair value is estimated using discounted cash flows at the interest rate prevailing in the market for similar borrowings at December 31, 2001 and 2002.

Derivatives and foreign exchange contracts

The fair value of derivatives and foreign exchange instruments are based on quoted market prices, dealer quotes, and pricing models, and include accrued interest receivable and payable.

Commitments and guarantees

Based on the level of fees currently charged for granting commitments and opening documentary credits, having regard for their maturity and interest rates, together with the present creditworthiness of the counterparties, the fair value of such instruments is not considered material. Because of the uncertainty involved in assessing the likelihood and timing of guarantees being drawn coupled with the lack of an established market, it is not practicable for the Group to determine the estimated fair value for outstanding guarantees.

The fair values of the Group’s financial assets and liabilities not already presented in these financial statements are as follows:

	December 31, 2001			December 31, 2002
	Book value as under Portuguese GAAP	Book value in accordance with US GAAP	Estimated Fair value	Book value as under Portuguese GAAP	Book value in accordance with US GAAP	Estimated Fair value

Financial assets
Investment securities	9 046.5	8 473.6	8 472.3	8 756.1	7 649.1	7 652.4
Loans, net	25 400.4	25 445.9	25 401.0	26 416.9	27 830.0	27 827.3
Financial liabilities
Time deposits	12 020.7	12 020.7	12 010.3	12 383.4	12 383.4	12 383.4
Insurance net reserves for investment and Unit link contracts	3 846.5	3 846.5	3 762.3	4 300.8	4 316.8	4 141.0
Long term debt	10 238.3	9 903.2	9 872.8	11 290.4	12 460.6	12 460.6

w)	Recent US GAAP pronouncements

SFAS 143 “Accounting for Asset Retirement Obligations”

SFAS 143 requires a provision to be raised for the legal obligation in relation to the other-than-temporary removal of a tangible fixed asset, at fair value, when incurred. It is effective for the Group beginning January 1, 2003. Management does not believe adoption of this statement will have a material impact on the financial statements.

SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”

SFAS 146 was issued in June 2002 and is effective for exit or disposal activities that are initiated after December 31, 2002. This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liabilities Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) and prescribes the way in which costs associated with the sale or termination of a line of business and the closure of a business activities at a particular location are to be determined and the timing of their recognition. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

be recognized when the liability, as defined in Concepts Statement 6, is incurred. The Group is currently reviewing the prospective impact of this standard.

FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

This Interpretation was issued in November 2002 and is an interpretation of FASB Statement No. 5, 57 and 107 and has superseded FASB Interpretation No. 34. This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumed under that guarantee and must disclose that information in its interim and annual financial statements.

The Group is currently reviewing the impact of applying the initial recognition and initial measurement provisions. These apply on a prospective basis to guaranteed issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year end. The disclosure requirements in the interpretation are for financial statements of interim or annual periods ending after December 15, 2002.

FASB Interpretation No. 46 “Consolidation of Variable Interest Entities”

This interpretation was issued in January 2003 and clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at the risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity, and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.

This interpretation applies immediately to variable interest entities created after January 31, 2003 or to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities obtained before February 1, 2003.

The Group owns interests in variable interest entities due to securitization transactions (see Note 34 f) and other transactions (see Note 34 g) entered into the past. The major part of these variable interest entities was already consolidated following the application of SFAS 140 and Topic D-14. The Group is currently analyzing the remaining variable interest entities, in the light of this interpretation and it is reasonably possible that it will consolidate these entities when this interpretation becomes effective. However, the Group believes that no material impact is expected with the adoption of this interpretation.

SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

FASB Statement No. 149 was issued on April 30, 2003 and amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133.

The new guidance amends SFAS 133 for decisions made: (i) as a part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, (ii) in connection with other Board projects dealing with financial instruments, and (iii) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components.

The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

SFAS 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that derivatives in their entirety or that contain embedded derivatives that warrant separate accounting.

This Statement is effective for contracts entered into or modified after June 30, 2003, excepted as stated below and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively.

The provisions of this Statement that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective dates. In addition, certain provisions relating to forward purchases or sales when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. No significant adjustment is expected from the adoption of SFAS 149 in comparison to the impact of SFAS 133.

SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

On May 15, 2003, the FASB issued FASB Statement No. 150 that establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, Statement 150 is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. For nonpublic entities, mandatory redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003.

The Group continues to monitor the additional effect, if any, that the adoption of the above standards will have on the Group’s financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 35 — PARENT ONLY FINANCIAL STATEMENTS

The following are the financial statements of the parent, presented in accordance with rule 4-08 of Regulation S-X. These financial statements are presented in accordance with Luxembourg legal and regulatory requirements.

	2001	2002

Euros
ASSETS
UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES AND CAPITAL INCREASE	5 978 332	5 829 781

DISCOUNT ON CONVERTIBLE BOND ISSUE	—	8 983 333

FIXED FINANCIAL ASSETS
Investments in subsidiaries	919 789 148	841 544 304
Loans and long-term advances to subsidiaries	217 216 785	421 737 608
Other financial assets	15 539 638	11 921 470

CURRENT ASSETS
Debtors	20 546 523	7 512 826
Treasury shares purchased, at cost	79 448 538	42 214 061
Cash and short term deposits with banks	124 863 004	68 989 798

PREPAYMENTS AND ACCRUED INCOME	563 585	452 233

	1 383 945 553	1 409 185 414

LIABILITIES
CAPITAL AND RESERVES
Subscribed capital	479 085 550	479 085 550
Share premium	170 526 368	170 526 368
Legal reserve	24 000 000	24 350 000
Free reserves	83 041 581	112 226 258
Other reserves	79 448 538	42 214 061
Profit brought forward	2 385 848	30 064

CREDITORS
Borrowings	336 000 000	310 000 000
Other debts	202 496 369	287 331 907
RESULT FOR THE YEAR	6 961 299	(16 578 794)

	1 383 945 553	1 409 185 414

(1)
Difference with ESFG consolidated financial statements is due to a difference in exchange rate applied for conversion of the Company’s reporting currency from USD into Euro in 1999. (ESFG changed its reporting currency from USD into Euro on July 13, 1999, thus applying the exchange rate valid at this date, while on ESFG consolidated financial statements the conversion rate applicable was that as of January 1, 1999).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

	2001	2002

Euros
EXPENSES
Interest and similar charges	7 728 448	33 336 102
Amortization of costs in respect of debt securities and capital increase	2 004 968	2 989 939
Other charges	3 021 225	57 928 230
Taxes	1 819 514	1 266 684

	14 574 155	95 520 955
Result of the year	6 961 299	(16 578 794)

	21 535 454	78 942 161

INCOME
Income generated from financial assets	19 839 079	74 473 861
Interest income generated from current assets	768 271	1 006 011
Other income	928 104	3 462 289

	21 535 454	78 942 161

NOTE 36 — SUBSEQUENT EVENT

a)	BES Finance EUR Medium Term Note Programme

Subsequent to December 31, 2002, the following notes were issued:

•	EUR 100.0 million Senior Fixed Rate Notes due 2010 were issued on March 25, 2003.

•	EUR 200.0 million Senior Floating Rate Notes due 2005 were issued on April 28, 2003.

•	CZK 500.0 million Senior Fixed Rate Notes due 2008 were issued on May 7, 2003.

•	EUR 300.0 million Senior Fixed Rate and CPI Indexed Link Notes due 2008 were issued on May 15, 2003.

•	EUR 65.0 million Fixed Rate and CPI Indexed Link Notes due June, 2008

•	EUR 15.6 million Zero Coupon Notes due June, 2005

•
EUR 450.0 million Non-Cumulative Guaranteed Step-up Preference Shares. These preference shares are perpetual securities and have no fixed redemption date, but may be redeemed at the option of the Group on or after July 2, 2014.

b)	New provisions regulation applicable in 2003

The Bank of Portugal published on 30 January 2003, Regulation no. 8/2003 that establishes new rules to set up provisions for Loans and advances to customers. In accordance with this regulation, there were changes in the method of setting up provisions for loans overdue, depending on the type of guarantee, and the application of minimum levels of provisioning. The concept of doubtful credits was also reformulated as a function of the initial maturity of the loan and of the probability given to future defaults.

For provisions for general credit risks, a new risk class was introduced, in mortgage loans. The rate applicable is now 0.5% instead of 1%. Provisions released as a consequence of this change have to be reallocated to reinforce the provisions for specific credit risk.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The Group is currently performing an analysis in order to determine the impact of the application of this regulation, and the Managment believes that the impact will not be significant in the 2003 financial statements.

c)	Recent developments

As of May 22, 2003, the Group decided to merge Besleasing Mobiliária (83.72% BES Group stake), Besleasing Imobiliária (83.70% Group stake) and Euroges Factoring (100% Group owned) into one only entity denominated “Instituição Financeira de Crédito” (credit institution) that will aggregate the business of those three entities. This transaction is not expected to bring significant changes in the Group businesses and profitability levels.

As of May 30, 2003, the Group decided to merge Espírito Santo Dealer (100% Group stake) into Banco Espírito Santo de Investimento (BESI), the Group’s investment bank. Espírito Santo Dealer, with a share capital of EUR 3,500,000, is presently owned in 57% by BES and in 43% by ESSI SGPS (a fully owned company by BESI). Before the merger, BESI will acquire BES and ESSI SGPS shares in Espírito Santo Dealer.

On July 9, 2003, BES announced the sale, for a total consideration of EUR 78.8 millions, of 45% of the share capital of Credibom, a consumer credit company jointly set-up by BES (60%) and Banque Sonfinco S.A. (Crédit Agricole Group) (40%) in 1995, to Banque Sofinco. This transaction is pending the approval of the Bank of Portugal.