Form 20-F/A
period 2002-12-31
ESPIRITO SANTO FINANCIAL GROUP SA/ NEW
filed 2003-08-08
CIK 906522

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F/A
(Amendment No.1)

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

Item 17            Item 18

Back to Contents

Explanatory Note

The purpose of this Amendment No. 1 to the Espírito Santo Financial Group S.A. (“ESFG”) Annual Report on Form 20-F for the year ended December 31, 2002 (the “Form 20-F”) is to file the “Report of KPMG, Independent Auditors” set forth on pages A-1 and A-2 of this Amendment No. 1 to replace the “Report of KPMG, Independent Auditors” previously filed on pages F-1 and F-2 of the Form 20-F. This amendment amends “ITEM 18. FINANCIAL STATEMENTS” to such effect.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after such Form 20-F was filed.

Back to Contents

ITEM 18. FINANCIAL STATEMENTS

The following portions of ESFG’s Form 20-F, as set forth on pages F-3 through F-111 thereof, are incorporated herein by reference.

The “Report of KPMG, Independent Auditors”, included on pages A-1 and A-2 hereof, is filed herewith to replace the “Report of KPMG, Independent Auditors” previously filed on pages F-1 and F-2 of ESFG’s Form 20-F as originally filed.

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report hereby on its behalf.

Dated: August 8, 2003	ESPÍRITO SANTO FINANCIAL GROUP S.A. (Registrant)

	By:	/s/ RICARDO ESPÍRITO SANTO SILVA SALGADO

	Name: Title:	Ricardo Espírito Santo Silva Salgado Chairman of the Board and Principal Executive and Financial Officer

Back to Contents

I, Ricardo Espírito Santo Silva Salgado, certify that:

1.	I have reviewed this annual report on Form 20-F of Espírito Santo Financial Group S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

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

Date: August 8, 2003

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

A-1

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

A-2