Form 20-F
period 2003-12-31
ESPIRITO SANTO FINANCIAL GROUP SA/ NEW
filed 2004-06-30
CIK 906522

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003:
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

The Company publishes its Consolidated Financial Statements expressed in euros (“euro” or “euros”). In this Annual Report on Form 20-F (the “Form 20-F”), references to “US dollars,” “USD,” “US$” or “$” are to United States (“US”) currency. On June 25, 2004, the noon buying rate in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was US$1.2145 per euro. For historical information regarding rates of exchange between US dollars, Portuguese escudos and euros, see “Item 3. Key Information – Exchange Rates”.

The Company’s fiscal year ends on December 31, and references herein to “fiscal year” refer to the year ended December 31 of the year specified. The Company’s Consolidated Financial Statements included in this Form 20-F have been prepared in conformity with accounting principles generally accepted in Portugal. The principal differences between Portuguese GAAP and U.S. GAAP as applicable to the Company, including a reconciliation of net income and shareholders’ equity as reported under Portuguese GAAP to the comparable figures under U.S. GAAP, are summarized in Note 35 to the Consolidated Financial Statements included elsewhere in this Form 20-F.

Unless a specific source is identified, all information regarding market and other operating and statistical data provided in this document is based on the Group’s own estimates. In making estimates, the Group relies on data produced internally and, where appropriate, external sources, including information made public by other market participants or associations, such as the Association of Mutual Funds, Pension Plans and Asset Management Companies (“APFIPP”) and the Portuguese Association of Insurance Companies (“APS”).

Forward-Looking Information

This document contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not only relate to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. In particular, this document includes forward-looking statements relating, but not limited to, the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and equity price risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, a number of which are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals and expectations set forth in these forward-looking statements.

Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in Portugal and in other countries in which the Group has significant business activities or investments; competition in the banking and insurance sector; the monetary and interest rate policies of the European Central Bank (“ECB”) and other central banks; inflation; deflation; unanticipated volatility in interest rates, foreign currency exchange rates and equity prices; changes in Portuguese, EU and other laws, regulations and taxes; changes in competition and pricing environments; natural disasters; the inability to hedge certain risks economically; the adequacy of loan loss reserves and insurance reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; the occurrence of a natural calamity or political crises and the success of the Group in managing the risks involved in the foregoing. See “Item 3.

i

Back to Contents

Key Information – Risk Factors” for additional information on factors that could cause actual results to differ materially from those that may be indicated by the forward-looking statements contained in this document.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. The Group does not undertake to update forward-looking statements to reflect any changes in the Group’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statements are based. The reader should, however, also review any further disclosures the Group may make in documents it files with the U.S. Securities and Exchange Commission (“SEC”).

ii

Back to Contents

iii

Back to Contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

The selected consolidated financial data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 set forth below are derived from the Company’s Consolidated Financial Statements. The Company’s Consolidated Financial Statements as of and for the years ended December 31, 1999, 2000 and 2001 have been audited by PricewaterhouseCoopers, and the Company’s Consolidated Financial Statements as of and for the years ended December 31, 2002 and 2003 have been audited by KPMG. The selected financial data shown below should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F.

The Consolidated Financial Statements have been prepared, for all years presented, in conformity with Portuguese GAAP, which differs in certain significant respects from U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects – Results of Operations – U.S. GAAP Reconciliation” and Note 35 to the Consolidated Financial Statements.

	As of and for the year ended December 31,
	1999	2000	2001	2002	2003

	(euro millions, except share data and ratios)
CONSOLIDATED INCOME STATEMENT DATA:
Total interest income	1,352.9	1,745.4	2,145.9	1,887.7	1,671.8
Total interest expense	(759.2)	(1,099.7)	(1,386.8)	(1,064.7)	(928.5)
Net interest income	593.7	645.7	759.1	823.0	743.3
Provision for loan losses	(133.5)	(135.2)	(143.1)	(231.8)	(264.0)
Net interest income after provision for loan losses	460.2	510.5	616.0	591.2	479.3
Total other income (1)	1,811.2	2,133.8	1,853.8	1,663.6	2,284.7
Total other expense (2)	1,845.9	2,223.4	2,240.2	2,137.4	2,443.5
Income before income taxes and minority interests	425.5	420.9	229.6	117.4	320.5

Income taxes	(68.9)	(74.6)	(49.4)	(14.2)	(66.7)
Minority interests	(266.8)	(241.7)	(169.4)	(146.4)	(217.7)
Income/(loss) in associated undertakings	(6.3)	1.7	0.2	(1.9)	(0.2)

Net income	83.5	106.3	11.0	(45.1)	35.9

SHARE DATA:
Net income per share (3)
Basic	1.84	2.42	0.25	(1.04)	0.79
Diluted	1.84	2.42	0.25	(1.04)	0.79
Weighted average number of shares outstanding (3)
For basic earnings per share	45,380,748	43,943,526	44,253,510	43,253,371	45,643,406
For diluted earnings per share	45,380,748	43,943,526	44,253,510	43,253,371	45,643,406

Back to Contents

	As of and for the year ended December 31,
	1999	2000	2001	2002		2003

	(euro millions, except ratios)
CONSOLIDATED BALANCE SHEET DATA:

Assets
Cash and cash equivalents (4)	4,496.8	3,883.1	5,525.8	6,744.9		7,303.4
Trading and investment securities (9)	7,950.7	8,328.2	9,672.1	9,239.4		9,723.3
Net loans	17,886.5	23,001.3	25,400.4	26,416.9		26,770.0
Property and equipment	524.8	540.7	529.8	527.6		440.7
Other assets and accrued interest	1,662.9	1,628.8	1,620.4	2,659.8		3,426.0

Total assets	32,521.7	37,382.1	42,748.5	45,588.6		47,663.4

Liabilities and Shareholders’ Equity
Deposits (5)	21,349.5	19,702.9	22,376.0	23,192.6		22,853.6
Short-term borrowings (6)	1,376.3	2,929.2	2,691.2	2,969.8		2,270.7
Corporate borrowings, long-term debt and convertible bonds	3,735.9	7,945.3	10,238.3	11,290.4		13,233.3
Insurance policy reserves	3,094.9	4,011.4	4,487.3	4,977.5		5,383.5
Other liabilities and accrued interest	769.7	896.2	1,145.9	1,088.6		1,670.7

Total liabilities	30,326.3	35,485.0	40,938.7	43,518.9		45,411.8

Minority interests	1,755.1	1,727.8	1,716.8	2,029.4		2,167.3
Shareholders’ equity	440.3	169.3	93.0	40.3		84.3

Total liabilities and shareholders’ equity	32,521.7	37,382.1	42,748.5	45,588.6		47,663.4

PROFITABILITY RATIOS: (7)
Return on average assets	1.02%	0.81%	0.29%	0.23%		0.54%
Return on average equity	19.64%	34.01%	9.14%	(83.75%	)	122.01%

In accordance with U.S. GAAP (8)
Net income/(loss)	61.4	37.7	(94.0)	(271.5)		48.8
Shareholders’ equity	646.5	595.0	459.1	253.2		422.4

(1)	Includes a gain of euro 65.3 million from the sale of Credibom, which was contributed in its entirety to the provision for general banking risks.
(2)	Includes charges to income in the amount of euro 91.5 million for allocations to the provision for general banking risks.
(3)	See Note 27 to the Consolidated Financial Statements for a description of the basis for the calculation of earnings per share.
(4)	Cash and cash equivalents comprise cash and due from banks and interest-earning deposits with banks.
(5)	Deposits include deposits from banks, demand deposits and time deposits.
(6)	Short-term borrowings include securities sold under repurchase agreements, and other short-term borrowings.
(7)
Return on average assets is calculated by dividing income for the year before minority interests by the average assets of the Group during the year. Return on average equity is calculated by dividing net income for the year by the weighted average equity during the year.

(8)	For information concerning significant differences between Portuguese GAAP and U.S. GAAP, see Note 35 to the Consolidated Financial Statements.
(9)	Includes the balances of other equity holdings.

Dividends

Pursuant to Luxembourg law, dividends are payable out of the Company’s statutory reporting profits and free reserves. Since 1985 (with the exception of 2003), the Board of Directors proposed dividends each year, the Company’s shareholders approved the proposed dividends at the respective annual general meeting and the Company then paid dividends to eligible shareholders. At the annual general meeting of shareholders of the Company on May 28, 2004, the proposal made by the Board of Directors to distribute a dividend of €0.10 per ordinary share was approved. The dividend was paid on June 18, 2004.

Back to Contents

The proposal, approval and payment of future dividends depends upon the Group’s operating results, financial condition and such other factors the Board of Directors deems relevant. The Company does not declare or pay interim dividends. Holders of ADSs are entitled to receive dividends paid on the ordinary shares.

The following table sets forth total dividends declared on each ordinary share/ADS for each fiscal year indicated.

Because final dividends for any given year are not formally declared as of the relevant balance sheet date, they are recorded in the succeeding year’s financial statements. Dividends are subject to withholding tax under Luxembourg law. See “Item 10. Additional Information – Taxation – Luxembourg” for additional information. Set forth below are the details of the dividends paid by the Company in respect of the last five fiscal years, in euro.

Year ended December 31,	Dividend per Share/ADS

1999	EUR 0.71
2000	EUR 0.74
2001	EUR 0.21
2002	none
2003	EUR 0.10

Exchange Rates

The vast majority of the Group’s assets, liabilities and revenues are denominated in euro. See “Item 5. Operating and Financial Review and Prospects – Exchange Rates”. The following table shows certain information regarding the euro/US dollar exchange rates for the periods and dates indicated, based on the Noon Buying Rate.

On June 25, 2004, the noon buying rate was US$1.2145 per euro.

Month	Month’s Highest Exchange Rate	Month’s Lowest Exchange Rate

	(US$ per euro)
May 2004	1.2274	1.1801
April 2004	1.2358	1.1802
March 2004	1.2431	1.2088
February 2004	1.2848	1.2426
January 2004	1.2853	1.2389
December 2003	1.2597	1.1956

Fiscal year ended December 31,	Period End	Average Rate (1)	High	Low

	(US$ per euro)
1999	1.0752	1.0587	1.1811	1.0016
2000	0.9387	0.9207	1.0334	0.8269
2001	0.8900	0.8909	0.9534	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361

(1)	Calculated by using the average of the Noon Buying Rate on the last day of each month during the period.

Risk Factors

This section describes some of the risks that could affect the Group’s businesses. The factors below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained in the section entitled “Introduction” on pages i and ii.

Back to Contents

The risks below are not the only ones that the Group faces – some risks are not yet known to the Group and some that the Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group’s business, its revenues, operating income, net income, net assets and liquidity and capital resources.

Economic environment

As a financial group whose core businesses are banking (taking deposits and using them to make loans) and to a lesser extent selling life and non-life insurance in Portugal, the state of the Portuguese economy affects the performance of the Group. To a lesser extent, the Group’s performance, results of operations and financial condition are also affected by the economic conditions and levels of economic activity in other countries where the Group operates, such as the United States, Spain, France, the United Kingdom and Brazil. A downturn in the economy of any of these countries could lead to an increase in the defaults by the Group’s customers on the loans extended to them. In addition, protracted economic declines could reduce the overall level of economic activity in the market, thereby reducing the Group’s ability to collect deposits and forcing it to satisfy its liquidity requirements by resort to the more expensive capital markets as a result.

Regulatory Environment and Restrictions

The Group’s banking and insurance activities are subject to extensive regulation by the ECB, the Bank of Portugal and the Portuguese Insurance Institute (the Instituto de Seguros de Portugal, or “ISP”), mainly relating to liquidity levels, solvency, provisioning, and insurance policy terms and conditions.

The minimum cash requirement applicable to Portuguese banks is currently fixed at 2% of the total amount of deposits. An increase in the legal reserves or a decline in the rate accrued on those cash reserves would have an adverse impact on ESFG’s results of operations.

Portuguese banks are required to maintain a solvency ratio of at least 8.0%. The solvency ratio is defined as Tier I capital plus Tier II capital divided by risk-weighted assets. At December 31, 2003, the BES Group’s solvency ratio was 11.05%. The capital adequacy requirements applicable to the BES Group limit its ability to extend loans to customers and may require it to issue additional equity capital or subordinated debt in the future, which are expensive sources of funds. Any change in the existing, or the introduction of new, capital adequacy requirements could have an adverse impact on the Group’s results of operations.

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

The adoption of IFRS from January 1, 2005 will involve considerable changes to the Portuguese Plan of Accounts for the Banking System (PABS) and to the Portuguese Plan of Accounts for the Insurance Sector (PAIS), which establish the GAAP presently used by the Group in the preparation of its financial statements. These new accounting rules will have a significant impact on the Group’s accounting practices. Therefore, following the adoption of IFRS, the Group’s financial condition and results of operations may be presented differently from the way in which they are currently presented in the financial statements.

Although the Group has begun a process to identify and quantify the impact of IFRS on its financial statements, it has not yet completed this process. For more information on the current status of the IFRS transition project and the accounting differences identified to date, see “Item 5. Operating and Financial Review and Prospects – Transition to International Financial Reporting Standards (IFRS)”.

Market Risks

The Group is subject to the risks typical of banking and insurance activities, such as interest rate fluctuations, exchange rate variations and capital markets volatility. As is the case with other banks in Portugal, the Group, and especially its banking and corporate operations segment, is particularly exposed to differentials between the interest rates payable by it on deposits and the interest rates that it is able to charge on loans to customers and other banks. This exposure stems from the fact that in the Portuguese market loans typically have

Back to Contents

variable interest rates, whereas the interest rates applicable to deposits are usually fixed for periods that may vary between three and six months. As a result, Portuguese banks, including the Bank, frequently experience difficulties in adjusting the interest rates that they pay for deposits in line with market interest rate declines. This trend is reinforced by intense competition among the banks. If the Group is unable to adjust interest on deposits in line with the interest rates on loans, its interest income could rise less or decline more than its interest expense, in which case the Group’s results could be negatively affected. For a description of these specific risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Credit Risk

In addition to the risks described above, the Group is subject to credit risk, i.e., the risk that the Group’s borrowers and other counterparties may become unable to meet their payment obligations to the Group. Although the Group regularly reviews its exposure to specific borrowers and other counterparties and to specific industries and countries that it believes present special concerns, defaults may arise from events and circumstances that are difficult or impossible to predict or detect. In addition, the Group’s collateral may be insufficient to cover its exposure, for example, as a result of sudden market declines that reduce the value of the collateral. Accordingly, if a major borrower or other counterparty were to default on its obligations, the Group’s results of operations and financial condition could suffer.

The Group’s provisions for credit losses provide a reserve against probable losses inherent in loans and advances. Estimating probable losses, however, is inherently uncertain and depends on many factors, including general economic conditions, changes in the ratings assigned to the Group’s borrowers and other counterparties, structural changes in industries that alter the competitive position of the companies operating in these industries as well as other external factors, such as legal and regulatory requirements. An increase in the Group’s provisions for loan losses or any loan losses in excess of these provisions could have a material adverse effect on the Group’s financial condition and results of operations.

Insurance Risks

Part of the Group’s property and casualty insurance business involves covering losses from unpredictable events such as floods, earthquakes, hurricanes, fires, industrial explosions, terrorist attacks and other man-made or natural disasters. The Group also maintains technical reserves to cover potential claims in its life insurance business and sets up provisions for claims in its property and casualty insurance business, based on actuarial valuations. These provisions do not represent an exact liability. Instead, they are based on statistical projections. Therefore, the Group cannot assure that actual losses on claims will not differ from the initial estimates made and recorded in the accounts. Even though the Group normally seeks to reduce its exposure to such events through the purchase of reinsurance, claims related to such events could adversely affect the Group’s financial results.

Competition

Structural changes in the Portuguese economy over the past several years have significantly increased the strength and scope of competition in the Portuguese banking and insurance sectors. These changes principally relate to the privatization of large sectors of the economy, including banking and insurance, as well as to the integration of the Portuguese economy into the European Union and the introduction of the euro.

The Group faces intense competition in all of its areas of operation; in particular, competition in the Portuguese banking (deposits, mortgages, consumer credit, leasing, investment banking and asset management) and insurance markets has the most significant effect on the Group’s results and operations. The Group’s competitors in the Portuguese markets are Portuguese commercial banks, savings and investment banks, foreign banks (many of which have recently entered the Portuguese market), and domestic and foreign insurance companies. Over the last years, mergers and acquisitions involving the largest Portuguese banks and insurance companies have resulted in a significant concentration of market shares. The Group’s principal competitors in banking as well as insurance activities are Caixa Geral de Depósitos, Banco Comercial Português Group, BPI Group and Santander Central Hispano Group in the banking sector, and AXA, Allianz, Seguros e Pensões and Fidelidade-Mundial in the insurance sector. Competition has further increased as a result of the emergence of non-traditional distribution channels, such as internet and telephone banking.

Back to Contents

ITEM 4. INFORMATION ON THE COMPANY

Background

The Group is an integrated financial services group. Its banking and insurance operations are located primarily in Portugal. At December 31, 2003, the Group had total assets of approximately euro 47.7 billion and total shareholders’ equity of approximately euro 84.3 million. Net profit for 2003 was approximately euro 35.9 million.

Through its subsidiaries, ESFG engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stockbroking and private banking, and insurance operations. The Group conducts its commercial banking activities primarily through BES, the third largest full-service financial group in Portugal in terms of total assets and Banco Internacional de Credito, S.A. (“BIC”), a commercial bank with special emphasis on mortgage credit and on high net worth individuals. The Group’s investment banking business is managed primarily through Banco Espírito Santo de Investimento, S.A. (“BESI”), based in Portugal, while its asset management activities are operated through Espírito Santo Activos Financeiros S.A. (“ESAF”), Compagnie Bancaire Espírito Santo S.A. (formerly Compagnie Financière Espírito Santo S.A.) (“CBESSA”) and Espírito Santo Activos Financieros, S.A., based in Portugal, Switzerland and Spain, respectively. The Group conducts its stockbrokerage activities through BESI, which coordinates and controls ES Dealer and Benito y Monjardin, SV, S.A., a company operating in Spain. The Group conducts its insurance business mainly through Tranquilidade and Tranquilidade-Vida.

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

In 1986, when the Portuguese government enacted legislation which once again permitted the private ownership of financial services companies, the Group recommenced its operations in Portugal through BIC and BESI. In the same year, the Portuguese government embarked on a program of privatizing state-owned companies which they had nationalized, including many in the financial services sector. In association with Caisse Nationale de Crédit Agricole, S.A. (“Crédit Agricole”), a major French financial services group, and other investors, the Company reacquired control of Tranquilidade and BES in 1990 and 1992, respectively. In order to maximize its resources and gain access to additional sector know-how, the Group has made its primary investments in these companies primarily in association with strategic partners which have assisted the Group in formulating its strategy, particularly in connection with the development and marketing of products in the retail sector.

The ESFG Group holds a 49.2% voting interest and a 32.7% economic interest in BES. The Group consolidates BES because its voting interest in that company gives it the equivalent of voting control.

After reacquiring control of Tranquilidade and BES, ESFG implemented a policy designed to form an integrated financial services group in Portugal, using its commercial banking network as its marketing core and taking full advantage of synergies between the various members of the Group. Fundamental to this strategy was the development of a close working relationship between the Group’s insurance and commercial banking operations, to permit and encourage the selling of Tranquilidade’s insurance products, both life and, more recently, non-life insurance through BES’s branch network (“bancassurance”). In implementing this cross-selling strategy, the Group leveraged the experience and know-how of its strategic partner, Crédit Agricole, which had been successful in marketing bancassurance in France. ESFG has since implemented a similar strategy for the marketing of other Group financial products, such as investment management products developed by ESAF and BIC’s subsidized mortgage loans.

In June of 2003, BES sold shares representing 45% of the share capital of Credibom – Sociedade Financeira para aquisições a Crédito, S.A. to Sofinco, S.A. (a subsidiary of Crédit Agricole, S.A.), retaining a 15% stake in Credibom’s share capital.

The Group’s primary strategy is to further develop its ability to cross-sell the full range of financial services offered by its subsidiaries, while taking advantage of further cost reduction opportunities afforded by

Back to Contents

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

The Company is a limited liability corporation (“société anonyme”) incorporated under Luxembourg law on November 28, 1984 for an unlimited duration. The registered office of the Company is located at 231, Val des Bons-Malades, L-2121 Luxembourg- Kirchberg, Grand Duchy of Luxembourg, and its telephone number is (011-352) 437-227. The Company is registered with the Luxembourg Register of Commerce and Companies under number B-22.232.

The Group’s Business

Introduction

The Group is engaged principally in two business areas, banking and insurance, and its operations are concentrated mainly in Portugal. Its operations outside of the country complement its Portuguese activities, primarily serving Portuguese businesses and individuals abroad. At December 31, 2003, the Group’s assets in Portugal accounted for 84.5% of its total consolidated assets, and, for the fiscal year then ended, the Group derived 81.4% of its total revenues from its operations in Portugal.

The following table shows the distribution of the Group’s total assets at December 31, 2001, 2002 and 2003 and contributions to revenues and operating income for the 12-month periods then ended with respect to each segment.

	2001	2002	2003

	(euro millions)
Assets (1)
Banking	38,880.8	41,377.9	43,161.1
Insurance	3,837.4	4,165.1	4,428.5

	42,718.2	45,543.0	47,589.6

Revenues (1)
Banking (2)	1,304.5	1,451.7	1,602.9
Insurance	1,331.7	1,074.7	1,461.2

	2,636.2	2,526.4	3,064.1

Operating Income (1)(3)
Banking	341.1	354.8	354.4
Insurance (4)	(69.1)	(178.1)	14.0

	272.0	176.7	368.4

(1)	Excludes corporate items
(2)	Represents net interest income and other income.
(3)	Operating income represents net income before income taxes, minority interests and earnings in associated undertakings.
(4)	For an explanation of operating income attributable to the Group’s insurance operations, see “Item 5. Operating and Financial Review and Prospects – Results of Operations”.

Back to Contents

The following table presents the Group’s business geographical distribution of total interest income and other income for the three years ended December 31, 2003.

	2001	2002	2003

	(euro millions)
Portugal	3,555.0	3,230.8	3,219.8
Other EU countries	292.5	212.1	558.8
Other europeans countries	62.8	51.2	44.2
North-America	–	–	112.2
Latin America	–	–	10.8
Asia	–	–	3.5
Africa	–	–	13.5
Other	89.4	57.2	(6.3)

	3,999.7	3,551.3	3,956.5

ESFG’s two main segments are banking and corporate operations, and insurance. Banking and corporate operations comprises banking, leasing, consumer credit, asset management, brokerage, factoring and others. Insurance comprises life insurance and non-life insurance.

The following table shows total revenue(1) by category of activity for the three years ended December 31, 2003.

	2001	2002	2003

	(euro millions)
Banking	1,025.9	1,153.0	1,354.5
Leasing	36.5	40.0	36.3
Consumer credit	70.6	83.1	63.8
Asset management	65.8	71.8	71.0
Brokerage	55.2	25.8	33.0
Factoring	18.9	17.9	21.3
Others	31.6	60.1	23.0

Total banking	1,304.5	1,451.7	1,602.9

Life insurance	929.5	659.3	1,037.1
Non-life insurance	402.2	415.4	424.1

Total insurance	1,331.7	1,074.7	1,461.2

Corporate	(23.3)	(39.8)	(36.1)

TOTAL	2,612.9	2,486.6	3,028.0

(1)	Total revenue is represented by net interest income and other income.

Banking

The Group conducts a broad range of banking activities, including commercial banking, investment banking, asset management and private banking services.

Commercial Banking

The Group provides a full range of banking and related financial services in Portugal through its commercial banking subsidiaries. It is also active in Spain (as discussed below) and abroad through BES’s international branches and representative offices in Europe and in other countries with significant Portuguese communities, and its subsidiaries, principally Banque Espírito Santo et de la Vénétie S.A. (BESV), which in 2002 merged with Via Banque acquired in 2001. The Group conducts operations in China through Banco

Back to Contents

Espírito Santo do Oriente (“BESOR”), a joint venture with China’s Everbright Group in Macau. The Group’s customer base is diverse and is comprised of large Portuguese corporations, Portuguese subsidiaries of foreign corporations, public sector institutions, small- to medium-sized Portuguese businesses and individuals. Financial services provided by the Group include wholesale and retail deposit taking, commercial and consumer lending, funds transfers, credit card facilities, foreign exchange, distribution of mutual funds and trading and investment securities, including corporate and government debt securities and providing securities custodial services. In addition to traditional banking services, the Group engages, through its subsidiaries, in various complementary higher margin activities such as asset management, leasing, factoring and stockbrokerage and distribution of life and non-life insurance. These complementary activities allow the Group to extend its services to a broader clientele and to enhance its service to its existing client base. See “Item 4. Information on the Company – The Group’s Business – Other Activities”.

The Group’s commercial banking operations in Portugal are conducted primarily through BES, in which the Group holds a 49.2% voting and a 32.7% economic interest. Crédit Agricole is a minority investor in the Bank and is the Group’s strategic partner in the management and operation of the Bank. See “Item 4. Information on the Company – Key Minority Interests in Group Companies” below. Approximately 36% of BES’s ordinary shares, which are listed on the Euronext-Lisbon, are owned by the public. BES in turn conducts a portion of its commercial banking business through its subsidiaries, namely:

BIC (mortgage loans), BESI (investment banking), BESSA (private and corporate banking in Spain), BES ORIENTE (private and corporate banking in Macao) and ES Bank (private and corporate banking in the United States), BEST (on-line bank specializing in asset management), BES Azores (private and corporate banking), BES International SGPS (holding company, controlling 100% of Bank Espírito Santo International Limited – BESIL) and ES PLC (non-bank finance company domiciled in Dublin, Ireland). This segment also includes securities issuers (BES Finance, ESOL, BESOL and BESNAC)

The BES Group is the third largest full-service commercial bank in Portugal based on total assets. At December 31, 2003, the BES Group accounted for 87.0% of the Group’s total assets at December 31, 2003, 60.5% of the Group’s revenues for the 12 months then ended and substantially all of its operating income, in each case after intra-group eliminations.

Strategy. ESFG’s principal aims for BES are to increase its profitability, market share and productivity, while maintaining strong solvency and liquidity ratios, adequate loan quality and a conservative provisioning policy in respect of overdue loans. In order to achieve these goals, the Group has sought to strengthen the Bank’s position within the Portuguese commercial banking sector by (i) increasing the penetration of its existing client base through enhanced customer service; (ii) substantially expanding its commercial banking network to accommodate increasing demand and ensure adequate marketing capabilities; (iii) consolidating its existing operations in an effort to control expenses and improve productivity; and (iv) expanding loan volumes in the retail sector while maintaining its traditional strong position with small- and medium-sized companies.

Based on internal studies, the Group believes that, in 2003, the BES Group had an average market share of approximately 17.1% (compared with 17.0% in 2002 and 16.8% in 2001). The BES Group calculates its average market share based on the non-weighted average of the market shares it holds in deposits, individual pension plans, other financial life insurance, mutual funds, production of mortgage loans, loans to corporations, consumer loans and credit card turnover, leasing, factoring, brokerage and internet banking. In calculating market share data, the BES Group uses relevant available official sources of information, including publications by the Bank of Portugal, the Portuguese Banks Association (APB), the Association of Mutual Funds, the APFIFF and the APS. Where no official or other independent market sources exist (e.g., Internet Banking), the BES Group relies on its own estimates.

In order to increase the penetration of its existing client base, the Group has sought to take advantage of synergies among its banking and insurance operations by distributing insurance, investment and other financial products through BES branches. In doing so, the Group has increasingly focused on the retail sector as a means of promoting greater cross-selling of fee-generating financial services. Through the BES network, the Group now markets, among other things, both life and non-life insurance products, underwritten by Tranquilidade, Tranquilidade-Vida and ES Seguros, and investment management products developed by ESAF. As part of its effort to provide enhanced customer service, the Group has also engaged in a program of modernizing and re-configuring existing branches using a segment-oriented approach to better address the needs of clients.

Back to Contents

In 2003, the BES Group developed a new commercial approach to the affluent segment within its Retail business, involving (i) the development of a specific products and services offer to these clients; (ii) the revamping of network dedicated account managers, supported by a new pool of financial advice experts and organized in specific geographical units; and (iii) the creation of a centralized marketing unit devoted to this client segment.

Since 1992, the Group has substantially expanded its banking network. In Portugal, the Group increased the number of BES branches from 230 at December 31, 1992 to 469 at December 31, 2003. Including BIC, Banco BEST and Banco Espírito Santo dos Açores (“BAC”), the Group’s banking operations had a network of 603 branches in Portugal at December 31, 2003. While the Group has focused on organic growth through expansion of its branch network in Portugal, it embarked on a strategic branch expansion in Spain in June 1992 when it acquired a small Spanish bank, since renamed Banco Espírito Santo, S.A. (“BESSA”), with currently 32 branches located primarily along the Portuguese-Spanish border. The BES Group also has seven other foreign branches and 14 representative offices.

Lending. The Group has consistently aimed to develop a balanced and diversified loan portfolio, while maintaining what it believes is a conservative provisioning policy in respect of overdue loans.

The Group believes its success in broadening its customer base over the last decade is evidenced by the expansion in loans to individuals, including mortgages and consumer credit during that period. Accounting for a negligible amount of the total in 1992, such loans represented 36% of the Group’s total loan portfolio at the end of 2003. In 2003, the Group’s total gross loan portfolio grew by 1.4% to euro 27.6 million, with domestic loans growing 0.9%.

The Group’s total gross domestic loan portfolio amounted to euro 23.3 billion as of December 31, 2003 and was directed to the following principal business sectors: real estate-mortgage (35%); wholesale and retail (10%); construction and public works (10%); real estate-construction (9%); instalment loans to individuals (5%); services provided to corporate clients (6%); transport and communications (3%); textile and clothing (2%); tourism (2%). Each other economic sector individually accounted for less than 2% of the total domestic loans. See “-Selected Statistical Information-Loan Portfolio” for a more detailed breakdown of the Group’s loan portfolio. As of December 31, 2003, total gross international loans amounted to euro 4.4 billion and were directed to the following principal business sectors: banks and other financial institutions (19%); real estate – construction (14%); commercial (12%); real estate – mortgage (7%); transports and communications (7%); agriculture (5%); construction and public works (3%); services provided to companies (2%); installment loans to individuals (2%) and tourism (2%).

In recent years, the Group’s loan maturity profile has moved towards medium- and long-term loans. This trend is part of the Group’s strategy to increase its lending activity with respect to individuals, particularly in the area of mortgage-backed loans, which have long maturities. As a result, the percentage of the loan portfolio with a maturity of less than one year decreased from 63% as of December 31, 1995 to 39% as of December 31, 2003.

Approximately 15.9% of the Group’s loans are to non-resident customers. Most of these loans are extended through BES’s overseas branches (London, New York, Nassau, Cayman Islands and Madeira-offshore), BIC’s overseas branches (Cayman Islands and Madeira-offshore) and various ESFG subsidiaries (BESSA in Spain, BESV in France, ES Bank in Panama, CBESSA in Switzerland, ESIL in Luxembourg, BESOR in Macao, ES PLC in Ireland, ES Bank in the U.S. and BES Angola). Most of the trade finance lending is conducted through these entities.

Deposit taking. At December 31, 2003, the Group’s deposits from customers totaled euro 19.1 billion. They were held by over approximately 1.3 million individuals and 117,000 corporate depositors.

At the BES Group, at December 31, 2003, approximately 62% of deposits were from individuals, 25% were from domestic small- and medium-sized companies and 13% were from major corporations. See “Item 4. Information on the Company – Selected Statistical Information – Deposits”.

For more information on the Group’s banking activities, see “Item 4. Information on the Company – Selected Statistical Information”.

Back to Contents

For the year ended December 31, 2003, the Group reported a return on average equity and return on average assets of 122.11% and 0.54%, respectively, as calculated by the Group in accordance with Portuguese GAAP. The comparable U.S. GAAP figures were 16.01% and 0.10%, respectively. See “– Selected Statistical Information – Return on Equity and Assets”. Tier I and total Basle capital ratios were 12.16% and 9.26%, respectively, at December 31, 2003.

Internet. The BES Group’s management expects the number of Internet users and the volume of transactions effected through the Internet to grow, particularly with the increase in new Internet access technologies (e.g., cable, ADSL and interactive television). Accordingly BES is developing a strategy involving the enhancement of its multi-channel distribution network, particularly internet banking, as a complement to its existing relationship with its customers (both individual and corporate customers).

As part of its multi-channel distribution policy, the BES Group is intensifying efforts to migrate customers to the web-based channel BESnet. BESnet provides the Bank’s customers with a portal for accessing certain financial information and engaging in basic banking transactions on-line. At December 31, 2003, there were approximately 672,000 BESnet users (15% more than the previous year) and for the first time BESnet matched the branch network in terms of interaction with customers. In the corporate segment, since launching BESnet Negócios, an innovative Internet banking service similar to BESnet but directed toward small- and medium-sized enterprises, at the end of 1999, the BES Group has been developing an increasing number of features to adapt its banking services to the needs of corporate customers. At December 31, 2002, there were approximately 33,000 BESnet Negócios users (27% more than at December 31, 2001).

In April 2000, the BES Group signed a strategic partnership agreement with the Portugal Telecom Group and Caixa Geral de Depósitos. The BES Group and its partners recognized the increasing convergence of technology, communications and contents, and considered that it was essential to establish stronger and closer mutual collaboration ties with strategic allies in Portugal. Under this agreement several initiatives have been already launched by the BES Group jointly with the Portugal Telecom Group and Caixa Geral de Depósitos.

One of these initiatives is Banco BEST, an Internet bank launched in June 2001, which specializes in asset management, deposits, brokerage, funds and assurance products. Banco BEST’s product range includes products of the Group, as well as third parties’ products. Banco BEST started its activities with a share capital of euro 32.4 million, and its shareholders are the BES Group, holding a 66% stake, and Portugal Telecom, holding a 34% stake. As of December 31, 2003, Banco BEST’s share capital amounted to euro 55.0 million, its net assets amounted to euro 227.0 million and its customer deposits amounted to euro 183 million. The BES Group’s other strategic initiative – a portal for small- and medium-sized enterprises called pmelink.pt (serving as an intermediary for purchases of sundry materials and services at reduced cost) – was launched jointly with Caixa Geral de Depósitos in May 2001 as the first Portuguese online business centre. Throughout 2003 pmelink.pt’s sales volume grew 80%, reaching total sales of euro 8.0 million.

Investment Banking and Stockbrokerage

The Group conducts investment banking operations in Portugal through its wholly owned subsidiary BESI. BESI’s investment banking and advisory activities focus on domestic as well as certain international markets (Brazil, Spain and the United Kingdom) and are mainly focused on project finance, structured finance, M&A, corporate finance and capital markets (including privatizations, primary and secondary market securities trading as well as underwriting of equity and debt issuances).

BESI had total consolidated assets of euro 2,137 million at December 31, 2003 and net income of euro 26.8 million for the 12 months then ended.

The BES Group conducts its stockbrokerage activities through ES Dealer in Portugal, Benito y Monjardín in Spain and BES Securities in Brazil. The recovery of the main stock indexes and the reorganization of the brokerage business led to an improvement of ES Dealer’s and Benito y Monjardin’s performance in 2003. In 2003, ES Dealer’s commission income increased 24% to euro 5.1 million from euro 4.1 million in 2002 and its net profit reached euro 0.5 million, representing a recovery from the 2002 losses of euro 0.1 million.

Back to Contents

Since 2000, the BES Group has expanded its stock brokerage activities through the acquisition of Benito y Monjardín, an independent Spanish asset management and brokerage company, referred to above. This entity also showed a significant performance with a net income of euro 3.0 million in 2003, representing a recovery from losses of euro 8.1 million in 2002.

All brokerage activity is centralized in BESI, which coordinates and controls ES Dealer and Benito y Monjardín.

Asset Management and Private Banking

In Portugal, the Group holds a 90.0% voting and 30.8% economic interest in ESAF SPGS, whose subsidiaries are involved in various fund management activities. During 2000, the Group acquired full control of two Spanish asset management companies – Gescapital and GES-BM – to better develop the Group’s private banking activities in Spain. During 2001, Gescapital and GES-BM were combined and the new merged entity was renamed Espírito Santo Gestión, which together with Espírito Santo Pensiones formed the holding company Espírito Santo Activos Financieros S.A. Outside of Portugal, the Group conducts asset management and private banking activities principally through CBESSA, a wholly owned portfolio management company established in Switzerland in 1976. CBESSA income primarily comprises management commissions, associated fees, foreign exchange transactions and, to a lesser extent, lending activities.

At December 31, 2003, the Group had total assets under management of euro 16.5 billion.

Other Activities

In recent years, the Group established new financial enterprises and acquired interests in companies engaging in related activities. Besleasing Mobiliária, S.A. was ranked third in terms of new contracts in 2003 according to the Portuguese Association of Lease Corporations. Besleasing Imobiliária, S.A., is active in real estate leasing in Portugal and ranked second in 2003 in terms of total portfolio according to the same source. Euroges ranked first in profitability among Portuguese factoring companies with total assets of euro 555 million at December 31, 2003 and net income of euro 6.3 million for the 12 months then ended. (Euroges was merged with Besleasing Mobiliária and Besleasing Imobiliária in February 2004 to form a new company named Besleasing & Factoring – Institução Financeira de Crédito, S.A.)

The Group is also involved in the credit card business, through Crediflash, a credit card management company with assets of euro 132 million, loans to customers of euro 121 million at December 31, 2003 and net income of euro 7.5 million in 2003.

Insurance

The Group conducts its non-life insurance activities in Portugal through Tranquilidade (in which the Group holds 100% of the voting power and a 66.7% economic interest), ES Seguros, which is jointly owned by BES, BESPAR SGPS, S.A. (“BESPAR”) and Tranquilidade (in which the Group holds 100% of the voting power and a 53.2% economic interest), and ESIA, a small Portuguese operation (in which the Group holds 100% of the voting power and economic interest). The Group’s life insurance activities in Portugal are conducted through Tranquilidade-Vida, which is jointly owned by Tranquilidade and BESPAR (altogether, the Group has 90.5% of the voting power and a 60.5% economic interest). Tranquilidade and ESIA conduct a traditional insurance business (comprising accident and health, fire and other damage, motor, marine and third party liability insurance) via a network of agents, while Tranquilidade-Vida, which is focused on life insurance, and ES Seguros, which is focused on non-life insurance, market their products primarily through the branch networks of BES and BIC. In 2003, 92.5% of Tranquilidade-Vida’s life insurance sales were made through the BES Group. Crédit Agricole holds a minority interest in Tranquilidade. See “– Key Minority Interests in Group Companies” below.

According to the ISP, at December 31, 2003, the Group was the third largest insurance group in Portugal in terms of premium income. At the Group level, after intra-group eliminations, insurance companies accounted for 9.3% of ESFG’s total assets at December 31, 2003 and 36.9% of its total revenues in 2003, and contributed euro 14.0 million profit before minority interests for the 12-month period then ended.

In 2002, Tranquilidade restructured its marketing organization around three segments: individuals/families, SMEs and large clients. The key objective of this restructuring was to facilitate a fully customized

Back to Contents

marketing approach adapted to the characteristics of each segment. Tranquilidade is currently in the process of implementing this new approach.

Since it reacquired control of Tranquilidade in 1990, the Group has achieved substantial growth in its insurance business. Prior to the formation of Tranquilidade-Vida in 1994, Tranquilidade conducted both the Group’s life insurance business and its non-life insurance business. In 1994, the Group’s life insurance business was transferred to Tranquilidade-Vida. In part based on the experience of Crédit Agricole in France, the Group has been able to expand its activities by using BES’s and BIC’s branch networks to distribute ES Seguros’s and Tranquilidade-Vida’s products and by implementing policies to increase efficiency and enhance cost reduction. In 2003, Tranquilidade and Tranquilidade-Vida achieved an overall market share of 13.5% in the Portuguese insurance market (16.2% in life and 10.3% in non-life), compared to 13.2% (15.5% in life and 10.5% in non-life) in 2002. The Portuguese insurance market increased by 12.2% overall in 2003 (18.4% in life and 5.0% in non-life).

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

Tranquilidade is also active in the assurfinance business, which involves selling products such as mutual funds, mortgage loans, personal loans and leasing products through selected agents. Tranquilidade’s assurfinance program currently accounts for approximately 12% of the Group’s new mortgage loans and 5% of its total mortgage stock. In addition, the Group believes the program permits Tranquilidade to improve retention of its best agents, for whom assurfinance sales represent close to 13% of their commissions.

During 2003, Tranquilidade continued to make investments in the development of its network of agents. Currently, Tranquilidade employs close to 400 agents. In 2003, these agents accounted for approximately 15% of the Group’s new non-life sales (in the personal health and personal accidents area, they accounted for more than 50% of new sales) and about 20% of its new life and assurfinance sales. Management believes that the role of its network of its tied agents is particularly important in promoting sales of insurance products that clients do not generally consider to be necessary, such as health insurance. In 2003, Tranquilidade further developed the support it provides to its best agents. Tranquilidade launched a major set of initiatives with the main objective of increasing sales effectiveness, including the consolidation of Tranquilidade’s customer relationship management program with a view towards selecting the most effective sales leads, the simplification of the agents’ incentives schemes, the creation of monthly and weekly fully automated sales performance reports by agent and by product category, so that each agent can, through a personalized information system, analyze its sales and incentives package forecast. These initiatives will be fully implemented during 2004.

In 2003, Tranquilidade also expanded its franchise network. Following the addition of 13 new franchise outlets in 2003, Tranquilidade currently operates 27 such outlets, its goal being to operate 60 outlets by 2005. Together with its own branches, these outlets have permitted Tranquilidade to significantly expand its geographical coverage in Portugal. Management believes that its coverage is critical in terms of client service and nationwide brand development.

Since 2001, Tranquilidade and Tranquilidade-Vida have each restructured their portfolios of products and policies. The decision to reduce the level of the Group’s exposure to purely financial products in the life business resulted in a reduction of the Group’s market share from about 26% in 2000 to 14.9% in 2002. However, in 2003, the Group started again to market such products and its market share at December 2003 reached 15.9%. In addition, the focus on traditional life-risk and pension products coupled with the recovery of the equity markets and favorable interest rate movements resulted in positive net investment income.

Back to Contents

In order to achieve more sophisticated assessments of the risks of the business underwritten and to increase efficiency, Tranquilidade and Tranquilidade-Vida have made substantial investments in information technology, with spending as a percentage of premiums averaging approximately 3% over the last five years.

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

BESPAR and PARTRAN are controlled, directly and indirectly, by the Group, which, as of June 24, 2004, held, respectively, 66.9% and 66.7% of the voting interest in these entities. However, in recognition of the role played by Crédit Agricole in their formation, the Articles of Association of BESPAR and PARTRAN provide certain protections for minority shareholders. Pursuant to these provisions, any two directors who vote against a resolution of the Board of Directors because they view it as contrary to the shareholders’ interests have the right to request a general meeting of shareholders. Resolutions facing such objections will be suspended unless and until approved by a majority of 76% of the shareholders. A supermajority of 76% of the shareholders is also required for the transfer of shares of BES or Tranquilidade by BESPAR or PARTRAN, amendments to the Articles of Association of these companies, the issuance of convertible bonds, and the election and removal of corporate officers. As of June 24, 2004, Crédit Agricole had a voting interest of 32.6% in BESPAR and 33.3% in PARTRAN. Consequently, Crédit Agricole’s votes are necessary to obtain the required supermajority.

Because the Group’s interests in certain of its subsidiaries are held by one or more entities controlled by the Group, ESFG’s “economic” interest (i.e., the percentage interest in the shareholders’ equity and net income of such subsidiary after eliminating the minority interests in such subsidiary and intermediate Group-controlled entities) in such subsidiaries is less than the Group’s direct or indirect voting interest therein. For information on the accounting treatment of minority interests in Group companies, see “Item 5. Operating and Financial Review and Prospects”.

Competition
Banking

The Group faces intense competition in all of its principal areas of operation; however, competition in the Portuguese banking markets has the most significant effect on the Group’s results and operations. The Group’s competitors in the Portuguese banking markets are Portuguese commercial banks, savings and investment banks, foreign banks (many of which have recently entered the Portuguese market) and non-deposit-taking financial institutions (investment companies). The Portuguese banking industry has been characterized by increasing consolidation through mergers and acquisitions among the major Portuguese banks and by foreign financial institutions. Currently, the five principal financial groups of the banking sector in Portugal are: Caixa Geral de Depósitos, Banco Comercial Português Group, BES Group, BPI Group and Totta Group (Santander).

Under current law, Portuguese banks are permitted to offer all types of financial services. In addition, EU banking directives allow cross-border reciprocity within EU countries for any bank formed within the EU. Therefore in the major corporate markets and in international markets generally, the Group faces competition from other commercial and investment banks and financial institutions, particularly those with ties to Portugal.

Management believes that competition in the Portuguese banking industry will continue to intensify as a result of the integration of European markets, the enlargement of the European Union to include many Eastern European countries, and economic globalization.

The Group intends to continue to pursue opportunities for expansion through organic growth and, in appropriate circumstances, will consider the possibility of external growth by acquisition in Portugal or external markets relevant to its business.

Back to Contents

Insurance

In general, the insurance industry worldwide competes on the basis of the products offered, the terms of the products, the ability of the products to meet the specific needs of the insured and the quality of service rendered to the insured. The Group’s primary competitors in the insurance industry in Portugal are state-controlled entities, large financial groups and foreign-owned insurers. A strong competitive environment has developed in recent years as a consequence of the liberalization of the insurance sector in Portugal and the privatization of state-owned insurance companies. The total number of companies operating in Portugal has grown rapidly to over 90; however, five of these companies accounted for approximately 72% of the market in 2003. Nonetheless, many of the new small insurance companies are aggressively pursuing market share by means of highly competitive premium policies.

Selected Statistical Information

The Selected Statistical Information is presented on a consolidated basis for the Group’s Banking operations. “Banking Group” as used in this section, with respect to a particular period, refers to the BES Group and all other ESFG entities engaged in banking activities that are included in the statistical information for such period. Certain information has also been provided with respect to BES Group.

Back to Contents

I	Average Balance Sheets and Interest Rates

The following table shows average balances for the Banking Group, the related interest income and expense, and the average interest rates for the three years ended December 31, 2001, 2002 and 2003, net of inter-company balances and transactions eliminated in consolidation. In this table and elsewhere in the section entitled “Selected Statistical Information”, average balances have been calculated using monthly balances. The Banking Group believes that the average balances presented below are representative of the operations of the Group. Out-of-period items and adjustments as well as loan fees have been excluded from the calculation of interest income and expense. At December 31, 2001, 2002 and 2003, out-of-period items and adjustments were not significant. Non-performing loans and shareholders’ loans have been excluded from the category “Loans to customers” and included in “Non-interest-earning assets”. Related provisions have been included in the category “Non-interest-bearing liabilities”. (See “– Description of Assets and Liabilities – Loan Portfolio”).

	For the years ended December 31,
	2001			2002			2003
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate (1)

	(euro millions, except percentages )
Interest-earning assets
Deposits with banks:
Domestic	1,270.5	59.6	4.69%	1,307.4	39.3	3.01%	1,215.5	29.9	2.46%
International	3,065.6	138.7	4.52%	2,514.3	80.3	3.19%	4,773.1	106.7	2.24%
Trading account securities: (2)
Domestic	239.1	2.9	1.21%	91.3	2.3	2.52%	195.5	5.5	2.81%
International	485.0	25.0	5.15%	380.1	95.7	25.18%	265.6	53.6	20.18%
Investment securities available-for-sale: (3)
Domestic	1,181.8	47.3	4.00%	779.9	21.3	2.73%	658.4	14.7	2.23%
International	2,826.0	133.1	4.71%	2,869.3	119.6	4.17%	3,053.2	148.2	4.85%
Loans to customers:
Domestic	19,995.7	1,364.3	6.82%	22,022.4	1,297.9	5.89%	22,656.4	1,126.3	4.97%
International	4,123.1	288.4	6.99%	4,667.5	191.7	4.11%	3,837.7	141.2	3.68%
Other interest-earning assets: (4)
Domestic	627.4	5.7	0.91%	701.0	8.4	1.20%	731.3	7.9	1.08%
International	1,215.9	80.9	6.65%	1,254.0	31.2	2.49%	995.9	37.8	3.80%

Total interest-earning assets	35,030.1	2,145.9	6.13%	36,587.2	1,887.7	5.16%	38,382.6	1,671.8	4.36%

Non-interest-earning assets: (5)
Domestic	2,624.8			3,716.1			4,013.3
International	436.3			317.3			593.7

Total non-interest-earning assets	3,061.1			4,033.4			4,607.0

Total assets	38,091.2			40,620.6			42,989.6

Domestic (%)	68.10%	68.96%		70.45%	72.53%		68.55%	70.84%
International (%)	31.90%	31.04%		29.55%	27.47%		31.45%	29.16%

Back to Contents

	December 31,
	2001			2002			2003
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate (1)

	(euro millions, except percentages)
Interest-bearing liabilities
Deposits from banks:
Domestic	418.7	15.4	3.68%	299.4	9.0	3.01%	246.8	5.1	2.07%
International	4,546.6	231.4	5.09%	3,177.8	86.1	2.71%	2,928.4	52.0	1.78%
Demand deposits:
Domestic	5,617.0	96.9	1.73%	5,728.8	66.0	1.15%	6,030.2	43.8	0.73%
International	588.0	13.4	2.28%	697.5	7.0	1.00%	789.1	5.4	0.68%
Time deposits:
Domestic	8,702.5	327.3	3.76%	7,320.8	199.2	2.72%	6,825.2	152.5	2.23%
International	3,613.2	203.7	5.64%	4,545.7	156.8	3.45%	5,084.0	160.3	3.15%
Short-term borrowings: (6)
Domestic	581.1	26.7	4.59%	719.1	25.1	3.49%	592.2	15.0	2.53%
International	1,865.6	68.3	3.66%	2,107.0	64.3	3.05%	2,106.6	46.7	2.22%
Long-term borrowings: (7)
Domestic	2,328.0	122.8	5.27%	2,844.0	133.6	4.70%	2,831.6	135.2	4.77%
International	5,720.4	280.9	4.91%	8,126.8	317.6	3.91%	9,686.6	312.5	3.23%

Total interest-bearing liabilities	33,981.1	1,386.8	4.08%	35,566.9	1,064.7	2.99%	37,120.7	928.5	2.50%

Non-interest-bearing liabilities (8)	3,989.9			4,999.8			5,839.5

Total liabilities	37,971.0			40,566.7			42,960.2

Shareholders’ equity	120.2			53.9			29.4

Total liabilities and shareholders’
equity	38,091.2			40,620.6			42,989.6

Domestic (%)	57.12%	42.48%		54.08%	40.66%		52.09%	37.87%
International (%)	42.88%	57.52%		45.92%	59.34%		47.91%	62.13%

Interest Spread:
Domestic		890.7			936.3			832.7
International		(131.6)			(113.3)			(89.4)

Total		759.1			823.0			743.3

Net interest margin: (9)
Domestic			3.82%			3.76%			3.27%
International			-1.12%			-0.97%			-0.69%

Total			2.17%			2.25%			1.94%

(1)
The decrease in the average interest rates in 2003 reflects the general decline during that period in the interest rates prevailing in the Banking Group’s principal markets. Exceptions to that trend are related to the currency mix in which the assets/liabilities of Banking Group are denominated. The table below shows the trend in interest rate levels for each of these markets between 2001 to 2003:

	% (a)
				Variation
	2001	2002	2003	2002/2001	2003/2002

Discount with the European Central Bank	4.269	2.250	2.288	(2.019)	0.038
Euro	4.314	3.321	2.353	(0.993)	(0.968)
British sterling	5.114	4.059	3.767	(1.055)	(0.292)
U.S.dollar	4.119	1.815	1.230	(2.304)	(0.585)
Japanese yen	0.294	0.077	0.058	(0.217)	(0.019)
(a)	The interest rates for the main currencies presented above are based on the monthly averages of three-month interest rates.
(2)
The unusually high average interest rates for “Trading account securities – International” in 2002 and 2003 reflects the trading activities of BES Investimento (Brazilian subsidiary) during each of these periods.

(3)
The evolution in the average interest rate for “Investment securities available for sale” in 2002 and 2003 reflects also the relative importance of marketable securities, which do not bear interest but instead may generate dividends, in the Banking Group’s portfolio.

Back to Contents

(4)
“Other interest-earning assets” includes investments in other equity holdings and securities held to maturity. The interest income generated in 2003 by these assets includes dividends in the amount of euro 19.9 million. At each of December 31, 2001, 2002 and 2003, the Banking Group’s investments in securities held to maturity consisted primarily of securities held by BES’s New York branch, BESI and ES Bank (See “– Description of Assets and Liabilities – Investment, Trading, and Equity Holdings Portfolio – Equity Holdings Portfolio” for more detailed information on the Group’s equity holdings).

The decrease in the average interest rate for “Other Interest-Earning Assets-International” in 2002 reflects the strong decline in the interest rate levels prevailing in the United States during that period, which reduced the interest income derived from the Banking Group’s USD denominated securities.

In 2003, the average interest rate for “Other Interest-Earnings Assets – International” increased mainly due to the dividends received from Bradesco, while the average balance decreased as a result of the reduction in the held to maturity portfolios of the Banking Group.

(5)	“Non-interest-earning assets” comprise:
	2001	2002	2003

	(% of total)
Accounts receivable and prepayments	10	13	29
Fixed assets	22	19	22
Cash and due from banks (a)	31	24	17
Overdue loans	16	14	13
Accrued interest income	4	6	5
Participation units	1	4	1
Other	16	20	13

Total	100	100	100

(a)	Includes mainly deposits with the Bank of Portugal.

The significant increase in “Non-interest-earning assets” in 2002 and 2003 reflects: (i) actuarial losses suffered in connection with pension plan (under Portuguese GAAP, such losses are recorded as a deferred cost in Other assets), and (ii) the implicit interest expense resulting from the issuance of zero-coupon bonds (according to Bank of Portugal rules, the maturity value of a zero-coupon bond (as opposed to the issue price) should be recorded as a liability and the implicit interest on the bond should be recorded as a receivable). Both these items are recorded under “Accounts receivable and prepayments” in the above table.

(6)
The principal components of “Short-term borrowings” are overdrafts, securities sold under repurchase agreements and interbank borrowings (see “Description of Assets and Liabilities – Short-term Borrowings”).

(7)
“Long-term borrowings – Domestic” includes corporate bonds and subordinated corporate bonds, while “Long-term borrowings – International” consists mainly of the Euro Medium Term Notes Program of BES Finance, under which euro 4.2 billion was outstanding at December 31, 2003 (compared to euro 4.0 billion at December 31, 2002) as well as ESFG convertible bonds issued in November 2001 (euro 200.0 million) and February 2002 (euro 110.0 million) and euro 120.0 million of ESFIL Floating Rates Notes issued in 2003. In 2003, “Long-term borrowings-International” increased significantly due to the issuance of zero coupon and other senior corporate bonds by BES’s Cayman Islands branch. Please refer to Note 15 to the Consolidated Financial Statements for additional information on outstanding long-term borrowings.

(8)	“Non-interest-bearing liabilities” comprise:
	2001	2002	2003

	(% of total)
Minority interests (a)	26	22	30
Allowance for non-performing loans	21	19	21
Other loan allowances and pension reserve	17	15	17
Accrued interest expense and deferred income	14	16	10
Accounts payable and accruals	4	4	2
Other	18	24	20

Total	100	100	100

(a)
Until 2002, “Minority interests” included non-cumulative guaranteed preference shares of BES Overseas Ltd. (“BESOL”) (US$ 250 million), Espírito Santo Overseas Ltd. (“ESOL”) (US$ 250 million) and ESFG Overseas Ltd. (euro 281 million). At December 31, 2003, “Minority interests” included only non-cumulative guaranteed preference shares of BES Finance (euro 450 million, issued in August 2003), ESOL (US$ 150 million, issued in August 1999) and ESFG Overseas Ltd. (euro 278.8 million, issued in June 1998) as the remaining issuances were redeemed during 2003.

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

	December 31,
	2001			2002			2003
	Average balance	Interest	Yield & Margin %	Average balance	Interest	Yield & Margin %	Average balance	Interest	Yield & Margin %

	(euro millions, except percentages)
Domestic
Interest-earning assets	23,314.5	1,479.8	6.35	24,902.0	1,369.2	5.50	25,457.1	1,184.3	4.65
Interest-bearing liabilities	(17,647.3)	(589.1)	(3.34)	(16,912.1)	(432.9)	(2.56)	(16,526.0)	(351.6)	(2.13)
Transfer to international	(4,133.0)	(184.7)	(4.47)	(6,652.4)	(266.8)	(4.01)	(10,150.0)	(249.7)	(2.46)
Non-interest-earning assets	3,061.1	–	–	4,033.4	–	–	4,607.0	–	–
Equity & non-interest-bearing liabilities	(4,110.1)	–	–	(5,053.7)	–	–	(5,868.9)	–	–

Margin		706.0	3.68		669.5	3.67		583.0	3.81

International
Interest-earning assets	11,715.6	666.1	5.69	11,685.2	518.5	4.44	12,925.5	487.5	3.77
Interest-bearing liabilities (a)	(16,333.8)	(797.7)	(4.88)	(18,654.8)	(631.8)	(3.39)	(20,594.7)	(576.9)	(2.80)
Transfer from domestic	4,133.0	184.7	(4.47)	6,652.4	266.8	(4.01)	10,150.0	249.7	(2.46)
Non-interest-earning assets	–	–	–	–	–	–	–	–	–

Margin		53.1	0.34		153.5	0.84		160.3	0.69

Total margin		759.1	2.17		823.0	2.25		743.3	1.94

(a)
The increase in interest-bearing liabilities from 2001 to 2003 mainly reflects the issuance of Euro Medium Term Notes in the international capital markets, the proceeds from which were employed in the domestic market. In 2003, the issuance of senior corporate bonds in the international markets also contributed to the increase of “Interest-bearing liabilities – International”.

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

	2001/2002				2002/2003
	Increase/(decrease) due to changes in:				Increase/(decrease) due to changes in:
	Average volume	Average rate	Average rate/ volume	Net change	Average volume	Average rate	Average rate/ volume	Net change

	(euro millions)
INTEREST-EARNING ASSETS
Deposits with banks:
Domestic	0.1	(24.5)	4.1	(20.3)	(2.8)	(7.2)	0.6	(9.4)
International	1.9	(67.6)	7.3	(58.4)	72.1	(23.9)	(21.8)	26.4
Trading account securities:
Domestic	(1.8)	3.0	(1.8)	(0.6)	2.6	0.3	0.3	3.2
International	(3.9)	88.9	(14.3)	70.7	(28.8)	(19.0)	5.7	(42.1)
Investment securities available for sale:
Domestic	(13.1)	(19.2)	6.3	(26.0)	(3.3)	(3.9)	0.6	(6.6)
International	3.7	(20.4)	3.2	(13.5)	7.7	19.5	1.4	28.6
Loans to customers:
Domestic	141.3	(203.3)	(4.4)	(66.4)	37.3	(202.6)	(6.3)	(171.6)
International	24.7	(124.7)	3.3	(96.7)	(34.1)	(20.1)	3.7	(50.5)
Other interest-earning assets:
Domestic	0.7	1.8	0.2	2.7	0.4	(0.8)	(0.1)	(0.5)
International	2.5	(50.6)	(1.6)	(49.7)	(6.4)	16.4	(3.4)	6.6

Total
Domestic	127.2	(242.2)	4.4	(110.6)	34.2	(214.2)	(4.9)	(184.9)
International	28.9	(174.4)	(2.1)	(147.6)	10.5	(27.1)	(14.4)	(31.0)

	156.1	(416.6)	2.3	(258.2)	44.7	(241.3)	(19.3)	(215.9)

Back to Contents

	2001/2002				2002/2003
	Increase/(decrease) due to changes in:				Increase/(decrease) due to changes in:
	Average volume	Average rate	Average rate/ volume	Net change	Average volume	Average rate	Average rate/ volume	Net change

	(euro millions)
INTEREST-BEARING LIABILITIES
Deposits from banks:
Domestic	(3.1)	(8.8)	5.5	(6.4)	(1.6)	(2.8)	0.5	(3.9)
International	(41.6)	(125.6)	21.9	(145.3)	(6.8)	(29.6)	2.3	(34.1)
Demand deposits:
Domestic	8.8	(37.5)	(2.2)	(30.9)	3.5	(24.1)	(1.6)	(22.2)
International	0.8	(7.2)	—	(6.4)	0.9	(2.2)	(0.3)	(1.6)
Time deposits:
Domestic	(45.5)	(106.8)	24.2	(128.1)	(13.5)	(35.9)	2.7	(46.7)
International	53.5	(79.5)	(20.9)	(46.9)	18.6	(13.6)	(1.5)	3.5
Short-term borrowings:
Domestic	(4.3)	(4.0)	6.7	(1.6)	(4.4)	(6.9)	1.2	(10.1)
International	8.1	(11.9)	(0.2)	(4.0)	—	(17.5)	(0.1)	(17.6)
Long-term borrowings:
Domestic	20.1	(15.2)	5.9	10.8	(0.6)	2.0	0.2	1.6
International	122.0	(60.1)	(25.2)	36.7	61.0	(55.3)	(10.8)	(5.1)

Total
Domestic	(24.0)	(172.3)	40.1	(156.2)	(16.6)	(67.7)	3.0	(81.3)
International	142.8	(284.3)	(24.4)	(165.9)	73.7	(118.2)	(10.4)	(54.9)

	118.8	(456.6)	15.7	(322.1)	57.1	(185.9)	(7.4)	(136.2)

Net interest income
Domestic	151.2	(69.9)	(35.7)	45.6	56.5	(152.7)	(7.4)	(103.6)
International	(113.9)	109.9	22.3	18.3	(38.4)	58.3	4.0	23.9

	37.3	40.0	(13.4)	63.9	18.1	(94.4)	(3.4)	(79.7)

In 2003, net interest income decreased euro 79.7 million, due to (i) volume effect, with the increase in interest expense (mainly in the “Long term borrowings” and “Time deposits-international”) higher than the growth in interest income; and (ii) interest rate effect, with the reduction in the interest income (euro 215.9 million) being greater than the decrease in the interest expense (euro 136.2 million). This smaller decrease in interest expense results from the difficulty of reducing interest rates paid on in resources from customers due to the historically low level of market interest rates. If the Banking Group had reduced interest rates for deposits significantly, it believes it may have been unable to maintain a balanced growth in loans and deposits.

In 2002, net interest income increased by euro 63.9 million due to the positive effects of both Average volume (euro 37.3 million) and Average interest rate (euro 40.0 million), which were partially offset by the negative Average rate/volume effect (euro 13.4 million).

III	Description of Assets and Liabilities

The following discussion provides information with respect to the Banking Group’s investment, trading and equity holding portfolios, loan portfolio, deposits, return on equity and assets and short-term borrowings. The strategy of the Group in respect of its assets and liabilities is largely designed to limit the degree of interest rate and counterparty risk in order to minimize the effect of such risks on the profitability levels. (See “– Selected Statistical Information – Loan Portfolio”). Additional factors influencing the Group’s

Back to Contents

management strategy are the liquidity and solvency ratios established by the Bank of Portugal. (See “Item 5. Operating and Financial Review and Prospects – Liquidity and Solvency Ratios”).

Investment, Trading and Equity Holdings Portfolios

Trading securities and investment securities held by the Group (insurance and banking sectors) are the following:

Trading securities
	December 31,
	2002	2003

	(euro millions)
Government agency debt securities	85.6	344.6
Corporate debt securities	167.7	62.9
Marketable equity securities	230.0	50.7

	483.3	458.2

Government agency debt securities for trading purposes include Portuguese government securities amounting to euro 256.6 million at December 31, 2003 (2002: euro 31.3 million).

Investment securities

Investment securities are analyzed as follows:

	December 31,
	2002	2003

	(euro millions)
Securities available for sale	7,145.6	7,893.4
Securities held to maturity	802.1	572.2

	7,947.7	8,465.6

Investment securities comprise securities available for sale and securities held to maturity as follows:

Securities available for sale

	Historical cost	Unrealised gains / (losses) recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(euro millions)
December 31, 2003
Government agency debt securities	893.7	17.9	911.6	1.0	912.6
Corporate debt securities	5,597.3	(139.3)	5,458.0	0.6	5,458.6
Marketable equity securities	1,651.4	(127.6)	1,523.8	14.9	1,538.7

	8,142.4	(249.0)	7,893.4	16.5	7,909.9

Back to Contents

	Historical cost	Unrealised gains / (losses) recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(euro millions)
December 31, 2002
Government agency debt securities	1,881.1	(1.1)	1,880.0	26.8	1,906.8
Corporate debt securities	4,358.7	(147.1)	4,211.6	19.4	4,231.0
Marketable equity securities	1,335.2	(281.2)	1,054.0	15.4	1,069.4

	7,575.0	(429.4)	7,145.6	61.6	7,207.2

As referred to in greater detail in Note 2 to the Consolidated Financial Statements, Tranquilidade- Vida adopted the transition rules issued by the ISP allowing the deferral of unrealized losses generated in the investment portfolio in 2001 not compensated by the Fund for future appropriations and the regulatory revaluation reserve. On this basis in 2002 the unrealized losses included euro 70.8 million deferred in 2001 and, therefore, included in other assets (see Note 9 to the Consolidated Financial Statements). In 2003, these unrealized losses deferred in previous years were fully recognized in the statement of income.

Securities held to maturity
	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(euro millions)
December 31, 2003

Government agency debt securities	529.3	(1.3)	528.0	3.0	531.0
Corporate debt securities	44.2	–	44.2	–	44.2

	573.5	(1.3)	572.2	3.0	575.2

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(euro millions)
December 31, 2002
Government agency debt securities	725.6	(2.7)	722.9	2.9	725.8
Corporate debt securities	79.3	(0.1)	79.2	0.5	79.7

	804.9	(2.8)	802.1	3.4	805.5

Back to Contents

The movement in “Unrealized gains and losses” recorded was as follows:

	Year ended December 31,
	2001	2002	2003

	(euro millions)
At beginning of year	180.3	278.1	432.2
Regulation no. 4/2002 (through equity)	–	4.8	0.7 (1)
Exchange differences and others	1.2	(0.4)	(10.1)
Transfers	1.0	23.3	(1.7)
Unrealized gains on securities recognized by the insurance subsidiaries to shareholders’ equity	–	–	(11.0)
Charge for the year	278.2	286.2	125.5
Write-back for the year	(145.5)	(109.5)	(163.3)
Write-offs	(37.1)	(50.3)	(122.0)

At end of year	278.1	432.2	250.3

(1)	Additionally, and also in accordance with Regulation no.4/2002, a release of euro 1.3 million was taken to the statement of income and included under “Write-back for the year”.

The maturities of debt securities are as follows:

	December 31, 2003
	Securities available for sale		Securities held to maturity
	Cost	Market value	Cost	Market value

	(euro millions)
Due within one year	638.0	638.0	96.3	96.5
Due from one to five years	1,913.0	1,910.3	460.7	462.2
Due from five to ten years	2,775.0	2,769.3	16.3	16.3
Due after more than ten years	1,165.0	1,053.6	0.2	0.2

	6,491.0	6,371.2	573.5	575.2

	December 31, 2002
	Securities available for sale		Securities held to maturity
	Cost	Market value	Cost	Market value

	(euro millions)
Due within one year	610.4	606.9	149.8	150.0
Due from one to five years	1,528.0	1,434.8	606.2	606.5
Due from five to ten years	2,532.2	2,509.0	48.9	49.0
Due after more than ten years	1,569.2	1,587.1	–	–

	6,239.8	6,137.8	804.9	805.5

Back to Contents

Investment portfolio

Under current Bank of Portugal guidelines, investment securities are defined as securities that will not be traded for a period of six months from the date of acquisition. The following tables present the book and market value of investment securities held by the Banking Group at December 31, 2001, 2002 and 2003.

	December 31,
	2001	2002	2003

	(euro millions)
Domestic:
Available-for-sale:
Government agency debt securities – Portuguese issuers	445.9	79.7	13.6
Government agency debt securities – Other issuers	10.5	10.0	10.6
Corporate debt securities	135.8	174.7	311.1
Marketable equity securities:
Shares and other variable income securities	353.1	381.0	407.5
Trade investments	71.4	74.1	67.6
Held-to-maturity:
Government agency debt securities	1.3	1.3	0.3

Total domestic	1,018.0	720.8	810.7

International:
Available-for-sale:
Government agency debt securities – Foreign issuers	411.0	314.7	58.9
Corporate debt securities	2,733.3	2,586.3	2,950.4
Subordinated debt
Marketable equity securities:
Shares and other variable income securities	48.6	120.5	144.3
Trade investments	22.3	57.9	61.5
Held-to-maturity: (1)
Government agency debt securities-Foreign issuers	847.1	724.3	529.3
Corporate debt securities	66.1	79.3	44.2

Total international	4,128.4	3,883.0	3,788.6

Total cost of acquisition (2)	5,146.4	4,603.8	4,599.3
Less: Gross unrealized losses (2)	(162.8)	(213.1)	(167.6)

Total book value of the Banking Group	4,983.6	4,390.7	4,431.7

Total market value of the Banking Group	4,998.9	4,445.8	4,463.8

(1)
In each of 2001, 2002 and 2003, securities classified as “International-Held-to-maturity” comprised the investment portfolios of BES’s New York branch (euro 804.6 million, euro 664.8 million and euro 475.5 million, respectively), ES Bank (euro 87.1 million, euro 112.7 million and euro 98.0 million, respectively), and BESI (euro 18.6 million, euro 19.6 million and euro 0.0 million, respectively).

(2)
According to Portuguese GAAP, investment securities available for sale are carried at the lower of cost or market (or estimated market) value. Unrealized losses are fully provided for in the income statement, and unrealized gains are not recognized. The difference between cost and nominal value (premium or discount) is amortized over the term of the security.

At December 31, 2003, government agency debt securities represented 13% of the investment portfolio (compared with 25% at December 31, 2002) and corporate debt securities represented 72% (compared with 62% at December 31, 2002). The change in the composition of the portfolio reflects both the evolution of interest rates and credit spreads during 2003. In fact, the extremely low levels of interest rates reached during 2003 induced investors to shift from pure interest rate risk securities into credit risk instruments with the objective of increasing the yield and benefit from tightening of credit spreads.

Back to Contents

Except as indicated in the table below, at December 31, 2001, 2002 and 2003, the Banking Group’s investment portfolio did not include securities of any single issuer with a book value exceeding 10% of the Banking Group’s shareholders’ equity:

	December 31,
	2001		2002		2003

	Book value	Market value	Book value	Market value	Book value	Market value

	(euro millions)
US Treasury	894.2	894.0	653.3	653.2	488.7	491.7
Rock Ltd. (1)	185.6	183.6	179.5	176.8	253.9	254.1
German government debt	–	–	–	–	–	–
Portuguese government debt instrument	445.8	439.9	–	–	–	–
Fungere (2)	153.4	153.5	–	–	–	–
Euroamerican Finance Corporations (3)	41.0	41.0	–	–	–	–

(1)
This issuer is a variable interest entity named Repackage Offshore Collateralized Kredit (Rock) Limited. The notes issued by this entity have the following underlying risks and collateral: (i) bonds issued by financial institutions, (ii) a class D Note issued by Lusitano CDO nº 1 PLC (first loss piece of a collateralized debt obligation transaction executed by the BES Group), and (iii) a basket of six credit-default swaps. The valuation of these notes and its capital allocation is based on the estimated market value of the collateral.

(2)	This issuer is a real estate fund managed by a company belonging to the BES Group. In 2002 and 2003, the BES Group’s investment in this fund was less than 10% of the BES Group’s shareholders’ equity.
(3)	A company owned by E.S. International with investments in South America.

Back to Contents

The following table categorizes the acquisition cost of the Banking Group’s investment securities portfolio by maturity and present the weighted average yield for each maturity range and each category of investment security within each maturity range as of December 31, 2003:

	December 31, 2003 (1)
	1 year or less		1 to 5 years		5 to 10 years		Over 10 years		Total

	euro	Yield	euro	Yield	euro	Yield	euro	Yield	euro	Yield
	millions	(%)	millions	(%)	millions	(%)	millions	(%)	millions	(%)

Domestic:
Available-for-sale:
Government agency debt securities – Portuguese issuers	2.7	2.00%	8.2	7.73%	2.7	5.22%	–	–	13.6	6.08%
Government agency debt securities – Other issuers	1.5	5.50%	9.1	6.70%	–	–	–	–	10.6	6.53%
Corporate debt securities	26.5	3.42%	193.2	3.29%	16.5	1.57%	74.9	4.60%	311.1	3.52%
Marketable equity securities: (2)
Shares and other variable income securities	17.8	–	–	–	–	–	389.7	–	407.5	–
Trade investments	–	–	–	–	–	–	67.6	–	67.6	–
Held-to-maturity:
Government agency debt securities – Foreign issuers	0.3	–	–	–	–	–	–	–	0.3	–
Corporate debt securities	–	–	–	–	–	–	–	–	–	–

Total domestic	48.8	2.15%	210.5	3.61%	19.2	2.08%	532.2	0.70%	810.7	1.54%

International:
Available-for-sale:
Government agency debt
securities – Foreign issuers	14.6	9.64%	41.4	2.46%	0.1	3.75%	2.8	3.96%	58.9	4.31%
Corporate debt securities	339.0	3.37%	635.7	3.67%	1,477.2	2.55%	498.5	3.26%	2,950.4	3.00%
Marketable equity securities: (2)
Shares and other variable income securities	–	–	–	–	5.8	–	138.5	–	144.3	–
Trade investments	–	–	–	–	–	–	61.5	–	61.5	–
Held-to-maturity:
Government agency debt securities – Foreign issuers	64.3	1.87%	448.4	4.23%	16.4	2.10%	0.2	5.94%	529.3	3.88%
Corporate debt securities	32.0	1.46%	12.2	4.30%	–	–	–	–	44.2	2.25%

Total international	449.9	3.22%	1,137.7	3.85%	1,499.5	2.53%	701.5	2.63%	3,788.6	2.98%

Total cost of acquisition	498.7	3.12%	1,348.2	3.82%	1,518.7	2.53%	1,233.7	1.62%	4,599.3	2.72%

(1)	All interest rates are nominal rates.
(2)	Shares and other variable income securities receive dividends and do not generate interest income.

Back to Contents

Trading portfolio

Trading securities are securities that either have original maturities of, or are held for sale for, less than six months. The following table presents the book value along with the historical acquisition cost of the Banking Group’s trading securities at December 31, 2001, 2002 and 2003. The book value of a security is determined on the basis of its market value at the end of the period (in the case of securities listed on a stock exchange) or on the basis of its fair value (in the case of unlisted securities).

	December 31,

	2001		2002		2003

	Cost of acquisition	Book amount	Cost of acquisition	Book amount	Cost of acquisition	Book amount

	(euro millions)
Listed securities:
Government agency debt securities (1)	270.8	270.0	76.5	77.0	325.6	327.3
Corporate debt securities	105.4	106.7	61.6	60.5	45.7	42.9
Marketable equity securities (2)	147.3	147.5	232.7	227.5	33.2	37.3

	523.5	524.2	370.8	365.0	404.5	407.5

Non-listed securities:
Government agency debt securities	5.3	5.3	8.6	8.6	17.3	17.3
Corporate debt securities	23.0	23.1	23.4	23.4	19.9	20.0
Marketable equity securities (2)	3.7	3.8	5.7	5.7	12.5	13.4

	32.0	32.2	37.7	37.7	49.7	50.7

Total of the Banking Group	555.5	556.4	408.5	402.7	454.2	458.2

(1)	The value of “Listed securities – Government agency debt securities” increased in 2003 due to the acquisition of Portuguese Treasury Bills.
(2)	“Marketable equity securities” includes participation units of investment funds. The increase in 2002 is due to securities purchased, which were subsequently sold to customers in 2003.

At December 31, 2003, the Banking Group’s trading portfolio did not include securities of any single issuer with a book value exceeding 10% of the Banking Group’s shareholders’ equity.

Equity Holdings Portfolio

The Banking Group has minority interests in non-consolidated and associated companies (see detailed information in Note 7 to the Consolidated Financial Statements). These investments relate to strategic alliances (as in the case of Portugal Telecom Group), cross-participations (in the case of Bradesco) and other long term interests in banks (Banque Marocaine du Commerce Exterieur (“BMCE bank”)).

The following table presents the book value, along with the historic acquisition cost, of the Banking Group’s portfolio of investments in other equity holdings:

	December 31,

	2001	2002	2003

	(euro millions)
Cost of acquisition	824.8	838.5	844.4
Less: allowances	(70.5)	(30.1)	(44.9)

Book value	754.3	808.4	799.5

Fair value (1)	546.0	422.0	604.5

(1)	Fair value represents for the listed companies the quoted market price as at December 31, and for the unlisted companies the estimated market price calculated based on market assumptions.

Back to Contents

At December 31, 2003, the only investments in other equity holdings that represented more than 10% of the Banking Group’s shareholders’ equity were the BES Group’s investments in Portugal Telecom, which had a book value of euro 312.6 million at December 31, 2003 (euro 319.9 million at December 31, 2002) and a fair value of euro 269.7 million at December 31, 2003 (euro 220.3 million at December 31, 2002), and in PT Multimédia, which had a book value of euro 270.5 million and a fair value of euro 196.5 million at that date (euro 280.8 million and euro 127.9 million, respectively, at December 31, 2002).

Under Portuguese GAAP, these investments used to be booked at acquisition cost. In order to reflect the potential losses associated with these investments in the financial statements, in 2002, the Bank of Portugal issued Regulation no. 4/2002 relating to investments in other equity holdings (see Notes 2 and 7 to the Consolidated Financial Statements for more detailed information).

In accordance with SFAS 115, for U.S. GAAP purposes, all securities are carried at market value. Changes in the value of trading securities are reflected in income and temporary changes in the value of other securities considered “available for sale” are reflected in shareholders’ equity. Declines in the fair value of available for sale securities that are not merely temporary are considered impaired and reflected in income (see Note 35 to the Consolidated Financial Statements for more detailed information).

Loan Portfolio

As of December 31, 2003, the Banking Group’s loan portfolio net of loan losses provisions was euro 26,840 million (compared with euro 26,417 million at December 31, 2002 and euro 25,400 million at December 31, 2001), or approximately 62% of the Banking Group’s total consolidated assets (compared with 58% at December 31, 2002 and 59% at December 31, 2001).

The total gross domestic loan portfolio on December 31, 2003 amounted to euro 23,271 million and was distributed among the following principal business sectors: real estate – mortgage, 35%; wholesale and retail, 10%; construction and public works, 10%; real estate – construction, 9%; services provided to companies, 6%; installment loans to individuals, 5%; transport and communications, 3%; and textile and clothing, 2%. No other sector accounted for 2% or more of domestic loans at December 31, 2003. Although the Banking Group’s has customers in all geographic areas of Portugal, its customers are concentrated in the central and northern areas of the country, where the main industries and services are located. At December 31, 2003, international loans amounted to euro 4,389 million and were distributed across the following principal business sectors: banks and other financial institutions, 19%; real estate – construction, 14%; commercial, 12%; real estate – mortgage 7%; transports and communications, 7%; agriculture, 5%; construction and public works, 3%; services provided to companies, 2%; installment loans to individuals, 2% and tourism, 2%. The Banking Group’s policy is to maintain a balanced and diversified loan portfolio and to avoid excessive concentration.

The continuous growth of the Banking Group’s loan portfolio over the past several years is a result of its strategy to capture a higher share of the private market, primarily in real estate mortgages and commercial loans, and its focus on small and medium corporations. Until 2000, the Banking Group also benefited from the continued growth of the Portuguese economy. In 2000, Portugal’s GDP grew at a rate of 3.7%; however, the slowdown of the Portuguese economy since 2001, with GDP growth rates of 1.7%, 0.4% and - 1.3% in 2001, 2002 and 2003, respectively, as well as the Banking Group’s more restrictive credit policy and securization transactions, resulted in a lower rate of increase in the Banking Group’s loan portfolio during 2003 (1.4% compared to 4.0% in 2002, and 10.4% in 2001). During 2002, the Banking Group securitized euro 150 million of consumer loans, euro 300 million of corporate loans (leasing) and euro 1,000 million of mortgage loans. In 2003, the Banking Group carried out another securitization transaction of mortgage loans in the amount of euro 1,000 million. The Banking Group’s credit policies in sectors that it considers not to form part of its strategic focus, particularly consumer loans, have recently been tightened. The Banking Group continues to follow a policy of growth and expansion, especially with regard to mortgage loans.

Approximately 16% of the total Group loans are extended to non-resident customers. These loans mainly have been granted through the BES Group’s overseas branches (London, New York, Cayman Islands and Madeira-offshore) and the Group’s subsidiaries outside of Portugal (Spain, France, Switzerland, Ireland, Macau, Panama and USA). Most of the Group’s trade finance lending is conducted through these entities.

Back to Contents

At December 31, 2003, the Group’s six largest loans represented in aggregate 6.0% of the total gross loans. These loans are current as to the payment of the principal and interest.

Four of these loans are to Portuguese groups whose main activities relate to the construction of large public works and real estate in the middle/high-end residential segment and to E.S. International companies (the non-financial arm of the Espirito Santo group of companies). The two largest remaining loans are to offshore special purpose entities the principal purpose of which is investment in the privatization of Portuguese state-owned companies, principally in the communications and banking sectors, and other listed and unlisted private-sector companies. (See Item 7. “Major Shareholders and Related Party Transactions” for additional information about the loan to one of these special purpose entities.) The ultimate beneficial owners of the special purpose entities are private individuals. BES holds the securities purchased as collateral for the loans. All of the loans were fully collateralized when granted. The level of collateral coverage of the loans may vary, depending on the market price of the securities held as collateral, and at times the outstanding amount of these loans may exceed the value of the collateral. The Bank may request the borrowers to make cash payments to increase the value of the collateral. The securities held by these entities include equities listed on OECD stock exchanges and structured products where the underlying assets are listed in the same markets; the companies whose shares are most strongly represented are Portugal Telecom, PT Multimedia, Banco Português de Investimento and BES and unlisted shares in BES-related parties. Management believes that it has made sufficient allowances to cover potential losses where there has been a decline in the market value of the collateral and the borrower has not provided additional collateral.

The Bank of Portugal has adopted special procedures for monitoring the Group’s exposure to entities defined as “large risks” for Portuguese regulatory purposes. These procedures apply to the Group’s eligible net exposure under loans, guarantees, securities and other assets. Large risks are defined as exposures that individually exceed 10% of the Group’s “Own Funds” (defined as eligible total Tier I and Tier II capital). In addition, on a consolidated basis, the Group’s total exposure to any one customer may not surpass 25% of the Group’s Own Funds, and the aggregate amount of risk assets may not exceed twelve times the amount of the Group’s Own Funds. At December 31, 2003, the Group’s loans complied with these requirements. Large risk assets totaled euro 1.8 billion at December 31, 2003 and included loans, debt and equity securities and guarantees.

As noted above, the Bank continues to develop its lending policies and practices to facilitate the management and control of its credit risks in light of the changing economic environment that has characterized the Portuguese market in recent years. The Bank has a Credit Committee, which meets on a daily basis, and a Credit Risk Analysis Committee (“CRAC”). The Credit Committee’s main function is the approval of all credit transactions that are not under the credit approval powers delegated to the different functional levels within the Bank and its subsidiaries. The Credit and Financial Committee is composed of the Executive Board Members and the heads of the different commercial departments and business units, as well as a representative of the Risk Department. In addition, regional managers analyze the risk inherent in the BES Group’s loan portfolio, follow “watch list” customers, recommend management policies and deal with situations where a customer defaults on its payments when they become due. The key elements of the credit review process are: analysis of the customer business activity and each sector in which the Bank is involved; diversification of the loan portfolio by sector with lending policies designed to manage the particular risks within each sector; reduction of the BES Group’s loan exposure to identified problematic sectors; and monthly analysis of the overall credit risk. The Bank’s management uses the monthly and quarterly analysis of the loan portfolio and its risk profile performed by the Global Risk Department, based on the monitoring procedures described above, as well as semi- annual meetings of the CRAC with the business areas at which potential problem loans and troubled debt restructurings are discussed. The Recovery Loans Department also produces reports regarding overdue loans. The gathering of this information helps the Bank’s management to determine which allowances are necessary and appropriate to cover potential quality problems. The risk assessment analysis is comprised of three components: (a) a qualitative analysis of the borrower; (b) an economic and financial risk assessment based on quantitative results, focused primarily on the borrower’s financial statements and annual reports; and (c) a measure of the applicable industry risk.

The risk inherent in the BES Group’s corporate loan portfolio is determined based on the internal rating systems used by the BES Group. This system is currently being adapted in the light of the Basle Committee’s recommendations on the basis of the proposed New Capital Accord, and on international rating

Back to Contents

agencies’ practices. For more information on the Basle Committee and the New Capital Accord, see “ – Supervision and Regulation – Supervision and Regulation in Portugal – Capital Adequacy Requirements”. Based on this development, to assess the risk of the corporate segment efficiently, and in keeping with the complexity and magnitude of exposures in this segment, the BES Group assigns internal ratings using two distinct methodologies: (i) medium-sized customers are analyzed under a standardized rating model, the accuracy of which is reviewed periodically; (ii) large corporate customers and project finance transactions are analyzed by the Rating Board, which consists of a team of specialized technical staff, organized by business sectors. Internal ratings as well as risk analysis not only play an important role in the loan approval process, but are also used for monitoring the risks inherent in the loan portfolio on an ongoing basis as well as in connection with pricing decisions and in determining the risk-adjusted return of the BES Group’s segments and commercial units.

The Group usually requires collateral for most loans (corporate, project finance, structured finance, real estate, mortgages, consumer, etc.), especially loans with maturities over 180 days. In the case of loans extended to subsidiaries, a guarantee by the parent in an amount equivalent to the amount of the loan is almost always required. In addition, project finance transactions are secured by mortgages on assets and financial covenants (ownership clause, debt to equity ratios, debt service cover ratios, cash reserves account, hedging strategies, etc).

If a loan is secured by a mortgage, the underlying real estate is subject to an independent appraisal, and the loan-to-value (“LTV”) ratio may not exceed 90%. Qualitative factors such as the average outstanding loan balance for the account, and the profession and marital status of the borrower are also taken into consideration.

For installment loans to individuals, the BES Group uses origination scorings for consumer loans and credit cards. These statistical models are used to assess a customer’s risks and allow the BES Group to focus on less risky and higher value customers. The experience gained in the fine-tuning of these tools has permitted the BES Group to improve the quality of the loan portfolio.

The Banking Group holds for sale numerous small properties recovered from customers who defaulted on their loans. These properties are recorded as real estate held for disposal at the lower of cost or market, based on judicially arranged public auctions and negotiated settlements at the time of legal foreclosure. If the properties are not sold within five years, the total value of such properties is deducted from the Group’s Own Funds. The aggregate acquisition cost for such properties at December 31, 2003 was euro 82.6 million, compared with euro 64.1 million at December 31, 2002. At December 31, 2003, the current market value of these properties was estimated to be euro 10.8 million less than their acquisition cost (compared with euro 9.4 million at December 31, 2002). This amount has been fully provided for by the Group.

Back to Contents

Net Loans to Customers

The breakdown of the Banking Group’s lending by category of borrower/business sector is set out in the tables below. Figures for the domestic and international categories are based on the domicile of the customer.

	December 31,
	1999	2000	2001	2002	2003

	(euro millions)
Domestic:
Commercial (1)	6,147.1	8,435.5	9,261.2	10,737.8	11,219.2
Financial	46.0	64.2	122.0	86.3	29.6
Agricultural	224.3	214.2	203.7	231.9	250.4
Real estate – Construction	760.1	633.1	890.9	1,115.2	1,393.9
Real estate – Mortgage (2)	5,656.2	7,092.6	8,245.7	7,911.9	8,145.4
Instalment loans to individuals (3)	1,755.4	1,890.6	1,850.2	1,131.1	1,227.9
Lease financings	656.6	894.5	1,058.3	1,760.2	1,004.9

Total domestic (gross)	15,245.7	19,224.7	21,632.0	22,974.4	23,271.3

Allowance for loan losses:
Specific allowance	(272.2)	(296.7)	(301.1)	(348.5)	(411.7)
Category risk allowance	(181.2)	(232.3)	(246.0)	(307.5)	(257.9)

Total allowances	(453.4)	(529.0)	(547.1)	(656.0)	(669.6)

Total domestic (net)	14,792.3	18,695.7	21,084.9	22,318.4	22,601.7

International:
Commercial	662.1	639.4	468.6	645.6	505.2
Financial	1,059.5	979.7	828.7	558.5	209.2
Industrial	545.7	689.2	714.0	610.3	442.0
Governments and official institutions	48.1	28.7	23.0	14.6	11.0
Other loans (4)	855.2	2,065.1	2,371.5	2,396.1	3,221.4

Total international (gross)	3,170.6	4,402.1	4,405.8	4,225.1	4,388.8

Allowance for loan losses:
Specific allowance	(29.8)	(34.6)	(29.1)	(38.0)	(43.3)
Category risk allowance	(25.3)	(29.2)	(42.2)	(76.1)	(66.5)
Sovereign and other risks allowance	(21.3)	(32.8)	(19.0)	(12.5)	(40.7)

Total allowances	(76.4)	(96.6)	(90.3)	(126.6)	(150.5)

Total international (net)	3,094.2	4,305.5	4,315.5	4,098.5	4,238.3

Total gross loans to customers	18,416.3	23,626.8	26,037.8	27,199.5	27,660.1
Total allowances for loan losses	(529.8)	(625.6)	(637.4)	(782.6)	(820.1)

Total net loans to customers of the
Banking Group	17,886.5	23,001.2	25,400.4	26,416.9	26,840.0

Off-balance sheet items:
Guarantees provided: (5)
Domestic	2,426.1	3,025.3	3,148.1	3,365.8	3,941.2
International	846.6	1,070.5	1,168.9	1,119.9	472.2

Total guarantees	3,272.7	4,095.8	4,317.0	4,485.7	4,413.4

Back to Contents

(1)
The following table sets forth the percentage of loans by business sector included in the “Domestic-Commercial” category. Loans granted to borrowers in other business sectors individually represented less than 3% of the total loans included in this category.

	December 31,
	2002	2003

Wholesale/retail trade	20%	20%
Construction/public works	18%	18%
Services provided to companies	10%	12%
Transports and communications	6%	6%
Food, beverages and tabacco	4%	3%
Textiles and clothing	3%	3%
Tourism	3%	3%

(2)
At December 31, 2003, this item mainly comprised loans granted by BES in the amount of euro 4,611.7 million (compared with 3,892.5 million at December 31, 2002) and by BIC in the amount of euro 3,443.5 million (compared with 4,413.8 million at December 31, 2002), respectively.

During 2003, the Banking Group carried out a securitization transaction of mortgage loans in the amount of euro 1,000 million (see Notes 6 and 34 to the Consolidated Financial Statements for more detailed information).

(3)
At December 31, 2003, this item mainly comprised loans granted by BES, BIC and Crediflash in the amount of euro 755.0 million (compared with euro 846.1 million at December 31, 2002), euro 311.6 million (compared with euro 287.2 million at December 31, 2002), and euro 124.0 million (compared with euro 118.1 million at December 31, 2002), respectively. At December 31, 2002, this item also comprised loans granted by Credibom in the amount of euro 477.1 million (the Group sold 45% of the share capital of this entity, and therefore its assets and liabilities were excluded from the consolidated financial statements as at December 31, 2003).

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

The following table breaks down the loans included in this category by business sector as of the dates indicated. Loans granted to borrowers in other business sectors individually represented less than 3% of the total loans included in this category:

	December 31,
	2002	2003

Investment management	32%	24%
Real estate construction	15%	18%
Real estate mortgage	11%	10%
Transport and communications	9%	10%
Construction and public works	5%	5%
Services provided to companies	5%	3%
Energy	2%	2%

(5)	The following table shows the growth of guarantees compared with the growth of all loans during the years 1999 through 2003:

	1999	2000	2001	2002	2003

Gross loans to customers	18.7%	28.3%	10.2%	4.5%	1.7%
Guarantees	6.7%	25.2%	5.4%	3.9%	(1.6%	)

In accordance with instructions from the Bank of Portugal, “Guarantees – International” includes the guarantees given to ESOL’s, BESOL’s and ESFG Overseas Ltd.’s preference shareholders until December 31, 2002. At December 31, 2003, this caption includes only guarantees granted to ESOL’s and ESFG Overseas Ltd.’s preference shareholders, since BESOL’s preference shares were redeemed. At December 31, 2003, guarantees in respect of the ESOL preference shares amounted to euro 118.8 million (December 31, 2002: euro 238.4 million) and guarantees in respect of the ESFG Overseas Ltd. preference shares amounted to euro 278.0 million (2002: 281.2 million) (See detailed information in Note 17 to the Consolidated Financial Statements).

As at December 31, 2003, guarantees in the amount of euro 3,941.2 million (December 31, 2002: euro 3,365.8 million) and the amount of euro 753.4 million (December 31, 2002: euro 1,154.7 million) had been granted by the Group to resident and to non-resident customers, respectively. The following table provides a breakdown of guarantees granted by the Group as of December 31, 2003 and 2002:

	December 31,
	2002	2003

Borrowings	15%	17%
Civil construction performance bonds	13%	13%
Letters of credit	9%	8%
Customers guarantees	2%	7%
Value-added tax (VAT) guarantees	2%	1%
EU related grants	3%	0%

The Bank’s loss experience for the year with respect to guarantees was approximately 0.17% of the total amount outstanding for the year (compared with 0.21% in 2002).

Back to Contents

Maturity Distribution of Net Loans to Customers

As of December 31, 2003, 61% of the Banking Group’s gross loans had a maturity of one year or more (December 31, 2002: 62.6%). The high proportion of loans with maturities of one year or more reflects the Banking Group’s strategy described above. This strategy has led to a change in the composition of the loan portfolio toward loans with longer maturities, mainly as a result of the growth in real estate mortgages and focus on investments management clients.

The following table sets forth the maturity profile of the Banking Group’s loans to customers by economic sector as of December 31, 2003:

	December 31, 2003
	3 months or less	3 to 6 months	6 months to 1 year	1 to 5 years	After 5 years	Undeter- minate (1)	Total gross loans	Allowances for loan losses (2)	Total net loans

	(euro millions)
Domestic:
Commercial (3)	4,114.8	1,980.9	798.6	2,550.8	1,527.5	246.6	11,219.2	(378.8	10,840.4
Financial	8.5	7.4	12.2	–	–	1.5	29.6	–	29.6
Agricultural	109.2	45.6	13.4	45.2	32.9	4.1	250.4	(6.4	244.0
Real estate – construction	517.8	270.2	248.4	266.4	83.0	8.1	1,393.9	(24.7	1,369.2
Real estate – mortgage	15.6	15.1	41.8	157.5	7,757.8	157.6	8,145.4	(152.9	7,992.5
Instalment loans to individuals	412.3	136.7	206.8	280.2	109.1	82.8	1,227.9	(83.3	1,144.6
Lease financings	44.9	46.7	89.1	426.2	383.3	14.7	1,004.9	(23.5	981.4

Total Domestic	5,223.1	2,502.6	1,410.3	3,726.3	9,893.6	515.4	23,271.3	(669.6	22,601.7

International:
Commercial	179.7	29.6	32.0	177.9	82.2	3.8	505.2	(12.5	492.7
Financial	73.9	5.8	25.4	6.2	55.4	42.5	209.2	(43.8	165.4
Industrial	34.9	33.6	39.0	147.7	184.3	2.5	442.0	(12.3	429.7
Governments and official
institutions	2.3	–	–	2.6	0.6	5.5	11.0	(2.7	8.3
Other loans	798.8	99.0	296.0	881.1	807.1	339.4	3,221.4	(79.2	3,142.2

Total International	1,089.6	168.0	392.4	1,215.5	1,129.6	393.7	4,388.8	(150.5	4,238.3

Total loans to customers of the Banking Group	6,312.7	2,670.6	1,802.7	4,941.8	11,023.2	909.1	27,660.1	(820.1	26,840.0

Off-balance sheet items:
Guarantees provided :
Domestic	138.8	133.3	156.7	637.3	645.9	2,229.2	3,941.2	–	3,941.2
International	169.5	7.8	22.5	99.1	48.9	124.4	472.2	–	472.2

Total guarantees	308.3	141.1	179.2	736.4	694.8	2,353.6	4,413.4	–	4,413.4

(1)	Overdue loans are classified as having an indeterminate maturity.

(2)	In the “International” category, allowances at December 31, 2003, included sovereign risk allowances in the amount of euro 38.0 million.

(3)
The following table provides a breakdown of the Group’s domestic portfolio of commercial loans by business sectors for those sectors that accounted for the majority of loan loss allowances in the period indicated:

Back to Contents

	December 31,
	2002	2003

Wholesale and retail	36%	34%
Construction and public work	12%	13%
Services provided to companies	5%	8%
Textiles	5%	6%
Transport and communications	3%	4%
Investment management	1%	3%

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

The following table shows the interest rate sensitivity of the Banking Group’s loans to customers based on the loans’ maturity:

	December 31, 2003
	3 months or less	3 to 6 months	6 months to 1 year	1 to 5 years	After 5 years	Indeter- minate	Total gross loans

	(euro millions)
Interest rate sensitivity of loans to customers by maturity:
Variable interest rates (1)	4,049.8	2,271.8	1,465.2	4,410.8	10,829.9	828.7	23,856.2
Fixed interest rates (2)	2,262.9	398.8	337.5	531.0	193.3	80.4	3,803.9

Total by maturity	6,312.7	2,670.6	1,802.7	4,941.8	11,023.2	909.1	27,660.1

(1)	Variable interest rates loans include floating and adjustable rate instruments. The interest rates are determined according to market rates.

(2)
Fixed interest rate loans include euro 1,144 million of discounted trade bills, euro 1,125 million of installment loans to individuals, euro 393 million of credit for investment, euro 188 million of collateralized loans, euro 301 million of advances to related companies, euro 124 million of lease contracts, and euro 529 million of other loans.

Non-accrual, Past Due 90 Days and Troubled Debt Restructuring Loans

The following discussion provides detailed information with respect to the risk inherent in the Banking Group’s loan portfolio, based on guidelines adopted by the SEC. The Banking Group’s policies with respect to charge-offs and allowances for loan losses are described below in the section “Provision and Allowance for Loan Losses”. The Banking Group’s loan control and review procedures generally do not classify loans as non-accrual, past due 90 days, troubled debt restructuring and potential problem loans, as defined by the SEC. However, as set forth below, the Banking Group has estimated, the amount of these loans (without giving effect to available security, which would have been so reported had the SEC’s classifications been employed):

Back to Contents

	December 31,
	1999	2000	2001	2002	2003

	(euro millions)
Loans accounted for on a non-accrual basis (overdue loans)
(unsettled claims; including loans where interest is accrued and provided against in full):
Domestic	366.2	403.7	447.8	550.2	586.2
International	36.8	43.4	45.4	60.7	77.0

Remaining principal amount (not due yet) of loans accounted for as overdue loans (1)	79.8	112.4	144.7	268.6	280.0
Loans not included above which are “troubled debt restructurings”:
Domestic (2)	46.9	35.5	63.9	146.1	231.6
International	–	–	–	–	63.9

Total loans at risk	529.7	595.0	701.8	1,025.6	1,238.7

(1)	Excludes fully collateralized mortgage loans. The increase in 2002 is in line with loans accounted for on a non-accrual basis and is a consequence of a deterioration of the economic environment.
(2)
The substantial increase in 2002 reflects the continued weak economic environment in Portugal, which created financial difficulties for many corporations and necessitated the initiation of debt restructuring procedures.

The BES Group’s accounting treatment of overdue loans is in accordance with the rules of the Bank of Portugal. Loans are classified as overdue when principal payments are due but are not paid for a period of up to 30 days. The Bank of Portugal generally requires overdue loans to be placed on “non-accrual” status. Accordingly, no interest is accrued on overdue loans, and all overdue interest is instead carried in an “off-balance sheet” account for the next 60 days. After 90 days from the original due date, the overdue interest is reversed. Further interest is recognized in income only if and when received.

“Troubled debt restructurings” are loans in respect of which the lender has granted the borrower a concession that it would not otherwise consider. We may restructure these loans in one or both of the following ways:

•	reducing the stated interest rate for the remaining portion of the original life of the debt; or

•	extending the maturity date (or dates) at an interest rate lower than the current market rate for new debt with a similar risk profile.

Interest on troubled debt restructurings is accrued in accordance with the new terms agreed in connection with the restructuring. If these terms are not fulfilled, the debt is reclassified as an overdue loan and pursued judicially.

Back to Contents

The following table compares the gross interest income that would have been recorded on loans classified as non-accruing loans or troubled debt restructurings in 2003 had all payment on these loans been made in accordance with their original terms and conditions:

	2003
	Interest income in accordance with loans’ original terms and conditions	Interest income recognized

	(euro millions)
Non-accrual loans:
Domestic	23.6	10.8
International	1.2	0.5
Troubled debt restructuring:
Domestic	11.2	9.0
International	–	–

Total	36.0	20.3

Potential Problem Loans

The Bank’s Credit Risk Analysis Committee (CRAC) has identified certain potential problem loans. None of these loans is currently at risk, however, and, accordingly, none of them is discussed above under the section “Non-accrual, Past Due 90 Days and Troubled Debt Restructuring Loans”. The loans identified by the CRAC are placed on a watch list, which is monitored by the relevant segment’s commercial director, or by the Global Risk Department within the BES Group, for special review and follow-up. At December 31, 2003, the domestic and international loans placed on this watch list amounted to euro 1,514 million (compared with euro 1,242 million at December 31, 2002). The Group believes that all of these loans have been adequately provided for in the consolidated financial statements.

Distribution of Cross-Border Outstandings and Foreign Country Related Assets

The following tables provide a breakdown of the Banking Group’s non-Portuguese outstandings by geographic region and type of borrower as of December 31, 2001, 2002 and 2003. Outstandings are defined as loans (including accrued interest), acceptances, interest- earning deposits with other banks, other interest-earning investments, other monetary assets and investments in associated companies. Outstandings are included in a particular geographic region according to the location of the particular borrower. Total non-Portuguse outstandings at December 31, 2003 were euro 13,776.6 million.

Back to Contents

	December 31, 2003
	Banks and other financial institutions	Government and official institutions	Loans to customers	Trading and investment securities	Total	%

	(euro millions, except percentages)

Europe:
Spain	1,591.9	9.7	1,292.8	61.8	2,956.2	6.71%
United Kingdom	708.1	–	573.1	462.2	1,743.4	3.95%
France	550.4	–	39.2	61.5	651.1	1.48%
Gibraltar	–	–	120.7	272.2	392.9	0.89%
Germany	1,283.8	–	40.4	33.2	1,357.4	3.08%
Luxembourg	21.2	–	321.8	258.7	601.7	1.37%
Others (1)	475.8	4.6	230.8	548.0	1,259.2	2.86%

Total	4,631.2	14.3	2,618.8	1,697.6	8,961.9	20.34%

South America:
Brazil	31.7	69.8	69.1	240.3	410.9	0.93%
Others (1)	1.7	–	130.0	87.0	218.7	0.50%

Total	33.4	69.8	199.1	327.3	629.6	1.43%

North America:
United States	253.7	574.3	210.3	414.0	1,452.3	3.29%
British Virgin Islands	–	–	653.8	1.4	655.2	1.49%
Cayman Islands	417.3	–	12.5	801.6	1,231.4	2.80%
Others (1)	14.5	3.0	402.9	27.3	447.7	1.02%

Total	685.5	577.3	1,279.5	1,244.3	3,786.6	8.60%

Africa	110.5	25.7	81.0	76.8	294.0	0.67%

Others (1) (2)	34.0	–	21.8	48.7	104.5	0.24%

Total international outstandings	5,494.6	687.1	4,200.2	3,394.7	13,776.6	31.28%

Total Gross Assets					44,055.0	100.00%

Developing countries					991.2	2.25%

Countries with repayment agreements (3)					888.8	2.02%

Back to Contents

	December 31, 2002
	Banks and other financial institutions	Government and official institutions	Loans to customers	Trading and investment securities	Total	%

	(euro millions, except percentages)

Europe:
Spain	1,661.6	69.2	1,198.9	71.4	3,001.1	7.11%
United Kingdom	1,109.1	30.8	459.1	501.8	2,100.8	4.98%
France	51.5	10.0	71.7	63.9	197.1	0.47%
Gibraltar	–	–	98.5	329.6	428.1	1.01%
Germany	32.1	151.5	33.7	20.8	238.1	0.56%
Luxembourg	7.3	–	395.2	18.0	420.5	1.00%
Others (1)	920.7	3.4	215.8	493.9	1,633.8	3.87%

Total	3,782.3	264.9	2,472.9	1,499.4	8,019.5	19.00%

South America:
Brazil	20.2	32.3	60.2	284.6	397.3	0.94%
Others (1)	236.8	–	147.4	14.2	398.4	0.94%

Total	257.0	32.3	207.6	298.8	795.7	1.88%

North America:
United States	507.2	787.4	315.9	491.6	2,102.1	4.98%
British Virgin Islands	6.5	–	607.3	8.9	622.7	1.48%
Cayman Islands	367.3	–	24.5	830.3	1,222.1	2.90%
Others (1)	10.3	3.6	135.5	2.4	151.8	0.36%

Total	891.3	791.0	1,083.2	1,333.2	4,098.7	9.72%

Africa	75.1	8.6	106.8	16.8	207.3	0.49%

Others (1) (2)	43.9	7.6	24.7	22.8	99.0	0.23%

Total international outstandings	5,049.6	1,104.4	3,895.2	3,171.0	13,220.2	31.32%

Total Gross Assets					42,206.1	100.00%

Developing countries					1,031.9	2.44%

Countries with repayment agreements (3)					1,236.3	2.93%

Back to Contents

	December 31, 2001
	Banks and other financial institutions	Government and official institutions	Loans to customers	Trading and investment securities	Total	%

	(euro millions, except percentages)

Europe:
Spain	816.6	51.5	1,161.8	66.5	2,096.4	5.30%
United Kingdom	133.6	39.2	438.7	349.2	960.7	2.43%
France	111.2	16.0	110.2	53.7	291.1	0.74%
Gibraltar	–	–	98.2	372.4	470.6	1.19%
Germany	11.3	190.7	45.6	66.5	314.1	0.79%
Luxembourg	485.7	–	158.1	13.0	656.8	1.66%
Others (1)	325.1	124.9	213.8	381.5	1,045.3	2.64%

Total	1,883.5	422.3	2,226.4	1,302.8	5,835.0	14.75%

South America:
Brazil	63.0	56.9	103.6	314.4	537.9	1.36%
Others (1)	26.4	5.7	151.7	63.3	247.1	0.62%

Total	89.4	62.6	255.3	377.7	785.0	1.98%

North America:
United States	286.4	1,007.4	272.3	512.8	2,078.9	5.26%
British Virgin Islands	28.2	–	806.9	10.5	845.6	2.14%
Cayman Islands	304.5	–	40.6	1,020.0	1,365.1	3.45%
Others (1)	134.2	3.3	49.2	6.9	193.6	0.49%

Total	753.3	1,010.7	1,169.0	1,550.2	4,483.2	11.34%

Africa	93.2	5.6	113.1	26.6	238.5	0.60%

Others (1) (2)	87.0	9.6	27.9	58.7	183.2	0.46%

Total international outstandings	2,906.4	1,510.8	3,791.7	3,316.0	11,524.9	29.13%

Total Gross Assets					39,548.5	100.00%

Developing countries					1,115.0	2.82%

Countries with repayment agreements (3)					843.7	2.13%

(1)	At December 31, 2003, no single country included in this category accounted for more than 0.75% of the Group’s total assets.
(2)
At December 31, 2003, this category comprised outstandings in respect of Asian countries (mainly Hong Kong; Macau and Japan) and Australia, none of which accounted for more than 0.75% of the Group’s total assets.

(3)
This category comprises outstandings with respect to countries with sovereign debt problems, as defined by the Bank of Portugal. At December 31, 2003, no country in this category accounted for more than 0.75% of the Group’s total assets.

At December 31, 2003, approximately 2.25% of the Banking Group’s total assets related to obligors whose domicile was in countries classified by the World Bank as “developing countries” with low and middle income (compared with 2.44% at December 31, 2002). These countries primarily include Brazil, Angola, Morocco, Panama, South Korea, and several other Latin American countries. Since the Banking Group’s international business is concentrated in Europe and North American, its exposure to countries experiencing repayment difficulties was only 2.02% of its total outstandings as of December 31, 2003 (compared with 2.93% at December 31, 2002). In absolute terms, this exposure was euro 888.8 million at December 31, 2003 (compared with euro 1,236.3 million at December 31, 2002). Of the total exposure to

Back to Contents

foreign countries, the Group believes that the only outstanding that could give rise to liquidity problems is the debt of Angola, which is in the process of being restructured, and it does not expect to recover all gross exposure. The evolution of this debt during 2003 is shown in the following table. Management believes that the existing balance sheet allowances made for the Angolan debt are sufficient to cover potential losses as set forth below:

	Outstanding as at January 1, 2003	Additions of the period	Outstanding as at December 31, 2003

	(euro millions)
Book value	46.9	16.9	63.8
Allowances	(14.3)	(17.6)	(31.9)

Net book value	32.6	(0.7)	31.9

As set forth in the first table under the heading “Non-accrual, Past Due 90 Days and Troubled Debt Restructuring Loans,” the Banking Group’s foreign non-accrual loans totaled euro 77.0 million, or 1.8% of total gross international loans, at December 31, 2003, euro 60.7 million or 1.4% at December 31, 2002, and euro 45.4 million or 1.0% at December 31, 2001.

Provision and Allowance for Loan Losses

Portuguese regulations require that loans for which any payment is overdue for more than 30 days must be classified as overdue and placed on non-accrual status. Allowance for loan losses and sovereign risk for the Bank and its subsidiaries is made in accordance with the applicable regulatory requirements issued by the Bank of Portugal. These regulatory requirements comprise:

(i)
A loan-specific allowance based on the amount of time that has passed since the date on which the principal or interest of the non-performing loan was due. Loans are defined as non-performing when they are overdue with respect to principal or interest for 30 days. The allowance ranges from 1% to 100%, depending on the age of the loan in relation to its repayment date and varies according to whether or not the credit is collateralized. Regulation no. 8/2003 from Bank of Portugal introduced changes in the classes of overdue loans and their respective allowances, with effect from August 2003. The following table provides an overview of the required allowances:

	% of the amount outstanding, except where otherwise indicated
Class	I	II	III	IV	V	VI	VII	VIII	IX	X	XI	XII
Time to maturity (months)	(<3)	(3-6)	(6-9)	(9-12)	(12-15)	(15-18)	(18-24)	(24-30)	(30-36)	(36-48)	(48-60)	(>60)

Unsecured	1%	25%	50%	75%	100%	100%	100%	100%	100%	100%	100%	100%
Secured (1)
Personally guaranteed (2)	1%	10%	25%	25%	50%	75%	100%	100%	100%	100%	100%	100%
Real estate mortgage Loans
<75% of mortgage market
value	0.5%	10%	25%	25%	25%	25%	50%	50%	50%	75%	75%	100%
Loans <75% of mortgage
market value	0.5%	10%	25%	25%	25%	50%	50%	75%	75%	75%	100%	100%
Other mortgages	1%	10%	25%	25%	50%	50%	75%	75%	100%	100%	100%	100%
Other guarantees	1%	10%	25%	25%	50%	50%	75%	75%	100%	100%	100%	100%
(1)
For Bank of Portugal purposes, secured loans comprise all credits that are either collateralized or personally guaranteed. However, the BES Group classifies loans benefiting only from personal guarantees as unsecured loans.

(2)
For consumer loans to individuals, the rate of allowance is 1.5% for unsecured and secured loans and for real estate mortgage loans and financial leases the minimum allowance required is 0.5% if the building is acquired for own use.

(ii)
Until August 2003, if the overdue component (principal and interest) was greater than 25% of the total outstanding balance of any such loan or of the total loans to a specific customer, an additional loan-specific allowance determined by applying one-half of the average of the provision percentages applicable to the overdue payments on such loan or on the total loans to a specific customer, according to the above table, to the amount of the non-overdue outstanding balance of such loan. The purpose of this additional allowance was to provide for the possible non-collection of the portion of the loan that is not yet due for repayment. From August 2003, this allowance is made in accordance

Back to Contents

with Regulation no. 8/2003, which provides that the loan’s initial maturity, the probability of default and the notion of portfolio should be considered in the concept of doubtful loans and that the required provision for these loans is the same as for overdue loans. In accordance with applicable Bank of Portugal regulations, overdue loans that have been written off are considered fully provisioned for purposes of this specific allowance.

(iii)
A category risk allowance to cover probable loan losses that are present in any portfolio of bank loans, including guarantees and other indirect exposures but that have not been specifically identified in categories (i) and (ii) discussed above and for which no specific provision was made. In accordance with Bank of Portugal rules, this allowance must not amount to less than 1% of the total performing loans and guarantees, except for (a) consumer loans to individuals, for which the minimum allowance is 1.5%, and (b) real estate mortgage loans and real estate leases, for which the minimum allowance required is 0.5% if the building is acquired for own use (since August 2003). Management may decide, however, to make additional provisions, in order to, among other things, safeguard against a potential deterioration of the financial and economic situation of the Group’s customers as a result of economic downturns.

(iv)	A sovereign risk allowance for financial assets and off-balance sheet credit facilities granted to foreign companies or governments considered to be of risk, with the following exceptions:

•	assets in foreign branches that are denominated in local currency of that country, which are funded through liabilities expressed in that same currency;

•	equity holdings;

•	foreign branches of banks headquartered in the member states of the European Union;

•	items guaranteed by certain entities, as specified in current legislation, provided the guarantee includes transfer risk; and

•	foreign short-term commercial loans that comply with the Bank of Portugal regulations for exemption.

The Banking Group’s management believes that the allowances that have been made in accordance with the Bank of Portugal regulations are sufficient to cover the Banking Group’s estimated losses in its loan portfolio. The aggregate amount of the provisions as of December 31, 2003 was euro 820.1 million (compared with euro 782.6 million at December 31, 2002 and euro 637.4 million at December 31, 2001). Allowances are adjusted on a monthly basis.

For the purposes set forth above, secured loans that involve a security interest that the Banking Group considers subordinate to material governmental liens (such as unpaid taxes and social security contributions) are treated as unsecured. The following table shows the allowances made by the Banking Group as of December 31, 2003 in order to comply with the Bank of Portugal guidelines as described in paragraphs (i) and (ii). However, certain classes have been aggregated in order to maintain the five categories that existed under the previous regulation:

Back to Contents

	Specific allowance at December 31, 2003
Class of overdue debt	I	II	III and IV	V to X	XI and XII	Total

Secured loans	4.5	5.5	21.0	176.5	53.5	261.0
Specific allowance required	0.7	0.6	7.2	100.6	47.5	156.6
Unsecured loans (1)	60.3	44.2	147.6	113.0	37.1	402.2
Specific allowance required	16.4	13.6	65.2	111.2	37.1	243.5

Total specific allowance for overdue debt at December 31, 2003	17.1	14.2	72.4	211.8	84.6	400.1

Total specific allowance for doubtful debt						54.9

Total specific allowance at December 31, 2003						455.0

(1)	From class V loans and above, a 100% allowance is required. However small differences occur because certain subsidiaries abroad, namely in Spain, which have to follow specific regulations.

Back to Contents

The following table shows details of the movements in the Banking Group loan loss allowances for each of the past five fiscal years.

Analysis of the Allowance for Loan Losses

	December 31,
	1999	2000	2001	2002	2003

	(euro millions, except percentages)
Allowance for loan losses at beginning of year:
Domestic:
Specific allowance	255.8	275.6	296.7	301.1	348.5
Category risk	155.0	181.2	232.3	246.0	307.5
International:
Specific allowance	5.0	26.4	34.7	29.1	38.0
Category risk	15.7	25.3	29.1	42.2	76.1
Sovereign and other risk	10.1	21.3	32.8	19.0	12.5

	441.6	529.8	625.6	637.4	782.6

Additions/Reversals (1):
Domestic:
Specific allowance	75.0	63.8	92.9	127.5	174.2
Category risk	29.3	50.7	24.2	75.4	54.9
International:
Specific allowance	21.8	9.7	21.7	25.0	18.9
Category risk	4.4	5.6	7.0	13.1	(4.3)
Sovereign and other risk	9.6	10.6	2.8	(0.5)	32.8

	140.1	140.4	148.6	240.5	276.5

Exchange movements and other adjustments (2):
Domestic:
Specific allowance	5.6	15.2	5.1	15.4	28.5
Category risk	(3.1)	1.1	(10.5)	(13.1)	(104.5)
International:
Specific allowance	–	6.1	0.9	(0.7)	5.2
Category risk	5.3	(1.6)	6.1	20.8	(5.3)
Sovereign and other risk	1.6	1.0	8.4	(6.0)	(4.6)

	9.4	21.8	10.0	16.4	(80.7)

Recoveries (3):
Domestic:
Specific allowance	(6.4)	(5.1)	(5.3)	(8.5)	(12.0)
Category risk	–	–	–	–	–
International:
Specific allowance	(0.1)	(0.1)	(0.2)	(0.2)	(0.5)
Category risk	–	–	–	–	–
Sovereign and other risk	(0.1)	–	–	–	–

	(6.6)	(5.2)	(5.5)	(8.7)	(12.5)

Back to Contents

Analysis of the Allowance for Loan Losses – continued

	December 31,
	1999	2000	2001	2002	2003

	(euro millions, except percentages)
Loans charged off (1):
Domestic:
Specific allowance (4)	(54.3)	(52.8)	(88.3)	(87.0)	(127.5)
Category risk	–	(0.8)	–	(0.8)	–
International:
Specific allowance	(0.3)	(7.5)	(28.0)	(15.2)	(18.3)
Category risk	–	(0.1)	–	–	–
Sovereign and other risk	–		(25.0)	–	–

	(54.6)	(61.2)	(141.3)	(103.0)	(145.8)

Allowance for loan losses at the end of the year:
Domestic:
Specific allowance	275.7	296.7	301.1	348.5	411.7
Category risk	181.2	232.2	246.0	307.5	257.9
International:
Specific allowance	26.4	34.6	29.1	38.0	43.3
Category risk	25.4	29.2	42.2	76.1	66.5
Sovereign and other risk	21.2	32.9	19.0	12.5	40.7

Total allowances for loan losses	529.9	625.6	637.4	782.6	820.1

Average gross loans	15,935.3	19,519.8	24,118.8	26,689.8	26,470.0

Net charge-off as a percentage of average loans	0.34%	0.31%	0.59%	0.39%	0.55%

Total allowance as a percentage of average loans	3.33%	3.20%	2.64%	2.93%	3.10%

(1)
The figures reflect both additions to allowances made in any given period as well as reversals of allowances previously made. The Group has adopted what it believes to be prudent policies with respect to credit analysis and the establishment of allowances. Overdue loans are fully provided for and loans considered uncollectable are written off.

In 2003, additions to allowances for sovereign and other risk increased due to the exposure to Angola. The slowdown of the Portuguese economy led to a significant growth in loan loss provisions in 2002 and 2003. In each of these years, the BES Group wrote off several loans that were fully provided for. The BES Group does not believe these loans are totally unrecoverable. Any payments on these loans in the future would be recognized in income if and when received.

(2)	At December 31, 2002, “exchange rate movements, transfers and other adjustments” include the loan loss allowances of BAC at the date of the first consolidation (July, 2002).

At December 31, 2003, “exchange rate movements, transfers and other adjustments” reflect: (i) the changes introduced by Regulation no. 8/2003, which led to more specific allowances and less category risk allowances; the excess in the category risk resulting from the new regulatory requirement amounted to euro 64.6 million and was transferred to the specific allowance (euro 39.6 million) and allowances for general banking and other risks (euro 25 million); (ii) the amount of specific and category allowances of Credibom at the date of the sale (euro 32.2 million and 6.8 million, respectively).

(3)	Recoveries of loans previously written off are recognized in income.
(4)
During 2003, the Banking Group sold overdue mortgage loans, through its subsidiary BIC. These loans were overdue for more than two years, and their recovery was expected to progress slowly and to require a significant additional expenditure of human resources. The net amount of the overdue loans sold was euro 14.6 million (gross amount of euro 37.7 million and specific allowances of euro 23.1 million).

Back to Contents

The following table shows non-performing loans in absolute terms and as a percentage of total loans as well as the aggregate amount of loan loss allowances for overdue loans and other loans at risk (including interest):

Loans at Risk and Respective Allowances

	December 31,

	1999		2000		2001		2002		2003

	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

	(euro millions, except percentages)
Gross loans	18,416.3		23,626.9		26,037.8		27,199.5		27,660.1
Performing loans	17,887.6		23,031.9		25,336.0		26,173.9		26,421.4
Total loans at risk (1)	528.7	2.87%	595.0	2.52%	701.8	2.70%	1,025.6	3.77%	1,238.7	4.48%
Overdue loans (2)	402.0	2.18%	447.1	1.89%	493.2	1.89%	610.9	2.25%	663.2	2.40%
Other loans at risk	126.7		147.9		208.6		414.7		575.5
Loan loss allowances:
Specific allowances (3)	302.0	75.12%	331.3	74.10%	330.2	66.95%	386.5	63.27%	455.0	68.61%
Category, sovereign and other risk-related allowances (4)	227.8	1.24%	294.3	1.25%	307.2	1.18%	396.1	1.46%	365.1	1.32%
Total allowances (5)	529.8	2.88%	625.6	2.65%	637.4	2.45%	782.6	2.88%	820.1	2.96%
Total allowances as a percentage of total loans at risk		100.2%		105.1%		90.8%		76.3%		66.21%
Total allowances as a percentage of overdue loans (6)		131.8%		139.9%		129.2%		128.1%		123.66%

(1)
Total loans at risk comprise loans accounted for as overdue loans, the remaining principal amount (not due yet) of loans accounted for as overdue loans and other loans classified as “troubled debt restructurings”.

(2)
Includes loans in the amount of euro 586.2 million in the domestic category and euro 77.0 million in the international category at December 31, 2003. The amount includes overdue principal and interest of euro 660.6 million and euro 2.6 million, respectively, classified in each case in accordance with the Bank of Portugal guidelines.

(3)	Percentage values represent specific allowances as a percentage of overdue loans.
(4)	Percentage values represent category, sovereign and other risk-related allowances as a percentage of gross loans.
(5)	Includes specific, category risk, sovereign and other risk-related allowances. Percentage values represent total allowances as a percentage of total loans.
(6)
Given the regulatory requirements applicable to the establishment of loan loss allowances described above, during times of economic growth, when the overall loan portfolio tends to grow faster than the amount of overdue loans and the number and amount of overdue loans may even decline, total loan loss allowances as a percentage of overdue loans tends to increase (from 131.8% in 1999 to 139.9% in 2000). By contrast, during a slowdown or recession, overdue loans tend to grow faster than the overall loan portfolio, leading to a decrease in total loan loss allowances as a percentage of overdue loans, as was the case in 2001, 2002 and 2003.

The Banking Group’s largest overdue loans, each of which exceeds euro 5 million in principal value and all of which are fully covered by allowances and guarantees, were granted to the following sectors:

Amount

(euro millions)
Domestic:
Real estate construction	5.6
Installments loans to individuals	8.5
International:
Financial	17.4

The management of the Banking Group believes that at December 31, 2003, total loan loss allowances were sufficient to cover the risks associated with the non-performing loans described above.

The following tables provide a breakdown of the charge-offs, recoveries and loan loss allowances as a percentage of total average gross loans by category of borrower:

Back to Contents

	December 31,

	1999	2000	2001	2002	2003

	(euro millions, except percentages)

Total average gross loans	15,935.3	19,519.8	24,118.8	26,689.8	26,470.0

Loans charged-off (amount): (1)
Domestic:
Commercial (2)	39.5	40.7	72.2	46.0	76.1
Financial	–	–	–	–	–
Agricultural	2.2	1.0	0.9	0.2	0.7
Real estate – construction	7.1	2.6	1.9	6.1	1.9
Real estate – mortgage (3)	–	–	–	–	23.1
Instalment loans to individuals	5.5	7.9	11.2	35.9	22.4
Lease financings	–	1.4	2.1	0.3	3.9

Total domestic	54.3	53.6	88.3	88.5	128.1
International	0.3	7.6	53.0	14.5	17.7

Total	54.6	61.2	141.3	103.0	145.8

Loans charged-off (percent):
Domestic:
Commercial	0.25%	0.21%	0.30%	0.17%	0.29%
Financial	–	–	–	–	–
Agricultural	0.01%	–	–	–	–
Real estate – construction	0.04%	0.01%	0.01%	0.02%	0.01%
Real estate – mortgage (3)	–	–	–	–	0.09%
Instalment loans to individuals	0.03%	0.04%	0.05%	0.14%	0.08%
Lease financings	–	0.01%	0.01%	–	0.01%

Total domestic	0.33%	0.27%	0.37%	0.33%	0.48%
International	–	0.04%	0.22%	0.05%	0.07%

Total	0.33%	0.31%	0.59%	0.38%	0.55%

Recoveries (amount): (1)
Domestic	6.4	5.2	5.2	8.5	12.0
International	0.2	–	0.3	0.2	0.5

Total	6.6	5.2	5.5	8.7	12.5

Recoveries (percent):
Domestic	0.04%	0.03%	0.02%	0.03%	0.05%
International	–	–	–	–	–

Total	0.04%	0.03%	0.02%	0.03%	0.05%

Net charge-offs (amount):
Domestic	47.9	48.4	83.1	80.0	116.1
International	0.1	7.6	52.7	14.3	17.2

Total	48.0	56.0	135.8	94.3	133.3

Net charge-offs (percent):
Domestic	0.30%	0.25%	0.34%	0.30%	0.44%
International	–	0.04%	0.22%	0.05%	0.06%

Total	0.30%	0.29%	0.56%	0.35%	0.50%

Allowances at end of period:
Domestic:
Commercial	246.7	304.5	292.2	376.3	378.8
Financial	23.6	24.7	–	–	–
Agricultural	9.8	8.9	4.5	5.9	6.4
Real estate – construction	17.2	6.8	10.4	7.7	24.7
Real estate – mortgage	63.4	69.1	116.3	148.3	152.9
Instalment loans to individuals	80.0	98.5	106.0	97.2	83.3
Lease financing	12.7	16.5	17.7	20.6	23.5

Total domestic	453.4	529.0	547.1	656.0	669.6
International	76.4	96.6	90.3	126.6	150.5

Total	529.8	625.6	637.4	782.6	820.1

Loan loss allowance (percent):
Domestic:
Commercial	1.55%	1.56%	1.22%	1.41%	1.43%
Financial	0.15%	0.13%	–	–	–
Agricultural	0.06%	0.05%	0.02%	0.02%	0.02%
Real estate – construction	0.11%	0.03%	0.04%	0.03%	0.09%
Real estate – mortgage	0.40%	0.35%	0.48%	0.56%	0.58%
Instalment loans to individuals	0.50%	0.50%	0.44%	0.36%	0.32%
Lease financing	0.08%	0.08%	0.07%	0.08%	0.09%

Total domestic	2.85%	2.70%	2.27%	2.46%	2.53%
International	0.48%	0.50%	0.37%	0.47%	0.57%

Total	3.33%	3.20%	2.64%	2.93%	3.10%

Back to Contents

(1)
Because loan losses are first charged against loan loss allowances, they affect the income statement only to the extent that aggregate allowances are insufficient to cover the losses; recoveries of loans previously written off are recognized as income. As at December 31, 2003, “Recoveries-Domestic” includes euro 5.8 million of commercial loans, euro 5.0 million of installment loans to individuals, euro 0.5 million of lease financings and euro 0.1 million of loans to agriculture.

(2)	At December 31, 2003, the main commercial loan sectors were wholesale and retail (42%), manufacture of machinery appliances (10%) and footwear manufacture (10%).
(3)	The “Real estate – mortgage” loans charged-off relate to the sale of overdue loans previously referred to in the table “Analysis of the allowances for loan losses”.

The following table provides a breakdown of actual loan charge-offs by business segment and size for each of the years presented:

	December 31,

	2000		2001		2002		2003

	Amount	%	Amount	%	Amount	%	Amount	%

	(euro millions, except percentages)
Business segments:
Small and medium sized companies	43.7	71.4%	78.0	55.2%	50.5	49.0%	89.1	61.1%
Major corporations	9.2	15.0%	50.5	35.7%	13.7	13.3%	11.1	7.6%
Private individuals (1)	8.3	13.6%	12.8	9.1%	38.8	37.7%	45.6	31.3%
Foreign governments	–	–	–	–	–	–	–	–

Total	61.2	100.0%	141.3	100.0%	103.0	100.0%	145.8	100.0%

	December 31,

	2000		2001		2002		2003

	No.	Total amount	No.	Total amount	No.	Total amount	No.	Total amount

	(euro millions, except percentages)
Size of charge-offs
Less than euro 0.05 million (2)	8,934	14.2	11,973	13.5

					22,316	38.3	12,382	44.9
Euro 0.05 – 0.5 million	159	22.7	222	37.4	126	16.8	377	53.2
Euro 0.5 – 1.5 million	12	7.1	25	17.1	15	15.1	25	20.1
More than euro 1.5 million	6	17.2	14	73.3	49	32.8	7	27.6

Total	9,111	61.2	12,234	141.3	22,506	103.0	12,791	145.8

(1)	Includes the charge-offs related to the sale of overdue loans.
(2)	The significant number of charge-offs of less than euro 0.05 million relate mainly to charge-offs of Crediflash’s loans (credit card balances that are individually very small).

Back to Contents

Deposits

The following table shows details of average deposits and interest rates paid for each of the years indicated:

	Year ended December 31,

	2001		2002		2003

	Average balance	Average rate %	Average balance	Average rate %	Average balance	Average rate %

	(euro millions, except percentages)
Domestic:
Non-interest-bearing:
Deposits from banks	87.3	–	87.1	–	92.5	–

Total non-interest-bearing	87.3	–	87.1	–	92.5	–

Interest-bearing:
Deposits from banks	418.7	3.68%	299.4	3.00%	246.8	2.07%
Demand deposits	5,319.1	1.61%	5,728.8	1.15%	6,030.2	0.73%
Time deposits	8,702.5	3.76%	7,534.1	2.72%	7,242.3	2.23%

Total interest-bearing	14,440.3	2.97%	13,562.3	2.06%	13,519.3	1.56%

Total Domestic	14,527.6	2.95%	13,649.4	2.05%	13,611.8	1.55%

International:
Non-interest-bearing:
Deposits from banks	90.2	–	89.0	–	28.1	–

Total non-interest-bearing	90.2	–	89.0	–	28.1	–

Interest-bearing:
Deposits from banks	4,546.6	5.09%	3,177.8	2.71%	2,928.4	1.78%
Demand deposits	588.0	2.28%	697.5	1.01%	789.1	0.68%
Time deposits	3,613.2	5.64%	4,545.7	3.45%	5,084.0	3.15%

Total interest-bearing	8,747.8	5.13%	8,421.0	2.97%	8,801.5	2.47%

Total International	8,838.0	5.08%	8,510.0	2.94%	8,829.6	2.46%

Total non-interest-bearing	177.5	–	176.1	–	120.6	–
Total interest-bearing	23,188.1	3.78%	21,983.3	2.41%	22,320.8	1.92%

Total deposits of the Banking Group (1)	23,365.6	3.75%	22,159.4	2.39%	22,441.4	1.91%

(1)	At December 31, 2003, the deposits held by BES’s subsidiaries, mainly BIC and BESSA, amounted to euro 2.9 billion.

Back to Contents

The following table shows the maturities and categories of the Banking Group’s total deposits at December 31, 2003:

	December 31, 2003
	3 months or less	3 to 6 months	6 to 12 months	After 12 months	Total

	(euro millions)
Domestic:
Non-interest-bearing:
Deposits from banks	84.3	–	–	–	84.3

Total non-interest-bearing	84.3	–	–	–	84.3

Interest-bearing:
Deposits from banks	219.0	11.8	–	–	230.8
Demand deposits	6,704.8	–	–	–	6,704.8
Time deposits (2)	5,933.4	933.3	279.0	41.0	7,186.7

Total interest-bearing	12,857.2	945.1	279.0	41.0	14,122.3

International:
Non-interest-bearing:
Deposits from banks	143.7	–	–	–	143.7

Total non-interest-bearing	143.7	–	–	–	143.7

Interest-bearing:
Deposits from banks (1)	3,030.6	678.8	84.0	–	3,793.4
Demand deposits	733.0	–	–	–	733.0
Time deposits (2)	4,278.0	713.3	162.1	89.2	5,242.6

Total interest-bearing	8 041.6	1 392.1	246.1	89.2	9 769.0

Total deposits of the Banking Group	21,126.8	2,337.2	525.1	130.2	24,119.3

(1)	Deposits from credit institutions represent the main source of funding of the Bank’s foreign branches.
(2)	Time deposits include certificates of deposit of euro 275.7 million in the domestic category and of euro 1,260.2 million in the international category.

The following table shows the distribution of all deposits, including deposits from customers and amounts borrowed by the Banking Group from Portuguese financial institutions and foreign banks (including commercial paper), in euros and other currencies at December 31, 2001, 2002 and 2003:

	December 31,
	2001	2002	2003

	(euro millions)
Euro	17,581.8	19,446.5	20,284.2
US dollars	4,166.7	3,702.6	3,071.3
Other foreign currencies (1)	627.5	764.5	763.8

Total deposits of the Banking Group	22,376.0	23,913.6	24,119.3

(1) No other currency accounts for more than 10% of total deposits in foreign currencies.

Back to Contents

The following table provides an analysis of the maturity of time deposits in the amount of $100,000 or more as of December 31, 2003:

	December 31, 2003
	3 months or less	3 to 6 months	6 to 12 months	After 12 months	Total

	(euro millions)
Domestic	5,845.9	902.1	238.1	33.1	7,019.2
International	4,268.8	692.7	153.9	92.7	5,208.1

	10,114.7	1,594.8	392.0	125.8	12,227.3

Return on Equity and Assets

The following table presents certain selected financial ratios, based on the statutory accounts of the Group as reclassified to the prescribed U.S. format of presentation but before any U.S. GAAP adjustment, for the periods indicated:

	December 31,
	2001	2002	2003

	(percentages)
Return on average assets (1)	0.29	0.23	0.54
Return on average equity (2)	9.14	(83.75)	122.11
Dividend payout ratio (3)	144.52	0.00	13.35
Equity to assets ratio (4)	4.43	4.33	4.78

Under U.S. GAAP, the percentages would be as follows:

	December 31,
	2001	2002	2003

	(percentages)
Return on average assets (1)	(0.31)	(0.82)	0.10
Return on average equity (2)	(17.11)	(79.06)	16.01
Dividend payout ratio (3)	113.06	–	9.82
Equity to assets ratio (4)	5.41	5.41	5.40

(1)	Calculated based on income for the year before minority interests and average assets of the Group during the year.

(2)	Calculated based on net income for the year and the weighted average equity during the year.

(3)	Calculated based on the dividends paid and the net income for the year.

(4)	Calculated based on the average equity and minority interest over average assets during the year.

Back to Contents

Short-term Borrowings

The following table shows details of the Banking Group short-term borrowings for each of the past three years:

	December 31,
	2001	2002	2003 (1)

	(euro millions, except percentages)
Securities Sold Under Repurchase Agreements:
Outstanding	761.9	1,536.3	1,422.0
Approximate average amount outstanding during the period	686.8	1,307.6	1,434.7
Approximate weighted average interest rate during the period	4.10%	3.20%	2.22%
Approximate weighted average interest rate at the end of the period	3.04%	3.45%	2.01%
Interbank Money Market Funds From Domestic Institutions: (2)
Outstanding	222.3	104.4	82.7
Approximate average amount outstanding during the period	357.9	166.6	118.9
Approximate weighted average interest rate during the period	5.23%	2.58%	2.49%
Approximate weighted average interest rate at the end of the period	3.40%	2.45%	2.42%
Short Term Loans:
Outstanding	375.9	765.3	373.4
Approximate average amount outstanding during the period	413.9	652.4	(190.3)
Approximate weighted average interest rate during the period	3.81%	1.20%	0.89%
Approximate weighted average interest rate at the end of the period	3.33%	1.21%	0.95%
Overdrafts: (3)
Outstanding	689.2	359.2	100.6
Approximate average amount outstanding during the period	657.8	435.2	309.2
Approximate weighted average interest rate during the period	3.15%	2.42%	2.21%
Approximate weighted average interest rate at the end of the period	2.79%	1.58%	1.54%
Others:
Outstanding	641.9	204.6	292.6

Total Outstanding	2,691.2	2,969.8	2,271.3

(1)	The maximum amount borrowing in each category outstanding at any month-end during the year 2003 was as follows:

2003

(euro millions)
Securities sold under repurchase agreements	1,751.4
Interbank money market funds from domestic institutions	309.0
Short-term loans	110.9
Overdrafts	555.2

(2)
In 2002, the amount of securities sold under repurchase agreements related essentially to BESSA operations through its subsidiary Benito y Monjardin, which during 2003 was sold to BESI. Therefore, at December 31, 2003 the securities sold under repurchase agreements relate to BESI operations (through its subsidiary Benito y Monjardin). The securities underlying these agreements were under BESSA’s control in 2002 and BESI’s control in 2003.

(3)	At December 31, 2001, 2002 and 2003, overdrafts were taken mainly by BES, BIC and BESI.

Back to Contents

Additional Insurance Disclosure

Property and casualty loss reserves

ESFG establishes reserves for the payment of claims that arise from its property-casualty insurance policies by product, coverage and year for each company in the Group. ESFG’s property-casualty insurance business comprises Tranquilidade, ESIA and ES Seguros.

The following principles underlie the calculation of these reserves at the end of each financial year for Tranquilidade:

a)
the first step involves an analysis of claims pending at the end of the year and the consequent estimate of the liabilities existing at this date, except for motor insurance and workers’ compensation, for which the provision is calculated by the average cost method.

b)
a 6% surcharge is then made to the value of claims made in each period, so as to provide for claims declared after December 31, with the exception of claims made under motor and health policies. For motor, a surcharge of 9% is made, while for health an actuarial analysis is conducted, taking into consideration the specific characteristics of this line of business.

c)
a mathematical reserve to record its liability in its workers’ compensation business is made for claims incurred prior to December 31, 2003, relating to pensions already ratified by the Labor Court or according to conciliation proceedings already ended, and also an estimate of liabilities for pensions due for claims incurred prior to December 31, 2003 awaiting final court decision, conciliation agreement, or clinical treatment. This provision is also intended to cover liabilities for pensions resulting from claims already lodged with regard to permanent disability on the part of claimants undergoing treatment as of December 31, 2003. The mathematical reserve for claims incurred for workers’ compensation, is calculated on a pension-by-pension basis, in accordance with Regulation 15/2000-r, of November 23, 2000, issued by the ISP.

In determining their insurance policy and claims reserves, the Group’s insurance companies perform a continuing review of their overall positions, reserving techniques and reinsurance. Reserves are also reviewed periodically by qualified actuaries. The Group maintains property and casualty loss reserves to cover the estimated ultimate unpaid liability for losses with respect to reported and unreported claims incurred as of the end of each accounting period. Under Portuguese GAAP, settlement expenses relating to such claims are not included and reserves are not discounted except for worker’s compensation (life pensions). Reserves do not represent an exact calculation of liability, but instead represent estimates, generally established utilizing actuarial projection techniques. These reserve estimates are expectations of what the ultimate settlement of claims is likely to cost, based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity, frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Inflation is normally implicit in reserving methods used. For motor bodily injury claims an additional inflation factor is considered in addition to the implicit inflation of the model. For worker’s compensation (life pensions) the inflation is set to zero because there is no actualization in the benefit paid by the companies. For other lines of business, historic inflation is believed to be an accurate measure of future rates of inflation.

Additionally, there may be significant reporting lags between the occurrence of an insured event and the time it is reported to the insurer. Reserve estimates are continually refined on an ongoing basis as historical loss experience develops and additional claims are reported and settled. Adjustments to reserves are reflected in the results of operations for the periods in which the estimates are revised.

On the basis of internal procedures, management believes, based on the information available to it, that currently established reserves are sufficient to cover the Group’s exposure. However, the establishment of reserves is an inherently uncertain process and, accordingly, there can be no assurance that ultimate losses will not differ from the initial estimates. Reserves for incurred but not reported (IBNR) claims are established to recognize the estimated cost of losses that have occurred but of which the Group does not yet have notice.

Back to Contents

These reserves, like the reserves for reported claims, are established to recognize the estimated costs necessary to bring claims arising out of losses to final settlement. Since little is known about actual occurrence, the Group relies on past experience adjusted for current trends and any other factors that would modify past experience to estimate the IBNR liability. These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other social and economic factors. Late reported claims trends, claim severity, exposure growth and future inflation are some of the factors used in projecting the IBNR reserves requirements. These reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

The ultimate cost of loss is subject to a number of highly variable circumstances. As time passes between the time a claim is reported and the final settlement of the claim, a change in circumstances may require established reserves to be adjusted either upwards or downwards. Items such as changes in the legal environment, results of litigation, and changes in medical costs, costs of automobile and home repair materials as well as labor rates can substantially impact claims costs. These factors may cause actual developments to vary materially from expectations. Claims reserves estimates are periodically reviewed and updated, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations.

The following table breaks down, on a net basis, the Group’s property-casualty loss reserves by Group company for 2001, 2002 and 2003:

	2001	%	2002	%	2003	%

	(euro millions, except percentages)
Tranquilidade	388.6	95.5%	398.9	94.0%	377.5	91.9%
ESIA	15.6	3.8%	16.1	3.8%	18.8	4.6%
ES Seguros	2.8	0.7%	9.4	2.2%	14.4	3.5%

Total Claims Reserves	407.0	100.0%	424.4	100.0%	410.7	100.0%

ESFG’s loss reserves decreased from euro 424.4 million in 2002 to euro 410.7 million in 2003, mainly due to the reduction in the reserves for workers’ compensation (life pensions), as shown in the table below.

The reduction was triggered by extraordinary redemption of life pensions of claims incurred prior to year 2000, which was a result of changes in legal requirements.

Back to Contents

ESIA made adjustments in the loss reserves for previous years in motor, mainly in the bodily injury claims category, after considering the recent trends in court decisions resulting in increased liability for insurers.

ES Seguros commenced operations in 1997 and experienced an increase of 28% in earned premiums from 2002 to 2003, which led to strong growth in loss reserves from euro 9.4 million in 2002 to euro 14.5 million in 2003.

The following table breaks down the Group’s property-casualty loss reserves by major line of business for 2001, 2002 and 2003:

	2001	%	2002	%	2003	%

	(euro millions, except percentages)
Gross
Workers’ compensation (life pensions)	132.0	30.1%	131.1	29.1%	116.7	26.3%
Workers’ compensation (not related to life pensions)	32.0	7.3%	30.9	6.8%	32.4	7.3%
Motor	214.5	48.9%	232.4	51.5%	233.5	52.6%
Other P&C lines of business	60.3	13.7%	56.8	12.6%	61.1	13.8%

	438.8	100.0%	451.2	100.0%	443.7	100.0%

Reinsurance	31.8		26.8		33.0

Net amount	407.0		424.4		410.7

The following table shows the gross claims costs by major lines of business for each of 2001, 2002 and 2003:

	2001	%	2002	%	2003	%

	(euro millions, except percentages)
Gross
Workers’ compensation (life pensions)	28.6	10.0%	24.8	9.5%	19.8	7.9%
Workers’ compensation (not related to life pensions)	43.3	15.2%	30.1	11.6%	23.7	9.4%
Motor	144.1	50.6%	146.0	56.3%	138.8	55.0%
Other P&C lines of business	68.8	24.2%	58.8	22.6%	69.9	27.7%

	284.8	100.0%	259.7	100.0%	252.2	100.0%

In Portugal, employers are required to take out workers’ compensation insurance for their employees to cover occupational accidents during the employees’ working hours or on their normal route between home and work. Benefits include lost wages, medical expenses and, in the case of permanent disability, pension payments. The amount of benefits payable under the insurance policies for permanent disability or death is fixed in special proceedings before the Court of Labor (“Tribunal do Trabalho”).

Workers’ compensation (life pensions) loss reserves are established to cover the Group’s exposure to pension benefits for permanent disability or death. In addition to covering actual pension benefits fixed by the Court of Labor, they cover potential pension benefits in situations where the Group is aware that a claim has been filed with the Court of Labor but no final determination has yet been reached or a potential claimant has been hospitalized. The worker’s compensation (life pensions) loss reserves are calculated according to local requirements and cover responsibilities arising from pension responsibilities. Under Portuguese law, the responsibility for raising the pension benefits annually lies with the Workers’ Compensation Fund (“FAT – Fundo de Acidentes de Trabalho”).

Workers’ compensation (not related to life) loss reserves are established to cover the Group’s exposure to other types of benefits.

According to the Portuguese Regulatory requirements for the insurance sector, at the end of each year the insurance companies are obliged to pay a percentage corresponding to 0.85% of the workers’

Back to Contents

compensation pensions redemption value to a government fund (workers compensation fund – FAT) and this amount is charged, for Portuguese GAAP purposes to income on an annual basis.

For US GAAP purposes, as the insurance company liability arises at the occurrence of the accident and its homologation, the insurance subsidiaries of ESFG, considering the “estimated life” of the pensioners, accrue a full provision based on an actuarial valuation of the present value of future payments. Under US GAAP, the estimated liability in 2002 and 2003 amounts to euro 6.4 million and euro 5.9 million, respectively. On this basis the Group has increased 2003 net income in the amount of euro 0.5 million (2002: charge of euro 6.4 million).

Portuguese GAAP do not require unallocated loss adjustment expenses to be accrued. Under U.S. GAAP all costs expected to be incurred in connection with the settlement of unpaid claims must be accrued when the related liability for these claims is recorded. In 2003, the Group recorded a charge of euro 2.7 million less for U.S. GAAP purposes than for Portuguese GAAP (2002: additional charge of euro 13.9 million).

Reconciliation of the Group’s Property-Casualty Loss Reserves

The following table reconciles the Group’s property-casualty loss reserves as of the beginning and end of each fiscal year in the three-year period ended December 31, 2003:

	2001	2002	2003

	(euro millions)
Balance as of 1 January	391.5	438.8	451.3
Plus incurred claims:
Current year	245.4	240.6	237.7
Prior years	39.2	19.1	14.5

	284.6	259.7	252.2
Less paid related to:
Current year	(117.0)	(106.6)	(108.0)
Prior years	(136.2)	(140.6)	(151.8)

	(253.2)	(247.2)	(259.8)
Additional provision	15.9	–	–

Balance as of 31 December	438.8	451.3	443.7

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

The incurred claims for prior years reflect the effect of the technical interest rate used for discounting the workers’ compensation (life pensions) reserves. In 2003, the impact amounts to euro 6.6 million.

Back to Contents

Changes in Historical Loss Reserves

Tranquilidade

The following table shows gross claims reserves by major line of business for Tranquilidade:

	2001	%	2002	%	2003	%

	(euro millions, except percentages)
Gross
Workers’ compensation (life pensions)	132.0	31.9%	131.1	31.2%	116.7	28.9%
Workers’ compensation (not related to life pensions)	32.0	7.7%	30.9	7.4%	32.4	8.0%
Motor	200.6	48.6%	209.6	50.0%	204.5	50.6%
Other P&C lines of business	48.7	11.8%	48.0	11.4%	50.6	12.5%

	413.3	100.0%	419.6	100.0%	404.2	100.0%

Portuguese GAAP do not allow the discounting of reserves except for workers’ compensation (life pensions). At December 31, 2003, the estimated amount of the reserve discount is euro 28.9 million.

The loss development tables below show changes in statutory historical loss reserves for Tranquilidade, the main property and casualty insurance company of ESFG, for 1994 and subsequent years for the motor and workers’ compensation (except permanent disability annuities for workers’ compensation – referred to below as life pensions) lines of business and for 1999 and subsequent years for all lines of business (except permanent disability annuities for workers’ compensation). Due to significant changes in the Portuguese insurance and accounting regulations in 1994, ESFG is unable to provide historical data prior to 1994, for motor and workers’ compensation, and prior to 1999 for the other property and casualty lines of business due to changes made by Tranquilidade to its information system.

Back to Contents

Loss Development Table Gross of Reinsurance and Net of Reimbursements Motor and Worker’s Compensation – Medical Expenses and Temporary Disability

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	(euro millions)
Reserves for unpaid loss as originally reported	92.6	111.5	133.6	168.9	190.1	204.8	221.6	232.5	238.0	234.6
Paid (cumulative) as of:
One year later	38.4	40.9	38.7	60.4	62.0	64.3	73.3	69.7	75.6
Two years later	55.9	55.6	64.5	85.8	90.7	100.0	105.2	110.5
Three years later	64.7	75.1	81.6	106.3	117.4	123.5	137.0
Four years later	79.3	88.3	95.6	126.3	135.4	148.0
Five years later	88.9	98.6	110.8	140.2	154.7
Six years later	96.2	109.4	119.9	153.9
Seven years later	103.5	116.0	129.5
Eight years later	107.5	123.0
Nine years later	112.5
Liabllity re-estimated as of:
One year later	90.1	105.9	127.2	168.3	186.8	202.3	214.8	228.4	238.9
Two years later	95.9	117.4	135.0	168.1	184.9	197.0	216.5	229.5
Three years later	105.4	120.0	135.1	166.6	184.5	197.2	216.7
Four years later	107.3	120.4	134.4	168.2	183.0	200.3
Five years later	110.7	119.9	136.9	165.9	187.1
Six years later	110.2	126.4	137.8	171.3
Seven years later	115.2	129.6	141.4
Eight years later	118.6	132.0
Nine years later	120.0
Cumulative redundancy/(deficiency)	(27.4)	(20.5)	(7.8)	(2.4)	3.0	4.5	4.9	3.0	(0.9)

Loss Development Table Gross of Reinsurance and Net of Reimbursements – Total except
Mathematical Reserve

	1999	2000	2001	2002	2003

	(euro millions)
Reserves for unpaid loss as originally reported	235.3	259.5	279.6	282.8	281.8
Paid (cumulative) as of:
One year later	83.5	97.5	94.5	97.6
Two years later	123.0	134.4	142.9
Three years later	148.5	170.5
Four years later	177.3
Liabllity re-estimated as of:
One year later	236.8	258.9	279.1	288.8
Two years later	232.5	262.4	281.3
Three years later	233.5	262.5
Four years later	237.7
Cumulative redundancy/(deficiency)	(2.4)	(3.0)	(1.7)	(6.0)

For years prior to 1994, management believes that loss development was primarily influenced by the initial reserving patterns that were in force when Tranquilidade was nationalized. The privatization process was concluded at the end of 1990, and in the following years management had to develop the tools, information systems and management skills to allow for a controlled development of the business. Therefore, the patterns shown in 1994, 1995 and 1996 reflect adverse developments related to years prior to 1994. Reserving standards were reinforced after the privatization. This change can be observed in the loss development since 1997. Accounting standards in Portugal were changed in 1994 in order to require record-keeping on an accident-year basis. However, as property lines are short-tail lines, i.e. claims are settled

Back to Contents

rapidly once made, the Portuguese regulatory authority did not require that related information be presented on an accident-year basis. Tranquilidade invested for several years in a new core information system (COGEN) and since mid-1999 has used an integrated system with more detailed information for all business lines.

In 2003, there was a large claim with an estimated cost of euro 4.7 million. The reinsurers’ participation is 73%.

In 2003, there was also a large adjustment of euro 1.2 million in a claim. The reinsurers’ participation is 62%.

During 2002 and 2003, there were also significant changes in the underwriting policies:

•	new tariffs were set for the main lines of business;

•	credibility theory, i.e. a methodology for evaulating the risk profile of customers, was applied to calculate the premiums of the renewing contracts; and

•	an active process of cancellation of policies with poor results was conducted.

Those measures contributed to the overall improvement of the Tranquilidade’s results.

Conditions and trends that have affected development of liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

Resinsurance

Reinsurance policies are taken by the Group for all property-casualty business lines, adopting proportional, non-proportional, quota-share and surplus treaties depending on the nature of the risks involved and the market availability of coverage and are aimed at reducing volatility of earnings while maintaining adequate solvency ratios. For risks outside the scope of the treaties, facultative reinsurance is taken. The Group deals with leading reinsurers, revising annually the participations according to their ratings and the market trends.

Non-proportional treaties are those through which claims are paid by reinsurers once the total amount of a claim or group of claims exceeds a specified amount, until a maximum limit.

Proportional treaties are those through which premiums and claims are shared with the reinsurer in a contractual proportion.

Quota-share treaties are those through which, regardless of the sum insured in for each policy, the proportion reinsured is identical for the whole business line.

In the case of surplus treaties there is a specified amount called retention, until which the proportion of the premiums and the claims related to the sum insured of each individual policy remain with the insurer, the remaining proportion is assumed by the reinsurer.

In 2003, Tranquilidade changed its reinsurance earthquake coverage offer on the entire portfolio by increasing the deductible from 2% to 5% (for homeowners insurance) and 10% (for industrial and commercial insurance) of the sum insured. The market standard is now 5% for all risks.

In 2003, the reinsurance treaty for the property line was changed from a quota share and surplus treaty to a surplus treaty. The new retention was established at euro 1 million, when previously it was euro 0.8 million, euro 1.0 million and between euro 1.5 and 2.5 million for homeowners, commercial and industrial lines, respectively. In the previous quota share treaty, Tranquilidade ceded to reinsurers 10% the retention surplus treaty in Homeowners and 20% in Commercial and Industrial lines.

In 2003, the health reinsurance quota share treaty (with a 50% retention) was cancelled.

Back to Contents

The retention for the motor and worker’s compensation excess of loss treaties were increased from euro 0.35 to 0.75 million and from euro 0.34 to 0.50 million for motor and worker’s compensation, respectively.

ESIA

The following table shows gross claims reserves by major lines of business for ESIA for each of 2001, 2002 and 2003:

	2001	%	2002	%	2003	%

	(euro millions, except percentages)
Gross
Motor	13.9	71.3%	14.9	73.0%	17.5	73.8%
Other P&C lines of business	5.6	28.7%	5.5	27.0%	6.2	26.2%

	19.5	100.0%	20.4	100.0%	23.7	100.0%

The following table shows changes in statutory historical loss reserves for the motor line of business of ESIA since 1994. Due to significant changes in the Portuguese insurance and accounting regulations in 1994, ESFG is unable to provide historical data prior to 1994:

Back to Contents

Loss Development Table Gross of Reinsurance and Net of Reimbursements
Motor

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	(euro millions)
Reserves for unpaid loss as originally reported	5.1	5.2	5.8	7.4	8.4	9.0	10.9	13.9	14.9	17.4
Paid (cumulative) as of:
One year later	2.6	2.1	2.2	3.1	3.6	4.6	5.8	7.9	6.8
Two years later	3.5	3.4	4.0	4.7	5.2	6.1	8.8	10.0
Three years later	4.5	5.0	5.4	6.1	6.4	6.0	10.3
Four years later	5.7	6.0	6.2	6.9	7.5	8.8
Five years later	6.3	6.8	6.8	7.7	8.0
Six years later	6.7	7.1	7.3	7.8
Seven years later	7.0	7.4	7.4
Eight years later	7.3	7.4
Nine years later	7.3
Liability re-estimated as of:
One year later	5.4	5.6	6.6	7.6	8.3	9.2	12.2	17.2	16.9
Two years later	5.9	6.5	7.3	7.9	8.3	9.8	13.9	17.8
Three years later	6.5	7.4	7.7	8.8	8.5	10.9	14.5
Four years later	7.1	7.5	8.5	8.2	8.9	11.1
Five years later	7.3	8.3	7.7	8.4	9.0
Six years later	8.1	7.5	7.9	8.4
Seven years later	7.3	7.7	7.8
Eight years later	7.5	7.6
Nine years later	7.4
Cumulative redundancy/(deficiency)	(2.3)	(2.4)	(2.0)	(1.0)	(0.6)	(2.1)	(3.6)	(3.9)	(2.0)

The table shows a deficiency in each year since 1994. Considering the continuing poor results, a reorganization program was initiated at the end of 2003, aligning the underwriting, reserving and reinsurance practices with those used by the other Group companies. As a result, ESIA’s loss reserve development patterns are expected to change in the future.

ES Seguros

The following table shows gross claims reserves by major lines of business for ES Seguros for each of 2001, 2002 and 2003:

	2001	%	2002	%	2003	%

	(euro millions, except percentages)
Gross
Motor	3.9	65.0%	7.9	69.9%	11.5	72.8%
Other P&C lines of business	2.1	35.0%	3.4	30.1%	4.3	27.2%

	6.0	100.0%	11.3	100.0%	15.8	100.0%

The following table shows changes in statutory historical loss reserves for the motor line of business of ES Seguros since 1999:

Back to Contents

Loss Development Table Gross of Reinsurance and Net or Reimbursements
Motor

	1998	1999	2000	2001	2002	2003

		(euro millions)
Reserves for unpaid loss as originally reported	0.1	0.6	2.0	3.9	7.9	11.5
Paid (cumulative) as of:
One year later	0.1	0.6	1.4	1.9	3.3
Two years later	0.1	0.7	1.5	3.1
Three years later	0.1	0.7	2.4
Four years later	0.1	0.7
Five years later	0.1
Liability re-estimated as of:
One year later	0.1	0.9	2.3	4.5	8.2
Two years later	0.1	0.9	2.5	4.8
Three years later	0.1	0.9	2.9
Four years later	0.1	1.0
Five years later	0.1
Cumulative redundancy/(deficiency)	0.0	(0.4)	(0.9)	(0.9)	(0.3)

ES Seguros, as a start-up company operates only since 1997. In recent years, based on its own experience and that of other Group companies, ES Seguros’s reserving techniques became more effective. As a consequence, estimates are expected to become more accurate, and future adjustments are expected to be lower than those made in the past.

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

According to the “Regime Geral das Instituições de Crédito e Sociedades Financeiras”, or Legal Framework of Credit Institutions and Financial Companies (Decree-Law NR 298/92 of December 31, 1992 as amended from time to time), the Bank of Portugal authorizes the setting up of credit institutions and financial companies based solely on technical-prudential criteria, monitors the activity of the institutions under its supervision and their compliance with the rules governing their activities, issues recommendations for the

Back to Contents

correction of any deviations from such rules, sanctions breaches, should they occur, and takes extraordinary measures of reorganization.

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

Membership in the EU subjects Portugal and Portuguese Credit Institutions to compliance with European legislation. The Portuguese authorities have introduced EU directives and recommendations into legislation to adapt Portuguese laws to European regulatory standards.

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

The Basle II Capital Accord. Because Portugal is not a party to the 1988 capital accord of the Basle Committee on Banking Supervision (the “Basle Committee”), the capital adequacy requirements established by that accord are not applicable to the Group companies based in Portugal. Nonetheless, the BES Group discloses certain capital adequacy ratios provided by that accord on a voluntary basis and its capital adequacy requirements and weighting assets are in line with those established by the BIS. The Basle Committee is composed of central banks and bank supervisors/regulators from the major industrialized countries. It develops broad policy guidelines that each country’s supervisors may use to determine the supervisory policies they apply. In January 2001, the Basle Committee published proposals for an overhaul of the existing international capital adequacy standards. The two principal goals of the proposals are: (i) to align capital requirements more closely with the underlying risks; and (ii) to introduce a capital charge for operational risk (comparing, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The proposals are expected to be adopted by the Basle Committee by the end of the first half of 2004 and to become effective in the various countries that participate in the Basle Committee in 2007.

Minimum Cash Requirements

The minimum cash requirement is set by the ECB, and the rate of interest is the rediscount rate at which the ECB lends to the other European central banks. The failure of a bank to maintain adequate liquidity may result in (i) an increase in the cash amount required (of up to three times the original amount), (ii) an additional payment of up to double the rediscount rate or (iii) up to 5 basis points over that market rate.

Depositor’s Guarantee

The Depositor’s Guarantee Fund was established by law in December 1994 and has administrative and financial autonomy. All institutions that accept deposits must participate in this fund (except the branches of credit institutions authorized by other Member States of the European Union, which are, in principle, subject to the system of their home countries, and mutual agricultural credit banks and their Caixa Central, belonging to the Integrated Mutual Agricultural Credit System, which are covered by the Agricultural Guarantee Fund).

Back to Contents

The financial resources of the Depositor’s Guarantee Fund are mainly composed of initial contributions from the Bank of Portugal and the participating credit institutions and, thereafter, periodic contributions from the participating credit institutions.

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

The deposits made in Portuguese territory are guaranteed regardless of the currency in which they are denominated, and whether the depositor is resident or non-resident in Portugal. However, some deposits are excluded from the guarantee scheme – such as those of credit institutions, financial companies, insurance companies, investment funds, pension funds and central or local administration bodies. Moreover, in order to prevent a conflict of interests, the Depositor’s Guarantee Fund does not cover deposits made by an institution’s managing bodies, qualifying shareholders, external auditors and non-financial companies under the control of the credit institution at issue, or which together with the latter belong to the same group.

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

Back to Contents

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

There is no clause in the BES by-laws and, as far as the Group is aware, there is no shareholder agreement bearing on the Bank or any of the companies in which it has equity holdings and whose shares are listed on the stock exchange regarding the exercise of rights in the company or the transferability of BES shares.

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

Treasury Shares

Portuguese law prohibits a company from subscribing for its own shares and generally from issuing guarantees or lending money to any third party in connection with the subscription for or acquisition of such shares, except for loans made in the ordinary course of business by banks and other financial institutions. In the event the by-laws of a company do not prohibit the acquisition of its own shares, the company may only acquire or sell its own shares on terms and conditions determined at a general meeting of shareholders and, with certain exceptions, such shares, together with shares held by the company as collateral, may not exceed 10% of its capital. During the period the company owns such shares, all rights attendant on the ownership of such shares are suspended except for the right to receive additional, free or bonus shares. With certain exceptions, a Portuguese subsidiary is prohibited from subscribing for or acquiring shares of its parent.

Treasury shares of a company that exceed the 10% limit must be sold within one year (if unlawfully acquired) or within three years (if lawfully acquired). Failure to sell shares in accordance with these provisions will subject such shares to cancellation and the directors of the company to potential personal liability for damages to the company, to the creditors of the company or to third parties.

Back to Contents

Issuers subject to Portuguese or foreign personal law with shares or other securities that confer rights of subscription, acquisition or disposal and that are admitted to trading in spot markets domiciled or operating in Portugal must notify the managing body of that market and the CMVM of any acquisitions or disposals by them of such securities:

a)	within the national territory or abroad, where such transactions, either individually or together with any effected since the last previous notice, amount to or exceed 1% of the equity capital;

b)	in the same trading session of a spot market domiciled or operating in Portugal, where such transactions, either individually or together with any already effected, amount to or exceed 0.05% of the quantity admitted to trading.

Controlling companies must give notice, in accordance with the terms of the preceding article, of all acquisitions and disposals of securities issued by the controlling company itself and executed by a company controlled by it.

Foreign Ownership of Shares

The purchase by a non-resident (or by a Portuguese company more than 20% of which is owned or otherwise controlled by a non-resident) of the capital of a Portuguese company (including a Portuguese bank or other credit institution) constitutes a “foreign investment transaction,” where, as a result of the transaction, (a) more than 20% of the shares of such company in the aggregate will be owned by non-residents, or (b) more than 10% will be owned by a single non-resident. Foreign investment transactions require post- acquisition informational filings within 30 days to the Instituto do Comércio Externo de Portugal. Acquisitions by non-residents, which are not foreign investment transactions, do not require any such filings.

Under Portuguese law, the limit of foreign ownership in a privatized Portuguese company, including the Bank and Tranquilidade, is 25%. This restriction applies only to shares issued directly by the Bank and does not apply to the preference shares issued by Espírito Santo Overseas Limited, a Cayman Islands company, and the beneficiary of a guarantee extended by the Bank in respect of certain payments.

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

In the performance of its supervisory functions, it is in particular incumbent on the Bank of Portugal to:

•	monitor the activity of the credit institutions;

•	oversee compliance with the rules governing the activity institutions;

•	issue recommendations for eliminating any irregularities detected;

•	take extraordinary reorganization measures; and

•	impose penalties on infractions.

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

Back to Contents

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

Back to Contents

Organizational Structure

Unless otherwise specified, ESFG is the beneficial owner of all of the equity share capital, either itself or through subsidiary undertakings, of the following companies:

Significant Subsidiaries
Corporate name	Field of activity	Country of incorporation	Ownership interest (%)	Voting Interest (%)
Banco Espírito Santo, SA	Commercial Banking	Portugal	32.7	49.2
Banco Internacional de Crédito, SA	Commercial Banking	Portugal	32.7	100.0
Banco Espírito Santo de Investimento, SA	Commercial Banking	Portugal	32.7	100.0
Banco Espírito Santo, SA (Spanish subsidiary)	Commercial Banking	Spain	32.7	100.0
Banco Espírito Santo dos Açores, SA	Commercial Banking	Azores Island	19.0	58.2
Espírito Santo Bank	Commercial Banking	USA	32.2	98.5
Espírito Santo Bank (Panama), SA	Commercial Banking	Panama	66.7	66.7
BEST – Banco Eletrónico de Serviço Total SA	Internet Banking	Portugal	21.6	66.0
Banco Espírito Santo de Angola, SARL	Commercial Banking	Angola	32.7	100.0
BES International, SGPS, SA	Holding Company	Portugal	32.7	100.0
Banco Espírito Santo do Oriente, SA	Commercial Banking	Macau	32.6	99.8
Banque Espírito Santo et de la Vénétie, SA	Commercial Banking	France	55.1	82.0
Bank Espírito Santo International Ltd	Commercial Banking	Cayman Islands	32.7	100.0
Espírito Santo Activos Financeiros, SGPS, SA	Holding Company	Portugal	30.8	90.0
Espírito Santo Financial Consultants, SA	Portfolio Management	Portugal	32.7	100.0
BESPAR, SGPS, SA	Holding Company	Portugal	66.9	66.9
Espírito Santo Financial (Portugal), SGPS, SA	Holding Company	Portugal	100.0	100.0
PARTRAN, SGPS, SA	Holding Company	Portugal	66.7	66.7
CBESSA – Compagnie Bancaire Espírito Santo SA	Asset Management	Switzerland	100.0	100.0
BESLEASING IMOBILIÁRIA – Sociedade de Locação Financeira, SA	Leasing	Portugal	27.8	84.2
BESLEASING MOBILIÁRIA – Sociedade de Locação Financeira, SA	Leasing	Portugal	28.0	84.9
CREDIFLASH – Sociedade Financeira para Aquisições a Crédito, SA	Consumer Credit	Portugal	32.2	100.0
TRANQUILIDADE – Companhia de Seguros Tranquilidade, SA	Insurance Property & casualty	Portugal	66.7	100.0
TRANQUILIDADE-VIDA – Companhia de Seguros Tranquilidade-Vida, SA	Life Insurance	Portugal	60.5	90.5
Espírito Santo Companhia de Seguros, SA	Insurance Porperty & casualty	Portugal	53.2	100.0
Espírito Santo Inter-Atlântico Companhia de Seguros, SA	Insurance Porperty & casualty	Portugal	100.0	100.0
EUROGES – Aquisição de Créditos a Curto Prazo, SA	Factoring	Portugal	32.7	100.0
Espírito Santo Dealer – Sociedade Financeira de Corretagem, SA	Brokerage House	Portugal	32.7	100.0
ES Capital – Sociedade de Capital de Risco, SA	Venture Capital	Portugal	32.6	99.7
Espírito Santo PLC	Non-bank Finance Company	Ireland	32.7	100.0
LOCARENT, Companhia Portuguesa de Aluguer de Viaturas, SA	Renting	Portugal	14.7	45.0
ES Concessões, SGPS, SA	Holding Company	Portugal	32.7	100.0
Jampur – Trading Internacional Lda	Holding Company	Portugal	32.7	100.0
ESGEST – Espírito Santo Gestão de Instalações, Aprovisionamento e Comunicações, SA	Ancillary Service and Outsourcing Companies	Portugal	32.7	100.0
ES TECH VENTURES, SGPS, SA	Holding Company	Portugal	32.7	100.0
ES Interaction – Sistemas de Informação Interactiva, SA	Computer Services	Portugal	33.3	100.0
ESFIL – Espírito Santo Financière, SA	Holding Company	Luxembourg	100.0	100.0
ADVANCECARE – Gestão de Serviços de Saúde, SA	Managed Care	Portugal	30.9	51.0
EUROP ASSISTANCE – Companhia Portuguesa de Seguros de Assistência, SA	Private Assistance	Portugal	22.0	47.0
ESUMÉDICA – Prestação de Cuidados Médicos, SA	Health Care	Portugal	53.6	100.0
Espírito Santo Contact Center, Gestão de Call Centers, SA	Call center Services	Portugal	38.8	100.0
Espírito Santo Cobranças, SA	Debt Collection	Portugal	29.6	90.6
FIDUPRIVATE – Sociedade de Serviços, Consultadoria e Administração de Empresas, SA	Consulting	Portugal	53.5	99.8
GESFINC – Espírito Santo Estudos Financeiros e de Mercado de Capitais, SA	Underwriting and Sector Analysis	Portugal	35.2	100.0
Espírito Santo Data Informática, SA	Computer Services	Portugal	32.4	76.1

Back to Contents

Property, Plants and Equipment

BES, BIC, Tranquilidade and Tranquilidade-Vida own their respective headquarter buildings located in Lisbon, Portugal.

BES also owns 114 of the buildings in which its branches are located. The remaining branch premises are leased on a yearly renewable basis according to local market practice. Rentals are reviewed once a year using the Portuguese government’s official inflation index as a measure for rent increases. All such buildings are located in principal central locations within the respective area served.

Tranquilidade and Tranquilidade-Vida’s property portfolios totaled euro 188.2 million at December 31, 2003 (compared with euro 165.8 million at December 31, 2002). Prior to 1992, Tranquilidade property portfolio was revalued upward by an aggregate of euro 53.3 million. Tranquilidade incorporated the revalued amount in a special revaluation reserve, as permitted by the Portuguese government. In 1992, Tranquilidade transferred the reserve into the company’s share capital pursuant to Portuguese GAAP, as applied by the Group. The revalued amount of the property portfolio is considered to be less than current market value.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion includes forward-looking statements based on assumptions about the ESFG’s Group’s future business. The ESFG Group’s actual results could differ materially from those contained in these forward-looking statements. The following discussion is based on and should be read together with the Consolidated Financial Statements and notes thereto that are included in this Annual Report on Form 20-F. Such financial statements and notes have been prepared in accordance with Portuguese GAAP. See Note 35 to the Consolidated Financial Statements for a discussion of these differences and a reconciliation of the Group’s Portuguese GAAP net income and shareholders’ equity to U.S. GAAP.

Executive Summary

Espírito Santo Financial Group S.A. is a limited liability corporation (société anonyme) incorporated under the laws of Luxembourg. Through its subsidiaries, the Group engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stock broking and private banking, and a full line of insurance operations, primarily in Portugal. At December 31, 2003, the Group had total assets of euro 47.7 billion. As of that date, the Group’s gross loan portfolio was euro 27.6 billion and its net loan portfolio (i.e., total loans minus loan loss allowances) was euro 26.8 billion. In 2003, ESFG’s net income amounted to euro 35.9 million compared with a loss of euro 45.1 million in 2002.

Most of the Group’s operations are in Portugal, and, as a result, its revenues and net income are subject to general economic trends prevailing in Portugal.

The Portuguese banking markets, particularly the markets for deposit taking and mortgage lending, are characterized by strong competition. This competition had a negative impact on the Group’s net interest income and net interest margin, i.e. net interest income as a percentage of average interest-earning assets. Net interest income declined by 9.7%, from euro 823.0 million in 2002 to euro 743.3 million in 2003, and the net interest margin declined from 2.25% in 2002 to 1.94% in 2003.

The Group’s insurance operations in 2003 experienced a recovery in net investment income, which amounted to euro 187.7 million in 2003 compared with a loss of euro 7.6 million in 2002. The rise in net investment income resulted from a significant restructuring of the Group’s investment portfolio and a strong recovery in the value of its strategic investments. Insurance premiums increased by 16.4%, from euro 1,080.3 million in 2002 to euro 1,258 million in 2003, principally at the level of Tranquilidade Vida, which, despite an unfavorable macro-economic environment in Portugal, continued to experience strong growth in its new business.

Other key features of the Group’s 2003 results include the following:

•
An increase in fees and commissions by 19.7%, from euro 297.5 million in 2002 to euro 356.1 million in 2003, which was driven by higher levels of fees and commissions on traditional banking services and investment fund management services;

Back to Contents

•
A 67.2% rise in net trading account profits, net investment securities gains and net gains on foreign currency and financial derivatives transactions, from euro 139.0 million in 2002 to euro 232.4 million in 2003, reflecting the recovery of the equity markets and favourable interest rate movements in 2003;

•	A 36% increase in insurance revenues, primarily in life-insurance premiums and in net investment income reflecting the recovery of the financial markets in 2003; and

•
A growth in insurance benefits and claims and insurance underwriting and related expenses, which rose by 15.3% to euro 1,313.6 million in 2003, compared with 1,139.1 million in 2002, reflecting an increase in the Group’s insurance activities in 2003.

In the Group’s Consolidated Financial Statements, the results of BES, Tranquilidade, and Tranquilidade-Vida are fully consolidated with the economic interest of minority shareholders reflected as minority interests. At December 31, 2003 minority shareholders had an economic interest of 67.3% in BES (2002: 67.9%), an economic interest of 33.3% in Tranquilidade (2002: 33.3%) and an economic interest of 39.5% in Tranquilidade-Vida (2002: 39.5%).

The Portuguese Economy

All statistical and market data regarding the Portuguese economy provided below is either directly derived from official sources or calculated by the Group on the basis of such sources. The sources used in compiling this data include publications by the Bank of Portugal, the European Commission, the OECD, the Portuguese Statistical Institute and the Portuguese Ministry of Finance.

In 2003, the Portuguese economy experienced a decline in domestic demand against a background of continuing weak demand in international markets. Despite some signs of stabilization towards the end of the year, Portuguese GDP declined by 1.3% in real terms. The Group believes that this decline mainly reflects the fact that in 2003 a greater proportion of disposable income than in previous years was applied to the repayment of personal and corporate indebtedness that had been accumulated during the 1990s when declining interest rates had led to increased borrowing.

Private consumption declined in real terms by around 0.7% in 2003, following a rise of 0.6% in 2002. In addition to debt service, falling confidence levels and the fears caused by a deteriorating labor market, the decline in household expenditure also resulted from a stagnation (or even a slight decrease) in disposable income, due largely to a negative trend in wages as well as in corporate and property income, the effects of which were only partially offset by an increase in internal transfers (i.e., tax refunds and government subsidies). With private consumption declining more than disposable income, 2003 saw a small rise in the household savings ratio to around 12.5% of disposable income. Durable goods, consumption of which declined by approximately 10%, were particularly affected by the economy’s downturn. Public consumption experienced a slight decline in 2003, after growing by 2.4% in 2002.

Gross fixed-capital formation declined by 9.5% in 2003, compared with a decline of 5.5% in 2002. This decline affected all sectors, including construction, which suffered the greatest decline, transportation material, and machinery and capital goods. In addition to the restrictions on demand caused by the prevailing level of consumer indebtedness, the negative trend in investment also reflects falling business confidence levels, caused not only by a drop in domestic demand but also by continuing very weak demand abroad. Public sector investment remained flat throughout the year, reflecting the effort undertaken by the Portuguese government to contain public expenditure.

Against the background of reduced economic activity, tax revenues in Portugal declined, making it difficult for the Portuguese government to reach its objective of keeping the budget deficit below the targeted 3% of GDP. As a result, the government was forced to implement extraordinary revenues of euro 2,760 million (e.g., by securitzing tax credits). The general government deficit rose from 2.7% of GDP in 2002 to 2.8% of GDP in 2003.

Despite the slowdown in economic activity in the euro area, exports rose by 3.9% in 2003. Faced with weak demand and increasing competition, exporting companies were forced to accept a reduction in their profit margins in order to raise the competitiveness of their products. Imports declined by 1.0% in real terms.

Back to Contents

The combined current account and capital account deficit, which characterized the Portuguese economy in recent years, continued to decline in 2003. According official to sources the deficit was 3% of GDP in 2003, compared with 5.7% of GDP in 2002.

The reduction in Portuguese economic activity had an adverse impact on the labor market. The unemployment rate continued to deteriorate in 2003, rising from 5.1% at December 31, 2002 to approximately 6.4% at December 31, 2003.

The decline in domestic demand contributed to a decrease in the average inflation rate from 3.6% to 3.3%. This trend was partially offset by an increase in energy prices and food prices, which was driven by the effect of the heat wave during the summer months of 2003.

Factors Influencing Comparability

In 2003, Banco Espírito Santo sold shares amounting to 45% of the share capital of Credibom – Sociedade Financeira para Aquisição a Crédito S.A. (“Credibom”) to Banque Sofinco. Credibom was fully consolidated in the Group’s financial statements until June 30, 2003. Accordingly, while the Group’s income statement for the year ended December 31, 2003 includes Credibom’s proportionate share of income and expenses until June 30, 2003, its consolidated balance sheet as of December 31, 2003 does not include any of Credibom’s assets and liabilities. The sale of Credibom resulted in an extraordinary gain to the Group before minority interest in the amount of euro 65.3 million. In light of the difficult economic situation in Portugal, management decided to allocate the entire amount of this gain to the Group’s provision for general banking risks. Since the gain was thus offset by a charge in the same amount, it did not affect the Group’s net income in 2003.

Exchange Rates

A significant proportion of the Group’s assets and liabilities is denominated in currencies other than the euro. Accordingly, exchange rate fluctuations may have an impact on the Group’s reported net revenues. At December 31, 2003, approximately 15.9% of the Group’s assets and approximately 15.6% of its liabilities were denominated in currencies other than the euro, principally the U.S. dollar and the British pound. The Group hedges its exposure to foreign exchange rate fluctuations by conducting offsetting transactions in the foreign exchange markets. In 2003, the Group achieved foreign exchange transaction gains in the amount of 13.0 million euros, due primarily to transactions carried out in the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exchange Risk” for more information regarding the Group’s exchange rate exposure and hedging policy.

Following the launch of the European Monetary Union at the beginning of 1999, the euro depreciated significantly against the U.S. dollar. This trend reversed in 2002 and accelerated in 2003, and the euro strengthened relative to the U.S. dollar. At December 31, 2003, the noon buying rate for the U.S. dollar per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies, was $ 1.2597 per euro 1.00, compared with $ 1.0485 per euro 1.00 at December 31, 2002 and $ 0.8901 per euro 1.00 at December 31, 2001. For more information on movements between the euro and the U.S. dollar over the past five years, see “Item 3. Key Information – Exchange Rates”.

For purposes of the following discussion, assets and liabilities denominated in foreign currencies have been translated into euros at the exchange rates prevailing on the relevant balance sheet date. Statement of income items denominated in foreign currencies have been translated into euros at the average exchange rate during the relevant period.

Segment Reporting and Accounting Treatment of BES, Tranquilidade and Tranquilidade-Vida

The Group has two main segments:

•	Banking and corporate operations, comprising commercial banking, leasing, consumer credit, asset management, brokerage, factoring and others; and

•	Insurance, comprising life insurance and non-life insurance.

Back to Contents

The Group’s segment reporting reflects the fact that the Group manages, and reviews and evaluates financial information for, each of the two segments separately. Revenue and expense items relating to inter-segmental transactions are booked as, among others, interest on deposits, insurance premiums, and fees and commissions, and are eliminated in consolidation. The Group conducts its banking activities principally through BES and BIC (commercial banking), BESI (investment banking), ESAF and CBESSA (asset management), and its insurance activities through Tranquilidade (non-life insurance) and Tranquilidade-Vida (life insurance). The Company holds its interests in most consolidated Group entities, including BES, Tranquilidade and Tranquilidade-Vida, indirectly through a series of subsidiaries that are controlled by the Company but in which third parties have significant minority shareholdings. See “Item 4. Information on the Company – Key Minority Interests in Group Companies”.

In the Group’s Consolidated Financial Statements, the results of BES, Tranquilidade, and Tranquilidade-Vida are fully consolidated with (i) the economic interest of minority shareholders in the Group’s assets at year-end reflected as “minority interests” on the liability side of the balance sheet; and (ii) the average economic interest of minority shareholders presented separately as “minority interests in income of consolidated subsidiaries” in the Statement of income. At December 31, 2003 minority shareholders had an economic interest of 67.3% in BES (2002: 67.9%), an economic interest of 33.3% in Tranquilidade (2002: 33.3%) and an economic interest of 39.5% in Tranquilidade-Vida (2002: 39.5%).

Recent Developments

In February 2004, the Group’s specialized credit units EUROGES – Aquisição de Créditos a Curto Prazo, SA, BESLEASING Imobiliária – Sociedade de Locação Financeira, SA and BESLEASING Mobiliária – Sociedade de Locação Financeira, SA were merged into a new company called Besleasing & Factoring – Instituição Financeira de Crédito, SA. The share capital of this company amounts to euro 49,135,850 and is held mainly by BES (84.95%), UCABAIL – Credit Agricole Group (8.93%), BIC (3.77%), Companhia de Seguros Tranquilidade (0.6%), with the remaining 1.75% held by other private entities. This transaction is not expected to have a material impact on the Group’s financial condition or results of operations.

The Group’s subsidiaries ESAF, SGPS and Banco Espírito Santo (Spain) agreed to acquire 100% of the share capital of Banco Simeón’s Spanish asset management units (Group Caixa Geral de Depósitos). This transaction is accompanied by an agreement to distribute the funds managed by the BES Group’s asset management units through Banco Simeón’s branch network.

In March 2004, the BES Group’s subsidiary BES Finance issued 150,000 non-cumulative guaranteed step-up preference shares in the amount of euro 150 million. This issue forms a single series with the euro 450 million of non-cumulative guaranteed step-up preference shares issued on July 2, 2003.

Back to Contents

Results of Operations

The following table shows the Group’s income statement for the three years ended December 31, 2003:

	Year ended December 31,
	2001	2002	2003

	(euro millions)
Net interest income	759.1	823.0	743.3
Provisions for loan losses	(143.1)	(231.8)	(264.0)

Net interest income after provisions for loan losses	616.0	591.2	479.3
Insurance income	1,331.7	1,074.7	1,461.2
Insurance claims and underwriting expenses	(1,257.6)	(1,139.1)	(1,313.6)
Other income	522.1	588.9	823.5
Other expenses	(982.6)	(998.3)	(1,129.9)

Income before minority interest, equity earnings and income taxes	229.6	117.4	320.5
Minority interests in income of consolidated subsidiaries	(169.4)	(146.4)	(217.7)
Equity in earnings of associated companies	0.2	(1.9)	(0.2)

Income before taxes	60.4	(30.9)	102.6
Income taxes	(49.4)	(14.2)	(66.7)

Net income	11.0	(45.1)	35.9

Years Ended December 31, 2003 and 2002

Banking and Corporate Operations

General. Despite the unfavorable economic environment prevailing in Portugal in 2003, the Group’s banking and corporate operations segment contributed euro 306.5 million to the Group’s income before taxes and minority interest in 2003, compared with euro 295.5 million in 2002.

The following table breaks down the results of the Group’s banking and corporate operations segment for the years ended December 31, 2002 and 2003.

	Year ended December 31,
	2002	2003

	(euro millions)
Net Interest income	823.0	743.3
Provision for loan losses	(231.8)	(264.0)

Net interest income after provision for loan losses	591.2	479.3
Other income	588.9	823.5
Other expenses	(882.7)	(996.1)
Income/(losses) in associated undertakings	(1.9)	(0.2)

Income before taxes and minority interest	295.5	306.5

The increase in the income before taxes and minority interest of the Group’s banking and corporate operations segment was primarily driven by a rise in the segment’s net trading account profits, net investment securities gains and fee and commission income, which more than offset a decline in its net interest income, higher levels of loan loss provisions and lower levels of net gains on foreign currency transactions. In addition, the increase reflects the Group’s efforts to control its operating expenses.

Back to Contents

Net Interest Income. The Group’s net interest income comprises net interest revenues from the Group’s banking and corporate operations segment. Net interest revenues from the Group’s insurance segment are included in insurance revenues. The following table provides an overview of the net interest income of the Group’s banking and corporate operations segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003

	(euro millions)
Interest on loans	1,489.6	1,267.5
Interest on dividends and securities
Trading securities	98.0	59.1
Investment securities	180.5	208.5
Interest on deposits with banks	119.6	136.7

Total interest income	1,887.7	1,671.8

Interest on deposits	524.1	419.1
Interest on short-term borrowings (1)	89.4	61.7
Interest on long-term debt	451.2	447.7

Total interest expense	1,064.7	928.5

Net interest income	823.0	743.3

(1)	Include interest on short-time borrowings and interest on securities sold under repurchase agreements

In 2003, the Group’s net interest income decreased by 9.7%, from euro 823.0 million in 2002 to euro 743.3 million in 2003. This decrease primarily reflects the fact that in 2003 interest rates declined and that the decline had a proportionally greater effect on the Group’s total interest income than on its total interest expense. The effect of lower interest rate levels more than offset the impact of an increase in lending volumes. In addition, the decrease in net interest income reflects the impact of the Credibom disposal in June 2003.

Total interest income declined by euro 215.9 million or 11.4%, from 1,887.7 million in 2002 to euro 1,671.8 million in 2003. This decline mainly reflects a decrease in interest on loans, which decreased by euro 222.1 million or 14.9%, from euro 1,489.6 million in 2002 to euro 1,267.5 million in 2003. The drop in interest on loans in 2003 was due primarily to a reduction in the market interest rates prevailing in Portugal in line with similar trends in the rest of the European Monetary Union.

The negative rate impact on interest on loans was partially offset by higher volumes, which generated an additional euro 44.7 million in interest income in 2003. Gross loans grew 1.4% in 2003, from euro 27.2 billion at December 31, 2002 to euro 27.6 billion at December 31, 2003, compared with growth rates of 4.4% in 2002 and 10.2% in 2001. Net loans (i.e., total loans minus loan loss allowances) rose from euro 26.4 billion at December 31, 2002 to euro 26.8 billion at December 31, 2003. Gross domestic loans increased by only 0.9%, from euro 22.4 billion at December 31, 2002 to euro 22.6 billion at December 31, 2003, whereas gross international loans increased by 3.3%, from euro 4.2 billion at December 31, 2002 to euro 4.3 billion at December 31, 2003. The continued growth of total gross loans reflects the Group’s efforts to expand its lending activities, especially with respect to mortgage and commercial loans in the domestic segment. The Group believes that the fact that the overall growth rate in 2003 was significantly below the growth rates in 2002 and 2001 is primarily a result of the weak economic environment in 2003, both in Portugal and abroad. To a lesser extent, the slowdown in loan growth also reflects the securitization of euro 1,000 million of mortgage loans in November 2003. In 2003, the Group’s lending activities continued to focus on mortgage loans and loans to small and medium sized corporate clients.

To a lesser extent, the decline in total interest income also reflects lower levels of interest and dividends on trading securities, which fell by 39.7% and more than offset a 15.5% increase in interest and dividends on investment securities.

Back to Contents

Total interest expense declined by euro 136.2 million or 12.8%, from euro 1,064.7 million in 2002 to euro 928.5 million in 2003. The decline in interest expense reflects a decrease in interest on deposits, which decreased by euro 105.0 million or 20.0%, from euro 524.1 million in 2002 to euro 419.1 million in 2003, and, to a lesser extent, short-term borrowings and securities sold under repurchase agreements, which decreased by 31.0%, from euro 89.4 million in 2002 to euro 61.7 million in 2003. In each case, the decrease was primarily attributable to lower interest rates, which fell in line with the overall market trend. In comparison, interest on long-term debt declined only by 0.8%, as decreasing rates were partially offset by volume increases.

The overall decline in market interest rates affected the Group’s total interest income more than its total interest expense because, consistent with the experience of other Portuguese banks, the Group’s interest income from loans is typically more susceptible to changes in interest rate levels than its interest expense on deposits. Interest rates in Portugal are typically indexed and closely track changes in market rates, whereas interest rates on deposits are fixed over a period of time (usually three to six months) and therefore take some time to adjust to changes. The asymmetric development also reflects the impact of strong competition in the retail banking sector, especially with respect to mortgage loans and deposits.

As a result of the factors described above, the average interest rate on the Group’s interest-earning assets dropped by 80 basis points, from 5.16% in 2002 to 4.36% in 2003, whereas the average interest rate on the Group’s interest-bearing liabilities fell by 49 basis points, from 2.99% in 2002 to 2.50 in 2003. See “Item 4. Information on the Company-Selected Statistical Information-Average Balance Sheets and Interest Rates” for additional statistical information on the Group’s interest-earning assets and interest-earning liabilities and the interest income and expense associated with them.

In absolute terms, the decline in net interest income was greatest in the Group’s banking business, where it declined by euro 49.3 million or 6.6%, from euro 746.4 million in 2002 to euro 697.1 million in 2003 due to the factors discussed above. The Group’s business with the second greatest decline was consumer credit, where net interest income declined by euro 20.1 million, or 38.3%, from euro 52.6 million in 2002 to euro 32.5 million in 2003. The magnitude of the decline primarily reflects the Credibom disposition at June 30, 2003. Net interest income from leasing related activities declined by euro 4.7 million or 12.6%, from euro 36.9 million in 2002 to euro 37.4 million in 2003.

Provision for Loan Losses. Provisions for loan losses solely comprise only loan loss provisions made by the Group’s banking and corporate operations segment. Loan loss provisions represent additions to loan loss allowances less reversals of allowances previously made and recoveries. The following table provides an overview of the loan loss provisions of the Group’s banking and corporate operations segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003

	(euro millions)
Provision for loan losses	231.8	264.0

Loan loss provisions increased by 13.9%, from euro 231.8 million in 2002 to euro 264.0 million in 2003. As a percentage of net interest income, loan loss provisions increased from 28.2% in 2002 to 35.5% in 2003. The substantial overall rise in loan loss provisions was driven by an increase in specific loan loss provisions, which was partially offset by a decrease in category loan loss provisions. Specific loan loss provisions increased by 17.7%, from euro 386.5 million in 2002 to euro 455.0 million in 2003, reflecting a deterioration in the creditworthiness of the Group’s borrowers as a result of the difficult economic environment in Portugal. Category loan loss provisions decreased by 15.4%, from euro 383.6 million in 2002 to euro 324.4 million in 2003, reflecting management’s view of what constitutes an appropriate level of category loan loss provisions in view of the slowdown in the growth of the Group’s loan portfolio and the additional specific loan loss provisions made in 2003. As a result of the factors described above, loan loss allowances as a percentage of total gross loans rose from 2.88% in 2002 to 2.97% in 2003.

Back to Contents

Overdue loans increased by 8.6%, from euro 610.9 million in 2002 to euro 663.2 million in 2003, principally reflecting the unfavorable macroeconomic environment. The ratio of overdue loans to total gross loans rose to 2.4% in 2003, compared with 2.25% in 2002. Loan loss allowances as a percentage of overdue loans declined to what management believes is still an appropriate level of 123.7%, in 2003, from 128.1% in 2002. The decline in the coverage ratio is mainly attributable to the fact that at the level of BESV (the French subsidiary of the Group) overdue loans increased by euro 46.3, whereas loan loss provisions rose only by euro 2.2 million. The reason why the growth in BESV’s loan loss provisions was less strong than the increase in its overdue loans is that euro 46.3 million of this increase related to loans which, although classified as overdue, are performing. Accordingly, management of BESV determined that, in light of recent trends in the borrowers’ financial situation and the fact that these loans are performing, some, though not a full, provision should be made for these loans. Nonetheless, pursuant to Bank of France regulations, the full amount of loans for which any provision has been made is to be classified as overdue/non-performing. The coverage ratios discussed above reflect the combined effect of the Bank of Portugal’s rules and the Group’s policies regarding the management of problem loans. See “Item 4. Information on the Company-Selected Statistical Information-Non-performing Loans and Respective Allowances” for more information on the Group’s loan loss provisioning and an explanation of the underlying policies, including the requirements of the Bank of Portugal.

Other Income. The following table provides an overview of the other income of the Group’s banking and corporate operations segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003

	(euro millions)
Fee and commission income	297.5	356.1
Net trading account profits/(losses)	(47.3)	21.4
Net investment securities gains/(losses)	(30.2)	28.7
Net gains on foreign currency and financial derivatives transactions	216.5	182.3
Other operating income	152.4	235.0

Total other income	588.9	823.5

Fee and commission income increased by 19.7%, from euro 297.5 million in 2002 to euro 356.1 million in 2003. This substantial increase was driven by a rise in fees and commissions generated from traditional banking services, such as the management of loans, the extension of guarantees, collections on discount bills, and account management and custodial services. In 2003, an increasing proportion of the Group’s fees and commissions was generated through direct marketing channels, mainly Internet banking. The Group intends to expand these channels in the future.

Net trading account profits, net investment securities gains and net gains on foreign currency transactions increased by 67.2%, from euro 139.0 million in 2002 to euro 232.4 million in 2003. The substantial increase reflects the combined effect of several factors. First, based on the assumption that the slowdown of the European economy would lead to a reduction in long-term interest rates, the Group took long interest rate risk positions, which permitted it to take advantage of the decline in interest rate levels that occurred in the first half of 2003. Second, the tightening of credit spreads in most sectors of the Portuguese economy, mainly during the second half of 2003, permitted the Group to achieve substantial trading gains in both debt instruments and credit derivatives. Third, the Group was able to achieve gains trading the shares of blue chip companies in Portugal, whose stock prices rose throughout 2003, as equity markets recovered.

Other operating income, which includes cost reimbursements, revenues from investment banking activities, such as mergers and acquisitions and project finance, interest income from loans on non-accrual status, the extraordinary gain realized upon the disposition of Credibom, gains achieved upon the disposal of fixed and other assets and other trading income, increased by 54.2%, from euro 152.4 million in 2002 to euro 235.0 million in 2003, The principal factor causing this increase was the sale by the Group of shares amounting to 45% of Credibom’s share capital. This transaction generated a one-time gain of

Back to Contents

euro 65.3 million, which was fully allocated to the provision for general banking risks (which allocation is reflected in other expenses) and, as a result, had no effect on the Group’s net income in 2003. Management’s decision to allocate this gain entirely to the provision for general banking risks reflects the Group’s conservative assessment of the economic situation in Portugal.

Insurance Operations

The Group’s insurance segment contributed a gain of euro 14.0 million to the Group’s income before taxes and minority interest in 2003, compared with a loss of euro 178.1 million in 2002. The following table breaks down the results of the Group’s insurance activities for the years ended December 31, 2002 and 2003.
	Year ended December 31,
	2002	2003

	(euro millions)
Insurance income	1,074.7	1,461.2
Insurance expenses	1,252.8	1,447.2

Insurance Income before taxes and minority interest	(178.1)	14.0

Insurance income. The following table provides an overview of the income of the Group’s insurance segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003

	(euro millions)
Insurance premiums
– life sector	702.1	859.3
– non-life sector	378.2	398.7

Total insurance premiums	1,080.3	1,258.0
Other insurance income
– Net investment income	(7.6)	187.7
– Other income	2.0	15.5

Total other insurance income	(5.6)	203.2

Total insurance revenues	1,074.7	1,461.2

The Group’s insurance revenues increased by 36.0%, from euro 1,074.7 million in 2002 to euro 1,461.2 million in 2003. This increase reflects the fact that the Group’s bancassurance program, which involves the sale of Tranquilidade’s life insurance products through BES’s and BIC’s branch network, continued to be successful. In 2003, 92.5% of sales of these products were made through BES and BIC. See “Item 4 – Information on the Company – The Group’s Business – Insurance” for more information on the bancassurance program.

Life-insurance premiums increased by 22.4%, from euro 702.1 million in 2002 to euro 859.3 million in 2003, reflecting premiums generated by Tranquilidade-Vida’s most profitable and strategically relevant products, namely:

•
PPRs (retirement saving schemes): in 2003, the Group’s premium income from PPRs increased by 18.8% to euro 396.3 million (according to the ISP, the Portuguese PPR market as a whole grew at a rate of 14.5%);

•	Traditional life insurance (term products): while the Group’s most profitable products in the traditional life insurance business (i.e., credit related life insurance products sold through BES’s

Back to Contents

and BIC’s branch network as well as through the Group’s network of agents) increased by 16.5% and accounted for euro 51.8 million of the Group’s insurance premiums in 2003, the Group’s overall premium income from traditional life insurance products rose only by 5.8 % to euro 63.1 million in 2003.

•
Capitalization products (financial products without insurance risk): after a period during which the Group did not actively market capitalization products, in 2003, the Group resumed its marketing, which resulted in an increase of 30.9% to euro 394.8 million, mainly due to strong growth of unit-linked products, where premiums increased by 78.1% to euro 226.8 million in 2003.

In the non-life sector, insurance premiums earned increased by 5.4%, to euro 398.7 million in 2003 from euro 378.2 million in 2002, reflecting a decrease in Tranquilidade’s premiums, which declined 1.3% in 2003 to euro 314.6 million following a strategic decision to screen out insurance contracts involving a high degree of risk and to review tariffs, the effect of which was more than offset by an increase in insurance premiums at ES Seguros and ESIA which in 2003 achieved income of euro 47.1 million and euro 37.0 million, respectively, compared to euro 36.9 million, and euro 34.1 million, respectively, in 2002.

Other insurance income. In 2003, the Group achieved net investment income of 187.7 million, compared with a loss of euro 7.6 million in 2002. This positive development is a result of a restructuring of the Group’s investment portfolio carried out with a view to reducing its exposure to the equity capital markets and the markets’ changing expectations regarding interest rates and structured products. To a lesser extent, the gain in 2003 also reflects a recovery of the equity markets and favorable interest rate movements. The effect of these factors was partially offset by the fact that in 2003 the Group took a charge of euro 70.8 million to completely write off its deferred losses incurred in connection with its investment portfolio in 2001.

Other income in 2003 includes profit on the sale of real estate for euro 7.7 million and previous year income for euro 2.2 million.

Insurance expenses. The following table provides an overview of the expenses of the Group’s insurance segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003

	(euro millions)
Insurance benefits and claims	1,053.1	1,228.9
Insurance underwritting and related expenses	86.0	84.7
Other insurance expenses	113.7	133.6

	1,252.8	1,447.2

Claims and benefits increased by 16.7% or euro 175.8 million, from euro 1,053.1 million in 2002 to euro 1,228.9 million in 2003.

Benefits and claims, which comprise gross claims and changes in claims and other reserves in the non-life insurance area, decreased by 7.3%, from euro 235.2 million in 2002 to euro 218.0 million in 2003. While gross claims increased by 6.2% from euro 223.5 million in 2002 to euro 237.4 million in 2003, changes in claims and other reserves resulted in an income item of euro 19.4 million in 2003 compared with an expense item of euro 11.7 million in 2002, mainly attributable to the settlement in 2003 of several long-outstanding cases on better terms than expected.

Benefits and claims in the life insurance area, including participation to results, increased by 23.6%, from euro 817.9 million in 2002 to euro 1,010.9 million in 2003.

Back to Contents

Claims incurred, including changes in claims reserves, increased by 51.7% from euro 376.5 million in 2002 to euro 571.2 million in 2003. The following table shows the evolution of life insurance benefits and claims by products in 2003:

	Year ended December 31,
	2002	2003

	(euro millions)
PPR	90.7	117.9
Traditional life-insurance	80.7	29.8
Capitalization products	205.1	423.5

	376.5	571.2

The increase in claims related to PPR products reflects the growth of the Group’s insurance portfolio over the past years while the decline in traditional life insurance products was essentially due to the termination in 2002 of a contract with deferred annuities. The increase in capitalization products mainly reflects the fact that a larger number of capitalization products policies matured in 2003 (euro 300 million) than in 2002 (euro 60 million).

The charge for changes in life assurance reserves decreased by 3.6% or euro 15.2 million to euro 411.5 million in 2003, reflecting a reduction in minimum guaranteed rates from 3.5% in 2002 to 3.4% in 2003 in the case of for PPR products and from 3.6% in 2002 to 6.6% in 2003 in the case of capitalization products.

Underwriting and related expenses declined slightly by euro 1.3 million, from euro 86.0 million in 2002 to euro 84.7 million in 2003. Underwriting expenses increased by euro 4.7 million, reflecting the increase in insurance premiums discussed above, while reinsurance premiums declined by euro 6.0 million, reflecting the settlement in 2003 of long-outstanding claims.

Group – Other Expenses

The following table provides an overview of other expenses for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003

	(euro millions)
Salaries and benefits	441.8	444.7
Occupancy costs	55.2	53.5
Depreciation and amortization	156.2	157.2
Other expenses	345.1	474.5

Total other expenses	998.3	1,129.9

Other expenses increased by 13.2%, from euro 998.3 million in 2002 from euro 1,129.9 million in 2003. Salaries and benefits increased only slightly, from euro 441.8 million in 2002 to euro 444.7 million in 2003, despite the fact that pension plan expenses increased from euro 63.1 million in 2002 to euro 78.2 million in 2003, offsetting the decrease in actual salaries paid. The substantial increase in pension plan expenses reflects a rise in depreciations of deferred actuarial losses and early retirements charges, all made in accordance with rules published by the Bank of Portugal. Other expenses in 2003 include an extraordinary charge of euro 12.7 million at Tranquilidade relating to redundancy costs resulting from a restructuring plan initiated in December 2001, which is expected to be concluded in 2004, allocations to the provision for general banking risks in the amount of euro 91.5 million, including the gain realized upon the Credibom disposition, which amounted to euro 65.3 million, and provisions made for certain sovereign risks.

Back to Contents

Also included under this caption are euro 4.5 million of interest on Tranquilidade-Vida subordinated debt issued in December 2002.

Minority Interests in Income of Consolidated Subsidiaries and Equity in Earnings of Associated Companies. Minority interests consist of that portion of the earnings and losses of less-than-wholly-owned consolidated subsidiaries that is attributable to the other shareholders of these subsidiaries. The following table provides an overview of minority interests in the income of consolidated subsidiaries and the equity in earnings of associated companies for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003

	(euro millions)
Minority interests in income of consolidated subsidiaries	(146.4)	(217.7)
Equity in earnings of associated companies	(1.9)	(0.2)

Minority interests includes dividends paid on preference shares issued by the Group’s subsidiaries, BES Finance, ESOL and ESFG Overseas Ltd which amounted to euro 45.8 million in 2002 and euro 48.0 million in 2003.

Income Taxes. The following table provides an overview of income taxes for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003

	(euro millions)
Income taxes	(14.2)	(66.7)

Income taxes consist of corporate income tax, municipal taxes and similar foreign taxes. Income taxes increased to euro 66.7 million in 2003 from euro 14.2 million in 2002. The increase results from the fact that Tranquilidade-Vida recognized a deferred tax asset of euro 35.9 million in 2002 but did not defer any taxes in 2003. In addition, the Group experienced a decrease in the amount of tax-exempt income from offshore branches and the amount of tax-deductible early retirements items. As a result of these factors, the Group’s effective tax rate rose from 19.9% in 2002 to 24.5% in 2003.

Shareholders’ equity. Shareholders’ equity increased by euro 44.0 million in 2003, from euro 40.3 million in 2002 to euro 84.3 million in 2003, including the sale in 2003 of euro 35.9 million of treasury stock. Shareholders’ equity includes also euro 486.4 million of goodwill written-off against reserves. As of December 31, 2003 ESFG share capital in the amount of euro 479,085,550 was represented by 47,908,555 common shares, with a face value of € 10 each, which were subscribed and fully paid. On a Portuguese GAAP basis, return on average shareholders’ equity was 122.01% in 2003 compared to (83.75)% in 2002. On U.S. GAAP basis, return on average shareholder’s equity was 16.01% in 2003 compared to (79.06)% in 2002. See “Item 4. Information on the Company-Selected Statistical Information-Return on Equity and Assets” and Note 18 to the Consolidated Financial Statements.

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

Back to Contents

The Group showed a net loss in 2002 amounting to euro 45.1 million compared to net income of euro 11.0 million for 2001. This change mainly reflects the poor conditions prevailing in the capital markets, which have adversely affected the overall results of the Group’s insurance operations. Net interest income before a provision for loan losses increased by euro 63.9 million in 2002 from euro 759.1 million in 2001 to euro 823.0 million in 2002. Overall insurance revenues decreased by euro 129.9 million in 2002 from euro 1,348.9 million in 2001 to euro 1,219.0 million in 2002.

Return on the Group’s average shareholders’ equity after goodwill amortization was negative by 83.75% in 2002 from positive 9.14% in 2001, while Group net loss per share amounted to minus 1.04 euro compared to euro 0.25 in 2001.

Banking and Corporate Operations

General. In 2002, the Group’s consolidated banking and corporate activities contributed euro 295.5 million to the Group’s operating results, compared with euro 298.7 million in 2001. This decrease reflects the fact that a substantial increase in loan loss provisions and a 5.5% increase in other expenses, which was mainly driven by higher pension plan expenses and higher depreciation and amortization charges was were not fully compensated by higher interest margins and net gains on foreign currency and financial derivatives transactions.

The following table breaks down the results of the Group’s banking and corporate operations segment for the years ended December 31, 2001 and 2002.

	Year ended December 31,
	2001	2002

	(euro millions)
Net interest income	759.1	823.0
Provision for loan losses	(143.1)	(231.8)

Net interest income after provision for loan losses	616.0	591.2
Other income	521.9	588.9
Other expenses	(839.4)	(882.7)
Income/(losses) in associated undertakings	0.2	(1.9)

Income before taxes and minority interest	298.7	295.5

The Group’s consolidated deposits from customers at December 31, 2002 amounted to euro 19.2 billion, compared with euro 18.7 billion at December 31, 2001, corresponding to an increase of 2.9%. For additional information with respect to the Group’s loan portfolio, see “Item 4. Information on the Company – Selected Statistical Information”.

Back to Contents

Net Interest Income. The Group’s net interest income comprises only net interest revenues from the Group’s banking and corporate operations segment. Net interest revenues from the Group’s insurance segment are included in insurance revenues. The following table provides an overview of the net interest income of the Group’s banking and corporate operations segment for the years ended December 31, 2001 and 2002:

	Year ended December 31,
	2001	2002

	(euro millions)
Interest on loans	1,631.3	1,489.6
Interest on dividends and securities
Trading securities	28.0	98.0
Investment securities	242.0	180.5
Interest on deposits with banks	244.6	119.6

Total interest income	2,145.9	1,887.7

Interest on deposits	859.9	524.1
Interest on short-term borrowings (1)	123.2	89.4
Interest on long-term debt	403.7	451.2

Total interest expense	1,386.8	1,064.7

Net interest income	759.1	823.0

(1)	Includes interest on securities sold under repurchase agreement.

Net interest income before provisions for loan losses increased by 8.4% to euro 823.0 million in 2002 from euro 759.1 million in 2001, reflecting the fact that while both interest income and interest expense decreased in 2002, the decrease in interest expense was proportionally greater. Interest income declined by 12.0%, from euro 2,145.9 million to 1,887.8 million, whereas interest expense declined by 23.2% from euro 1,386.8 million to 1,064.7 million. As a result, the Group’s margins improved, despite the fact that overall margins in Portugal declined. The decline in interest rates in the market led to a decrease in the Group’s interest income from loans by 8.7%, from euro 1,631.3 million in 2001 to euro 1,489.6 million in 2002, and in other interest income by 51.1%, from euro 244.6 million in 2001 to euro 119.6 million in 2002. Although the BES Group continued to pursue an aggressive pricing policy, it was forced to lower its interest rates in line with the overall market trend. In the case of loans to customers, the effect of lower interest rates was partially offset by higher volumes, which generated an additional euro 156.1 million in interest income in 2002. The decline in interest income also reflects a decrease in interest income from investment securities, which decreased by 25.4%, from euro 242.0 million in 2001 to euro 180.5 million in 2002, due mainly to the fact that the proportion of fixed-rate securities in the Group’s portfolio of investment securities declined relative to that of marketable securities, which do not bear interest but generate dividends. The decline in interest income resulting from the factors outlined above was partially offset by an increase in interest income from trading securities, which increased by 250.0% from euro 28.0 million in 2001 to 98.0 million in 2002 and which was primarily rate-driven. As a result of these changes, the average interest rate on the Group’s interest-earning assets dropped by 97 basis points, from 6.13% in 2001 to 5.16% in 2002. Declining interest rates also caused a 39.1% decrease in interest expense on deposits which decreased from euro 859.9 million in 2001 to euro 524.1 million in 2002 and a 50% decrease in interest expense on other short-term borrowings, which decreased by 50%, from euro 95.0 million in 2001 to euro 47.5 million in 2002. The decline in interest expense resulting from these factors more than offset an increase in interest expense on long-term debt, which increased by 8.9%, from euro 402.4 million in 2001 to euro 438.3 million and in interest expense on securities sold under repurchase agreements, which increased by 48.6%, from euro 28.2 million in 2001 to euro 41.9 million. Each of these changes was mainly driven by higher volumes of borrowings to finance the Group’s lending activities. Interest expense on convertible bonds rose to euro 12.9 million in 2002. This rise was caused by interest payments on convertible bonds issued by ESFG in November 2001 and February 2002. As a result of these changes, the average interest rate on the Group’s interest-bearing liabilities dropped by 109 basis points, from 4.08% in 2001 to 2.99% in 2002. The fact that the average interest rate on the

Back to Contents

Group’s interest-earning assets declined less than the average interest rate on its interest-bearing liabilities reflects the BES Group’s aggressive pricing policy on loans to customers.

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

Provisions for Loan Losses. Provisions for loan losses solely comprise loan loss provisions made by the Group’s consolidated banking activities. Loan loss provisions represent additions to loan loss allowances less reversals of allowances previously made and recoveries. In 2002, the Group’s consolidated banking operations made provisions for loan losses in the amount of euro 231.8 million compared to euro 143.1 million in 2001. As a percentage of net interest income, loan loss provisions increased from 18.9% in 2001 to 28.2% in 2002. Specific loan loss provisions increased by 31.8%, from euro 109.1 million in 2001 to euro 143.8 million in 2002. Category loan loss provisions increased by 183.6%, from euro 31.2 million in 2001 to euro 88.5 million in 2002. The substantial increase in loan loss provisions, and, in particular, category risk provisions, to a level in excess of the level that would have been required by the relevant Bank of Portugal regulations, was considered necessary to cover the Group against a possible future deterioration in the financial and economic situation of its customers as a result of the economic slowdown both in Portugal and globally. As a result of these provisions, loan loss allowances as a percentage of total gross loans moved from 2.45% in 2001 to 2.88% in 2002. See “Item 4. Information on the Company – Selected Statistical Information – Overdue Loans and Respective Allowances” for more information on the BES Group’s loan loss provisioning and an explanation of the underlying policies.

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

Back to Contents

Other Income. The following table provides an overview of the other income of the Group’s banking and corporate operations segment for the years ended December 31, 2001 and 2002:

	Year ended December 31,
	2001	2002

	(euro millions)
Fee and commission income	295.4	297.5
Net trading account profits/(losses)	(2.3)	(47.3)
Net investment securities gains/(losses)	(50.9)	(30.2)
Net gains on foreign currency and financial derivatives transactions	147.1	216.5
Other operating income	132.8	152.4

Total other income	522.1	588.9

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

Insurance revenues. The following table provides an overview of the Group’s insurance segment for the years ended December 31, 2001 and 2002.

	Year ended December 31,
	2001	2002

	(euro millions)
Insurance income	1,331.7	1,074.7
Insurance expenses	1,400.8	1,252.8

Insurance income before taxes and minority interest	(69.1)	(178.1)

The Group’s insurance revenues declined by 19.3% in 2002 to euro 1,074.7 million from euro 1,331.7 million in 2001. This decrease mainly reflects the strategic decision of Tranquilidade-Vida to shift the focus of its business away from guaranteed return savings products to traditional life term products and private pension plans, which offer higher margins, utilize less capital and present less risk in uncertain capital market conditions. Life insurance premiums decreased by 12.1% to euro 702.1 million in 2002 from euro 798.5 million in 2001, while non-life insurance premiums increased by 3.0% from euro 367.2 million in 2001 to euro 378.2 million in 2002. Further deteriorations in the capital markets in 2002 adversely affected investment and other insurance income, which showed a loss of euro 5.6 million against a profit of euro 163.7 in 2001. Pursuant to a transitional rule issued by the ISP, the Portuguese Supervisory Authority,

Back to Contents

insurance companies are allowed to defer until December 2003 unrealized losses on investment securities generated during 2001. At December 31, 2002, such unrealized losses amounted to euro 78.7 million, of which 10% were provisioned for in 2001 and 2002. The Group must provision the remaining euro 70.8 million losses in 2003. The use of the BES and BIC branch network to market Tranquilidade’s life insurance products through the bancassurance program continued to be successful and, in 2002, 90.3% of sales of such products were made through BES and BIC. See “Item 4 – Information on the Company – The Group’s Business – Insurance”.

At Tranquilildade, a program aimed at re-establishing the company’s profitability was implemented in 2002. This program includes:

•	improvement in tariffs, risk acceptance and acquisition costs;

•	new measures in organization and control process for claims;

•	productivity improvement; and

•	cost awareness program.

Insurance expenses. The following table provides an overview of the expenses of the Group’s insurance segment for the years ended December 31, 2001 and 2002:

	Year ended December 31,
	2001	2002

	(euro millions)
Insurance benefits and claims	1,161.4	1,053.1
Insurance underwriting and related expenses	96.2	86.0
Other insurance expenses	143.2	113.7

	1,400.8	1,252.8

The shift in the life insurance sector described above together with the implementation of the above-mentioned measures resulted in a decrease in insurance benefits paid and claims and lower provisioning in 2002. Insurance benefits paid and claims decreased by 9.3%, from euro 1,161.4 million in 2001 to euro 1,053.1 million in 2002. At Tranquilidade, the combined ratio after reinsurance declined from 115.0% in 2001 to 107.3% in 2002. Insurance underwriting and related expenses also decreased by 10.6%, from euro 96.2 million in 2001 to euro 86.0 million in 2002.

Group – Other Expenses

The following table provides an overview of other expenses for the years ended December 31, 2001 and 2002:

	Year ended December 31,
	2001	2002

	(euro millions)
Salaries and benefits	439.7	441.8
Occupancy costs	53.9	55.2
Depreciation and amortization	144.7	156.2
Other expenses	344.3	345.1

Total other expenses	982.6	998.3

Other Expenses. Total other expenses increased by 1.6% to euro 998.3 million in 2002 from euro 982.6 million in 2001. Salaries and benefits increased only slightly, from euro 439.7 million in 2001 to euro

Back to Contents

441.8 million in 2002. This increase was driven by a rise in pension plan expenses in response to a new regulation adopted by the Bank of Portugal and the impact of the BES Group’s early retirement program. The effect of these factors was partially offset by a reduction in the Group’s staff. Depreciation and amortization expenses rose by 9.1%, from euro 145.6 million in 2001 to euro 158.9 million in 2002, due primarily to extraordinary depreciation charges in the amount of euro 6.7 million for intangible assets (software), while other expenses remained stable, declining slightly from euro 343.4 million in 2001 to euro 342.4 million in 2002.

Minority Interests in Income of Consolidated Subsidiaries and Equity in Earnings of Associated Companies. Minority interests consist of that portion of the earnings and losses of less-than-wholly-owned consolidated subsidiaries that is attributable to the other shareholders of these subsidiaries. The following table provides an overview of minority interests in the income of consolidated subsidiaries and the equity in earnings of associated companies for the years ended December 31, 2001 and 2002:

	Year ended December 31,
	2001	2002

	(euro millions)
Minority interests in income of consolidated Subsidiaries	(169.4)	(146.4)
Equity in earnings of associated companies	0.2	(1.9)

Minority interests includes dividends paid on preference shares issued by the Group’s subsidiaries, ESOL, BESOL and ESFG Overseas Ltd, which amounted to euro 60.2 million in 2001 and euro 45.8 in 2002.

Income Taxes. The following table provides an overview of income taxes for the years ended December 31, 2001 and 2002:

	Year ended December 31,
	2001	2002

	(euro millions)
Income taxes	(49.4)	(14.2)

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

Liquidity and Capital Resources

Sources and Uses of Funds

Group

ESFG’s principal source of internally-generated funds is dividend income derived from its interests in Group companies. The Group does not expect any difficulty transferring funds from Group companies to the holding company, as Portuguese law does not impose limits on the ability of consolidated and unconsolidated subsidiaries to transfer funds in the form of cash dividends to the parent company. The Company uses internally-generated funds to pay dividends to its shareholders. In 2003, the Company posted a profit of euro 3.1 and a dividend in the amount of € 0.10 per share was paid on June 18, 2004. See “Item 3. Key Information – Selected Consolidated Financial Data – Dividends” for more information on the Company’s dividend policy.

In recent years, the Group’s acquisition of controlling interests in Tranquilidade and BES as well as capital increases in these entities have required it to supplement its sources of funds by issuing corporate debt

Back to Contents

securities and engaging in short-term and long-term borrowings at the holding company level or through certain subsidiaries.

In December 1998, an extraordinary shareholders’ meeting approved a share buy-back programme to be carried out within a period of 18 months, pursuant to which the Company could buy back up to 10% of its outstanding shares at prices not exceeding $20.50 per share. On August 17, 2000 and May 31, 2002, extraordinary general meetings approved extensions of this authorization for two additional 18-month periods on the same terms. The current period for the share buy-back programme expired on November 30, 2003. At the end of 2003, the Company sold all of its treasury shares. The total proceed of the sale amounted to euro 40.4 million and is part of the cash balance maintained at the Company. As of June 24, 2004, the Company did not hold any of its own shares.

In November 2001, the Company issued euro 200.0 million principal amount of 4.75% Convertible Bonds due 2006. In February 2002, the Company issued euro 110.0 million 3.47% Convertible Bonds due 2007 to replace existing debt issues. For more information on the Group’s outstanding convertible bonds, see Note 16 to the Consolidated Financial Statements. ESFG intends to support the further growth of its operations in 2004 with cash generated from operations and the remaining proceeds of the sale of its treasury shares.

The following table summarizes the origination and investment of the Group’s cash flows for the years ended December 31, 2001, 2002 and 2003 – for more details, see “Item 18 – Financial Statements – Consolidated Statements of Cash Flows”.

	Year ended December 31,
	2001	2002	2003

	(euro millions)
Cash and cash-equivalent at the beginning of the year	2,406.5	4,024.5	5,434.0
Net cash provided by operating activities	954.8	1,179.6	1,176.9
Net decrease in interest-earning deposits	1,165.9	190.4	145.5
Net increase/(decrease) in deposits taken	1 465.3	816.6	(339.0)
Net increase in corporate borrowings and long term debt	2,301.9	441.1	1,523.7
Net proceeds from subsidiaries’ share capital increase	–	421.4	–
Net increase in loans and advances to customers	(2,522.3)	(1,264.7)	(536.4)
Net decrease in other investing activities	(1,373.0)	(610.7)	(549.5)
Net increase/(decrease) in other financing activities	(246.9)	278.5	(699.2)
Dividends paid	(92.2)	(70.9)	(53.9)
Net (increase)/decrease in treasury shares	(35.5)	28.2	35.9

Cash and cash-equivalent at the end of the year	4,024.5	5,434.0	6,138.0

Banking and Corporate Operations

The primary source of funds for the Group’s banking and corporate operations is its deposit base, which consists primarily of demand and time deposits and deposits from other banks and cash flow generated by its operations. Because the Group’s lending activity is focused on mortgage loans and its ability to increase customer deposits base is increasingly limited due to the already high level of household indebtedness, funding is also provided in the form of net proceeds from long-term borrowings and the issuance of debt securities. In 2002, BES increased the authorized amount under its Euro Medium Term Note programme to € 7.0 billion. In total, BES has issued, and as of December 31, 2003 had outstanding, € 4.3 billion in senior debt and € 1.2 billion in subordinated debt under the programme. In addition, BES, BIC and BESI have each issued bonds in Portugal. For a discussion of the increase in the deposit base, see “Item 5. Operating and Financial Review” and “Item 4. Information on the Company – Selected Statistical Information – Description of Assets and Liabilities – Deposits”. For information on these and other borrowings, see Note 15 to the Consolidated Financial Statements.

Back to Contents

In 2002, BES increased its share capital from euro 1,000 million to euro 1,500 million, resulting in a net cash inflow of euro 550 million of which euro 176.6 million was provided from within the Group. BES’s Board of Directors considered this new capital increase as a way of funding general corporate purposes, while maintaining the BES Group’s traditional strong solvency levels.

The Group’s primary use of funds is to extend loans to customers. The remaining resources are used to finance the Group’s recurring financial markets activity, such as investments in securities and interest earning assets.

The Bank expects capital expenditures for 2004 to be approximately euro 94.0 million, the majority of which will be used to continue updating the Bank’s management information system and to implement a new internal layout for branches located in Portugal. The Bank expects that these capital expenditures will be met by using existing financial resources and internally generated funds.

Insurance Operations

The Group’s insurance companies’ principal source of funds are insurance premiums; however, it also derives some funds from the disposal from time to time of real estate and securities held in its portfolio. Resources in excess of claims are invested in securities, real estate and money market instruments.

Capital expenditures of euro 25.8 million have been approved for 2003, mainly to acquire and refurbish properties and also to allow Tranquilidade and Tranquilidade Vida to continue to upgrade their computer systems.

Liquidity and Solvency Ratios

The following table provides an overview of the Group’s on and off-balance sheet contractual obligations as of December 31, 2003:

	Payments Total	Due by period
Contractual Obligations		< 1 year	1-3 years	3-5 years	<4 years

	(euro millions)
BALANCE SHEET
Deposits from Banks	3,412.8	3,412.8	–	–	–
Time Deposits	12,838.0	12,638.4	134.7	–	64.9
Long Term Debt	12,923.3	1,641.4	2,665.6	1,250.5	7,365.8
Corporate bonds	9,021.6	1,384.0	2,140.3	530.8	4,966.5
Others	2,276.4	279.2	445.2	621.1	930.9
Subordinated Debt (corporate
bonds)	1,625.3	(21.8)	80.1	98.6	1,468.4

OFF-BALANCE SHEET	386.0	170.0	130.0	76.0	10.0

The risk management function of the Group seeks to maintain adequate liquidity levels in order to meet short-, medium- and long-term funding needs. At the BES Group level, liquidity risk management is part of the BES Group’s financial management and is coordinated with its budgetary and investment policies.

Set forth below is the BES Group’s funding strategy for 2004:

•	the BES Group intends to meet its refinancing requirements through new deposits from banks; additionally, it can draw on euro 6,000 million of money market facilities, which are currently not used.

•
BES Group has historically had a stable base of time deposits originated from corporate customers. Due to this stability, the BES Group assumes that this source of funding will continue to be available.

•	BES seeks to refinance all of its senior debt, which matures during 2004 and to securitize a new portion of its mortgage portfolio.

Back to Contents

To assess its overall exposure to liquidity risk, the BES Group uses liquidity tables. These tables not only permit it to identify negative mismatches but also to actively cover them. These tables are prepared based on:

•	the specific characteristics of the products sold by the BES Group;

•	the possibilities of selling the various products, and specifically, the number of days required to reverse a position; and

•	historical experience.

The Group conducts a quarterly liquidity analysis, which it reports to the Bank of Portugal. In this analysis, the Group reports the assets and liabilities from on and off balance sheet activities that may mature within the following 12 months. All those assets and liabilities are classified into one of four maturity categories: less than one month; from one to three months; from three to six months; and from six months to one year. A liquidity ratio is then calculated by dividing all the assets in a maturity class by the liabilities in that same class adjusted for the estimated negative mismatches of the subsequent periods. The Group also reports information on the concentration of deposits and of money market counterparties, as well as on the coverage of deposits from foreign institutions by liquid assets, and on the coverage of the loan portfolio by stable funding. This analysis is prepared quarterly on a consolidated basis.

The Group’s banking subsidiaries are also subject to solvency ratio requirements. These requirements have been fixed by the Bank of Portugal to conform with EU directives fixing common standards for the measurement of capital (generally referred to as the “Own Funds Directive”) and establishing a system for weighing assets according to credit risk (generally referred to as the “Solvency Ratio Directive”). All credit institutions in Portugal are required to maintain capital of at least 8% of risk-weighted assets. BES and all other Group companies subject to such regulations are in compliance with the applicable solvency ratio requirements. As of December 31, 2003, the BES Group maintained capital (as defined by the Bank of Portugal) of 11.05% of its equivalent risk-weighted assets.

While Portugal is not a party to the Basle Accord, if the BES Group calculated its capital ratios in accordance with the capital framework adopted, at December 31, 2003, its capital ratios would have been (i) a total capital to risk-weighted assets ratio of 13.13% (compared to the Basle requirement of 8%) and (ii) a Tier I capital to risk-weighted assets ratio of 7.01% (compared to the Basle requirement of 4.00%). See “Item 4. Information on the Company – Supervision and Regulation – Portugal – Capital Adequacy Requirements”.

Off-balance Sheet Transactions

The Group conducts a variety of off-balance transactions, including securitization transactions and the issuance of credit-linked notes. Except as otherwise disclosed below, the Group does not have any off-balance sheet arrangements that have or are reasonably like to have a current or future effect on its financial condition, revenues or expenses, results of operations or liquidity.

Securitizations

The BES Group relies on securitization transactions primarily to manage its liquidity. Following the establishment of a new legal framework at the end of 2001, securitization is still in an early stage in Portugal and is subject to strict regulations adopted by the Bank of Portugal.

In a typical securitization transaction, the BES Group sells a financial asset to a special purpose entity, which funds the acquisition by issuing debt to investors. The sale is structured such that neither the BES Group nor its creditors have any claim to the asset after its sale to the securitization entity. The BES Group may provide administrative and/or other services to the securitization entity and may continue to service the financial assets sold to the securitization entity. The BES Group also provides financial support to the entity by keeping subordinated interests in the securitised assets.

In addition, the Group sells financial assets issued by the BES Group to financial institutions. To fund these purchases, the financial institutions acquiring the assets may issue asset-backed securities through special purpose entities. BES has no control over these entities since it is the financial institutions that purchase the underlying securities and that decide which entity will issue the debt. Any swap agreement

Back to Contents

involving the original assets sold and the debt issued does not involve the Bank since it is not associated with the special purpose entity and/or the entity issuing the debt other than through the sale of the original debt, which is used as collateral. The amount of leverage, type of credit and coupon are defined by the special purpose entity or issuing entity. Investors in these products analyze the credit risk(s) involved and the yield enhancement provided by these type of structures.

Under Portuguese GAAP, securitization transactions generally qualify as a sale of the underlying asset to the special purpose vehicle. The asset is eliminated from the Group’s balance sheet once the buyer has obtained the right to sell or pledge the beneficial interest in the securitized assets. See Notes 2, 34 and 35 to the Consolidated Financial Statements for an explanation of the accounting treatment for the above securitizations transactions for Portuguese and U.S. GAAP purposes.

As at December 31, 2003, the BES Group had securitized:

•	euro 250 million of consumer loans through Lusitano No. 1 Limited, in August, 1999;

•	euro 1,144.3 million of domestic bonds and eurobonds through Lusitano Global CDO No. 1, PLC in August, 2001;

•	euro 450 million of consumer loans (euro 150 million) and finance lease loans (euro 300 million) through Lusitano Finance No. 2 Limited in April, 2002;

•	euro 1,000 million of mortgage loans through Lusitano Mortgages No. 1 PLC in December, 2002, and

•	euro 1,000 million of mortgage loans through Lusitano Mortgages No. 2 PLC in November, 2003.

None of the securitization entities mentioned in the list above is consolidated in the Group’s financial statements. Additional information on the Group’s securitization activities may be found in Notes 34 and 35 to the Consolidated Financial Statements.

The Group’s use of special purpose entities creates limited liquidity risk. Payments on the debt securities issued by these entities are directly tied to payments received from the securitized assets without recourse to the BES Group and are therefore not affected by the changes in the BES Group’s credit rating. However, any decline in investor demand for these structures could restrict the BES Group’s ability to implement future securitizations, which could reduce its liquidity.

Credit Linked Notes

Credit-linked notes are debt instruments, usually with a floating interest rate. Unlike traditional yield instruments, credit-linked notes are structured such that investors in these instruments assume credit risk not only with respect to the primary credit but also with respect to additional reference credits.

At December 31, 2003, the Group held a series of credit-linked notes with underlying assets consisting of fixed-rate debt issued by the Bank’s subsidiaries, interest rate swaps and credit default swaps of certain sovereign issuers and major U.S. and European corporations. All credit-linked notes are de-leveraged in terms of credit risk exposure, meaning that the notional amount of the notes is less than the total value of the notes issued. The credit-linked notes are mainly comprised of floating rate notes indexed to Euribor or U.S. Libor. The BES Group holds these notes because it acts as a market maker in these notes for its clients, both institutional and private.

Under Portuguese GAAP, because the entities issuing the credit-linked notes are not subsidiaries of the Bank and consequently are not consolidated, the notes and the related debt are recorded on the BES Group’s balance sheet as assets and liabilities, respectively. Under U.S. GAAP, the notes, debt and related interest income and expenses are eliminated upon consolidation and both the interest rate swaps and credit default swaps underlying the credit-linked notes are separately recorded at fair value on the balance sheet. As of December 31, 2003, interest receivable and payable under these arrangements amounted to euro 8.3 million and euro 40.1 million, respectively (compared with euro 8.6 million and 40.2 million at December 31, 2002). The total amount of assets and liabilities that were eliminated in consolidation at December 31, 2003 was

Back to Contents

approximately euro 2,239.1 million (compared with euro 1,510.5 million at December 31, 2002). The fair value of the derivatives was negative and amounted to euro (54.1) million at December 31, 2003 (compared with euro (89.8) million at December 31, 2002). The consolidation of the credit-linked notes resulted in a gain before minority interest of euro 46.2 million in the Statement of income and a loss before minority interest of euro 5.2 million in retained earnings. See note 34 and 35 to the Consolidated Financial Statements for more details.

U.S. GAAP Reconciliation

The Group prepares its financial statements in accordance with Portuguese GAAP, which vary in certain significant respects from U.S. GAAP. As a result of the various adjustments required in accordance with U.S. GAAP, the Group’s net income as calculated in accordance with U.S. GAAP varies substantially from its net income calculated under Portuguese GAAP. The Group’s U.S. GAAP net income differs from its Portuguese GAAP net income mainly as a result of different accounting rules governing the valuation of assets and liabilities, employee bonuses, the recognition of unrealized gains and losses on investment securities, securities impairment, pension and other post-retirement costs, contributions to the depositors’ guarantee fund, goodwill impairment, deferred taxes, securitization transactions, derivative instruments, insurance reserves and property revaluations. See Note 35 to the Consolidated Financial Statements for additional information on the differences between the accounting policies of the Group under Portuguese GAAP and those under U.S. GAAP.

In 2003, the Group showed a net income of euro 48.8 million under U.S. GAAP, compared with a net income of euro 35.9 million under Portuguese GAAP. The most significant differences relate to the following:

Revaluation of Property and Equipment and Real Estate

Under Portuguese GAAP, fixed assets may be revalued in certain circumstances. At the BES Group level amortization charges and gains and losses on disposals with respect to revalued assets are calculated on the basis of these assets’ adjusted carrying value, rather than their historical acquisition cost, and are fully recognized in income. However, the Group’s insurance subsidiaries do not amortize fixed assets that have been revalued. Gains and losses resulting on disposal are calculated based on the book value of the assets. By contrast, under U.S. GAAP, revaluations are not permitted and depreciation charges on fixed assets are calculated on the basis of the assets’ acquisition costs. In 2001 and 2003, these differences resulted in positive reconciliation items in the Statement of income of euro 2.5 million and euro 10.0 million, respectively, while in 2002 euro 7.0 million were charged to income.

Distribution of Profits to Employees

The Group is permitted to distribute a portion of its profit to its employees. Under Portuguese GAAP, such distributions are charged against retained earnings in the year in which the amounts are paid. Under U.S. GAAP, profit distributions to employees are considered an expense and are recorded in the year in which the profit is achieved. In 2001, 2002 and 2003, these differences resulted in negative reconciliation items in the Statement of income of euro 20.1 million, euro 23.3 million and euro 38.5 million, respectively.

Investment Securities

Valuation principles applicable to the Group’s equity holdings under Portuguese GAAP differ from valuation principles under U.S. GAAP. Because the Group considers these investments to be strategic in nature, in particular investments in PT Group, Bradesco, BMCE Bank, Bradespar and Novabse, under Portuguese GAAP, it records them as long-term investments, valued at their acquisition cost less provisions in accordance with the Bank of Portugal’s Regulation no. 4/2002. See Notes 2 and 7 to the Consolidated Financial Statements for more detailed information on the provisioning requirements of this regulation. Under U.S. GAAP, however, the Group is required to reclassify these investments as securities available for sale. Under Portuguese GAAP, investment securities available for sale held by the Group’s banking operations are carried at market value, and unrealized losses are charged against income in the year to which they relate, whereas unrealized gains are not recognized. Debt securities held by insurance subsidiaries are carried at amortized cost (except for the investments for the benefit of life assurance policyholders who bear the investment risk) whereas equity securities are valued at market value being any unrealized gains and losses resulting from the difference between the book value and market value, at the balance sheet date, recorded in

Back to Contents

shareholders’ equity under “regulatory revaluation reserve” or under the “fund for future appropriations”. Accumulated losses not covered by the reserve or the fund are charged to the Statement of income. U.S. GAAP requires that unrealized gains and losses on investment securities available for sale must be recorded net of applicable taxes in shareholders’ equity except when there has been an “other than temporary impairment” of the fair value of these securities. Any such non-temporary impairment must be reflected in the Statement of income. In 2001, 2002 and 2003, the differences in the valuation principles from Portuguese GAAP to US GAAP resulted in negative reconciling items in the Statement of income amounting to euro 109.7 million, euro 396.9 million and euro 17.6 million, respectively. The differences originated in 2001 and 2002 are mainly explained by impairment losses on the strategic investments identified above.

Impairment of Loans

Under U.S. GAAP, pursuant to FAS 114, loans that are considered impaired are required to be accounted for at the present value of the anticipated future cash flows from such loans or at the fair value of the underlying collateral in the case of loans secured by collateral. By contrast, under Portuguese GAAP, the carrying value of loans is determined on the basis of the provisioning requirements of the Bank of Portugal. As a result of these differences, under U.S. GAAP, euro 6.5 million and euro 2.8 million were added to income in 2001 and 2003, respectively. In 2002, an additional charge of euro 32.9 million was recorded.

Goodwill

Under Portuguese GAAP, goodwill is defined as the excess of an asset’s acquisition cost over the shareholder’s equity of the acquired company, and is charged directly against shareholders’ equity. Under U.S. GAAP, goodwill is defined as the excess of the asset’s acquisition cost over the fair value of the net assets acquired. Under U.S. GAAP, until December 31, 2001, goodwill was capitalized and amortized over a period not to exceed its estimated useful life. Effective January 1, 2002, the Group adopted SFAS 142. As a result, goodwill is no longer amortized but instead is annually tested for impairment, based on the asset’s expected future cash flows and, to the extent available, market prices. Any impairment charges taken with respect to goodwill are recognized in income. In 2002, the Group took impairment charges of euro 62.4 million. Additionally, the Group recognized a profit from negative goodwill arising from business combinations that occurred during the year. This profit amounted to euro 1.4 million, which resulted in a reconciling item in the Statement of income amounting to euro 61.0 million. In 2003, impairment charges amounted to euro 1.5 million.

Derivative Instruments

On January 1, 2001, the Group adopted FAS 133, which introduced significant changes in the accounting for derivatives. Under U.S. GAAP, all derivatives must be recorded on the balance sheet at their fair value with any changes in the fair value charged or credited directly against the Statement of income. This valuation principle also applies to hedging derivatives, in which case, as the Group has not designated any cash flow hedges, any changes in the fair value of the hedged item should offset the corresponding changes in the value of the derivative. Under Portuguese GAAP, only trading derivatives are recognized at fair value, whereas for hedging derivatives receipts and payments are accrued and recognized in the Statement of income on the same basis as changes in the related hedged item. Another relevant difference is that U.S. GAAP has stricter conditions for hedge accounting than does Portuguese GAAP. Therefore, some transactions classified as hedging derivatives under Portuguese GAAP were reclassified as trading derivatives for U.S. GAAP purposes, and accounted for accordingly. The transitional adjustment on the adoption of FAS 133 as of January 1, 2001 resulted in a charge to income of euro 24.4 million; whereas at December 31, 2001 and 2003, the total adjustment resulted in charges to income of euro 96.8 million and euro 50.4 million respectively and at December 31, 2002 in a gain of euro 62.9 million.

Securitizations

The treatment of securitization transactions under Portuguese GAAP is significantly different from the way they are treated under U.S. GAAP. Under Portuguese GAAP all assets transferred were removed from the balance sheet and retained interest, under the form of subordinated bonds and cash reserve, were booked at their acquisition cost and provided for in accordance with the Bank of Portugal rules. Under U.S. GAAP, these transactions must be consolidated in accordance with the consolidation rules for variable interest

Back to Contents

entities, resulting in a charge to the Statement of income of euro 5.9 million, euro 19.1 million and euro 7.2 million in 2001, 2002 and 2003, respectively.

Variable Interest Entities

The Group’s investment portfolio includes securities issued by variable interest entities, including debt securities issued by the Group’s subsidiaries. For U.S. GAAP purposes, the Group consolidated those entities in relation to which it is considered to be the primary beneficiary, resulting in a charge to the Statement of income of euro 20.5 million and euro 30.8 million in 2001 and 2002, respectively, and a gain of euro 46.2 in 2003.

Provision for General Banking Risks

As discussed in “Item 5 – Operating and Financial Review and Prospects – Results of Operations”, the Board of Directors of BES decided to allocate euro 100.3 million to the Provision for General Banking Risks in 2003 in view of the adverse economic situation prevailing in Portugal. For U.S. GAAP purposes this allocation was reversed.

Dividends on Preference Shares Issued by BES Finance

During 2003, BES Finance, a subsidiary of BES, issued euro 450 million in non-cumulative guaranteed preference shares with an annual preferred dividend is payable only if and when declared by the Board of Directors. Under U.S. GAAP, as the option for redemption is within the control of the issuer and dividends are payable only if and when declared by the Board of Directors, these preference shares are considered to be permanent equity of BES Finance. Because no dividends had been declared as at the balance sheet date, the issuer did not make any accrual for the payment of dividends. This situation resulted in a positive reconciling item in 2003 of euro 12.5 million.

Pensions and Other Employee Benefits

The accounting treatment for pensions under Portuguese GAAP differs significantly from that under U.S. GAAP, mainly with respect to: (i) early retirement costs for the BES Group, which until December 31, 2001 could be charged against reserves, and since January 1, 2002, must be capitalized and amortized over a period of ten years under Portuguese GAAP, whereas for U.S. GAAP purposes such costs are expensed in the year of occurrence; (ii) the treatment of actuarial gains and losses, which were expensed by the BES Group until 2001, and are still expensed by the insurance subsidiaries under Portuguese GAAP, whereas for U.S. GAAP purposes actuarial gains and losses are capitalized and amortized under the “corridor method”; and (iii) health care benefits, which are accounted for on a cash basis under Portuguese GAAP, whereas they are recognized on an accrual basis following an actuarial calculation of the projected benefit obligation for U.S. GAAP purposes. In 2001, 2002 and 2003, the different treatment under Portuguese GAAP and U.S. GAAP of pension costs resulted in negative reconciliation items in the Statement of income of euro 75.7 million, euro 61.1 million and euro 17.0 million, respectively.

Euro and Y2K Costs

Under Portuguese GAAP, the costs incurred in connection with the adoption of the euro were amortized over the three years ended December 31, 2001, as required by the Bank of Portugal. Additionally, the costs specifically related to the resolution of the Year 2000 problem were accounted for in property and equipment or intangible assets, according to the nature of the cost, and are being depreciated over a period of either four or three years. Under U.S. GAAP, both of these costs were expensed when incurred. These differences resulted in positive reconciliation items of euro 7.8 million, euro 5.0 million and 2.0 million in 2001, 2002 and 2003, respectively.

Depositors’ Guarantee Fund

The Bank annually provides, as a guarantee, certificates of deposit issued by the Bank of Portugal to cover its responsibility for the portion of the annual contribution that it might be required to pay in the future depending on the Fund’s needs of the Depositors’ Guarantee Fund. According to Portuguese GAAP, this responsibility is not shown on the balance sheet. For U.S. GAAP purposes, the Bank in 2001, and 2002 recognized charges of euro 8.1 million and euro 14.6 million, respectively, to cover this responsibility. In 2003 a gain of euro 1.5 million was recognized.

Back to Contents

Insurance Revenue and Expenses (Life Insurance)

Under Portuguese GAAP, premiums for insurance contracts are recorded as insurance revenue, whereas liabilities for future policy benefits are shown on the balance sheet and are established by recording the amount of the liability as an expense. Interest accrued on contracts is shown as an increase in insurance liabilities and an insurance expense. Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in insurance liabilities. Under U.S. GAAP, amounts received for investment- type contracts, under which the company bears insignificant mortality risk, are not included in the Statement of income but are reported as deposits directly to insurance liabilities. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administrations and surrender charges, and are included in insurance revenue income when earned. Interest accrued on contracts is included in insurance expense. Payments upon maturity or surrender are reflected as reductions to the insurance liabilities on the balance sheet. In 2003, under U.S. GAAP, insurance revenues, insurance benefits and other expenses were, respectively, euro 791.1 million, euro 784.1 million and euro 7.0 million lower than the corresponding Portuguese GAAP figures (compared with euro 638.0 million, euro 632.0 million and euro 6.0 million in 2002).

Insurance Reserves

According to the regulatory requirements applicable to the Portuguese insurance sector, at the end of each year insurance companies are required to pay 0.85% of the value of the workers’ compensation pensions remission to the Workers’ Compensation Fund. Under Portuguese GAAP, this amount is charged annually to income. Under U.S. GAAP, since the liability arises at the inception of the claim for the accident, a full provision based on an actuarial valuation of the present value of future payments, based on the “estimated life” of the pensioners, must be accrued. In 2003 under U.S. GAAP income was increased by euro 0.5 million (2002: charge of euro 6.4 million)

Portuguese GAAP do not require unallocated loss adjustments expenses to be accrued. Under U.S. GAAP all costs expected to be incurred in connection with the settlement of unpaid claims must be accrued when the related liability for these claims is recorded. In 2003 under US GAAP, income was increased by euro 2.7 million (2002: charge of euro 13.9 million).

Under Portuguese GAAP, life insurance reserves reflect the present value of the insurance business’ future obligations arising from underwritten life policies and are calculated using recognized actuarial methods within the scope of applicable legislation. These reserves are shown net of deferred acquisition costs and are amortized in accordance with percentages established by the ISP. For U.S. GAAP purposes, the liabilities are recalculated using the accounting model based on the type of product. For 2003 income was increased by euro 0.2 million (2002: charge of euro 16.7 million).

Under Portuguese GAAP, an equalization reserve is set up for lines of business that are characterized by greater uncertainty regarding the evolution of claims. Under U.S. GAAP, setting up a reserve for claims not incurred is not allowed and, accordingly, a provision in the amount of euro 0.7, which was made under Portuguese GAAP was reversed in the 2003 Statement of income (2002: euro 2.0 million).

Under Portuguese GAAP, the pro-rata temporis method is applied to the acquisition costs of non-life policies at a maximum rate of 20% of the unearned premium reserve. Under U.S. GAAP, the acquisition cost of a policy must be deferred when the policy is written and charged to income in line with the recognition in income of the relted premium payments. In 2003 these differences resulted in an additional income of euro 0.1 million (2002: euro 1.0 million).

Deferred Income Taxes

Under Portuguese GAAP, only insurance companies account for deferred tax. Under U.S. GAAP, SFAS 109 “Accounting for Income Taxes”, the Group is required to calculate deferred taxes by applying the enacted tax rate at the balance sheet date, to the temporary differences between the tax and the U.S. GAAP balance sheet. The application of SFAS 109 resulted in positive reconciling items in 2001 and 2002 of euro 100.1 million and euro 142.2 million, respectively, while in 2003 it resulted in a negative reconciling item of euro 18.8 million. Also, in accordance with SFAS 109 “Accounting for Income Taxes”, the Group has assessed its evaluation of the deferred tax assets and concluded that there is a reasonable basis to account for

Back to Contents

deferred taxes on the U.S. GAAP adjustments which are deductible temporary differences. The impact on the Statement of income in 2003 was of a charge of euro 18.8 million.

Critical Accounting Policies

The accounting policies of the Group comply with the rules established by the Bank of Portugal and with the rules of the insurance regulator (ISP), the entities that determine generally accepted accounting principles for the banking and insurance sectors in Portugal (Portuguese GAAP).

Banking and Corporate Operations

Both Portuguese GAAP and U.S. GAAP set forth a range of accounting treatments and require management to apply judgment and make estimates in deciding which treatment is most appropriate. The most significant of these accounting policies are discussed in this section in order to improve investors’ understanding of how their application affects the Group’s reported results and related disclosure. A broader description of the accounting policies employed by the Group is shown in the Notes 2 and 35 to the Consolidated Financial Statements. Because in many cases there are several alternatives to the accounting treatment chosen by management, the Group’s reported results would differ if a different treatment were chosen. Management believes that the choices made by it are appropriate and that the financial statements present the Group’s financial position and results fairly in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding the financial statements and are not intended to suggest that other alternatives or estimates would be more appropriate. Many of the judgments and estimates made in applying accounting principles depend on the assumption, which management believes to be correct, that the Group maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures – i.e. that positions do not need to be realized at unfavorable prices in order to fund immediate cash needs. Liquidity is discussed in more detail in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Available for sale securities

The Group’s investment securities include fixed maturity and equity securities, and other similar instruments. Under Portuguese GAAP, potential gains are not recognized while potential losses are recognized in full through the Statement of income. Valuations are generally obtained through market quotation or valuation models that may require assumptions or judgment in making estimates of fair value. More pessimistic assumptions would result in higher estimated potential losses, which would in turn negatively impact the Statement of income. In addition, under Portuguese GAAP, the BES Group’s strategic investments are classified as long-term investments (other equity holdings) and used to be recorded at acquisition cost. During 2002, Bank of Portugal issued Regulation no. 4/2002 which established a new framework for the accounting of potential losses resulting from non-consolidated equity holdings. This new regime includes transitional rules that allow banks to provide for eligible potential losses until 2006 in the case of long-term investments in non-financial companies and until 2011 in the case of long-term investments in financial companies. In accordance with this new requirement the Group made provisions of euro 15.8 million during 2003 (of which euro 17.7 million were allocated to reserves and euro 1.9 million were reversed through results) to provide for potential losses in these investments.

Under U.S. GAAP, investments considered available for sale are recorded at fair value with unrealized gains and losses recorded as a component of shareholders’ equity. Fair value is determined based on market quotations. If any of the available for sale securities is considered to be other than temporarily impaired, the relevant security is written down to fair value, with the fair value becoming the security’s new adjusted cost basis. Under U.S. GAAP, a decline that is considered other than temporary is generally based on such factors as a) the length of time and extent to which the fair value of the security has been below cost and b) the financial condition and near term prospects of the issuer of the security. These factors involve assumptions and estimates on the part of management. Changes in fair value of securities due to impairment can adversely affect the Group’s result of operations for the period and therefore the reported results would be adversely affected if less favourable assumptions or different estimates were used.

Back to Contents

Derivatives

The Group uses financial derivative instruments for both trading and hedging purposes. Under Portuguese GAAP, the recognition of gains and losses on these derivatives operations depends on whether they are classified as trading or hedging derivatives:

•
For hedging derivatives, which are used to reduce the market risk of assets and liabilities, receipts and payments are accrued and recognized in the Statement of income on the same basis as changes in the related hedged item.

•
Trading derivatives are recorded at fair value and unrealized gains and losses are recognized directly in the Statement of income. Fair values are based on listed market prices if available; otherwise fair values are determined either by dealer price quotations (both for the relevant transaction or for similar instruments) or by pricing models, based on the net present value of the estimated future cash flows or based on other models that take into account market conditions for the underlying instruments, time value, yield curve and volatility factors. These pricing models may require assumptions or judgments in estimating their values. Consequently, the use of a different model or of different assumptions or judgments in applying a particular model may produce different financial results.

Under U.S. GAAP, all derivatives, including hedging derivatives, must be recorded on the balance sheet at fair value and any changes in that fair value must be charged or credited directly to the Statement of income. In the case of hedging derivatives, the recognition of the fair value of the hedged item should offset the Statement of income impact. Another relevant difference is that U.S. GAAP imposes stricter conditions for the use of hedge accounting, as a result of which some transactions classified as hedging derivatives under Portuguese GAAP had to be reclassified as trading derivatives and accounted for accordingly. To the extent that derivatives do not qualify for hedge accounting, operations can be negatively impacted based on changes in their fair value.

Pension charges

Prior to November 2001, the Bank of Portugal permitted companies to write off unamortized costs related to pension plans or extraordinary costs relating to early retirement directly against reserves. In December 2001, new rules were issued and some significant changes were made in respect of the recognition of liabilities, mechanisms of funds financing and costs that should be recognized in each year. As a result of the new rules, extraordinary costs for early retirement are accounted as deferred costs and depreciated for a period of up to 10 years. For U.S. GAAP purposes, these charges are consequently adjusted through costs as a curtailment. The determination of the pension plan’s exposure requires the use of assumptions and estimates, including the use of actuarial projections, estimated returns on investment, and other factors that could impact the valuation of the plan’s assets relative to its future payment obligations. Different assumptions could lead to different valuations.

Goodwill

Under Portuguese GAAP, goodwill arising on acquisitions can either be capitalized or amortized to the Statement of income, or written off directly against reserves. In the case of the Group, acquired goodwill is written off directly against reserves. Until December 31, 2001, under U.S. GAAP, goodwill arising on acquisitions was reclassified as an intangible asset and amortized over a maximum period of 25 years. On January 1, 2002, the Group adopted SFAS 142, which establishes that goodwill, including previously existing goodwill, does not need to be amortized but rather must be tested for impairment annually. Under U.S. GAAP, goodwill is reviewed for impairment on an annual basis and any impairment is recorded in the Statement of income during the period. Impairment of goodwill is determined using several methods, including an analysis of the discounted cash flows associated with the relevant acquisition using appropriate discount rates and periods. The use of different assumptions could lead to different results.

Valuation of financial instruments with no ready markets

For the substantial majority of the Group’s portfolios of financial instruments, fair values are determined based upon externally verifiable model inputs and quoted prices. All financial models used for updating the Group’s published financial statements or for independent risk monitoring, must be validated and

Back to Contents

periodically reviewed by qualified personnel independent of the business area that created the model. Under U.S. GAAP, impairment losses that are considered other than temporary are recognized in earnings. The Group conducts regular reviews to assess whether other-than-temporary impairments exist. These determinations require certain assumptions as to the financial condition of the relevant issuers and market and other conditions. The use of different assumptions could have produced different results. Changes in the fair value of trading are recognized in earnings.

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

Provisions for loan losses

The Group’s loan loss provisioning policy is determined by the rules issued from the Bank of Portugal. As described in Note 2 to the Consolidated Financial Statements there are four types of allowances: (i) specific allowances for overdue loans; (ii) specific allowances for the possible non-collection of the remaining principal amount (not due yet) of each loan accounted for as overdue or of the total loans to a specific customer; (iii) a category risk allowance for current loans, including guarantees, not identified as overdue; and (iv) sovereign risk allowance for assets and off balance sheet exposures with countries where the risk of default is higher. Under U.S. GAAP, allowances for loan losses are determined in accordance with a specific risk based approach that relies on management’s estimate of probable losses inherent in the portfolio. This evaluation process is subject to numerous estimates and judgments. The frequency of default, risk ratings and the loss recovery rates, among other things, are considered in making this evaluation, as are the size and diversity of individual large loans. Changes in these estimates could have resulted in different provisions and consequently different amounts of net income for the Group.

Under Portuguese GAAP, allowances are determined, based on the rules of the Bank of Portugal. Consequently, any change in the regulatory framework has an impact on the Group’s consolidated financial statements; on the other hand, economic risk can vary significantly from that recognized and determined each year pursuant to the regulatory framework and, according to management’s judgment, additional provisioning charges can be made to account for this potential variance in economic risk.

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

Insurance Operations

Insurance policy and claims reserves represent accruals for potential liabilities with respect to future insurance policy benefits. Insurance reserves for traditional life insurance, annuities, and accident and health policies have been computed based upon mortality, morbidity, persistency and interest rate assumptions, including an analysis of their sensitivity to changing assumptions. These assumptions consider the Group’s experience and industry standards and may be revised if it is determined that future experience will differ

Back to Contents

substantially from that previously assumed. Property-casualty reserves include (1) unearned premiums, (2) unexpired risk reserve, (3) equalization reserve and (4) estimated provisions for both reported and unreported claims incurred.

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

Available for sale securities

Debt securities are carried at acquisition cost, except for investments for the benefit of life assurance policyholders who bear the investment risk, which are carried at market value. Interest is accrued based on the nominal value of the securities and the applicable interest rate for the period. Premiums and discounts are accrued over the period to maturity against income, using the straight line method.

The equity securities portfolio is valued at the balance sheet date at market value in accordance with the valuation criteria established by the ISP.

Unrealized gains and losses resulting from differences between the book value and the value determined in accordance with the valuation criteria described above at the balance sheet date are recorded in shareholders’ equity under regulatory revaluation reserve. Any losses not covered by the reserve are charged against income.

With respect to investments representing life assurance provisions for bonuses and rebates, unrealized gains and losses are transferred to the fund for future appropriations. Any losses not covered by the fund for future appropriations are charged to the Statement of income.

Transition rules

In 2001, the ISP issued a transitional rule allowing insurance companies to defer unrealized losses generated during 2001 not compensated by the “fund for future appropriations” and the “regulatory revaluation reserve”. According to this rule, the deferred amounts must be recognized in income on or before

Back to Contents

December 31, 2003. As at December 31, 2002, ESFG had deferred 90% of the unrealized losses generated in 2001, which were fully recognized in the Statement of income in 2003.

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

Transition to International Financial Reporting Standards (IFRS)

Conversion project to the international financial reporting standards

Regulation no. 1606/2002 of the European Council and Parliament requires companies whose securities are admitted to trading on a regulated market of any Member State of the European Union to adopt International Financial Reporting Standards as their primary GAAP as from January 1, 2005. Because IFRS 1 – First-time adoption of International Financial Reporting Standards requires issuers to present comparative financial statements for the period immediately preceeding the year ended December 31, 2005, the date of transition is effectively January 1, 2004.

The adoption of IFRS will involve considerable changes to the Portuguese Plan of Accounts for the Banking System (PABS) and Portuguese Plan of Accounts for the Insurance Sector (PAIS), which defines the GAAP presently used by the Group in the preparation of its financial statements. The Group decided in the second half of 2003 to set up a working group comprising representatives of its main management areas to prepare for the application of IFRS to the Group as from 2005, inclusive. This working group is supported by an external accounting firm specializing in the interpretation of IFRS and supervised by a Steering Committee that periodically reports to the Executive Committee on the progress of the work carried out.

The accounting and disclosure matrices comparing the accounting and disclosure policies currently used by the Group to IFRS were completed prior to December 31, 2003, identifying the principal differences between PABS and PAIS on the one hand and IFRS on the other hand, insofar as they are relevant to the Group. Specific and general training initiatives were undertaken, which addressed, among other issues, business combinations, deferred taxes, employee benefits (including pensions) and financial instruments (IAS 39). Comprehensive training was also given with respect to IFRS 1 – First-time adoption of International Financial Reporting Standards.

The process of implementing the accounting requirements under IFRS for the Group’s securities and derivatives portfolio as well as for the determination of impairment with regard to the Group’s credit portfolio was started at the beginning of 2004.

Main Differences Identified

The following is a brief summary of the main differences identified so far between the accounting policies used by the Group on the basis of the PABS and PAIS – and IFRS that may impact the Group’s consolidated financial statements.

This summary is not an exhaustive list of all differences between PABS and PAIS and IFRS that potentially may have a significant impact on the Group’s consolidated financial statements. No attempt was made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The Group has not completed the qualitative analysis or the quantification of the differences discussed below. The consolidated financial performance and financial position as shown in the consolidated financial statements as at 31 December 2003, which were prepared in accordance with the PABS and PAIS, may be different if determined in accordance with IFRS.

In addition, the supervisory authorities and the International Accounting Standards Board (IASB) are in the process of working on various significant projects that could affect the differences between the PABS

Back to Contents

and PAIS and IFRS described below and the impact of these differences relative to the Group’s consolidated financial statements in the future.

The main differences between the PABS and PAIS and IFRS that may give rise to a significant impact on the Group’s financial statements that have been identified to date are as follows:

Banking Subsidiaries

Goodwill. In accordance with the PABS rules, the Group currently offsets the goodwill (or negative goodwill) calculated at the date of acquisition of a subsidiary or associated company against reserves. Under IFRS 3, which was published on March 2004, goodwill is accounted for as an asset and is not amortized but instead is subject to periodic impairment tests. Any impairment losses must be charged against the Statement of income.

Investment Securities. In accordance with the PABS rules, investment securities are valued at the lower of cost or market. Any unrealized losses are fully provided for and charged to the Statement of income, whereas unrealized gains are not recognized. Under IFRS, investment securities are classified as available for sale, are marked to market and unrealized gains or losses are charged to reserves, except when an impairment loss is determined, in which case the loss is recognized directly in income. If an impairment of an investment security is reversed, the resulting gain is credited to the Statement of income, except in the case of equity securities, in which case the reversal is credited to equity.

Equity holdings. Equity holdings that are not consolidated or accounted for under the equity method, i.e., essentially those holdings where the percentage held by the Group is less than 20%, are recorded at cost and any unrealized losses determined to exist at any balance sheet date, based on the average market price over the six months preceding that date are deferred and amortized over a period of 5 to 10 years, as set forth in the Bank of Portugal Regulation no. 4/2002. Unrealized gains are not recognized. Under IFRS, non-consolidated equity holdings are recognized in accordance with the same principles that apply to the accounting for investment securities, as described above.

Loan Portfolio Impairment. The Group establishes provisions for loans and advances to customers in accordance with the Bank of Portugal Regulations nos. 3/95, 2/99 and 8/03. The criteria for establishing these provisions are therefore essentially driven by regulatory requirements. However, the Bank of Portugal also requires banks to submit to it biannual reports analyzing the commercial adequacy of the levels of their provisions in light of the risk inherent in their loan portfolio. Under IAS 39, the Group’s loan portfolio will be valued at amortized cost and subject to impairment tests (performing and non-performing portfolios). Impairment losses will be determined based on the difference between the carrying amount of the loan and the present value of future expected cash flows. This method involves estimating the expected recoverable amount of the loan based on an economic analysis of the portfolio and calculating the present value of this amount by discounting it at the original effective interest rate.

Hedge accounting. Although the PABS has established criteria for the eligibility of derivatives as risk hedging instruments, the Group does not recognize derivatives on its balance sheet. By contrast, under IFRS, all of the Group’s derivatives, including hedging derivatives, will have to be recognized on the balance sheet at market value. The criteria for hedge accounting under IFRS are very restrictive, which makes the use of hedge accounting difficult.

Derecognition of Assets and Special Purpose Entities (SPEs). According to the PABS, assets, loans and securities that have been securitized by the Group are derecognized if they qualify as true sales. Securities purchased in connection with such transactions are recognized as investment securities and provisioned in accordance with the rules set forth in the Bank of Portugal Regulation no. 27/2000.Under IAS 39, assets are only derecognized after the Group has lost control over the assets. However, while IFRS 1 provides that preexisting local rules will continue to apply to securitization transactions effected on or before January 1, 2004. Moreover, all SPEs with which the Group has relationships must be analyzed in the light of the consolidation rules applying to such entities (and expressed in SIC 12 Consolidation – Special Purpose Entities).

Retirement pensions and other employee benefits. Because the date of transition to IFRS is January 1, 2004, on December 31, 2003 the Group decided to change the actuarial assumptions applicable to its pension

Back to Contents

and other employee benefit plans in order to bring them in line with the requirements of IAS 19. Since Regulation no. 12/2001 already allows actuarial gains and losses to be deferred under the corridor method, the greatest differences in the treatment of retirement pensions under IFRS should relate to the accounting for early retirements for disability and health benefits.At present, and in accordance with the Bank of Portugal rules, restructuring costs in connection with early retirements are amortized over a 10-year period. Under IFRS such costs are fully recognized in the year when the retirements occur. As regards health benefits granted to employees reaching retirement age, it has been the practice in the Portuguese market to recognize such benefits in the Statement of income in the year when they are paid. The adoption of IAS 19 will imply that the liabilities incurred with such benefits will be recognized based on actuarial studies at the balance sheet date.

Deferred taxes. Under Bank of Portugal rules, deferred tax assets cannot be recognized. IAS 12 permits the recognition of deferred tax assets, providing it is probable that tax profits will be available to absorb deductible temporary differences (including tax losses).

Insurance subsidiaries (PAIS)

Insurance contracts (IFRS 4). Under PAIS, an equalization reserve is set up for lines of business that are characterized by greater uncertainty regarding the evolution of claims. IFRS 4 prohibits provisions for possible claims that are not in existence at the reporting date. In addition PAIS do not require unallocated loss adjustment expenses to be accrued. IFRS 4 requires that all costs expected to be incurred in connection with the settlement of unpaid claims must be accrued when the related liability for these claims is recorded.

Workers’ compensation fund (IAS 37). According to the Portuguese regulatory requirements for the insurance sector, at the end of each year insurance companies are required to pay a percentage corresponding to 0.85% of the workers’ compensation pensions remission value to a government fund (the Workers’ Compensation Fund – FAT) to cover work-related accidents. For Portuguese GAAP purposes, this amount is charged to income on an annual basis. In accordance with IAS 37, because the potential liability arises at the occurrence of the accident and declaration of the related claim, insurance companies must make a provision based on an actuarial valuation of the present value of future payments.

Investment type of contracts (IAS 39). Investment type contracts without profit sharing – In accordance with PAIS, premiums for all insurance contracts are recorded as insurance revenue, and the liability for future policy benefits is recorded as insurance expenses. Interest accrued on contracts is shown as an increase in insurance liabilities and an insurance expense. Payments to contract holders upon maturity are recorded as a reduction in insurance liabilities. Under IFRS 4, amounts received for investment-type contracts without profit sharing under which the company bears insignificant mortality risk are not considered to be insurance contracts. These contracts will be recognized and measured in accordance with IAS 39, at fair value or amortized cost. Only the profit on collected commissions will be recorded in income. According to IAS 18, the commissions themselves are deferred and amortized as the services are provided.

Securities (IAS 39). Debt securities held by insurance subsidiaries are classified as available for sale and for PAIS purposes are carried at acquisition cost, except for investments for the benefit of life assurance policyholders who bear the investment risk. Interest on theses securities is accrued based on their nominal value and on the applicable interest rate for the period. Premium or discount is accrued over the period to maturity against the Statement of income using the straight line method. Under Portuguese GAAP, the equity securities portfolio, also classified as available for sale, is valued at market at the balance sheet date. Unrealized gains and losses resulting from the difference between book value and market value at the balance sheet date are recorded in shareholders’ equity under “Regulatory revaluation reserve”. Any losses not covered by the reserve are charged to the Statement of income. Under IFRS, debt and equity securities are marked to market and unrealized gains or losses are recognized under reserves, except if an impairment loss is determined, in which case such loss is charged to the Statement of income. If an impairment of an investment security is reversed, the resulting gain is credited to the Statement of income, except in the case of equity securities, in which case the reversal is credited to equity.

Derivatives (IAS 39). According to PAIS, derivatives must be valued using the same regulations as the underlying financial assets. The insurance subsidiaries, in particular, account for derivatives at amortized cost. IAS 39 requires as a general rule that derivatives are recorded at fair value with unrealized gains and losses recognized in income.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

ESFG is administered by a Board of Directors (Conseil d’Administration)(the “Board”), which consists of at least three members, who may also be shareholders. Their term of office is six years. At December 31, 2003, there were nineteen Directors. Mr. Espírito Santo Salgado, the Chairman of the Board, acts as principal executive and financial officer. There is no specific allocation of responsibility among the remaining Directors. Set forth below are the names and functions of the Directors, their ages, the year in which their current terms expire and their principal business activities outside ESFG.

Ricardo Espírito Santo Silva Salgado, age 60, was appointed to the Board of Directors in 1984 and has served as Chairman since 1991. He is ESFG’s principal executive and financial officer. Mr. Espírito Santo Salgado first joined the Espírito Santo family enterprises in 1970. He has served on the board of directors of BES since 1991 and is currently its vice chairman and chairman of its executive committee. He is also chairman of BESPAR – SGPS, S.A., PARTRAN – SGPS, S.A., Banco Espírito Santo de Investimento, S.A., BEST-Banco Electrónico de Serviço Total, S.A., Casa dos Pórticos, Sociedade de Administração de Bens, S.A., ES TECH Ventures – SGPS, S.A., ESAF – Espírito Santos Activos Financeiros – SGPS, S.A., Espírito Santo Financial (Portugal) – SGPS, S.A., Espírito Santo Overseas, Ltd., Espírito Santo Saúde – SGPS, S.A. and Sociedade de Administração de Bens Pedra da Nau, S.A. He is vice-chairman of Espírito Santo Holding – Administração e Participações, S.A., and Espírito Santo Bank, S.A. He is a director of Banco Espírito Santo (Spain), S.A., BES Vénétie, S.A., BES Finance, Ltd., BES Overseas, Ltd., Club Mediterranée, Compagnie Bancaire Espírito Santo, S.A., E.S. Control Holding, S.A., E.S. International, S.A., Espírito Santo Services SA, Espírito Santo Resources Limited, Institut International d’Etudes Bancaires, Maes – Administração, Participacões e Consultoria, S.A. and Novagest Assets Management, Ltd. He is also a member of the supervisory board of Euronext NV and of the European Advisory Committee of the NYSE. Mr. Espírito Santo Silva Salgado is a cousin of José Manuel Espírito Santo Silva, José Maria Espírito Santo Silva Ricciardi, Manuel Fernando de Moniz Galvão Espírito Santo Silva and Ricardo Abecassis Espírito Santo Silva, and a nephew of António Luís Roquette Ricciardi. His current term of service expires in 2008.

José Manuel Pinheiro Espírito Santo Silva, age 59, was appointed to the Board of Directors in 1988 and has served as Vice Chairman since 1991. He has served on the board of directors of BES since 1992 and is a member of its executive committee. He is chairman of Banco Espírito Santo (Spain), S.A., Compagnie Bancaire Espírito Santo, S.A., Fiduprivate – Sociedade de Serviços, Consultoria, Administração de Empresas, S.A., Quinta dos Cónegos – Sociedade Imobiliária, S.A. and Sociedade Imobiliária e Turística da Quinta do Peru, vice chairman of Espírito Santo Financial (Portugal) – SGPS, S.A., and a director of Banco Espírito Santo de Investimento, S.A., BES Vénétie, S.A., BESPAR – SGPS, S.A., E.S. Control Holding S.A., E.S. International, S.A. (Panama), ESAF – Espírito Santo Activos Financeiros – SGPS, S.A., ESFG Overseas Limited, Espírito Santo Bank, Espírito Santo Internacional, S.A., Espírito Santo Resources Limited, Espírito Santo Services S.A. and Europ Assistance – Companhia Portuguesa Seguros Assistência, S.A. He is a cousin of Ricardo Salgado, António Luís R. Ricciardi and José Maria Espírito Santo Silva Ricciardi and an uncle of Manuel Fernando de Moniz Galvão Espírito Santo Silva and Ricardo Abecassis Espírito Santo Silva. His current term of service as a Director expires in 2008.

Manuel de Magalhães Villas-Boas, age 59, has served on the Board of Directors since 1990. He is also a director of other Group companies, including Banco Espírito Santo S.A., Banco Espírito Santo de Investimento S.A., BES Overseas Limited, ESFG Overseas Limited and Espírito Santo Investment Management. He is vice chairman of Espírito Santo Overseas Limited. Mr. Villas-Boas worked with the Espírito Santo family in Portugal from 1972 until 1976 and, following a period in investment banking in London, rejoined the Group in 1983. His current term of service as a Director expires in 2008.

Antonio Luís Roquette Ricciardi, age 85, has served on the Company’s Board of Directors since 1984. He has served as chairman of board of directors of BES since 1992. He is chairman of BES Vénétie, S.A., E.S. Control (BVI) S.A., E.S. Control Holding S.A., Espírito Santo International, S.A., E.S. International Panamá, S.A., Espírito Santo International (BVI) S.A., Espírito Santo Resources Limited, Espírito Santo Tourism (Europe), S.A., and a director of BESPAR – SGPS, S.A., Compagnie Bancaire Espírito Santo, S.A., Espírito Santo Enterprises, S.A., Espírito Santo Industrial (BVI), S.A., Espírito Santo Property (BVI) S.A., Espírito Santo Services S.A. and Espírito Santo Tourism Limited. He is vice-chairman of Espírito Santo

Back to Contents

Financial Portugal SGPS, S.A. and PARTRAN SGPS, S.A. He is an uncle of Ricardo Espírito Santo Silva Salgado, a cousin of José Manuel Espírito Santo Silva, Manuel Fernando de Moniz Galvão Espírito Santo Silva and Ricardo Abecassis Espírito Santo Silva, and the father of José Maria Espírito Santo Silva Ricciardi. His current term of service as a Director expires in 2008.

Mario Mosqueira do Amaral, age 70, has served on the Board of Directors since 1984. He has served on the board of directors of BES since 1991 and is a member of the executive committee. He serves as chairman of Amaral & Pinto – Empreendimentos Imobiliários, S.A., Banco Espírito Santo North America Capital Corporation and vice-chairman of E.S. Control Holding, S.A., Espírito Santo International, S.A., and a director of BESPAR – SGPS, S.A., PARTRAN – SGPS, S.A., BES Vénétie, S.A., Banque Marrocaine du Commerce Exterieur, Compagnie Bancaire Espírito Santo S.A., E.S. Services, S.A., Espírito Santo Investment Management, Espírito Santo Overseas, Ltd, Espírito Santo Resources Limited and Gespetro – SGPS, S.A. Mr. Amaral joined the Espírito Santo family enterprises in 1956. His current term of service as a Director expires in 2008.

Patrick Monteiro de Barros, age 59, joined the Board of Directors in 1992. He has been chairman of Argus Resources (UK) ltd., an international oil, trading and finance company since 1987. He has more than 30 years of experience in the oil industry having served on the boards of Tosco Corp USA and Petrogal S.A. He has been a non-executive director of Portugal Telecom since 2002. His current term of service as a Director expires in 2008.

Jackson Behr Gilbert, age 71, joined the Board of Directors in 1990 and is also a director of Banco Espírito Santo S.A. (Spain) and Banque Espírito Santo et de la Vénétie. He is director and chairman emeritus of Espírito Santo Bank in Florida. Prior to his association with the Group, Mr. Gilbert served from 1983 to 1989 as vice chairman of Riggs National Bank in the United States. He has more than 25 years experience in the banking industry. His current term of service as a Director expires in 2008.

Tiberto Ruy Brandolini d’Adda, joined the Board of Directors in 1992. Since 1975 he has been with the Exor Group (Luxembourg). He is currently the vice-chairman and managing director of Exor Group.

Manuel Fernando de Moniz Galvão Espírito Santo Silva, age 45, was appointed to the Board of Directors in 1995. He was appointed to the board of directors of BES in 1994. He was general manager of the Bank’s London Branch from 1992 to 1995. He is also chairman of Academia de Música de Santa Cecíla, Espírito Santo Golfes, S.A., Espírito Santo Health & SPA, S.A., Espírito Santo Hoteis – SGPS, S.A., Espírito Santo Industrial, S.A., Espírito Santo Tourism (Portugal) – Consultoria de Gestão Empresarial, S.A., Espírito Santo Tourism.Com S.A., Espírito Santo.Com S.A., Euroamerican Finance Corporation, Inc., Hoteis Tivoli, S.A., Spread.Com S.A., Herdade de Comporta – Actividades Agro-Silvícolas e Turísticas, S.A. He is vice-chairman of Espírito Santo Resources Ltd. and Espírito Santo Tourism (Europe). He is a director of BESPAR – SGPS, S.A., Espírito Santo International, S.A., E.S. Control (BVI), S.A., E.S. Control Holding, S.A., Espírito Santo Agriculture and Development Ltd., Espírito Santo Bank, Espírito Santo Enterprises, S.A., Espírito Santo Industrial (BVI) S.A., Espírito Santo International (BVI) S.A., Espírito Santo Services, S.A., Espírito Santo Tourism Limited, GES Finance Limited, Partran – SGPS, S.A., PT Multimédia, Serviços de Telecomunicações e Multimédia – SGPS, S.A., Santogal – SGPS, S.A., Sociedade de Investimentos Imobiliários Sodim, S.A., and Telepri – Telecomunicações Privadas, SGPS, S.A. From 1984 to 1987, he worked with Morgan Grenfell & Co. in London before joining the family businesses in 1988. He is a nephew of José Manuel Pinheiro Espírito Santo Silva and a cousin of Ricardo Espírito Santo Silva Salgado, José Maria Espírito Santo Silva Ricciardi and Ricardo Abecassis Espírito Santo Silva. His current term of service as a Director expires in 2008.

Robert Studer, age 65, was appointed to the Board of Directors in 1999. He worked for 41 years with Union Bank of Switzerland (UBS) in Switzerland and abroad. From 1991, he was president of the group executive board and from 1996 to 1998 he was chairman of the board of directors of UBS. Mr. Studer is also a director of BASF AG, Schindler Holding AG, Renault SA and the European Advisory Committee of the New York Stock Exchange. His current term of service as a Director expires in 2008.

Philippe Guiral, age 55, is a director of Banque Espírito Santo et de la Vénétie and joined the Board of Directors in 2000. He was a vice chairman of Banco Espírito Santo in Portugal from 1996 to 1999. In 2000, he became chairman of Gamma Investissement in France. He has worked for Crédit Agricole du Midi

Back to Contents

and Caisse Nationale de Crédit Agricole, where he was deputy chief executive officer, from 1991 to 1999. He was also vice chairman and chief executive officer of Crédit Agricole Indosuez, chairman of Unicredit as well as chairman or director of other Caisse Nationale de Crédit Agricole subsidiaries in France and in other countries. His current term of service as a Director expires in 2008.

Manuel António Ribeiro Serzedelo de Almeida, age 60, was appointed to the Board of Directors in 2001. He is a director of Espírito Santo Financial (Portugal) S.A. Mr. Serzedelo has been a director of several companies, including, H.J.Heinz, Havanne, Baring Capital Investors, Sogrape, Parfil, Securitas, Brown Bovery Portugal, Alcatel Group, GEC and Vista Alegre Group. His current term of service as a Director expires in 2008.

Pedro Guilherme Beauvillain de Brito e Cunha, age 52, was appointed to the Board of Directors in 2001 and has been President of the Executive Committee since December 2001 and a director of Tranquilidade since 1990. He is a director of BESPAR – SGPS S.A, Tranquilidade-Vida and E.S. Saúde, and chairman of Europ Assistance, ES Seguros, Advancecare, Esumédica and Espírito Santo Contact Center. Previously he held management positions in Banco Espírito Santo, Alexander Howden International Insurance Brokers, Lloyds and Sedgwick James. His current term of service as a Director expires in 2008.

Carlos Augusto Machado de Almeida Freitas, age 54, was appointed to the Board of Directors in 2001. He is a member of the fiscal council of Banco Internacional de Crédito. He is chairman of António de Almeida & Filhos-Texteis, S.A., a vice chairman of Textil Tearfil S.A. and a member of the boards of Predicónegos-Imobiliária de Moreira de Cónegos, Ltda and Casa de Passarinhos-Gestão e Investimento. His current term of service as a Director expires in 2008.

Aníbal da Costa Reis Oliveira, age 67, was appointed to the Board of Directors in 2001. He has served on the board of directors of BES since 1992. Mr. Oliveira has been a director of several companies in Portugal. Currently, he is a director of Olinveste SGPS, Lda. and serves as chairman of ACRO – SGPS, S.A., Diliva – Sociedade de Investimentos Imobilários, S.A., Saramagos – Sociedade Produtora de Energia, S.A., Urpor – Imobiliária, S.A., and Texarte Texteis, S.A. He is also a director of Espírito Santo Financial (Portugal) – SGPS, S.A. and Espírito Santo International, S.A. His current term of service as a Director expires in 2008.

José Maria Espírito Santo Silva Ricciardi, age 49, was appointed to the Board of Directors in 2001. He was appointed to the board of directors of BES in March 1999 and is a member of the executive committee. Mr. Ricciardi is a director of BES Investimento do Brasil, S.A., Benito y Monjardin, SV, S.A., E.S. Investment, Plc, Espírito Santo Dealer – Sociedade Financeira de Corretagem, S.A., ESSI – Comunicações, SGPS, S.A., ESSI – Investimentos, SGPS, S.A., ESSI, SGPS, S.A., Multiger – Sociedade de Compra, Venda e Administração de Propriedades, S.A. He is vice-chairman of Banco Espírito Santo Investimento (of which he is chairman of the executive committee), ESAF – Espírito Santo Activos Financeiros – SGPS, S.A., and a director of BESPAR – SGPS, S.A., Espírito Santo Cobranças, S.A. and Coporgest – Companhia Portuguesa de Gestão e Desenvolvimento Imobiliário, S.A. Mr. Ricciardi worked at Banco Interatlantico (Brazil), in the GES Holding Company in Brazil and in Luxembourg. Mr. Ricciardi is the son of Antonio Luís R. Ricciardi and a cousin of Ricardo Salgado, José Manuel Pinheiro Espírito Santo Silva, Manuel Fernando de Moniz Galvão Espírito Santo Silva and Ricardo Abecassis Espírito Santo Silva. His current term of service as a Director expires in 2008.

Juan Villalonga Navarro, age 50, was appointed to the Board of Directors in 2001. He was formerly the chairman and chief executive of Telefonica Group in Spain. Immediately prior to that he headed the activities of Bankers Trust Company in Spain and Portugal. Before that Mr. Villalonga worked for CS First Boston in Spain and McKinsey & Co. in the United States, Portugal, Italy and Spain. He is a member of the Advisory Board of the Ben-Gurion University in Israel. His current term of service as a Director expires in 2008.

Othman Benjelloun, age 71, joined the Board of Directors in 2002. Mr. Benjelloun has served as Chairman of Banque Marocaine de Commerce Exterieur, BMCE Bank, since 1995. Mr. Benjelloun is chairman of the Moroccan Bankers’ Association, chairman of the Moroccan-American Trade and Investment Board and an advisor to the Center for Strategic International Studies in Washington D.C. In 1995, Mr. Benjelloun set up the Foundation BMCE, in Morocco, which has as its principal aims the advancement

Back to Contents

of literacy in rural areas and the protection of the environment. His current term of service as a Director expires in 2008.

José Pedro Torres Garcia Caldeira da Silva, age 45, joined the Board of Directors in 2002. Mr. Caldeira da Silva has been chief executive officer of Compagnie Bancaire Espírito Santo since 1998. He joined CBESSA in 1989 after working in the corporate finance division of BASF AG in Germany and abroad from 1985 to 1989. His current term of service as a Director expires in 2008.

Compensation

During the year ended December 31, 2003, the aggregate compensation paid to the Directors of ESFG was euro 3.3 million.

Certain ESFG subsidiaries have established discretionary profit sharing plans pursuant to which a part of the net income of each year is distributed to the Directors, officers and current employees during the following year. The total amount for distribution, if any, is proposed by the Board of Directors of the subsidiary and approved by its shareholders in a general assembly. The allocation of the total amount approved by the shareholders is determined by the board of directors of that subsidiary on a discretionary basis in accordance with its assessment of the performance of each director, officer and staff personnel. The amount distributed pursuant to such plans in 2003 to certain Directors of ESFG was euro 0.3 million.

BES and its subsidiaries have established a discretionary profit sharing plan known as the Objectives and Incentives System (“SOI”) pursuant to which a part of the net income of each year is distributed to directors, officers and current employees during the following year. The total amount to be distributed each year, if any, is proposed by the board of directors of each subsidiary and approved by the shareholders. The allocation of the amount approved by the shareholders among eligible participants is determined by the board of directors of the subsidiary on a discretionary basis in accordance with its assessment of the performance of each director, officer and staff member. The amount distributed to directors of BES and its subsidiaries during 2003, related to profits of the year ended December 31, 2002, was euro 2,208 thousand. Euro 22,968 thousand was distributed to employees.

BES and its subsidiaries have also established a Stock Based Incentive Scheme (“SIBA”). This incentive scheme consists in the sale to BES Group employees of one or more blocks of BES ordinary shares with deferred settlement. From the start, the universal nature of this system together with its medium-term perspective has proven effective in retaining the most talented employees and allowing BES Group employees to share in the value created within the BES Group. The employees eligible to participate in the SIBA are the members of the executive committee and current employees of the Bank and the employees and executive board members of other BES Group companies. The board of directors of BES, based on a proposal submitted by the executive committee, selects the eligible participants and determines the quantity of shares to be made available to each of them. To the extent eligible participants include members of the BES executive committee, selection and allocation of shares under the SIBA is made by the BES remuneration committee.

The unit selling price of BES ordinary shares sold under the SIBA is calculated by dividing the value of the shares closing price in the Euronext-Lisbon Stock Exchange session immediately prior to the date of the sale by the total number of shares, plus the value corresponding to the expected dividends that may be attributed to these shares up to the date of their redemption, plus the value equivalent to financial charges on eventual loans granted under capital increases by cash inflows.

Back to Contents

Each program has two components, which expire according to the following schedule:

SIBA schedule
Year (N) of the programme	Tranches		Expiration year

2001	A	30%	N + 2	*
	B	70%	N + 4

2002	A	30%	N + 2	*
	B	70%	N + 4

2003	A	30%	N + 2	*
	B	70%	N + 4

*	Extendable for two more years

During 2003, 2,518,027 ordinary shares were sold to eligible employees under the SIBA, of which 225,885 shares were sold to BES directors. Since the implementation of the SIBA, a total of 9,885,464 shares have been sold to employees. As of December 31, 2003, there were 8,359 thousand shares outstanding, representing 2.79% of the total share capital of the Bank. Shares allocated under the SIBA program were purchased by the Bank in the market and sold to eligible employees.

As of December 31, 2003, the Group had an asset of euro 12.0 million, representing accrued premium payments made by the Company to purchase life insurance coverage for the benefit of some of its Directors. These life insurance policies provide post-retirement income to covered Directors as well as death benefits to their heirs or other beneficiaries upon the Directors’ death. The Company is reimbursed for the full premium payments it has made under these policies out of the death benefit proceeds.

The total amount of pension benefits accrued for Directors during 2003 was euro 0.3 million.

Board Practices

The Group does not have agreements with its directors that provide for payments or benefits upon termination.

The Board currently does not act through committees. The Company’s audit committee will be in place as required by July 2005.

Share Ownership of Board of Directors

As of June 24, 2004, 101 shares of ESFG were owned, directly or indirectly, by the Directors of ESFG. The Directors of ESFG disclaim beneficial ownership of Shares of ESFG held by E.S. International or other Group companies of which they are directors. Some of the Directors of ESFG are also directors and shareholders of ES International S.A. Please refer to “Item 7. – Major Shareholders and Related Party Transactions” for more information.

Back to Contents

Employees

The Group employed in the aggregate approximately 9,739 persons at December 31, 2003 (compared with 10,127 at December 31, 2002 and 10,973 at December 31, 2001), including approximately 912 outside Portugal. Certain terms and conditions of employment in private sector banks in Portugal are negotiated with trade unions, and wage negotiations occur on an industry-wide basis. The Group has not experienced any material labor problems, and ESFG believes that the Group’s relations with its employees are generally satisfactory.

Geographic Location	2001	2002	2003

Portugal	9,798	9,256	8,827
European Union	768	582	559
Rest of Europe	125	101	111
North America	102	80	83
Latin America	168	96	105
Asia	12	12	12
Africa	–	–	42

	10,973	10,127	9,739

Activities
Banking	7,290	6,822	5,989
Leasing	106	109	102
Consumer credit	271	278	74
Asset management	209	205	200
Brokerage	338	248	165
Factoring	53	53	56
Insurance	1,359	1,390	1,141
Others	1,347	1,022	2,012

	10,973	10,127	9,739

Employment
Senior management	743	768	719
Middle management	1,493	1,460	1,372
Specialists	3,727	2,895	3,279
Administrative personnel	4,770	4,438	4,237
Auxiliary personnel	240	566	132

	10,973	10,127	9,739

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of June 20, 2004, E.S. International S.A. (“E.S. International”), a limited liability corporation (société anonyme) incorporated under the laws of Luxembourg, held directly or indirectly 26,989,331 Shares, or approximately 56.15% of the share capital of ESFG. There are no restrictions on E.S. International’s ability to dispose of any or all of its holding of ESFG. E.S. International is the immediate holding company of ESFG. Each of the directors of E.S. International is also a Director of ESFG.

The Company’s major shareholder’s voting rights do not differ from those of other shareholders.

The Company’s Shares are issued in bearer and registered form. The following table sets forth to the best of the Company’s knowledge information with respect to the persons known to the Company to be the owner of 5% or more of any class of the Company’s voting securities as of June 20, 2004:

Title and Class	Identity of Person or Group	Number of Shares Owned	Percent of Class

Ordinary Shares	E.S. International (1)	26,989,331	56.15%
(1)
E.S. International directly owns 40.5% of the Shares of ESFG; the remaining Shares are mainly held indirectly through Espírito Santo Irmaos S.A., a limited liability corporation organized under the laws of Portugal controlled by E.S. International.

As of June 24, 2004, 101 outstanding Shares of ESFG were owned, directly or indirectly, by the Directors of ESFG. The Directors of ESFG disclaim beneficial ownership of Shares held by E.S. International or other Group companies of which they are directors.

E.S. International is 53% owned, directly or indirectly, by members of the Espírito Santo family and certain Portuguese nationals close to the family (including certain of the directors of E.S. International and ESFG). Private individuals not related to the family hold the balance of the shares in E.S. International.

ESFG does not know of any arrangements the operation of which may at a subsequent date result in a change of its control.

As of June 21, 2004, there were no US record holders on the Company’s share register. As of that date there were 150 registered holders of ADSs representing 28,614,821 ordinary Shares, or approximately 59.73% of the total number of outstanding ordinary Shares at such date. See “Item 9. The Offering and Listing” for additional information about US holders of ESFG’s Shares.

Related Party Transactions

The Group has business relationships with a number of entities in which it owns significant equity interests, which own significant equity stakes in the Group, or with which it is otherwise associated. It also has business relationships with a number of entities in which members of its Board of Directors hold management positions. With the exception of the business relationships described below, none of these relationships are material to the Group or any related counterparty nor are any related party transactions considered by the Group to be unusual in their nature of conditions. Moreover, the Group conducts all of its business with these entities on terms equivalent to those that would exist if it did not have equity interests in them or management members in common and were not otherwise associated with them, and it has conducted business with these companies on that basis in each of 2001, 2002 and 2003.

At December 31, 2003, the Group had balance sheet positions with related parties of euro 953.9 million in assets, including euro 768.0 million related to E.S. International and other E.S. International controlled companies, and euro 87.3 million in liabilities. During 2003, the maximum exposure was approximately euro 974.5 billion. In 2003, the Group achieved interest income in the amount of euro 21.4 million from related party transactions.

The Group’s balance sheet exposure to related parties consists principally of loans to E.S. International entities to finance long-term investments and construction projects, mainly in Portugal, and includes:

Back to Contents

•	loans in the amount of euro 127.9 million to Espírito Santo BVI Participation Ltd.;

•	loans in the amount of euro 107.8 million to Espírito Santo International SA;

•	loans in the amount of euro 30.0 million to Espírito Santo Industrial SA;

•	loans in the amount of euro 87.8 million to Espírito Santo Property Holding SA;

•	loans in the amount of euro 221.1 million to Espírito Santo Resources Ltd.;

•	loans in the amount of euro 24.8 million to Es Saúde, SGPS; and

•	loans in the amount of euro 54.4 million to Portugália

The terms and conditions of these loans are in line with market terms and conditions. In addition, the Group’s balance sheet exposure to related parties includes loans to ESFG Directors and companies controlled by non-executive Directors of the BES Group. Loans made to companies controlled by non-executive directors of BES Group companies amounted to euro 185.9 million at December 31, 2003, while direct loans to ESFG directors amounted to euro 2.5 million. All loans to related parties were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features. In 2003, an aggregate amount of euro 203.7 million of loans and advances to related parties was repaid in cash, compared with euro 124.6 million in 2002. See “Item 4. Information on the Company – Selected Statistical Information – Description of Assets and Liabilities – Loan Portfolio” for additional information about related party loans.

As of the date of this report, no other transactions with a related party which are material to the Group or the related counterparty or which are unusual in their nature or conditions have taken place or are being considered.

See Note 31 to the Consolidated Financial Statements for additional information on related party transactions.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements”.

Legal Proceedings

The Group is not aware of any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Group’s financial position or profitability.

Significant Changes

None.

Back to Contents

ITEM 9. THE OFFERING AND LISTING

Since June 1994, the principal trading market for the company’s ordinary shares (the “Shares”), represented by American Depositary Shares (“ADSs”), has been the New York Stock Exchange. Prior to that time, there was no public market for the Shares or ADSs in the United States and neither the Shares nor the ADSs were listed or quoted on any recognized stock exchange in the United States. The Bank of New York is the depositary (the “Depositary”) for the ADSs. Each ADS represents one Share of the Company. The table below sets forth, for the periods indicated, the reported high and low quoted prices for the outstanding ADSs on the New York Stock Exchange for the two most recent years.

New York Stock Exchange
	ADSs
Fiscal year ended December 31	High	Low

	(USD)
1999	20.13	14.31
2000	19.81	15.13
2001	19.00	15.44
2002	18.00	14.40
2003	21.49	18.90

	Price Per Share
Calendar Period	High	Low

	(USD)
2002
First Quarter	17.76	16.55
Second Quarter	18.00	15.80
Third Quarter	16.10	14.40
Fourth Quarter	17.47	14.59

2003
First Quarter	17.75	15.75
Second Quarter	17.57	15.97
Third Quarter	16.64	15.80
Fourth Quarter	21.49	15.90

2004
First Quarter	21.90	19.21
Second Quarter (through June 24)	21.10	19.65

	Price Per Share
Calendar Period	High	Low

	(USD)
December 2003	21.49	18.90
January 2004	21.49	19.21
February 2004	21.10	19.84
March 2004	21.28	19.47
April 2004	20.90	19.65
May 2004	20.65	19.92
June 2004 (through June 24, 2004)	21.10	20.51

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

Back to Contents

Luxembourg Stock Exchange
	Price Per Share
Fiscal year ended December 31	High	Low

	(USD)
1999 (1)	19.75	14.19

	(euro)
1999 (1)	16.25	14.20
2000	23.50	15.00
2001	22.75	16.75
2002	20.00	14.65
2003	16.35	15.69

	Price Per Share
Calendar Period	High	Low

	(euro)
2002
First Quarter	20.00	18.75
Second Quarter	17.00	16.32
Third Quarter	16.10	14.65
Fourth Quarter	17.20	14.71

2003
First Quarter	16.75	14.50
Second Quarter	15.55	14.30
Third Quarter	15.00	14.15
Fourth Quarter	16.35	13.50

2004
First Quarter	17.15	15.69
Second Quarter (through June 24, 2004)	17.25	16.75

	Price Per Share
Calendar Period	High	Low

	(euro)
December 2003	16.35	15.69
January 2004	17.15	15.69
February 2004
March 2004	17.00	16.20
April 2004	17.00	16.85
May 2004	17.00	16.01
June 2004 (through June 24, 2004)	17.25	16.75
(1)	Since July 1999, the Shares have been denominated in euros and the prices in Luxembourg became denominated in euros.

As of June 24, 2004, there were no US record holders on the Company’s share register and 159 registered holders of ADSs representing 27,813,247 Shares, or approximately 58.05% of the total number of outstanding Shares at such date. Since certain of the Shares and ADSs are held by brokers and other nominees, the above numbers may not be representative of the actual number of US beneficial holders or of the number of Shares or ADSs beneficially held by US persons. In addition, since Shares are available in bearer form, ESFG does not have information on the actual number of US residents who are beneficial owners of its Shares.

Back to Contents

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following information is a summary of the rights of holders of ESFG’s Shares under the material provisions of ESFG’s articles of association and the laws on commercial companies of the Grand-Duchy of Luxembourg. This summary is qualified in its entirety by reference to applicable legislation and ESFG’s articles of association. Holders of ESFG’s Shares are encouraged to read the full articles of association, which are filed as an exhibit to this Form 20-F.

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

Directors

Members of the Board may be shareholders or outsiders elected by the general meeting of shareholders. Directors are elected for six-year periods and may be re-elected. The Board is vested with the powers to perform all acts necessary or useful to accomplish ESFG’s objects. ESFG will be bound by the joint signature of any two Directors or by the sole signature of the person to whom the daily management of ESFG has been delegated, but within limits of such daily management or by the signatures of any persons to whom a special signatory power has been delegated by the Board, but only within the limits of such power.

The necessary quorum for a Board resolution is a majority of the Directors, either present or represented. Board resolutions are validly passed when approved by the majority of the Directors present as represented.

Directors are not required to retire at a particular age.

Limitations on Voting and Shareholding

There are no limitations imposed by the laws of Grand-Duchy of Luxembourg or ESFG’s memorandum and articles of association on the right of non-residents or foreign persons to hold or vote ESFG’s Shares, other than the limitation that would generally apply to all of ESFG’s shareholders.

Back to Contents

Summary of Significant Differences Between Luxembourg Corporate Governance Practices and the NYSE’s Corporate Governance Standards

Overview

The following paragraphs provide a brief, general summary of significant differences between corporate governance standards followed by the Company under Luxembourg law and certain corporate governance standards required by the listing standards of the New York Stock Exchange, Inc. (the “NYSE”) of U.S. companies that have common stock listed on the NYSE.

The principal source of corporate governance standards in Luxembourg is the Companies Act of 1915.

The NYSE listing standards are available on the NYSE’s website at http://www.nyse.com.

Composition of Board of Directors; Independence; Chairman and CEO.

The NYSE listing standards provide that the board of directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence.

Luxembourg law does not contain any independence requirement for the members of the board of directors of a Luxembourg company.

Based on the independence criteria set forth in the NYSE independence criteria, the Company considers that of its nineteen directors, three are independent.

As in a U.S. listed company, the functions of board chairman and chief executive officer are frequently performed by the same person in Luxembourg companies, and this is the case for ESFG.

Board Committees

Overview. The NYSE listing standards require that a U.S. listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

Luxembourg law requires neither the establishment of board committees nor the adoption of written charters. As a société de participations financieres, most of the Company’s executive officers are not compensated in their capacity as officers of the Company. Accordingly, the Company does not have any current plan to establish a compensation committee. It also does not have any current plan to establish a nominating committee. As discussed below, however, the Company is in the process of establishing an audit committee.

Audit committee. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies, which, among other things, regulate the relationship between listed companies and their outside auditor. Starting on July 31, 2005, some, but not all, of these requirements will also apply to non-U.S. NYSE listed companies, such as the Company. For the time being, however, the NYSE listing standards do not require that non-U.S. listed companies, such as the Company, have an audit committee. The Company is in the process of establishing an audit committee, which will be in place on or before the July 31, 2005 deadline. All of the Company’s audit committee members will be independent.

One structural difference between the legal status of the audit committee of a U.S. listed company and that of a Luxembourg listed company concerns the degree of the committee’s involvement in managing the relationship between the company and the auditor. While the NYSE listing standards require that the audit committee of a U.S. listed company have direct responsibility for the appointment, compensation, retention, and oversight of the work of the auditor, Luxembourg law provides that the election and dismissal of a company’s auditor is the sole responsibility of the shareholders’ meeting. In making its decision, the shareholders’ meeting may rely on proposals submitted to it by the board of directors. After the shareholders’ meeting elects the auditors, the board of directors is responsible for engaging the auditor, setting the terms of

Back to Contents

the engagement and administering the engagement on a day-to-day basis. Following establishment by ESFG of its audit committee, the board will delegate this responsibility to the committee.

Disclosure

The NYSE listing standards require U.S. listed companies to adopt and post on their websites a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation. In addition, the chief executive officer of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to shareholders.

Luxembourg law requires neither the adoption of corporate governance guidelines nor the publication of annual compliance certifications.

Code of Business Conduct and Ethics

The NYSE listing standards require U.S. listed companies (but not non-U.S. listed companies like the Company) to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. In addition, under the SEC’s rules, all companies required to submit periodic reports to the SEC, including the Company, must disclose in their annual reports whether they have adopted a code of ethics for their senior financial officers, and if not, why not. The SEC rules require that, if a company has adopted a code of ethics, it must file a copy of the code with the SEC, post the text of the code on its website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules.

There are no similar requirements under Luxembourg law. The Company’s principal operating subsidiary, BES, has adopted a detailed code of ethics as required by Portuguese law. The Board has likewise also adopted a code of ethics applicable to all Directors, Officers and employees of the Company. See “Item 16B. Code of Ethics” for additional information.

Material Contracts

None.

Exchange Controls

Luxembourg

There are currently no Luxembourg laws, regulations or foreign exchange control restrictions on the export or import of capital or on the remittance of dividends to non-resident holders of ESFG’s securities.

Portugal

Portugal is not subject to foreign exchange controls.

Presently, a non-resident of Portugal who wishes to invest in quoted securities may open a special share portfolio account with a commercial bank. The investor may then buy and sell quoted securities with some restrictions, see “Item 4. Information on the Company – Supervision and Regulation – Portugal”, and repatriate the proceeds. The individual buying and selling decisions are not subject to consent. However, ownership interests in Portuguese companies are regularly monitored by the Bank of Portugal through mandatory provision of monthly capital account position statements. Dividends may be freely transferred to a foreign country.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Under the Treaty, US Holders that are eligible for the benefits of the Treaty are subject to Luxembourg withholding at a rate of 15% on dividends paid by ESFG, and 5% for a corporate US Holder that beneficially owns 10% or more of ESFG’s voting stock. Requests for refunds of withholding tax deducted by ESFG must be addressed to the Luxembourg Administration des Contributions Directes using the forms available for this purpose and must be accompanied by appropriate evidence justifying a refund.

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

United States

Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, US Holders are subject to United States federal income taxation on the gross amount of any dividend paid by ESFG out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). Dividends paid to a noncorporate US Holder in taxable years beginning after December 31, 2002 and before January l, 2009 that constitute qualified dividend income will be taxable to such holder at a maximum rate of 15% if the holder held the Shares or ADSs or more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by the Company with respect to the Shares or ADSs generally will be qualified dividend income. The dividend is taxable to the US Holder when it is actually or constructively received by the holder, in the case of Shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in a US Holder’s income will be the U.S. dollar value of the euro payment made, determined at the spot euro/U.S. dollar exchange rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the US Holder’s basis in the Shares or ADSs and thereafter as capital gain.

Back to Contents

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

Passive Foreign Investment Company Rules

ESFG believes that Shares and ADSs should not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change.

In general, ESFG will be a PFIC with respect to a US Holder if, for any taxable year in which the US Holder held ADSs or Shares, either (i) at least 75% of the gross income of ESFG for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of ESFG’s assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation (as in the case of ESFG’s ownership of BES and Tranquilidade), the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving its proportionate share of the other corporation’s income. Passive income does not include, however, income derived in the active conduct of a banking business by an active bank (as determined for purposes of the PFIC rules) and its qualified bank affiliates and income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business.

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

Back to Contents

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

The credit and market risk management process is controlled and supervised by the Bank’s Credit and Financial Committee, which meets daily and is composed primarily of the Executive Committee of the Board of Directors of the Bank, and is chaired by Dr. Ricardo Salgado, Chairman of the Executive Committee. The Credit and Financial Committee is responsible for establishing the Group’s risk tolerance parameters through the setting of market and credit risk limits, monitoring current market and credit risk positions, and approving all major business decisions which increase the Group’s market or credit risk.

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

Back to Contents

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

Equity Price Risk

The Group is exposed to equity price risk as a consequence of its proprietary trading activity in the stock markets and in related derivative financial instruments. Equity price risk results from changes in the level or volatility of equity prices which affect the value of equity securities or instruments that derive their value from a particular stock, a basket of stocks or a stock index. The Group does not attempt to hedge its exposure to equity price risk.

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

Sensitivity analysis is a methodology whereby hypothetical changes in market conditions are used to predict reasonably possible near-term (up to one year) results. Sensitivity analysis is used to estimate potential losses based on parallel and non-parallel shifts in the relevant interest rate yield curves, foreign currency exchange rates and equity prices, and based on extreme changes in market conditions through stress testing. Losses are defined as the reduction in the fair value of the Group’s financial assets and liabilities caused by these hypothetical changes. For interest rate risk, potential losses are determined by comparing the fair value of financial assets and liabilities based upon discounted cash flows with the fair value originated by a

Back to Contents

simulated interest rate. For foreign currency exchange risk, potential losses are determined by comparing the fair value in euros of the Group’s open foreign currency position with the fair value of a hypothetical exchange rate. For equity price risk, potential losses are calculated as a percentage of the equity security’s current market value, or, in the case of related derivative financial instruments, the change in the fair value of the derivative financial instrument based on a hypothetical change in the value of the underlying equity, basket of equities or index.

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

The Group has performed an entity-wide sensitivity analysis of all of the Group’s financial assets and liabilities, except for the interest rate risk analysis, in which the analysis includes financial assets and liabilities whose next repricing date is more than one year from December 31, 2003. Management believes that the estimated market risk of financial assets that reprice within one year is immaterial to the ESFG Group. The interest rate risk calculation assumed both a +10% and -10% shift in the relevant interest rate yield curves at December 31, 2003, the foreign currency exchange risk calculation assumed both a +10% and -10% change in the foreign currency exchange rates at December 31, 2003, and the equity price risk calculation assumed a +10 and -10% change in equity prices at December 31, 2003. The amounts presented in the tables below represent the aggregate of the worst case impacts of the two modeling parameters for each type of market risk as computed for each of the financial assets and liabilities covered by the analysis at December 31, 2002 and 2003.

Back to Contents

	Interest rate risk

	2002			2003

	Trading	Non-trading	Total	Trading	Non-trading	Total

	(euro millions)
EUR	(77.76)	(17.93)	(95.69)	(3.39)	(109.84)	(113.23)
GBP	(1.25)	(0.15)	(1.09)	(9.04)	(0.33)	(8.71)
AUD	(0.70)	–	(0.70)	–	–	–
PNL	(0.47)	–	(0.47)	(0.19)	–	(0.19)
SEK	(0.66)	(0.06)	(0.72)	(0.08)	(0.04)	(0.12)
USD	(3.67)	(2.59)	(1.81)	(15.05)	(22.10)	(37.15)
DKK	(0.27)	–	(0.27)	(0.16)	–	(0.16)

	Foreign exchange risk

	2002			2003

	Trading	Non-trading	Total	Trading	Non-trading	Total

	(euro millions)
BRL	–	(0.54)	(0.54)	(4.04)	(4.31)	(8.35)
CAD	–	(0.31)	(0.31)	–	(1.00)	(1.00)
GBP	–	(0.72)	(0.72)	(0.03)	(0.97)	(1.00)
JPY	(0.54)	(0.03)	(0.51)	(2.66)	(0.19)	(2.47)
SEK	–	(0.25)	(0.25)	–	(0.11)	(0.11)
USD	(3.59)	(1.00)	(4.59)	(1.35)	(4.53)	(5.88)
ZAR	–	–	–	(1.73)	(0.11)	(1.61)

	Equity risk

	2002			2003

	Trading	Non-trading	Total	Trading	Non-trading	Total

	(euro millions)
EUR	(59.04)	(1.39)	(60.43)	(56.69)	(2.87)	(59.56)
GBP	(0.85)	–	(0.85)	–	–	–
USD	(0.12)	(0.46)	(0.58)	(0.95)	(0.62)	(1.58)

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

Back to Contents

As part of the Group risk management, the following developments should be noted:

•
implementation, on an experimental basis, of a new rating model specifically devised to make an assessment based on standardized and more efficient criteria that are applicable to the majority of the business sector included in the medium-sized companies segment (which is referred to as Consistent Sectors);

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

Operating risk

The Group is subject to operating risk, which is defined as the potential for loss arising from limitations in the Group’s financial systems and controls, deficiencies in the execution of legal and fiduciary responsibilities, deficiencies in technology and the risk of loss attributable to operational problems and fraud. These risks are less direct than credit and market risk, but managing them is essential, particularly in a rapidly changing business environment with increasing transaction volumes and complexity. In order to reduce or mitigate its operating risk, the Bank has established and maintains an internal controls environment which incorporates various control mechanisms at different levels throughout the organization. These control mechanisms are designed to ensure that the Group’s various businesses are operating within established corporate policies and limits.

While establishing an integrated risk management framework, under the structure of the Global Risk Department, priority was given to the development of the credit and market risk frameworks. Operational risk is managed by the individual in charge of the relevant operations. The identification of potential high risks triggers an internal audit process.

Following the development of credit and market risk frameworks and, considering also the importance of operational risk as one of the major cost sources of financial institutions as well as the discussions undertaken in the Basel Committee regarding capital allocation and operational risk management, the Group recently launched a process to identify the major sources and key indicators of operational risk (transactional, human, technological, legal and tax, disaster and regulatory).

Back to Contents

The project includes the analysis of the following items:

•
proposal and approval of strategy and policies for the management of operational risk by the Board of Directors, to be implemented by senior management, to permit the integration of the different initiatives which are being undertaken individually by the management of business lines and operational processes;

•	identification and definition of the departments to have responsibility for analysing, quantifying, monitoring and controlling operational risk;

•	implementation of an integrated database of events;

•
implementation of an integrated framework to assess operational risk by business line, based on the monitoring and reporting of pre-defined key indicators to permit the identification of risk sources, anticipate events, implement corrective initiatives and analyse trends and correlations; and

•	capital allocation to operational risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

The Company, under the supervision and with the participation of its principal executive and financial officer, Mr. Espírito Santo Salgado, who is Chairman of the Board, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2003. These controls and procedures are designed to ensure that all material financial and non-financial information that the Company is required to disclose in documents filed with, or submitted to, the SEC is recorded, processed, summarized and reported in a timely manner. Although the Company believes that its existing disclosure controls and procedures are adequate to enable it to comply with applicable disclosure obligations, it is in the process of finalizing the implementation of changes responding to recent legislation and regulations, primarily to formalize and document the controls and procedures that are already in place.

In evaluating the Company’s disclosure controls and procedures, the Company’s principal executive and financial officer, Mr. Espírito Santo Salgado, recognized that any controls and procedures, no matter how well-designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired objectives. In recognition of this fact, he concluded, based on his evaluation, that, as of December 31, 2003, the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

In 2003, there were no significant changes in the Group’s internal controls or in other factors that could significantly affect these controls.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Although the Company is in the process of establishing an audit committee, it does not currently have such a committee and, accordingly, does not have an audit committee financial expert. The Company’s audit committee will be in place as required by July 2005. The Board will address the question of whether the Company will have an audit committee financial expert in connection with the establishment of the committee.

ITEM 16B. CODE OF ETHICS

On June 28, 2004, the Board approved a Code of Ethics applicable to all Directors, Officers and employees of the Company. Please visit the Company’s website at www.esfg.com to view a copy of the Code of Ethics.

Back to Contents

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides an overview of the fees billed by KPMG, our principal accountant in respect of 2002 and 2003, for professional services performed in respect of each of these years.

	Year ended December 31,
	2002	2003

	(euro millions)
Audit fees	2,170.1	2,062.4
Audit – related fees	277.9	128.6
Tax fees	38.3	393.7
Other fees	5.1	435.9

	2,491.4	3,020.6

The above table sets forth the aggregate fees billed by KPMG for services performed in connection with the preparation of the Group’s consolidated and unconsolidated financial statements (“Audit fees”); audit and related services usually undertaken in connection with the preparation of audited financial statements (“Audit – related fees”); services related to ongoing tax compliance, planning and advice (“Tax fees”); as well as other services not considered above (“ Other fees”).

Because the Company has not yet established an audit committee, the responsibilities which would otherwise be those of the audit committee are currently fulfilled by the Board of Directors as a whole.

In particular, the Board annually pre-approves the engagement of KPMG to audit the Group’s financial statements. In addition, the Board has adopted policies and procedures for the pre-approval of certain non-audit services for which ESFG and its subsidiaries may engage KPMG. The Group’s pre-approval policies and procedures encompass certain permitted audit-related services, tax advice compliance, planning and advice services and other services, subject, in each case, to a monetary limit of euro 100,000. Information on all engagements of KPMG entered into pursuant to these policies and procedures is required to be periodically submitted to the Board. All engagements entailing fees of greater than euro 100,000 and all engagements of KPMG for services that are not expressly included on the Group’s list of pre-approved non-audit services is subject to specific pre-approval by the Board on a case-by-case basis.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not yet applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not yet applicable.

Back to Contents

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements, together with the reports of KPMG and PricewaterhouseCoopers thereon, are filed as part of this Annual Report. The Group’s Consolidated Financial Statements as of and for the years ended December 31, 2001 have been audited by PricewaterhouseCoopers, and the Group’s Consolidated Financial Statements as of and for the years ended December 31, 2002 and 2003 have been audited by KPMG.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit 1	Memorandum and Articles of Association of Espírito Santo Financial Group, S.A. (incorporated by reference to ESFG’s Annual Report on Form 20-F filed on July 14, 2003, as amended).

Exhibit 8	List of Subsidiaries (See “Item 4. Information on the Company – Organizational Structure”).

Exhibit 12	Certification of Ricardo Espírito Santo Silva Salgado filed pursuant to 17 CFR 240.13a-14(a).

Exhibit 13	Certification of Ricardo Espírito Santo Silva Salgado furnished pursuant to 17 CFR 240.13a-14(b).

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report hereby on its behalf.

Dated: June 30, 2004	ESPÍRITO SANTO FINANCIAL GROUP S.A. (Registrant)

By: /s/ RICARDO ESPÍRITO SANTO SILVA SALGADO

Name: Ricardo Espírito Santo Silva Salgado
Title: Chairman of the Board and Principal Executive and Financial Officer

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of
Espírito Santo Financial Group SA

We have audited the accompanying consolidated balance sheets of Espírito Santo Financial Group SA and subsidiaries (the “Group”) as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2003 and 2002, and the results of its operations and the cash flows for the years ended December 31, 2003 and 2002, in conformity with generally accepted accounting principles in Portugal as referred to in note 2 to the financial statements.

The financial statements have been prepared in accordance with generally accepted accounting principles in Portugal. The generally accepted accounting principles in Portugal vary in certain material respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of net income for the years ended December 31, 2003 and 2002 and the determination of shareholders’ equity at December 31, 2003 and 2002 to the extent summarized in note 35 of the notes to the financial statements.

Lisbon, Portugal
April 16, 2004
(Except for notes 35 and 37 which are as of 30 June, 2004)

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

REPORT OF INDEPENDENT AUDITORS — Continued

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

Accounting principles generally accepted in Portugal vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Euros for each of the two years in the period ended December 31, 2001 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in Euros at December 31, 2001 and 2000 to the extent summarized in Note 35 to the consolidated financial statements.

PricewaterhouseCoopers S.à r.l.	Luxembourg, May 8, 2002
Réviseur d’entreprises	(except for note 35, dated July 4, 2002)
Represented by
Ian Whitecourt

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED BALANCE SHEETS

		December 31,
	Notes	2002	2003

		(In millions of Euro)
ASSETS
Cash and due from banks	3	1 815.2	1 627.3
Interest-earning deposits with banks	3	4 929.7	5 676.1
Trading account securities	4	483.3	458.2
Investment securities	5	7 947.7	8 465.6
Loans and advances to customers	6	27 199.5	27 590.1
Provision for loan losses	6 and 19	(782.6)	(820.1)
Other equity holdings	7	808.4	799.5
Accrued interest income		252.6	226.0
Property and equipment	8	527.6	440.7
Other assets	9	2 407.2	3 200.0

TOTAL ASSETS		45 588.6	47 663.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits from banks	12	3 977.0	3 412.8
Demand deposits	10 and 12	6 832.2	6 602.8
Time deposits	10 and 12	12 383.4	12 838.0
Securities sold under repurchase agreements	12	1 536.3	458.2
Other short-term borrowings	11 and 12	1 433.5	1 812.5
Insurance reserves	13	4 977.5	5 383.5
Accrued interest and other liabilities	14	1 088.6	1 670.7
Corporate borrowings and long-term debt	15	10 983.1	12 923.3
Convertible bonds	16	307.3	310.0

TOTAL LIABILITIES		43 518.9	45 411.8

MINORITY INTERESTS	17	2 029.4	2 167.3

SHAREHOLDERS’ EQUITY
Ordinary shares, EUR10 par value;
100 000 000 shares authorised (2002: 100 000 000)
47 908 555 shares issued	18	479.1	479.1
Treasury shares, at cost	18	(35.9)	—
Retained earnings and reserves		(407.8)	(396.0)
Accumulated other comprehensive income		4.9	1.2

TOTAL SHAREHOLDERS’ EQUITY		40.3	84.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		45 588.6	47 663.4

Commitments, contingencies and derivative and other financial instruments with off-balance sheet risk (Note 32).

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF INCOME

		Years ended December 31,
	Notes	2001	2002	2003

		(In millions of Euro)
INTEREST INCOME
Interest on loans		1 631.3	1 489.6	1 267.5
Interest and dividends on securities:
Trading securities		28.0	98.0	59.1
Investment securities		242.0	180.5	208.5
Other interest income		244.6	119.6	136.7

Total interest income		2 145.9	1 887.7	1 671.8

INTEREST EXPENSE
Interest on deposits		859.9	524.1	419.1
Interest on securities sold under repurchase agreements		28.2	41.9	28.6
Interest on short-term borrowings		95.0	47.5	33.1
Interest on corporate borrowings and long-term debt		402.4	438.3	432.2
Interest on convertible bonds		1.3	12.9	15.5

Total interest expense		1 386.8	1 064.7	928.5

NET INTEREST INCOME		759.1	823.0	743.3
Provisions for loan losses	6 and 19	(143.1	(231.8	(264.0)

Net interest income after provision for loan losses		616.0	591.2	479.3

OTHER INCOME
Fee and commission income		295.4	297.5	356.1
Net trading account profits/(losses)		(2.3	(47.3	21.4
Net investment securities gains/(losses)		(50.9	(30.2	28.7
Insurance premiums	20	1 168.0	1 080.3	1 258.0
Other insurance income	20	163.7	(5.6	203.2
Net gains on foreign currency and financial derivatives transactions		147.1	216.5	182.3
Other operating income	21	132.8	152.4	235.0

Total other income		1 853.8	1 663.6	2 284.7

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF INCOME — CONTINUED

		Years ended December 31,

	Notes	2001		2002		2003

		(In millions of Euro, except for earnings per share)
OTHER EXPENSES
Salaries and benefits	22	439.7		441.8		444.7
Occupancy cost		53.9		55.2		53.5
Insurance benefits and claims	23	1 161.4		1 053.1		1 228.9
Insurance underwriting and related expenses	24	96.2		86.0		84.7
Depreciation	8	62.9		65.6		55.3
Amortization	9	81.8		90.6		101.9
Other expenses	25	344.3		345.1		474.5

Total other expenses		2 240.2		2 137.4		2 443.5

Income before income taxes and minority interests		229.6		117.4		320.5
Income taxes	26	(49.4)		(14.2)		(66.7)
Minority interests in income of consolidated subsidiaries		(169.4)		(146.4)		(217.7)
Income/(losses) in associated undertakings		0.2		(1.9)		(0.2)

NET INCOME (LOSS)		11.0		(45.1)		35.9

NET INCOME (LOSS) PER SHARE
Basic	27	0.25		(1.04)		0.79
Diluted	27	0.25	(1)	(1.04	)(1)	0.79 (1)
Weighted average number of shares outstanding:
For basic earnings per share	27	44 253 510		43 253 371		45 643 406
For diluted earnings per share	27	44 253 510	(1)	43 253 371	(1)	45 643 406 (1)

(1)	Convertible bonds interest and obtainable shares are excluded from the calculation due to anti-dilutive effect (see Note 27).

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2001	2002	2003

		(In millions of Euro)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		11.0	(45.1)	35.9
Adjustments to reconcile net income to cash
provided by operating activities:
Provisions for loan losses		143.1	231.8	264.0
Provisions on investment in real estate		1.1	2.9	2.5
Depreciation and amortization		144.5	156.0	157.2
Minority interests in income of consolidated subsidiaries		169.4	146.4	169.6
Equity in unremitted (gains) losses of associates		(0.2)	1.9	0.2
Bonus paid to employees		(28.0)	(21.6)	(25.2)
Attribution to pension fund		(111.2)	(316.3)	(250.9)
Increase in insurance reserves		460.9	474.6	408.3
Increase in provision for general banking risks		6.0	0.5	91.5
Increase in provision for liabilities and charges		2.4	1.3	33.4
Decrease in accrued interest and other liabilities/assets		197.3	268.8	295.0
Net gains on sale of property and equipment		(3.5)	(5.5)	(9.4)
Net gains on sale of real-estate		(2.4)	—	(0.2)
Net changes in trading account securities		(2.3)	142.3	8.2
Net investment securities unrealized losses		26.4	150.0	73.4
Net gains on sale of investments in Group companies		(59.7)	(8.4)	(76.6)

Net cash provided by operating activities		954.8	1 179.6	1 176.9

CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease in interest-earning deposits		1 165.9	190.4	145.5
Net increase in loans and advances to customers		(2 522.3)	(1 264.7)	(536.4)
Purchase of property and equipment		(58.2)	(52.3)	(37.8)
Sale of property and equipment		30.4	12.8	69.0
Increase in investments in Group companies		(64.8)	(42.8)	(31.7)
Sale of investments in Group companies		101.2	—	94.2
Investment securities:
Purchases		(31 186.3)	(742 482.5)	(29 696.5)
Sales of debt securities		26 815.1	740 140.1	24 927.3
Sales of other securities		1 608.4	1 148.9	1 081.3
Maturities		1 365.1	1 061.8	2 993.9
Investment in real estate, net		15.8	(21.2)	(41.1)
Other, net		0.3	(375.5)	(10.0)

Net cash used in investing activities		(2 729.4)	(1 685.0)	(1 042.3)

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF CASH FLOWS — Continued

		Year ended December 31,
	Notes	2001	2002	2003

		(In millions of Euro)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) increase in deposits from banks		627.3	278.6	(564.2)
Net increase (decrease) in demand and savings deposits		560.2	170.2	(229.4)
Net increase in time deposits		277.8	367.8	454.6
Net increase (decrease) in securities sold under repurchase agreements		62.4	774.4	(1 078.2)
Minority interest in subsidiaries share capital increase		—	421.4	—
Net (increase) decrease in treasury shares		(35.5)	28.2	35.9
Increase in corporate borrowings and long-term debt		5 326.9	3 283.5	2 592.7
Decrease in corporate borrowings and long-term debt		(3 025.0)	(2 842.4)	(1 055.5)
Increase in preferred shares		—	—	450.0
Decrease in preferred shares		—	—	(361.6)
Dividends paid		(92.2)	(70.9)	(53.9)
Net increase (decrease) in other short-term borrowings		(309.3)	(495.9)	379.0

		3 392.6	1 914.9	569.4

NET INCREASE IN CASH AND CASH EQUIVALENTS		1 618.0	1 409.5	704.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	2 406.5	4 024.5	5 434.0

CASH AND CASH EQUIVALENTS AT END OF YEAR	3	4 024.5	5 434.0	6 138.0

Supplemental cash flow information:
Cash paid during the year:
Interest paid		1 372.7	1 057.4	996.6
Interest received		2 154.5	1 896.8	1 810.8
Income tax paid		62.3	50.8	44.9

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Total Shareholders’ equity	Ordinary shares	Treasury shares	Accumulated other comprehensive income	Goodwill	Other reserves and retained earnings

	(In millions of Euro)
Balance as at 31 December 2000	169.3	479.1	(72.8)	(6.7)	(466.2)	235.9
Dividends on ordinary shares (EUR 0.74 per share)	(32.8)	—	—	—	—	(32.8)
Bonus paid to employees net of minority interest	(9.6)	—	—	—	—	(9.6)
Attribution to pension fund net of minority interest	(35.8)	—	—	—	—	(35.8)
Reinforcement of insurance reserves net of minority interest	(10.0)	—	—	—	—	(10.0)
Goodwill arising on consolidation	(16.3)	—	—	—	(16.3)	—
Revaluation of assets during the year	(3.0)	—	—	—	—	(3.0)
Effect of foreign exchange translation	5.3	—	—	5.3	—	—
Unrealized gains on investment securities held by insurance operations net of minority interest	15.2	—	—	15.2	—	—
Treasury shares acquired	(0.3)	—	(0.3)	—	—	—
Net income	11.0	—	—	—	—	11.0

Balance as at 31 December 2001	93.0	479.1	(73.1)	13.8	(482.5)	155.7
Dividends on ordinary shares (EUR 0.21 per share)	(8.1)	—	—	—	—	(8.1)
Bonus shares attributed to shareholders	—	—	9.0	—	—	(9.0)
Bonus paid to employees net of minority interest	(7.0)	—	—	—	—	(7.0)
Attribution to pension fund net of minority interest	(1.0)	—	—	—	—	(1.0)
Provision for unconsolidated equity holdings (Regulation 4/2002 issued by the Bank of Portugal), net of minority interest	(9.4)	—	—	—	—	(9.4)
Sale of IASA	—	—	—	—	19.9	(19.9)
Goodwill arising on consolidation	(13.2)	—	—	—	(13.2)	—
Opening balance of deferred tax asset recognised by the insurance business (net of minority interest)	2.5	—	—	—	—	2.5
Effect of foreign exchange translation arising on consolidation	(12.3)	—	—	(12.3)	—	—
Unrealized gains on investment securities held by insurance operations net of minority interest	3.4	—	—	3.4	—	—
Other reserves arising on consolidation	9.3	—	—	—	—	9.3
Treasury shares sold	28.2	—	28.2	—	—	—
Net income	(45.1)	—	—	—	—	(45.1)

Balance as at 31 December 2002	40.3	479.1	(35.9)	4.9	(475.8)	68.0
Bonus paid to employees net of minority interest	(8.2)	—	—	—	—	(8.2)
Provision for unconsolidated equity holdings (Regulation 4/2002 issued by the Bank of Portugal), net of minority interest	(5.8)	—	—	—	—	(5.8)
Goodwill arising on consolidation	(10.6)	—	—	—	(10.6)	—
Effect of foreign exchange translation arising on consolidation	(11.5)	—	—	(11.5)	—	—
Unrealized gains on investment securities held by insurance operations net of minority interest	7.8	—	—	7.8	—	—
Other reserves arising on consolidation	0.5	—	—	—	—	0.5
Treasury shares sold	35.9	—	35.9	—	—	—
Net income	35.9	—	—	—	—	35.9

Balance as at 31 December 2003	84.3	479.1	—	1.2	(486.4)	90.4

Comprehensive income
Year end 31 December 2001	31.5	—	—	20.5	—	11.0

Year end 31 December 2002	(54.0)	—	—	(8.9)	—	(45.1)

Year end 31 December 2003	32.2	—	—	(3.7)	—	35.9

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003

NOTE 1 — BACKGROUND AND BUSINESS ORGANIZATION

Espírito Santo Financial Group SA (ESFG), formerly Espírito Santo Financial Holding SA, is a limited liability company (“société anonyme”) incorporated under the laws of the Grand Duchy of Luxembourg on November 28, 1984. ESFG was formed to become a holding company for all of E.S. International SA’s (ESI), formerly E.S. International Holding SA (ESIH), financial and insurance operations. ESI, the principal shareholder, is a Luxembourg based holding company for the interests of the Espírito Santo family. The non-financial interests of ESI are held by Espírito Santo Resources Ltd., Bahamas (ESR), which is engaged in agriculture, hotels, catering, real estate and other businesses. As used hereafter, the “Group” refers to ESFG and its subsidiaries.

Through its subsidiaries, the Group engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stock broking and private banking, and a full line of insurance operations. The Group conducts its commercial banking activities primarily through Banco Espírito Santo, S.A. (BES), a diversified global financial services firm and Banco Internacional de Crédito, SA (BIC), a commercial bank specializing in residential mortgage loans. The Group’s investment banking business is managed primarily through Banco Espírito Santo de Investimento, SA (BESI), based in Portugal, while its asset management activities are operated through Espírito Santo Activos Financeiros, SGPS, SA (ESAF) and Compagnie Bancaire Espírito Santo SA, based in Portugal and Switzerland, respectively. The Group conducts its stockbrokerage activities through Espírito Santo Dealer-Sociedade Financeira de Corretagem, SA (ES Dealer), a subsidiary of BESI, and Benito y Monjardín SA SVP (Benito y Monjardín) which operates in Spain. The Group conducts its insurance business mainly through Companhia de Seguros Tranquilidade SA (Tranquilidade), and Companhia de Seguros Tranquilidade Vida SA (Tranquilidade Vida).

The Group holds a voting interest of 49.24% (2002: 48.4%) in BES, a level which cannot exceed 50% without triggering provisions of the Portuguese takeover law, which would require it to offer to purchase all of the outstanding shares. Nevertheless, the Group consolidates BES because its voting interest gives it the effective equivalent of voting control.

During 2001, the Group sold 9.5% of Tranquilidade-Vida to third parties and increased its holding in Via Banque from 73.9% to 100%. At the beginning of 2002 the French subsidiary of the Group, Banque Espírito Santo et de la Vénétie, Paris and Via Banque merged their activities. In June 2003 BES sold a 45% stake of Credibom, a company specialized in consumer credit finance, to Banque Sofinco, keeping however a 15% interest in Credibom. This sale generated an extraordinary result of EUR 65.3 millions, before minority interests.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Group Consolidated Subsidiaries and Associates

The Group is engaged principally in two business areas concentrated mainly in Portugal: banking and insurance. Its operations outside of this country complement its Portuguese activities.

The following describes the main activity of each of the Group’s subsidiaries and associates as at December 31, 2003:

Company	Short name	Activity	Location

Advancecare – Gestão de Serviços de Saúde, SA	ADVANCECARE	Managed care	Portugal
Banco Espírito Santo dos Açores, SA	BAC	Commercial Banking	Azores Island
Banco Espírito Santo, SA	BES	Commercial Banking	Portugal
BES Finance Ltd.	BES FINANCE	Financing vehicle	Cayman Islands
BES International, SGPS, SA	BES INT SGPS	Holding company	Portugal (Madeira)
BES Overseas Ltd.	BES OVERSEAS	Financing vehicle	Cayman Islands
BES Securities SA	BES Securities	Brokerage house	Brazil
Banque Espírito Santo et de la Vénétie, SA	BES VENETIE	Commercial Banking	France
Banco Espírito Santo de Angola, SARL.	BESA	Commercial Banking	Angola
Banco Espírito Santo de Investimento, SA	BESI	Investment banking	Portugal
BES Investimento Brazil SA	BESI BRAZIL	Investment banking	Brazil
Bank Espírito Santo International Ltd.	BESIL	Commercial Banking	Cayman Islands
BESLEASING Imobiliária – Sociedade de Locação Financeira, SA	BESLEASING IMOBILIARIA	Leasing	Portugal
BESLEASING Mobiliária – Sociedade de Locação Financeira, SA	BESLEASING MOBILIARIA	Leasing	Portugal
Banco Espírito Santo North American Capital Corp.	BESNAC	Financing vehicle	USA
Banco Espírito Santo do Oriente, SA	BES-ORIENTE	Commercial Banking	Macau
BESPAR, SGPS, SA	BESPAR	Holding company	Portugal
Banco Espírito Santo, SA	BESSA	Commercial Banking	Spain
Banco Electrónico de Serviço Total, S.A.	BEST	Internet Banking	Portugal
Banco Internacional de Crédito, SA	BIC	Commercial Banking	Portugal
Benito y Monjardín SVB	BYM	Brokerage house	Spain
Benito y Monjardín, S.A.	BYM IBIZA	Brokerage house	Spain
Compagnie Bancaire Espírito Santo, SA	CBESSA	Asset management	Switzerland
CÊNTIMO – Sociedade de Serviços, Lda	CÊNTIMO	Custodian company	Portugal
CENTUM – Sociedade Gestora de Participações Sociais, SA	CENTUM	Holding company	Portugal
Clarity Incentive Systems, Inc.	CLARITY	Payment solutions development	USA
Capital Mais – Assessoria Financeira, SA	CMAF	Advisory services	Portugal
COMINVEST – Sociedade de Gestão e Investimento Imobiliário, SA	COMINVEST	Real-estate	Portugal
COMPRINVEST, SGPS, S.A.	COMPRINVEST	Holding company	Portugal (Madeira)
COSIM – Société Financière et Immobilière	COSIM	Real-estate	France
CREDIBOM SFAC, SA	CREDIBOM	Consumer credit	Portugal
CREDIFLASH Sociedade Financeira para Acquisições a Crédito, SA	CREDIFLASH	Consumer credit	Portugal
ERNIO INGENIEROS, SA	ERNIO INGENIEROS	Other	Spain
Espírito Santo Prestação de Serviços, ACE	ES ACE	Shared services company	Portugal
Espírito Santo Belgique, SA	ES BELGIQUE	Representation office	Belgium
ES CAPITAL – Sociedade de Capital de Risco, SA	ES CAPITAL	Venture capital	Portugal
Espírito Santo Cobranças, SA	ES COBRANÇAS	Debt collection	Portugal
ES CONCESSÕES, SGPS, S.A.	ES CONCESSÕES		Portugal

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Company	Short name	Activity	Location

Espírito Santo Contact Center, Gestão de Call Centers, SA	ES CONTACT CENTER	Call center services	Portugal
Espírito Santo Dealer – Sociedade Financeira de corretagem, SA	ES DEALER	Brokerage house	Portugal
Espírito Santo Gestion, SA	ES GESTION	Insurance broker	Spain
ES Interaction – Sistemas de Informação Interactivos, SA	ES INTERACTION	Computer services	Portugal
Espírito Santo Investment PLC	ES INVESTMENT PLC	Brokerage house	Ireland
Espírito Santo Pensiones, SGFP, SA	ES PENSIONES	Asset management – Pension funds	Spain
Espírito Santo PLC	ES PLC	Non-bank finance company	Ireland
Espírito Santo Representações Lda	ES REPRESENTAÇÕES	Representation office	Brazil
Espírito Santo Saúde SGPS, SA	ES SAUDE	Holding company	Portugal
Espírito Santo Equipamentos e Segurança, SA	ES SEGURANÇA	Security equipment	Portugal
Espírito Santo Companhia de Seguros, SA	ES SEGUROS	Insurance	Portugal
Espírito Santo Servicios, SA	ES SERVICIOS	Insurance	Spain
ES Tech Ventures, S.A.(a)	ES TECH VENTURES	Holding company	Portugal
ES Tech Ventures DESG – Desenvolvimento Empresarial e Serviços de Gestão, SA(b)	ES TECH VENTURES DESG	Advisory services	Portugal
ES VENTURE SA	ES VENTURE	Holding company	British Virgin Islands
Espírito Santo Activos Financeiros SGPS, SA	ESAF – SGPS	Holding company	Portugal
ESAF International Distributors Associates, Ltd	ESAF IDA	Distribution company	British Virgin Islands
Espírito Santo Participações Internacionais SGPS SA	ESAF PI	Holding company	Portugal (Madeira)
ESAF SA – Espírito Santo Activos Financeiros	ESAF SA	Advisory services	Spain
Espírito Santo Fundos de Investimentos Imobiliarios, SA	ESAF-FII	Asset management – Mortgage funds	Portugal
Espírito Santo Fundos de Investimentos Mobiliarios, SA	ESAF-FIM	Asset management – Securities funds	Portugal
Espírito Santo Fundo de Pensões, SA	ESAF-FP	Asset management – Pension funds	Portugal
Espírito Santo International Management, SA	ESAF-IM	Asset management – Securities funds	Luxembourg
Espírito Santo Bank	ESB	Commercial Banking	USA
Espírito Santo Bank (Panama), SA	ESB PANAMA	Commercial Banking	Panama
Espírito Santo e Comercial de Lisboa Inc.	ESCLINC	Representation office	USA
Espírito Santo Data Informática, SA	ESDATA	Computer services	Portugal
ESEGUR – Empresa de Segurança, SA	ESEGUR	Private security services	Portugal
Espírito Santo Financial (Portugal), SGPS, SA	ESF(P)	Holding company	Portugal
Espírito Santo Financial Consultants, SA	ESFC	Portfolio management	Portugal
ESFG Overseas Ltd.	ESFG OVERSEAS	Financing vehicle	Cayman Islands
Espírito Santo Financière, SA	ESFIL	Holding company	Luxembourg
Espírito Santo Gestão de Instalações, Aprovisionamento e Comunicações, SA	ESGEST	Technical services	Portugal
Espírito Santo Gestão de Patrimónios, SA	ESGP	Portfolio management	Portugal
Espírito Santo Innovation, SA	ESI	Computer services	Portugal
Espírito Santo Investimentos Lda	ESI INVESTIMENTOS	Investment banking	Brazil
Espírito Santo Inter-Atlântico Companhia de Seguros, SA	ESIA	Insurance	Portugal
Espírito Santo International Asset Management Ltd.	ESIAM	Advisory services	British Virgin Islands

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Company	Short name	Activity	Location

Espírito Santo Overseas Ltd.	ESOL	Financing vehicle	Cayman Islands
Espírito Santo do Oriente – Estudos Financeiros e de Mercado de Capitais Lda	ESOR	Consulting	Macau
ESSI Comunicações, SGPS, SA	ESSI COMUNICAÇÕES	Holding company	Portugal
ESSI Investimentos, SGPS, SA	ESSI INVESTIMENTOS	Holding company	Portugal
ESSI, SGPS, SA	ESSI SGPS	Holding company	Portugal
ESUMÉDICA – Prestação de Cuidados Médicos, SA	ESUMEDICA	Health care	Portugal
Euro Service Collect	EURO SERVICE COLLECT	Debt collection	France
EUROGES – Aquisição de Créditos a Curto Prazo, SA	EUROGES	Factoring	Portugal
EUROP ASSISTANCE – Companhia Portuguesa de Seguros de Assistência, SA	EUROP ASSISTANCE	Private assistance	Portugal
FIDUPRIVATE -Sociedade de Serviços, Consultadorie e Administração de Empresas, SA	FIDUPRIVATE	Consulting	Portugal
GESFINC – Espírito Santo Estudos Financeiros e de Mercado de Capitais, SA	GESFINC	Underwriting and sector analysis	Portugal
JAMPUR – Trading International, Lda	JAMPUR	Support services	Portugal
KUTAYA – Trading International, Lda	KUTAYA	Support services	Madeira
LOCARENT – Companhia Portuguesa de Aluguer de Viaturas, SA	LOCARENT	Consumer finance	Portugal
LOCAUMAT – Locaumat, SA	LOCAUMAT	Leasing	France
OBLOG Software, SA	OBLOG	Software development	Portugal
Omnium Lyonnais de Participations Industrielles, SA	OLPI	Investment company	France
PARTRAN,SGPS, SA	PARTRAN	Holding company	Portugal
PORTLINE	PORTLINE	Naval transport	Portugal
QUADRIGA – Telemática e Comunicações, SA	QUADRIGA	Sofware development	Portugal
QUINTA DOS CONEGOS – Sociedade Imobiliária, SA	QUINTA DOS CONEGOS	Real estate	Portugal
SAGEFI – Société Antillaise de Gestion Financière, SA	SAGEFI	Consumer credit	Guadeloupe
SCI BOURDONNAIS 42 – Société Civile Immobilière	SCI BOURDONNAIS	Real estate	France
SCI Georges Mandel – Société Immobilière du 45 Avenue Gorges Mandel	SCI Georges Mandel	Real estate	France
SGPICE Sociedade de Serviços de Gestão, SA	SGPICE	Management of internet portals	Portugal
SLMB – Société Lyonnaise de Marchands de Biens	SLMB	Real estate	France
SPAINVEST, SA	SPAINVEST	Holding company	Luxembourg
TRANQUILIDADE – Companhia de Seguros Tranquilidade, SA	TRANQUILIDADE	Insurance	Portugal
TRANQUILIDADE SGPS – Tranquilidade SGPS-Unipessoal, Lda	TRANQUILIDADE SGPS	Holding insurance company	Portugal
TRANQUILIDADE-VIDA – Companhia de Seguros Tranquilidade Vida, SA	TRANQUILIDADE-VIDA	Life insurance	Portugal

(a)	formerly BES.COM
(b)	formerly BES.COM DESG

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The voting rights and economic interests as at December 31, 2002 and 2003 are as follows:

	December 31, 2002		December 31, 2003
	Voting interest	Economic interest	Voting interest	Economic interest

ADVANCECARE	51.0%	30.9%	51.0%	30.9%
BAC	60.0%	19.3%	58.2%	19.0%
BES	48.4%	32.1%	49.2%	32.7%
BES FINANCE	100.0%	32.1%	100.0%	32.7%
BES INT SGPS	100.0%	32.1%	100.0%	32.7%
BES OVERSEAS	100.0%	32.1%	100.0%	32.7%
BES SECURITIES	80.0%	20.5%	100.0%	26.2%
BES VENETIE	82.0%	54.8%	82.0%	55.1%
BESA	100.0%	32.1%	100.0%	32.7%
BESI	100.0%	32.1%	100.0%	32.7%
BESI BRAZIL	80.0%	25.7%	80.0%	26.2%
BESIL	100.0%	32.1%	100.0%	32.7%
BESLEASING IMOBILIARIA	83.7%	27.2%	84.2%	27.8%
BESLEASING MOBILIARIA	84.5%	27.4%	84.9%	28.0%
BESNAC	100.0%	32.1%	100.0%	32.7%
BES-ORIENTE	99.8%	32.1%	99.8%	32.6%
BESPAR	66.9%	66.9%	66.9%	66.9%
BESSA	100.0%	32.1%	100.0%	32.7%
BEST	66.0%	21.2%	66.0%	21.6%
BIC	100.0%	32.1%	100.0%	32.7%
BYM	100.0%	32.1%	100.0%	32.7%
BYM IBIZA	—	—	100.0%	32.7%
CBESSA	100.0%	100.0%	100.0%	100.0%
CENTIMO	100.0%	32.1%	100.0%	32.7%
CENTUM	100.0%	100.0%	100.0%	100.0%
CLARITY	33.2%	10.7%	46.3%	15.1%
CMAF	100.0%	30.3%	100.0%	30.8%
COMINVEST	49.0%	22.6%	49.0%	22.7%
COMPRINVEST	—	—	100.0%	32.7%
COSIM	99.7%	54.7%	99.7%	54.9%
CREDIBOM	60.0%	19.3%	15.0%	4.9%
CREDIFLASH	100.0%	31.6%	100.0%	32.2%
ERNIO INGENIEROS	69.7%	22.4%	67.1%	21.9%
ES ACE	100.0%	32.1%	100.0%	32.7%
ES BELGIQUE	100.0%	100.0%	100.0%	100.0%
ES CAPITAL	99.7%	32.1%	99.7%	32.6%
ES COBRANÇAS	100.0%	30.5%	90.6%	29.6%
ES CONCESSOES	100.0%	32.1%	100.0%	32.7%
ES CONTACT CENTER	100.0%	38.5%	100.0%	38.8%
ES DEALER	100.0%	32.1%	100.0%	32.7%
ES GESTION	100.0%	30.3%	100.0%	31.8%
ES INTERACTION	100.0%	32.8%	100.0%	33.3%
ES INVESTMENT PLC	100.0%	32.1%	100.0%	32.7%
ES PENSIONES	100.0%	32.1%	100.0%	31.8%
ES PLC	100.0%	32.1%	100.0%	32.7%
ES REPRESENTAÇÕES	100.0%	32.1%	100.0%	32.7%
ES SAUDE	41.0%	28.1%	41.0%	28.2%

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

	December 31, 2002		December 31, 2003
	Voting interest	Economic interest	Voting interest	Economic interest

ES SECURITIES	100.0%	32.1%	—	—
ES SEGURANÇA	75.0%	61.2%	75.0%	61.2%
ES SEGUROS	100.0%	53.0%	100.0%	53.2%
ES SERVICIOS	100.0%	32.1%	100.0%	32.7%
ES TECH VENTURES(a)	100.0%	32.1%	100.0%	32.7%
ES TECH VENTURES DESG(b)	100.0%	32.1%	100.0%	32.7%
ES VENTURE	—	—	100.0%	100.0%
ESAF – SGPS	90.0%	30.3%	90.0%	30.8%
ESAF Capital Management Ltd.	100.0%	30.3%	—	—
ESAF HOLDING	100.0%	30.3%	—	—
ESAF ID	100.0%	30.3%	—	—
ESAF IDA	100.0%	30.3%	100.0%	30.8%
ESAF PI	100.0%	30.3%	100.0%	30.8%
ESAF SA	100.0%	31.2%	100.0%	31.8%
ESAF-FII	100.0%	30.3%	100.0%	30.8%
ESAF-FIM	100.0%	30.3%	100.0%	30.8%
ESAF-FP	100.0%	30.3%	100.0%	30.8%
ESAF-IM	99.8%	30.3%	99.8%	30.8%
ESB	98.5%	31.6%	98.5%	32.2%
ESB PANAMA	66.7%	66.7%	66.7%	66.7%
ESCLINC	100.0%	32.1%	100.0%	32.7%
ESDATA	76.1%	32.1%	76.1%	32.4%
ESEGUR	29.0%	9.3%	34.0%	11.1%
ESF(P)	100.0%	100.0%	100.0%	100.0%
ESFC	92.8%	29.8%	100.0%	32.7%
ESFG OVERSEAS	100.0%	0.0%	100.0%	0.0%
ESFIL	100.0%	100.0%	100.0%	100.0%
ESGEST	100.0%	32.1%	100.0%	32.7%
ESGP	100.0%	30.3%	100.0%	30.8%
ESI	100.0%	32.1%	100.0%	32.4%
ESI INVESTIMENTOS	100.0%	32.1%	100.0%	32.7%
ESIA	100.0%	100.0%	100.0%	100.0%
ESIAM	49.0%	14.9%	49.0%	15.1%
ESOL	100.0%	0.0%	100.0%	0.0%
ESOR	90.0%	28.9%	90.0%	29.3%
ESSI COMUNICAÇÕES	100.0%	32.1%	100.0%	32.7%
ESSI INVESTIMENTOS	100.0%	32.1%	100.0%	32.7%
ESSI SGPS	100.0%	32.1%	100.0%	32.7%
ESUMEDICA	100.0%	53.5%	100.0%	53.6%
EURO SERVICE COLLECT	100.0%	54.8%	100.0%	55.1%
EUROGES	100.0%	32.1%	100.0%	32.7%
EUROP ASSISTANCE	47.0%	21.9%	47.0%	22.0%
FIDUPRIVATE	99.8%	53.3%	99.8%	53.5%
GESFINC	100.0%	34.7%	100.0%	35.2%
JAMPUR	100.0%	32.1%	100.0%	32.7%
KUTAYA	100.0%	32.1%	100.0%	32.7%
LOCARENT	—	—	45.0%	14.7%
LOCAUMAT	100.0%	54.9%	100.0%	55.1%

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

	December 31, 2002		December 31, 2003
	Voting interest	Economic interest	Voting interest	Economic interest

OBLOG	66.3%	21.3%	66.3%	21.5%
OLPI	99.9%	54.8%	99.9%	55.0%
PARTRAN	66.7%	66.7%	66.7%	66.7%
PORTLINE	33.3%	10.7%	33.3%	10.9%
QUADRIGA	46.5%	14.9%	46.5%	15.2%
QUINTA DOS CONEGOS	99.9%	36.8%	99.9%	37.2%
SAGEFI	38.8%	21.3%	38.8%	21.4%
SCI BOURDONNAIS	—	—	100.0%	100.0%
SCI Georges Mandel	100.0%	49.7%	100.0%	50.1%
SGPICE	33.3%	10.7%	33.3%	10.9%
SLMB	99.8%	55.0%	99.8%	55.0%
SPAINVEST	100.0%	32.1%	100.0%	32.7%
TRANQUILIDADE	100.0%	66.7%	100.0%	66.7%
TRANQUILIDADE SGPS	100.0%	60.5%	100.0%	60.5%
TRANQUILIDADE-VIDA	90.5%	60.5%	90.5%	60.5%

(a)	formerly BES.COM
(b)	formerly BES.COM DESG

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements have been prepared, for all years presented, in conformity with generally accepted accounting principles in Portugal for the banking and insurance industries (Portuguese GAAP). In Portugal, insurance companies which are owned by banks are accounted for under the equity method. Considering that ESFG exercises control over these companies, they have been incorporated under the full consolidation method to give a true and fair view of the Group’s interest in those companies.

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

Significant differences between Portuguese GAAP and the generally accepted accounting principles in the United States (US GAAP) and their effect on the net income and on shareholders’ equity are set forth in Note 35.

Principles of consolidation

The consolidated financial statements include the accounts of ESFG and its subsidiary companies, in which it directly, or through its subsidiaries, has a voting interest of more than 50% or effective control. Investments in companies which the Group does not effectively control but has the ability to exercise significant influence over operating and financial policies (associated companies) are accounted for by the equity method and are included in Other equity holdings. The net income or loss attributable to the Group is shown separately in the statement of income.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

In June 2003, the Group sold a 45% stake in Credibom share capital, reducing its holding to 15%, and therefore ESFG consolidated balance sheet as of December 31, 2003, exclude Credibom’s assets and liabilities, while the consolidated statement of income reflect Credibom’s consolidation up to June 30, 2003, since this Company contributed to the Group’s half-year results.

Significant intercompany and interbranch balances and transactions have been eliminated through the process of consolidation of the December 31, 2001, 2002 and 2003 financial statements.

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

Other income and expenses are recognised on an accrual basis. Commission income from financial guarantees, letters of credit and services are taken to income as the service is provided.

Comprehensive income

Comprehensive income represents net income adjusted for accumulated foreign currency translation adjustments and unrealised gains on investment securities available for sale, investments in real estate and property held by insurance operations net of minority interest.

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

Assets, liabilities and off-balance sheet items expressed in foreign currencies, as presented on Note 33, are accounted for in accordance with the following criteria:

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

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

If a derivative instrument classified as hedge is sold or abandoned before its maturity or is reclassified as trading instrument, the realised gain or loss is immediately recognised in the statement of income. If the hedged item is sold or abandoned, or the hedge ceases to be effective, the corresponding derivative instrument is immediately reclassified as a trading instrument.

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

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

Trading positions taken in financial futures issued on organized markets are recorded in the off-balance sheet accounts at their notional amounts and are marked-to-market on a daily basis. Both realised and unrealised gains and losses (i.e. those necessary to close open positions) are taken directly to the statement of income.

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

Premiums paid or received are recorded in the balance sheet until the option is exercised, sold or abandoned. Premiums are recorded in the balance sheet and are marked-to-market on a daily basis against the statement of income. Hedging options are recognised in the statement of income on the same basis as changes in the related hedged item.

Marketable securities received for deposit

Marketable securities received for deposit are recorded in off-balance sheet accounts at market price, or where unquoted, at the corresponding nominal value.

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks and interest-earning deposits with banks due within an original maturity of less than 90 days (see Note 3).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

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

Equity securities held for trading are presented in the balance sheet at market value, or estimated market value, based on quoted market prices, where available. For equity securities included in recognised indexes of the Euronext Lisbon Stock Exchange or listed on other stock exchanges that exhibit an adequate level of depth and liquidity, unrealised gains and losses are recognised in the statement of income. For the remaining equity securities, estimated market values are based on fair values or net asset values depending on the nature and circumstances of the security. For these securities, any unrealised losses are fully provided for and any unrealised gains are deferred in other liabilities until realised.

Investment securities

Investment securities include (a) those available-for-sale within a period of not less than six months and (b) those which the Group have the positive intent and ability to hold until maturity.

Debt securities available for sale or held to maturity are recorded at the lower of amortised cost or market value. Premium or discount calculated at the time of purchase is amortised on a straight line basis over the remaining life and recorded in the statement of income. Accrued interest is recognised as income. Securities with automatic capitalization of interest (zero coupon) include the accruals of such interest.

Potential losses with bonds overdue are provided in accordance with the criterion for credit overdue without collateral, set forth in Regulation no. 3/95, June 30 issued by the Bank of Portugal.

Shares and other variable income securities (available-for-sale) which are not considered of a strategic nature, are stated at the lower of cost or market value (or estimated market value), where any unrealised losses are fully provided through the statement of income. Unrealised gains are not recognised.

The transfer of shares from Investment securities available-for sale to Other equity holdings is accounted for at the respective acquisition cost less impairment losses recognised.

Investment securities for the insurance business

In respect of the Group’s insurance operations the following accounting treatment is adopted for the investment securities portfolio:

Investment securities

Debt securities are carried at acquisition cost, except for the investments for the benefit of life assurance policyholders who bear the investment risk. Interest accrual is made based on nominal value and on the applicable interest rate for the period. Premium or discount is amortised over the period to maturity against the statement of income based on the straight line method.

The equity securities portfolio is valued at the balance sheet date at market value in accordance with the valuation criteria established by the ISP – Portuguese Insurance Institute, the Portuguese Supervisory Authority.

Unrealised gains and losses resulting from the difference between the book value and the value determined in accordance with the valuation criteria stated above, at the balance sheet date, are recorded

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

in shareholders’ equity under Regulatory revaluation reserve which is included in Accumulated other comprehensive income. Any losses not covered by the reserve are charged to the statement of income.

With respect to investments representing life assurance provisions for bonuses and rebates, unrealised gains and losses are transferred to the Fund for future appropriations. Any losses not covered by the Fund for future appropriations are charged to the statement of income.

Transition rules

In 2001, the regulatory authorities issued a transitional rule, rule no. 19/2001-R, of December 4, 2001, allowing the insurance companies to defer unrealised losses generated during 2001 not compensated by the “Fund for future appropriations” and the “Regulatory revaluation reserve” until 2003.

As at December 31, 2001 and 2002 ESFG had deferred in its balance sheet 90% of the unrealised losses generated in 2001 (see Note 9). In 2003, according to the above-mentioned rule, these deferred unrealised losses have been recognised in the statement of income.

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

Investment in other equity holdings and holdings of a strategic nature

Foreign exchange differences resulting from converting into euros at the year-end exchange rate the cost of investments not consolidated expressed in foreign currencies, are included in the balance sheet under Other assets if negative and Other liabilities if positive.

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

These investments are recorded at acquisition cost, less any provisions required by the Bank of Portugal rules, which from June 30, 2002 under Regulation no. 4/2002 are as follows:

The set-up of provisions is required whenever the potential losses in equity holdings are higher than 15% of the acquisition cost. The amount of provision corresponds to 40% of the unrealised losses that exceeds 15% of the acquisition cost.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

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

Increases in unrealised losses that occur after June 30, 2002, during the transition period, related to the equity holdings existing as at December 31, 2001, will be recorded in the period in which they occur.

Decreases in the unrealised losses after June 30, 2002, that occur during the transition period, with reference to the equity holdings as at December 31, 2001, cannot result in a reduction in the levels of provisions set up in the transition period, except if the value of the provision set up exceeds what would be necessary if the transition rules were not applied.

Unrealised losses provided for in 2002 and 2003 for equity holdings held as at December 31, 2001 are recognised against Shareholders’ equity.

Income on these investments is recognised as and when received.

Loans and advances to customers and provision for loan losses

Loans and advances to customers are reported at their outstanding principal amount.

Provision for loan losses for the banking Group in Portugal is determined in accordance with the applicable regulatory requirements issued by the Bank of Portugal and comprises:

(i)
a specific provision based on an aged analysis of overdue loans and interest. Loans are defined as being overdue after 30 days. The rate of provision ranges from 1% to 100%, depending on the age of the debt in relation to its repayment date and varies according to whether or not the credit is collateralized.

(ii)
a specific provision for doubtful loans, in respect of each customer with overdue balance representing 25% or more of its total credit, such provision being based on an amount not less than 50% of the average specific provision coverage required for that customer’s overdue credit. As of August 2003, the provisioning for such credit is done in compliance with Regulation no. 8/2003 of February 8th issued by the Bank of Portugal, which redefined, for prudential reasons, the concept of doubtful loans in relation to the initial maturity and the expected default probability calculated based on the level of provisions for the respective overdue loans.

(iii)
a general provision to cover probable loan losses which are present in any portfolio of bank loans, including guarantee exposures, but which have not been specifically identified as non-performing. In accordance with Regulation no. 8/2003, such provision must not amount to less than 1% of the total performing loans and guarantees excluding:

a.	instalment loans to individuals and consumer loans, for which the minimum provision required is 1.5%; and

b.	mortgage loans collateralized by residential real-estate or residential real-estate finance-lease operations, where the minimum provision required is 0,5%;

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

(iv)
a provision for sovereign risk for financial assets and off-balance sheet items for credit facilities granted to foreign companies or governments considered to be of risk, with the following exceptions:

—	items in foreign branches that are expressed and are payable in the local currency of that country, which are covered by resources expressed in that same currency;

—	equity holdings;

—	foreign branches of banks headquartered in the member states of the European Union;

—	items guaranteed by certain entities, as specified in current legislation, provided that the guarantee include transfer risk; and

—	foreign short-term commercial loans which comply with the Bank of Portugal rules for exemption.

For the Group’s subsidiaries located outside of Portugal, sovereign risk provisions are determined in accordance with local regulations.

In the application of the above loan loss provision procedures there is an overriding requirement that the provision must be sufficient for commercial purposes.

Provision for general banking risks

The Provision for general banking risks included under Other liabilities covers non-specific unidentified risks associated with the activities of the Group and is set-up in accordance with guidelines issued by the Board of Directors of BES.

Property and equipment

Property and equipment are stated at cost or at revalued amounts less accumulated depreciation, for the banking Group.

Revaluations were made up to 1998 by the banking Group, in accordance with applicable Portuguese legislation, by applying government-approved inflation indexes to the historical costs and related accumulated depreciation. The movements arising from such revaluations were recorded in the revaluation reserve in shareholders’ equity. However, by the end of 2000, the revaluations reserves had all been incorporated into issued share capital of the subsidiaries and are consequently included into the consolidated retained earnings and reserves of the Group.

For the insurance sector, Land and buildings are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least in the last 5 years, in accordance with the methods recognised by ISP, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months. Land and buildings in insurance undertakings are not depreciated.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Depreciation is based on cost or revalued amounts and calculated on a straight-line basis using annual rates permitted for tax purposes on a monthly basis. Such rates do not differ significantly from those estimated to be required by reference to useful lives of the related assets summarized below:

Esimated useful life (years)
Buildings (except insurance business)	50
Leashold improvements	10
Computer equipment	4 – 5
Furniture and equipment	4 – 12

Depreciation relating to the revaluation element of fixed assets is only deductible up to 60% for tax purposes.

Investments in real estate

In accordance with regulation issued by the Bank of Portugal, investments in real estate arising out from recovered loans are recorded at the lower of cost or fair value less estimated selling cost and are not depreciated.

For the insurance sector, investments in real estate are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least during the last 5 years, in accordance with the methods recognised by ISP, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months. Real estate in insurance undertakings are not depreciated.

Intangible assets and deferred costs

Intangible assets are included under Other assets and mainly comprise purchased software, share issue costs, preference shares and bond issue costs.

Intangible assets are amortised based on cost using the straight-line method on a monthly basis over three to five years.

Preference shares and bond issue costs are deferred and amortized according to the debt maturity, starting from the date of the issue and following the straight-line method.

Debtors arising out from direct insurance and reinsurance operations

Debtors arising out from direct insurance and reinsurance operations are reported net of provision for doubtful accounts and are included under Other assets.

Insurance reserves

Claims outstanding reflects the estimated total outstanding liability for reported claims, and incurred but not reported claims (IBNR). Reserves are estimated by management based on experience and available data. Adjustments to these reserves are reflected in the financial statements in the years in which the estimate is revised or the claim is settled.

The mathematical reserves relating to obligations to pay life pensions resulting from workmen’s compensation claims is calculated by using actuarial assumptions and formulae established by the ISP, with reference to recognised actuarial methods and current labour legislation. In 2000, the ISP issued a new rule changing the actuarial assumptions to be used in the calculation of the mathematical reserves for workers compensation. In accordance with these new rules and following the approval by the shareholders of Tranquilidade at the General Assembly meeting on March 30, 2002, in agreement with the ISP, this company

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

recognised in 2002 a short-fall in this mathematical reserve of EUR 15.0 million under retained earnings. The effect of the charge on the consolidated retained earnings of the Group at December 31, 2002 was EUR 10 million corresponding to the Group’s ownership in Tranquilidade.

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

Treasury shares

Treasury shares are carried at cost and deducted from shareholders’ equity. Gains and losses arising on the disposal of treasury shares are accounted for as movements in equity.

Income taxes

The Group companies are subject to the various tax laws of the countries in which they are domiciled. For banking business, deferred taxation is provided for at the appropriate rate of taxation where there is a reasonable probability that such taxes will become payable in the foreseeable future. Deferred tax assets are not recognised in accordance with the rules issued by the Bank of Portugal.

During 2002, with the authorisation of the ISP the insurance business applied for the first time the deferred taxes accounting policy. Deferred taxation is provided for at the appropriate rate of taxation where there is a reasonable probability that such taxes will become payable or recoverable in the foreseeable future.

Retirement plans

The most significant Group companies, namely BES, BIC, BES Investimento, Tranquilidade and Tranquilidade Vida, operate defined benefit pension plans mainly arising under collective work contracts or under other arrangements complementary to State social security systems. Past service pension obligations are required to be determined actuarially each year and to be covered by independent pension funds or by provisions which under relevant legislation must be converted into fund contributions in the short to medium term.

Portuguese Banking Subsidiaries

In light of the liabilities assumed by the banking Group in Portugal within the framework as stipulated in the ACTV “Acordo Colectivo de Trabalho Vertical” for the Banking Sector, Pension funds (ACTV Pension

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Funds) designed to cover retirement benefits on account of age, including widows and orphans benefits and disability were set up for the entire work force.

In 1998 the banking Group decided to set up an autonomous open-end pension fund – the Fundo de Pensões Aberto GES – to cover complementary pension benefits of employees and pensioners.

Both funds, “Fundos de Pensões ACTV” and “Fundo de Pensões Aberto GES” are managed by ESAF – Espírito Santo Fundos de Pensões , S.A., a Group subsidiary.

In accordance with Regulation no. 12/2001 issued by the Bank of Portugal, effective from December 31, 2001, the projected benefit obligation is determined using the projected unit credit method, and following the actuarial and financial assumptions in compliance with those required by the Bank of Portugal, as described in Note 28.

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

In accordance with Regulation no. 12/2001, the changes in actuarial assumptions and the expenses with early retirements incurred since 2002 are accounted for as an asset and amortised over 10 years.

The amortisation of the shortfall calculated as at December 31, 1994, regarding employees with estimated retirement date after December 31, 1997, is being charged against the statement of income, on a systematic basis during their remaining expected service years. Annually, extraordinary charges (anticipation charges) are made as a result of the reduction of the population covered by this scheme.

The banking Group make payments to the fund in order to maintain its solvency and to comply with the minimum levels required by the Bank of Portugal, which based on Regulation no. 12/2001 are the following:

•	the liability with pensioners shall be totally funded at the end of each year

•	the liability with employees in service shall be funded at a minimum level of 95%.

Portuguese Insurance Subsidiaries

In accordance with the collective labour agreement for the insurance industry in Portugal, insurance companies pay their employees, who joined the insurance industry before June 1995, a supplementary pension, in addition to the state pension.

Obligations for all past service benefits, whether funded or not, are required by the ISP, to be determined actuarially in accordance with prescribed mortality tables and assumptions (see Note 28).

Any increases in vested benefits, (including actuarial gains and losses), must be recognised in the statement of income as and when they arise.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

In 2002, the ISP authorised the Insurance companies to recognise in the statement of income, during a period of three years, the curtailment costs incurred in the year. The impact of adopting this policy by Tranquilidade is shown in Note 28. In 2003 the Company recognized in the statement of income the deferred costs capitalised in 2002.

Depositor’s guarantee fund

A depositors’ guarantee fund was established by the Portuguese banking regulatory authorities in 1994 in application of Decree-Law no. 298/92, of December 31, requiring the participation of the Portuguese banks of the Group.

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

The paid portion of the annual contributions is recognised as an expense for the financial year in which payment is made. The unpaid portion of the annual contribution that is guaranteed by certificates of deposit will be recognised as an expense, when and if the Deposit Guarantee Fund requires its payment.

Distribution of bonus to employees

In accordance with the by-laws of certain subsidiaries, shareholders are required to approve at the annual general meetings any percentage of profits to be paid to employees. The Boards of Directors decide on the most appropriate criteria for allocation of this amount among employees. These amounts payable to the employees are considered to be a distribution of profits on the same basis as dividends payable to the shareholders because they are legally a reallocation of entitlements from shareholders to employees. This payment is charged to retained earnings in the year in which the shareholders approve the distribution and is deductible for tax purposes from the profits of the year to which it relates.

Securitised assets

The Group carries out asset securitisation transactions with specific financial entities whose funding is guaranteed by debt issuance, by those entities, in international financial markets. The Group’s accounting policy relative to these transactions is to record the sale of assets and derecognise them from the balance sheet whenever the buyer (financial entity) acquires, without recourse, all rights and obligations inherent to these assets (see Note 34). The gain or loss generated in these operations if any, measured by the difference between the proceeds and the book value of the assets sold is recognised as a gain or loss for the period.

The securities acquired by the Group following these transactions are recognised as investment securities.

In compliance with Instruction no. 27/2000 issued by the Bank of Portugal, provisions are recorded against the securities or other assets acquired, by an equivalent amount to the provisions for general and specific risks that the assets sold would require if they had remained in the balance sheet, considering as a limit the book value of the securities and of the other assets acquired.

In case the Group owns clean-up calls not specifically foreseeing that assets should be bought back at market value, the limit for provision charges should be the highest of the following:

•	the book value of the notes and of the other assets acquired in the course of the securitization transaction

or

•	the maximum amount of the clean up call.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Finance lease

•	As lessee

Finance lease contracts are recorded at the inception date, under Property and equipment, at the cost of the asset leased, which is equal to the present value of outstanding lease instalments. The asset is depreciated following the accounting policies applicable to the remaining Property and equipment.

Instalments comprise (i) an interest charge, and (ii) amortisation of principal. Amortisation of principal is deducted from Other liabilities and interest charges are recognised as costs over the lease period, in order to produce a constant periodic rate of interest on the remaining balance of liability for each financial year.

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

Comparative figures

Certain prior year figures have been reclassified and have been subject to additional disclosures to conform to the current year presentation.

NOTE 3 — CASH AND CASH EQUIVALENTS

December 31,
	2002	2003

(In millions of Euro)
Cash and due from banks	1 815.2	1 627.3
Interest-earning deposits with banks	4 929.7	5 676.1

Total	6 744.9	7 303.4
Less: deposits maturing over 3 months	(1 310.9)	(1 165.4)

Total cash and cash equivalents	5 434.0	6 138.0

The balance Cash and cash equivalents includes mandatory deposits with the Bank of Portugal, in the amount of EUR 711.4 million (2002: EUR 754.7 million), intended to satisfy legal minimum cash requirements. According to the European Central Bank Regulation (CE) no. 2818/98, of December 1, 1998, minimum cash requirements kept as deposits with the Bank of Portugal earn interest, and correspond to 2% of deposits and debt certificates maturing in less than 2 years, excluding deposits and debt certificates of institutions subject to the European System of Central Banks’ minimum reserves requirements. At the end of the year, these deposits earned interest at an average rate of 2.32% (31 December 2002 – 3.28%).

With the introduction of the new legal regime for minimum cash requirements, the Group was required to subscribe certificates of deposit, series A and B, issued by the Bank of Portugal, which are included under Interest-earning deposits with banks.

As at 31 December 2003, the Group only held series B certificates of deposit, in the amount of EUR 88.8 million (2002: EUR 175.6 million), which bear interest at the average annual rate of 2.53% (2002 – 3.35%).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

As referred to in the accounting policies related to Depositor’s guarantee fund included in Note 2, from the total amount of certificates of deposit, EUR 38.5 million (2002 – EUR 38.5 million) are pledged in guarantee of the irrevocable commitment for payment of the remaining portion (unpaid portion) of annual contribution from 1997 to 2003 (2002 – from 1997 to 2002) to the Depositor’s guarantee fund.

Besides certificates of deposit, the main interest-earning deposits with banks in Portugal, as at 31 December 2003, bore interest at an average annual interest rate of 2.33% (2002 – 2.86%). Interest-earning deposits abroad, bear interest at international market rates where the Group operates.

Interest-earning deposits with banks is net of a provision of EUR 0.4 million (2002: EUR 0.5 million) (see Note 19).

The analysis of Cash and due from banks and Interest-earning deposits with banks by period to maturity, as at December 31, 2003, is as follows:

	2002	2003

	(In millions of Euro)
Deposits with the Bank of Portugal as part of regulatory deposits	754.7	711.4
Up to 3 months	5 434.0	6 138.0
3 to 12 months	454.1	372.2
1 to 5 years	4.0	5.5
More than 5 years	98.1	76.3

	6 744.9	7 303.4

NOTE 4 — TRADING ACCOUNT SECURITIES

	December 31,
	2002	2003

	(In millions of Euro)
Government agency debt securities	85.6	344.6
Corporate debt securities	167.7	62.9
Marketable equity securities	230.0	50.7

	483.3	458.2

Government agency debt securities for trading purposes include Portuguese government securities amounting to EUR 256.6 million at December 31, 2003 (2002: EUR 31.3 million).

NOTE 5 — INVESTMENT SECURITIES

Investment securities are analysed as follows:

	December 31,
	2002	2003

	(In millions of Euro)
Securities available for sale	7 145.6	7 893.4
Securities held to maturity	802.1	572.2

	7 947.7	8 465.6

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Investment securities comprise securities available for sale and securities held to maturity as follows:

SECURITIES AVAILABLE FOR SALE

	Historical cost	Unrealised gains/(losses) recorded	Carrying amount	Unrealised gains not recorded	Market value

	(In millions of Euro)
December 31, 2003
Government agency debt securities	893.7	17.9	911.6	1.0	912.6
Corporate debt securities	5 597.3	(139.3)	5 458.0	0.6	5 458.6
Marketable equity securities	1 651.4	(127.6)	1 523.8	14.9	1 538.7

	8 142.4	(249.0)	7 893.4	16.5	7 909.9

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market value

	(In millions of Euro)
December 31, 2002
Government agency debt securities	1 881.1	(1.1)	1 880.0	26.8	1 906.8
Corporate debt securities	4 358.7	(147.1)	4 211.6	19.4	4 231.0
Marketable equity securities	1 335.2	(281.2)	1 054.0	15.4	1 069.4

	7 575.0	(429.4)	7 145.6	61.6	7 207.2

As referred to in Note 2, Tranquilidade Vida adopted the transition rules issued by the ISP allowing the deferral of unrealised losses generated in the investments portfolio in 2001 not compensated by the Fund for future appropriations and the Regulatory revaluation reserve. On this basis in 2002 the unrealised losses recorded included EUR 70.8 million deferred in 2001 and 2002, and therefore included under Other assets (see Note 9). In 2003 these unrealised losses deferred in previous years were fully recognised in the statement of income.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

SECURITIES HELD TO MATURITY

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market value

	(In millions of Euro)
December 31, 2003
Government agency debt securities	529.3	(1.3)	528.0	3.0	531.0
Corporate debt securities	44.2	—	44.2	—	44.2

	573.5	(1.3)	572.2	3.0	575.2

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market value

	(In millions of Euro)
December 31, 2002
Government agency debt securities	725.6	(2.7)	722.9	2.9	725.8
Corporate debt securities	79.3	(0.1)	79.2	0.5	79.7

	804.9	(2.8)	802.1	3.4	805.5

The movement on Unrealized gains and losses recorded was as follows:

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
At the beginning of the year	180.3	278.1	432.2
Regulation no. 4/2002 (through equity)	—	4.8	0.7 (1)
Exchange differences and others	1.2	(0.4)	(10.1)
Transfers	1.0	23.3	(1.7)
Unrealized gains on securities recognized by the insurance subsidiaries to shareholders’ equity	—	—	(11.0)
Charge for the year	278.2	286.2	125.5
Write-back for the year	(145.5)	(109.5)	(163.3)
Write-offs	(37.1)	(50.3)	(122.0)

At the end of the year	278.1	432.2	250.3

(1)	Additionally and also in accordance with Regulation no. 4/2002, a release of EUR 1.3 million was taken to the statement of income and is included under write-back for the year.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Proceeds from sales of debt securities (government agency securities and corporate debt securities) and gross realised gains and losses on sales of securities were as follows:

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Proceeds from sales of debt securities	26 815.1	740 140.1	24 927.3
Gross realized gains	158.4	123.4	184.5
Gross realized losses	156.3	99.8	97.3

The maturities of debt securities are as follows:

	December 31, 2003
	Securities available for sale		Securities held to maturity
	Cost	Market value	Cost	Market value

	(In millions of Euro)
Due within one year	638.0	638.0	96.3	96.5
Due from one to five year	1 913.0	1 910.3	460.7	462.2
Due from five to ten years	2 775.0	2 769.3	16.3	16.3
Due after more than ten years	1 165.0	1 053.6	0.2	0.2

	6 491.0	6 371.2	573.5	575.2

	December 31, 2002
	Securities available for sale		Securities held to maturity
	Cost	Market value	Cost	Market value

	(In millions of Euro)
Due within one year	610.4	606.9	149.8	150.0
Due from one to five year	1 528.0	1 434.8	606.2	606.5
Due from five to ten years	2 532.2	2 509.0	48.9	49.0
Due after more than ten years	1 569.2	1 587.1	—	—

	6 239.8	6 137.8	804.9	805.5

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 6 — LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers consist of the following:

	December 31,
	2002	2003

	(In millions of Euro)
Domestic (originated and advanced in Portugal)
Commercial lines of credit	8 387.6	9 161.4
Mortgage loans	8 269.9	7 999.7
Instalment loans to individuals	1 131.1	1 146.0
Commercial bills discounted	1 053.3	1 132.3
Overdrafts	530.9	269.0
Finance leases	911.1	1 004.9
Other credits instruments and bills	420.0	342.7
Factoring	531.8	643.7
Loans to financial institutions	26.6	24.0
Other loans	1 161.9	898.7

	22 424.2	22 622.4

Foreign
Commercial and mortgage loans	4 084.9	3 891.2
Loans to foreign financial institutions	79.5	413.3

	4 164.4	4 304.5

Overdue loans and interest
Domestic	550.2	586.2
Foreign	60.7	77.0

	610.9	663.2

Loans and advances to customers, gross	27 199.5	27 590.1
Less: Provision for loan losses	(782.6)	(820.1)

Loans and advances to customers, net	26 416.9	26 770.0

Loans overdue for less than 90 days	109.2	64.8
Loans overdue for more than 90 days	501.7	598.4

	610.9	663.2

During 2003, BIC carried-out a securitization of mortgage loans for an amount of EUR 1,000 million (see Note 34).

During December 2003 BIC sold to an international financial institution EUR 37.7 million of mortgage non-performing loans.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

As at 31 December 2003 and 2002, Loans and advances to customers, Guarantees and Specific provisions by sector of activity are as follows:

	December 31, 2003
	Loans and advances to customers
Sector of activity	Loans	Overdue	Total	Guarantees	Total	Specific provisions

	(In millions of Euro)
Agriculture	268.1	4.1	272.2	38.2	310.4	6.7
Mining	100.6	2.7	103.3	6.3	109.6	2.3
Food, beverage and tobacco	380.8	10.7	391.5	121.4	512.9	11.4
Textiles	366.0	17.5	383.5	44.4	427.9	16.1
Shoes	94.1	11.2	105.3	6.9	112.2	6.3
Wood and cork	171.0	6.6	177.6	14.4	192.0	7.1
Printing and publishing	218.1	16.3	234.4	31.3	265.7	8.4
Oil refining	13.7	—	13.7	22.2	35.9	0.4
Chemicals and rubber	289.1	5.4	294.5	37.0	331.5	7.9
Non-metalic minerals	259.0	3.2	262.2	35.8	298.0	5.7
Metalic products	282.4	6.4	288.8	36.8	325.6	7.6
Machinery, electronic and electric devices	235.3	13.1	248.4	47.7	296.1	12.6
Production of transport material	81.1	2.5	83.6	54.8	138.4	3.0
Other transforming industries	355.4	21.4	376.8	17.1	393.9	12.2
Electricity, gas and water	361.0	3.8	364.8	290.0	654.8	15.1
Construction	2 446.7	62.5	2 509.2	964.8	3 474.0	62.8
Wholesale and retail	2 603.9	100.6	2 704.5	513.8	3 218.3	107.7
Restaurant and hotels	413.8	7.1	420.9	67.6	488.5	9.0
Transport and communications	966.6	21.7	988.3	399.6	1 387.9	22.9
Financial institutions	2 098.8	23.5	2 122.3	297.0	2 419.3	114.3
Real estate	2 343.1	15.8	2 358.9	337.0	2 695.9	42.2
Services	1 420.2	16.7	1 436.9	527.0	1 963.9	32.4
Public services	397.3	8.3	405.6	47.5	453.1	7.1
Non-profit organisations	799.7	5.6	805.3	169.9	975.2	12.8
Mortgage-loans	8 325.6	158.9	8 484.5	—	8 484.5	157.6
Consumer loans	1 199.7	83.9	1 283.6	61.1	1 344.7	85.4
Other	435.8	33.7	469.5	223.8	693.3	43.1

TOTAL	26 926.9	663.2	27 590.1	4 413.4	32 003.5	820.1

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

	December 31, 2002
	Loans and advances to customers
Sector of activity	Loans	Overdue	Total	Guarantees	Total	Specific provisions

	(In millions of Euro)
Agriculture	258.8	5.7	264.5	33.3	297.8	8.9
Mining	92.1	3.2	95.3	7.0	102.3	2.8
Food, beverage and tobacco	502.7	10.3	513.0	110.4	623.4	16.2
Textiles	350.2	17.7	367.9	43.4	411.3	21.5
Shoes	113.7	3.5	117.2	8.2	125.4	7.1
Wood and cork	152.3	7.3	159.6	12.9	172.5	12.9
Printing and publishing	266.0	2.9	268.9	33.9	302.8	5.8
Oil refining	11.0	0.1	11.1	30.3	41.4	0.1
Non-metalic minerals	257.1	5.2	262.3	32.9	295.2	9.8
Metalic products	253.2	7.7	260.9	24.6	285.5	12.8
Machinery, electronic and electric devices	241.8	6.9	248.7	34.5	283.2	9.7
Production of transport material	290.8	22.3	313.1	62.6	375.7	33.2
Other transforming industries	93.3	4.1	97.4	48.3	145.7	4.3
Electricity, gas and water	407.8	7.5	415.3	15.3	430.6	8.4
Construction	442.9	9.5	452.4	254.2	706.6	4.4
Wholesale and retail	2 320.7	50.3	2 371.0	811.7	3 182.7	61.2
Restaurant and hotels	2 491.4	88.2	2 579.6	419.5	2 999.1	141.1
Transport and communications	363.3	4.6	367.9	64.7	432.6	8.8
Telecommunications	872.4	12.5	884.9	319.1	1 204.0	15.8
Financial institutions	1 663.5	11.8	1 675.3	754.6	2 429.9	21.9
Real estate	2 209.8	32.9	2 242.7	344.7	2 587.4	33.7
Services	1 356.8	19.8	1 376.6	285.2	1 661.8	24.8
Public services	216.3	—	216.3	52.8	269.1	—
Non-profit organisations	739.4	7.0	746.4	88.8	835.2	14.4
Mortgage-loans	8 513.0	131.4	8 644.4	24.1	8 668.5	132.8
Consumer loans	1 778.1	101.0	1 879.1	114.5	1 993.6	143.0
Other	330.2	37.5	367.7	234.9	602.6	27.2

TOTAL	26 588.6	610.9	27 199.5	4 266.4	31 465.9	782.6

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Loans and advances to customers are attributable to the following countries:

	2002				2003
	Loans	Overdue	Total	%	Loans	Overdue	Total	%

	(In millions of Euro)				(In millions of Euro)
Portugal	22 104.8	508.4	22 613.2	83.1	22 185.7	513.5	22 699.2	82.3
Spain	1 211.2	23.3	1 234.5	4.5	1 268.4	19.6	1 288.0	4.7
France	428.4	41.9	470.3	1.7	500.8	72.2	573.0	2.1
United Kingdom	448.4	—	448.4	1.7	581.7	4.8	586.5	2.1
Angola	8.6	—	8.6	—	21.3	0.8	22.1	0.1
USA	323.1	14.5	337.6	1.2	183.5	8.7	192.2	0.7
Brasil	58.9	1.6	60.5	0.2	63.5	0.6	64.1	0.2
Switzerland	56.2	12.4	68.6	0.3	27.1	10.2	37.3	0.1
Luxembourg	326.6	—	326.6	1.2	260.3	—	260.3	0.9
Gibraltar	98.2	—	98.2	0.4	95.1	—	95.1	0.3
British Virgin Islands	803.1	—	803.1	3.0	786.3	0.1	786.4	2.9
Bahamas	92.4	—	92.4	0.3	222.5	—	222.5	0.8
Other	628.7	8.8	637.5	2.4	730.7	32.7	763.4	2.8

	26 588.6	610.9	27 199.5	100.0	26 926.9	663.2	27 590.1	100.0

Less: provision for loan losses	(396.1)	(386.5)	(782.6)		(438.5)	(381.6)	(820.1)

	26 192.5	224.4	26 416.9		26 488.4	281.6	26 770.0

The movement on the Provision for loan losses is as follows:

	Year ended December 31
	2001	2002	2003

	(In millions of Euro)
At beginning of year	625.6	637.4	782.6
Disposal of subsidiaries	—	—	(38.9)*
Charges for the year	200.3	312.0	367.9
Write-back for the year	(57.2)	(80.2)	(103.9)
Write-offs for the year	(141.3)	(103.0)	(145.8)
Other adjustments	10.0	16.4	(41.8)

At end of year	637.4	782.6	820.1

*	Relates to the sale of Credibom, consolidated under the full method until June 30, 2003 (see Note 1).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The loan portfolio has the following maturities:

Year ended December 31,
	2002	2003

(In millions of Euro)
Up to 3 months	6 748.7	6 578.2
From 3 – 12 months	3 361.5	4 484.0
From 1 to 5 years	5 600.4	4 838.6
More than 5 years	10 878.0	11 026.1
Undetermined maturities	610.9	663.2

Total	27 199.5	27 590.1

NOTE 7 — OTHER EQUITY HOLDINGS

	December 31,
	2002	2003	2002	2003	2002	2003

	Voting interest (%)		Book amount		Fair value(3)
			(In millions of Euro)
Portugal Telecom	2.80	2.80	327.2	327.2	220.3	269.7
PT Multimédia (PTM)	8.13	8.13	296.1	296.1	127.9	196.5
Bradesco(1)	3.29	3.14	162.8	169.4	42.1	107.0
BMCE Bank	2.77	2.77	25.1	24.2	13.3	12.6
Interatlântico SA (IASA)(1)	19.00	19.00	—	—	—	—
Others(2)	—	—	27.3	27.5	18.4	18.7

			838.5	844.4	422.0	604.5

Provision for unrealised losses			(30.1)	(44.9)

			808.4	799.5

(1)
During 2002, the restructuring process of IASA was finalised. As a result, the Group increased its stake in Banco Bradesco SA (3.29%), and disposed of 81% of its stake capital in IASA. Currently, the Group holds 19% of the voting rights in IASA and 6.1% of the economic interest. However, the attributable share of the losses of IASA until the date of sale reduced the investment to zero. The gain on sale recognised by the Group in 2002 amounted to approximately EUR 6.5 million, net of minority interest.

(2)	Under Others are included the investments in associated companies accounted for under the equity method.
(3)
Fair value represents, for the listed companies, the quoted market price as at December 31, 2002 and 2003, and for the unlisted companies the estimated market price calculated based on market assumptions.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The provisions for Unrealised losses, as at December 31, 2003 and 2002, were determined based on Regulations no. 3/95 of June 30, and no. 4/2002 of July 25 issued by the Bank of Portugal, relating to the following companies:

	December 31,
	2002		2003

	(In millions of Euro)
Portugal Telecom	7.3		14.6
PT Multimedia	15.3		25.6
Banco Bradesco	4.5		1.0
BMCE	0.7		1.3
Others	2.3		2.4

	30.1	(1)	44.9	(1)

(1)	From this amount EUR 42.5 million (2002: 26.0 million) were calculated and set up following the rules of Regulation no. 4/2002 issued by the Bank of Portugal.

The application of Regulation no. 4/2002, on a consolidated basis, to the eligible equity holdings (included both under Investment securities available for sale and under Other equity holdings), resulted in the identification of unrealised losses which were calculated using the average of the daily stock price over the last sixth months (market value) and are as follows:

					Provisions
Company	Acquisition cost	Market value	Unrealised losses	15% of the acquisition cost	Total	Minimun	Remaining (Deduction in regulatory capital)
	(1)	(2)	(3) = (1) – (2)	(4) = (1) x 15%	(5) = (3) – (4)	(6) = 40% x (5)	(7) = (5) – (6)

Portugal Telecom
Transition rule	327.2	232.1	95.1	49.1	46.0	18.4	27.6
PT Multimedia	296.1	187.7	108.4	44.4	64.0	25.6	38.4
Banco Bradesco – Pref
Normal rule	23.5	19.6	3.9	3.5	0.4	0.2	0.2
Banco Bradesco – Ord
Transition rule	92.4	76.3	16.1	13.8	2.3	0.9	1.4
BMCE	24.2	16.0	8.2	3.6	4.6	1.8	2.8
Novabase(1)
Transition rule	16.7	6.6	10.1	2.5	7.6	3.0	4.6
Others(1)	22.4	5.3	17.1	3.0	14.1	6.2	7.9

TOTAL	802.5	543.6	258.9	119.9	139.0	56.1	82.9

(1)	Equity holdings included under Investment securities available for sale

As mentioned in Note 2, the application of the transition rules, as described on the above mentioned Regulation, allows the recognition of the unrealised losses, for accounting purposes and for deduction to regulatory capital, on a consolidated basis, to be made over the following periods:

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

	Provisions		Deduction to regulatory
	Income statement	Reserves	capital (annual)	Total

	(In millions of Euro)
2002	2.7	29.2	45.4	77.3
2003	(1.8)	17.7	25.1	41.0
2004	6.4	—	9.6	16.0
2005	1.3	—	1.9	3.2
2006	0.6	—	0.9	1.5

	9.2	46.9	82.9	139.0

The total provisions set up by the Group in 2003 based on Regulation no. 4/2002, amounted to EUR 15.9 million (2002: EUR 31.9 million), of which EUR 16.5 million (2002: EUR 26.0 million) were considered as a deduction to Other equity holdings and the remaining as a reversal of provision to Investment securities available for sale (2002: as a provision on Investment securities available for sale). From this provision, EUR 17.7 million were taken to reserves by the banking Group, with an impact on the Group’s consolidated reserves of EUR 5.8 million, net of EUR 11.9 million of minority interest. (2002: EUR 9.4 million and EUR 19.8 million, respectively).

NOTE 8 — PROPERTY AND EQUIPMENT

Property and equipment included in the consolidated balance sheets are as follows:

	December 31, 2002			December 31, 2003
	Cost of acquisition	Revaluation	Total	Cost of acquisition	Revaluation	Total

	(In millions of Euro)
Cost
Land, buildings and leasehold improvements	380.6	299.5	680.1	353.2	161.0	514.2
Furniture and equipment	487.4	37.5	524.9	439.1	32.1	471.2
Work in progress	22.1	—	22.1	27.4	—	27.4

Total cost	890.1	337.0	1 227.1	819.7	193.1	1 012.8

Depreciation
Land, buildings and leasehold improvements	(125.6)	(169.4)	(295.0)	(132.5)	(58.0)	(190.5)
Furniture and equipment	(372.7)	(31.8)	(404.5)	(349.8)	(31.8)	(381.6)

Total accumulated depreciation	(498.3)	(201.2)	(699.5)	(482.3)	(89.8)	(572.1)

Net Book value	391.8	135.8	527.6	337.4	103.3	440.7

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The movement on Property and equipment (net) for the year 2003 was the following:

	Opening balance	Additions	Disposals	Depreciation	Transfers	Currency translation effect and other	Ending balance

	(In millions of Euro)
Land, buildings and leasehold improvements	385.1	10.2	(58.0)	(16.9)	3.3	—	323.7
Furniture and equipment	120.4	14.6	(0.9)	(38.4)	(4.8)	(1.3)	89.6
Work in progress	22.1	13.0	(0.7)	—	(9.2)	2.2	27.4

Total	527.6	37.8	(59.6)	(55.3)	(10.7)	0.9	440.7

The depreciation charge for the year 2003 amounts to EUR 55.3 million (2002: EUR 65.6 million, 2001: EUR 62.9 million).

The Group has commitments under various operating lease agreements for office properties and equipment through the years 2004 to 2007. At December 31, 2003, future minimum lease payments under non-cancellable operating leases with lease terms in excess of one year are as follows:

Year	(In millions of Euro)

2004	1.6
2005	1.5
2006	1.0
2007	0.1

4.2

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 9 — OTHER ASSETS

	December 31,
	2002	2003

	(In millions of Euro)
Investments in real estate	151.6	192.3
Receivable from clients on pending stock exchange transactions	163.2	396.1
Insurance premiums receivable	60.5	50.0
Prepayments	24.0	29.2
Sundry debtors	215.0	282.6
BES stock-based incentive plan	56.1	102.3
Lending transactions pending settlement	22.9	76.9
Accrued income	106.2	61.2
Futures and options	14.5	27.1
Collaterised deposits	70.7	19.5
Gold, other precious metals, numismatic, coins and other liquid assets	14.4	10.5
Deferred tax assets	35.9	31.9
Software	105.3	106.3
Work in progress (software)	78.4	53.8
Other intangibles	31.2	32.1
Deferred unrealised losses on the investment portfolio	70.8	—
Deferred actuarial losses
Corridor	113.5	138.0
Outside the corridor	228.4	385.7
Deferred costs related to bonds issue	609.3	1 013.8
Exchange differences in investments	104.0	118.1
Debtors arising out of direct insurance operations	40.9	16.2
Debtors arising out of reinsurance operations	28.5	5.0
Recoverable subsidies on mortgages loans	61.9	51.4

	2 407.2	3 200.0

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Investment in real estate include the following:

	December 31,
	2002		2003
	Acquisition cost	Fair value	Acquisition cost	Fair value

	(In millions of Euro)
Investments arising out from recovered loans (real estate)	64.1	54.7	82.6	71.7
Investment property arising out from insurance business
Life	9.5	17.1	29.1	36.9
Non-life	31.1	75.0	44.1	78.9
Other	5.3	4.8	5.3	4.8

	110.0	151.6	161.1	192.3

Investments arising out from recovered loans (real estate) are accounted for net of a provision of EUR 10.9 million (2002: EUR 9.4 million) in order to reflect the unrealised losses related with these investments (see Note 19). Investment property arising out from insurance business are accounted for at market value according to the accounting policy described in Note 2. Other investments in real estate are accounted for net of provisions of EUR 0.5 millions (2002: EUR 0.5 millions) (see Note 19).

As at December 31, 2002 and 2003, the balance of Receivable from clients on pending stock exchange transactions, both in the assets and liabilities side (see Note 14), shows the net balance of the Group’s sale and purchase orders for which settlements has not yet been received or paid.

Insurance premiums receivable and Debtors arising out of direct insurance and reinsurance operations as at December 31, 2002 and 2003 are net of a provision of EUR 16.3 million and EUR 15.9 million, respectively. The movement in this provision is shown on Note 19.

As at December 31, 2003 Sundry debtors include debtors arising out from banking operations amounting to EUR 245.2 million (2002: EUR 131.7 million) and from insurance operations amounting to EUR 37.4 million (2002: EUR 83.3 million).

BES stock-based incentive plan represents loans to employees resulting from the sale of BES shares under a stock-based incentive plan. Under this plan, as at December 31, 2003, 8.4 million shares were sold to employees (2002: 5.3 million shares) for an overall amount of EUR 102.3 million financed to employees (2002: EUR 56.1 million).

As referred to in Note 2, the insurance companies accounted, for the first time in 2002, deferred tax resulting in the recognition of an asset of EUR 35.9 million. EUR 4.7 million were booked against Retained earnings of the companies with an impact of EUR 2.5 million net of minority interest on the Group’s Retained earnings, and EUR 31.2 million to the statement of income. At December 31, 2003 the deferred tax asset amounted to EUR 31.9 million and has been calculated using the already approved tax rate for 2004 of 27.5% (2002: 33.0%).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The deferred tax asset recognised is analysed as follows:

	December 31,
	2002	2003

	(In millions of Euro)
Tax losses carried forward	93.3	53.3
Temporary differences:
Unrealised losses on investment securities	22.6	13.1

	115.9	66.4

Deferred tax liability on:
Temporary differences:
Unrealised gains on investment securities	13.3	—
Others	7.5	—

	20.8	—

Deferred tax asset (net)	95.1	66.4
Allowance for deferred tax asset	(59.2)	(34.5)

Deferred tax asset recognised	35.9	31.9

Deferred tax income/(charge) for the period	31.2	(4.0)

Explanation of the deferred tax for the year:

December 31,
2003

(In millions of Euro)
Reduction in the income tax rate	13.3
Change in allowance for deferred tax	(24.7)
Change in temporary differences and in tax losses carried forward	15.4

4.0

The movement on Intangible assets for the year 2003 was the following:

	Opening balance	Additions	Disposals	Amortisation	Transfers and others	Ending balance

	(In millions of Euro)
Software	105.3	12.5	(4.2)	(83.7)	76.4	106.3
Work in progress	78.4	54.1	—	—	(78.7)	53.8
Other intangibles	31.2	20.8	—	(18.2)	(1.7)	32.1

Total	214.9	87.4	(4.2)	(101.9)	(4.0)	192.2

The Amortisation charge for the year 2003 amounts to EUR 101.9 million (2002: EUR 90.6 million, 2001: EUR 81.8 million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The Amortisation expense for the years 2004 to 2006 are not expected to be significantly different of those of 2003.

As referred to in Note 2, Tranquilidade Vida adopted the transition rules issued by the ISP allowing the deferral of unrealised losses generated in the investment portfolio in 2001 not compensated by the Fund for futures appropriations and the Regulatory revaluation reserve. The total unrealized losses deferred as of December 31, 2002 amounted to EUR 70.8 million and have been fully recognised in the statement of income in 2003.

In accordance with the accounting policy described in Note 2, the actuarial gains and losses related with the pension plan are classified under Deferred actuarial losses. The amount outside the corridor (exceeding 10% of the greater of the plan assets on the projected benefit obligations) will be amortised over a period of 10 years (see Note 28). The amount within the corridor is not amortised.

As at December 31, 2002 and 2003, Deferred costs related to bonds issued correspond to the interest in the zero coupon bonds recognised as a liability for the value of their reimbursements against Deferred costs, in accordance with the rules issued by the Bank of Portugal.

The balance of Exchange differences in investments, represent the cumulative exchange differences, between the acquisition date and December 31, 2002 and 2003, of unconsolidated investments denominated in foreign currency, as defined in the accounting policy described in Note 2. The amount is mainly explained by the exchange difference arising from the investment in Banco Bradesco.

NOTE 10 — DEMAND AND TIME DEPOSITS

The following is a summary of the Group’s customer deposit accounts:

December 31,
	2002	2003

(In millions of Euro)
Demand deposits
Domestic	6 081.9	5 746.2
International	750.3	856.6

	6 832.2	6 602.8

Time deposits
Domestic	7 973.2	7 427.7
International	4 410.2	5 410.3

	12 383.4	12 838.0

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The following is an analysis of interest and non-interest bearing customer deposits, in total and by country:

	December 31,
	2002	2003

	(In millions of Euro)
Total deposits
Non-interest bearing	70.5	126.4
Interest bearing	19 145.1	19 314.4

	19 215.6	19 440.8

Deposits by country
Domestic:
Non-interest bearing	7.1	4.7
Interest bearing	14 048.0	13 169.2

	14 055.1	13 173.9

International:
Non-interest bearing	63.4	121.7
Interest bearing	5 097.1	6 145.2

	5 160.5	6 266.9

	19 215.6	19 440.8

NOTE 11 — OTHER SHORT-TERM BORROWINGS

Short-term borrowings comprise of the following:

	December 31,
	2002	2003

	(In millions of Euro)
Financing from interbank money market	104.4	157.7
Overdrafts	183.5	100.7
Short-term loans	941.0	297.6
Comercial paper	—	73.3
Others	204.6	1 183.2

	1 433.5	1 812.5

Unused lines of credit for short-term financing amount to EUR 57.2 million at December 31, 2003 (2002: EUR 55.9 million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 12 — MATURITIES OF DEPOSITS AND SHORT-TERM BORROWINGS

Deposits, Securities sold under repurchase agreements and Other short-term borrowings are as follows:

December 31,
	2002	2003

(In millions of Euro)
Deposits from banks	3 977.0	3 412.8
Demand deposits	6 832.2	6 602.8
Time deposits	12 383.4	12 838.0
Securities sold under repurchase agreements	1 536.3	458.2
Other short-term borrowings	1 433.5	1 812.5

	26 162.4	25 124.3

Deposits, Securities sold under repurchase agreements and Other short-term borrowings have the following maturities:

	December 31,
	2002	2003

	(In millions of Euro)
Demand	7 847.6	6 805.9
Up to 3 months	13 115.9	14 010.5
From 3 to 12 months	3 860.8	2 917.3
From 1 to 5 years	795.4	1 236.4
More than 5 years	542.7	154.2

Total	26 162.4	25 124.3

NOTE 13 — INSURANCE RESERVES

Hereunder is the break-down of the insurance reserves:

	December 31,
	2002			2003
	Direct business	Reinsurance ceded	Net	Direct business	Reinsurance ceded	Net

	(In millions of Euro)
Unearned premiums reserve	111.7	10.9	100.8	113.8	11.1	102.7
Life assurance reserve	4 024.1	0.3	4 023.8	4 220.3	0.3	4 220.0
Claims outstanding	497.4	28.1	469.3	488.1	35.3	452.8
Unexpired risk reserve	16.5	—	16.5	8.0	—	8.0
Bonus and rebates reserve	10.1	2.6	7.5	10.7	2.8	7.9
Equalisation reserve	2.3	—	2.3	2.7	—	2.7
Life assurance policies reserve where the risk on investment is borne by the policyholders	357.3	—	357.3	589.4	—	589.4

	5 019.4	41.9	4 977.5	5 433.0	49.5	5 383.5

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The unearned premiums reserve of direct business is net of deferred acquisition costs and is as follows:

	December 31,
	2002	2003

	(In millions of Euro)
Unearned premiums	137.3	139.3
Deferred acquisition costs	(25.6)	(25.5)

	111.7	113.8

The direct life assurance reserve is net of deferred acquisition costs, as follows:

	December 31,
	2002	2003

	(In millions of Euro)
Life assurance reserve	4 024.8	4 220.9
Deferred acquisition costs	(0.7)	(0.6)

	4 024.1	4 220.3

The life assurance reserve analysis by type of product is shown as follows:

	December 31,
	2002	2003

	(In millions of Euro)
Saving	3,944.2	4,129.6
Risk	12.4	12.9
Others	68.2	78.4

	4,024.8	4,220.9

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The following are the actuarial assumptions used in the calculation of the present value of the life assurance reserve:

		Mortality rate	Discount rate

	Saving products
	Until December 31, 1997	GKM 80	4%
	From January 1, 1998 until June 30, 1999	GKM 80	3.25%
	Since July 1, 1999	GKM 80	3% and 2.5%

	Life insurance
Annuities –	Until June 30, 2002	TV 73/77	4%
	Since July 1, 2002	TV 73/77	3%
	Others	TV 73/77	4%

	Death insurance	GKM 80	4%

	Endowment
	Until September 30, 1998	GKM 80	4%
	Since October 1, 1998	GKM 80	3.25%

The technical reserve for life assurance policies where the risk on investment is borne by the policyholders, represents the capitalised value of the premiums received related to “unit linked” policies plus the respective investment income.

Claims outstanding are the following:

	December 31,
	2002			2003
	Direct business	Reinsurance ceded	Net	Direct business	Reinsurance ceded	Net

	(In millions of Euro)
Life assurance	46.1	1.2	44.9	44.4	2.3	42.1
Workmen’s compensation	162.0	—	162.0	149.1	0.6	148.5
Other lines of business	289.3	26.9	262.4	294.6	32.4	262.2

	497.4	28.1	469.3	488.1	35.3	452.8

Claims outstanding represent unsettled claims occurring before December 31, 2002 and 2003 and include an amount of EUR 28.5 million and EUR 28.4 million, respectively for incurred but not reported claims (IBNR). Included in the amount of claims outstanding for workmen’s compensation is EUR 131.1 million and EUR 116.1 million at December 31, 2002 and 2003, respectively, relating to the mathematical reserve for workmen’s compensation.

The mathematical reserve relates to obligations to pay life pensions resulting from Workmen’s compensation claims and are accounted for on a discounted basis. The estimated amount of discount is EUR 28.9 millions.

Reinsurance ceded claims outstanding reserve includes an amount of EUR 1.2 millions (2002: EUR 1.8 millions) related to incurred but not reported claims (IBNR).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 14 – ACCRUED INTEREST AND OTHER LIABILITIES

	December 31,
	2002	2003

	(In millions of Euro)
Income tax payable	20.2	35.5
Public sector	21.4	36.5
Non resident creditors	30.9	31.7
Suppliers	32.4	44.2
Other creditors	175.3	183.7
Creditors arising out from direct insurance operations	23.2	29.8
Creditors arising out from reinsurance operations	11.4	16.2
Accrued interest on deposits	110.7	86.9
Accrued interest on borrowings	159.7	176.8
Accrued expenses	13.8	24.8
Deferred income	52.3	41.2
Other sundry liabilities	112.1	131.2
Stock exchange transactions pending settlement	185.9	552.0
Collections pending settlement	24.8	38.3
Bonuses and vacations payable	43.0	38.2
Provision for general banking risks	14.6	127.0
Provision for liabilities and charges	56.9	76.7

	1 088.6	1 670.7

The movement in Provision for general banking risks and for liabilities and charges is presented in Note 19.

As at December 31, 2003 Other creditors include an amount of EUR 110.4 million (2002: EUR 56.2 million) related to creditors arising from banking operations and EUR 73.3 million (2002: EUR 59.6 million) related to creditors arising from insurance operations.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 15 – CORPORATE BORROWINGS AND LONG-TERM DEBT

	December 31, 2002			December 31, 2003
Borrowing entity	Amount	Weighted average interest rate	Maturity/year	Amount	Weighted average interest rate	Maturity/year

	(In millions of Euro)
BES
Bank borrowings	1 120.3	3.5%	2006 – 2017	1 325.9	2.5%	2006 – 2017
Corporate Bonds	1 095.0	1.4% – 6.5%	2003 – 2027	2 324.3	3.7%	2004 – 2028
Corporate Bonds	246.1	a )	2003 – 2007	254.6	a)	2004 – 2008
Subordinated debts	270.4	3.6%	2003 - perpetual	227.5	5.8%	2006 – 2014
BES Finance
Subordinated debts	1 238.2	6.7%	2009 – perpetual	1 176.0	6.5%	2009 – perpetual
Corporate Bonds	3 944.6	b)	2003 – 2007	4 198.5	2.3%	2004 – 2010
Corporate Bonds	21.4	3M HKD HIB.	2006	17.8	3M HKD HIB.	2006
BES Investimento		+ 25.5bp
Long-term debt	7.6	3.6%	2003	7.8	—	2005
Unsecured bond indentures	110.6	4.5%	2003 – 2017	109.3	5.2%	2004 – 2011
Subordinated debts	49.1	3.4%	2006 – 2008	58.3	3.2%	2006 – 2033
BIC
Long-term debt	—	—	—	30.0	2.7%	2007
Subordinated debts	76.5	4.2%	2003 – perpetual	67.4	3.7%	Perpetual
Corporate Bonds	1 739.7	4.3% – 6.2%	2004 – 2015	1 978.3	5.3%	2005 – 2015
Corporate Bonds	149.1	6M Eurib + 65bp	2003 – 2008
ESF (P)
Debenture loan	56.7	3.9%	2006	125.8	2.6% – 4.5%	2006 – 2011
BESV
Long-term debt	9.7	1.5%	Undetermined	9.7	5.0%	Undetermined
BESPAR
Long-term debt	—	—	—	203.0	3.3%	2006
Shareholders’ loans from minority interest	33.6	—	Undetermined	33.6	—	Undetermined
BESLEASING Mobiliária SA
Long-term debt	158.3	3.6%	2003 – 2006	135.0	2.9%	2004 – 2007
Corporate Bonds	—	6M Euribor	2005	17.5	2.7%	2005
Subordinated debts	12.0	4.0%	2009	12.0	3.3%	2009
BESLEASING Imobiliária SA
Long-term debt	224.6	3.6%	2003 – 2005	232.5	3.4%	2004 – 2008
Corporate Bonds	—	—	—	7.9	2.9%	2009 – 2010
Subordinated debts	—	—	—	7.0	3.5%	2011
CREDIBOM
Long-term debt	279.2	4.5%	2003 – 2006	—	—	—
Subordinated debts	8.6	5.1%	Perpetual	—	—	—
PARTRAN
Shareholders’ loans from minority interest	19.0	—	Undetermined	21.2	—	Undetermined
ADVANCECARE
Long-term debt	1.2	5.8%	2004	1.2	5.3%	2004
CREDIFLASH
Long-term debt	15.5	4.2%	2003	27.5	3.0%	2004
BESIL
Corporate Bonds	—	—	—	100.0	3.2%	2013
ESFIL
Floating rate notes	—	—	—	120.0	3M Eurib + 0.7%	2008
TRANQUILIDADE-VIDA
Subordinated debts	60.0	5.1% – 5.4%	2022 – perpetual	90.0	4.4% – 4.7%	2022 – perpetual
Others subsidiaries
Long-term debt	36.1	3.1%	2007 – undetermined	3.7	—	2007 – undetermined

TOTAL	10 983.1			12 923.3

a)	Variable rate based on the valuation of indexes linked to “world indexes basket” or “utilities equity basket”.
b)	Rate equal Euribor 3M + 5 to 20bp depending on the issue.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Maturities of corporate borrowings and long-term debt at December 31, 2003 and 2002 are as follows:

Carrying amount
December 31,
	2002	2003

(In millions of Euro)
2003	1 055.5	—
2004	1 451.5	1 640.5
2005	1 070.6	1 151.2
2006	1 336.9	1 464.8
2007	709.0	1 136.7
Thereafter	5 359.6	7 530.1

	10 983.1	12 923.3

NOTE 16 – CONVERTIBLE BONDS

	December 31,
	2002	2003

	(In millions of Euro)
4.75% Convertible bonds due 2006	199.5	200.0
3.47% Convertible bonds due 2007	107.8	110.0

	307.3	310.0

ESFG has the following convertible bond issues outstanding at December 31, 2003:

– EUR 200 million – 4.75% Convertible Bonds due 2006 constituted by a Trust Deed dated November 12, 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible at any time, at the option of the holder, from December 24, 2001 to November 6, 2006 into Ordinary Shares at an initial conversion price of EUR 21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the bonds have been converted to date.

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

From the above mentioned securities at December 31, 2002 EUR 2.7 million were held by companies within the Group and were sold during 2003.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 17 — MINORITY INTERESTS

Minority interests is analysed as follows:

	December 31,
	2002	2003

	(In millions of Euro)
BES Group	1 497.2	1 634.0
Including:
(BES FINANCE	—	450.0)
(ESOL	239.0	119.5)
(BESOL	238.9	—)
ESFG Overseas	281.2	278.0
Others	251.0	255.3

	2 029.4	2 167.3

Minority interests of ESFG Overseas, ESOL and BES FINANCE include the following equity instruments issued by these subsidiaries and owned by third parties:

– USD 150 million of 8.5% Non-cumulative Guaranteed Preference Shares Series B, guaranteed as to certain payments by BES, issued in August 1999 by ESOL. ESOL is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. ESOL’s ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

– EUR 127.8 million of 6.8% Non-cumulative Guaranteed Preference Shares, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas Limited (ESFG Overseas) and EUR 153.4 million of Floating Rate Non-cumulative Guaranteed Preference Shares at LIBOR + 1.7%, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas. ESFG Overseas is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of ESFG and its subsidiaries. ESFG Overseas’ ordinary shares, which are its only class of securities with full voting rights, are owned entirely by ESFG. At the end of 2003, EUR 3.2 million are held by companies within the Group.

– EUR 450.0 million 5.58% Non-cumulative Guaranteed Preference Shares, guaranteed as to certain payments by BES, issued in July 2003 by BES FINANCE Ltd. These preference shares pay dividends if and when declared by the Board of Directors. BES FINANCE is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. BES FINANCE’s ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

In 2003 ESOL reimbursed 4 million preference shares issued in 1993 with a total of USD 100 million and BESOL reimbursed 10 million preference shares issued in November 1996 with a total value of USD 250.0 million. These amounts were included under Minority interests in 2002.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 18 — SHAREHOLDERS’ EQUITY

Ordinary shares

During the three year period ended December 31, 2003 the number of issued ordinary shares was 47 908 555.

Treasury shares

An extraordinary general shareholders meeting of December 3, 1998 authorised ESFG to buy back up to 10% of its ordinary shares at a maximum price of US dollars 20.5 per share within 18 months of the date of this meeting. On August 17, 2000 an extraordinary general shareholders meeting agreed to extend this authorisation for an additional 18 months under the same conditions. This authorisation was not further renewed.

A summary of the movement on the treasury shares of ESFG is presented below:

	Year ended December 31,
	2002		2003
	Number of shares	In millions of Euro	Number of shares	In millions of Euro

Balance at beginning of the year	4 399 627	73.1	2 322 414	35.9
Purchases	527 600	10.3	—	—
Sales	(2 175 000)	(38.5)	(2 322 414)	(35.9)
Attribution to Bonus shares	(429 813)	(9.0)	—	—

Balance at the end of the year	2 322 414	35.9	—	—

During 2003 the Company sold its treasury shares realizing a net gain of EUR 4.5 million that was accounted for as a movement in reserves.

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

At December 31, 2003, total retained earnings of all ESFG companies attributable to such legal reserves, net of minority interests, amounted to EUR 80.0 million (2002: EUR 70.1 million).

Revaluation reserve

BES, BIC and the Group’s subsidiaries involved in the insurance sector have revalued their Property and equipment in accordance with applicable legislation (see Note 2) and recorded the surpluses as a revaluation reserve. However, under Portuguese legislation, the revaluation reserve is not available for distribution in cash, but is available for incorporation into share capital or to absorb accumulated losses and, in the case of insurance companies, can also be utilized to compensate unrealised losses (of real estate/securities).

As at December 31, 2003, the revaluation reserve was incorporated in capital (Banking sector) or used to absorb unrealised losses (Insurance sector).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Goodwill

As at November 1997, the unamortised net goodwill of EUR 199.5 million was fully written off against share premium (EUR 114.6 million) and retained earnings (EUR 84.9 million). Since then Goodwill is charged directly against reserves in the year of acquisition (see Note 2).

The component of goodwill and the related accumulated amortisation, the net amount of which is fully written off against reserves, is as follows:

	December 31
	2002			2003
	(In millions of Euro)
ESFG Subsidiaries	Total gross goodwill	Accum. amort.	Net goodwill	Date	Amount	Total gross goodwill	Accum. amort.	Net goodwill

BES	257.3	44.3	213.0	1991	116.2	265.0	44.3	220.7
				1992	30.9
				1999	15.7
				2000	67.9
				2001	16.1
				2002	3.4
				2003	7.7
				Other	7.1
Tranquilidade	254.0	28.0	226.0	1991	78.1	254.0	28.0	226.0
				2000	170.2
				Other	5.7
BESI SA	20.8	8.5	12.3	1986	8.4	21.2	8.5	12.7
				1989	7.9
				2000	3.1
				Other	1.8
BIC	9.2	4.3	4.9	1986	2.8	9.4	4.3	5.1
				1987	5.9
				1991	3.1
				1996	(6.7)
				2000	1.5
				Other	2.8
ESB	7.5	6.1	1.4	1985	8.9	7.6	6.1	1.5
				2000	(1.8)
				Other	0.5
BESV	(29.9)	—	(29.9)	1985	5.9	(30.0)	—	(30.0)
				2000	(36.5)
				Other	0.6
ESIA	11.3	—	11.3	2000	11.3	11.3	—	11.3
ESAF	21.3	—	21.3	2000	26.5	22.2	—	22.2
				2001	(5.2)
				Other	0.9
Others	17.9	2.4	15.5	1985	2.7	19.3	2.4	16.9
				2000	4.1
				2001	3.0
				2002	7.8
				Other	1.7

TOTAL	569.4	93.6	475.8			580.0	93.6	486.4

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The movement in goodwill in 2003 relates mainly to the acquisition of 0.6% of BES which also led to an increase in the goodwill associated with its subsidiaries. The increase in goodwill is analysed as follows:

December 31,
2003

(In millions of Euro)
BES	7.7
BESI	0.4
BIC	0.2
ESB	0.1
BESV	(0.1)
ESAF	0.9
Others	1.4

10.6

NOTE 19 — PROVISIONS

The movements in provisions included in assets and liabilities for the period ended December 31, 2002 and 2003 were as follows:

	Provisions included in Assets

	Interest- earning deposits with banks	Insurance operations(1)	Other equity holdings	Loans and advances to customers	Invesment in real estate	Total

	(In millions of Euro)
Balance 31.12.2001	0.5	16.6	70.5	637.4	6.9	731.9
Regulation no. 4/2002 (through shareholders’ equity)	—	—	24.4	—	—	24.4
Exchange differences and others	—	—	—	5.8	—	5.8
Transfers	—	—	(18.8)	10.6	0.1	(8.1)
Charge for the year	—	0.8	—	312.0	3.3	316.1
Write-back for the year	—	(1.1)	(20.4)	(80.2)	(0.4)	(102.1)
Write-offs	—	—	(25.6)	(103.0)	—	(128.6)

Balance 31.12.2002	0.5	16.3	30.1	782.6	9.9	839.4

Regulation no. 4/2002 (through shareholders’ equity)	—	—	17.0	—	—	17.0
Disposal of subsidiaries	—	—	—	(38.9)	—	(38.9	)(2)
Exchange differences and others	—	—	—	(1.0)	—	(1.0)
Transfers	—	—	—	(40.8)	—	(40.8)
Charge for the year	—	1.0	—	367.9	2.5	371.4
Write-back for the year	(0.1)	(1.2)	(2.2)	(103.9)	—	(107.4)
Write-offs	—	(0.2)	—	(145.8)	(1.0)	(147.0)

Balance 31.12.2003	0.4	15.9	44.9	820.1	11.4	892.7

(1)	Relates to Insurance premiums receivable and Debtors arising out of direct insurance and reinsurance operations (see Note 9)
(2)	Relates to the sale of Credibom, consolidated under the full method until June 30, 2003 (see Note 1).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

	Provisions included in Liabilities
	Provision for pension and similar charges	Provision for general banking risks	Provision for liabilities and charges	Total

	(In millions of Euro)
Balance 31.12.2001	—	31.0	46.3	77.3
Exchange differences and others	7.6	0.8	12.4	20.8
Transfers	—	(17.7)	2.5	(15.2)
Charge for the year	0.7	6.5	20.3	27.5
Write-back for the year	—	(6.0)	(19.0)	(25.0)
Write-offs for the year	(3.6)	—	(5.6)	(9.2)

Balance 31.12.2002	4.7	14.6	56.9	76.2

Exchange differences and others	—	0.3	(12.3)	(12.0)
Transfers	(0.5)	20.6	22.4	42.5
Charge for the year	0.8	92.0	38.0	130.8
Write-back for the year	—	(0.5)	(5.4)	(5.9)
Write-offs for the year	(5.0)	—	(22.9)	(27.9)

Balance 31.12.2003	—	127.0	76.7	203.7

NOTE 20 — INSURANCE PREMIUMS AND OTHER INSURANCE INCOME

Insurance premiums and Other insurance income are analysed as follows:

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Insurance premiums
– life sector	798.5	702.1	859.3
– non-life sector	369.5	378.2	398.7

Total Insurance premiums	1 168.0	1 080.3	1 258.0

Other insurance income
Net Investment income	161.8	(7.6)	187.7
Other income	1.9	2.0	15.5

Total Other insurance income	163.7	(5.6)	203.2

Total Insurance premiums and Other insurance income	1 331.7	1 074.7	1 461.2

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Gross written premiums from the life assurance business are analysed as follows:

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Gross written premiums
Individual policies	754.7	651.7	800.9
Group policies	43.8	50.4	58.4

	798.5	702.1	859.3

Annual premiums	226.5	125.6	202.9
Single premiums	572.0	576.5	656.4

	798.5	702.1	859.3

Contracts without profit sharing	63.6	225.7	145.4
Contracts with profit sharing	612.6	332.3	473.3
Contracts where the investment risks is borne by the policy holders	122.3	144.1	240.6

	798.5	702.1	859.3

Gross written premiums and earned premiums from non-life business are analysed as follows:

	2001		2002		2003
	Written premiums	Earned premiums	Written premiums	Earned premiums	Written premiums	Earned premiums

	(In millions of Euro)
Direct business
Accident and health	102.3	103.8	98.2	100.0	107.2	107.5
Fire and other hazards	63.6	62.5	68.1	65.1	71.3	69.7
Motor	190	184.9	199.3	194.5	192.1	191.1
Maritime, airline and transportation	8.3	8.3	9.7	9.8	10.3	10.2
Third party liabilities	6.6	6.4	6.6	6.2	7.3	7.3
Credit and suretyship	0.8	0.9	0.7	0.7	0.7	0.7
Other	1.3	1.3	1.8	1.8	11.7	12.2

	372.9	368.1	384.4	378.1	400.6	398.7
Reinsurance accepted	1.2	1.4	—	0.1	—	—

	374.1	369.5	384.4	378.2	400.6	398.7

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Net investment income includes:

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Interest and dividends on securities	164.9	125.0	112.2
Realised gains/(losses)	20.9	(5.9)	74.1
Unrealised gains/(losses)	(24.0)	(126.7)	1.4

Total	161.8	(7.6)	187.7

NOTE 21 — OTHER OPERATING INCOME

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Reimbursement of sundry expenditures	4.3	2.9	1.5
Interest income on non-accrual loans	4.9	8.2	2.0
Recovery of interest income on non-accrual loans	2.9	2.4	2.1
Banking services	86.1	91.2	97.0
Non-banking sundry services	16.5	15.0	4.9
Profit on sale of subsidiaries	—	8.4	65.3
Profit on disposal of fixed assets	5.9	5.3	9.6
Other trading income	—	2.4	26.8
Others	12.2	16.6	25.8

	132.8	152.4	235.0

The profit on sale of subsidiaries relates to the sale of Credibom, as referred to in Note 1.

NOTE 22 — SALARIES AND BENEFITS

As at 31 December 2002 and 2003 the ESFG number of employees was distributed among the following broadly defined business areas:

December 31,
	2002	2003

Banking sector employees	8 777	8 598
Insurance sector employees	1 350	1 141

	10 127	9 739

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Hereunder the distribution by category:

	December 31,
	2002	2003

Senior management	768	719
Management	1 460	1 372
Specific functions	2 895	3 279
Administrative employees	4 438	4 237
Ancillary services	566	132

	10 127	9 739

NOTE 23 — INSURANCE BENEFITS AND CLAIMS

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Claims and other reserves
– life sector	896.6	803.1	982.6
– non-life sector	242.0	235.2	218.0
Participation to results	22.8	14.8	28.3

Total	1 161.4	1 053.1	1 228.9

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Claims and other reserves for the life sector are as follows:

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	418.9	362.0	576.0
Reinsurance share	(2.1)	(2.5)	(2.0)

	416.8	359.5	574.0

Change in claims reserve
Gross amount	10.2	17.1	(1.8)
Reinsurance share	(0.3)	(0.1)	(1.0)

	9.9	17.0	(2.8)

	426.7	376.5	571.2

Change in life assurance reserve
Gross amount	357.7	306.1	179.3
Reinsurance share	(0.1)	(0.1)	(0.1)

	357.6	306.0	179.2

Change in reserve for life assurance where the investment risk is borne by the policyholders	112.3	120.6	232.2

	896.6	803.1	982.6

Claims and reserves for the non-life sector are as follows:

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	254.0	247.6	258.7
Reinsurance share	(36.1)	(24.1)	(21.3)

	217.9	223.5	237.4

Change in claims reserve
Gross amount	30.8	12.1	(6.5)
Reinsurance share	(5.8)	3.8	(4.8)

	25.0	15.9	(11.3)

Change in other insurance reserves	(0.9)	(4.2)	(8.1)

	242.0	235.2	218.0

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The gross amount of claims paid and change in claims reserve for the non-life sector are as follows:

	Year ended December 31,
	2001		2002		2003
	Claims paid	Change in claims reserve	Claims paid	Change in claims reserve	Claims paid	Change in claims reserve

	(In millions of Euro)
Direct business
Accident and health	78.3	11.6	77.4	(3.4)	78.9	(11.5)
Fire and other hazards	35.7	7.0	28.7	1.2	34.4	1.1
Motor	129.4	11.0	131.8	13.5	137.1	1.7
Maritime, airline and transportation	6.0	0.3	5.4	0.3	3.9	—
Third party liabilities	2.5	0.7	2.6	0.7	2.4	1.1
Credit and suretyship	0.5	(0.3)	1.2	(0.5)	0.1	—
Legal	0.1	—	0.1	—	—	—
Other	0.8	0.5	0.4	0.1	1.9	1.3

	253.3	30.8	247.6	11.9	258.7	(6.3)
Reinsurance accepted	0.7	—	—	0.2	—	(0.2)

	254.0	30.8	247.6	12.1	258.7	(6.5)

NOTE 24 — INSURANCE UNDERWRITING AND RELATED EXPENSES

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Underwriting expenses, net of reinsurance	15.0	21.1	25.8
Reinsurance premiums earned	81.2	64.9	58.9

Total	96.2	86.0	84.7

Underwriting expenses, net of reinsurance are analysed as follows:

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Direct insurance commissions
Acquisition commissions and other costs	36.8	35.7	36.5
Change in deferred acquisition costs	(2.2)	(0.8)	0.3
Collection commissions	5.5	3.9	3.1

	40.1	38.8	39.9
Reinsurance accepted commissions	0.4	0.0	0.0

	40.5	38.8	40.0

Reinsurance commissions	25.5	17.8	14.2

Underwriting expenses net of reinsurance	15.0	21.1	25.8

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Reinsurance premiums earned are analysed as follows:

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Direct business
Life	7.0	7.5	8.5
Accident and health	18.6	13.2	8.7
Fire and other hazards	23.7	22.7	22.7
Motor	20.2	6.4	2.6
Maritime, airline and transportation	5.9	6.1	6.4
Third party liabilities	1.1	1.3	1.3
Credit and suretyship	0.7	0.6	0.5
Other	3.4	7.0	8.2

	80.6	64.8	58.9
Reinsurance accepted	0.6	0.1	—

Total	81.2	64.9	58.9

Reinsurance premiums written are analysed as follows:

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Life	7.0	7.5	8.5
Accident and health	22.9	12.9	6.9
Fire and other hazards	28.5	23.6	23.8
Motor	11.4	4.2	3.1
Maritime, airline and transportation	6.1	6.2	6.5
Third party liabilities	1.3	1.2	1.4
Credit and surety ship	0.6	0.5	0.6
Other	4.5	8.5	8.2

	82.4	64.5	59.0

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 25 — OTHER EXPENSES

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Membership and donations	2.2	2.1	3.0
Administrative expenses	217.3	211.8	199.0
Contribution to the depositors guarantee fund	3.1	3.3	2.9
Direct and indirect taxes other than income tax	14.8	12.3	20.6
Legal fees	7.8	5.9	5.7
Advertising	25.8	28.6	29.8
Consulting services	20.8	18.2	10.6
Travel and representation expenses	24.4	23.4	22.1
Interest on Tranquilidade-Vida subordinated debt	—	—	4.5
Provision for other liabilities and charges	2.4	1.3	32.6
Provision for general banking risks	6.0	0.5	91.5
Provision for investment in real estate	1.1	2.9	2.5
Restructuring costs	—	3.3	12.7
Others	18.6	31.5	37.0

	344.3	345.1	474.5

NOTE 26 — INCOME TAXES

Income tax expense is analysed as follows:

	Year ended December 31,
	2001	2002	2003

	(In millions of Euro)
Current
Portugal	35.8	35.9	50.6
Other	12.9	9.3	12.6
Deferred
Portugal	—	(31.2)	4.0
Other	0.7	0.2	(0.5)

	49.4	14.2	66.7

Tax attributable to minority interests	27.1	14.7	40.4

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

A reconciliation between the statutory income tax rate in Portugal and the effective tax rate of the Group is shown in the following table (percentages):

	Year ended December 31,
	2001		2002		2003

Portuguese statutory rate	35.2%		33.0%		33.0%
Decrease of statutory rate in Portuguese Group companies due to:
Tax benefits on interest income from Portuguese government securities	(1.8%	)	(2.3%	)	—
Tax benefits on distribution of bonus payments to employees	(4.4%	)	(8.9%	)	(2.7%	)
Tax benefits on tax-exempt operations	(12.8%	)	(40.6%	)	(3.9%	)
Tax benefits on equity write-offs related with early retirement	(17.6%	)	(29.5%	)	(5.3%	)
Tax benefits on change in valuation allowance for DTA	—		—		(1.6%	)
Other taxable costs and non-tax income (net)	10.5%		14.9%		—
Deferred tax assets	—		27.1%		(2.4%	)
Negative results with no tax effect	15.3%		13.4%		7.7%
Others	—		(1.2%	)	(5.4%	)
Decrease of statutory rate in non-Portuguese Group companies	(3.2%	)	(1.6%	)	(0.4%	)
Increase of statutory rate in non-Portuguese Group companies due to:
Tax on dividends received	1.5%		2.3%		0.9%
Tax not recognized on negative results	6.5%		13.3%		5.1%
Tax benefits on tax-exempt operations	—		—		(0.5%	)

Effective tax rate	29.2%		19.9%		24.5%

In 2002 Tranquilidade-Vida recognised a deferred tax asset, included under Other assets (see Note 9) of EUR 35.9 million of which EUR 4.7 million were taken to retained earnings of the companies and EUR 31.2 million to the statement of income of the year. At the end of 2003 the deferred-tax asset included under Other assets amounts to EUR 31.9 million and has been calculated using the already approved 2004 tax rate of 27.5% (2002: 33.0%).

Income before income taxes and minority interests split between Portuguese and non-Portuguese Group companies are presented under Note 29 — Financial information by geographical area.

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 27 — EARNINGS PER SHARE

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

The computation of basic and diluted EPS for the years ended December 31 is presented in the following table:

	2001		2002		2003

	(In millions of Euro, except per share data)
Net income (loss)	11.0		(45.1)		35.9
Numerator for diluted earnings per share	11.0	(1)	(45.1	)(1)	35.9	(1)
Denominator for basic earnings per share – weighted-average shares	44 253 510		43 253 371		45 643 406
Denominator for diluted earnings per share – weighted-average number of ordinary shares and dilutive potential ordinary shares	44 253 510	(1)	43 253 371	(1)	45 643 406	(1)
Basic earnings per share	0.25		(1.04)		0.79
Diluted earnings per share	0.25	(1)	(1.04)		0.79

(1)
Interest expense per share obtainable on conversion, net of taxes, attributable to the convertible bonds (see Note 16), amounts to EUR 1.11 (2002: EUR 0.94), thus exceeding the basic EPS; as such the convertible bonds interest are excluded from the calculation of diluted earnings per share due to the resulting antidilutive effect.

NOTE 28 — PENSION PLAN

As described in Note 2, the Group’s companies operate defined pension plans for their employees and their dependants under which the benefits only vest on the earlier of retirement, death or incapacity.

The actuarial valuation of pension liabilities for the Group companies is performed annually, with latest valuation performed as at December 31, 2003.

The key assumptions considered in the actuarial studies for December 31, 2002 and 2003 used to determine the present value of the pension benefits for the employees are as follows:

	Insurance 2002	Insurance 2003	Banking 2002	Banking 2003

Method of estimation	Projected unit credit
Mortality table	TV 73/77	GKF 95	TV 73/77	TV 73/77
Salaries increase rate	3.00%	3.00%	3.00%	2.75%
Rate of return on assets	6.00%	5.50%	6.00%	5.50%
Rate of growth of pensions	0.00%	0.00%	2.00%	1.75%
Rate of growth of early retirement pensions	2.00%	2.00%	—	—
Discount rate	6.00%	5.50%	6.00%	5.50%
Technical rate	3.00%	3.00%	6.00%	5.50%
Discount rate of early retirement pensions	3.00%	5.50%	—	—

No disability retirements are considered in the calculations of total liabilities.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

In 2003, in order to adjust the actuarial valuations to the present economic environment, the Board of Directors of the Group companies approved a change in the assumptions used as explained above. The consequent increase in total liabilities amounted to approximately EUR 44.9 million, from which EUR 43.9 million are attributable to the Portuguese banking subsidiaries which financed the total amount in 2003. In accordance with Regulation no. 12/2001 issued by the Bank of Portugal, the amount related to the banking subsidiaries was deferred under Other assets, and will be amortized over a period of 10 years. The amount attributable to the insurance subsidiaries was netted off against actuarial gains.

The foregoing assumptions comply with the guidelines issued by the Bank of Portugal and the ISP.

At December 31, 2002 and 2003 the number of participants covered by the pension plan is as follows:

	December 31,
	2002	2003

Employees	6 728	6 780
Pensioners	4 233	4 455
Widows and other direct relatives	777	791

Total participants	11 738	12 026

Pension liabilities and fair value of plan assets as at December 31, 2002 and 2003 are the following:

	December 31,
	2002	2003

	(In millions of Euro)
Total liabilities	1 209.9	1 454.1
Fair value of plan assets	(1 139.0)	(1 405.7)
Accruals	(1.2)	(0.9)

	69.7	47.5
Unrecognised prior service costs	(73.5)	(54.8)

Excess coverage	3.8	7.3

Additionally, Tranquilidade and Esumédica have transferred part of their liabilities to Tranquilidade Vida, through the acquisition of life insurance policies. The number of pensioners covered by these policies is 482 (2002: 456), and the total liability amounts to EUR 17.2 million (2002: 17.4 million), which is included in insurance reserves, life insurance provisions of Tranquilidade Vida.

The unrecognised prior service costs relates to the amount of the shortfall calculated as at December 31, 1994 regarding employees with estimated retirement date after December 31, 1997, which, according to the accounting policy described in Note 2, is charged to the statement of income on a systematic basis during the expected service years of these employees. Annually this amount is subject to extraordinary amortizations (anticipation) due to the reductions occurred in the population covered by this scheme.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The pension liabilities increased in 2002 and 2003 as follows:

	December 31,
	2002	2003

	(In millions of Euro)
Liabilities at the beginning of the year	1 058.1	1 209.9
Service cost	16.2	18.8
Employees contributions	1.8	1.9
Interest cost	63.8	72.0
Early retirement – banking subsidiaries	79.1	55.7
Early retirement – insurance subsidiaries	7.0	0.6
Benefits paid	(74.9)	(80.5)
Changes in actuarial assumptions	—	44.9
Actuarial losses	44.8	132.6
Acquisition (disposal) of subsidiaries and other	5.9	(1.8)

Liabilities at the end of the year	1 201.8	1 454.1
BESSA and other subsidiaries(1)	8.1	—

	1 209.9	1 454.1

Pensioners	904.2	1 083.6
Employees	297.6	370.5
Unrecognised prior service costs	(73.5)	(54.8)

Liabilities to be covered	1 128.3	1 399.3
BESSA and other subsidiaries(1)	8.1	—

	1 136.4	1 399.3

Fair value of plan assets	1 139.0	1 405.7
Accruals	1.2	0.9

Total coverage	1 140.2	1 406.6

Excess coverage	3.8	7.3

Liabilities for future services	321.0	390.9

(1)	In 2003 BESSA and the other subsidiaries are already included in the consolidated figures.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The fair value of plan assets changed during 2002 and 2003 as follows:

	December 31,
	2002	2003

	(In millions of Euro)
Opening balance	967.4	1 139.0
Acquisition (disposal) of subsidiaries and other	7.5	(1.1)
Group contributions	314.5	258.9
Employees contributions	1.8	1.9
Pensions paid	(73.6)	(80.5)
Actual return on plan assets	(84.7)	87.5

Year end balance	1 132.9	1 405.7
BESSA and other subsidiaries	6.1	—

	1 139.0	1 405.7
Accruals	1.2	0.9

Total coverage	1 140.2	1 406.6

The amount recognised as a cost by the Group in 2003 amounts to EUR 78.2 million (2002: EUR 63.1 million, 2001: EUR 43.9 million) and includes:

	December 31,
	2002	2003

	(In millions of Euro)
Service cost	16.2	18.8
Interest cost	63.8	72.0
Expected return on plan assets	(54.5)	(63.9)

Current expenses	25.5	26.9
Actuarial (gains)/losses and changes in assumptions – insurance business	5.6	(1.4)
Amortisation of actuarial (gains)/losses and changes in assumptions – banking business	0.2	15.2
Curtailment cost – insurance business	2.5	5.1
Amortisation of curtailment costs – banking business	8.1	13.7
Amortisation of unrecognised prior service costs – banking business	8.7	7.6
Anticipation of unrecognised prior service costs – banking business	12.5	11.1

Liabilities accrued in the period	63.1	78.2

In 2002, following an authorisation by the ISP, Tranquilidade deferred for a period of three years the curtailment costs amounting to EUR 7.0 million incurred in the year and it recognised in the statement of income an amount of EUR 2.5 million. In 2003 the remaining amount of EUR 4.5 million was recognised through the statement of income.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The movements in Deferred actuarial losses in the year are as follows:

	December 31,
	2002	2003

	(In millions of Euro)
Opening balance	87.3	341.9
Curtailment costs
– Banking business	79.1	55.7
– Insurance business	4.5	—
Actuarial gains and losses generated in the year(1)	180.2	114.9
Changes in actuarial assumptions(2)	—	43.9
Amortisation of curtailment costs – banking business	(8.1)	(13.7)
Amortisation of curtailment costs – insurance business	—	(4.5)
Amortisation of actuarial gains/(losses) – banking business	(0.2)	(15.2)
Other	(0.9)	0.7

	341.9	523.7
Deferred actuarial losses – corridor (see Note 9)	113.5	138.0

Deferred actuarial losses – outside the corridor (see Note 9)	228.4	385.7

(1)
from the actuarial loss generated in 2003 amounting to EUR 109.0 million (EUR 132.6 million loss in liabilities and EUR 23.6 million gain in the plan assets), EUR 114.9 million loss relates to the banking subsidiaries and was deferred following the corridor method. From the gains of EUR 5.9 million attributable to the insurance subsidiaries, EUR 2.4 million was recognised in the statement of income and the remaining EUR 3.5 million was not recognised.

(2)
from the amount related to the change in assumptions, EUR 1 million generated by the insurance subsidiaries was netted off against actuarial gains. The remaining amount of EUR 43.9 million was deferred for a period of 10 years.

The amount of Deferred actuarial losses – outside the corridor will be amortised over a period of 10 years as referred in Note 2. The curtailment costs- insurance business occurred in 2002 were fully taken to the statement of income in 2003.

Comparison between assumptions used and the actual values obtained in 2003 is as follows:

	ACTV Fund		Open-end Pension Fund
	Assumption	Actual (2003)	Assumption	Actual (2003)

Increase in future compensation levels	2.75%	6.00%	2.75%	6.00%
Expected return on plan assets	5.50%	8.10%	5.50%	8.10%
Pension increase rate	1.75%	2.60%	1.75%	2.60%

The pension fund’s assets used by the Group, as at 31 December 2003, refer only to premises in the amount of EUR 151.6 million (2002: EUR 41.2 million). The pension fund owns related parties shares for an amount of EUR 9.0 million. During 2002, the Group sold to the pension fund 22.4 million shares of VTR, SGPS, SA for EUR 32.0 million. This transaction generated a surplus of EUR 9.6 million in Group’s financial statements and generated a similar gain in the pension fund.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 29 — FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

The following table presents the Group’s business geographical distribution as at and for the three years ended December 31.

2003	Interest income and Other revenues	Income before taxes and Minority interests	Identifiable Assets

	(In millions of Euro)
Portugal	3 219.8	276.0	40 280.8
Other EU countries	558.8	47.6	5 487.3
Other europeans countries	44.2	19.1	63.5
North-America	112.2	(20.1)	1 298.3
Latin America	10.8	4.8	355.0
Asia	3.5	1.8	63.7
Africa	13.5	4.5	75.0
Other	(6.3)	(13.2)	39.8

	3 956.5	320.5	47 663.4

2002	Interest income and Other revenues	Income before taxes and Minority interests	Identifiable Assets

	(In millions of Euro)
Portugal	3 230.8	80.5	40 515.0
Other EU countries	212.1	13.1	3 473.7
Other europeans countries	51.2	26.8	468.7
Other	57.2	(3.0)	1 131.2

	3 551.3	117.4	45 588.6

2001	Interest income and Other revenues	Income before taxes and Minority interests	Identifiable Assets

	(In millions of Euro)
Portugal	3 555.0	153.2	38 179.9
Other EU countries	292.5	16.3	2 718.5
Other europeans countries	62.8	38.2	485.0
Other	89.4	21.9	1 365.1

	3 999.7	229.6	42 748.5

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 30 — SEGMENTS

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

The accounting policies of the Group’s operating segments are, in all material respects, consistent with those described in Note 2.

The following tables present segment income before tax and minority interest for the years ended December 31:

2003	Net interest revenues and dividends(1)	Other revenues	Total revenues	Total expenses	Pretax income(2)

	(In millions of Euro)
Banking	697.1	657.4	1 354.5	1 046.1	308.4
Leasing	32.7	3.6	36.3	16.3	20.0
Consumer credit	32.5	31.3	63.8	33.8	30.0
Asset management	2.0	69.0	71.0	38.3	32.7
Brokerage	(0.3)	33.3	33.0	28.3	4.7
Factoring	17.1	4.2	21.3	5.2	16.1
Others	(8.2)	31.2	23.0	80.5	(57.5)

Total banking	772.9	830.0	1 602.9	1 248.5	354.4

Life insurance	101.3	935.8	1 037.1	1 038.7	(1.6)
Non-life insurance	10.9	413.2	424.1	408.5	15.6

Total insurance	112.2	1 349.0	1 461.2	1 447.2	14.0

Corporate	(29.6)	(6.5)	(36.1)	11.8	(47.9)

TOTAL	855.5	2 172.5	3 028.0	2 707.5	320.5

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

2002	Net interest revenues and dividends(1)	Other revenues	Total revenues	Total expenses	Pretax income(2)

	(In millions of Euro)
Banking	746.4	406.6	1 153.0	857.2	295.8
Leasing	37.4	2.6	40.0	16.3	23.7
Consumer credit	52.6	30.5	83.1	49.0	34.1
Asset management	2.6	69.2	71.8	42.8	29.0
Brokerage	1.7	24.1	25.8	33.5	(7.7)
Factoring	15.8	2.1	17.9	4.4	13.5
Others	—	60.1	60.1	93.7	(33.6)

Total banking	856.5	595.2	1 451.7	1 096.9	354.8

Life insurance	105.9	553.4	659.3	812.5	(153.2)
Non-life insurance	19.1	396.3	415.4	440.3	(24.9)

Total insurance	125.0	949.7	1 074.7	1 252.8	(178.1)

Corporate	(33.6)	(6.2)	(39.8)	19.5	(59.3)

TOTAL	947.9	1 538.7	2 486.6	2 369.2	117.4

2001	Net interest revenues and dividends(1)	Other revenues	Total revenues	Total expenses	Pretax income(2)

	(In millions of Euro)
Banking	684.9	341.0	1 025.9	751.5	274.4
Leasing	34.2	2.3	36.5	13.3	23.2
Consumer credit	45.2	25.4	70.6	41.6	29.0
Asset management	3.0	62.8	65.8	38.8	27.0
Brokerage	0.3	54.9	55.2	62.4	(7.2)
Factoring	17.8	1.1	18.9	4.8	14.1
Others	0.5	31.1	31.6	51.0	(19.4)

Total banking	785.9	518.6	1 304.5	963.4	341.1

Life insurance	151.0	778.5	929.5	930.4	(0.9)
Non-life insurance	13.9	388.3	402.2	470.4	(68.2)

Total insurance	164.9	1 166.8	1 331.7	1 400.8	(69.1)

Corporate	(26.8)	3.5	(23.3)	19.1	(42.4)

TOTAL	924.0	1 688.9	2 612.9	2 383.3	229.6

(1)	Insurance interest income and dividends is shown in the statement of income under other insurance revenues
(2)	Pre-tax income represents income before income taxes and minority interest

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The following table presents segment assets at December 31:

	2002	2003

	(In millions of Euro)
Banking	37 777.0	39 838.0
Leasing	938.8	1 038.5
Consumer credit	583.4	131.6
Asset management	142.2	148.8
Brokerage	1 221.6	1 255.7
Factoring	467.2	552.9
Others	247.7	195.6

Total banking	41 377.9	43 161.1

Life insurance	3 547.8	3 811.7
Non-life insurance	617.3	616.8

Total insurance	4 165.1	4 428.5

Corporate	45.6	73.8

TOTAL	45 588.6	47 663.4

NOTE 31 — RELATED PARTY TRANSACTIONS

ESI and certain of its subsidiaries have extensive transactions and relationships with members of the ESFG Group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The following is a summary of significant balance sheet and statement of income positions with related parties.

BALANCE SHEET TRANSACTIONS

	December 31,
	2002	2003

	(In millions of Euro)
ASSETS
Other interest-earning deposits	3.1	20.5
Investment securities available for sale	2.5	9.1
Loans and advances to customers(1)	887.2	917.5
Other assets	6.5	6.8

TOTAL ASSETS	899.3	953.9

LIABILITIES
Demand and time deposits	24.9	85.5
Accrued interest and other liabilities	53.2	1.8

TOTAL LIABILITIES	78.1	87.3

(1)	Loans and advances to customers include advances made to ESI and certain of its other subsidiaries which in large part are utilized to fund long-term investments and construction projects.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The following is a summary of movements in loans and advances to related parties:

	December 31,
	2002	2003

	(In millions of Euro)
At beginning of year	917.0	887.2
New loans and advances	94.8	234.0
Repayments in cash	(124.6)	(203.7)

At end of year	887.2	917.5

The loans relate to the following entities:

	December 31,
	2002	2003

	(In millions of Euro)
Directors(1)	192.8	185.9
Espírito Santo Resources Ltd	92.5	221.1
Espírito Santo BVI Participation Ltd	180.1	127.9
Espírito Santo International SA	247.7	107.8
Espírito Santo Property Holding SA	45.4	87.8
Portugália	50.2	54.4
Espírito Santo Industrial SA	32.7	30.0
ES Saúde, SGPS	20.0	24.8
Euroamerican	8.5	16.8
Escom	—	12.9
Others	17.3	48.1

At end of year	887.2	917.5

(1)	Includes EUR 183.4 million (2002: EUR 189.9 million) of loans to companies controlled by non-executive Directors.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Statement of Income

	December 31,
	2001	2002	2003

	(In millions of Euro)
Interest income
Interest on loans	57.9	33.9	21.2
Interest and dividends on securities	—	—	0.2

Total interest income	57.9	33.9	21.4

Interest expense
Interest on deposits	1.2	0.4	0.1

Total interest expenses	1.2	0.4	0.1

Other income
Fee and commission income	0.9	1.3	0.8
Insurance revenues	1.5	2.6	1.0
Net gains on foreign currency transactions	9.4	6.6	3.4
Other operating income	0.2	0.2	0.8

Total other income	12.0	10.7	6.0

Other expenses	1.5	0.4	4.5

NOTE 32 — COMMITMENTS, CONTINGENCIES AND DERIVATIVE AND OTHER INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Group makes various commitments and incurs certain contingent liabilities, which are referred to on the balance sheet, but are not reflected therein.

The Group provides financial guarantees and letters of credit to guarantee the performance of customers to third parties. These agreements have fixed limits and generally extend for a period of up to five years. Expirations are not concentrated in any period. The Group also provides guarantees by acting as settlement agent in securities borrowing and lending transactions.

The contractual amounts of commitments and contingent liabilities are set out in the following table by category. The amounts reflected in the table for commitments assume that amounts are fully advanced. The amounts reflected in the table for guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance sheet date if counterparties failed completely to perform as contracted.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

	December 31,
	2002	2003

	(In millions of Euro)
Contingent liabilities
Guarantees and letter of credit	4 266.4	4 413.4
Open documentary credits	234.5	273.3
Assets given as guarantees	254.1	445.7
Others	20.0	20.7
Loan commitments
Revocable credit lines granted	2 726.1	2 907.7
Irrevocable credit lines granted	815.9	647.3

These commitments and contingent liabilities have off balance-sheet credit risk because only organisation fees and accruals for probable losses are recognised in the balance sheet until the commitments are fulfilled or expire. Many of the contingent liabilities and commitments will expire without being advanced in whole or in part. Therefore, the amounts do not represent expected future cash flows.

Documentary credits are primarily issued as credit enhancements for public and private borrowing arrangements. The credit risk involved in issuing documentary credits is similar to that involved in extending credit facilities to customers. Risks associated with documentary credits and guarantees are usually reduced by participations by third parties.

Loan commitments are contractual agreements to extend credit which generally have fixed expiry dates or other termination clauses and usually require payment of a fee. Substantially all of the Group’s commitments to extend credit are contingent upon the customers maintaining specific standards at the time of granting the credit.

The Group requires collateral to support off-balance sheet financial instruments when it is deemed necessary. Collateral may include deposits held with financial institutions, securities or other assets.

The financial guarantees and letters of credit provided by the Group can be analyzed as follows:

	2002	2003

Domestic	3 365.8	3 941.2
International	900.6	472.2

	4 266.4	4 413.4

Its maturity profile as of December 31, 2003 and 2002 is as follows:

	December 31, 2003
	3 months or less	3 to 6 months	6 months to 1 year	1 to 5 years	After 5 years	Undetermined	Total

	(In millions of Euro)
Domestic	138.8	133.3	156.7	637.3	645.9	2 229.2	4 080.0
International	169.5	7.8	22.5	99.1	48.9	124.4	472.2

Total by maturity	308.3	141.1	179.2	736.4	694.8	2 353.6	4 413.4

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

	December 31, 2002
	3 months or less	3 to 6 months	6 months to 1 year	1 to 5 years	After 5 years	Undetermined	Total

	(In millions of Euro)
Domestic	173.5	268.6	201.7	351.3	2 170.2	200.5	3 365.8
International	38.8	6.7	42.6	148.1	587.4	77.0	900.6

Total by maturity	212.3	275.3	244.3	499.4	2 757.6	277.5	4 266.4

In accordance with instructions from the Bank of Portugal, “Guarantees – International” includes the guarantees given to ESOL’s, BESOL’s and ESFG (Overseas)’s preference shareholders until December 31, 2002. At December 31, 2003, this caption include only guarantees granted to ESOL’s and ESFG (Overseas)’s preference shareholders, since BESOL’s preference shares were redeemed. At December 31, 2003, guarantees in respect of the ESOL preference shares amounted to euro 118.8 million (December 31, 2002: euro 238.4 million) and ESFG (Overseas) preference shares amounted to euro 278.0 million (2002: 281.2 million).

As at December 31, 2003, guarantees in the amount of euro 3,941.2 million (December 31, 2002: euro 3,365.8 million) and the amount of euro 753.4 million (December 31, 2002: euro 1,154.7 million) had been granted by the Group to resident and to non-resident customers, respectively. The following table provides a breakdown of the Group guarantees as of December 31, 2003 and 2002:

	December 31,
	2002	2003

Borrowings	14%	17%
Civil construction performance bonds	12%	13%
Letters of credit	9%	8%
Customers guarantees	5%	7%
Value-added tax (VAT) guarantees	2%	1%
EU related grants	3%	0%

Whenever a guarantee is advanced in whole or in part, the respective amount is reclassified from off-balance sheet to loans and advances to customers, and provided for in accordance with the Bank of Portugal regulations.

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The notional amounts, estimated fair value, carrying amount and credit risk exposure of these financial instruments at December 31, are as follows:

	2002				2003
	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)

	(In millions of Euro)
Over the counter (OTC) Derivatives
Foreign exchange contracts
Trading
Purchase	24.4	—	—	0.2	17.1	(0.1)	(0.1)	0.7
Sell	24.5				35.6
Other than trading
Purchase	1 088.8	(1.0)	0.6	0.7	7 652.2	(65.0)	5.6	260.9
Sell	1 089.2				7 718.7
Currency swaps
Trading
Purchase	89.2	3.3	3.3	5.3	—	—	—	—
Sell	—				—
Other than trading
Purchase	10 182.6	(25.8)	250.7	308.4	250.3	2.5	0.6	6.5
Sell	10 211.7				247.6
Interest rate swaps
Trading	16 640.2	34.1	33.2	520.0	14 405.9	7.6	7.6	346.4
Other than trading	4 364.9	37.8	85.0	59.3	3 192.8	3.2	26.5	30.0
Credit default swaps
Trading	888.8	(13.2)	(13.2)	15.9	904.6	(2.5)	(2.5)	18.2
Other than trading	43.9	2.0	—	2.9	225.0	4.7	0.8	190.4
Equity/index swaps
Trading	819.8	2.0	2.0	8.7	816.3	20.5	20.5	21.5
Other than trading	444.1	(1.4)	(0.7)	5.0	770.7	(5.4)	(25.3)	11.8
Currency interest rate swaps
Trading
Purchase	100.1	(1.6)	(1.6)	2.8	47.8	6.1	6.1	11.7
Sell	105.8				124.1
Other than trading
Purchase	79.0	(6.6)	0.6	0.6	47.4	(10.3)	0.2	0.1
Sell	83.1				56.4
Forward rate agreements
Trading	189.5	(4.5)	(4.5)	—	—	—	—	—
Other than trading	213.4	(0.1)	—	—	224.2	—	0.3	0.2
Currency options
Trading
Purchase	86.4	1.6	1.9	1.7	95.0	2.9	3.9	2.9
Sell	39.8	(0.2)	(0.4)	0.2	131.7	(3.6)	(3.6)	0.1
Other than trading
Purchase	—	—	—	—	145.7	2.2	2.2	2.2
Sell	—	—	—	—	145.7	(3.6)	(3.6)	—
Swaption
Trading
Purchase	195.4	(1.7)	7.1	—	832.3	(2.2)	(2.2)	1.0

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

	2002				2003
	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)

	(In millions of Euro)
Equity options
Trading
Purchase	134.8	6.4	14.3	9.1	39.2	8.1	8.1	9.2
Sell	106.2	(3.9)	(6.2)	0.7	53.1	1.4	1.4	—
Other than trading
Purchase	—	—	—	—	0.6	—	—	—
Index/Options
Trading
Purchase	40.6	(3.2)	4.0	—	23.0	(2.7)	(2.7)	—
Sell	36.7	2.9	(3.2)	2.9	69.8	2.5	2.5	2.5
Other than trading
Purchase	—	—	—	—	0.6	—	—	—
Sell	—	—	—	—	18.7	0.5	0.5	0.5
Interest rate caps and floors
Trading
Purchase	1 186.7	(3.3)	0.7	2.9	1 330.7	13.9	13.9	14.8
Sell	1 299.4	1.7	(3.9)	5.2	1 265.6	(13.1)	(13.1)	—
Other than trading
Purchase	—	—	—	—	8.5	—	—	—
Sell	—	—	—	—	0.5	—	—	—
Exchange traded Derivatives
Currency options
Trading
Purchase	—	—	—	—	71.0	—	—	—
Sell	4.8	—	—	—	136.8	—	—	—
Interest Rate Options
Trading
Purchase	7 252.1	—	—	—	—	—	—	—
Sell	1 990.0	—	—	—	—	—	—	—
Equity options
Trading
Purchase	7.4	—	—	—	20.1	—	—	—
Sell	7.7	—	—	—	26.1	—	—	—
Financial futures
Trading	588.5	—	—	—	—	—	—	—
Interest rate futures
Trading
Purchase	—	—	—	—	327.5	—	—	—
Sell	—	—	—	—	343.5	—	—	—
Equity/Index Futures
Trading
Purchase	—	—	—	—	2.8	—	—	—
Sell	—	—	—	—	30.0	—	—	—
Currency Futures
Trading
Purchase	—	—	—	—	8.6	—	—	—
Sell	—	—	—	—	13.4	—	—	—

(1)	Theoretical or notional amount of the contract.
(2)	Estimated fair value represents the (loss) or gain on current position settlement, considering prevailing market conditions and common valuation methodologies.
(3)	Carrying amount represents accrued profit or losses inherent to current positions.
(4)	Credit risk represents the positive difference between amounts receivable and payable on the current positions.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 33 — FOREIGN EXCHANGE EXPOSURE

At December 31, 2003, assets, liabilities and off-balance sheet items expressed in foreign currencies are as set forth below:

	December 31, 2003
	US Dollar	British Sterling	Swiss Francs	Japanese Yen	Other foreign currencies	Total	% of total assets/ liabilities

	(In millions of Euro)%
Assets	6 131.9	391.8	105.6	89.5	878.4	7 597.2	15.9%
Liabilities	5 947.4	356.6	7.4	26.1	729.1	7 066.6	15.6%

Net assets/(liabilities)	184.5	35.2	98.2	63.4	149.3	530.6
Forward foreign currency position	(45.0)	(4.4)	0.7	(46.4)	26.5	(68.6)

Total foreign currency position	139.5	30.8	98.9	17.0	175.8	462.0

Total foreign currency position is represented by:
– Investment position(1)	23.9	0.8	65.4	—	227.1
– Trading position(2)	115.6	30.0	33.5	17.0	(51.3)

(1)	Foreign currency investment position represents medium or long-term investments in subsidiaries expressed in foreign currencies.
(2)
Foreign exchange trading position in each currency represents the net open position, considering that the Group subsidiaries managed their currency exposure hedging their positions against functional currencies and not against the currency in which the Group financial statements are presented.

NOTE 34 — SECURITISATION TRANSACTIONS

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Other information relating to this securitisation can be summarised as follows:

a)	Securities issued by Lusitano No. 1 Limited

	Senior	Junior	Residual certificates

Rating
– FITCH Ratings	AAA	A	—
– Moody’s	Aaa	A2	—
– Standard & Poors	AAA	A	—
Amount (millions of Euro)	233.7	16.3	—
Coupon interest rate			Excess
	Euribor 3 m	Euribor 3 m	spread
	+ 0.36% pa	+ 0.75% pa
Redemption	Up to Sept. 2007	Up to Sept. 2007	Up to Sept. 2007
Securities held by BES Group
Amount (millions of Euro)	—	—	0.05

b)	Commitments retained by BES Group:

•	Cash reserve: EUR 5.0 million, recorded in Other assets

•	Liquidity lines and guarantees: not applicable

c)	Provisions:

•
Provisions in the amount of EUR 5.0 million and EUR 4.4 million were recorded in accordance with Instruction no. 27/2000 issued by the Bank of Portugal, and are classified respectively under Other assets.

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

Lusitano Finance no. 2 Plc Company’s only activity is to hold the loan portfolio acquired to BES and BESLEASING Mobiliária and the payment of principal and interest of the bonds issued by this entity will depend

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

exclusively of the portfolio and the collateral deposit made with the issue of Class D notes acquired by BES and BESLEASING Mobiliária. The Class D notes give to its holders the right to receive on a quarterly basis, the excess spread calculated by Lusitano Finance no2. Plc, after having paid the liabilities arising from the other notes and after having deducted the operational costs. This excess spread is estimated and is recognised on an accrual basis in the financial statements of BES and BESLEASING Mobiliária.

A provision amounting to EUR 1.7 million to cover the cash reserve was calculated and booked in accordance with Instruction no. 27/2000 issued by the Bank of Portugal.

This securitisation transaction also presents the following features:

a)	Securities issued by Lusitano Finance No. 2 Plc

	Class A	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AA	A-	—
– Moody’s	Aaa	Aa2	A2	—
– Standard & Poor’s	AAA	AA	A-	—
Face value (millions of Euros)	409.7	11.3	29.0	20.3
Coupon rate/return	Euribor 3m +0.27% pa	Euribor 3m + 0.45% pa	Euribor 3m + 0.83% pa	“Excess spread”
Reimbursement	Until Apr/2010	Until Apr/2010	Until Apr/2010	Until Apr/2010
Securities held by BES Group:
Book value (millions of Euros)	—	—	—	20.3

b)	Commitments retained by the Group:

•	Class D up to EUR 20.3 million, accounted for as Investment securities available for sale.

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•
Provisions for securities in the amount of EUR 8.2 million were recorded, in accordance with the Instruction no. 27/2000 issued by the Bank of Portugal, and are classified under unrealised losses recorded.

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

At the time of the sale, no gains or losses were recorded by BIC. Lusitano Mortgages No. 1 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 1, Plc that financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BIC cannot be made responsible for

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

any amounts of non-performing loans portfolio sold exceeding the face value of Class F acquired by BIC and issued by Lusitano Mortgages No. 1, Plc with the objective of setting up collateral deposit (cash reserve). The face value of this note will have a maximum value of 1% of the portfolio sold.

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

This securitisation transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 1 Plc

	Class A	Class B	Class C	Class D	Class E	Class F

Rating
– FITCH Ratings	AAA	AA	A	BBB	BB	—
– Moody’s	Aaa	Aa3	A2	Baa2	Ba1	—
– Standard & Poor’s	AAA	AA	A	BBB	BB	—
Face value
(millions of Euros)	915.0	32.5	25.0	22.5	5.0	10.0
Coupon rate/return	Euribor 3m + 0.28% pa	Euribor 3m + 0.48% pa	Euribor 3m + 0.65% pa	Euribor 3m + 1.35% pa	Euribor 3m + 3.90% pa	“Excess spread”
Reimbursement	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035
Securities held by BES Group:
Book value (millions of Euros)	—	—	—	—	—	12.8

b)	Commitments retained by the Group:

•	Class F note accounted for under Investment securities available for sale.

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•
Provisions for securities in the amount of EUR 4.6 million were recorded, in accordance with instruction no. 27/2000 issued by the Bank of Portugal, and are classified under unrealised losses recorded.

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 1 Fund;

•	Fund manager of Lusitano Mortgages No. 1: Navegator, SGFTC, SA

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 1 Plc;

•	Custody of participation units: BES;

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

•	Servicer: BIC;

•	Liquidity facility provider: Deutsche Bank (Portugal), SFE Madeira.

Lusitano Mortgages No. 2, Plc

In November 2003, BES Group performed the fifth securitisation transaction, having sold to Lusitano Mortgages No. 2 fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Finantia-SGFTC, SA,a mortgage portfolio in the amount of EUR 1,000.0 million that was recorded in BIC’s balance sheet.

Lusitano Mortgages No. 2 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 2, Plc that financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BIC cannot be made responsible for any amounts of non-performing loans portfolio sold exceeding the face value of Class F acquired by BIC and issued by Lusitano Mortgages No. 2, Plc with the objective of setting up collateral deposit (cash reserve). The face value of this note corresponding to the cash reserve to the transaction, amounts to EUR 9 million.

Lusitano Mortgages No. 2 Fund has the sole activity of owning the portfolio acquired from BIC and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 2, Plc only activity is holding the participation units in Lusitano Mortgages No. 2 Fund. The amount of principal and interest paid on the Class A, B, C, D and E notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class F acquired by BIC. This Class F note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 2, Plc, after liquidation of the liabilities with note holders of Class A, B, C, D and E, and its operational costs, which, when possible to be estimated, is accrued and recognised in BIC’s statement of income.

This securitisation transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 2 Plc

	Class A	Class B	Class C	Class D	Class E	Class F

Rating
– FITCH Ratings	AAA	AA	A	BBB	BBB-	—
– Moody’s	Aaa	Aa3	A3	Baa3	Ba1	—
– Standard & Poor’s	AAA	AA	A	BBB	BB	—
Face value
(millions of Euros)	920.0	30.0	28.0	16.0	6.0	9.0
Coupon rate/return	Euribor 3m + 0.24% pa	Euribor 3m + 0.48% pa	Euribor 3m + 0.64% pa	Euribor 3m + 1.20% pa	Euribor 3m + 3.75% pa	“Excess spread”
Reimbursement	Until Dec/2036	Until Dec/2046	Until Dec/2046	Until Dec/2046	Until Dec/2046	Until Dec/2046
Securities held by BES Group:
Book value (millions of Euros)	—	—	—	—	—	11.7

b)	Commitments retained by the Group:

•	Class F note accounted for under Investment securities available for sale.

•	Liquidity lines and guarantees: non-applicable.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

c)	Provisions:

•
Provisions for securities in the amount of EUR 4.9 million were recorded, in accordance with Instruction no. 27/2000 issued by the Bank of Portugal, and are classified under unrealised losses recorded.

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 2 Fund;

•	Fund manager of Lusitano Mortgages No. 2: Finantia-SGFTC, SA

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 2 Plc;

•	Custody of participation units: BES;

•	Servicer: BIC;

•	Liquidity facility provider: Crédit Agricole Indosuez.

b)	Securitisation of securities

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

This securitisation operation also presents the following features:

a)	Securities issued by Lusitano Global CDO No. 1 Plc

	Class A1	Class A2	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AAA	AA	A	—
– Moody’s	Aaa	Aaa	Aa1	A1	—
– Standard & Poor’s	AAA	AAA	AA	A+	—
Face value (millions of Euros)	350.0	623.8	42.3	25.2	103.0
Coupon rate/return	Euribor 3m + 0.25% pa	Euribor 3m + 0.45% pa	Euribor 3m + 0.65% pa	Euribor 3m + 1.10% pa	Excess spread until 10%

Reimbursement	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015
Securities held by BES Group:
Book value (millions of Euros)	—	0.4	—	15.2	98.2

b)	Commitments retained by the Group:

•	Class D notes on the maximum amount of EUR 110.0 million, accounted for as Investment securities available for sale.

•	The Group also holds 500 000 notes Class A2 notes and 2 600 000 Class C notes, also accounted for as Investment securities available for sale.

•	Liquidity lines and guarantees: non-applicable.

c)	Entities involved:

•	Acquirer: Lusitano CDO No.1, Plc and Deutsche Bank Portugal;

Securities acquired by the Group following securitisation transactions are accounted for under Investment securities available for sale and are stated net of unrealised losses recognised in compliance with Instruction no. 27/2000 issued by the Bank of Portugal.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 35 — RECONCILIATION OF STATUTORY AND US ACCOUNTING PRINCIPLES

The accompanying financial statements are prepared in accordance with the accounting principles and other regulatory pronouncements applicable to the financial services sector in Portugal (Portuguese GAAP) which vary from US GAAP in the following significant respects:

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

Additionally, under Portuguese GAAP real estate held by insurance subsidiaries, for own use and investment purposes, are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least in the last 5 years, in accordance with the methods recognized by the Portuguese Insurance Institute, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months. The unrealized gain or loss is recognized through Revaluation reserve. Any unrealized loss not covered by this reserve is charged to income. Real estate in insurance undertakings are not depreciated.

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

	Increase/(decrease)
	2001	2002	2003

	(In millions of Euro)
Net Income
Total depreciation booked in the year	(0.6)	0.2	(0.7)
Sales in the period	11.0	(0.3)	38.4
Fair value adjustments arising from business combinations (see note 35.m)	(7.9)	(6.9)	(27.7)

	2.5	(7.0)	10.0

Shareholders’ equity
Reversal of revaluations reserve	(185.6)	(148.3)
Fair value adjustments arising from business combinations (see note 35.m)	123.8	96.2

	(61.8)	(52.1)

During 2003, BES Group sold real estate assets to the Pension Fund for EUR 61.0 million. These assets were booked under local GAAP for EUR 55.5 million (net of depreciation), thus generating a EUR 5.5 million gain. For US GAAP purpose the net book value of these assets amounted to EUR 25.5 millions and therefore, the realized gain amounted to EUR 35.5 millions, generating a difference in net income between local and US GAAP of EUR 30.0 million. This amount is included under Sales in the period. Following this sale, fair value adjustments arising from business combinations were adjusted in conformity (See note 35.m)).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

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

With respect to investments representing life assurance provisions for bonuses and rebates, unrealized gains and losses are transferred to the “Fund for future appropriations”. Any losses not covered by the Fund for future appropriations are charged to the Statement of income.

As explained in Note 2, in 2001, the regulatory authorities issued a transitional rule, rule nr. 19/2001-R, of December 4, 2001, allowing the insurance companies to defer unrealized losses generated during 2001 not compensated by the “Fund for future appropriations” and the “Regulatory revaluation reserve”. As at December 31, 2001 ESFG deferred for local purposes in its balance sheet 90% of the unrealized losses generated in 2001 (see note 9). The amount deferred was fully charged to the Statement of income in 2003.

Under US GAAP securities classified as available-for-sale for banking and insurance operations are carried at fair value. Unrealized gains and losses are recorded in shareholders’ equity, net of applicable taxes, except where there has been a decline in fair value of available for sale securities, which is judged to have been other-than temporary, for which the amount of the write down is included directly in the Statement of income as an impairment. Reversals of impairment are not recognized in earnings but included in Other comprehensive income.

For US GAAP purposes, held to maturity securities are carried at amortized cost less a provision for any other-than temporary impairment.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The adjustments in Investment securities and Other equity holdings, as of December 31, 2001, 2002 and 2003, in order to bring their valuation in line with US GAAP, are the following:

	Increase/(decrease)
	Net Income		Shareholders’ Equity
	2002	2003	2002	2003

Unrealized/Impairment losses on Other equity holdings not recognized under Portuguese GAAP
Portugal Telecom	(177.2)	—	(99.6)	(42.9)
PTM	—	—	(152.9)	(74.0)
Bradesco	(120.7)	(2.2)	(116.2)	(61.4)
BMCE	(11.8)	—	(11.1)	(10.3)
Others	(3.5)	(7.8)	(6.6)	(6.4)

Other equity holdings	(313.2)	(10.0)	(386.4)	(195.0)

Unrealized gain/Impairment losses on available for sale securities not recognized under Portuguese GAAP
Bradespar	(20.8)	—	(20.8)	(3.4)
Novabase	(9.9)	—	(9.1)	(8.2)
Other	(52.6)	(6.1)	(16.3)	48.4
Held to maturity portfolio	(0.4)	(1.5)	2.8	1.3

Investment securities	(83.7)	(7.6)	(43.4)	38.1

Total investment securities available for sale	(396.9)	(17.6)	429.8	(156.9)

c)	Pension and other employee benefits

As referred to in Note 2, the Group is liable for pensions, including widows and orphans benefits \and permanent disability as stipulated in the collective labour agreement for the banking and insurance businesses in Portugal.

Additionally the Portuguese banking subsidiaries also provide supplemental health care benefits to employees and retirees. Under this health care plan, the Group is required to make annual contributions to a health care organization that covers the entire banking system. These benefits are provided through a multi-employer plan. The costs of this supplemental health care benefits are accounted for on a cash basis under Portuguese GAAP.

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Additionally, under this Regulation, for local purposes Portuguese banking subsidiaries are allowed to capitalize retirement costs and amortize them over a period of 10 years which is not allowed under US GAAP.

Insurance subsidiaries account for pensions in accordance with the rules of ISP which requires that any increase in vested benefits, for whatever reason (including actuarial gains and losses) must be recognized in the Statement of income as and when it arises. For US GAAP purposes the Group capitalizes the actuarial gains and losses generated in relation to pension plans held by insurance subsidiaries under the corridor method.

In 2002 the ISP authorized insurance companies to recognize in the Statement of income during a period of three years, the curtailment costs incurred in the year. For US GAAP purposes these curtailment costs were expensed in 2002.

The major impacts on the Group’s consolidated financial statements of the application of SFAS 87 Employers’ Accounting for Pensions and of SFAS 106 Employers Accounting for Post Retirement Benefits Other than Pensions are the following:

	Increase/(decrease)
	2002	2003

	(In millions of Euro)
Net income
Early retirements (Pensions)	(75.3)	(35.2)
Health benefits – Net periodic cost(1)	(31.3)	(5.5)
Difference in amortization of net actuarial gains and losses and transition obligation	(5.3)	(7.1)
Amortization of transitional obligations	13.5	11.2
Fair value adjustments arising from business combinations (see note 35.m)	38.1	8.3
Others	(0.8)	11.3

	(61.1)	(17.0)

(1)	For local purposes, net periodic cost equals the benefits paid by the Group.

	Increase/(decrease)
	2002	2003

	(In millions of Euro)
Shareholders’ equity
Accrual for health benefits	(31.3)	(36.8)
Actuarial losses(2)	240.4	224.6
Others	2.6	(0.9)

	211.7	186.9
Additional minimum liability (in Other Comprehensive Income)	(21.0)	(22.7)

	190.7	164.2
Fair value adjustments arising from business combinations (see note 35.m)	(72.5)	(64.2)

	118.2	100.0

(2)	This difference is explained by the actuarial losses mainly generated up to December 31, 2001, under US GAAP.

Until December 31, 2001 Management believed that no liability needed to be recognized under US GAAP for the health care benefits as it was expected that this health benefit plan was not legally binding and would be integrated in the future under the State Social Security System. During 2002 the Group has reassessed the

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

accounting of the health benefit plan under paragraph 8 of SFAS 106 and has concluded that based on the practice of paying postretirement health benefits an obligation should be recorded by the Group. On this basis, the Group charged to the Statement of income in 2002, the projected benefit obligation as at 31 December 2001 net of the transition obligation calculated under the rules of SFAS 106 and excluding the actuarial losses as at that date.

The projected benefit obligations as at December 31, 2002 and 2003 of the Group, for the pension and postretirement health plan, were calculated based on the Projected Unit Credit Method and considering the actuarial assumptions described in Note 28.

In 2003 the Group changed the actuarial assumptions used in the calculation of the projected benefit obligation which lead to an increase in the Group’s liabilities amounting to EUR 44.9 millions. The increase in liabilities was booked under local GAAP as deferred costs and will be amortized over a 10 year period starting in 2004. For USGAAP purposes this effect is included under unrecognized net actuarial losses and will be taken to the statement of income under the corridor method.

The table below shows the reconciliation of the funded status:

	December 31,
	2001	2002		2003

	Pension	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits	Benefits

	(In millions of Euro)

Accumulated Benefit Obligation	900.3	1,104.3	61.0	1,297.2	77.7
Projected Benefit Obligation (PBO)	(1,067.3)	(1,229.8)	(69.3)	(1,472.0)	(88.5)
Plan Assets	973.5	1,139.6	—	1,406.6	—

Funded Status	(93.8)	(90.2)	(69.3)	(65.4)	(88.5)
Unrecognized transition obligation	70.5	62.7	19.4	55.0	18.2
Unrecognized prior service cost	15.3	14.3	0.4	13.3	0.4
Unrecognized net actuarial loss	405.1	598.9	18.2	744.6	33.1

Prepaid/(accrued benefit cost)	397.1	585.7	(31.3)	747.5	(36.8)

Minimum liability recognized	—	(15.3)	(29.7)	—	(40.8)
Intangible asset	—	4.6	19.4	—	18.6
Other Comprehensive Income	—	10.7	10.3	—	22.3

The unrecognized net obligations at transition and the unrecognized prior service cost and the net gains or losses, are being amortized over 23 years being the average remaining service life of active employees.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The tables below show the change in the benefit obligation and plan assets:

	December 31,
	2001	2002		2003

	Pension	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits	Benefits

	(In millions of Euro)
Change in benefit obligation
Benefit obligation at the beginning of the year	967.7	1,067.3	60.7	1,229.8	69.3
Increase resulting from business combination	—	7.1	—	(0.9)	—
Service cost	14.6	15.4	0.9	17.7	1.0
Interest cost	65.0	63.2	3.5	70.9	4.0
Plan participants’ contribution	2.1	1.8	—	1.9	—
Curtailment losses related to early retirements	77.9	86.0	4.3	54.0	3.5
Actuarial loss/(gain)	3.0	64.0	4.0	180.4	15.4
Benefits paid by the Fund	(58.0)	(73.6)	—	(80.5)	—
Benefits paid by the Company	(5.0)	(1.4)	(4.1)	(1.3)	(4.7)

Benefit obligation at the end of the year	1,067.3	1,229.8	69.3	1,472.0	88.5

	December 31,
	2001	2002	2003

	Pension	Pension	Pension
	Benefits	Benefits	Benefits

	(In millions of Euro)
Change in Plan Assets – 2003
Fair Value of Plan Assets at the beginning of year	820.3	973.5	1,139.6
Business combination	—	7.5	(0.7)
Actual return on Plan Assets	(30.6)	(86.8)	87.5
Employer contributions	240.7	317.2	258.8
Plan partipants’ contributions	6.3	1.8	1.9
Benefits paid by the Fund	(63.2)	(73.6)	(80.5)

Fair Value of Plan Assets at end of year	973.5	1,139.6	1,406.6

Separate Net Periodic Benefit Costs have been produced for pensions and healthcare.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

A summary of the components of the net periodic pension and post-retirement benefit cost for the plans is given below.

	Years ended December 31,
	2001	2002		2003

	Pension	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits	Benefits

	(In millions of Euro)

Service cost	12.9	15.4	0.9	17.7	1.0
Interest cost on projected benefit obligations	65.0	63.2	3.5	71.0	4.0
Expected return on plan assets	(62.7)	(56.3)	—	(73.3)	0.1
Amortization on the initial unfunded obligations	7.7	7.8	26.3	7.7	1.2
Amortization of the unrecognized prior service cost	1.0	1.0	—	1.0	—
Amortization of the unrecognized net (gain)/loss	12.0	13.3	0.4	20.8	0.5
Curtailment losses related to early retirements	92.1	86.0	4.3	54.0	3.5

Net periodic benefit cost	128.0	130.4	35.4	98.9	10.3

The development of prepaid/(accrued) benefit cost is the following:

	December 31,
	2002		2003

	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits

	(In millions of Euro)

Prepaid/(accrued) benefit cost at the beginning of the year	397.1	—	585.7	(31.3)
Net periodic cost	(130.4)	(35.4)	(98.9)	(10.3)
Employer contributions and other contributions	319.0	4.1	260.7	4.7

Prepaid/(accrued) benefit cost at the end of the year	585.7	(31.3)	747.5	(36.8)

The table below shows the development of net actuarial losses for the year:

	December 31,
	2002		2003

	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits

	(In millions of Euro)

Net actuarial losses at the beginning of year	405.1	14.6	598.9	18.2
Business combination and other	—	—	0.3	—
Actuarial losses in relation to the PBO	64.0	4.0	180.4	15.4
Actuarial losses in relation to the Plan Assets	143.1	—	(14.2)	—
Amortization of actuarial gains and losses	(13.3)	(0.4)	(20.8)	(0.5)

Net actuarial losses at the end of year	598.9	18.2	744.6	33.1

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

d)	Distribution of profits to employees

Under Portuguese GAAP, distribution of profits to employees is recorded in the financial statements only in the period in which it is paid and is charged against retained earnings. Under US GAAP, distribution of profits to employees is considered as an expense of the year to which it relates. On the basis of the proposed profit distribution for 2003 made by the Boards of Directors and approved by the General Shareholders’ Meeting of ESFG’s subsidiaries, the bonus to employees to be paid in 2004, amount to approximately EUR 38.5 million.

The differences in the bonus values for the years 2002 and 2003 are reconciled as follows:

	December 31, 2003
	Net	Shareholders’
	Income	Equity

	(In millions of Euro)

Bonus accrued under US GAAP in 2002	21.7	21.7
Actual amount paid by the Group and charged against reserves	(25.1)	(25.1)

Under-accrual in 2002 charged in the 2003 US GAAP income statement	(3.4)	(3.4)

Bonus accrued under US GAAP in 2003, to be paid and recorded against reserves, in 2004 local accounts	(35.1)	(35.1)

Impact on income statement under US GAAP	(38.5)

	December 31, 2002
	Net	Shareholders’
	Income	Equity

	(In millions of Euro)

Bonus accrued under US GAAP in 2001	(20.1)	(20.1)
Actual amount paid by the Group and charged against reserves	21.7	21.7

Under-accrual in 2001 charged in the 2002 US GAAP income statement	1.6	1.6

Bonus accrued under US GAAP in 2002, to be paid and recorded against reserves in 2003	21.7	21.7

Impact on income statement under US GAAP	23.3

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

e)	Impairment of loans

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

The following table sets forth information regarding the Group impaired loans:

	December 31,
	2001	2002	2003

	(In millions of Euro)
Loans under SFAS 114 scope with an allowance	1,482.5	2,267.6	2,752.7
Loans under SFAS 114 scope without an allowance(1)	423.6	597.2	571.8

Total loans under SFAS 114 scope	1,906.1	2,864.8	3,324.5
Allowance for loans under SFAS 114 scope	(566.4)	(772.6)	(810.6)

Total loans under SFAS 114 scope, net	1,339.7	2,092.2	2,513.9

(1)	These loans do not require an allowance for credit losses since they are collateralized by real estate assets with market value that exceeds the loan outstanding amount.

As of December 31, 2001, based on the application of SFAS 114 in the calculation of impairment losses on a loan by loan basis, the Group identified an excess provision on a consolidated basis amounting to approximately EUR 45.5 million.

Due, mainly, to the economic environment in Portugal and in Europe, the application of the same rule in 2002 and 2003 led to the conclusion that there is no excess provision to be reverted for US GAAP purposes, except a provision booked in the Spanish subsidiary of BES (BESSA) amounting to EUR 9.9 million and EUR 10.1 million in 2002 and 2003, respectively.

This provision in BESSA is set up above the specific and statistical provisions and does not reflect the credit quality of the loan portfolio or the Company’s own experience of impairment. Therefore this provision was written-back for US GAAP purposes.

Additionally, loan losses is increased for US GAAP purposes by EUR 0.6 million (2002 : EUR 3.3 million) as a consequence of the fair value adjustments arising from business combinations as explained in note 35 m).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The adjustments made for US GAAP purposes can be analyzed as follows:

		Net Income		Shareholders’ Equity
	2001	2002	2003	2002	2003

Impairment of loans	3.7	(35.6)	0.1	9.9	10.1
Fair value adjustments arising from consolidation (see note 35 m)	2.8	2.7	2.7	(3.3)	(0.6)

Impact on impairment of loans	6.5	(32.9)	2.8	6.6	9.5

f)	Securitizations

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

The Group has, as of December 31, 2003, the following securitization transactions in place:

		Amount
Bonds	Date	(In millions of Euro)	Financial Assets

Lusitano No. 1	Aug. 1999	250.0	Consumer loans
Lusitano Global CDO No. 1	Aug. 2001	1,144.3	Eurobonds and other bonds
Lusitano Finance No.2	Apr. 2002	450.0	Finance lease and consumer loans
Lusitano Mortgage No.1	Dec. 2002	1,000.0	Mortgage loans
Lusitano Mortgage No.2	Nov. 2003	1,000.0	Mortgage loans

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The following table presents an analysis of the assets and liabilities of the securitization VIE’s consolidated:

	December 31,
	2002	2003

	(In millions of Euro)
Loans	1,391.8	2,294.7
Securities	918.7	727.0
Cash	109.5	141.6
Other assets	6.0	13.9

Total assets of consolidated VIE’s	2,426.0	3,177.2

Notes issued	2,405.3	3,140.8
Derivatives	12.6	21.6
Other liabilities	10.2	13.6

Total liabilities of consolidated VIE’s	2,428.1	3,176.0

Net assets (liabilities)	(2.1)	1.2

Provisions booked in local accounts	—	1.2

US GAAP adjustment	(2.1)	2.4

Although the Lusitano Global CDO No.1, the Lusitano Finance No. 2, the Lusitano Mortgages No. 1 and the Lusitano Mortgage Nº2 transactions might meet the requirements set out in SFAS 140 for sale treatment, regarding the consolidation rules for Variable Interest Entities, the acquired entities must be consolidated for US GAAP purposes. If the assets transferred under these transactions were restated as of December 31, 2003, consolidated assets and liabilities would be increased by approximately EUR 2,986.0 million and EUR 2,983.6 million, respectively (2002: EUR 2,378.3 million and EUR 2,380.4 million respectively).

The impact on shareholders’ equity of consolidating the securitization VIE’s referred to above can be analyzed as follows:

	December 31,
	2002	2003

	(In millions of Euro)
Net assets consolidated	(2.1)	1.2
Reversal of provisions in the local accounts	—	1.2

Adjustment to Shareholders’ equity	(2.1)	2.4

Movement in the year	(2.1)	4.5

OCI	7.0	8.4
Net income	(9.1)	(3.9)

	(2.1)	4.5

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

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

The retained interests over the securitized assets, which were received, can be analyzed as follows:

	2002		2003

	Acquisition	Fair	Acquisition	Fair
	cost	value	cost	value

	(In millions of Euro)		(In millions of Euro)

Lusitano No. 1	0.1	4.3	0.1	1.0

	0.1	4.3	0.1	1.0

For US GAAP purposes these retained interests, which are kept at acquisition cost less provision for Portuguese GAAP purposes, were revalued at fair value as of December 31, 2003, and the Group recognized a cost before minority interests of EUR 3.3 million (2002: EUR 10.0 million) that reflects the change in fair value occurred in the year.

The main assumptions used in the calculation of the fair value of the retained interest were:

2003

Discount rate	Euribor 3 months
Expected prepayments	18.0%
Weighted average life (years)	1.25
Anticipated credit losses	4.2

Cash flows of Lusitano No.1 transaction were:

Sale of Assets	Servicing Fees	Cash-flow received retained interests

—	0.4	4.1

As of December 31, 2003, total amount outstanding, delinquencies and defaults of the securitized assets considered as sales can be analyzed as follows:

	Principal amount	Deliquencies	Defaults

	(In millions of Euro)
Lusitano No. 1	51.8	2.1	12.2

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The adjustment made for US GAAP purposes, can be analyzed as follows:

	Increase/(decrease) in
	Net income			Shareholders’ equity
	2001	2002	2003	2001	2002	2003

	(In millions of Euro)			(In millions of Euro)

Lusitano No. 1	(5.9)	(10.0)	(3.3)	14.3	4.3	1.0

Not consolidated for US GAAP purposes	(5.9)	(10.0)	(3.3)	14.3	4.3	1.0

Lusitano Global CDO No. 1	—	(5.1)	(8.9)	—	1.9	1.3
Lusitano Finance No.2	—	(5.2)	3.4	—	(5.2)	(1.8)
Lusitano Mortgage No.1	—	1.2	1.5	—	1.2	2.6
Lusitano Mortgage No.2	—	—	0.2	—	—	0.2

Consolidated for US GAAP purposes	—	(9.1)	(3.9)	—	(2.1)	2.4

	(5.9)	(19.1)	(7.2)	14.3	2.2	3.4

g)	Variable Interest Entities (VIE)

Under US GAAP, an entity is subject to FIN 46 and is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under SFAS Nº 94, “Consolidation of All Majority-Owned Subsidiaries” (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

For US GAAP purposes, the Group Consolidates the VIE in relation to which it is considered to be the primary beneficiary. The remaining VIE not consolidated by the Group are not significant in context of the consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The following table represents the carrying amounts and classification of consolidated assets that are collateral for VIE obligations, including VIE that were consolidated prior to the implementation of FIN 46 under exiting guidance and VIE that the Group became involved with after July 1, 2003:

2003

(In millions of Euro)
Investment securities	2,323.0
Derivatives	17.0
Loans	100.0
Other assets	52.6

Total assets of consolidated VIE’s	2,492.6

Notes issued	2,423.8
Derivatives	71.1
Other liabilities	10.3

Total liabilities of consolidated VIE’s	2,505.2

Net Liabilities	(12.6)

Credit default swaps	655.3
Interest rate swaps	1,818.5

Total off balance sheet of consolidated VIE’s	2,473.8

The consolidated VIE included in the table above represent several separate entities with which the Group is involved.

The major part of these VIE includes debt that is obligation of the Group’s subsidiaries. These VIE and related debt are recorded on the Group’s consolidated balance sheet under Portuguese GAAP. Under US GAAP, the VIE and debt, and related interest income and expense, are eliminated upon consolidation as an intercompany transaction. The derivatives contained in the VIE are separately recorded at fair value on the balance sheet. As of December 31, 2003, the interest receivable and payable was EUR 8.3 million and EUR 40.1 million, respectively (2002: EUR 8.6 million and 40.2 million, respectively). The assets and liabilities eliminated at December 31, 2003 was approximately EUR 2,239.1 million (2002: EUR 1,510.5 million). As of December 31, 2003, the fair value of the derivatives was EUR (54.1) million (2002: EUR (89.8) million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Moreover, the impact on shareholders’ equity of consolidating the VIE referred to above can be analyzed as follows:

2003

Net liabilities consolidated	(12.6)
Reversal of provisions and other in the local accounts	7.4

Adjustment to Shareholders’ equity in 2003	(5.2)

Adjustment to Shareholders’ equity in 2002	(51.5)

Movement in the year	46.3

OCI	0.1
Net income	46.2

46.3

In 2002, the consolidation of the VIE that do not include debt that is the obligation of the Group’s subsidiaries had a negative impact of EUR 0.6 million against Other Comprehensive income. As these VIE were sold during 2003, this amount was transferred to net income.

The adjustments made for US GAAP purposes, can be analyzed as follows:

	Increase/(decrease) in
	Net income			Shareholders’ equity
	2001	2002	2003	2001	2002	2003

Variable Interest Entities	(20.5)	(30.8)	46.2	(20.5)	(51.5)	(5.2)

h)	Depositor’s guarantee fund

Under US GAAP the portion of the Group’s annual contribution to the Depositors’ guarantee fund that is not expensed for statutory purposes (see Note 2) but is guaranteed through certificates of deposit and accounted for in off balance sheet items, is charged to the Statement of income.

As referred to in Note 3, from the total amount of certificates of deposit held under cash and cash equivalents, EUR 38.5 million (2002: EUR 40.0 million; 2001: EUR 25.4 million) are pledged in guarantee of the irrevocable commitment for payment of the unpaid portion of the annual contribution to the Depositors’ guarantee fund.

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

For the purpose of applying the hedge accounting provisions of SFAS 133, the Group has designated certain fair value hedges of interest rate risk under the short-cut method. The Group has not designated any cash flow hedges. For a discussion of the Group’s use of derivatives, see note 32.

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

The application of SFAS 133 had the following impact in earnings for the years ended December 31, 2001, 2002 and 2003:

	Increase/(decrease)
	Net Income			Shareholders’ Equity
	Years ended December 31,			December 31,
	2001	2002	2003	2002	2003

	(In millions of Euro)

Transition adjustment	(24.4)	—	—	(24.4)	(24.4)
Revaluation at fair value of hedging activities	(3.2)	3.1	0.9	(0.2)	(0.7)
Revaluation at fair value of derivatives not designated as hedging activities and embedded derivatives(1)	(69.2)	59.8	(51.3)	(2.6)	(52.5)

	(96.8)	62.9	(50.4)	(27.2)	(77.6)

(1)
For Portuguese GAAP purposes derivatives classified as hedging instruments are not marked to market. For US GAAP purposes, these derivatives were accounted for at fair value against income, as they do not qualify for hedge accounting under the rules of SFAS 133.

j)	Insurance Reserves

Workers Compensation Reserve

Workers’ compensation – life pensions are calculated using mortality tables and discount rates. In 2000, the ISP established new actuarial assumptions to be used on the calculation of the present value of the estimated liability. However, in accordance with the ISP’s rules, such change in estimates could have been recorded over a two year period from 2001 to 2000. Following the approval by the Company’s shareholders at the General Assembly on March 30, 2001 and with the agreement of the ISP, Tranquilidade charged EUR 14.9 million against retained earnings related to the increase in the workers’ compensation – life pension as a result of changes in actuarial assumptions introduced by the Regulator in 2000, which were required to be utilized by the end of the 2001 financial year. Under US GAAP, the estimated liability was charged against income in 2000 and 2001 in amounts of EUR 12.4 million and EUR 2.5 million, respectively.

According to the Portuguese Regulatory requirements for the Insurance sector, at the end of each year the insurance companies are obliged to pay a percentage corresponding to 0.85% of the workers’ compensation pensions remission value to a government fund (workers compensation fund – FAT) and this amount is charged, for Portuguese GAAP purposes to income on an annual basis.

For US GAAP purposes, as the insurance company liability arises at the occurrence of the accident and its homologation, the insurance subsidiaries of ESFG, considering the “estimated life” of the pensioners, accrue a full provision based on an actuarial valuation of the present value of future payments. Under US GAAP, the estimated liability in 2002 and 2003 amounts to EUR 6.4 million and EUR 5.9 million, respectively. On this basis the Group has increased 2003 net income in the amount of EUR 0.5 million (2002: charge of EUR 6.4 million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Loss adjustment expenses

Loss adjustment expenses which cannot be allocated to specific claims are known as unallocated loss adjustment expenses (ULAE). Portuguese GAAP do not require unallocated loss adjustment expenses to be accrued. Under US GAAP, SFAS 60 requires that all costs expected to be incurred in connection with the settlement of unpaid claims shall be accrued when the related liability for unpaid claims is accrued. Under US GAAP, the estimated liability in 2002 and 2003 amounts to EUR 13.9 million and EUR 11.2 million, respectively. On this basis, and for US GAAP purposes, the Group has increased 2003 net income in the amount of EUR 2.7 million (2002: charge of EUR 13.9 million).

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Hereunder are the estimated life-insurance liabilities under Portuguese and US GAAP, as well as the requested adjustment as of December 31, 2003 and 2002:

	Year ended December 31, 2002
Product	Portuguese GAAP Reserve	Zilmer	Net Portuguese GAAP Liability	US GAAP Reserve	DAC	URR	Net US GAAP Liability	US GAAP Adjustment

	(in millions of Euro)
Savings and unit linked	4,301.5	(0.7)	4,300.8	4,301.5	30.7	46.0	4,316.8	16.0
Risk	12.4	—	12.4	10.7	3.9	—	6.8	(5.6)
Other	68.2	—	68.2	75.1	0.6	—	74.5	6.3

Total	4,382.1	(0.7)	4,381.4	4,387.3	35.2	46.0	4,398.1	16.7

	Year ended December 31, 2003
Product	Portuguese GAAP Reserve	Zilmer	Net Portuguese GAAP Liability	US GAAP Reserve	DAC	URR	Net US GAAP Liability	US GAAP Adjustment

	(in millions of Euro)
Savings and unit linked	4,718.9	(0.6)	4,718.3	4,718.9	45.6	64.9	4,738.2	19.9
Risk	12.9	—	12.9	9.3	4.2	—	5.1	(7.8)
Other	78.4	—	78.4	83.4	0.6	—	82.8	4.4

Total	4,810.2	(0.6)	4,809.6	4,811.6	50.4	64.9	4,826.1	16.5

Equalization Reserve

Under Portuguese GAAP, an equalization reserve is set up for lines of business that are characterized by greater uncertainty regarding the evolution of claims. Under US GAAP, setting up a reserve for claims not incurred is not allowed and, accordingly, a provision in the amount of EUR 2.7 million was reversed in 2003 (2002: EUR 2.0 million), with a positive impact in the net income of EUR 0.7 million.

Deferred acquisition costs

Under Portuguese GAAP the pro-rata temporis method is applied to the acquisition costs of non-life policies at a maximum rate of 20% of the unearned premium reserve. Under US GAAP the acquisition costs should be deferred when the premium is written and charged to income in proportion to the premiums recognized as income. In 2003 this resulted in an additional income for US GAAP purposes of EUR 0.1 million (2002: EUR 1.0 million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Based on the above-referred differences, the total adjustments made to insurance reserves in order to comply with US GAAP are the following:

	Increase/(decrease)
	Net Income			Shareholders’ Equity
	Years ended December 31,			December 31,
	2001	2002	2003	2002	2003

	(In millions of Euro)
Workers compensation reserve
– Life pension	(2.5)	—	—	—	—
– Fund contribution	—	(6.4)	0.5	(6.4)	(5.9)
Loss adjustment expenses	—	(13.9)	2.7	(13.9)	(11.2)
Life-insurance	—	(16.7)	0.2	(16.7)	(16.5)
Equalization reserve	—	2.0	0.7	2.0	2.7
Dac – non-life	—	1.0	0.1	1.0	1.1

	(2.5)	(34.0)	4.2	(34.0)	(29.8)

k)	Insurance Revenues and Expenses (life-insurance):

Under Portuguese GAAP, premiums for all insurance contracts are recorded as insurance revenue, and liability for future policy benefits is established with a charge to insurance expense. Interest accrued on contracts is shown as an increase in insurance liabilities and an insurance expense. Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in insurance liabilities. Under US GAAP, amounts received for investment-type contracts, under which the company bears insignificant mortality risk, are not included in the income statement but are reported as deposits directly to insurance liabilities. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administrations and surrender charges, and are included in insurance revenue income when earned. Interest accrued on contracts is included in insurance expense. Payments upon maturity or surrender are reflected as reductions to the insurance liabilities on the balance sheet. As at December 31, 2003, under US GAAP, insurance revenues are lower by EUR 791.1 million (2002: EUR 638.0 million; 2001: EUR 743.8 million), insurance benefits are lower by EUR 784.1 million (2002: EUR 632.0 million; 2001: EUR 739.3 million) and other expenses are lower by EUR 7.0 million (2002: EUR 6.0 million; 2001: EUR 4.5 million).

l)	Result on sales of investments in consolidated subsidiaries

When the Group reduces its interest in its subsidiaries, the gains or losses under Portuguese GAAP and US GAAP may be different. This results from the difference in shareholders’ equity and goodwill of the subsidiary calculated under Portuguese GAAP and US GAAP.

In 2002, the Group sold Interatlântico, a Group company included in the consolidated balance sheet per the equity method. The gain for US GAAP purposes arising from this sale is lower than the gain calculated for Portuguese GAAP purposes by EUR 7.6 million.

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Therefore, for US GAAP purposes, fair value adjustments are considered in relation to the assets and liabilities acquired at the date of acquisition and subsequent reversals are booked as and when appropriate.

The net amount as at December 31, 2002 and 2003 of the fair value adjustments considered in acquisition of subsidiaries for US GAAP purposes are analyzed and follows:

	Increase/(decrease)

	Net Income			Shareholders’ Equity

	Years ended December 31,			December 31,

	2001	2002	2003	2002	2003

	(In millions of Euro)
Fixed assets (see Note 35.a))	(7.9)	(6.9)	(27.7)	123.8	96.2
Pension liabilities (see Note 35.c))	7.3	38.1	8.3	(72.5)	(64.2)
Intangible assets	(3.6)	(3.8)	(3.8)	47.3	43.5
Provision for loan losses (see Note 35.e))	2.8	2.7	2.7	(3.3)	(0.6)

Fixed assets represent the revaluation surplus in relation to the property and equipment and real estate calculated at the date subsidiaries are acquired and is being amortized over 30 years which was judged to be the remaining useful live of the assets at the time of acquisition. Due to the sale, in 2003, by BES Group, of real estate to the pension fund, this amount was adjusted by approximately EUR 20 million in order to correct the resulting realized gain.

Pension liabilities represents the remaining unrecognized prior service cost with pensions at 31 December 2002 and 2003 for subsidiaries acquired in prior years. From 2002, this pension liability is being amortized over the same period of the transitional obligation considered by the subsidiaries acquired that gave rise to this liability, which is 23 years.

Intangible asset relates to value in force representing the capitalized value of the life insurance portfolios. This value is the present value of net cash flows anticipated in the future from insurance policies written at the point in time of first time consolidation after the insurance portfolio was purchased. The capitalized value is amortized over 15 years which represents the average remaining live of the policies that comprises the portfolio.

n)	Goodwill

Under Portuguese GAAP, Goodwill arising on the acquisition of subsidiary and associated companies is determined as the excess of acquisition cost over the underlying statutory net assets and is charged against reserves in the year of acquisition.

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

During the period ending December 31, 2002 and 2003, there were not any significant changes in the carrying amount of Goodwill (see Note 18).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The reconciliation of Goodwill between Portuguese GAAP and US GAAP can be analyzed as follows:

	Increase/(decrease)
	in Shareholders’ equity
	2001	2002	2003

	(In millions of Euro)
Goodwill written off against reserves for Portuguese GAAP purposes (See Note 18)	482.5	475.8	486.4
US GAAP adjustments:
Amortization up to December 31, 2001	(102.1)	(100.6)	(100.6)
Impairment losses recognized in prior years	(10.9)	—	(62.4)
Capital reserve recognized in prior years	—	1.4	1.4
Effect on Goodwill of US GAAP and fair value adjustments	29.0	29.0	30.4

Goodwill capitalized under US GAAP as of December 31	398.5	405.6	355.2
Impairment losses and other recognized in the year	—	(62.4)	(1.5)

Net balance of Goodwill as of December 31	398.5	343.2	353.7

In 2002 the Group entered into a business combination from which resulted an excess of fair value of acquired net assets over cost (capital reserve). For US GAAP purposes this excess was considered a gain following the rules of SFAS 141.

The impact on the Statement of income for the year ended December 31, 2002 and 2003 of the adjustments made for the US GAAP reconciliation purposes can be analyzed as follows:

	Increase/(decrease)
	in Net income

	2001	2002	2003

	(In millions of Euro)
Capital reserve charged to net income	—	1.4	—
Impairment losses recognized in the year	—	(62.4)	(1.5)
Amortization charges	(22.5)	—	—

	(22.5)	(61.0)	(1.5)

The impairment of the operating business units disclosed above was determined based on the estimated fair value of the respective businesses calculated as the present value of expected future cash flows and quoted market prices when available.

o)	Deferred Income taxes

The Group has accounted for deferred tax in accordance with SFAS 109 “Accounting for Income Taxes”.

Under local GAAP banking subsidiaries are not allowed to booked deferred tax assets. Therefore the adjustments performed for US GAAP purposes reflect the total deferred tax assets calculated on the differences between tax balance sheet and US GAAP balance sheet as at 31 December, 2001, 2002 and 2003. Insurance subsidiaries already recognize, under local GAAP, deferred tax assets. On this basis, the adjustment made under SFAS 109, reflect mainly the tax effect of the US GAAP adjustments.

For US GAAP purposes, the deferred tax is determined based on enacted tax rates applicable when the underlying items of income and expense are expected to be reported to tax authorities. Deferred tax assets are

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

recognized in full but a valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized.

The reconciliation between the Portuguese statutory tax rate and effective tax rate for Portuguese purposes is shown in Note 26. The deferred tax adjustments arising for US GAAP purposes were made at the statutory tax rate and have no significant impact on the effective rate for the income statement on a US GAAP basis.

Due to the approval in December, 2003, by the Portuguese Government, of the change in the corporate income tax rate, the applicable tax rate to the Group decrease from 33% and 27,5%. The effect on deferred tax asset of the change in tax rate was reflected in the year in the Statement of income.

The components of income tax expense applied in the determination of the consolidated net income for December 31, 2001, 2002 and 2003 for Portuguese GAAP purposes are summarized below:

	December 31,

	2001	2002	2003

	(In millions of Euro)
Current income tax expense	48.7	45.2	62.7
Deferred income tax expense/(income)	0.7	(31.0)	4.0

	49.4	14.2	66.7

Deferred tax assets	—	35.9	31.9

The breakdown between domestic and foreign current and deferred tax is analyzed in note 26.

The difference between local and US GAAP deferred income tax is analyzed as follows:

	Increase/(decrease)

	Net Income			Shareholders’ equity

	2001	2002	2003	2002	2003

	(In millions of Euro)
Deferred income tax	100.1	142.2	(18.8)	182.5	101.7

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The components of deferred tax assets and liabilities as determined under SFAS 109 are as follows:

	December 31,

	2002	2003

	(In millions of Euro)
Gross deferred tax assets
Investment securities	155.5	75.0
Property and equipment	—	3.9
Euro and Y2K costs	0.7	—
Insurance reserve	5.5	8.2
Loans and advances to customers	1.5	37.7
Derivative instruments	9.1	9.2
Variable interest entities	17.1	3.3
Tax losses carried forward	145.4	91.8
Deposit guarantee fund	13.2	10.6
Equity method investments	—	2.7
Others	1.7	14.3

	349.7	256.7

Gross deferred tax liabilities
Property and equipment	28.9	—
Pensions and other post retirement costs	50.1	68.1
Securitization	0.7	0.9
Intangible assets	15.6	12.0
Others	8.7	4.5

	104.0	85.5

	245.7	171.2

Allowance	(27.3)	(37.6)

	218.4	133.6

The change in deferred tax asset for US GAAP purposes was recognized in the year as follows:

	2002	2003

	(In millions of Euro)
Other comprehensive income	(55.6)	(62.0)
Net income	173.4	(22.8)

	117.8	(84.8)

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The total tax losses carried forward can be analyzed as follows:

2003
(In millions of Euro)
Expiration date:
2004	3.0
2005	19.5
2006	30.9
2007	150.1
2008	124.1
2009	6.1

333.7

The reconciliation between the Portuguese statutory tax rate and effective tax rate for local purposes is analyzed in Note 26. For US GAAP purposes this reconciliation can be analyzed as follows:

2003
Net income in accordance with US GAAP	48.8

Minority interest	219.5

Income tax for the year
Current	62.7
Deferred	22.8

85.5

Income before minority interest and tax in accordance with US GAAP
Portugal	309.1
Other	44.7

353.8

Income tax rate for the year	33%
Income tax using the domestic corporate tax rate	116.8

Tax exempt revenues	(36.3)
Change in the tax enacted rate	30.5
Tax credits in the year	(7.5)
Tax incentives	(4.4)
Deferred tax assets previously unrecognised	(18.8)
Change in valuation allowance	(10.3)
Difference between Group and statutory tax rate	12.3
Tax exempt gain on the sale of subsidiaries	(12.1)
Non-deductible pension costs	9.8
Other non-deductible costs	5.5

85.5

There was no valuation allowance as at 31 December, 2001. The valuation allowance as at 31 December, 2002 and 2003 was Eur 27.3 million and Eur 37.6 million, respectively.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

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

As of December 31, 2003 the Group’s plan has a balance of options outstanding for 2 million shares granted at an exercise price totaling EUR 34.2 million. During the current year the two million shares are fully exercisable at USD 15.92 per share. No options were granted, exercised or forfeited since April 15, 1999.

There was neither expense nor proforma effect for 2001, 2002 and 2003. No expense was recognized under APB25. The following table details the earnings per share information:

2003
Reported

Net Income	48.8
Net Income per share:
Basic	1.07
Diluted	1.06
Weighted average number of shares for basic earnings per share	45 643 406
Weighted average number of shares for diluted earnings per share	46 160 022

Strike prices and market price for 2001, 2002 and 2003 compare as follows:

	2001	2002	2003

	(In USD)
Strike Price	15.9167	15.9167	15.9167
Market Price at year end	17.57	17.34	21.46

q)	Other adjustments

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

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

Stock based incentive scheme

As referred to in Note 35 r), BES Group established a Stock Based Incentive Scheme to their employees. Employees acquiring BES shares under this scheme, have the option to sell the shares back to the Bank at acquisition price, benefiting therefore, of expected increases in the market price of the shares.

According to Management evaluation, the market price of these options at inception is near zero as the strike price equals the market price of the shares.

Under local GAAP, this option is not accounted for. For US GAAP purposes, the employees’ options to sell back the shares to BES at acquisition cost were accounted for as a liability at market value against net income.

The following tables shows the adjustments made for US GAAP purposes:

	Increase/(decrease)
	Net Income			Shareholders’ Equity
	Years ended December 31,			December 31,
	2001	2002	2003	2002	2003

	(In millions of Euro)
Euro and Y2K costs	7.8	5.0	2.0	(2.1)	(0.1)
Stock issue costs	2.8	4.7	2.5	(8.4)	(5.9)
Debt issue costs	0.1	(0.3)	(1.1)	4.9	3.8
Reversal of the indemnity fund	0.0	2.3	(0.4)	2.3	1.9
Advertising and other deferred costs	(7.6)	(1.5)	2.7	(14.4)	(11.7)
SIBA	—	—	(1.4)	—	(1.4)

	3.1	10.2	4.3	(17.7)	(13.4)

r)	Employee benefits scheme based in shares distribution

BES and its subsidiaries have established a “Stock Based Incentive Scheme” (SIBA). This incentive scheme consists in the sale to BES Group employees of one or more blocks of BES ordinary shares with deferred settlement financed by itself. The employees have to hold the shares for a minimum of two or four years after which they can sell in the market. Under the scheme the employees have the option to sell back the shares to the Bank at acquisition price. The employees eligible to benefit from the SIBA are the members of the Executive Committee and BES active workers, the employees and executive board members of Group Banco Espírito Santo. The Board of Directors, based on a proposal submitted by the Executive Committee, selection and allocation of shares under the SIBA is made by the Remuneration Committee.

The unit selling price of shares sold under the SIBA is that which results from dividing the value of the share’s closing price in the Euronext-Lisbon Stock Exchange session immediately prior to the date of the sale by the total number of shares, plus the value corresponding to the dividends that may be attributed to these shares up

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

to their full redemption, plus the value equivalent to financial charges on eventual loans granted under capital increases by cash inflows.

Each program has two components, which expire according to the following schedule:

SIBA schedule

year (N) of the programme	trenches		expiration year

2000	A	30%	N+2*
	B	70%	N+4

2002	A	30%	N+2*
	B	70%	N+4

2003	A	30%	N+2*
	B	70%	N+4

*	it can be extended for two more years

s)	Provision for general banking risks

During 2003, under Portuguese GAAP, the Group allocated to the Provision for general banking risks EUR 100.3 million(1), which aims to face non-specific unidentified banking risks inherit to the Group activity, and therefore is determined by cautious criteria defined by the Management.

This allowance was reversed for US GAAP purposes.

(1)	This amount includes the transfer from the Category risk allowance, which was charged during 2003.

t)	Dividends on preference shares issued by BES Finance

During 2003, BES Finance, a subsidiary of ESFG, issued 450 thousand non-cumulative guaranteed preference shares, each with nominal value of EUR 1,000, listed on the Luxembourg Stock Exchange. The preferred shares are perpetual, have no fixed redemption date and have an annual preferred dividend of 5.58% of the par value, which is payable only if and when declared by the Board of Directors.

Under US GAAP as the option for redemption is within the control of the issuer and dividends are only payable if and when declared by the Board of Directors, these preference shares are considered to be permanent equity of BES Finance. Therefore, under US GAAP, no accrual is made by this subsidiary for preferred dividends as no dividends were declared as at the balance sheet date.

For local purposes, these preference shares are classified under Minority interest and the accrual of the dividends, amounting to EUR 12.5 million, are deducted from the net income under Minority interest.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

u)	Summary of significant adjustments to shareholders’ equity

The following is a summary of the significant adjustments to the shareholders’ equity of the Group which would be required if US GAAP had been applied instead of Portuguese GAAP:

		December 31,

		2002	2003

Shareholders’ equity in accordance with Portuguese GAAP		40.3	84.3
Revaluation of property and equipment and real-estate	a)	(61.8)	(52.1)
Investment securities	b)	(429.8)	(156.9)
Pension and other employees benefits	c)	118.2	100.0
Distribution of profits to employees	d)	(21.7)	(35.1)
Impairment of loans	e)	6.6	9.5
Securitizations	f)	2.2	3.4
Variable Interest Entities	g)	(51.5)	(5.2)
Depositor’s guarantee fund	h)	(40.0)	(38.5)
Derivative instruments	i)	(27.2)	(77.6)
Insurance reserves	j)	(34.0)	(29.8)
Intangible assets	m)	47.3	43.5
Goodwill	n)	343.2	353.7
Other adjustments	q)	(17.7)	(13.4)
Provision for general banking risks	s)	—	100.3
Dividends on preference shares issued by BES Finance	t)	—	12.5
Deferred income taxes	o)	182.5	101.7
Minority interest		196.6	22.1

Shareholders’ equity in accordance with US GAAP		253.2	422.4

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

v)	Summary of significant adjustments to net income

The following is a summary of the significant adjustments to the net income of the Group which would be required if US GAAP had been applied instead of Portuguese GAAP:

		For the year ended December 31,

		2001		2002		2003

		(In millions of Euro, except for earnings per share)
Net income in accordance with Portuguese GAAP		11.0		(45.1)		35.9
Revaluation of property and equipment and real-estate	a)	2.5		(7.0)		10.0
Investment securities	b)	(109.7)		(396.9)		(17.6)
Pension and other employees benefits	c)	(75.7)		(61.1)		(17.0)
Distribution of profits to employees	d)	(20.1)		(23.3)		(38.5)
Impairment of loans	e)	6.5		(32.9)		2.8
Securitizations	f)	(5.9)		(19.1)		(7.2)
Variable Interest Entities	g)	(20.5)		(30.8)		46.2
Depositor’s guarantee fund	h)	(8.1)		(14.6)		1.5
Derivative instruments	i)	(96.8)		62.9		(50.4)
Insurance reserves	j)	(2.5)		(34.0)		4.2
Other adjustments	q)	3.1		10.2		4.3
Result on sales of investments in consolidated subsidiaries	l)	(0.4)		(7.6)		—
Intangible assets	m)	(3.6)		(3.8)		(3.8)
Goodwill	n)	(22.5)		(61.0)		(1.5)
Provision for general banking risks	s)	—		—		100.3
Dividends on preference shares issued by BES Finance	t)	—		—		12.5
Deferred income taxes	o)	100.1		142.2		(18.8)
Minority interest		148.6		250.4		(14.1)

Net income (loss) in accordance with US GAAP		(94.0)		(271.5)		48.8

Net income (loss) per share in accordance with US GAAP
Basic		(2.1)		(6.3)		1.07
Diluted		(2.1	)(1)	(6.3	)(1)	1.06
Weighted average number of shares outstanding
For basic earnings per share		44,253,510		43,253,371		45,643,406
For diluted earnings per share		44,253,510		43,253,371		46,160,022 (1)

(1)	Convertible bonds interest and related obtainable shares (see Note 18) and stock-options are excluded from the calculation due to antidilutive effect.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

w)	Consolidated Statements of changes in shareholders’ equity under US GAAP

	Total Shareholders’ equity	Ordinary shares	Treasury shares	Share Premium	Other reserves and retained earnings	Accumulated other comprehensive income

	(In millions of Euro)
Balance as at 31 December 2000	595.0	479.1	(72.8)	115.3	94.6	(21.2)
Dividends on ordinary shares (EUR 0.74 per share)	(32.8)	—	—	—	(32.8)	—
Capital increase costs	(4.6)	—	—	(4.6)	—	—
Net change in unrealized gains (losses) on investment securities available for sale, net of taxes and minority interest	5.1	—	—	—	—	5.1
Excess of additional pension liability over unrecognized prior service cost, net of taxes and minority interest	(14.6)	—	—	—	—	(14.6)
Accumulated foreign currency translation adjustments, net of taxes and minority interest	5.3	—	—	—	—	5.3
Treasury shares acquired	(0.3)	—	(0.3)	—	—	—
Net income	(94.0)	—	—	—	(94.0)	—

Balance as at 31 December 2001	459.1	479.1	(73.1)	110.7	(32.2)	(25.4)
Dividends on ordinary shares (EUR 0.21 per share)	(8.1)	—	—	—	(8.1)	—
Bonus shares attributed to shareholders	—	—	9.0	—	(9.0)	—
Capital increase costs	(0.7)	—	—	(0.7)	—	—
Net change in unrealized gains (losses) on investment securities available for sale, net of taxes and minority interest	55.9	—	—	—	—	55.9
Effect of consolidation of Variable Interest Entities and securitization vehicles, net of taxes and minority interest	1.3	—	—	—	—	1.3
Excess of additional pension liability over unrecognized prior service cost, net of taxes and minority interest	(7.0)	—	—	—	—	(7.0)
Accumulated foreign currency translation adjustments, net of taxes and minority interest	(12.3)	—	—	—	—	(12.3)
Other reserves arising on consolidation	8.3	—	—	—	8.3	—
Treasury shares sold	28.2	—	28.2	—	—	—
Net income	(271.5)	—	—	—	(271.5)	—

Balance as at 31 December 2002	253.2	479.1	(35.9)	110.0	(312.5)	12.5
Capital increase costs	(0.1)	—	—	—	(0.1)	—
Net change in unrealized gains (losses) on investment securities available for sale, net of taxes and minority interest	86.3	—	—	—	—	86.3
Effect of consolidation of Variable Interest Entities and securitization vehicles, net of taxes and minority interest	2.8	—	—	—	—	2.8
Excess of additional pension liability over unrecognized prior service cost, net of taxes and minority interest	4.3	—	—	—	—	4.3
Accumulated foreign currency translation adjustments, net of taxes and minority interest	(10.1)	—	—	—	—	(10.1)
Other reserves arising on consolidation	1.3	—	—	—	1.3	—
Treasury shares sold	35.9	—	35.9	—	—	—
Net income	48.8	—	—	—	48.8	—

Balance as at 31 December 2003	422.4	479.1	—	110.0	(262.5)	95.8

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

x)	Comprehensive income

Comprehensive income for the year equals net income plus changes in accumulated comprehensive income net of taxes and minority interests. The amounts for 2001, 2002 and 2003 are as follows:

	Year ended December 31,

	2001	2002	2003

	(In millions of Euro)
Net Income/(Loss) in accordance with US GAAP net of taxes and minority interest	(94.0)	(271.5)	48.8
Unrealized gains/(losses) on securities, net of taxes and minority interest	5.1	55.9	86.3
Variable Interest Entities and securitization, net of taxes and minority interest	—	1.3	2.8
Pensions and other post retirement costs, net of taxes and minority interest	(14.6)	(7.0)	4.3
Translation adjustment, net of taxes and minority interest	5.3	(12.3)	(10.1)

Total Comprehensive Income/(Loss), net of taxes and minority interest	(98.2)	(233.6)	132.1

The income tax benefit/(expense) allocated to other comprehensive income component is:

	2001	2002	2003

	(In millions of Euro)
Unrealized gains/(losses) on securities, net of minority interest	(0.2)	(28.9)	(19.9)
Variable Interest Entities and securitization, net of minority interest	—	(0.6)	(0.7)
Pensions and other post retirement costs, net of minority interest	(0.7)	3.5	1.1
Translation adjustments, net of minority interest	—	—	2.1

Accumulated comprehensive income as at December 31, 2002 and 2003 is analyzed as follows:

	Year ended December 31,
	2002	2003

	(In millions of Euro)
Unrealized gains/(losses) on securities, net of taxes and minority interest	15.6	102.0
Variable Interest Entities and securitization, net of taxes and minority interest	1.1	4.1
Pensions and other post retirement costs, net of taxes and minority interest	(9.4)	(5.3)
Translation adjustment, net of taxes and minority interest	5.2	(5.0)

	12.5	95.8

y)	Fair Value of Financial Instruments

Statement of Financial Accounting Standards No 107 (SFAS 107) requires disclosure, in addition to the carrying value, of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate fair value. Certain financial instruments and all non-financial

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

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

In cases where quoted market prices are not available, fair value estimates are based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which are significantly affected by the assumptions used. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or liquidation value.

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

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

Time deposits and other short-term borrowings

The book value of time deposits with a remaining maturity less than six months is considered to approximate fair value. For other time deposits, the fair value is determined using discounted cash flows, at the prevailing interest rate at December 31, 2002 and 2003 for similar deposits.

Insurance reserves for investment contracts

Under US GAAP, long-duration contracts issued by Insurance companies that do not have significant mortality or other insurance risks are considered investment contracts. Fair value of insurance reserves for investment contracts is determined using discounted cash flows, at the prevailing interest rate at December 31, 2002 and 2003 offered for similar contracts.

Corporate, other long-term borrowings and convertible bonds

Fair value for long-term debt is based upon quoted market prices at December 31, 2002 and 2003 or quoted market prices of financial instruments with similar characteristics. To the extent that quoted market prices are not available, fair value is estimated using discounted cash flows at the interest rate prevailing in the market for similar borrowings at December 31, 2002 and 2003.

Derivatives and foreign exchange contracts

The fair value of derivatives and foreign exchange instruments are based on quoted market prices, dealer quotes, and pricing models, and include accrued interest receivable and payable.

Commitments and guarantees

Based on the level of fees currently charged having regard for their maturity and interest rates, together with the present creditworthiness of the counterparties, the estimated fair value of financial guarantees amount to approximately EUR 17.2 million (2002: EUR 16.6 million) for a total notional amount outstanding of EUR 4,413.4 million (2002: EUR 4,226.4 million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

The fair values of the Group’s financial assets and liabilities not already presented in these financial statements are as follows:

	December 31, 2002			December 31, 2003
	Book value	Book value		Book value	Book value
	as under	in accordance		as under	in accordance
	Portuguese	with	Estimated	Portuguese	with	Estimated
	GAAP	US GAAP	fair value	GAAP	US GAAP	fair value

Financial assets
Investment securities	8,756.1	7,649.1	7,652.4	8,465.6	6,591.4	6,594.5
Loans, net	26,416.9	27,830.0	27,827.3	26,770.0	29,174.2	29,127.2

Financial liabilities
Time deposits	12,383.4	12,383.4	12,383.4	12,020.7	12,020.7	12,020.7
Insurance net reserves for investment and Unit link contracts	4,300.8	4,316.8	4,141.0	4,718.3	4,738.2	4,685.7
Long-term debt	11,290.4	12,460.6	12,460.6	10,238.3	10,823.6	11,235.5

z)	Recently issued US GAAP pronouncements

The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments

In November 2003, the Emerging Issues Task Force reached a consensus on certain additional quantitative and qualitative disclosure requirements in connection with its deliberations of Issue 03-1, The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments, which also discussed the impairment model for available for sale and held to maturity securities under SFAS No. 115 (EITF 03-1). The Group has adopted the new disclosure requirements of EITF 03-1.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for an issuer’s classification of certain financial instruments that have both liability and equity characteristics and imposes additional disclosure requirements. Effective September 30, 2003 the Group adopted SFAS 150 for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivatives and Hedging Activities (SFAS 133). Specifically, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the consolidated statement of cash flows. Certain derivative instruments entered into or modified after June 30, 2003 and that the Group has determined contain a financing element at inception and where the the Group is deemed the borrower, are now included as a separate component within Cash flows from financing activities. Prior to July 1, 2003, these derivative instruments were included within Cash flows from operating activities. The adoption of SFAS 149 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued FIN No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 requires certain disclosures to be made by a guarantor in its financial statements for periods ending after December 15, 2002 about its obligations under certain guarantees it has issued. It also requires a guarantor to recognize, at the inception of a guarantee issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaking in issuing the guarantee. The adoption of FIN 45 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities

In November 2002, the EITF released Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-3). In EITF 02-3 the FASB staff clarified that, in the absence of (a) quoted market prices in an active market, (b) observable prices of other current market transactions or (c) other observable data supporting a valuation technique, the transaction price represents the best information available with which to estimate fair value at the inception of the arrangement for all derivatives. The adoption of EITF 02-3 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, a plant closing or other exit or disposal activity. The adoption of SFAS 146 did not have a material impact on the Group’s financial position, results of operations or cash flows.

SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections (SFAS 145). SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt (SFAS 4) and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements (SFAS 64). SFAS 145 also amends SFAS No. 13, Accounting for Leases (SFAS 13), to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback. The adoption of SFAS 145 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Consolidation of Variable Interest Entities

In December 2003, FASB released a revision of FIN (FIN 46-R), which includes substantial changes from the original. The calculation of excepted losses and expected residual returns have both been altered to reduce the impact of decision maker and guarantor fees in the calculation of expected residual returns and expected losses. In addition, FIN 46-R changes the definition of a variable interest. The interpretation permits adoption of either the original or the revised versions of FIN 46 until the first quarter of 2004, at which time FIN 46-R must be adopted.

For 2003 year-end financial statements, the Group’s financial statements are in accordance with the original FIN 46. The Group is evaluating the impact of applying FIN 46-R to existing VIEs in which it has variable interests and has not yet completed this analysis.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

Postretirement Benefits

In January 2004, FASB issued FASB Staff Position FASB FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (FSP FAD 106-1), in response to the December 2003 enactment of the Medicare Drug, Improvement and Modernization Acct of 2003 (the Act). The Act introduces a prescription drug benefit for individuals under Medicare (Medicare Part D) as well as a federal subsidy equal to 28% of prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D. FSP FAS 106-1 allows plan sponsors the option of accounting for the effects of the Act in financial statements for periods that cover the date o enactment or making a one-time election to defer the accounting for the effects of the Act.

As the Act is only applicable to US resident companies, it is not expected to have a material effect on the Group’s Consolidated Financial Statements.

Accounting for Certain Loans or Debt Securities Acquired in a Transfer

On December 12, 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004.

SOP 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. Loans carried at fair value, mortgage loans held-for-sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. SOP 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through and adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as impairment.

The Group is evaluating the impact of adopting SOP 03-3 and has not yet completed the analysis.

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and Separate Accounts

In July 2003, Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-duration Contracts and for Separate Accounts” (SOP 03-1), was released. SOP 03-1 provides guidance on accounting and reporting by insurance enterprises for separate account presentation, accounting for an insurer’s interest in a separate account, transfers to a separate account, valuation of certain liabilities, contracts with death or other benefit features, contracts that provide annuitization benefits, and sales inducement to contract holders. SOP 03-1 is effective for financial statements for fiscal years beginning after December 15, 2003.

The adoption of SOP 03-1 will not have a material impact on the Group’s Consolidated Financial Statements.

Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88 , and 106 (Issued 12/03)

This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions. This statement retains the disclosure requirements contained in

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

FASB Statement No. 132, Employer’s Disclosures about Pension and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the Original Statement 132 about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pensions plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans.

This Statement retains the disclosures required by Statement 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and required additional information on changes in the benefit obligations and fair values of plan assets.

Additional disclosures have been added in response to concerns expressed by user of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This Statement retains reduced disclosure requirements for nonpublic entities from Statement 132, and it includes reduced disclosures for certain of the new requirements.

All new disclosure requirements for the US plans of publicly traded entities are effective for years ending after December 15, 2003. Estimated future benefit payments, and all other new disclosure requirements for foreign plans and nonpublic entities are effective for years ending after June 15, 2004.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

NOTE 36 — PARENT ONLY FINANCIAL STATEMENTS

The following are the financial statements of the parent, presented in accordance with rule 4-08 of Regulation S-X. These financial statements are presented in accordance with Luxembourg legal and regulatory requirements.

	2002	2003

	Euros	Euros
ASSETS

UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES AND CAPITAL INCREASE	5 829 781	4 348 117

DISCOUNT ON CONVERTIBLE BOND ISSUES	8 983 333	6 783 333

FIXED FINANCIAL ASSETS
Investments in subsidiaries and affiliated undertaking	841 544 304	842 479 256
Loans and long-term advances to subsidiaries and affiliated undertakings	421 737 608	464 056 562
Other financial assets	11 906 734	12 039 064

CURRENT ASSETS
Debtors	7 512 826	6 118 498
Negotiable securities	14 736	15 627 652
Treasury shares purchased, at cost	42 214 061	—
Cash and short term deposits with banks	68 989 798	59 886 844
PREPAYMENTS AND ACCRUED INCOME	452 233	89 512

	1 409 185 414	1 411 428 838

LIABILITIES

CAPITAL AND RESERVES
Subscribed capital	479 085 550	479 085 550
Share premium	170 526 368	170 526 368
Legal reserve	24 350 000	24 350 000
Free reserves	112 226 258	154 440 319
Other reserves	42 214 061	—
Profit/(loss) brought forward	30 064	(16 548 730)

CREDITORS
Borrowings	310 000 000	310 000 000
Other debts	287 331 907	286 265 206
RESULT FOR THE YEAR	(16 578 794)	3 310 125

	1 409 185 414	1 411 428 838

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 — Continued

	2002	2003

	Euros	Euros
EXPENSES

Interest and similar charges	33 336 102	35 325 690

(of which:
derives from subsidiaries and affiliated undertakings	15 890 615	21 717 568)
Amortisation of costs in respect of debt securities and capital increase	2 989 939	1 481 664
Other charges	57 928 230	21 036 248
Taxes	1 266 684	—

	95 520 955	57 843 602
Result for the year	(16 578 794)	3 310 125

	78 942 161	61 153 727

INCOME

Income generated from financial assets	74 473 861	60 366 123
Interest income generated from current assets	1 006 011	519 063

(of which:
derives from subsidiaries and affiliated undertakings	822 119	492 426)
Other income	3 462 289	268 541

	78 942 161	61 153 727

NOTE 37 — SUBSEQUENT EVENTS

The Group’s subsidiaries ESAF, SGPS and BESSA agreed to acquire 100% of the share capital of the Spanish asset management units of Banco Simeón’s (Grupo Caixa Geral de Depósitos). This transaction is supported by an agreement to distribute the funds managed by BES Group’s asset management companies through Banco Simeón’s branch network.

On March 30, 2004, BES Finance, a wholly owned subsidiary of BES, increased its Series A, Non-cumulative Guaranteed Preferred Shares Issue of July 2, 2003, from EUR 450.0 million to EUR 600.0 million, corresponding to the issuance of 150,000 additional preferred shares with a par value of EUR 1,000.

Back to Contents

Exhibit Index

Exhibit 1	Memorandum and Articles of Association of Espírito Santo Financial Group, S.A.(incorporated by reference to ESFG’s Annual Report on Form 20-F filed on July 14, 2003, as amended).

Exhibit 8	List of Subsidiaries (See “Item 4. Information on the Company – Organizational Structure”).

Exhibit 12	Certification of Ricardo Espírito Santo Silva Salgado filed pursuant to 17 CFR 240.13a-14(a).

Exhibit 13	Certification of Ricardo Espírito Santo Silva Salgado furnished pursuant to 17 CFR 240.13a-14(b)