Form 20-F
ESPIRITO SANTO FINANCIAL GROUP SA/ NEW
filed 2005-06-30
CIK 906522

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________ to ___________. Commission file number: 1-12060

ESPÍRITO SANTO FINANCIAL GROUP S.A.
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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2004:
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

Item 17 Item 18

Back to Contents

Espírito Santo Financial Group S.A. is a limited liability corporation (société anonyme) incorporated under the laws of Luxembourg. As used herein, except as the context otherwise requires, the terms “Company” and “ESFG” refer to Espírito Santo Financial Group S.A.; the terms “Group” and “ESFG Group” refer to the Company and its consolidated subsidiaries; the terms “BES” and the “Bank” refer to Banco Espírito Santo, S.A., a banking corporation organized under the laws of Portugal and a consolidated subsidiary of the Group, and the term “BES Group” refers to the Bank and its consolidated subsidiaries. The term “Tranquilidade” refers to Companhia de Seguros Tranquilidade S.A. and the term “Tranquilidade-Vida” refers to Companhia de Seguros Tranquilidade-Vida, S.A. Both are insurance corporations organized under the laws of Portugal and are controlled by the Group.

The Company publishes its Consolidated Financial Statements expressed in euros (“euro” or “euros”). In this Annual Report on Form 20-F (the “Form 20-F”), references to “US dollars,” “USD,” “US$” or “$” are to United States (“US”) currency. On June 24, 2005, the noon buying rate in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was US$1.2088 per euro. For historical information regarding rates of exchange between US dollars and euros, see “Item 3. Key Information – Exchange Rates”.

The Company’s fiscal year ends on December 31, and references herein to “fiscal year” refer to the year ended December 31 of the year specified. The Company’s Consolidated Financial Statements included in this Form 20-F have been prepared in conformity with accounting principles generally accepted in Portugal. The principal differences between Portuguese GAAP and U.S. GAAP as applicable to the Company, including a reconciliation of net income and shareholders’ equity as reported under Portuguese GAAP to the comparable figures under U.S. GAAP, are summarized in “Item 5. Operating and Financial Review and Prospects – U.S. GAAP Reconciliation” and Note 36 to the Consolidated Financial Statements included elsewhere in this Form 20-F.

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

Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in Portugal and in other countries in which the Group has significant business activities or investments; competition in the banking and insurance sectors principally in Portugal; the monetary and interest rate policies of the European Central Bank (“ECB”) and other central banks; inflation; deflation; volatility in interest rates, foreign currency exchange rates and equity prices; changes in Portuguese, EU and other laws, regulations and taxes; changes in competition and pricing environments; the inability to hedge certain risks economically; the

Back to Contents

adequacy of loan loss reserves and insurance reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; the occurrence of a natural calamity or political crises; and the success of the Group in managing the risks with respect to the foregoing. See “Item 3. Key Information – Risk Factors” for additional information on factors that could cause actual results to differ materially from those that may be indicated by the forward-looking statements contained in this document.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

The selected consolidated financial data as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 set forth below are derived from the Company’s Consolidated Financial Statements. The Company’s Consolidated Financial Statements as of and for the years ended December 31, 2000 and 2001 have been audited by PricewaterhouseCoopers, and the Company’s Consolidated Financial Statements as of and for the years ended December 31, 2002, 2003 and 2004 have been audited by KPMG. The selected financial data shown below should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F.

The Consolidated Financial Statements have been prepared, for all years presented, in conformity with Portuguese GAAP, which differs in certain significant respects from U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects – U.S. GAAP Reconciliation” and Note 36 to the Consolidated Financial Statements.

	As of and for the year ended December 31,
	2000	2001	2002	2003	2004

	(In millions of Euro, except share data and ratios)
CONSOLIDATED INCOME STATEMENT DATA :
Total interest income	1,745.4	2,145.9	1,887.7	1,637.1	1,637.1
Total interest expense	(1,099.7)	(1,386.8)	(1,064.7)	(928.5)	(922.8)
Net interest income	645.7	759.1	823.0	743.3	714.3
Provision for loan losses	(135.2)	(143.1)	(231.8)	(264.0)	(218.9)
Net interest income after provision for loan losses	510.5	616.0	591.2	479.3	495.4
Total other income (1)	2,133.8	1,853.8	1,663.6	2,284.7	2,386.9
Total other expense (2)	2,223.4	2,240.2	2,137.4	2,443.5	2,544.2

Income before income taxes and minority interests	420.9	229.6	117.4	320.5	338.1

Income taxes	(74.6)	(49.4)	(14.2)	(66.7)	(49.1)
Minority interests	(241.7)	(169.4)	(146.4)	(217.7)	(237.0)
Income (loss) in associated undertakings	1.7	0.2	(1.9)	(0.2)	0.7

Net income	106.3	11.0	(45.1)	35.9	52.7

SHARE DATA :
Net income per share (3)
Basic	2.42	0.25	(1.04)	0.79	1.10
Diluted	2.42	0.25	(1.04)	0.79	1.10
Weighted average number of shares outstanding (3)
For basic earnings per share	43,943,526	44,253,510	43,253,371	45,643,406	47,908,555
For diluted earnings per share	43,943,526	44,253,510	43,253,371	45,643,406	47,908,555

Back to Contents

	As of and for the year ended December 31,
	2000	2001	2002		2003	2004

	(In millions of Euro, except ratios)
CONSOLIDATED BALANCE SHEET DATA :
Assets
Cash and cash equivalents (4)	3,883.1	5,525.8	6,744.9		7,303.4	6,397.7
Trading and investment securities (5)	8,328.2	9,672.1	9,239.4		9,723.3	11,320.5
Net loans	23,001.3	25,400.4	26,416.9		26,770.0	28,725.7
Property and equipment	540.7	529.8	527.6		440.7	446.9
Other assets and accrued interest	1,628.8	1,620.4	2,659.8		3,426.0	3,622.2

Total assets.	37,382.1	42,748.5	45,588.6		47,663.4	50,513.0

Liabilities and Shareholder’s Equity
Deposits (6)	19,702.9	22,376.0	23,192.6		22,853.6	23,088.5
Short-term borrowings (7)	2,929.2	2,691.2	2,969.8		2,270.7	2,233.1
Corporate borrowings, long-term debt and convertible bonds	7,945.3	10,238.3	11,290.4		13,233.3	15,378.0
Insurance policy reserves	4,011.4	4,487.3	4,977.5		5,383.5	5,930.0
Other liabilities and accrued interest	896.2	1,145.9	1,088.6		1,670.7	1,438.5

Total liabilities	35,485.0	40,938.7	43,518.9		45,411.8	48,068.1

Minority interests	1,727.8	1,716.8	2,029.4		2,167.3	2,315.2
Shareholders’ equity	169.3	93.0	40.3		84.3	129.7

Total liabilities and shareholders’ equity	37,382.1	42,748.5	45,588.6		47,663.4	50,513.0

PROFITABILITY RATIOS: (8)
Return on average assets	0.81%	0.29%	0.23%		0.54%	0.58%
Return on average equity	34.01%	9.14%	(83.75%	)	122.01%	49.56%
In accordance with U.S. GAAP (9)
Net income /(loss)	37.7	(94.0)	(271.5)		48.8	38.5
Shareholders’ equity	595.0	459.1	253.2		422.4	468.5

(1)
Includes a gain of euro 65.3 million in 2003 from the sale of Credibom, which was contributed in its entirety to the provision for general banking risks, and euro 121.8 million in 2004 of gains from the sale of subsidiaries and other equity holdings.

(2)
Includes charges to income in the amount of euro 124.1 million for allocations to the provision for general banking risks in 2003 and an amount of euro 106.4 million for provisions for general banking risks and for other liabilities and charges in 2004.

(3)	See Note 28 to the Consolidated Financial Statements for a description of the basis for the calculation of earnings per share.
(4)	Cash and cash equivalents comprise cash and amounts due from banks and interest-earning deposits with banks.
(5)	Includes the balances of other equity holdings.
(6)	Deposits include deposits from banks, demand deposits and time deposits.
(7)	Short-term borrowings include securities sold under repurchase agreements, and other short-term borrowings.
(8)
Return on average assets is calculated by dividing income for the year before minority interests by the average assets of the Group during the year. Return on average equity is calculated by dividing net income for the year by the weighted average equity during the year.

(9)	For information concerning significant differences between Portuguese GAAP and U.S. GAAP, see Note 36 to the Consolidated Financial Statements.

Dividends

Pursuant to Luxembourg law, dividends are payable out of the Company’s statutory reporting profits and free reserves. Since 1985 (with the exception of 2003), the Board of Directors proposed dividends each year, the Company’s shareholders approved the proposed dividends at the respective annual general meeting and the Company then paid dividends to eligible shareholders. At the annual general meeting of shareholders of the Company on May 31, 2005, the proposal made by the Board of Directors to distribute a dividend of €0.20 per ordinary share was approved. The dividend was paid on June 22, 2005.

The proposal, approval and payment of future dividends depends upon the Group’s operating results, financial condition and such other factors the Board of Directors deems relevant. The Company does not

Back to Contents

declare or pay interim dividends. Holders of ADSs are entitled to receive dividends paid on the ordinary shares.

The following table sets forth total dividends declared on each ordinary share/ADS for each fiscal year indicated.

Because final dividends for any given year are not formally declared as of the relevant balance sheet date, they are recorded in the succeeding year’s financial statements. Dividends are subject to withholding tax under Luxembourg law. See “Item 10. Additional Information – Taxation – Luxembourg” for additional information. Set forth below are the details of the dividends paid by the Company in respect of the last five fiscal years, in euro and US dollars.

Year ended December 31,	Dividend per Share/ADS
	euro	US$

2000	0.74	0.6266
2001	0.21	0.2008
2002	none	none
2003	0.10	0.1200
2004	0.20	0.2423

Exchange Rates

The vast majority of the Group’s assets, liabilities and revenues are denominated in euro. See “Item 5. Operating and Financial Review and Prospects – Exchange Rates”. The following table shows certain information regarding the euro/US dollar exchange rates for the periods and dates indicated, based on the Noon Buying Rate.

On June 24, 2005, the noon buying rate was US$1.2088 per euro.

Month	Month’s Highest Exchange Rate	Month’s Lowest Exchange Rate

	(US$ per euro)
June (through June 24, 2005)	1.2320	1.2035
May 2005	1.2936	1.2349
April 2005	1.3093	1.2819
March 2005	1.3465	1.2877
February 2005	1.3274	1.2773
January 2005	1.3476	1.2954
December 2004	1.3625	1.3224

Fiscal year ended December 31,	Period End	Average Rate (1)	High	Low

	(US$ per euro)
2000	0.9387	0.9207	1.0334	0.8269
2001	0.8900	0.8909	0.9534	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801

(1)	Calculated by using the average of the Noon Buying Rate on the last day of each month during the period.

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

Economic environment

As a financial group whose core businesses are banking (taking deposits and using them to make loans) and to a lesser extent selling life and non-life insurance in Portugal, the state of the Portuguese economy affects the performance of the Group. To a lesser extent, the Group’s performance, results of operations and financial condition are also affected by the economic conditions and levels of economic activity in other countries where the Group operates, such as the United States, Spain, France, the United Kingdom and Brazil. A downturn in the economy of any of these countries, particularly Portugal, could lead to an increase in the defaults by the Group’s customers on the loans extended to them. In addition, protracted economic declines could reduce the overall level of economic activity in the market, thereby reducing the Group’s ability to collect deposits and forcing it to satisfy its liquidity requirements by resort to the more expensive capital markets as a result.

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

Portuguese banks are required to maintain a solvency ratio of at least 8.0%. The solvency ratio is defined as Tier I capital plus Tier II capital divided by risk-weighted assets. At December 31, 2004, the BES Group’s solvency ratio was 12.06%. The capital adequacy requirements applicable to the BES Group limit its ability to extend loans to customers and may require it to issue additional equity capital or subordinated debt in the future, which are expensive sources of funds. Any change in the existing, or the introduction of new, capital adequacy requirements could have an adverse impact on the Group’s results of operations.

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

Transition to International Financial Reporting Standards (IFRS)

The adoption of IFRS from January 1, 2005 has involved considerable changes to the Portuguese Plan of Accounts for the Banking System (PABS) and to the Portuguese Plan of Accounts for the Insurance Sector (PAIS), which establish the GAAP presently used by the Group in the preparation of its financial statements. These new accounting rules have a significant impact on the Group’s accounting practices. Therefore, following the adoption of IFRS, the Group’s financial condition and results of operations as of and for the years ended December 31, 2004 (restated) and 2005 will differ from the way in which they are currently presented in the financial statements. For more information on the current status of the IFRS transition project and the accounting differences identified to date, see “Item 5. Operating and Financial Review and Prospects – Transition to International Financial Reporting Standards (IFRS)”.

Although the Group has completed its process to identify and quantify the impact of IFRS on its financial statements. since the accounting standards are subject to further change and interpretation prior to December 31, 2005, the figures shown in “Item 5. Operating and Financial Review and Prospects – Summary of significant differences between U.S. GAAP and IFRS, as applicable to ESFG as of December 31, 2004”

Back to Contents

should be considered provisional and could ultimately be materially different from the current best estimate of the effect of adopting IFRS.

Market Risks

The Group is subject to the risks typical of banking and insurance activities, such as interest rate fluctuations, exchange rate variations and capital markets volatility. As is the case with other banks in Portugal, the Group, and especially its banking and corporate operations segment, is particularly exposed to differentials between the interest rates payable by it on deposits and the interest rates that it is able to charge on loans to customers and other banks. This exposure stems from the fact that in the Portuguese market loans typically have variable interest rates, whereas the interest rates applicable to deposits are usually fixed for periods that may vary between three and six months. As a result, Portuguese banks, including the Bank, frequently experience difficulties in adjusting the interest rates that they pay for deposits in line with market interest rate declines. This trend is reinforced by intense competition among the banks. If the Group is unable to adjust interest on deposits in line with the interest rates on loans, its interest income could rise less or decline more than its interest expense, in which case the Group’s results could be negatively affected. For a description of these specific risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

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

The availability and cost of reinsurance is primarily related to factors such as prevailing insurance premiums, levels of insured claims, the underwriting policies and processes of the reinsured, levels of insurance industry surplus and use of underwriting capacity, which may in turn fluctuate in response to changes in rates of return on investments earned in the reinsurance industry. Changes in the reinsurance market may affect the results of ESFG’s insurance subsidiaries.

Back to Contents

Operational risks

The Group is subject to certain operational risks, including interruption of service, errors, fraud by third parties, omissions and delays in providing services and risk management requirements. The Group continually monitors these risks by means of, among other things, advanced administrative and information systems and insurance coverage in respect of certain operational risks.

However, the Group may be unable to successfully monitor and prevent these risks in the future. Any failure to successfully execute the Groups’ risk management and control policies could materially adversely affect its financial condition and results of operations.

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

The Group faces intense competition in all of its areas of operation; in particular, competition in the Portuguese banking (deposits, mortgages, consumer credit, leasing, investment banking and asset management) and insurance markets has the most significant effect on the Group’s results and operations. The Group’s competitors in the Portuguese markets are Portuguese commercial banks, savings and investment banks, foreign banks (many of which have recently entered the Portuguese market), and domestic and foreign insurance companies. Over the last years, mergers and acquisitions involving the largest Portuguese banks and insurance companies have resulted in a significant concentration of market shares. The Group’s principal competitors in banking (ranking in terms of assets as of December 31, 2004) as well as insurance activities are Caixa Geral de Depósitos, Millenium bcp Group, BPI Group and Santander Totta Group in the banking sector Mundial Confiança-Império-Fidelidade, Millenium bcp Fortis, AXA and Allianz in the insurance sector. Competition has further increased as a result of the emergence of non-traditional distribution channels, such as internet and telephone banking.

Pledge of Tranquilidade and Tranquilidade-Vida shares

ESFG currently holds indirectly through PARTRAN and BESPAR 100% of the voting power and a 66.7% economic interest in Tranquilidade and 90.5% of the voting power and a 60.5% economic interest in Tranquilidade-Vida. The entire economic interest held indirectly by ESFG in each of these subsidiaries is pledged to a consortium of banks led by Caixa Geral de Depósitos S.A. as security for a 3-year loan in the amount of euro 203 million provided to BESPAR in July 2003. Pursuant to and during the term of the loan, any additional shares issued by Tranquilidade and Tranquilidade-Vida held by PARTRAN and/or BESPAR, as the case may be, are also required to be pledged. This loan is a renewal of an original 3-year loan in the amount of euro 300 million provided to PARTRAN in July 2000 in order to fund the acquisition in the market of the shares of Tranquilidade that it did not owned at that time. If, pursuant to the terms of this pledge, Caixa Geral de Dépositos S.A. were to become entitled to and decide to enforce its security in relation to all or some of the pledged shares in Tranquilidade and Tranquilidade-Vida, this would result in a reduction of the economic interest and could result in the loss of voting power held indirectly by ESFG in one or both of these subsidiaries.

Risk relating to the structure of the Group

ESFG is a financial holding company, holding and administering participating interests in other companies. It does not conduct business of its own. Dividends from ESFG’s direct and indirect subsidiaries, together with any investment income, are ESFG’s sole source of funds to pay interest and other expenses and any dividends. The inability of ESFG’s direct and indirect subsidiaries to pay dividends in an amount sufficient to enable it to meet its cash requirements at the holding company level could have a material adverse effect on its business and its ability to pay dividends.

Back to Contents

Majority shareholder

Espírito Santo International S.A. (E.S. International) currently holds the majority of the issued share capital of ESFG. This may have the effect of among other things, delaying, preventing or deterring a change in control of ESFG, which could deprive shareholders of ESFG of an opportunity to receive a premium for their Shares as part of a sale or merger and may negatively affect the market price of the Shares.

E.S. International is able to influence significantly the affairs and actions of ESFG, including matters requiring shareholder approval, such as the approval of significant corporate actions and the composition of the Board. Six of the directors of E.S. International are also Directors of ESFG. E.S. International is 48.2% owned, directly or indirectly, by members of the Espírito Santo family and certain Portuguese nationals close to the family (including certain of the Directors of E.S. International and ESFG).

The interests of E.S. International may differ from the interests of the other shareholders of ESFG and thus an investor may disagree as to whether any action opposed or supported by E.S. International is in the best interests of shareholders generally.

Risks relating to the Shares

Share price volatility

The share prices of publicly traded companies can be volatile. The price at which the Shares may be quoted and the price that an investor may realize for its Shares will be influenced by a large number of factors, some specific to the ESFG Group and its operations and some which may affect the banking and/or insurance industries as a whole or publicly quoted companies generally. These factors could include the ESFG Group’s financial performance, large purchases or sales of Shares, legislative or regulatory changes in the banking and/or insurance industry and general economic conditions.

There is no guarantee that the Share price will increase in the future. The price of the Shares can go down as well as up and the past should not be taken as a guide to the future.

Exchange rate fluctuations

The Shares are, and any dividends to be paid in respect of them will be denominated in euro. An investment in Shares by an investor whose principal currency is not euro exposes the investor to foreign currency exchange rate risk. Any depreciation of euro in relation to such foreign currency will reduce the value of the investment in the Shares or any dividends in foreign currency terms, and any appreciation of euro will increase the value in foreign currency terms.

Back to Contents

ITEM 4. INFORMATION ON THE COMPANY

Background

The Group is an integrated financial services group. Its banking and insurance operations are located primarily in Portugal. At December 31, 2004, the Group had total consolidated assets of approximately euro 50.5 billion and total consolidated shareholders’ equity of approximately euro 129.7 million. Net consolidated profit for 2004 was approximately euro 52.7 million.

Through its subsidiaries, ESFG engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stockbroking and private banking, and insurance operations. The Group conducts its commercial banking activities primarily through BES, the third largest full-service financial group in Portugal in terms of total assets and Banco Internacional de Credito, S.A. (“BIC”), a commercial bank with special emphasis on mortgage credit, on high net worth individuals, both headquartered in Portugal. The Group’s investment banking business is managed primarily through Banco Espírito Santo de Investimento, S.A. (“BESI”), based in Portugal, while its asset management activities are operated through Espírito Santo Activos Financeiros SGPS S.A. (“ESAF”) in Portugal, Compagnie Bancaire Espírito Santo S.A. (“CBESSA”) in Switzerland and Espírito Santo Gestión S.A in Spain. The Group conducts its stockbrokerage activities through BESI in Portugal and its subsidiary Espirito Santo Invesment, SAU, SV (ESI (Spain)) (formerly Benito y Monjardin, SV, S.A.) in Spain and also in the Brazilian market though its Brazilian subsidiary BES Securities S.A., in which Banco Bradesco holds a 20% minority interest. The Group conducts its insurance business mainly through Tranquilidade and Tranquilidade-Vida.

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

The ESFG Group holds a 49.2% voting interest and a 32.8% economic interest in BES. The Group consolidates BES because its voting interest in that company gives it the equivalent of voting control.

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

The Group’s Strategy

After acquiring control of Tranquilidade and BES, ESFG implemented a strategy designed to form an integrated financial services group in Portugal, using its commercial banking network as its marketing core and taking full advantage of synergies between the various members of the Group. Fundamental to this strategy was the development of a close working relationship between the Group’s insurance and commercial banking operations, to permit and encourage the selling of Tranquilidade’s insurance products, both life and,

Back to Contents

more recently, non-life insurance through BES’s branch network (“bancassurance”). In implementing this cross-selling strategy, the Group leveraged the experience and know-how of its strategic partner, Crédit Agricole, which had been successful in marketing bancassurance in France. ESFG has since implemented a similar strategy for the marketing of other Group financial products, such as investment management products developed by ESAF.

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

The ESFG Group is engaged in the process of simplifying its organizational structure in order to make it clearer and more transparent. This process may result in the removal of one or more of the intermediate holding companies and the streamlining of the ESFG Group’s banking and insurance interests.

This streamlining may result in increased operational and structural links between the banking and insurance operations. The development of the ESFG Group’s interests in the insurance sector is also under strategic consideration. This streamlining and development may involve the introduction of additional strategic partners for the insurance businesses and/or entail changes in the relative proportions held directly or indirectly by ESFG, its sub-holding companies and its partner, the Crédit Agricole Group, in the capital of some of the operating subsidiaries of the ESFG Group (from that set forth below in “– Key minority interests in ESFG Group companies”).

Recent Developments

In June of 2003, BES sold shares representing 45% of the share capital of Credibom – Sociedade Financeira para Aquisições a Crédito, S.A., a company specialized in consumer credit finance to Sofinco, S.A. (a subsidiary of Crédit Agricole, S.A.), retaining a 15% stake in Credibom’s share capital, which was subsequently sold to the same party in June 2004.

In February 2004, BES sold preferred shares in the Brazilian bank Banco Bradesco S.A. The proceeds from this sale were fully re-invested in voting shares, raising BES’s interest in the voting capital of Banco Bradesco S.A. from 3.5% to 6.7%.

During 2004 the Group sold its investment in Portline – Transportes Marítimos Internacionais S.A, Clarity Payment Solutions, Inc. and 80% of its investment in ES Concessões SGPS S.A.

In July 2004, BES and Caixa Geral de Depósitos concluded an agreement for the acquisition of Lusogest, SGIIC, SA and Lusopensiones, SGFP, S.A., the asset management units of the CGD Group in Spain. The transaction included, in addition to the acquisition of the asset management units, a commercial agreement for the distribution of BES Group asset management products through the Banco Simeón branch network, which is composed of 172 branches in Spain. The two companies Lusogest and Lusopensiones have been integrated into the Espirito Santo Actvos Financieros, S.A.

On November 30, 2004, Tranquilidade, a subsidiary in which ESFG holds a 66.7% economic interest, acquired ESIA, a fully owned subsidiary of the Group, and as of December 31, 2004, ESIA was merged into Tranquilidade.

In January 2005, Banco Espírito Santo, S.A. (“BESSA”), a Spanish subsidiary, concluded the acquisition of Banco Inversión in Spain and initiated the process of integrating its commercial network and assets managers. This operation increased the amount of assets under management in Spain to approximately Euro 1,750 million.

Back to Contents

The Group’s Business

Introduction

The Group is engaged principally in two business areas, banking and insurance, and its operations are concentrated mainly in Portugal. Its operations outside of the country complement its Portuguese activities, primarily serving Portuguese businesses and individuals abroad. At December 31, 2004, the Group’s assets in Portugal accounted for 76.9% of its total consolidated assets, and, for the fiscal year then ended, the Group derived 74.4% of its total revenues from its operations in Portugal.

The following table shows the distribution of the Group’s total assets at December 31, 2002, 2003 and 2004 and contributions to revenues and operating income for the 12-month periods then ended with respect to each segment.

	2002	2003	2004

	(In millions of Euro)
Assets (1)
Banking	41,377.9	43,161.1	46,129.8
Insurance	4,165.1	4,428.5	4,349.3

	45,543.0	47,589.6	50,479.1

Revenues (1)
Banking (2)	1,451.8	1,602.9	1,617.9
Insurance	1,074.6	1,461.2	1,514.0

	2,526.4	3,064.1	3,131.9

Operating Income (1)(3)
Banking	354.8	354.4	381.6
Insurance (4)	(178.1)	14.0	(0.4)

	176.7	368.4	381.2

(1)	Excludes corporate items.
(2)	Represents net interest income and other income.
(3)	Operating income represents net income before income taxes, minority interests and earnings in associated undertakings.
(4)	For an explanation of operating income attributable to the Group’s insurance operations, see “Item 5. Operating and Financial Review and Prospects – Results of Operations”.

The following table presents the Group’s business geographical distribution of total interest income and other income for the three years ended December 31, 2004.

	2002	2003	2004

	(in millions of Euro)
Portugal	3,230.8	3,219.8	2,992.6
Other EU countries	212.1	558.8	677.1
Other European countries	51.2	44.2	82.9
Nother-America	–	112.2	200.2
Latin America	–	10.8	38.8
Asia	–	3.5	3.6
Africa	–	13.5	26.1
Other	57.2	(6.3)	2.7

	3,551.3	3,956.5	4,024.0

Back to Contents

ESFG’s two main segments are banking and corporate operations, and insurance. Banking and corporate operations comprises banking, leasing, consumer credit, asset management, brokerage, factoring and others. Insurance comprises life insurance and non-life insurance.

The following table shows revenues by category of activity for the three years ended December 31, 2004.

	2002	2003	2004

	(in millions of Euro)
Banking	1,153.1	1,354.5	1,342.8
Leasing and Factoring	57.9	57.6	64.1
Consumer credit	83.1	63.8	34.5
Asset Management	71.8	71.0	68.9
Brokerage	25.8	33.0	50.3
Others	60.1	23.0	57.3

Total banking	1,451.7	1,602.9	1,617.9

Life insurance	659.2	1,037.1	1,081.7
Non-life insurance	415.4	424.1	432.3

Total insurance	1,074.7	1,461.2	1,514.0

Corporate	(39.8)	(36.1)	(30.7)

REVENUES (1)	2,486.6	3,028.0	3,101.2

(1)	Revenues are represented by net interest income and other income.

Banking

The Group conducts a broad range of banking activities, including commercial banking, investment banking, asset management and private banking services.

For the year ended December 31, 2004, the Group reported a return on average equity and return on average assets of 49.56% and 0.58%, respectively, as calculated by the Group in accordance with Portuguese GAAP. The comparable U.S. GAAP figures were 8.65% and 0.34%, respectively. See “– Selected Statistical Information – Return on Equity and Assets”. Tier I and total Basle capital ratios were 5.1% and 12.03%, respectively, at December 31, 2004.

Commercial Banking

The Group provides a full range of banking and related financial services in Portugal through its commercial banking subsidiaries. It is also active in Spain and elsewhere through BES’s international branches and representative offices in Europe and in other countries with significant Portuguese communities, and through BES and ESFG subsidiaries, principally Banque Espírito Santo et de la Vénétie S.A. (BESV) in Paris, ES Bank Panama (SA) and ES Bank in Miami, Florida. The Group conducts operations in China through Banco Espírito Santo do Oriente (“BESOR”), a joint venture with China’s Everbright Group in Macau. The Group’s customer base is diverse and is comprised of large Portuguese corporations, Portuguese subsidiaries of foreign corporations, public sector institutions, small- to medium-sized Portuguese businesses and individuals. Financial services provided by the Group include wholesale and retail deposit taking, commercial and consumer lending, funds transfers, credit card facilities, foreign exchange, distribution of mutual funds and trading and investment securities, including corporate and government debt securities and providing securities custodial services. In addition to traditional banking services, the Group engages, through its subsidiaries, in various complementary higher margin activities such as asset management, leasing, factoring and stockbrokerage and distribution of life and non-life insurance. These complementary activities allow the Group to extend its services to a broader clientele and to enhance its service to its existing client base.

Back to Contents

The Group’s commercial banking operations in Portugal are conducted primarily through BES, in which the Group holds a 49.2% voting and a 32.8% economic interest. Crédit Agricole is a minority investor in BES and is the Group’s strategic partner in the management and operation of BES. See “Key Minority Interests in Group Companies” below. Approximately 36% of BES’s ordinary shares, which are listed on the Euronext-Lisbon, are owned by the public. BES in turn conducts a portion of its commercial banking business through its subsidiaries, namely:

BIC (mortgage loans), BESI (investment banking), BESSA (private and corporate banking in Spain), BES ORIENTE (private and corporate banking in Macao) and ESB (private and corporate banking in the United States), BEST (on-line bank specializing in asset management), BES Azores (private and corporate banking), Banco Espírito Santo de Angola, SARL (corporate banking in Angola), Bank Espírito Santo International Limited – BESIL (private and corporate banking in the Cayman Islands) and ES PLC (non-bank finance company domiciled in Dublin, Ireland). This segment also includes securities issuers (BES Finance, ESOL, BESOL and BESNAC).

The BES Group is the third largest full-service commercial bank in Portugal based on total assets. At December 31, 2004, the BES Group accounted for 87.9% of the Group’s total assets at December 31, 2004, 58.4% of the Group’s revenues for the 12 months then ended and substantially all of its operating income, in each case after intra-group eliminations. At December 31, 2004, BES had shareholders’ equity of Euro 2,253.8 million.

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

Based on internal studies, the Group believes that, in 2004, the BES Group had an average market share of approximately 17.7% (compared with 17.2% in 2003 and 17.0% in 2002). The BES Group calculates its average market share based on the non-weighted average of the market shares it holds in products such as deposits, individual pension plans, other financial life insurance, mutual funds, production of mortgage loans, consumer loans, loans to corporations, consumer loans and credit card tunorver, leasing, factoring, brokerage, internet banking, credit cards and POS (traded volume). In calculating market share data, the BES Group uses relevant available official sources of information, including publications by the Bank of Portugal, the Portuguese Banks Association (APB), the Association of Mutual Funds, the APFIN – Associação Portuguesa das Sociedades Gestoras de Fundos de Investimento, and the Portuguese Association of Insurance Companies (APS). Where no official sources exist, (e.g., internet banking), the BES Group relies on its own estimates.

In order to increase the penetration of its existing client base, the Group has sought to take advantage of synergies among its banking and insurance operations by distributing insurance, investment and other financial products through BES Group branches. In doing so, the Group has increasingly focused on the retail sector as a means of promoting greater cross-selling of fee-generating financial services. Through its network, the BES Group now markets, among other things, both life and non-life insurance products, underwritten by Tranquilidade, Tranquilidade-Vida and ES Seguros, investment management products developed by ESAF. As part of its effort to provide enhanced customer service, the BES Group has also engaged in a program of modernizing and re-configuring existing branches using a segment-oriented approach to better address the needs of clients.

The strategy implemented at BES Group over recent years is designed to address the specifically identified needs of the various sectors of its clientele, namely retail banking, private banking and corporate banking.

Back to Contents

Within retail banking, three segments were specifically addressed: BES 360º, launched in February 2004, as a new approach to the affluent segment, the small business segment, and the mass market segment.

The services offered by BES 360º to individual clients with sizeable financial involvement, aim to provide the client with permanent support from a dedicated account manager, and to offer exclusive products and financial solutions as well as sophisticated financial planning. The services available to the small business segment (including independent professionals) include a large number of products, expanded and tailored to meet their specific needs, supported by the creation of a new marketing unit and a network of marketing professionals, involved in the identification and development of prime clientele target groups. The approach to the mass market segment includes more focused marketing areas, definition of clear business practices standards, the reinforcement of the assurefinance programme and the fine-tuning of the commercial approach to specific types of clientele within this segment.

In the area of private banking, the BES Group pays particular attention to the financial advisory and planning activities. The strategy includes the progressive extension to international private banking business aiming at offering the community of Portuguese expatriates and others services of the same quality and efficiency as those directed at the domestic clientele.

The area of corporate banking encompasses four segments: medium sized companies, large national corporations, international corporations and municipalities and institutional clients.

The strategy for the medium sized companies segment include improving the quality of human resources, services, expanding the internet banking platform, speeding up the decision making process and expanding the offer of products.

The large national corporation segment is particularly competitive. BES Group focuses on expanding and co-ordinating the various business areas of the BES Group such as investment banking, leasing, factoring and insurance as well as crossing its efforts in this segment with those of the retail sector.

In the segment of international corporations, identified as the branches and subsidiaries of multinational corporations established in Portugal, BES Group seeks to attract new customers by assisting start-up situations and promoting cross-segment and cross-selling transactions.

Finally, in the segment of municipalities and institutional clients, BES Group seeks higher penetration of clients by expanding direct business or cross-selling business opportunities as well as increasing financial flows, such as customer funds.

Since 1992, the BES Group has substantially expanded its banking network. In Portugal, the number of BES branches increased from 230 at December 31, 1992 to 471 at December 31, 2004. Including BIC, Banco BEST and Banco Espírito Santo dos Açores (“BAC”), the Group’s banking operations had a network of 607 branches in Portugal at December 31, 2004. While the BES Group has focused on organic growth through the expansion of its branch network in Portugal, it embarked on a strategic branch expansion in Spain in June 1992 when it acquired a small Spanish bank, since renamed Banco Espírito Santo, S.A. (“BESSA”), with currently 26 branches located primarily along the Portuguese-Spanish border. BES Angola has 6 branches. The BES Group also has 7 other foreign branches and 2 representative offices.

Lending

The Group has consistently aimed to develop a balanced and diversified loan portfolio, while maintaining what it believes is a conservative provisioning policy in respect of overdue loans.

The Group believes its success in broadening its customer base over the last decade is evidenced by the expansion in loans to individuals, including mortgages and consumer credit during that period. Accounting only for a small percentage of the total in 1992, such loans represented 32.7% of the Group’s total loan portfolio at the end of 2004. In 2004 the Group’s total gross loan portfolio grew by 7.1% to euro 29.6 billion, with domestic loans growing by 7.3%.

Back to Contents

The Group’s total gross domestic loan portfolio amounted to euro 24.9 billion as of December 31, 2004 and was directed to the following principal business sectors: real estate-mortgage 32%; construction and public works 11%; wholesale and retail 10%; real estate- construction 8%; services provided to corporate clients 7%; installment loans to individuals 6%; transport and communications 3%; textile and clothing 2%. Every other economic sector individually accounted for less than 2% of the total domestic loans. See “Selected Statistical Information-Loan Portfolio” for a more detailed breakdown of the Group’s loan portfolio. As of December 31, 2004, total gross international loans amounted to euro 4.7 billion and were directed to the following principal business sectors: investment management, 17%; real estate – construction 11%; commercial 11%; services provided to companies, 9%; real estate – mortgage 8%; construction and public works 7%; transports and communications 4%; installment loans to individuals 3% and agriculture 2%.

In recent years, the Group’s loan maturity profile has moved towards medium- and long-term loans. This trend is part of the Group’s strategy to increase its lending activity with respect to individuals, particularly in the area of mortgage-backed loans, which have long maturities. As a result, the percentage of the loan portfolio with a maturity of less than one year decreased from 63% as of December 31, 1995 to 38.2% as of December 31, 2004.

Approximately 15.8% of the Group’s loans are to non-resident customers. Most of these loans are extended through BES’s overseas branches (London, New York, Nassau, Cayman Islands and Madeira-offshore), BIC’s overseas branches (Cayman Islands and Madeira-offshore) and various ESFG and BES subsidiaries (BESSA in Spain, BESV in France, ES Bank in Panama, CBESSA in Switzerland, ESIL in Luxembourg, BESOR in Macao, ES PLC in Ireland, ES Bank in the U.S.A. and BES Angola). Most of the trade finance lending is conducted through these entities.

Deposit taking

At December 31, 2004, the Group’s deposits from customers totaled euro 19.9 billion. At BES Group level they were held by over approximately 1.2 million individuals and 117,000 corporate depositors.

At the BES Group, at December 31, 2004, approximately 50.0% of deposits were from individuals, 26.0% were from domestic small- and medium-sized companies and 24.0% were from major corporations. Deposits from non-resident customers (mainly corporate customers) accounted for 24% of the BES Group’s total deposits. See “– Selected Statistical Information – Deposits”.

For more information on the Group’s banking activities, see “– Selected Statistical Information”.

Internet banking

Internet banking is carried out by the BES Group. Its management expects the number of Internet users and the volume of transactions effected through the Internet to grow, particularly with the increase in new Internet access technologies (e.g., cable, ADSL and interactive television). Accordingly, BES has developed a strategy involving the enhancement of its multi-channel distribution network, particularly internet banking, as a complement to its existing relationship with its customers (both individual and corporate customers).

As part of its multi-channel distribution strategy, the BES Group seeks to encourage its customers to use the web-based channels BESnet and BESnet Negócios (designed for individuals and corporate clients, respectively). At December 31, 2004, there were approximately 711,000 BESnet users (a 6% increase over the previous year) indicating a penetration ratio of the customer base of 45%. In the corporate segment, since the launch of BESnet Negócios, an innovative internet banking service directed toward small- and medium- sized enterprises at the end of 1999, the BES Group has developed new features to adapt its banking services to the needs of corporate customers. At December 31, 2004, there were approximately 37,000 BESnet Negócios users (a 13% increase over the previous year). Logins were up by 30% and transactions by 70%, indicating that subscriber companies were making increasingly frequent use of the service, particularly to carry out transactions.

Back to Contents

In April 2000, the BES Group signed a strategic partnership agreement with the Portugal Telecom Group and Caixa Geral de Depósitos. The BES Group and its partners recognized the increasing convergence of technology, communications and contents, and considered that it was essential to establish stronger and closer mutual collaboration ties with strategic allies in Portugal. Under this agreement two main initiatives have been launched by the BES Group jointly with the Portugal Telecom Group and Caixa Geral de Depósitos.

One of these initiatives is Banco BEST, an internet bank launched in June 2001, which specializes in asset management, deposits, brokerage, funds and insurance products. Banco BEST’s product range includes products of the BES Group and the ESFG Group, as well as third parties’ products. Banco BEST started its activities with a share capital of euro 32.4 million, and its shareholders are the BES Group, holding a 66% stake, and Portugal Telecom, holding a 34% stake. As of December 31, 2004, Banco BEST’s share capital amounted to euro 55.0 million, net assets amounted to euro 254.7 million and customer deposits amounted to euro 181 million. The BES Group’s other strategic initiative – a portal for small- and medium-sized enterprises called pmelink.pt (serving as an intermediary for purchases of sundry materials and services at reduced cost) – was launched jointly with Caixa Geral de Depósitos in May 2001 as the first Portuguese online business center. In 2004, total sales were euro 10.0 million.

Investment banking

The Group conducts investment banking operations in Portugal through its wholly owned subsidiary BESI. BESI’s investment banking and advisory activities focus on domestic as well as certain international markets (Brazil, Spain and the United Kingdom) mainly in the area of project finance, structured finance, mergers and acquisitions, corporate finance and capital markets (including privatisations, primary and secondary market securities trading as well as underwriting of equity and debt issuances).

BESI had total consolidated assets of euro 2,516 million at December 31, 2004 and net income of euro 53.5 million for the 12 months then ended. In 2004, the strategy adopted for investment banking continued to focus on Iberia and Brazil. During 2004, in Spain, the subsidiary ESI (Spain) changed its name from Benito y Monjardin, SV, S.A. to Espírito Santo Investment SAU, SV (ESI) with the purpose of achieving greater identification with the Espírito Santo brand. In Brazil, the BES Group continues to develop the investment banking joint venture with Banco Bradesco S.A. in order to benefit from the significant potential of this business area in Brazil.

Brokerage

The Group conducts its stockbrokerage activities through BESI in Portugal, ESI in Spain and BES Securities S.A. in Brazil.

Since 2000, the BES Group has expanded its stock brokerage activities through the acquisition of ESI, an independent Spanish asset management and brokerage company, referred to above. In 2004, this subsidiary’s net income increased to euro 19.2 million, from euro 3.0 million in 2003.

During 2004, BESI was placed in 1st and 10th position in the ranking of brokerage in Portugal (according to Euronext Lisbon) and Spain (according to Sociedad de Bolsas), respectively. In Brazil, according to Stockmaster, the broker BES Securities moved from 51th (in 2003) to 23rd position in the Bovespa ranking.

Asset Management and Private Banking

In Portugal, the Group holds a 90.0% voting and 30.9% economic interest in ESAF SPGS, whose subsidiaries are involved in various fund management activities. During 2000, the Group acquired full control of two Spanish asset management companies – Gescapital and GES-BM – to better develop the Group’s private banking activities in Spain. During 2001, Gescapital and GES-BM were combined and the new merged entity was renamed Espírito Santo Gestión, which together with Espírito Santo Pensiones are held by ESAF S.A, a spanish holding company held for 50% by BESSA and 50% by ESAF SGPS. Outside of Iberia, the Group conducts asset management and private banking activities principally through CBESSA, a wholly

Back to Contents

owned portfolio management company established in Switzerland in 1976. CBESSA’s income primarily comprises management commissions, associated fees, foreign exchange transactions and, to a lesser extent, lending activities.

At December 31, 2004, the Group had total assets under management of euro 16.8 billion.

Leasing and Factoring

In February 2004, the BES Group companies engaged in leasing and factoring business – Besleasing Mobiliária (equipment leasing), Besleasing Imobiliária (property leasing) and Euroges (factoring) – were merged into a single unit subsequently renamed Besleasing e Factoring – Instituição Financeira de Crédito S.A.. Despite the adverse conditions of the economy during 2004, Besleasing e Factoring achieved leading performances in the various segments where it operates, gaining market share across the board: property leasing grew by 39%, equipment leasing by 47.1% and factoring by 29%. Based on this performance, the company ranked second in all these products, with a share of 17.4% in the production of leasing operations according to APELEASE (the Portuguese Association of Leasing Companies) and of 20.8% in factoring (credit under management) according to APEF, the Portuguese Association of Factoring Companies.

Car financing

Locarent – Companhia Portuguesa de Aluguer de Viaturas, S.A., was incorporated as a limited liability company in 1991 with the objective of undertaking car rental operations. In December 2003, BES acquired a shareholding of 45% in the company, the remaining share capital being held by Caixa Geral de Depósitos S.A. (CGD) (45%) and Servingest, (SGPS) (10%). The company started its commercial activities at the end of May 2004.

Consumer credit

The Group is also involved in the credit card business, through Crediflash, a credit card management company and a member of the BES Group, with assets of euro 139.6 million and loans to customers of euro 130.0 million as of December 31, 2004 and net income of euro 9.4 million in 2004. The BES Group also provides all types of consumer credit through its network of branches.

Insurance

The Group conducts its non-life insurance activities in Portugal through Tranquilidade (in which the Group holds 100% of the voting power and a 66.7% economic interest), ES Seguros, which is jointly owned by BES, BESPAR SGPS, S.A. (“BESPAR”) and Tranquilidade (in which the Group holds 100% of the voting power and a 53.2% economic interest), and until the end of November 2004 ESIA, a small Portuguese operation (in which the Group held 100% of the voting power and economic interest) which was then sold to and subsequently merged into Tranquilidade. The Group’s life insurance activities in Portugal are conducted through Tranquilidade-Vida, which is jointly owned by Tranquilidade and BESPAR (altogether, the Group has 90.5% of the voting power and a 60.5% economic interest).

The entire economic interest held indirectly by ESFG in each of Tranquilidade and Tranquilidade-Vida is pledged to a consortium of banks led by Caixa Geral de Dépositos S.A. as security for a 3-year loan in the amount of euro 203 million provided to BESPAR in July 2003. Pursuant to and during the term of the loan, any additional shares issued by these subsidiaries are also required to be pledged. This loan is a renewal of an original 3-year loan in the amount of euro 300 million provided to PARTRAN in July 2000 in order to fund the acquisition in the market of the shares of Tranquilidade that it did not own at the time.

According to the ISP, at December 31, 2004, the Group was the third largest insurance group in Portugal in terms of premium income. At the Group level, after intra-group eliminations, insurance companies accounted for 8.6% of the Group’s total assets at December 31, 2004 and 37.6% of its total revenues in 2004, and contributed a euro 0.4 million loss before minority interests for the 12-month period then ended.

Since it reacquired control of Tranquilidade in 1990, the Group has achieved substantial growth in its insurance business. Prior to the formation of Tranquilidade-Vida in 1994, Tranquilidade conducted both the

Back to Contents

Group’s life insurance business and its non-life insurance business. In 1994, the Group’s life insurance business was transferred to Tranquilidade-Vida. In part based on the experience of Crédit Agricole in France, the Group has been able to expand its activities by using BES’s and BIC’s branch networks to distribute ES Seguros’s and Tranquilidade-Vida’s products (bancassurance) and by implementing policies to increase efficiency and enhance cost reduction. According to the figures published by the Portuguese Insurers Association (“APS”), in 2004, Tranquilidade, ES Seguros and Tranquilidade-Vida achieved an overall market share of 12.4% in the Portuguese insurance market (14.3% in life and 9.4% in non-life), compared to 12.9% (15.8% in life and 9.1% in non-life) in 2003, calculated based on insurance premiums. The Portuguese insurance market increased by 10.5% overall in 2004 (15.7% in life and 3.5% in non-life).

In order to make more sophisticated assessments of the risks of the business underwritten and to increase efficiency, Tranquilidade and Tranquilidade-Vida have made substantial investments in information technology, with spending as a percentage of premiums averaging approximately 3% over the last five years.

Life Insurance

Since its inception in 1994, Tranquilidade-Vida’s activities have centered primarily on three kinds of products: private pension plans, capitalization products and pure risk (or term) products. The marketing of such products has relied significantly on the support of the branch distribution network of the BES Group, in accordance with the well established strategy of bancassurance. The percentage of life products sold through the BES Group network has settled at consistent high levels (over 90%) at least since 1999, reaching 93.5% in 2004 (92.5% in 2003).

Of the three products, private pension plans hold the highest market share in Portugal reaching an estimated 27.4% in 2004 according to Tranquilidade-Vida and a growth in premiums of 4.2% in the same year. Particular effort was made to promote unit-linked products within the private pension plan line, reflected in a significant growth in such products in 2004.

Likewise, as to capitalization products, Tranquilidade-Vida’s growth strategy is directed mostly to unit-linked products and less to guaranteed products, although the growth in unit-linked capitalization products grew at a modest rate of 3.7% in 2004. The growth of 7% in guaranteed capitalization products reflects to some extent the demand from the BES Group’s clientele.

As a result of the emphasis put on unit-linked products, both in the private pension plans and capitalization lines, the weight of unit-linked products over the total production of Tranquilidade-Vida increased from 25% in 2003 to 33% in 2004.

The 4.2% growth in premiums arising from traditional life products in 2004 reflects mainly the progress in the pure life risk segment, resulting both from mortgage related policies marketed through the BES Group and other policies marketed through Tranquilidade’s agents.

Non-Life Insurance

Tranquilidade conducts a traditional insurance business (comprising accident and health, fire and other damage, motor, marine and third party liability insurance) via a network of agents, while ES Seguros markets its products primarily through the branch networks of BES and BIC. Crédit Agricole holds a minority interest in Tranquilidade. See “– Key Minority Interests in Group Companies” below.

Tranquilidade is also active in the assurfinance business, which involves selling products such as mortgage loans, personal loans and current accounts through selected agents. Tranquilidade’s assurfinance program currently accounts for approximately 12% of the Group’s new mortgage loans and 5% of its total mortgage stock. In addition, the Group believes the program permits Tranquilidade to improve retention of its best agents, for whom assurfinance sales represent close to 5% of their commissions. For agents selling assurfinance, these commissions represent 14% of their total income.

During 2004, Tranquilidade continued to make investments in the development of its network of agents, restructuring the criteria and incentive schemes targeted to the best agents. Currently, Tranquilidade

Back to Contents

employs approximately 310 best agents. In 2004, these agents accounted for approximately 32% of the Group’s new non-life sales (in the personal health and personal accidents area, they accounted for more than 22% of new sales) and about 23% of its new life and assurfinance sales. Management believes that the role of its network of tied agents is particularly important in promoting sales of insurance products that clients do not generally consider to be necessary, such as health insurance. In 2004, Tranquilidade further developed the support it provides to its best agents. Tranquilidade launched a major set of initiatives with the main objective of increasing sales effectiveness, including the consolidation of Tranquilidade’s customer relationship management program with a view towards selecting the most effective sales leads, the simplification of the agents’ incentives schemes, the creation of monthly and weekly fully automated sales performance reports by agent and by product category, so that each agent can, through a personalized information system, analyze its sales and incentives package forecast.

In 2002, Tranquilidade restructured its marketing organization around three segments: individuals/families, SMEs and large clients. The key objective of this restructuring was to facilitate a fully customized marketing approach adapted to the characteristics of each segment. Tranquilidade is currently in the process of implementing this new approach.

In 2004, Tranquilidade also expanded its franchise network. Following the addition of 18 new franchise outlets in 2004, Tranquilidade currently operates 45 such outlets, its goal being to operate 55 outlets in 2005. Together with its own branches, these outlets have permitted Tranquilidade to significantly expand its geographical coverage in Portugal. Management believes that its coverage is critical in terms of client service and nationwide brand development.

Strategy. The strategy of the Group’s insurance subsidiaries reflects the changing circumstances attributable to the recent consolidation in the non-life sector and the introduction of new conditions and a new player in the life sector in Portugal. The concentration of a market share estimated at over 33% around the state-owned Caixa Geral de Depósitos Group, which resulted from the addition of the insurers Império and Bonança to the group Mundial-Fidelidade already owned by Caixa Geral de Depósitos, has created a significant market share imbalance in the Portuguese non-life insurance market. In the life sector, the removal of tax incentives on private pension plans has also introduced a new challenge in the life market, already affected by the association of Fortis to Millenium bcp’s life operation.

The strategy to ensure long term competitiveness of the Group’s insurance operations encompasses organic or non-organic growth opportunities in the non-life sector, some of which may be provided by increasing its non-life market share in the public sector, emphasising cross selling possibilities within the Group’s financial operations in the Portuguese market, including the assurefinance platform, and leveraging life and non-life bancassurance platform with other distribution networks in the market.

The reinforcement of the financial strength of Tranquilidade, through the entry of a new partner or through other means is also seen as a requisite to enhance competitiveness.

On the life sector, the strategy is to tailor the profiles of the products to new fiscal environment and to the new competitive aspects. This strategy may entail further streamlining and proximity between the banking and insurance operations of the Group in Portugal.

Key Minority Interests in Group Companies

The Group has made most of its investments in association with partners in the financial services industry in order to maximize its resources. The Group’s most significant association has been with Crédit Agricole, which in 1990 and 1991 joined with the Group in the acquisition of BES and Tranquilidade. To this end, ESFG and Crédit Agricole formed two acquisition vehicles, BESPAR and PARTRAN SGPS, S.A. (“PARTRAN”). Through BESPAR and PARTRAN, Crédit Agricole participates as a strategic partner in the management and operation of BES, Tranquilidade and Tranquiliade-Vida.

BESPAR and PARTRAN are controlled, directly and indirectly, by the Group, which, as of June 24, 2005, held 66.9% and 66.7% of the voting interest in these entities, respectively. However, in recognition of the role played by Crédit Agricole in their formation, the Articles of Association of BESPAR and PARTRAN

Back to Contents

provide certain protections for minority shareholders. Pursuant to these provisions, any two directors who vote against a resolution of the Board of Directors because they view it as contrary to the shareholders’ interests have the right to request a general meeting of shareholders. Resolutions facing such objections will be suspended unless and until approved by a majority of 76% of the shareholders. A supermajority of 76% of the shareholders is also required for the transfer of shares of BES or Tranquilidade by BESPAR or PARTRAN, amendments to the Articles of Association of these companies, the issuance of convertible bonds, and the election and removal of corporate officers. As of June 24, 2005, Crédit Agricole had a voting interest of 32.6% in BESPAR and 33.3% in PARTRAN. Consequently, Crédit Agricole’s votes are necessary to obtain the required supermajority.

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

Competition

Banking

The Group faces intense competition in all of its principal areas of operation; however, competition in the Portuguese banking markets has the most significant effect on the Group’s results and operations. The Group’s competitors in the Portuguese banking markets are Portuguese commercial banks, savings and investment banks, foreign banks (many of which have recently entered the Portuguese market) and non-deposit-taking financial institutions (investment companies). The Portuguese banking industry has been characterized by increasing consolidation through mergers and acquisitions among the major Portuguese banks and by foreign financial institutions. Currently, the five principal financial groups in the banking sector are: Caixa Geral de Depósitos, the Millenium bcp Group, the BES Group, the BPI Group and Santander Totta Group.

Under current law, Portuguese banks are permitted to offer all types of financial services. In addition, EU banking directives allow cross-border reciprocity within EU countries for any bank formed within the EU. The Group therefore faces competition in the major corporate markets and in international markets from other commercial and investment banks and financial institutions, particularly those with ties to Portugal.

Management believes that competition in the Portuguese banking industry will continue to intensify as a result of the integration of European markets, the enlargement of the European Union and economic globalization.

The Group intends to continue to pursue opportunities for expansion through organic growth and, in appropriate circumstances, will consider the possibility of external growth by acquisition in Portugal or external markets relevant to its business.

Insurance

In general, the insurance industry worldwide competes on the basis of the products offered, the terms of the products, the ability of the products to meet the specific needs of the insured and the quality of service rendered to the insured. The Group’s primary competitors in the insurance industry in Portugal are state-controlled entities, large financial groups and foreign-owned insurers. A strong competitive environment has developed in recent years as a consequence of the liberalization of the insurance sector in Portugal and the privatization of state-owned insurance companies. The total number of companies operating in Portugal has grown rapidly to over 90; however, five of these companies accounted for approximately 70% of the market in 2004. Nonetheless, many of the new small insurance companies are aggressively pursuing market share by offering highly competitive premium policies.

The ESFG Group’s principal competitors in the insurance sector are the group Mundial Confiança-Império-Fidelidade, Millenium bcp Fortis, AXA and Allianz.

Back to Contents

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
The following table shows average balances for the Banking Group, the related interest income and expense, and the average interest rates for the three years ended December 31, 2002, 2003 and 2004, net of inter-company balances and transactions eliminated in consolidation. In this table and elsewhere in the section entitled “Selected Statistical Information”, average balances have been calculated using monthly balances. The Banking Group believes that the average balances presented below are representative of the operations of the Group. Out-of-period items and adjustments as well as loan fees have been excluded from the calculation of interest income and expense. At December 31, 2002, 2003 and 2004, out-of-period items and adjustments were not significant. Non-performing loans and shareholders’ loans have been excluded from the category “Loans to customers” and included in “Non-interest-earning assets”. Related provisions have been included in the category “Non-interest-bearing liabilities”. (See “– Description of Assets and Liabilities – Loan Portfolio”).

	For the years ended December 31,

	2002			2003			2004

	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate (1)

	(euro millions, except percentages)
Interest-earning assets
Deposits with banks: (2)
Domestic	1,307.4	39.3	3.01%	1,215.5	29.9	2.46%	955.3	18.6	1.95%
International	2,514.3	80.3	3.19%	4,773.1	106.7	2.24%	5,022.4	117.4	2.34%
Trading account securities: (3)
Domestic	91.3	2.3	2.52%	195.5	5.5	2.81%	669.9	15.5	2.31%
International	380.1	95.7	25.18%	265.6	53.6	20.18%	378.9	34.3	9.05%
Investment securities available-for-sale: (4)
Domestic	779.9	21.3	2.73%	658.4	14.7	2.23%	714.3	18.2	2.55%
International	2,869.3	119.6	4.17%	3,053.2	148.2	4.85%	3,291.6	172.1	5.23%
Loans to customers:
Domestic	22,022.4	1,297.9	5.89%	22,656.4	1,126.3	4.97%	23,720.1	1,059.0	4.46%
International	4,667.5	191.7	4.11%	3,837.7	141.2	3.68%	4,080.9	157.7	3.86%
Other interest-earning assets: (5)
Domestic	701.0	8.4	1.20%	731.3	7.9	1.08%	751.9	11.9	1.58%
International	1,254.0	31.2	2.49%	995.9	37.8	3.80%	1,008.8	32.4	3.21%

Total interest-earning assets	36,587.2	1,887.7	5.16%	38,382.6	1,671.8	4.36%	40,594.1	1,637.1	4.03%

Non-interest-earning assets: (6)
Domestic	3,716.1			4,013.3			4,261.7
International	317.3			593.7			305.8

Total non-interest-earning assets	4,033.4			4,607.0			4,567.5

Total assets	40,620.6			42,989.6			45,161.6

Domestic (%)	70.45%	72.53%		68.55%	70.84%		68.80%	68.61%
International (%)	29.55%	27.47%		31.45%	29.16%		31.20%	31.39%

Back to Contents

	December 31,
	2002			2003			2004
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate (1)

	(euro millions, except percentages)
Interest-bearing liabilities
Deposits from banks:
Domestic	299.4	9.0	3.01%	246.8	5.1	2.07%	186.9	4.8	2.57%
International	3,177.8	86.1	2.71%	2,928.4	52.0	1.78%	2,989.9	55.8	1.87%
Demand deposits:
Domestic	5,728.8	66.0	1.15%	6,030.2	43.8	0.73%	6,148.1	32.2	0.52%
International	697.5	7.0	1.00%	789.1	5.4	0.68%	855.2	5.5	0.64%
Time deposits:
Domestic	7,320.8	199.2	2.72%	6,825.2	152.5	2.23%	4,783.7	107.0	2.24%
International	4,545.7	156.8	3.45%	5,084.0	160.3	3.15%	6,399.7	182.9	2.86%
Short-term borrowings: (7)
Domestic	719.1	25.1	3.49%	592.2	15.0	2.53%	451.4	9.7	2.15%
International	2,107.0	64.3	3.05%	2,106.6	46.7	2.22%	2,035.3	43.4	2.13%
Long-term borrowings: (8)
Domestic	2,844.0	133.6	4.70%	2,831.6	135.2	4.77%	2,993.4	130.8	4.37%
International	8,126.8	317.6	3.91%	9,686.6	312.5	3.23%	11,568.1	350.7	3.03%

Total interest-bearing liabilities	35,566.9	1,064.7	2.99%	37,120.7	928.5	2.50%	38,411.7	922.8	2.40%

Non-interest-bearing liabilities (9)	4,999.8			5,839.5			6,643.6

Total liabilities	40,566.7			42,960.2			45,055.3

Shareholders’ equity	53.9			29.4			106.3

Total liabilities and shareholders’ equity	40,620.6			42,989.6			45,161.6

Domestic (%)	54.08%	40.66%		52.09%	37.87%		42.83%	30.84%
International (%)	45.92%	59.34%		47.91%	62.13%		57.17%	69.16%

Interest Spread:
Domestic		936.3			832.7			838.7
International		(113.3)			(89.4)			(124.4)

Total		823.0			743.3			714.3

Net interest margin: (10)
Domestic			3.76%			3.27%			3.13%
International			(0.97%)			(0.69%)			(0.90%)

Total			2.25%			1.94%			1.76%

(1)
The decrease in the average interest rates in 2003 and 2004 reflects the general decline during those periods in the interest rates prevailing in the Banking Group’s principal markets. Exceptions to that trend can be explained by the currency mix in which the assets/liabilities of the Banking Group are denominated. The table below shows the trend in interest rate levels for each of these markets between 2002 to 2004:

	% (a)
				Variation
	2002	2003	2004	2003/2002	2004/2003

Discount with the European Central Bank	2.250	2.288	2.000	0.038	(0.288)
Euro	3.321	2.353	2.106	(0.968)	(0.247)
British sterling	4.059	3.767	4.628	(0.292)	0.861
U.S.dollar	1.815	1.230	1.637	(0.585)	0.407
Japanese yen	0.077	0.058	0.052	(0.019)	(0.006)

(a)	The interest rates for the main currencies presented above are based on the monthly averages of three-month interest rates.
(2)	In 2004, the increase in “Deposits with banks – International” reflects the increased activities of the Group in the international markets.
(3)
The unusually high average interest rates for “Trading account securities – International” reflects the trading activities of BES Investimento (Brazilian subsidiary) during each of these periods. The increase in “Trading account securities – Domestic” is mainly related to the purchase of Government treasury bills in 2004. See “Description of Assets and Liabilities – Investment, Trading and Equity Holdings Portfolios – Trading Securities”.

(4)	“Investment securities available for sale” includes marketable securities, which do not bear interest but may instead generate dividends.

Back to Contents

(5)
“Other interest-earning assets” includes investments in other equity holdings and securities held to maturity. The interest income generated in 2004 by these assets includes dividends in the amount of euro 17.6 million. At each of December 31, 2002, 2003 and 2004, the Banking Group’s investments in securities held to maturity consisted primarily of securities held by BES’ New York branch, BESI and ES Bank (See “- Description of Assets and Liabilities – Investment, Trading, and Equity Holdings Portfolio – Equity Holdings Portfolio” for more detailed information on the Group’s equity holdings).

In 2003, the average interest rate for “Other Interest-Earnings Assets – International” increased mainly due to the dividends received from Bradesco, while the average balance decreased as a result of the reduction in portfolios of the Banking Group held to maturity.

(6)	“Non-interest-earning assets” comprise:

	2002	2003	2004

	(% of total)
Accounts receivable and prepayments	13	29	38
Cash and due from banks (a)	24	17	16
Overdue loans	14	13	14
Fixed assets	19	22	11
Accrued interest income	6	5	5
Participation units	4	1	1
Other	20	13	15

Total	100	100	100

(a)	Consists mainly of deposits with the Bank of Portugal.

The significant increase in “Non-interest-earning assets” in 2003 and 2004 reflects: (i) actuarial losses suffered in connection with pension plans (under Portuguese GAAP, such losses are recorded as a deferred cost in Other assets), and (ii) the implicit interest expense resulting from the issuance of zero-coupon bonds (according to Bank of Portugal rules, the maturity value of a zero- coupon bond (as opposed to the issue price) should be recorded as a liability and the implicit interest on the bond should be recorded as a receivable). Both these items are recorded under “Accounts receivable and prepayments” in the above table.

(7)
The principal components of “Short-term borrowings” are overdrafts, securities sold under repurchase agreements and interbank borrowings (see “Description of Assets and Liabilities – Short-term Borrowings”).

(8)
“Long-term borrowings – Domestic” includes corporate bonds and subordinated corporate bonds, while “Long-term borrowings – International” consists mainly of the Euro Medium Term Notes Program of BES Finance, under which euro 5.3 billion was outstanding at December 31, 2004 (compared to euro 4.2 billion at December 31, 2003) as well as ESFG convertible bonds issued in November 2001 (euro 200.0 million) and February 2002 (euro 110.0 million) and euro 120.0 million of ESFIL Floating Rates Notes issued in November 2003. In 2003 and 2004, “Long-term borrowings-International” increased significantly due to the issuance of zero coupon and other senior corporate bonds by BES’s Cayman Islands branch. Please refer to Note15 to the Consolidated Financial Statements for additional information on outstanding long-term borrowings.

(9)	“Non-interest-bearing liabilities” comprise:

	2002	2003	2004

	(% of total)
Minority interests (a)	22	30	30
Allowance for non-performing loans	19	21	19
Other loan allowances and pension reserve	15	17	18
Accrued interest expense and deferred income	16	10	9
Accounts payable and accruals	4	2	5
Other	24	20	19

Total	100	100	100

(a)	Minority interest included the following non-cumulative guaranteed preference shares:

	2002	2003	2004

	(euro millions)
BES Overseas Ltd. (“BESOL”) (US$ 250 million) (redeemed in 2003)	238.9	–	–
Espírito Santo Overseas Ltd. (“ESOL”) (US$ 250 million) (redeemed in 2003 and 2004)	239.0	119.5	–
ESFG Overseas Ltd.	281.2	278.0	275.1
BES Finance Ltd	–	450.0	600.0

	759.1	847.5	875.1

Back to Contents

(10)
“Net interest margin” represents net interest income as a percentage of average total interest-earning assets. For the purposes of this calculation, interest income and interest expense are classified as domestic or international based on the domicile of customers and the deposit location. Because the Banking Group accepts funds from outside Portugal to finance lending to Portuguese residents, the interest expense payable on deposits from non-Portuguese customers is classified as international while the interest income generated by the related loan inside Portugal is classified as domestic. As a result, such transactions affect the calculation of both the domestic and international interest margins. The following table presents the net interest margin adjusted to eliminate this effect:

	December 31,
	2002			2003			2004
			Yield &			Yield &			Yield &
	Average		Margin	Average		Margin	Average		Margin
	balance	Interest	%	balance	Interest	%	balance	Interest	%

	(euro millions, except percentages)
Domestic
Interest-earning assets	24,902.0	1,369.2	5.50	25,457.1	1,184.3	4.65	26,811.5	1,123.2	4.19
Interest-bearing liabilities	(16,912.1)	(432.9)	(2.56)	(16,526.0)	(351.6)	(2.13)	(14,563.5)	(284.5)	(1.95)
Transfer to international	(6,652.4)	(266.8)	(4.01)	(10,150.0)	(249.7)	(2.46)	(13,512.2)	(414.8)	(3.07)
Non-interest-earning assets	4,033.4	–	–	4,607.0	–	–	4,567.5	–	–
Equity & non-interest-bearing liabilities	(5,053.7)	–	–	(5,868.9)	–	–	(6,749.9)	–	–

Margin		669.5	3.67		583.0	3.81		423.9	3.19

International
Interest-earning assets	11,685.2	518.5	4.44	12,925.5	487.5	3.77	13,782.6	513.9	3.73
Interest-bearing liabilities (a)	(18,654.8)	(631.8)	(3.39)	(20,594.7)	(576.9)	(2.80)	(23,848.2)	(638.3)	(2.68)
Transfer from domestic	6,652.4	266.8	(4.01)	10,150.0	249.7	(2.46)	13,512.2	414.8	(3.07)
Non-interest-earning assets	–	–	–	–	–	–	–	–	–

Margin		153.5	0.84		160.3	0.69		290.4	1.06

Total margin		823.0	2.25		743.3	1.94		714.3	1.76

(a)
The increase in interest-bearing liabilities from 2002 to 2004 mainly reflects the issuance of Euro Medium Term Notes in the international capital markets, the proceeds from which were employed in the domestic market. In 2003 and 2004, the issuance of senior corporate bonds in the international markets also contributed to the increase of “Interest-bearing liabilities – International”.

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

	2002/2003				2003/2004
	Increase/(decrease) due to changes in:				Increase/(decrease) due to changes in:
	Average volume	Average rate	Average rate/volume	Net change	Average volume	Average rate	Average rate/volume	Net change

	(euro millions)
INTEREST-EARNING ASSETS

Deposits with banks:
Domestic	(2.8)	(7.2)	0.6	(9.4)	(6.5)	(5.8)	1.0	(11.3)
International	72.1	(23.9)	(21.8)	26.4	5.8	16.3	(11.5)	10.6

Trading account securities:
Domestic	2.6	0.3	0.3	3.2	13.3	(0.9)	(2.4)	10.0
International	(28.8)	(19.0)	5.7	(42.1)	21.6	(29.2)	(11.7)	(19.3)

Investment securities available for sale:
Domestic	(3.3)	(3.9)	0.6	(6.6)	1.1	2.2	0.1	3.4
International	7.7	19.5	1.4	28.6	11.4	11.6	0.9	23.9

Loans to customers:
Domestic	37.3	(202.6)	(6.3)	(171.6)	45.2	(115.3)	2.9	(67.2)
International	(34.1)	(20.1)	3.7	(50.5)	9.9	6.9	(0.3)	16.5

Other interest-earning assets:
Domestic	0.4	(0.8)	(0.1)	(0.5)	0.2	3.7	0.1	4.0
International	(6.4)	16.4	(3.4)	6.6	0.5	(5.7)	(0.1)	(5.3)

Total
Domestic	34.2	(214.2)	(4.9)	(184.9)	53.3	(116.1)	1.7	(61.1)
International	10.5	(27.1)	(14.4)	(31.0)	49.2	(0.1)	(22.7)	26.4

	44.7	(241.3)	(19.3)	(215.9)	102.5	(116.2)	(21.0)	(34.7)

Back to Contents

	2002/2003				2003/2004
	Increase/(decrease) due to changes in:				Increase/(decrease) due to changes in:
	Average volume	Average rate	Average rate/volume	Net change	Average volume	Average rate	Average rate/volume	Net change

	(euro millions)
INTEREST-BEARING LIABILITIES

Deposits from banks:
Domestic	(1.6)	(2.8)	0.5	(3.9)	(1.3)	1.3	(0.3)	(0.3)
International	(6.8)	(29.6)	2.3	(34.1)	(0.7)	2.4	2.1	3.8

Demand deposits:
Domestic	3.5	(24.1)	(1.6)	(22.2)	0.8	(12.3)	(0.1)	(11.6)
International	0.9	(2.2)	(0.3)	(1.6)	0.1	(0.1)	0.1	0.1

Time deposits:
Domestic	(13.5)	(35.9)	2.7	(46.7)	(44.7)	(0.7)	(0.1)	(45.5)
International	18.6	(13.6)	(1.5)	3.5	42.3	(15.6)	(4.1)	22.6

Short-term borrowings:
Domestic	(4.4)	(6.9)	1.2	(10.1)	(3.7)	(2.3)	0.7	(5.3)
International	–	(17.5)	(0.1)	(17.6)	(0.7)	(3.9)	1.3	(3.3)

Long-term borrowings:
Domestic	(0.6)	2.0	0.2	1.6	24.4	(8.4)	(20.4)	(4.4)
International	61.0	(55.3)	(10.8)	(5.1)	59.4	(17.7)	(3.5)	38.2

Total
Domestic	(16.6)	(67.7)	3.0	(81.3)	(24.5)	(22.4)	(20.2)	(67.1)
International	73.7	(118.2)	(10.4)	(54.9)	100.4	(34.9)	(4.1)	61.4

	57.1	(185.9)	(7.4)	(136.2)	75.9	(57.3)	(24.3)	(5.7)

Net interest income
Domestic	56.5	(152.7)	(7.4)	(103.6)	77.8	(93.7)	21.9	6.0
International	(38.4)	58.3	4.0	23.9	(51.2)	34.8	(18.6)	(35.0)

	18.1	(94.4)	(3.4)	(79.7)	26.6	(58.9)	3.3	(29.0)

Back to Contents

In 2004, net interest income decreased by euro 29.0 million due to (i) a negative interest rate effect of euro 58.9 million (interest income decreased by euro 116.2 million against a decrease in interest expense of euro 57.3 million), (ii) a positive volume effect of euro 26.6 million and (iii) a positive average rate/volume effect of euro 3.3 million. The reduction in interest income reflects a decrease in interest rates on loans to customers in accordance with market trends, but also reflects strong competition in some market segments, such as mortgage loans. The smaller decrease in interest expense resulted from the difficulty in reducing the interest rates paid on resources from customers due to the already historically low level of market interest rates. If the Banking Group had significantly reduced interest rates on deposits, it believes it may have been unable to maintain balanced growth in loans and deposits.

In 2003, net interest income decreased by euro 79.7 million, due to (i) a volume effect, with the increase in interest expense (mainly in the “Long term borrowings” and “Time deposits-international”) higher than the growth in interest income; and (ii) an interest rate effect, with the reduction in interest income (euro 215.9 million) being greater than the decrease in interest expense (euro 136.2 million).

Back to Contents

III	Description of Assets and Liabilities
The following discussion provides information with respect to the Banking Group’s investment, trading and equity holding portfolios, loan portfolio, deposits, return on equity and assets and short-term borrowings. The strategy of the Group in respect of its assets and liabilities is largely designed to limit the degree of interest rate and counterparty risk it bears in order to minimize the effect of such risks on profitability levels. (See “– Selected Statistical Information – Loan Portfolio”). Additional factors influencing the Group’s management strategy are the liquidity and solvency ratios established by the Bank of Portugal. (See “Item 5. Operating and Financial Review and Prospects – Liquidity and Solvency Ratios”).

Investment, Trading and Equity Holdings Portfolios
The trading securities and investment securities held by the Group (insurance and banking sectors) are as follows:

Trading securities
	December 31,

	2003	2004

	(euro millions)
Government agency debt securities	344.6	1,157.7
Corporate debt securities	62.9	33.9
Marketable equity securities	50.7	574.4

	458.2	1,766.0

Government agency debt securities for trading purposes include Portuguese government securities amounting to euro 677.4 million at December 31, 2004 (2003: euro 256.6 million). This increase was due to the use of the Group’s liquidity surplus generated by current activities to purchase Government treasury bills, which the Portuguese government started issuing again in 2004.

Investment securities
Investment securities are categorized as follows:

	December 31,

	2003	2004

	(euro millions)
Securities available for sale	7,893.4	8,158.1
Securities held to maturity	572.2	522.8

	8,465.6	8,680.9

Back to Contents

Securities available for sale
		Unrealized		Unrealized
	Historical	gains / (losses)	Carrying	gains not	Market
	cost	recorded	amount	recorded	Value

	(euro millions)
December 31, 2004
Government agency debt securities	809.9	1.2	811.1	17.2	828.3
Corporate debt securities	5,708.4	(123.0)	5,585.4	32.1	5,617.5
Marketable equity securities	1,846.7	(85.1)	1,761.6	16.9	1,778.5

	8,365.0	(206.9)	8,158.1	66.2	8,224.3

		Unrealized		Unrealized
	Historical	gains / (losses)	Carrying	gains not	Market
	cost	recorded	amount	recorded	Value

	(euro millions)
December 31, 2003
Government agency debt securities	893.7	17.9	911.6	1.0	912.6
Corporate debt securities	5,597.3	(139.3)	5,458.0	0.6	5,458.6
Marketable equity securities	1,651.4	(127.6)	1,523.8	14.9	1,538.7

	8,142.4	(249.0)	7,893.4	16.5	7,909.9

Securities held to maturity
		Unrealized		Unrealized
	Historical	losses	Carrying	gains not	Market
	cost	recorded	amount	recorded	Value

	(euro millions)
December 31, 2004
Government agency debt securities	485.9	(1.4)	484.5	3.4	487.9
Corporate debt securities	38.3	–	38.3	–	38.3

	524.2	(1.4)	522.8	3.4	526.2

		Unrealized		Unrealized
	Historical	losses	Carrying	gains not	Market
	cost	recorded	amount	recorded	Value

	(euro millions)
December 31, 2003
Government agency debt securities	529.3	(1.3)	528.0	3.0	531.0
Corporate debt securities	44.2	–	44.2	–	44.2

	573.5	(1.3)	572.2	3.0	575.2

Back to Contents

The development of “Unrealized gains and losses” was recorded as follows:

	Year ended December 31,
	2002	2003	2004

	(euro millions)
At beginning of year	278.1	432.2	250.3
Regulation no. 4/2002 (through equity)	4.8 (1)	0.7 (1)	0.8
Exchange differences and others	(0.4)	(10.1)	2.2
Transfers	23.3	(1.7)	2.1
Unrealized gains on securities recognized by the insurance subsidiaries to shareholders’ equity	–	(11.0)	(4.1)
Charge for the year	286.2	125.5	86.0
Write-back for the year	(109.5)	(163.3)	(64.7)
Write-offs	(50.3)	(122.0)	(64.3)

At end of year	432.2	250.3	208.3

(1)
Additionally in 2002 – 2003 and in accordance with Regulation no.4/2002, a charge of euro 1.1 million and a release of euro 1.3 million were respectively taken on the statement of income and included under the write-back for the year.

The maturities of debt securities held by the Group are as follows:

	December 31, 2004
	Securities available for sale		Securities held to maturity
	Cost	Market value	Cost	Market value

	(euro millions)
Due within one year	375.1	372.3	92.1	92.2
Due from one to five years	2,281.2	2,290.0	428.2	430.2
Due from five to ten years	2,648.7	2,650.1	3.8	3.7
Due after more than ten years	1,213.3	1,133.4	0.1	0.1

	6,518.3	6,445.8	524.2	526.2

	December 31, 2003
	Securities available for sale		Securities held to maturity
	Cost	Market value	Cost	Market value

	(euro millions)
Due within one year	638.0	638.0	96.3	96.5
Due from one to five years	1,913.0	1,910.3	460.7	462.2
Due from five to ten years	2,775.0	2,769.3	16.3	16.3
Due after more than ten years	1,165.0	1,053.6	0.2	0.2

	6,491.0	6,371.2	573.5	575.2

Back to Contents

Investment portfolio

Under current Bank of Portugal guidelines, investment securities are defined as securities that will not be traded for a period of six months from the date of acquisition. The following tables present the book and market value of investment securities held by the Banking Group at December 31, 2002, 2003 and 2004.

	December 31,
	2002	2003	2004

	(euro millions)
Domestic:
Available-for-sale:
Government agency debt securities – Portuguese issuers	79.7	13.6	7.6
Government agency debt securities – Other issuers	10.0	10.6	9.0
Corporate debt securities	174.7	311.1	182.2
Marketable equity securities:
Shares and other variable income securities	381.0	407.5	403.1
Trade investments	74.1	67.6	66.2
Held-to-maturity:
Government agency debt securities	1.3	0.3	–

Total domestic	720.8	810.7	668.1

International:
Available-for-sale:
Government agency debt securities – Foreign issuers	314.7	58.9	56.4
Corporate debt securities	2,586.3	2,950.4	3,489.3
Subordinated debt
Marketable equity securities:
Shares and other variable income securities	120.5	144.3	96.6
Trade investments	57.9	61.5	64.2
Held-to-maturity: (1)
Government agency debt securities-Foreign issuers	724.3	529.3	485.9
Corporate debt securities	79.3	44.2	38.3

Total international	3,883.0	3,788.6	4,230.7

Total cost of acquisition (2)	4,603.8	4,599.3	4,898.8
Less: Gross unrealized losses (2)	(213.1)	(167.6)	(115.3)

Total book value	4,390.7	4,431.7	4,783.5

Total market value	4,445.8	4,463.8	4,832.7

(1)
In each of 2002, 2003 and 2004, securities classified as “International-Held-to-maturity” comprized the investment portfolios of BES’s New York branch (euro 664.8 million, euro 475.5 million and euro 442.3 million, respectively), ES Bank (euro 112.7 million, euro 98.0 million and euro 64.0 million, respectively), and BESI (euro 19.6 million in 2002).

(2)
According to Portuguese GAAP, investment securities available for sale are carried at the lower of cost or market (or estimated market) value. Unrealized losses are fully provided for in the income statement, and unrealized gains are not recognized. The difference between cost and nominal value (premium or discount) is amortized over the term of the security.

At December 31, 2004, government agency debt securities represented 11.4% of the investment portfolio (compared with 13% at December 31, 2003) and corporate debt securities represented 75.8% (compared with 72% at December 31, 2003). The change in the composition of the portfolio reflects the evolution of both interest rates and credit spreads during 2003 and 2004. The extremely low interest rate levels during 2003 and 2004 induced investors to shift from pure interest rate risk securities into credit risk instruments with the objective of increasing their yield and benefiting from the tightening of credit spreads.

Back to Contents

Except as indicated in the table below, at December 31, 2002, 2003 and 2004, the Banking Group’s investment portfolio did not include securities of any single issuer with a book value exceeding 10% of the Banking Group’s shareholders’ equity, including minority interests:

	December 31,
	2002		2003		2004
		Market		Market		Market
	Book value	value	Book value	value	Book value	value

	(euro millions)
US Treasury	653.3	653.2	488.7	491.7	532.1	534.0
Rock Ltd. (1)	179.5	176.8	253.9	254.1	–	–

(1)
This issuer is a variable interest entity named Repackage Offshore Collateralized Kredit (Rock) Limited. The notes issued by this entity have the following underlying risks and collateral: (i) bonds issued by financial institutions, (ii) a class D Note issued by Lusitano CDO nº 1 PLC (first loss piece of a collateralized debt obligation transaction executed by the BES Group), and (iii) a basket of six credit-default swaps. The valuation of these notes and their capital allocation are based on the estimated market value of the collateral. In 2004, the Rock Ltd securities were redeemed prior to their stated maturity date.

The following table categorizes the acquisition cost of the Banking Group’s investment securities portfolio by maturity and presents the weighted average yield for each maturity range and each category of investment security within each maturity range as of December 31, 2004:

	December 31, 2004 (1)
	1 year or less		1 to 5 years		5 to 10 years		Over 10 years		Undetermined		Total
	euro	Yield	euro	Yield	euro	Yield	euro	Yield	euro	Yield	euro	Yield
	millions	(%)	millions	(%)	millions	(%)	millions	(%)	millions	(%)	millions	(%)

Domestic:
Available-for-sale:
Government agency debt securities – Portuguese issuers	0.9	5.38%	4.4	3.63%	2.3	5.43%	–	–	–	–	7.6	4.38%
Government agency debt securities – Other issuers	8.4	5.50%	0.6	6.70%	–	–	–	–	–	–	9.0	5.58%
Corporate debt securities	46.5	3.43%	87.3	4.57%	47.5	2.62%	0.9	–	–	–	182.2	3.75%
Marketable equity securities: (2)
Shares and other variable income securities	–	–	–	–	–	–	–	–	403.1	–	403.1	–
Trade investments	–	–	–	–	–	–	–	–	66.2	–	66.2	–
Held-to-maturity:
Government agency debt securities – Foreign issuers	–	–	–	–	–	–	–	–	–	–	–	–
Corporate debt securities	–	–	–	–	–	–	–	–	–	–	–	–

Total domestic	55.8	3.77%	92.3	4.54%	49.8	2.75%	0.9	–	469.3	–	668.1	1.15%

	December 31, 2004 (1)
	1 year or less		1 to 5 years		5 to 10 years		Over 10 years		Undetermined		Total
	euro	Yield	euro	Yield	euro	Yield	euro	Yield	euro	Yield	euro	Yield
	millions	(%)	millions	(%)	millions	(%)	millions	(%)	millions	(%)	millions	(%)

International:
Available-for-sale:
Government agency debt securities – Foreign issuers	4.4	4.25%	42.4	2.63%	5.7	2.26%	3.9	5.64%	–	–	56.4	2.93%
Corporate debt securities	185.9	3.24%	1,207.1	2.53%	1,605.8	2.57%	490.5	2.85%	–	–	3,489.3	2.63%
Marketable equity securities: (2)
Shares and other variable income securities	–	–	–	–	–	–	–	–	96.6	–	96.6	–
Trade investments	–	–	–	–	–	–	–	–	64.2	–	64.2	–
Held-to-maturity:
Government agency debt securities – Foreign issuers	79.4	5.76%	402.6	5.07%	3.8	4.12%	0.1	5.50%	–	–	485.9	5.18%
Corporate debt securities	12.7	3.35%	25.6	3.93%	–	–	–	–	–	–	38.3	3.74%

Total international	282.4	3.97%	1,677.7	3.16%	1,615.3	2.57%	494.5	2.87%	160.8	–	4,230.7	2.84%

Total cost of acquisition	338.2	3.94%	1,770.0	3.24%	1,665.1	2.58%	495.4	2.87%	630.1	–	4,898.8	2.61%

(1)	All interest rates are nominal rates.
(2)	Shares and other variable income securities receive dividends and do not generate interest income.

Back to Contents

Trading portfolio
Trading securities are securities that either have original maturities of, or are held for sale for, less than six months. The following table presents the book value along with the historical acquisition cost of the Banking Group’s trading securities at December 31, 2002, 2003 and 2004. The book value of a security is determined on the basis of its market value at the end of the period (in the case of securities listed on a stock exchange) or on the basis of its fair value (in the case of unlisted securities).

	December 31,

	2002		2003		2004

	Cost of		Cost of		Cost of
	acquisition	Book value	acquisition	Book value	acquisition	Book value

	(euro millions)
Listed securities:
Government agency debt securities (1)	76.5	77.0	325.6	327.3	209.4	219.3
Corporate debt securities	61.6	60.5	45.7	42.9	12.3	11.4
Marketable equity securities (2)	232.7	227.5	33.2	37.3	87.0	91.8

	370.8	365.0	404.5	407.5	308.7	322.5

Non-listed securities:
Government agency debt securities (1)	8.6	8.6	17.3	17.3	932.9	938.4
Corporate debt securities	23.4	23.4	19.9	20.0	21.1	22.5
Marketable equity securities (2)	5.7	5.7	12.5	13.4	482.6	482.6

	37.7	37.7	49.7	50.7	1,436.6	1,443.5

Total	408.5	402.7	454.2	458.2	1,745.3	1,766.0

(1)
“Government agency debt securities” increased in 2003 and 2004 due to the acquisition of Portuguese Treasury Bills. See “Description of Assets and Liabilities – Investment, Trading and Equity Holdings Portfolios – Trading Securities”.

(2)	“Marketable equity securities” includes participation units of investment funds. The increase in 2004 is due to securities purchased, which will be subsequently sold to customers.

At December 31, 2004, the Banking Group’s trading portfolio did not include securities of any single issuer with a book value exceeding 10% of the Banking Group’s shareholders’ equity, including minority interests.

Back to Contents

Equity Holdings Portfolio
The Banking Group has minority interests in non-consolidated and non-associated companies (see detailed information in Note 7 to the Consolidated Financial Statements). These investments relate to strategic alliances (as in the case of Portugal Telecom Group), cross-participations (in the case of Bradesco) and other long term interests in banks (Banque Marocaine du Commerce Exterieur (“BMCE bank”)).

The following table presents the book value, along with the historic acquisition cost, of the Banking Group’s portfolio of investments in other equity holdings:

	December 31,

	2002	2003	2004

	(euro millions)
Cost of acquisition	838.5	844.4	888.3
Less: allowances	(30.1)	(44.9)	(14.7)

Book value	808.4	799.5	873.6

Fair value (1)	422.0	693.5	835.4

(1)
Includes securities accounted for under the “equity method”. Fair value for the listed companies represents the quoted market price as at December 31, and for the unlisted companies the estimated market price calculated based on market assumptions.

At December 31, 2004, the only investments in other equity holdings that represented more than 10% of the Banking Group’s shareholders’ equity were the BES Group’s investments in Portugal Telecom, which had a book value of euro 327.2 million at December 31, 2004 (euro 312.6 million at December 31, 2003) and a fair value of euro 306.1 million at December 31, 2004 (euro 269.7 million at December 31, 2003), and in PT Multimédia, which had a book value of euro 286.4 million and a fair value of euro 236.0 million at that date (euro 270.5 million and euro 196.5 million, respectively, at December 31, 2003).

Under Portuguese GAAP, these investments used to be booked at acquisition cost. In order to reflect the unrealized losses associated with these investments in the financial statements, the Bank of Portugal issued Regulation no. 4/2002 in 2002 relating to investments in other equity holdings (see Notes 2 and 7 to the Consolidated Financial Statements for more detailed information).

In accordance with SFAS 115, for U.S. GAAP purposes all securities are carried at market value. Changes in the value of trading securities are reflected in income and temporary changes in the value of other securities considered “available for sale” are reflected in shareholders’ equity. Declines in the fair value of securities available for sale that are not merely temporary are considered impaired and reflected in income (see Note 36 to the Consolidated Financial Statements for more detailed information).

Loan Portfolio
As of December 31, 2004, the Banking Group’s loan portfolio net of loan losses provisions was euro 28,722.8 million (compared with euro 26,770.0 million at December 31, 2003 and euro 26,416.9 million at December 31, 2002), or approximately 62.3% of the Banking Group’s total consolidated assets (compared with 62% at December 31, 2003 and 63.8% at December 31, 2002).

The total gross domestic loan portfolio on December 31, 2004 amounted to euro 24,899.4 million and was distributed among the following principal business sectors: real estate – mortgage, 32%; construction and public works, 11%; wholesale and retail, 10%; real estate – construction, 8%; services provided to companies, 7%; installment loans to individuals, 6%; transport and communications, 3%; textile and clothing, 2%. No other sector accounted for 2% or more of domestic loans at December 31, 2004. Although the Banking Group’s has customers in all geographic areas of Portugal, its customers are concentrated in the central and northern areas of the country, where the main industries and services are located. At December 31, 2004, international loans amounted to euro 4,655.7 million and were distributed across the following principal business sectors: investment management, 17%; real estate – construction, 11%; commercial, 11%; services provided to companies, 9%; real estate – mortgage 8%; construction and public works, 7%; transports and

Back to Contents

communications, 4%; installment loans to individuals, 3% and agriculture, 2%. The Banking Group’s policy is to maintain a balanced and diversified loan portfolio and to avoid excessive concentration.

The growth of the Banking Group’s loan portfolio over the past several years is a result of its strategy to capture a higher share of the private market, primarily in real estate mortgages and commercial loans, and its focus on small and medium corporations. Through 2000, the Banking Group also benefited from the continued growth of the Portuguese economy. In 2000, Portugal’s GDP grew at a rate of 3.7%. However, the Portuguese economy began slowing down in 2001, with GDP growth rates of 1.7%, 0.4%, -1.3% and 1.1% in 2001, 2002, 2003 and 2004, respectively. Despite an adverse economic environment in both Portugal and internationally the Group’s loan portfolio grew by 6.8% in 2004 (1.4% in 2003 and 4% in 2002). At December 31, 2004 the total outstanding related to securitization transactions was euro 3,193.0 million of which 1,187.0 million related to the securitization of mortgage loans carried-out during 2004.

Approximately 16.2% of the total Group loans are extended to non-resident customers. These loans mainly have been granted through the BES Group’s overseas branches (London, New York, Cayman Islands and Madeira-offshore) and the Group’s subsidiaries outside of Portugal (Spain, France, Switzerland, Ireland, Macau, Panama and USA). Most of the Group’s trade finance lending is conducted through these entities.

At December 31, 2004, the Group’s six largest loans represented in aggregate 7.0% of the total gross loans. These loans are current as to the payment of the principal and interest.

Three of these loans are to Portuguese groups whose main activities relate to the construction of large public works and real estate in the middle/high-end residential segment. One loan is to a Portuguese group active in cement production and pulp manufacturing, and another is to the E.S. International companies (the non-financial arm of the Espírito Santo group of companies. – See Item 7. “Major Shareholders and Related Party Transactions for additional information on this loan”). The sixth loan is to a privately owned special purpose entity, whose principal purpose is to invest in national and international securities. The loan is overcollaterized by those securities. The portfolio of securities includes shares listed in OECD stock exchanges, debt securities issued by sovereign or blue chip companies and unlisted shares of ESFG Group’s related parties.

The Bank of Portugal has adopted special procedures for monitoring the Group’s exposure to entities defined as “large risks” for Portuguese regulatory purposes. These procedures apply to the Group’s eligible net exposure under loans, guarantees, securities and other assets. Large risks are defined as exposures that individually exceed 10% of the Group’s “Own Funds” (defined as eligible total Tier I and Tier II capital). In addition, on a consolidated basis, the Group’s total exposure to any one customer may not surpass 25% of the Group’s Own Funds, and the aggregate amount of risk assets may not exceed twelve times the amount of the Group’s Own Funds. At December 31, 2004, the Group’s loans complied with these requirements. Large risk assets totaled euro 3.3 billion at December 31, 2004 and included loans, debt and equity securities and guarantees.

As noted above, the Bank continues to develop its lending policies and practices to facilitate the management and control of its credit risks in light of the changing economic environment that has characterized the Portuguese market in recent years. The Bank has a Credit Committee, which meets on a daily basis, and a Credit Risk Analysis Committee (“CRAC”). The Credit Committee’s main function is the approval of all credit transactions that are not under the credit approval powers delegated to the different functional levels within the Bank and its subsidiaries. The Credit Committee is composed of the Executive Board Members and the heads of the different commercial departments and business units, as well as a representative of the Risk Department. In addition, regional managers analyze the risk inherent in the BES Group’s loan portfolio, follow “watch list” customers, recommend management policies and deal with situations where a customer defaults on its payments when they become due. The key elements of the credit review process are: analysis of customer business activity and each sector in which the Bank is involved; diversification of the loan portfolio by sector with lending policies designed to manage the particular risks within each sector; reduction of the BES Group’s loan exposure to identified problematic sectors; and monthly analysis of the overall credit risk. The Bank’s management examines the monthly and quarterly analysis of the loan portfolio and its risk profile created by the Global Risk Department, based on the

Back to Contents

monitoring procedures described above, as well as semi-annual meetings of the CRAC with the business areas at which potential problem loans and troubled debt restructurings are discussed. The Recovery Loans Department also produces reports regarding overdue loans. The gathering of this information helps the Bank’s management to determine which allowances are necessary and appropriate to cover potential quality problems. The risk assessment analysis is comprized of three components: (a) a qualitative analysis of the borrower; (b) an economic and financial risk assessment based on quantitative results, focused primarily on the borrower’s financial statements and annual reports; and (c) a measure of the applicable industry risk.

The risk inherent in the BES Group’s corporate loan portfolio is determined based on the internal rating systems used by the BES Group. This system is currently being adapted in light of the Basle Committee’s recommendations on the basis of the proposed New Capital Accord, and on international rating agencies’ practices. For more information on the Basle Committee and the New Capital Accord, see “ – Supervision and Regulation – Supervision and Regulation in Portugal – Capital Adequacy Requirements”.

During 2004, all rating and scoring models under development were completed to cover all the Group’s portfolios. These models now play a key role in the technical analysis of risk and in the approval process and in credit risk control procedures. BES Group internal systems fall into two large categories according to their specific characteristics in terms of development and use: (i) internal rating models for corporate credit portfolios and (ii) internal scoring models for individual customers credit portfolios. For corporate portfolios and medium-sized companies, the Group uses statistical rating models, which combine financial information with qualitative data. In the small businesses segment, ratings are determined not only based on financial and qualitative analysis, but also based on the track record of behaviour of the company and partners. For large companies, institutional clients, financial institutions, municipalities and specialized finance namely, project and leveraged finance, credit ratings are assigned by a rating board. To assign internal risk ratings, the board, organized by industry sectors, uses models that include quantitative and qualitative variables strongly dependent on the customer’s industry sector, with benchmarks aligned with those used by one of the main international rating agencies. Rating models were specifically designed to quantify the risk inherent in the financing of real estate projects and large companies. These models use quantitative, technical and qualitative variables and are applied by a specialized team. Regarding the internal scoring models for individual customers, behavioural models were built to measure the assets, risk profile in the portfolio, as well as a full range of origination scorings for the portfolio of individual customers, whose ratings reflect default probability. The models’ discriminating and predictive capacity is subject to analysis and monitoring. Internal ratings as well as risk analysis not only play an important role in the loan approval process, but are also used for monitoring the inherent risks of the loan portfolio on an ongoing basis as well as in connection with pricing decisions and in determining the risk-adjusted return of the BES Group’s segments and commercial units.

The Group requires collateral for most loans (corporate, project finance, structured finance, real estate, mortgages, consumer, etc.), especially loans with maturities over 180 days. In the case of loans extended to subsidiaries, a guarantee by the parent in an amount equivalent to the amount of the loan is almost always required. In addition, project finance transactions are secured by mortgages on assets and financial covenants (ownership clause, debt to equity ratios, debt service cover ratios, cash reserves account, hedging strategies, etc).

If a loan is secured by a mortgage, the underlying real estate is subject to an independent appraisal, and the loan-to-value (“LTV”) ratio may not exceed 90%. Qualitative factors such as the average outstanding loan balance for the account, and the profession and marital status of the borrower are also taken into consideration.

The Banking Group holds for sale numerous small properties recovered from customers who defaulted on their loans. These properties are recorded as real estate held for disposal at the lower of cost or market, based on judicially arranged public auctions and negotiated settlements at the time of legal foreclosure. If the properties are not sold within five years, the total value of such properties is deducted from the Group’s Own Funds. The aggregate acquisition cost for such properties at December 31, 2004 was euro 150.8 million, compared with euro 82.6 million at December 31, 2003. At December 31, 2004, the current market value of

Back to Contents

these properties was estimated to be euro 15.1 million less than their acquisition cost (compared with euro 10.9 million at December 31, 2003). This amount has been fully provided for by the Group.

Net Loans to Customers
The breakdown of the Banking Group’s lending by category of borrower/business sector is set out in the tables below. Figures for domestic and international are based on the domicile of the customer.

	December 31,
	2000	2001	2002	2003	2004

	(euro millions)
Domestic:
Commercial (1)	8,435.5	9,261.2	10,737.8	11,156.5	11,551.3
Financial	64.2	122.0	86.3	29.6	279.3
Agricultural	214.2	203.7	231.9	250.4	260.3
Real estate – Construction	633.1	890.9	1,115.2	1,393.9	1,812.3
Real estate – Mortgage (2)	7,092.6	8,245.7	7,911.9	8,145.4	7,965.1
Instalment loans to individuals (3)	1,890.6	1,850.2	1,131.1	1,227.9	1,654.4
Lease financings	894.5	1,058.3	1,760.2	1,004.9	1,373.8

Total domestic (gross)	19,224.7	21,632.0	22,974.4	23,208.6	24,896.5

Allowance for loan losses:
Specific allowance	(296.7)	(301.1)	(348.5)	(411.7)	(454.9)
Category risk allowance	(232.3)	(246.0)	(307.5)	(257.9)	(283.7)

Total allowances	(529.0)	(547.1)	(656.0)	(669.6)	(738.6)

Total domestic (net)	18,695.7	21,084.9	22,318.4	22,539.0	24,157.9

International:
Commercial (1)	639.4	468.6	645.6	505.2	481.5
Financial	979.7	828.7	558.5	209.2	98.5
Industrial	689.2	714.0	610.3	442.0	575.5
Governments and official institutions	28.7	23.0	14.6	11.0	28.3
Other loans (4)	2,065.1	2,371.5	2,396.1	3,214.1	3,471.9

Total international (gross)	4,402.1	4,405.8	4,225.1	4,381.5	4,655.7

Allowance for loan losses:
Specific allowance	(34.6)	(29.1)	(38.0)	(43.3)	(12.4)
Category risk allowance	(29.2)	(42.2)	(76.1)	(66.5)	(67.8)
Sovereign and other risks allowance	(32.8)	(19.0)	(12.5)	(40.7)	(10.6)

Total allowances	(96.6)	(90.3)	(126.6)	(150.5)	(90.8)

Total international (net)	4,305.5	4,315.5	4,098.5	4,231.0	4,564.9

Total gross loans to customers	23,626.8	26,037.8	27,199.5	27,590.1	29,552.2
Total allowances for loan losses	(625.6)	(637.4)	(782.6)	(820.1)	(829.4)

Total net loans to customers as per financial statements	23,001.2	25,400.4	26,416.9	26,770.0	28,722.8

Off-balance sheet items:
Guarantees provided: (5)
Domestic	3,025.3	3,148.1	3,365.8	3,941.2	4,236.4
International	1,070.5	1,168.9	1,119.9	753.4	651.6

Total guarantees	4,095.8	4,317.0	4,485.7	4,694.6	4,888.0

(1)
The following table sets forth the percentage of loans by business sector included in the “Domestic-Commercial” category. Loans granted to borrowers in other business sectors individually represented less than 3% of the total loans included in this category.

Back to Contents

	December 31,
	2003	2004

Construction/public works	18%	22%
Wholesale/retail trade	20%	19%
Services provided to companies	12%	14%
Transports and communications	6%	6%
Tourism	3%	4%
Food, beverages and tobacco	3%	3%
Textiles and clothing	3%	3%
(2)
At December 31, 2004, this item mainly comprized loans granted by BES in the amount of euro 4,455.8 million (compared with 4,611.7 million at December 31, 2003) and by BIC in the amount of euro 3,402.2 million (compared with 3,443.5 million at December 31, 2003), respectively.

During 2004, the Banking Group carried out a securitization transaction of mortgage loans in the amount of euro 1,200 million (in each of 2003 and 2002: euro 1,000 million) (see Notes 6 and 35 to the Consolidated Financial Statements for more detailed information).

(3)
At December 31, 2004, this item mainly comprized loans granted by BES, BIC and Crediflash in the amount of euro 926.9 million (compared with euro 755.0 million at December 31, 2003), euro 410.4 million (compared with euro 311.6 million at December 31, 2003), and euro 129.9 million (compared with euro 124.0 million at December 31, 2003), respectively. At December 31, 2002, this item also included loans granted by Credibom in the amount of euro 477.1 million in 2003. However, in 2003, the Group sold 45% of the share capital of this entity, keeping a 15% stake which was subsequently sold in 2004. Therefore its assets and liabilities have been excluded from the consolidated financial statements since December 31, 2003.

(4)	The 2001 growth is due principally to loans granted to several privately owned companies, whose activity consists mainly of trading in securities listed on OECD stock exchanges.

The following table breaks down the loans included in this category by business sector as of the dates indicated. Loans granted to borrowers in other business sectors individually represented less than 3% of the total loans included in this category:

	December 31,
	2003	2004

Investment management	24%	23%
Real estate construction	18%	14%
Services provided to companies	3%	12%
Real estate mortgage	10%	11%
Construction and public works	5%	9%
Transport and communications	10%	6%
(5)	The following table shows the growth of guarantees compared with the growth of all loans during the years 2000 through 2004:

	2000	2001	2002	2003		2004

Gross loans to customers	28.3%	10.2%	4.5%	1.7%		7.1%
Guarantees	25.2%	5.4%	3.9%	(1.6%	)	4.1%

In accordance with instructions from the Bank of Portugal, “Guarantees – International” includes the guarantees given to ESOL’s, BESOL’s and ESFG Overseas Ltd.’s preference shareholders until December 31, 2002. At December 31, 2003, this item included only guarantees granted to ESOL’s and ESFG Overseas Ltd.’s preference shareholders, since BESOL’s preference shares had been redeemed and at December 31, 2004 it included only guarantees granted to ESFG Overseas Ltd., since ESOL’s outstanding preference shares had been redeemed in 2004. At December 31, 2004, guarantees in respect of the ESFG Overseas Ltd. preference shares amounted to euro 281.2 million (2003: 281.2 million) (See detailed information in Note 17 to the Consolidated Financial Statements).

As at December 31, 2004, guarantees in the amount of euro 4,236.4 million (December 31, 2003: euro 3,941.2 million) and the amount of euro 651.6 million (December 31, 2003: euro 753.4 million) had been granted by the Group to resident and to non-resident customers, respectively. The following table provides a breakdown of the major types of guarantees granted by the Group as of December 31, 2003 and 2004:

	December 31,
	2003	2004

Borrowings	22%	25%
Civil construction preformance bonds	13%	13%
Letters of credit	7%	10%
Customers guarantees	6%	6%
Value-added tax (VAT) guarantees	1%	2%

The Bank’s loss experience for the year with respect to guarantees was approximately 0.14% of the total amount outstanding for the year (compared with 0.17% in 2003).

Back to Contents

Maturity Distribution of Net Loans to Customers
As of December 31, 2004, 62.1% of the Banking Group’s gross loans had a maturity of one year or more (December 31, 2003: 61%). The high proportion of loans with maturities of one year or more reflects the Banking Group’s strategy described above under “– Loan Portfolio”. This strategy has led to a change in the composition of the loan portfolio toward loans with longer maturities, mainly as a result of the growth in real estate mortgages and a focus on investment management clients.

The following table sets forth the maturity profile of the Banking Group’s loans to customers by economic sector as of December 31, 2004:

	December 31, 2004
	3 months or less	3 to 6 months	6 months to 1 year	1 to 5 years	After 5 years	Undeter-mined (1)	Total gross loans	Allowances for loan losses (2)	Total net loans

	(euro millions)
Domestic:
Commercial (3)	3,882.3	2,078.2	1,015.2	2,507.3	1,773.4	294.9	11,551.3	(396.7)	11,154.6
Financial	203.2	46.3	19.4	9.4	1.0	–	279.3	–	279.3
Agricultural	104.2	54.9	14.3	43.7	38.2	5.0	260.3	(7.2)	253.1
Real estate – construction	612.9	356.3	116.0	545.7	176.2	5.2	1,812.3	(32.4)	1,779.9
Real estate – mortgage	55.4	32.5	39.0	133.4	7,572.4	132.4	7,965.1	(183.0)	7,782.1
Instalment loans to individuals	448.8	167.9	270.4	417.9	259.9	89.5	1,654.4	(96.0)	1,558.4
Lease financing	60.6	55.9	107.9	589.1	547.0	13.3	1,373.8	(23.3)	1,350.5

Total Domestic	5,367.4	2,792.0	1,582.2	4,246.5	10,368.1	540.3	24,896.5	(738.6)	24,157.9

International:
Commercial	86.5	22.4	41.1	193.6	130.7	7.2	481.5	(15.8)	465.7
Financial	35.4	22.9	2.6	7.2	30.4	–	98.5	(7.2)	91.3
Industrial	40.9	7.6	17.3	325.0	182.3	2.4	575.5	(9.2)	566.3
Governments and official institutions	0.2	0.3	0.2	2.6	25.0	–	28.3	(0.4)	27.9
Other loans	727.3	125.7	415.6	798.3	1,384.1	20.9	3,471.9	(58.2)	3,413.7

Total International	890.3	178.9	476.8	1,326.7	1,752.5	30.5	4,655.7	(90.8)	4,564.9

Total loans to customers as per financial statements	6,257.7	2,970.9	2,059.0	5,573.2	12,120.6	570.8	29,552.2	(829.4)	28,722.8

Off-balance sheet items:
Guarantees provided:
Domestic	103.2	108.0	249.2	698.6	795.1	2,282.3	4,236.4	–	4,236.4
International	211.3	22.1	43.8	318.0	33.4	23.0	651.6	–	651.6

Total guarantees	314.5	130.1	293.0	1,016.6	828.5	2,305.3	4,888.0	–	4,888.0

(1)	Overdue loans are classified as having an undeterminated maturity.
(2)	In the “International” category, allowances at December 31, 2004 included sovereign risk allowances in the amount of euro 5.4 million.
(3)
The following table provides a breakdown of the Group’s domestic portfolio of commercial loans by business sectors for those sectors that accounted for the majority of loan loss allowances in the period indicated:

Back to Contents

	December 31,
	2003	2004

Wholesale and retail	34%	33%
Construction and public work	13%	12%
Services provided to companies	8%	10%
Textiles	6%	8%
Transport and communications	4%	3%
Timber industry	2%	3%

Interest Rate Sensitivity
Interest rate sensitivity is a measure of the relationship between market interest rates and net interest income resulting from the periodic repricing of assets and liabilities. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on interest income. As discussed below, in the case of the Banking Group, because the vast majority of assets and liabilities are matched on a maturity basis and reprice within three to six months, there is no material positive or negative interest rate gap.

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

The following table shows the interest rate sensitivity of the Banking Group’s loans to customers based on the loans’ maturity:

	December 31, 2004

							Total
	3 months	3 to 6	6 months	1 to	After	Undeter-	gross
	or less	months	to 1 year	5 years	5 years	minated	loans

	(euro millions)
Interest rate sensitivity of loans to customers by maturity:
Variable interest rates (1)	4,267.7	2,488.2	1,654.7	4,943.6	11,661.1	483.2	25,498.5
Fixed interest rates (2)	1,899.9	470.0	418.0	703.0	475.2	87.6	4,053.7

Total by maturity	6,167.6	2,958.2	2,072.7	5,646.6	12,136.3	570.8	29,552.2

(1)	Variable interest rates loans include floating and adjustable rate instruments. The interest rates are determined according to market rates.
(2)
Fixed interest rate loans include euro 1,153 million of discounted trade bills, euro 1,391 million of installment loans to individuals, euro 453 million of credit for investment, euro 122 million of collateralized loans, euro 281 million of advances to related companies, euro 112 million of lease contracts, and euro 542 million of other loans.

Non-accrual, Past Due 90 Days and Troubled Debt Restructuring Loans
The following discussion provides detailed information with respect to the risk inherent in the Banking Group’s loan portfolio, based on guidelines adopted by the SEC. The Banking Group’s policies with respect to charge-offs and allowances for loan losses are described below in the section “Provision and Allowance for Loan Losses”. The Banking Group’s loan control and review procedures generally do not classify loans as non-accrual, past due 90 days, troubled debt restructuring and potential problem loans, as defined by the SEC. However, as set forth below, the Banking Group has estimated the amount of these loans (without giving effect to available security, which would have been so reported had the SEC’s classifications been employed):

Back to Contents

	December 31,

	2000	2001	2002	2003	2004

	(euro millions)
Loans accounted for on a non-accrual basis
(unsettled claims; including loans where interest is accrued and provided against in full):
Domestic	403.7	447.8	550.2	586.2	540.3
International	43.4	45.4	60.7	77.0	30.5
Remaining principal amount (not due yet) of loans accounted for as overdue loans (1)	112.4	144.7	268.6	280.0	318.9
Loans not included above which are “troubled debt restructurings”:
Domestic (2)	35.5	63.9	146.1	231.6	172.7
International (3)	–	–	–	63.9	–

Total	595.0	701.8	1,025.6	1,238.7	1,062.4

(1)
Excludes fully collateralized mortgage loans. The increase in 2002 is in line with loans accounted for on a non-accrual basis and is a consequence of deterioration in the economic environment. The increase in 2004 is due to the factoring of pharmacist claims vis-à-vis the Portuguese healthcare system, which is generally slow in making such repayments.

(2)
The substantial increase in 2002 and 2003 reflected the continued weak economic environment in Portugal, which created financial difficulties for many corporations and necessitated the initiation of debt restructuring procedures. The decrease in 2004 is principally attributable to real estate properties recovered from customers, which are recorded as real estate held for disposal at the lower of cost or market value (see Note 9 to the Consolidated Financial Statements).

(3)
As detailed below in section “Distribution of Cross Border Outstandings and Foreign Country Related Assets”, in 2004, the debt of Angola was subject to a restructuring that included the cancellation of 65% of the debt and the repayment of the remaining debt through the proceeds from a new loan fully collateralized by crude oil proceeds and financed by an international banking syndicate, of which the Group is a member.

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

Back to Contents

The following table compares the gross interest income that would have been recorded on loans classified as non-accruing loans or troubled debt restructurings in 2004 had all payment on these loans been made in accordance with their original terms and conditions:

	2004

	Interest income in accordance with loans’ original terms and conditions	Interest income recognized

	(euro millions)
Non-accrual loans:
Domestic	23.0	14.3
International	1.2	0.5
Troubled debt restructuring:
Domestic	7.0	6.7
International	–	–

Total	31.2	21.5

Potential Problem Loans
The Bank’s Credit Risk Analysis Committee (CRAC) has identified certain potential problem loans. None of these loans is currently at risk, however, and accordingly, none of them are discussed above under the section “Non-accrual, Past Due 90 Days and Troubled Debt Restructuring Loans”. The loans identified by the CRAC are placed on a watch list, which is monitored by the relevant segment’s commercial director, or by the Global Risk Department within the BES Group, for special review and follow-up. At December 31, 2004, the domestic and international loans placed on this watch list amounted to euro 2,050 million (compared with euro 1,514 million at December 31, 2003). The Group believes that all of these loans have been adequately provided for in the consolidated financial statements.

Distribution of Cross-Border Outstandings and Foreign Country Related Assets
The following tables provide a breakdown of the Banking Group’s non-Portuguese outstandings by geographic region and type of borrower as of December 31, 2002, 2003 and 2004. Outstandings are defined as loans (including accrued interest), acceptances, interest- earning deposits with other banks, other interest-earning investments, other monetary assets and investments in associated companies. Outstandings are included in a particular geographic region according to the location of the particular borrower. Total non-Portuguese outstandings at December 31, 2004 were euro 14,543.2 million.

Back to Contents

	December 31, 2004

	Banks and other financial institutions	Government and official institutions	Loans to customers	Trading and investment securities	Total	%

	(euro millions, except percentages)
Europe:
Spain	1,230.2	8.7	1,334.9	160.8	2,734.6	5.82%
United Kingdom	603.3	17.7	582.8	528.3	1,732.1	3.69%
France	675.8	–	90.0	104.9	870.7	1.85%
Gibraltar	1.3	–	63.1	106.4	170.8	0.36%
Germany	1,400.3	–	106.1	40.6	1,547.0	3.29%
Luxembourg	4.2	–	269.3	151.8	425.3	0.91%
Others (1)	370.1	–	743.7	851.1	1,964.9	4.18%

Total	4,285.2	26.4	3,189.9	1,943.9	9,445.4	20.10%

South America:
Brazil	3.5	180.0	30.0	327.4	540.9	1.15%
Others (1)	–	–	86.0	6.3	92.3	0.20%

Total	3.5	180.0	116.0	333.7	633.2	1.35%

North America:
United States	260.0	753.8	227.1	319.7	1,560.6	3.32%
British Virgin Islands	–	–	556.0	–	556.0	1.18%
Cayman Islands	190.4	4.3	125.2	1,433.7	1,753.6	3.73%
Others (1)	1.2	–	154.2	13.0	168.4	0.36%

Total	451.6	758.1	1,062.5	1,766.4	4,038.6	8.59%

Africa	34.0	86.1	107.8	24.3	252.2	0.54%

Others (1) (2)	57.1	–	26.8	89.9	173.8	0.37%

Total international outstandings	4,831.4	1,050.6	4,503.0	4,158.2	14,543.2	30.95%

Total Gross Assets					46,993.1	100.00%

Developing countries					895.2	1.90%

Countries with repayment agreements (3)					1,109.8	2.36%

Back to Contents

	December 31, 2003

	Banks and other financial institutions	Government and official institutions	Loans to customers	Trading and investment securities	Total	%

	(euro millions, except percentages)
Europe:
Spain	1,591.9	9.7	1,292.8	61.8	2,956.2	6.71%
United Kingdom	708.1	–	573.1	462.2	1,743.4	3.95%
France	550.4	–	39.2	61.5	651.1	1.48%
Gibraltar	–	–	120.7	272.2	392.9	0.89%
Germany	1,283.8	–	40.4	33.2	1,357.4	3.08%
Luxembourg	21.2	–	321.8	258.7	601.7	1.37%
Others (1)	475.8	4.6	230.8	548.0	1,259.2	2.86%

Total	4,631.2	14.3	2,618.8	1,697.6	8,961.9	20.34%

South America:
Brazil	31.7	69.8	69.1	240.3	410.9	0.93%
Others (1)	1.7	–	130.0	87.0	218.7	0.50%

Total	33.4	69.8	199.1	327.3	629.6	1.43%

North America:
United States	253.7	574.3	210.3	414.0	1,452.3	3.29%
British Virgin Islands	–	–	653.8	1.4	655.2	1.49%
Cayman Islands	417.3	–	12.5	801.6	1,231.4	2.80%
Others (1)	14.5	3.0	402.9	27.3	447.7	1.02%

Total	685.5	577.3	1,279.5	1,244.3	3,786.6	8.60%

Africa	110.5	25.7	81.0	76.8	294.0	0.67%

Others (1) (2)	34.0	–	21.8	48.7	104.5	0.24%

Total international outstandings	5,494.6	687.1	4,200.2	3,394.7	13,776.6	31.28%

Total Gross Assets					44,055.0	100.00%

Developing countries					991.2	2.25%

Countries with repayment agreements (3)					888.8	2.02%

Back to Contents

	December 31, 2002
	Banks and other financial institutions	Government and official institutions	Loans to customers	Trading and investment securities	Total	%

	(euro millions, except percentages)
Europe:
Spain	1,661.6	69.2	1,198.9	71.4	3,001.1	7.11%
United Kingdom	1,109.1	30.8	459.1	501.8	2,100.8	4.98%
France	51.5	10.0	71.7	63.9	197.1	0.47%
Gibraltar	–	–	98.5	329.6	428.1	1.01%
Germany	32.1	151.5	33.7	20.8	238.1	0.56%
Luxembourg	7.3	–	395.2	18.0	420.5	1.00%
Others (1)	920.7	3.4	215.8	493.9	1,633.8	3.87%

Total	3,782.3	264.9	2,472.9	1,499.4	8,019.5	19.00%

South America:
Brazil	20.2	32.3	60.2	284.6	397.3	0.94%
Others (1)	236.8	–	147.4	14.2	398.4	0.94%

Total	257.0	32.3	207.6	298.8	795.7	1.88%

North America:
United States	507.2	787.4	315.9	491.6	2,102.1	4.98%
British Virgin Islands	6.5	–	607.3	8.9	622.7	1.48%
Cayman Islands	367.3	–	24.5	830.3	1,222.1	2.90%
Others (1)	10.3	3.6	135.5	2.4	151.8	0.36%

Total	891.3	791.0	1,083.2	1,333.2	4,098.7	9.72%

Africa	75.1	8.6	106.8	16.8	207.3	0.49%

Others (1) (2)	43.9	7.6	24.7	22.8	99.0	0.23%

Total international outstandings	5,049.6	1,104.4	3,895.2	3,171.0	13,220.2	31.32%

Total Gross Assets					42,206.1	100.00%

Developing countries					1,031.9	2.44%

Countries with repayment agreements (3)					1,236.3	2.93%

(1)	At December 31, 2004, 2003, or 2002, no single country included in this category accounted for more than 0.75% of the Group’s total assets in each of these years.
(2)
At December 31, 2004, 2003 or 2002, this category comprized outstandings in respect of Asian countries (mainly Hong Kong, Macau and Japan) and Australia, none of which accounted for more than 0.75% of the Group’s total assets in each of these years.

(3)
This category comprises outstandings with respect to countries with sovereign debt problems, as defined by the Bank of Portugal. At December 31, 2004, 2003 or 2002, no country in this category accounted for more than 0.75% of the Group’s total assets in each of these years.

At December 31, 2004, approximately 1.8% of the Banking Group’s total assets related to obligors whose domicile was in countries classified by the World Bank as “developing countries” with low and middle income (compared with 2.25% at December 31, 2003). These countries primarily include Brazil, Angola, Morocco, Panama, South Korea, and several other Latin American countries. Since the Banking

Back to Contents

Group’s international business is concentrated in Europe and North America, its exposure to countries experiencing repayment difficulties was 2.36% of its total outstanding as of December 31, 2004 (compared with 2.02% at December 31, 2003). In absolute terms, this exposure was euro 1,109.8 million at December 31, 2004 (compared with euro 888.8 million at December 31, 2003). During 2004, the debt of Angola was restructured on the following terms: 65% of the debt was written-off and 35% was repaid through the proceeds of a new loan financed by an international banking syndicate, in which the Group is included, and collateralized by crude oil proceeds. The development of this debt during 2004 is shown in the following table:

	ANGOLA
	Gross Book Value	Allowances	Gross Book Value	Allowances

	(US Dollars millions)		(euro millions)
Amounts before restructuring process	74.3	37.1	54.5	27.3
Addition of allowances during 2004	–	11.1	–	8.1
Loan payment	(26.1)	–	(19.1)	–

Sub-total	48.2	48.2	35.4	35.4
Loan charged off (1)	(48.2)	(48.2)	(35.4)	(35.4)

Net as at December 31, 2004	–	–	–	–

(1)	From the total allowance charged off, euro 30.7 million related to the sovereign and other risk allowance and the remaining to Provisions for other liabilities and charges.

As set forth in the first table under the heading “Non-accrual, Past Due 90 Days and Troubled Debt Restructuring Loans,” the Banking Group’s foreign non-accrual loans totalled euro 30.5 million, or 0.7% of total gross international loans, at December 31, 2004, euro 77.0 million or 1.8% at December 31, 2003, and euro 60.7 million or 1.4% at December 31, 2002.

Provision and Allowance for Loan Losses
Portuguese regulations require that loans for which any payment is overdue for more than 30 days be classified as overdue and placed on non-accrual status. Allowance for loan losses and sovereign risk for the Bank and its subsidiaries is made in accordance with the applicable regulatory requirements issued by the Bank of Portugal. These regulatory requirements comprise:

(i)
A loan-specific allowance based on the amount of time that has passed since the date on which the principal or interest on the non-performing loan was due. Loans are defined as non-performing when they are overdue with respect to principal or interest for 30 days. The allowance ranges from 1% to 100%, depending on the age of the loan in relation to its repayment date and varies according to whether or not the credit is collateralized. Regulation no. 8/2003 from the Bank of Portugal introduced changes in the classes of overdue loans and their respective allowances, with effect from August 2003. The following table provides an overview of the required minimum allowances:

	Allowance (% of the amount outstanding)
Class	I	II	III	IV	V	VI	VII	VIII	IX	X	XI	XII
Type of guarantee	(<3 months)	(3-6)	(6-9)	(9-12)	(12-15)	(15-18)	(18-24)	(24-30)	(30-36)	(36-48)	(48-60)	(>60)

Unsecured	1%	25%	50%	75%	100%	100%	100%	100%	100%	100%	100%	100%
Secured
Personally guaranteed	1%	10%	25%	25%	50%	75%	100%	100%	100%	100%	100%	100%
Real estate mortgage Loans <75% of mortgage market value	0.5%	10%	25%	25%	25%	25%	50%	50%	50%	75%	75%	100%
Loans <75% of mortgage market value	0.5%	10%	25%	25%	25%	50%	50%	75%	75%	75%	100%	100%
Other mortgages	1%	10%	25%	25%	50%	50%	75%	75%	100%	100%	100%	100%
Other guarantees	1%	10%	25%	25%	50%	50%	75%	75%	100%	100%	100%	100%

(1)
For Bank of Portugal purposes, secured loans comprise all loans that are either collateralized or personally guaranteed. However, the BES Group classifies loans benefiting only from personal guarantees as unsecured loans.

Back to Contents

(2)
For consumer loans to individuals, the rate of allowance is 1.5% for unsecured and secured loans, and for real estate mortgage loans and financial leases the minimum allowance required is 0.5% if the building is acquired for own use.

(ii)
Until August 2003, if the overdue component (principal and interest) was greater than 25% of the total outstanding balance of any such loan or of the total loans to a specific customer, an additional loan-specific allowance was determined by applying one-half of the average of the provision percentages applicable to the overdue payments on such loan or on the total loans to a specific customer, according to the above table, to the amount of the non-overdue outstanding balance of such loan. The purpose of this additional allowance was to provide for the possible non-collection of the portion of the loan not yet due for repayment. From August 2003, this allowance has been made in accordance with Regulation no. 8/2003, which provides that the loan’s initial maturity, the probability of default and the notion of portfolio should be considered in the concept of doubtful loans and that the required provision for these loans is the same as for overdue loans. In accordance with applicable Bank of Portugal regulations, overdue loans that have been written off are considered fully provisioned for purposes of this specific allowance.

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

The Banking Group’s management believes that the allowances that have been made in accordance with the Bank of Portugal regulations are sufficient to cover the Banking Group’s estimated losses in its loan portfolio. The aggregate amount of the provisions as of December 31, 2004 was euro 829.4 million (compared with euro 820.1 million at December 31, 2003 and euro 782.6 million at December 31, 2002). Allowances are adjusted on a monthly basis. For a discussion of changes in provision under IFRS, see “ – Transition to International Financial Reporting Standards (IFRS)”.

For the purposes set forth above, secured loans that involve a security interest that the Banking Group considers subordinate to material governmental liens (such as unpaid taxes and social security contributions) are treated as unsecured. The following table shows the allowances made by the Banking Group as of December 31, 2004 in order to comply with the Bank of Portugal guidelines as described in paragraphs (i) and (ii). However, certain classes have been aggregated in order to maintain the five categories that existed under the previous regulation:

Back to Contents

	Specific allowance at December 31, 2004
Class of overdue debt	I	II	III and IV	V to X	XI and XII	Total

	(euro millions)
Secured loans	14.8	24.1	17.3	136.3	45.5	238.0
Specific allowance required	3.0	2.4	4.4	94.0	40.9	144.7
Unsecured loans (1)	70.8	22.2	71.6	127.3	40.9	332.8
Specific allowance required	3.1	5.9	58.0	127.3	40.8	235.1

Total specific allowance for overdue debt at December 31, 2004	6.1	8.3	62.4	221.3	81.7	379.8

Total specific allowance for doubtful debt						87.5

Total specific allowance at December 31, 2004						467.3

(1)	From class V loans and above, a 100% allowance is required. However small differences occur because certain subsidiaries abroad, especially in Spain, have to follow specific regulations.

Back to Contents

The following table shows details of the changes in the Banking Group’s loan loss allowances for each of the past five fiscal years.

Analysis of the Allowance for Loan Losses

	December 31,
	2000	2001	2002	2003	2004

	(euro millions, except percentages)
Allowance for loan losses at beginning of year:
Domestic:
Specific allowance	275.6	296.7	301.1	348.5	411.7
Category risk	181.2	232.3	246.0	307.5	257.9
International:
Specific allowance	26.4	34.7	29.1	38.0	43.3
Category risk	25.3	29.1	42.2	76.1	66.5
Sovereign and other risk	21.3	32.8	19.0	12.5	40.7

	529.8	625.6	637.4	782.6	820.1

Additions/Reversals (1):
Domestic:
Specific allowance	63.8	92.9	127.5	174.2	197.5
Category risk	50.7	24.2	75.4	54.9	22.0
International:
Specific allowance	9.7	21.7	25.0	18.9	6.0
Category risk	5.6	7.0	13.1	(4.3)	12.2
Sovereign and other risk	10.6	2.8	(0.5)	32.8	1.3

	140.4	148.6	240.5	276.5	239.0

Exchange movements and other adjustments (2):
Domestic:
Specific allowance	15.2	5.1	15.4	28.5	4.9
Category risk	1.1	(10.5)	(13.1)	(104.5)	6.8
International:
Specific allowance	6.1	0.9	(0.7)	5.2	(5.6)
Category risk	(1.6)	6.1	20.8	(5.3)	(10.7)
Sovereign and other risk	1.0	8.4	(6.0)	(4.6)	(0.7)

	21.8	10.0	16.4	(80.7)	(5.3)

Recoveries (3):
Domestic:
Specific allowance	(5.1)	(5.3)	(8.5)	(12.0)	(20.0)
Category risk	–	–	–	–	–
International:
Specific allowance	(0.1)	(0.2)	(0.2)	(0.5)	(0.1)
Category risk	–	–	–	–	–
Sovereign and other risk	–	–	–	–	–

	(5.2)	(5.5)	(8.7)	(12.5)	(20.1)

Back to Contents

Analysis of the Allowance for Loan Losses – continued

	December 31,
	2000	2001	2002	2003	2004

	(euro millions, except percentages)
Loans charged off (1):
Domestic:
Specific allowance (4)	(52.8)	(88.3)	(87.0)	(127.5)	(139.2)
Category risk	(0.8)	–	(0.8)	–	(3.0)
International:
Specific allowance (5)	(7.5)	(28.0)	(15.2)	(18.3)	(31.2)
Category risk	(0.1)	–	–	–	(0.2)
Sovereign and other risk (6)		(25.0)	–	–	(30.7)

	(61.2)	(141.3)	(103.0)	(145.8)	(204.3)

Allowance for loan losses at the end of the year:
Domestic:
Specific allowance	296.7	301.1	348.5	411.7	454.9
Category risk	232.2	246.0	307.5	257.9	283.7
International:
Specific allowance	34.6	29.1	38.0	43.3	12.4
Category risk	29.2	42.2	76.1	66.5	67.8
Sovereign and other risk	32.9	19.0	12.5	40.7	10.6

Total allowances for loan losses	625.6	637.4	782.6	820.1	829.4

Average gross loans	19,519.8	24,118.8	26,689.8	26,494.1	27,801.0

Net charge-off as a percentage of average loans	0.31%	0.59%	0.39%	0.55%	0.73%

Total allowance as a percentage of average loans	3.20%	2.64%	2.93%	3.10%	2.98%

(1)
The figures reflect both additions to allowances made in any given period as well as reversals of allowances previously made. The Group has adopted what it believes to be prudent policies with respect to credit analysis and the establishment of allowances. Overdue loans are provided for on a prudent basis and loans considered uncollectable are written off.

In 2003, additions to allowances for sovereign and other risk increased due to the exposure to Angola. The slowdown of the Portuguese economy led to significant growth in loan loss provisions in 2002 and 2003. In each of these years, the BES Group wrote off several loans that were fully provided for. The BES Group does not believe these loans are totally unrecoverable. Any payments on these loans in the future would be recognized in income if and when received.

(2)	At December 31, 2002, Exchange rate movements and other adjustments include the loan loss allowances of BAC at the date of the first consolidation (July, 2002).

At December 31, 2003, Exchange rate movements, and other adjustments reflect: (i) the changes introduced by Regulation no. 8/2003, which led to more specific allowances and less category risk allowances; the excess in the category risk resulting from the new regulatory requirement amounted to euro 64.6 million and was transferred to the specific allowance (euro 39.6 million) and allowances for general banking and other risks (euro 25 million); (ii) the amount of specific and category allowances of Credibom on the date of the sale (euro 32.2 million and 6.8 million, respectively).

(3)	Recoveries of loans previously written off are recognized in income.
(4)
During 2003 and 2004, the Banking Group sold overdue mortgage loans through its subsidiary BIC. These loans were overdue for more than two years, and their recovery was expected to progress slowly and to require a significant additional expenditure of human resources. The net amount of the overdue loans sold was euro 24.0 million (2003: euro 14.6 million) consisting of euro 65.3 million (2003: 37.7 million) as gross amount and euro 41.3 million (2003: euro 23.1 million) as specific allowance.

(5)	In 2004, Loans charged off International – Specific allowance include euro 16.0 million of a fully provided loan at ES Bank, Miami.
(6)
Loans charged off International-Sovereign and other risk related to the restructuring process of the Angola debt as referred to in section “Distribution of Cross Border Outstandings and Foreign Country Related Assets”.

Back to Contents

The following table shows non-performing loans in absolute terms and as a percentage of total loans, as well as the aggregate amount of loan loss allowances for overdue loans and other loans at risk (including interest):

Loans at Risk and Respective Allowances

	December 31,
	2000		2001		2002		2003		2004
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

	(euro millions, except percentages)
Gross loans	23,626.9		26,037.8		27,199.5		27,590.1		29,552.2
Performing loans	23,031.9		25,336.0		26,173.9		26,351.4		28,489.8
Total loans at risk (1)	595.0	2.52%	701.8	2.70%	1,025.6	3.77%	1,238.7	4.49%	1,062.4	3.59%
Overdue loans (2)	447.1	1.89%	493.2	1.89%	610.9	2.25%	663.2	2.40%	570.8	1.93%
Other loans at risk	147.9		208.6		414.7		575.5		491.6
Loan loss allowances:
Specific allowances (3)	331.3	74.10%	330.2	66.95%	386.5	63.27%	455.0	68.61%	467.3	81.87%
Category, sovereign and other risk-related allowances (4)	294.3	1.25%	307.2	1.19%	396.1	1.59%	365.1	1.32%	362.1	1.27%
Total allowances (5)	625.6	2.65%	637.4	2.45%	782.6	2.88%	820.1	2.97%	829.4	2.81%
Total allowances as a percentage of total loans at risk		105.1%		90.8%		76.3%		66.21%		78.07%
Total allowances as a percentage of non-performing loans (6)		139.9%		129.2%		128.1%		123.66%		145.30%

(1)
Total loans at risk comprise loans accounted for as overdue loans, the remaining principal amount (not yet due) of loans accounted for as overdue loans and other loans classified as “troubled debt restructurings”.

(2)
Includes loans in the amount of euro 540.3 million in the domestic category and euro 30.5 million in the international category at December 31, 2004. The amount includes overdue principal and interest of euro 568.7 million and euro 2.1 million, respectively, classified in each case in accordance with the Bank of Portugal guidelines.

(3)	Percentage values represent specific allowances as a percentage of overdue loans.
(4)	Percentage values represent category, sovereign and other risk-related allowances as a percentage of gross loans.
(5)	Includes specific, category risk, sovereign and other risk-related allowances. Percentage values represent total allowances as a percentage of total loans.
(6)
Given the regulatory requirements applicable to the establishment of loan loss allowances described above, during times of economic growth, when the overall loan portfolio tends to grow faster than the amount of overdue loans and the number and amount of overdue loans may even decline, total loan loss allowances as a percentage of overdue loans tends to increase. By contrast, during a slowdown or recession, overdue loans tend to grow faster than the overall loan portfolio, leading to a decrease in total loan loss allowances as a percentage of overdue loans, as was the case in 2001, 2002. In 2004, the increase in total loan loss allowances as a percentage of overdue loans resulted from the new regulatory requirements issued by the Bank of Portugal regarding specific allowances. In 2003, the effects of this new requirement were less pronounced due to an increase in non-performing loans of euro 45.9 million at the level of BESV (the French subsidiary of the Group), while loan loss provision rose only by euro 2.2 million. A significant part of the euro 45.9 million was attributable to loans that were in fact performing, but for which management nonetheless made a provision in light of the then negative outlook in the borrower’s financial situation. Pursuant to Bank of France regulations, the full amount of loans for which any provision is made should be classified as overdue.

The Banking Group’s largest overdue loans, each of which exceeds euro 5 million in principal value and all of which are fully covered by allowances and guarantees, were granted to the following sectors:

Amount
(euro millions)
Domestic:
Real estate construction	5.6
Instalments loans to individuals	8.5
International:
Financial	17.4

The management of the Banking Group believes that at December 31, 2004, total loan loss allowances were sufficient to cover the risks associated with the non-performing loans described above.

Back to Contents

The following tables provide a breakdown of the charge-offs, recoveries and loan loss allowances as a percentage of total average gross loans by category of borrower:

	December 31,

	2000	2001	2002	2003	2004

	(euro millions, except percentages)
Total average gross loans	19,519.8	24,118.8	26,689.8	26,494.1	27,801.0

Loans charged-off (amount): (1)
Domestic:
Commercial (2)	40.7	72.2	46.0	76.1	63.5
Financial	–	–	–	–	–
Agricultural	1.0	0.9	0.2	0.7	0.7
Real estate – construction	2.6	1.9	6.1	1.9	5.8
Real estate – mortgage	–	–	–	23.1	40.6
Instalment loans to individuals	7.9	11.2	35.9	22.4	27.0
Lease financings	1.4	2.1	0.3	3.9	4.6

Total domestic	53.6	88.3	88.5	128.1	142.2
International	7.6	53.0	14.5	17.7	62.1

Total	61.2	141.3	103.0	145.8	204.3

Loans charged-off (percent):
Domestic:
Commercial	0.21%	0.30%	0.17%	0.29%	0.23%
Financial	–	–	–	–	–
Agricultural	–	–	–	–	–
Real estate – construction	0.01%	0.01%	0.02%	0.01%	0.02%
Real estate – mortgage	–	–	–	0.09%	0.15%
Instalment loans to individuals	0.04%	0.05%	0.14%	0.08%	0.09%
Lease financings	0.01%	0.01%	–	0.01%	0.02%

Total domestic	0.27%	0.37%	0.33%	0.48%	0.51%
International	0.04%	0.22%	0.05%	0.07%	0.22%

Total	0.31%	0.59%	0.38%	0.55%	0.73%

Recoveries (amount): (1)
Domestic	5.2	5.2	8.5	12.0	20.0
International	–	0.3	0.2	0.5	0.1

Total	5.2	5.5	8.7	12.5	20.1

Recoveries (percent):
Domestic	0.03%	0.02%	0.03%	0.05%	0.07%
International	–	–	–	–	–

Total	0.03%	0.02%	0.03%	0.05%	0.07%

Net charge-offs (amount) :
Domestic	48.4	83.1	80.0	116.1	122.2
International	7.6	52.7	14.3	17.2	62.0

Total	56.0	135.8	94.3	133.3	184.2

Net charge-offs (percent) :
Domestic	0.25%	0.34%	0.30%	0.44%	0.44%
International	0.04%	0.22%	0.05%	0.06%	0.22%

Total	0.29%	0.56%	0.35%	0.50%	0.66%

Allowances at end of period:
Domestic:
Commercial	304.5	292.2	376.3	378.8	396.7
Financial	24.7	–	–	–	–
Agricultural	8.9	4.5	5.9	6.4	7.2
Real estate – construction	6.8	10.4	7.7	24.7	32.4
Real estate – mortgage	69.1	116.3	148.3	152.9	183.0
Instalment loans to individuals	98.5	106.0	97.2	83.3	96.0
Lease financing	16.5	17.7	20.6	23.5	23.3

Total domestic	529.0	547.1	656.0	669.6	738.6
International	96.6	90.3	126.6	150.5	90.8

Total	625.6	637.4	782.6	820.1	829.4

Loan loss allowance (percent):
Domestic:
Commercial	1.56%	1.22%	1.41%	1.43%	1.43%
Financial	0.13%	–	–	–	–
Agricultural	0.05%	0.02%	0.02%	0.02%	0.03%
Real estate – construction	0.03%	0.04%	0.03%	0.09%	0.12%
Real estate – mortgage	0.35%	0.48%	0.56%	0.58%	0.66%
Instalment loans to individuals	0.50%	0.44%	0.36%	0.32%	0.34%
Lease financing	0.08%	0.07%	0.08%	0.09%	0.08%

Total domestic	2.70%	2.27%	2.46%	2.53%	2.66%
International	0.50%	0.37%	0.47%	0.57%	0.32%

Total	3.20%	2.64%	2.93%	3.10%	2.98%

(1)
Because loan losses are first charged against loan loss allowances, they affect the income statement only to the extent that aggregate allowances are insufficient to cover the losses; recoveries of loans previously written off are recognized as income. As at December 31, 2004, “Recoveries-Domestic” includes euro 11.0 million of commercial loans (2003: euro 5.8 million), euro 7.0 million of installment loans to individuals (2003: euro 5.0 million), euro 1.3 million of real estate-construction (2003: euro 0.1 million), euro 0.6 million of lease financings (2003: euro 0.5 million) and euro 0.1 million of loans to agriculture (2003: euro 0.1 million).

(2)	At December 31, 2004, the main commercial loan sectors were wholesale and retail (35%), sundry activities (10%), textile and clothing (9%) and services provided to companies (8%).
(3)	The “Real estate – mortgage” loans charged-off relate to the sale of overdue loans previously referred to in the table “Analysis of the allowances for loan losses”.

Back to Contents

The following table provides a breakdown of actual loan charge-offs by business segment and size for each of the years presented:

	December 31,

	2001		2002		2003		2004

	Amount	%	Amount	%	Amount	%	Amount	%

	(euro millions, except percentages)
Business segments:
Small and medium sized companies	78.0	55.2%	50.5	49.0%	89.1	61.1%	95.6	46.8%
Major corporations	50.5	35.7%	13.7	13.3%	11.1	7.6%	40.5	19.8%
Private individuals (1)	12.8	9.1%	38.8	37.7%	45.6	31.3%	68.2	33.4%

Total	141.3	100.0%	103.0	100.0%	145.8	100.0%	204.3	100.0%

	December 31,

	2001		2002		2003		2004

		Total		Total		Total		Total
	No.	amount	No.	amount	No.	amount	No.	amount

	(euro millions, except percentages)
Size of charge-offs
Less than euro 0.05 million (2)	11,973	13.5	22,316	38.3	12,382	44.9	15,326	37.7
Euro 0.05 – 0.5 million	222	37.4	126	16.8	377	53.2	541	47.5
Euro 0.5 – 1.5 million	25	17.1	15	15.1	25	20.1	25	20.2
More than euro 1.5 million	14	73.3	49	32.8	7	27.6	20	98.9

Total	12,234	141.3	22,506	103.0	12,791	145.8	15,912	204.3

(1)	Includes charge-offs related to the sale of overdue mortgage loans.
(2)	The significant number of charge-offs of less than euro 0.05 million relates mainly to charge-offs of Crediflash’s loans (credit card balances that are individually very small).

Back to Contents

Deposits

The following table shows details of average deposits and interest rates paid for each of the years indicated:

	Year ended December 31,
	2002		2003		2004
	Average	Average	Average	Average	Average	Average
	balance	rate %	balance	rate %	balance	rate %

	(euro millions, except percentages)
Domestic:
Non-interest-bearing:
Deposits from banks	80.3	–	81.8	–	133.6	–
Demand deposits	6.8	–	10.7	–	5.2	–

Total non-interest-bearing	87.1	–	92.5	–	138.8	–

Interest-bearing:
Deposits from banks	299.4	3.00%	246.8	2.07%	186.9	2.57%
Demand deposits	5,728.8	1.15%	6,030.2	0.73%	6,148.1	0.52%
Time deposits	7,534.1	2.72%	7,242.3	2.23%	4,783.7	2.24%

Total interest-bearing	13,562.3	2.06%	13,519.3	1.56%	11,118.7	1.30%

Total Domestic	13,649.4	2.05%	13,611.8	1.55%	11,257.5	1.28%

International:
Non-interest-bearing:
Deposits from banks	4.8	–	28.1	–	25.3	–
Demand deposits	84.2	–	–	–	79.8	–

Total non-interest-bearing	89.0	–	28.1	–	105.1	–

Interest-bearing:
Deposits from banks	3,177.8	2.71%	2,928.4	1.78%	2,989.9	1.87%
Demand deposits	697.5	1.01%	789.1	0.68%	855.2	0.64%
Time deposits	4,545.7	3.45%	5,084.0	3.15%	6,399.7	2.86%

Total interest-bearing	8,421.0	2.97%	8,801.5	2.47%	10,244.8	2.38%

Total International	8,510.0	2.94%	8,829.6	2.46%	10,349.9	2.36%

Total non-interest-bearing	176.1		120.6		243.9
Total interest-bearing	21,983.3	2.41%	22,320.8	1.92%	21,363.5	1.82%

Total deposits	22,159.4	2.39%	22,441.4	1.91%	21,607.4	1.80%

Back to Contents

The following table shows the maturities and categories of the Banking Group’s total deposits at December 31, 2004:

	December 31, 2004
	3 months	3 to	6 to	After
	or less	6 months	12 months	12 months	Total

	(euro millions)
Domestic:
Non-interest-bearing:
Deposits from banks	80.8	–	–	–	80.8
Demand deposits	4.1	–	–	–	4.1

Total non-interest-bearing	84.9	–	–	–	84.9

Interest-bearing:
Deposits from banks	74.3	–	0.7	–	75.0
Demand deposits	6,213.9	–	–	–	6,213.9
Time deposits (2)	6,332.7	964.4	255.8	109.5	7,662.4

Total interest-bearing	12,620.9	964.4	256.5	109.5	13,951.3

International:
Non-interest-bearing:
Deposits from banks	16.6	–	–	–	16.6
Demand deposits	75.6	–	–	–	75.6

Total non-interest-bearing	92.2	–	–	–	92.2

Interest-bearing:
Deposits from banks (1)	2,473.8	229.6	296.5	3.7	3,003.6
Demand deposits	799.1	–	–	–	799.1
Time deposits (2)	3,848.2	709.5	210.3	389.4	5,157.4

Total interest-bearing	7,121.1	939.1	506.8	393.1	8,960.1

Total deposits as per financial statements	19,919.1	1,903.5	763.3	502.6	23,088.5

(1)	Deposits from credit institutions represent the main source of funding of the Bank’s foreign branches.
(2)	Time deposits include certificates of deposit of euro 349.9 million in the domestic category and of euro 1,642.7 million in the international category.

The following table shows the distribution of all deposits, including deposits from customers and amounts borrowed by the Banking Group from Portuguese financial institutions and foreign banks (including commercial paper), in euros and other currencies at December 31, 2002, 2003 and 2004:

	December 31,
	2002	2003	2004

	(euro millions)
Euro	19,446.5	20,284.2	18,402.3
US dollars	3,702.6	3,071.3	3,307.6
Other foreign currencies (1)	764.5	763.8	1,378.6

Total deposits	23,913.6	24,119.3	23,088.5

(1)	No other currency accounts for more than 10% of total deposits in foreign currencies.

Back to Contents

The following table provides an analysis of the maturity of time deposits in the amount of EUR 100,000 or more as of December 31, 2004:

	December 31, 2004
	3 months or less	3 to 6 months	6 to 12 months	After 12 months	Total

	(euro millions)
Domestic	7,209.2	993.0	240.2	55.2	8,497.6
International	487.8	111.5	41.4	113.0	753.7

Total time deposits	7,697.0	1,104.5	281.6	168.2	9,251.3

Return on Equity and Assets

The following table presents certain selected financial ratios, based on the statutory accounts of the Group as reclassified to the prescribed U.S. format of presentation but before any U.S. GAAP adjustment, for the periods indicated:

	December 31,
	2002	2003	2004

	(percentages)
Return on average assets (1)	0.23	0.54	0.58
Return on average equity (2)	(83.75)	122.01	49.56
Dividend payout ratio (3)	–	13.35	18.19
Equity to assets ratio (4)	4.33	4.78	4.74

Under U.S. GAAP, the percentages would be as follows:

	December 31,
	2002	2003	2004

	(percentages)
Return on average assets (1)	(0.82)	0.58	0.34
Return on average equity (2)	(79.06)	16.01	8.65
Dividend payout ratio (3)	–	9.82	24.91
Equity to assets ratio (4)	5.41	5.16	5.87

(1)	Calculated based on income for the year before minority interests and average assets of the Group during the year.
(2)	Calculated based on net income for the year and the weighted average equity during the year.
(3)	Calculated based on the dividends paid and the net income for the year.
(4)	Calculated based on the average equity and minority interest over average assets during the year.

Back to Contents

Short-term Borrowings

The following table shows details of the Banking Group’s short-term borrowings for each of the past three years:

	December 31,
	2002	2003	2004 (1)

	(euro millions, except percentages)
Securities Transferred Under Repurchase Agreements: (2)
Outstanding	1,536.3	1,422.0	1,487.6
Approximate average amount outstanding during the period	1,307.6	1,434.7	1,602.6
Approximate weighted average interest rate during the period	3.20%	2.22%	2.27%
Approximate weighted average interest rate at the end of the period	3.45%	2.01%	2.32%
Interbank Money Market Funds From Domestic Institutions:
Outstanding	104.4	157.7	160.3
Approximate average amount outstanding during the period	166.6	118.9	120.9
Approximate weighted average interest rate during the period	2.58%	2.49%	2.41%
Approximate weighted average interest rate at the end of the period	2.45%	2.42%	2.46%
Short Term Loans:
Outstanding	941.0	297.6	57.7
Approximate average amount outstanding during the period	652.4	(190.3)	389.6
Approximate weighted average interest rate during the period	1.20%	0.89%	0.82%
Approximate weighted average interest rate at the end of the period	1.21%	0.95%	0.74%
Overdrafts: (3)
Outstanding	183.5	100.7	320.0
Approximate average amount outstanding during the period	435.2	309.2	347.4
Approximate weighted average interest rate during the period	2.42%	2.21%	2.08%
Approximate weighted average interest rate at the end of the period	1.58%	1.54%	2.09%
Others:
Outstanding	204.6	292.7	207.5

Total Outstanding	2,969.8	2,270.7	2,233.1

(1)	The maximum amount borrowed in each category outstanding at any month-end during the year 2004 was as follows:

2004

(euro millions)
Securities transferred under repurchase agreements	3,296.3
Interbank money market funds from domestic institutions	674.7
Short-term loans	98.0
Overdrafts	882.4

(2)
In 2002, the amount of securities sold under repurchase agreements essentially consisted of BESSA’s operations through its subsidiary Benito y Monjardin, which were sold to BESI during 2003. Therefore, at December 31, 2003 the securities sold under repurchase agreements related to BESI operations (through its subsidiary ES Investment – formerly Benito y Monjardin). The securities underlying these agreements were under BESSA’s control in 2002 and BESI’s control in 2003 and 2004.

(3)	At December 31, 2002, 2003 and 2004, overdrafts were taken mainly by BES, BIC and BESI.

Additional Insurance Disclosure

Property and casualty loss reserves

ESFG establishes reserves for the payment of claims that arise from its property-casualty insurance policies by product, coverage and year for each company in the Group. ESFG’s property-casualty insurance business comprises Tranquilidade, ESIA and ES Seguros. In December 2004 the property-casualty company ESIA was merged with Tranquilidade.

Back to Contents

The following are the steps in the process of calculating these reserves at the end of each financial year:

a)
first, an analysis of claims pending at the end of the year and a corresponding estimate of the liabilities existing at this date are made. With regard to Tranquilidade, as well as motor insurance and workers’ compensation insurance, reserves are calculated by the average cost method;

b)
a surcharge is then added to the value of the claims costs incurred during the year, so as to provide for claims declared after December 31. This surcharge is based on actuarial evaluations, which are revised monthly or annually. For Tranquilidade, this value is 6% for all branches with the exception of motor, health and third party liability policies. For motor and third party liability, a surcharge of 9.2% and 28.8%, respectively, are added, while for health an actuarial analysis is conducted every month, taking into consideration the specific characteristics of this line of business. For ES Seguros, a surcharge of 4% is used for multirisk liability, while monthly actuarial analysis are conducted for motor and health (in December 2004, 17% was used for both branches);

c)
a mathematical reserve is booked to record liability in Tranquilidade’s workers’ compensation business for claims incurred prior to December 31, 2004, relating to pensions already ratified by the Labor Court or according to conciliation proceedings already ended, and an estimate of pension liabilities due for claims incurred prior to December 31, 2004 awaiting a final court decision or settlement, or where the insured awaits clinical treatment. The mathematical reserve for workers’ compensation claims is calculated on a pension-by- pension basis, in accordance with Regulation 15/2000-R, of November 23, 2000, issued by the ISP.

In determining their insurance policy and claims reserves, the Group’s insurance companies review their overall positions, reserving techniques and reinsurance on an ongoing basis. Reserves are also reviewed periodically by qualified actuaries. The Group maintains property and casualty loss reserves to cover the estimated ultimate unpaid liability for losses with respect to reported and unreported claims incurred as of the end of each accounting period. Under Portuguese GAAP, reserves are not discounted except for workers’ compensation (life pensions). Reserves do not represent an exact calculation of liability, but instead represent estimates, generally established utilizing actuarial projection techniques. These reserve estimates are expectations of what the ultimate settlement of claims is likely to cost, based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity, frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Inflation is normally implicit in the reserving methods used. For bodily injury claims under motor insurance policies an additional inflation factor is considered in addition to the implicit inflation of the model. For workers’ compensation (life pensions) an inflation rate of zero percent is used because inflation has no effect on the benefit paid by the companies. For other lines of business, historic inflation is believed to be an accurate measure of future rates of inflation.

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

On the basis of internal procedures and on the information available to it, management believes that currently established reserves are sufficient to cover the Group’s exposure. However, the establishment of reserves is an inherently uncertain process and, accordingly, there can be no assurance that ultimate losses will not differ from the initial estimates. Reserves for incurred but not reported (IBNR) claims are established to recognize the estimated cost of losses that have occurred but of which the Group does not yet have notice. These reserves, like the reserves for reported claims, are established to recognize the estimated costs necessary to bring claims arising out of losses to final settlement. Since little is known about actual

Back to Contents

occurrence, the Group relies on past experience adjusted for current trends and any other factors that would modify past experience to estimate the IBNR liability. These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other social and economic factors. Late reported claims trends, claim severity, exposure growth and future inflation are some of the factors used in projecting the IBNR reserves requirements. These reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

The ultimate cost of loss is subject to a number of highly variable circumstances. As time passes between the time a claim is reported and the final settlement of the claim, a change in circumstances may require established reserves to be adjusted either upwards or downwards. Changes in the legal environment, results of similar litigation, and changes in medical costs, costs of automobile and home repair materials as well as labor rates, among other things, can substantially impact claims costs. These factors may cause actual developments to vary materially from expectations. Claim reserve estimates are periodically reviewed and updated, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in the current results of operations.

The following table breaks down, on a net basis, the Group’s property-casualty loss reserves by Group company for each of 2002, 2003 and 2004:

	2002	%	2003	%	2004	%

	(in millions of Euro, except percentages)
Tranquilidade, including ESIA	415.0	97.8%	396.3	96.5%	409.5	95.1%
ES Seguros	9.4	2.2%	14.4	3.5%	21.2	4.9%

Total Claims Reserves	424.4	100.0%	410.7	100.0%	430.7	100.0%

ESFG’s loss reserves increased from euro 410.7 million in 2003 to euro 430.7 million in 2004, mainly due to the increase in the reserves for motor insurance.

ESIA made adjustments in the loss reserves for previous years in motor insurance, mainly in the bodily injury claims category, after considering the recent trends in court decisions resulting in increased liability for insurers.

ES Seguros commenced operations in 1997 and experienced an increase of 21% in earned premiums from 2003 to 2004, which led to strong growth in loss reserves from euro 14.4 million in 2003 to euro 21.2 million in 2004.

Back to Contents

The following table breaks down the Group’s property-casualty loss reserves by major line of business for each of 2002, 2003 and 2004:

	2002	%	2003	%	2004	%

	(In millions of Euro, except percentages)
Gross
Workers’ compensation (life pensions)	131.1	29.1%	116.7	26.3%	109.4	23.5%
Workers’ compensation (not related to life pensions)	30.9	6.8%	32.4	7.3%	38.0	8.1%
Motor vehicle insurance	232.4	51.5%	233.5	52.6%	256.8	55.2%
Other P&C lines of business	56.8	12.6%	61.1	13.8%	61.3	13.2%

	451.2	100.0%	443.7	100.0%	465.5	100.0%

Reinsurance	26.8		33.0		34.8

Net amount	424.4		410.7		430.7

The following table shows the gross claims costs by major lines of business for each of 2002, 2003 and 2004:

	2002	%	2003	%	2004	%

	(In millions of Euro, except percentages)
Gross
Workers’ compensation (life pensions)	24.8	9.5%	19.8	7.8%	20.4	7.7%
Workers’ compensation (not related to life pensions)	30.1	11.6%	23.7	9.3%	26.9	10.1%
Motor insurance	146.0	56.3%	138.8	55.0%	147.7	55.6%
Other P&C lines of business	58.8	22.6%	69.9	27.9%	70.7	26.6%

	259.7	100.0%	252.2	100.0%	265.7	100.0%

In Portugal, employers are required to take out workers’ compensation insurance for their employees to cover occupational accidents during the employees’ working hours or on their normal route between home and work. Benefits include lost wages, medical expenses and, in the case of permanent disability or death, pension payments. The amount of benefits payable under the insurance policies for permanent disability or death is fixed in special proceedings before the Court of Labor (“Tribunal do Trabalho”).

Workers’ compensation (life pensions) loss reserves are established to cover the Group’s exposure to pension benefits for permanent disability or death. In addition to covering actual pension benefits fixed by the Court of Labor, they cover potential pension benefits in situations where the Group is aware that a claim has been filed with the Court of Labor but no final determination has yet been reached or a potential claimant has been hospitalized. The workers’ compensation (life pensions) loss reserves are calculated according to local requirements and cover liabilities arising from pension responsibilities. Under Portuguese law, responsibility for raising pension benefits annually lies with the Workers’ Compensation Fund (“FAT – Fundo de Acidentes de Trabalho”).

Workers’ compensation (not related to life pensions) loss reserves are established to cover the Group’s exposure to other types of benefits.

According to Portuguese regulatory requirements for the insurance sector, at the end of each year the insurance companies are obliged to pay a percentage corresponding to 0.85% of the workers’ compensation

Back to Contents

pensions’ redemption value to a government fund (workers’ compensation fund – FAT) and this amount is charged to income on an annual basis for Portuguese GAAP purposes.

For U.S. GAAP purposes, as the insurance company’s liability arises upon the occurrence of the accident and its confirmation by the insurance company, the company, considering the “estimated life” of pensioners, accrues a full provision based on an actuarial valuation of the present value of future payments. Under U.S. GAAP, the estimated liability in 2003 and 2004 amounts to euro 5.9 million and euro 6.8 million, respectively. The difference is due to a change in the discount rate and mortality table used, as explained above. On this basis the Group’s net income decreased by euro 0.9 million in 2004.

In 2004, for U.S. GAAP purposes, the Group changed the discount rate and the mortality table used to calculate the present value of workers’ compensation (life pensions) for loss adequacy test purposes. Following this change, the Group uses a 3.68% discount rate and the GKF80 mortality table. The impact of this test was an increase in the estimated liability of euro 9.5 million, recognized in the statement of income.

Until December 31, 2003, Portuguese GAAP did not require unallocated loss adjustment expenses to be accrued. For U.S. GAAP purposes, this liability has been accrued until December 31, 2003. As a consequence of Circular 28/2004 issued by the Portuguese Insurance Institute, the Group has changed its accounting policy with respect to the future costs of claims settlement (ULAE). In accordance with the new accounting policy, the liability is included in the claims outstanding provision for incurred claims (IBNR) (both declared and undeclared).

In 2004, the Group recorded a reserve for unallocated loss adjustment expenses. Therefore, the reserve booked in previous years for U.S. GAAP purposes in the amount of euro 11.2 million was reversed in the statement of income.

Reconciliation of the Group’s Property-Casualty Loss Reserves
The following table reconciles the Group’s property-casualty loss reserves as of the beginning and end of each fiscal year in the three-year period ended December 31, 2004:

	2002	2003	2004

	(In millions of Euro)
Balance as of 1 January	438.8	451.2	443.7
Plus incurred claims and claim adjustment expenses
Current year	240.6	237.7	242.9
Prior years	19.1	14.5	22.8

	259.7	252.2	265.7
Less paid related to
Current year	(106.6)	(108.0)	(137.3)
Prior years	(140.7)	(151.7)	(106.6)

	(247.3)	(259.7)	(243.9)

Balance as of 31 December	451.2	443.7	465.5

The incurred claims for prior years reflect the effect of:

•
the technical interest rate used to discount workers’ compensation (life pensions) reserves. In 2004, the impact amounts to euro 5.6 million (2003: euro 6.6 million). If financial results are in line with the technical interest rate used, this effect on claims cost is fully offset by financial income;

•	the reallocation of the reserve for unallocated loss adjustment expenses by accident year. The impact in 2004 was euro 4.9 million;

Back to Contents

•	the adjustments made by ESIA in the loss reserves for motor insurance in previous years. The impact in 2004 amounted to euro 7.6 million.

Changes in Historical Loss Reserves

Tranquilidade

The following table shows gross claims reserves by major lines of business for Tranquilidade, including the effect of the merger with ESIA:

	2002 (1)%		2003 (1)%		2004	%

	(In millions of Euro, except percentages)
Gross
Workers’ compensation (life pensions)	131.1	29.8%	116.7	27.3%	109.4	24.8%
Workers’ compensation (not related to life pensions)	30.9	7.0%	32.4	7.6%	38.0	8.6%
Motor Insurance	224.5	51.0%	222.0	51.9%	237.0	53.7%
Other P&C lines of business	53.4	12.2%	56.8	13.2%	56.9	12.9%

	439.9	100.0%	427.9	100.0%	441.3	100.0%

(1)	The figures for 2002 and 2003 have been restated, as ESIA only merged with Tranquilidade in December of 2004.

Portuguese GAAP does not allow the discounting of reserves except for workers’ compensation (life pensions). At December 31, 2004, the estimated amount of the reserve discount was euro 62.1 million (2003: 61.4 million).

The loss development tables below show changes in statutory historical loss reserves for Tranquilidade, the main property and casualty insurance company of ESFG, for 1994 and subsequent years for the motor insurance and workers’ compensation (except permanent disability and death annuities for workers’ compensation – referred to below as life pensions) lines of business and for 1999 and subsequent years for all lines of business (except permanent disability annuities and death for workers’ compensation). ESFG is unable to provide historical data prior to 1999 for the other property and casualty lines of business due to changes made by Tranquilidade to its information system.

Back to Contents

Tranquilidade, including ESIA

Loss Development Table Gross of Reinsurance and Net Reimbursements Motor Insurance and Workers’ Compensation – Medical Expenses and Temporary Disability

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

	(In millions of Euro)
Reserves for unpaid loss as originally reported	97.7	116.6	139.5	176.3	198.5	213.8	232.4	246.5	252.9	252.0	273.2
Paid (cumulative) as of:
One year later	41.0	43.1	40.9	63.5	65.6	69.0	79.0	77.6	82.4	79.4
Two years later	59.4	59.0	68.5	90.5	95.9	106.1	114.0	120.5	126.3
Three year later	69.2	80.1	87.0	112.4	123.8	129.4	147.3	154.3
Four years later	85.1	94.3	101.8	133.3	142.8	156.8	174.1
Five year later	95.2	105.4	117.7	147.9	162.7	177.5
Six years later	102.9	116.5	127.1	161.6	177.8
Seven year later	110.5	123.4	136.9	177.8
Eight years later	114.8	130.4	144.1
Nine year later	119.9	134.3
Ten years later	122.3

Liability re-estimated as of:
One year later	95.5	111.5	133.8	175.9	195.1	211.5	227.1	245.6	255.7	269.4
Two years later	101.8	123.8	142.3	175.9	193.2	206.8	230.5	247.4	265.5
Three year later	111.9	127.4	142.8	175.4	193.0	208.1	231.2	253.9
Four years later	114.4	127.9	142.8	176.4	191.9	211.4	249.4
Five year later	118.0	128.2	144.6	174.2	196.1	231.6
Six years later	118.3	133.9	145.7	179.7	214.4
Seven year later	122.5	137.2	149.2	198.3
Eight years later	126.1	139.6	161.8
Nine year later	127.4	147.5
Ten years later	133.3
Cumulative redundancy / (deficiency)	(35.6)	(30.9)	(22.3)	(22.0)	(15.9)	(17.8)	(17.0)	(7.4)	(12.6)	(17.4)

Back to Contents

Loss Development Table Gross of Reinsurance and Net Reimbursements –
Total Except Mathematical Reserve

	1999	2000	2001	2002	2003	2004

	(In millions of Euro)
Reserves for unpaid loss as originally reported	250.4	276.3	299.2	302.5	305.5	328.7
Paid (cumulative) as of:
One year later	91.5	106.1	105.8	108.3	106.7
Two years later	133.0	247.3	157.9	162.9
Three year later	161.2	185.9	197.8
Four years later	191.9	215.9
Five year later	215.2

Liability re-estimated as of:
One year later	253.0	277.7	303.2	313.3	327.3
Two years later	249.3	283.3	306.3	325.5
Three year later	251.5	284.0	314.5
Four years later	256.3	303.9
Five year later	277.4
Cumulative redundancy/(deficiency)	(27.0)	(27.6)	(15.3)	(23.0)	(21.8)

For years prior to 1994, management believes that loss development was primarily influenced by the initial reserving patterns that were in force when Tranquilidade was nationalized. The privatization process was concluded at the end of 1990, and in the following years management developed the tools, information systems and management skills to allow for a controlled development of the business. The patterns shown in 1994, 1995 and 1996 therefore reflect adverse developments related to years prior to 1994. Reserving standards were reinforced after the privatization. This change can be observed in the development of losses since 1997. Accounting standards in Portugal were changed in 1994 in order to require record-keeping on an accident-year basis. However, as property lines are short-tail lines, i.e. claims are settled rapidly once made, the Portuguese regulatory authority did not require that related information be presented on an accident-year basis. Tranquilidade invested for several years in a new core information system (COGEN) and since mid-1999 has used an integrated system with more detailed information for all business lines. The above table does therefore not include data prior to 1999.

The development in loss reserves for the years 2002 and 2003 is mainly due to ESIA adjustments to motor insurance loss reserves (euro 6.5 million and euro 6.1 million, respectively). Management believes that the main adjustments have been made and that in the future the reserving and reinsurance practices applied within Tranquilidade will improve the results of ESIA’s transferred business.

The development in loss reserves for the year 2003 is also explained by euro 3.9 million reserve for unallocated loss adjustment expenses that were distributed to occurrence years prior to 2004.

In 2004, there was one claim with an estimated cost of euro 2.4 million, with reinsurers’ participation of 98%, and one claim was adjusted by euro 0.7 million with reinsurers’ participation of 77%.

In 2003, there was a large claim with an estimated cost of euro 4.7 million, with reinsurers’ participation of 73%, and one claim was adjusted by euro 1.2 million with reinsurers’ participation of 62%.

During 2002, 2003 and 2004, there were also significant changes in the underwriting policies:

•	new tariffs were systematically set for the main lines of business;

•	credibility theory, i.e. a methodology for evaluating the risk profile of customers, was systematically applied to calculate the premiums on renewed contracts; and

Back to Contents

•	an active process of canceling policies with poor results was conducted.

Those measures contributed to the overall improvement of Tranquilidade’s results.

Conditions and trends that have affected development of liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

Reinsurance
Reinsurance policies are purchased by the Group for all property-casualty business lines, adopting non-proportional and proportional treaties depending on the nature of the risks involved and the market availability of coverage, and are aimed at reducing the volatility of earnings while maintaining adequate solvency ratios. For risks outside the scope of the treaties, facultative reinsurance (i.e. reinsurance ceded on a policy by policy basis instead of the whole portfolio) is taken. The Group deals with leading reinsurers, revising annually their level of participation according to their ratings and market trends.

Non-proportional treaties are those under which claims are paid by reinsurers once the total amount of a claim or group of claims exceeds a specified amount, up to a maximum limit.

Proportional treaties, which are also known as excess of loss treaties, are those under which premiums and claims are shared with the reinsurer in a contractually determined proportion. There are two major types of proportional reinsurance treaties:

•
Quota-share treaties, under which reinsurers participate in a fixed percentage of the risks and premiums related to all policies sold by the Group in a particular line of business. The reinsurer’s participation remains constant and is not subject to limits based on the value of the risk insured or on the amount of risk retained by the Group.

•
Surplus treaties, under which the Group individually evaluates the policies sold to its customers and determines how much risk it will retain (the “retention”). The remaining risk (and a proportionate share of the premiums) is placed with a reinsurer, subject to a maximum that is defined as a multiple of the Group’s retention. For example, if the Group elects to retain 5% of the risk related to a policy, and it has a treaty with Reinsurer A to reinsure up to 15 times its retention, Reinsurer A would assume 75% of the risk related to the policy. The remaining 15% of the risk would be placed with another reinsurer.

In 2003, Tranquilidade changed its reinsurance earthquake coverage for its entire portfolio by increasing the deductible from 2% to 10% (for homeowners insurance) and 5% (for industrial and commercial insurance) of the sum insured. The market standard is now 5% for all risks.

In 2003, the reinsurance treaty for Tranquilidade’s property line of business was changed from a quota share and surplus treaty to a surplus treaty. The new retention amount was set at euro 1 million, whereas previously it had been euro 0.8 million, euro 1.0 million and between euro 1.5 and 2.5 million for homeowners, commercial and industrial lines, respectively. In the previous quota share treaty, Tranquilidade ceded to reinsurers 10% of the retention surplus treaty in the homeowners and 20% in the commercial and industrial lines.

In 2003, the health reinsurance quota share treaty (with 50% retention) was cancelled.

In 2003, the retention amount for the motor insurance and workers’ compensation excess of loss treaties were increased from euro 0.35 to 0.75 million and from euro 0.34 to 0.50 million, respectively.

In 2004, there were no significant changes in the reinsurance program of Tranquilidade.

Back to Contents

ES Seguros
The following table shows gross claims reserves by major lines of business for ES Seguros for each of 2002, 2003 and 2004:

	2002	%	2003	%	2004	%

	(In millions of Euro, except percentages)
Gross
Motor insurance	7.9	69.9%	11.5	72.8%	19.8	81.8%
Other P&C lines of business	3.4	30.1%	4.3	27.2%	4.4	18.2%

	11.3	100.0%	15.8	100.0%	24.2	100.0%

The following table shows changes in the statutory historical loss reserves for the motor insurance line of business of ES Seguros since 1999:

Loss Development Table Gross of Reinsurance and Net Reimbursements
Motor Insurance

	1998	1999	2000	2001	2002	2003	2004

	(In millions of Euro)
Reserves for unpaid loss as originally reported	0.1	0.6	2.0	3.9	7.9	11.5	19.8
Paid (cumulative) as of:
One year later	0.1	0.6	1.4	1.9	3.3	3.7
Two years later	0.1	0.7	1.5	3.1	4.1
Three year later	0.1	0.7	2.4	3.5
Four years later	0.1	0.7	2.4
Five year later	0.1	0.8
Six years later	0.1

Liability re-estimated as of:
One year later	0.1	0.9	2.3	4.5	8.2	13.4
Two years later	0.1	0.9	2.5	4.8	9.9
Three year later	0.1	0.9	2.9	5.9
Four years later	0.1	1.0	3.1
Five year later	0.1	1.1
Six years later	0.1
Cumulate redundancy/(deficiency)	–	(0.5)	(1.1)	(2.0)	(2.0)	(1.9)

ES Seguros, as a start-up company, has only operated since 1997. In recent years, based on its own experience and that of other Group companies, ES Seguros’s reserving techniques have become more effective. As a consequence, estimates are expected to become more accurate, and future adjustments are expected to be lower than those made in the past.

Reinsurance
In 2003, the retention amount for the motor insurance and multirisks (apart from earthquake exposure) excess of loss treaty was increased from euro 0.15 million to 0.20 million and did not change in 2004.

Back to Contents

Supervision and Regulation

Luxembourg

There are no applicable regulatory controls under the laws of Luxembourg that are likely to have a material impact on the Group’s future financial performance.

However, since the majority of the Group’s activities are conducted in Portugal, a summary of Portuguese banking and insurance regulations is set forth below.

Portugal

In 1997, the Bank of Portugal initiated supervision of ESFG in Luxembourg pursuant to Council Directive 92/30/EEC of April 6 1992 on the supervision of credit institutions on a consolidated basis, and since June 15, 2000 pursuant to Directive 2000/12/EC of the European Parliament and of the Council of March 20, 2000, relating to the taking up and pursuit of the business of credit institutions.

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

Capital Adequacy Requirements

Capital and Solvency Ratios. Portuguese banks are subject to solvency ratio requirements. These requirements conform to the EU directives establishing, common standards for the measurement of capital (generally referred to as the “Own Funds Directive”) and a system for weighting assets according to credit risk (generally referred to as the “Solvency Ratio Directive”) with the requirement that all credit institutions must maintain capital of at least 8% of risk-weighted assets. In particular cases, the Bank of Portugal may impose a higher solvency ratio to ensure weighting assets according to the level of risks incurred. Banks that fail to comply with these requirements are subject to various measures that may be imposed by the Bank of

Back to Contents

Portugal, including possible restrictions on dividends and imposition of fines and other sanctions on, not only the Bank, but also its directors and executive officers. The Group is in compliance with the solvency ratio requirements as defined by the Bank of Portugal.

The Basle II Capital Accord. Because Portugal is not a party to the 1988 capital accord of the Basle Committee on Banking Supervision (the “Basle Committee”), the capital adequacy requirements established by that accord are not directly applicable to the Group companies based in Portugal. Nonetheless, the Capital Adequacy Directives transposed to the Portuguese financial system regulations are strongly related to the Basle Capital Accord.

Therefore, we expect that the new Basle Capital Accord, which was finalized in June 2004 will have a strong impact on the way capital requirements are established. Namely, apart from the introduction of a capital charge for operational risks, a better alignment between capital charges and the underlying risks will take place. Furthermore, it is our expectation that the new Accord, which will be implemented in the beginning of 2007, will improve risk management practices of the entire financial system.

Minimum Cash Requirements

The minimum cash requirement is set by the ECB, and the rate of interest is the rediscount rate at which the ECB lends to the other European central banks. The failure of a bank to maintain adequate liquidity may result in (i) an increase in the cash amount required (of up to three times the original amount); or (ii) an additional payment of up to twice the rediscount rate or up to 5 basis points over that market rate.

Depositor’s Guarantee

The Depositor’s Guarantee Fund is a public law person with administrative and financial autonomy. All institutions that accept deposits must participate in this fund (except the branches of credit institutions authorized by other Member States of the European Union, which are, in principle, subject to the system of their home countries, and mutual agricultural credit banks and their Caixa Central, belonging to the Integrated Mutual Agricultural Credit System, which are covered by the Agricultural Guarantee Fund).

The financial resources of the Depositor’s Guarantee Fund are mainly composed of initial contributions from the Bank of Portugal and the participating credit institutions and, thereafter, of periodic contributions from the participating credit institutions.

The annual contributions are defined according to the monthly average of the deposits made in the previous year and to the fixed contribution rate, weighted by the solvency ratio of each institution (the lower an institution’s ratio, the higher its contribution). The annual contributions rate is defined by the Bank of Portugal annually and the rate for 2005 is 0.0375%.

If the resources are insufficient to comply with its commitments, the Depositor’s Guarantee Fund may ask for special contributions or resort to loans.

When a credit institution is unable to comply with its commitments, the Depositor’s Guarantee Fund guarantees the total repayment to depositors up to euro 25,000 per deposit (limit determined by the Decree-Law 222/99, June 22, 1999).

The deposits made in Portuguese territory are guaranteed regardless of the currency in which they are denominated, and whether the depositor is resident or non-resident in Portugal. However, some deposits are excluded from the guarantee scheme – such as those of credit institutions, financial companies, insurance companies, investment funds, pension funds and central or local administration bodies. Moreover, in order to prevent a conflict of interests, the Depositors’ Guarantee Fund does not cover deposits made by an institution’s managing bodies, qualifying shareholders, external auditors and non-financial companies under the control of the credit institution at issue, or which together with the latter belong to the same group.

Back to Contents

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

With respect to all acquisitions of holdings that result in the holding of a percentage of the voting rights or of the share capital held by such person of 2% or more, the Bank of Portugal must be notified within a period of 15 days after they occur. The Bank of Portugal will then determine if the holding is qualified or not.

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

Under the Portuguese Securities Code, art 13º, the following are considered to be companies open to public investment, “public companies” (sociedades abertas):

a)	A company incorporated through an initial public offering for subscription specifically addressed at individuals or entities resident or established in Portugal;

b)
A company that issues shares or other securities that grant the right to subscribe or acquire shares that have been the object of a public offer for subscription specifically addressed at individuals or entities resident or established in Portugal;

Back to Contents

c)	A company that issues shares or other securities that grant the right to their subscription or acquisition and are or have been listed on a regulated market situated or operating in Portugal;

d)
A company that issues shares that have been sold by public offer for sale or exchange in a quantity greater than 10% of the company’s capital directed specifically at individuals or entities resident or established in Portugal;

e)	A company created as a result of the merger of a public company or a company that incorporates, through merger, all or part of its net equity.

In addition, these requirements also apply in the case of a listed company in Portugal if any natural or legal person or persons acting in concert (including companies and their affiliates) reach or exceed a holding of 2% or 5% of the voting rights attributable to the share capital of the company or reduce such holding to an amount below either of these limits.

The Portuguese Securities Code provides that any natural or legal person or persons acting in concert (including companies and their affiliates) whose holding reaches or exceeds 33% or 50% of the voting rights attributable to the share capital of a public company, are required to launch a takeover offer for all the shares and other securities issued by the company that grant the holder the right to subscribe for or acquire shares. Such offer must be for cash or have a cash alternative. These provisions would apply in the event that ESFG increased its voting control of the Bank to more than 50%. The ESFG Group’s current voting interest in the Bank of 48.4% allows it to maintain control of the Bank, and ESFG has no present intention of increasing its percentage shareholding.

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

In the performance of its supervisory functions, it is in particular incumbent on the Bank of Portugal to:

•	monitor the activity of credit institutions;

•	oversee compliance with the rules governing the activity institutions of credit institutions;

•	issue recommendations for eliminating any irregularities detected;

•	take extraordinary reorganization measures; and

•	impose penalties on infractions.

As part of the internal market program, the European Commission and the European Council have proposed and adopted a number of regulations, directives and recommendations with respect to banking and financial services, including enacted and proposed legislation regarding capital movements, depositors’ guarantees, payment systems, collective investment companies, investment firms, public disclosure of acquisitions and dispositions of holdings in listed companies, prospectuses for the public issuance of securities, consumer credit, insider trading, mortgage credit, insurance, publication of annual accounting documents and taxation. The legislation is promoting greater competition in financial services, including areas such as securities brokerage, dealing and underwriting and providing investment advice and management in which the Bank competes.

Regulations of Portuguese Insurance Companies

Decree Law number 8-A/2002 regulates the insurance and reinsurance activities in Portugal and established the autonomy of the Portuguese Insurance Institute (“ISP”) which regulates and supervises insurance companies in Portugal.

Insurance companies are subject to minimum capital requirements which are euros 7.5 million for non-life companies with more than one branch of activity, the same amount for life companies and euros 15.0 million for companies with life and non-life activities.

The ISP is responsible for setting the accounting and solvency requirements to be followed by insurance companies in Portugal. The ISP regulations require that life and non-life insurance companies be subject to technical provisions, solvency margins and guarantee funds.

Back to Contents

The calculations of technical provisions follow methods, rules and principles established by the ISP. The technical provisions should allow an insurance company to fulfil its commitments within reasonable expectations. Required technical provisions are unearned premium reserve, unexpired risk reserve, claims reserve, provision for results’ participation and equalization reserve.

Technical provisions must be represented by assets kept separately in a permanent inventory, which cannot be offered as guarantee by the company or be subject to any lien. The nature, valuation and limits pertaining to each category of assets are established by the ISP.

Solvency margins must be sufficient to support an insurance company’s activities, with a minimum of 100%. It corresponds to the assets of the company free from any reasonably anticipated liability and excluding intangibles. As with technical provisions, the valuation criteria of these assets are established by the ISP.

Insurance companies incorporated in Portugal and branches of insurance companies incorporated outside the European Union must file annually with the ISP detailed information which allows the assessment of their global solvency. The ISP has issued rules pertaining to documentation and financial and statistical information required to be filed by insurance companies, for purposes of supervision. This includes:

•
Documentation: including reports and accounts, report from the official accounts review body (revisor oficial de contas) actuary’s report, report on attribution of costs to branches and operational areas and reports on the use of derivative products.

•	Accounts and other accounting information; general costs and provision for receivables.

•	Solvency calculations.

•	Investments: assets and other investments, derivatives, income from investments.

•
Technical provisions and technical analysis of non-life activity, including unearned premium reserve, unexpired risk reserve, claims reserve, provision for results’ participation, equalization reserve and analysis of the activities of workers compensation, motor and health.

•	Information on reinsurance.

•	Statistical analysis, including quarterly data, provisional accounts and the amounts in pension funds managed and information on personnel.

Switzerland

The Group conducts asset management and private banking activities principally through CBESSA, a wholly owned portfolio management company established in Switzerland in 1976. CBESSA is separately and solely regulated in Switzerland by the Swiss Federal Banking Commission.

Back to Contents

Organizational Structure

Unless otherwise specified, ESFG is the beneficial owner of all of the equity share capital, either itself or through subsidiary undertakings, of the following companies:

Significant Subsidiaries

Corporate name	Field of activity	Location	Ownership interest (%)	Voting Interest (%)

Advancecare – Gestão de Serviços de Saúde, SA	Managed care	Portugal	30.9	51.0
Banco Espírito Santo dos Açores, SA	Commercial banking	Azores Islands	19.1	58.2
Banco Espírito Santo, SA	Commercial banking	Portugal	32.8	49.2
BES Finance Ltd.	Financing vehicle	Cayman Islands	32.8	100.0
BES Overseas Ltd.	Financing vehicle	Cayman Islands	32.8	100.0
BES Securities SA	Brokerage house	Brazil	26.2	100.00
Banque Espírito Santo et de la Vénétie, SA	Commercial banking	France	55.1	82.0
Besaf – Bes Activos Financeiros, Lda	Assets management	Brazil	26.2	100.0
Banco Espírito Santo de Angola, SARL	Commercial banking	Angola	32.8	100.0
Banco Espírito Santo de Investimento, SA	Investment banking	Portugal	32.8	100.0
BES Investimento Brasil SA	Investment banking	Brazil	26.2	80.0
Bank Espírito Santo International Ltd	Commercial Banking	Cayman Islands	32.8	100.0
Besleasing e Factoring – Instituição Financeira de Crédito, SA	Leasing and factoring	Portugal	29.6	90.0
Banco Espírito Santo North American Capital Corp.	Financing vehicle	USA	32.8	100.0
Banco Espírito Santo do Oriente, SA	Commercial banking	Macau	32.7	99.8
BESPAR, SGPS, SA	Holding company	Portugal	66.9	66.9
Banco Espírito Santo, SA (Spanish subsidiary)	Commercial banking	Spain	32.8	100.0
BEST – Banco Eletrónico de Serviço Total, SA	Internet banking	Portugal	21.6	66.0
Banco Internacional de Crédito, SA	Commercial banking	Portugal	32.8	100.0
BIC – International Bank	Commercial banking	Cayman Islands	32.8	100.0
BM Capital, SA	Brokerage house	Spain	32.8	100.0
Cartera BJC, SA	Brokerage house	Spain	32.8	100.0
CBESSA – Compagnie Bancaire Espírito Santo SA	Asset Management	Switzerland	100.0	100.0
CÈNTIMO – Sociedade de Serviços, Lda	Custodian company	Portugal	32.8	100.0
CENTUM – Sociedade Gestora de Participações Sociais, SA	Holding company	Portugal	100.0	100.0
Capital Mais – Assessoria Financeira, SA	Advisory services	Portugal	30.9	100.0
COMINVEST – Sociedade de Gestão e Investimento Imobiliário, SA	Real-estate	Portugal	22.7	49.0
COSIM – Société Financière et Immobilière	Real-estate	France	54.9	99.7
CREDIFLASH – Sociedade Financeira para Aquisições a Crédito, SA	Consumer Credit	Portugal	32.5	100.0
Espírito Santo Prestação de Serviços, ACE	Shared services company	Portugal	32.8	100.0
Espírito Santo Belgique, SA	Representation office	Belgium	100.0	100.0
ES CAPITAL – Sociedade de Capital de Risco, SA	Venture capital	Portugal	32.7	99.7
Espírito Santo Cobranças, SA	Debt collection	Portugal	29.4	90.6
ES CONCESSÕES, SGPS, SA	Holding company	Portugal	6.6	20.0
Espírito Santo Contact Center, Gestão de Call Centers, SA	Call center services	Portugal	39.0	100.0
Espírito Santo Gestion, SA	Insurance broker	Spain	31.8	100.0
ES Interaction – Sistemas de Informação Interactivos, SA	Computer services	Portugal	33.3	100.0
Espírito Santo Investment PLC	Brokerage house	Ireland	32.8	100.0
Espírito Santo Pensiones, SGFP, SA	Asset management – Pension funds	Spain	31.8	100.0
Espírito Santo PLC	Non-bank finance company	Ireland	32.8	100.0
Espírito Santo Representações Lda	Representation office	Brazil	32.8	100.0
ES Research – Estudos Financeiros e de Mercado, SA	Advisory services	Brazil	32.8	100.0

Back to Contents

Significant Subsidiaries
Corporate name	Field of activity	Location	Ownership interest (%)	Voting Interest (%)

Espírito Santo Saúde SGPS, SA	Holding company	Portugal	27.4	41.0
Espírito Santo Equipamentos e Segurança, SA	Security equipment	Portugal	61.2	75.0
Espírito Santo Companhia de Seguros, SA	Insurance	Portugal	53.2	100.0
Espírito Santo Servicios, SA	Insurance	Spain	32.8	100.0
ES Tech Ventures, SA	Holding Company	Portugal	32.8	100.0
ES Tech Ventures DESG – Desenvolvimento Empresarial e Serviços de Gestão, SA	Advisory services	Portugal	32.8	100.0
ES VENTURE, SA	Holding Company	British Virgin Islands	100.0	100.0
Espírito Santo Activos Financeiros, SGPS, SA	Holding Company	Portugal	30.9	90.0
ESAF International Distributors Associates, Ltd	Distribution company	British Virgin Islands	30.9	100.0
Espírito Santo Participações Internacionais SGPS, SA	Holding company	Portugal (Madeira)	30.9	100.0
ESAF SA – Espírito Santo Activos Financeiros, SA	Advisory services	Spain	31.8	100.0
Espírito Santo Fundos de Investimentos Imobiliários, SA	Asset management – Mortgage funds	Portugal	30.9	100.0
Espírito Santo Fundos de Investimentos Mobiliários, SA	Asset management – Securities funds	Portugal	30.9	100.0
Espírito Santo Fundo de Pensões, SA	Asset management – Pension funds	Portugal	30.9	100.0
Espírito Santo International Management, SA	Asset management – Securities funds	Luxembourg	30.8	99.8
Espírito Santo Bank	Commercial banking	USA	32.3	98.5
Espírito Santo Bank (Panama), SA	Commercial banking	Panama	66.7	66.7
Espírito Santo e Comercial de Lisboa Inc.	Representation office	USA	32.8	100.0
Espírito Santo Overseas Ltd.	Financing Vehicle	Cayman Islands	32.8	100.0
Espírito Santo Data, SA	Computer services	Portugal	32.4	76.1
ESEGUR – Empresa de Segurança, SA	Private security services	Portugal	11.1	34.0
Espírito Santo Financial (Portugal), SGPS, SA	Holding company	Portugal	100.0	100.0
Espírito Santo Financial Consultants, SA	Portfolio management	Portugal	32.8	100.0
ESFG Overseas Ltd.	Financing vehicle	Cayman Islands	100.0	100.0
Espírito Santo Financière, SA	Holding company	Luxembourg	100.0	100.0
Esfil Properties, SA	Real-estate	Luxembourg	100.0	100.0
Espírito Santo Gestão de Instalações, Aprovisionamento e Comunicações, SA	Technical services	Portugal	32.8	100.0
Espírito Santo Gestão de Patrimónios, SA	Portfolio management	Portugal	30.9	100.0
Espírito Santo Innovation, SA	Computer services	Portugal	32.4	100.0
Espírito Santo Investimentos Lda	Investment banking	Brazil	32.8	100.0
Espírito Santo International Asset Management Ltd.	Advisory services	British Virgin Islands	15.1	49.0
Espírito Santo do Oriente – Estudos Financeiros e de Mercado de Capitais Lda	Consulting	Macau	29.5	90.0
ESSI Comunicações, SGPS, SA	Holding company	Portugal	32.8	100.0
ESSI Investimentos, SGPS, SA	Holding company	Portugal	32.8	100.0
Espírito Santo Investment SV, SA	Brokerage house	Spain	32.8	100.0
ESSI, SGPS, SA	Holding company	Portugal	32.8	100.0
ESUMÉDICA – Prestação de Cuidados Médicos, SA	Health Care	Portugal	53.6	100.0
EUROP ASSISTANCE – Companhia Portuguesa de Seguros de Assistência, SA	Private assistance	Portugal	22.1	47.0
FIDUPRIVATE – Sociedade de Serviços, Consultadoria e Administração de Empresas, SA	Consulting	Portugal	53.5	99.8
Gespar Sociedade Civil Limitada	Holding company	Brazil	32.8	100.0
JAMPUR – Trading Internacional, Lda	Support services	Portugal	32.8	100.0
KUTAYA – Trading International, Lda	Support services	Madeira Island	32.8	100.0

Back to Contents

Significant Subsidiaries
Corporate name	Field of activity	Location	Ownership interest (%)	Voting Interest (%)

LOCARENT, Companhia Portuguesa de Aluguer de Viaturas, SA	Consumer finance	Portugal	14.7	45.0
LOCAUMAT – Locaumat, SA	Leasing	France	55.1	100.0
Lusogestion, SA	Asset management	Spain	31.8	100.0
OBLOG Software, SA	Software development	Portugal	21.5	66.3
Omnium Lyonnais de Participations Industrielles, SA	Investment company	France	55.0	99.9
PARTRAN, SGPS, SA	Holding Company	Portugal	66.7	66.7
Representaciones Espírito Santo, SA	Representation office	Uruguay	32.3	100.0
QUINTA DOS CONEGOS – Sociedade Imobiliária, SA	Real-estate	Portugal	37.5	99.9
SAGEFI – Société Antillaise de Gestion Financière, SA	Consumer credit	Guadeloupe	21.4	38.8
SCI BOURDONNAIS 42 – Société Civile Immobilière	Real-estate	France	100.0	100.0
SCI Georges Mandel – Société Immobilière du 45 Avenue Georges Mandel	Real-estate	France	50.1	100.0
SGPICE Sociedade de Serviços de Gestão, SA	Management of internet portals	Portugal	10.9	33.3
SLMB – Société Lyonnaise de Marchands de Biens	Real-estate	France	55.0	99.8
SPAINVEST SA	Holding company	Luxembourg	32.8	100.0
Tagide Properties, Inc.	Holding company	USA	32.3	100.0
TRANQUILIDADE – Companhia de Seguros Tranquilidade, SA	Insurance	Portugal	66.7	100.0
TRANQUILIDADE SGPS -Unipessoal, Lda	Holding insurance	Portugal	60.5	100.0
TRANQUILIDADE-VIDA – Companhia de Seguros Tranquilidade-Vida, SA	Life Insurance	Portugal	60.5	90.5

Property, Plants and Equipment

BES, BIC, Tranquilidade and Tranquilidade-Vida own their respective headquarter buildings located in Lisbon, Portugal.

BES also owns 118 of the buildings in which its branches are located. The remaining branch premises are leased on a yearly renewable basis according to local market practice. Rentals are reviewed once a year using the Portuguese government’s official inflation index as a measure for rent increases. All such buildings are located in principal central locations within the respective area served.

Back to Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion includes forward-looking statements based on assumptions about the ESFG’s Group’s future business. The ESFG Group’s actual results could differ materially from those contained in these forward-looking statements. See “Forward-Looking Information”. The following discussion is based on and should be read together with the Consolidated Financial Statements and notes thereto that are included in this Annual Report on Form 20-F. Such financial statements and notes have been prepared in accordance with Portuguese GAAP. See “– U.S. GAAP Reconciliation” and Note 36 to the Consolidated Financial Statements for a discussion of the differences between the accounting policies of the Group under Portuguese GAAP and U.S. GAAP and a reconciliation of the Group’s Portuguese GAAP net income and shareholders’ equity to U.S. GAAP. Effective January 1, 2005, ESFG reports in accordance with International Financial Reporting Standards (IFRS). See “– Transition to International Financial Reporting Standards (IFRS)”.

Executive Summary

Espírito Santo Financial Group S.A. is a limited liability corporation (société anonyme) incorporated under the laws of Luxembourg. Through its subsidiaries, the Group engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stock broking and private banking, and a full line of insurance operations, primarily in Portugal. At December 31, 2004, the Group had total assets of euro 50.5 billion. As of that date, the Group’s gross loan portfolio was euro 29.6 billion and its net loan portfolio (i.e., total loans minus loan loss allowances) was euro 28.7 billion. In 2004, ESFG’s net income increased to euro 52.7 million from euro 35.9 million in 2003, principally as a result of lower provisions of loan losses, higher other income and lower income taxes.

Most of the Group’s operations are in Portugal, and, as a result, its revenues and net income are affected by general economic trends prevailing in Portugal. Most of its revenues, costs, assets and liabilities are denominated in euro. See “– Exchange Rates”.

The Portuguese banking markets, particularly the markets for deposit taking and mortgage lending, are characterized by strong competition. In 2004, this competition had a negative impact on the Group’s net interest income and net interest margin, i.e. net interest income as a percentage of average interest-earning assets. Net interest income declined by 3.9% from euro 743.3 million in 2003 to euro 714.3 million in 2004, and the net interest margin declined from 1.94% in 2003 to 1.76% in 2004.

The Group’s insurance operations experienced a 3.8% increase in insurance premiums in 2004 to euro 1,305.8 million. Net investment income and other income increased slightly from euro 203.2 million in 2003 to euro 208.2 million in 2004. As a result of the merger of ESIA with Tranquilidade, which took place in December 2004, the Group accounted for an extraordinary restructuring charge of euro 12.8 million.

Other key features of the Group’s 2004 results include the following:

•	Fees and commissions increased by 12.7%, from euro 356.1 million in 2003 to euro 401.3 million in 2004, driven by higher levels of fees and commissions on traditional banking services.

•
The aggregate of net trading account profits, net investment securities gains and net gains on foreign currency and financial derivatives transactions decreased by 18.0% compared to 2003. This was due to a strong decline in net gains on foreign currency and financial derivatives transactions.

•	The 3.8% growth in insurance premiums reflected moderate growth in the life and non-life business, combined with a stronger increase in the non-life bancassurance business.

•
Insurance benefits and claims and insurance underwriting and related expenses rose by 5.8% to euro 1,389.5 million in 2004, from euro 1,313.6 million in 2003, reflecting an increase in the Group’s insurance activities in 2004.

The Company holds its interests in most consolidated Group entities, including BES, Tranquilidade and Tranquilidade-Vida, indirectly through a series of subsidiaries that are controlled by the Company but in which third parties have significant minority shareholdings.

Back to Contents

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

In 2004 the Portuguese economy experienced a moderate recovery from 2003, with GDP rising by 1.0% in real terms, after having fallen by 1.1% in 2003, as a result primarily of improved domestic demand, particularly in terms of private sector consumption and investment. Household consumption, which is estimated to have grown by 2.5% (–0.3% in 2003), was driven by a small increase in disposable income and by consumer purchases that had been deferred in previous years – particularly of durable consumer goods. Investment is estimated to have risen by 2.2%, which compares with a contraction of 9.8% in 2003. This progress extended to all areas of investment except construction, which is estimated to have continued to decline. As with private consumption, the increased investment in machinery and equipment and in transport material resulted from purchases that had been postponed in previous years and were finally executed as confidence levels improved slightly and equipment needed to be replaced. Other significant events in 2004, namely the European Football Championship (Euro 2004) also drove up private sector consumption and investment.

In this context, bank loans to non-financial companies and consumer loans to individuals increased somewhat, with year-on-year growth rising from 2.7% and 2.3% respectively in 2003 to around 3.5% and 4.5% respectively in 2004. Growth in residential mortgage loans slowed somewhat during the year – after increasing by 11.8% in 2003 they rose by 11% in 2004.

Net external demand contributed negatively to GDP growth with imports, rising by 7%, outstripping the increase in exports of 4.6%. As a result, the external deficit ceased to improve, ending a trend that began in 2000, and the joint current account and capital balance deficit – a measure of the economy’s external funding needs – rose from 3.6% to 5.4% of GDP.

Although GDP increased compared to 2003, the economy’s performance was not uniform throughout the year, and in the second half of the year confidence and labour market indicators interrupted the positive trend set during the first half. In the third quarter of 2004, the unemployment rate increased, reversing a downward trend in the unemployment rate that started at the beginning of 2004. At the end of 2004, the unemployment rate reached 7.1% of the working population. In average terms, the unemployment rate rose from 6.3% in 2003 to 6.7% in 2004. A number of factors may explain the deterioration in employment in the second half of 2004: an unfavourable comparison with the period during which the Euro 2004 took place, the slowing of the economy in the euro area, and rising uncertainty levels resulting from a climate of political instability (a consequence of the call for early general elections in Portugal).

Despite the pressures associated with rising energy prices, the average inflation rate dropped from 3.3% to 2.4%. This is thought to have resulted from a more moderate rise in unit labour costs, the slowing growth in prices for industrial goods other than energy and the favourable trend in food prices, particularly unprocessed food products. Together, these factors countered the upward trend induced by the price of fuels and services (the latter being influenced by the Euro 2004).

With regard to the public finances, recourse to extraordinary revenues totalling 2.2% of GDP permitted the government to post a public deficit of 2.9% of GDP. Corrected for cyclical effects and interest-bearing expense, the budgetary balance is thought to have remained constant at 0.8% of GDP, which means that budgetary policy was not expansionary in 2004. After an announcement of the Portuguese government that the budget deficit is expected to reach 6.2% of GDP in 2005, which is above the 3% threshold set forth in the European Union Treaty, the European Commission adopted a report on the Portuguese budgetary situation on June 22, 2005 and examined Portugal’s updated stability program. This stability program foresees a reduction of the deficit to 4.8% in 2006, 2.8% in 2008 and 1.6% in 2009. The sharp deterioration in the government accounts in 2005 compared with 2003 and 2004 is a result of a re-assessment of expenditure growth and the decision not to resort to the one-off measures that had been included in previous estimates.

Back to Contents

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

Exchange Rates

A significant proportion of the Group’s assets and liabilities is denominated in currencies other than the euro. Accordingly, exchange rate fluctuations may have an impact on the Group’s reported net revenues. At December 31, 2004, approximately 10.3% of the Group’s assets and approximately 9.3% of its liabilities were denominated in currencies other than the euro, principally the U.S. dollar, the British pound and the Japanese yen. The Group hedges its exposure to foreign exchange rate fluctuations by conducting offsetting transactions in the foreign exchange markets. In 2004, the Group realized foreign exchange transaction gains in the amount of euro 33.2 million, due primarily to transactions carried out on the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exchange Risk” for more information regarding the Group’s exchange rate exposure and hedging policy.

Following the launch of the European Monetary Union at the beginning of 1999, the euro depreciated significantly against the U.S. dollar. This trend reversed in 2002 and accelerated in 2003 and 2004, as the euro strengthened relative to the U.S. dollar. At December 31, 2004, the noon buying rate for the U.S. dollar per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies, was $1.3538 per euro 1.00, compared with $ 1.2597 per euro 1.00 at December 31, 2003 and $ 1.0485 per euro 1.00 at December 31, 2002. However, since the beginning of 2005, the U.S. dollar has appreciated relative to the euro, with the noon buying rate for the U.S. dollar per euro declining to $1.2088 as of June 24, 2005. For more information on movements between the euro and the U.S. dollar over the past five years and the most recent six months, see “Item 3. Key Information – Exchange Rates”.

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

The Group has two principal segments:

•	Banking and corporate operations, comprising commercial banking, leasing, consumer credit, asset management, brokerage, factoring and others; and

•	Insurance, comprising life insurance and non-life insurance.

The Group’s segment reporting reflects the fact that the Group manages, reviews and evaluates financial information for each of the two segments separately. Revenue and expense items relating to inter-segmental transactions are booked, inter alia, as interest on deposits, insurance premiums, and fees and commissions, and are eliminated in consolidation. The Group conducts its banking activities principally through BES and BIC (commercial banking), BESI (investment banking), ESAF and CBESSA (asset management), and conducts its insurance activities through Tranquilidade (non-life insurance) and Tranquilidade-Vida (life insurance). The Company holds its interests in most consolidated Group entities, including BES, Tranquilidade and Tranquilidade-Vida, indirectly through a series of subsidiaries that are

Back to Contents

controlled by the Company but in which third parties have significant minority shareholdings. See “Item 4. Information on the Company – Key Minority Interests in Group Companies”.

In the Group’s Consolidated Financial Statements, the results of BES, Tranquilidade, and Tranquilidade-Vida are fully consolidated with (i) the economic interest of minority shareholders in the Group’s assets at year-end reflected as “minority interests” on the liability side of the balance sheet; and (ii) the average economic interest of minority shareholders presented separately as “minority interests in income of consolidated subsidiaries” in the statement of income. At December 31, 2004, minority shareholders had an economic interest of 67.2% in BES (2003: 67.3%), an economic interest of 33.3% in Tranquilidade (2003: 33.3%) and an economic interest of 39.5% in Tranquilidade-Vida (2003: 39.5%).

Recent Developments

Regulation 1606/2002 of the European Council and Parliament requires companies whose securities are admitted to trading on a regulated market of any Member State of the European Union to adopt IFRS as their primary GAAP as from January 1, 2005. For further information on the transition to IFRS, see “– Transition to International Financial Reporting Standards (IFRS)”.

Subject to the factors mentioned above, BES Group and the insurance group announced un-audited, consolidated results for the first quarter of 2005. The BES Group announced considerable growth for the first quarter in its main business areas: total customer funds were up by 8.9% and total customer loans by 10.5%. Banking income rose by 18.2%. Driven by high trading gains, net income reached euro 80.3 million in the first quarter Operating costs dropped by 6.1% due to lower pension costs related to retirements and to a considerable reduction (–17.5%) in depreciation and amortization. Provisions for credit in the amount of euro 66.1 million (+13.3%) were made. In addition to this amount, BES recorded an exceptional provision charge of euro 27 million during this quarter, due to the implementation of the IFRS impairment models. Finally, as to asset quality, the ratio of loans overdue for more than 90 days was 1.65%, compared with 1.90% in the first quarter of 2004, and respective provision coverage was at 173.8%, compared with 147% in March 2004.

Subject to the above mentioned conditions pertaining to the new accounting framework, Tranquilidade’s net profits at the end of March 2005 reached euro 5.1 million, and its combined ratio was 96.6%. ES Seguros posted a euro 1.5 million net profit and Tranquilidade Vida’s net profits reached euro 10.8 million, despite low yields in the capital markets.

Back to Contents

Results of Operations

The following table shows the Group’s income statement for the three years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002	2003	2004

	(In millions of Euro)
Net interest income	823.0	743.3	714.3
Provisions for loan losses	(231.8)	(264.0)	(218.9)

Net interest income after provisions for loan losses	591.2	479.3	495.4
Insurance income	1,074.7	1,461.2	1,514.0
Insurance claims and underwriting expenses	(1,139.1)	(1,313.6)	(1,389.5)
Other income	588.9	823.5	872.9
Other expenses	(998.3)	(1,129.9)	(1,154.7)

Income before minority interest, equity earnings and income taxes	117.4	320.5	338.1
Minority interests in income of consolidated subsidiaries	(146.4)	(217.7)	(237.0)
Equity in earnings of associated companies	(1.9)	(0.2)	0.7

Income before taxes	(30.9)	102.6	101.8

Income taxes	(14.2)	(66.7)	(49.1)

Net income	(45.1)	35.9	52.7

In 2004, the Group’s net income increased by 46.8% from euro 35.9 million in 2003 to euro 52.7 in 2004 principally due to lower provisions for loan losses, higher other income and lower income taxes, which offset a decline in net interest income, income from the Group’s insurance operations, other expenses and minority interests in income of consolidated subsidiaries.

In 2003, the Group’s net income reached euro 35.9 million, compared to a loss of euro 45.1 million in 2002. This result is principally attributable to the recovery of the insurance sector, which benefited from the significant restructuring of its investment portfolio and a better performance of its strategic investments.

Years Ended December 31, 2004 and 2003

Banking and Corporate Operations

General. Supported by the moderate recovery experienced in Portugal in 2004, the Group’s banking and corporate operations segment contributed euro 339.2 million to the Group’s income before taxes and minority interest in 2004, compared with euro 306.3 million in 2003.

Back to Contents

The following table breaks down the results of the Group’s banking and corporate operations segment for the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004

	(In millions of Euro)
Net interest income	743.3	714.3
Provision for loan losses	(264.0)	(218.9)

Net interest income after provision for loan losses	479.3	495.4
Other income	823.5	872.9
Other expenses	(996.3)	(1,029.8)
Income/(losses) in associated undertakings	(0.2)	0.7

	(173.0)	(156.2)
Income before taxes and minority interest	306.3	339.2

The increase in the income before taxes and minority interest of the Group’s banking and corporate operations segment was primarily driven by a rise in the segment’s fee and commission income, an increase in gains on disposal of investments and on trading and investment securities, and a decline in provision for loan losses, which more than offset a decline in its net interest income and a significant decline in net gains on foreign currency and financial derivatives transactions.

Net Interest Income. The Group’s net interest income comprises net interest revenues from the Group’s banking and corporate operations segment. Net interest revenues from the Group’s insurance segment are included in insurance revenues. The following table provides an overview of the net interest income of the Group’s banking and corporate operations segment for the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004

	(In millions of Euro)
Interest on loans	1,267.5	1,216.8
Interest and dividends on securities
Trading securities	59.1	49.8
Investment securities	208.5	234.5
Interest on deposits with banks	136.7	136.0

Total interest income	1,671.8	1,637.1

Interest on deposits	419.1	388.2
Interest on short-term borrowings (1)	61.7	53.1
Interest on long-term debt	447.7	481.5

Total interest expense	928.5	922.8

Net interest income	743.3	714.3

(1)	Include interest on short-time borrowings and interest on securities sold under repurchase agreements.

In 2004, the Group’s net interest income decreased by 3.9%, from euro 743.3 million in 2003 to euro 714.3 million in 2004. This decrease primarily reflects the fact that in 2004 interest rates continued to decline. In addition, this decline had a proportionally greater effect on the Group’s total interest income than on its total interest expense. The effect of lower interest rate levels more than offset the positive impact of an increase in lending volumes.

Total interest income declined by euro 34.7 million or 2.1%, from 1,671.8 million in 2003 to euro 1,637.1 million in 2004. This decline mainly reflects a decrease in interest on loans, which decreased by euro

Back to Contents

50.7 million or 4%, from euro 1,267.5 million in 2003 to euro 1,216.8 million in 2004. The drop in interest on loans in 2004 was due primarily to a reduction in the market interest rates prevailing in Portugal in line with similar trends in the rest of the European Monetary Union. Interest income on deposits with banks remained unchanged at euro 136.0 million against euro 136.7 million in 2003, while interest and dividends on securities increased by euro 16.7 million from euro 267.6 million in 2003 to euro 284.3 million in 2004 due to higher yields and increased volume in investment securities.

The negative rate impact on interest on loans was partially offset by higher volumes, which generated an additional euro 55.1 million in interest income in 2004. Gross loans grew 7.1% in 2004, from euro 27.6 billion at December 31, 2003 to euro 29.6 billion at December 31, 2004, compared with growth rates of 1.4% in 2003 and 4.4% in 2002. Net loans (i.e., total loans minus loan loss allowances) rose from euro 26.8 billion at December 31, 2003 to euro 28.7 billion at December 31, 2004. In 2004, the Group’s lending activities continued to focus on mortgage loans and loans to small and medium sized corporate clients.

Total interest expense declined by euro 5.7 million or 0.6%, from euro 928.5 million in 2003 to euro 922.8 million in 2004. The interest expense reflects a decrease in interest on deposits, which decreased by euro 30.9 million or 7.4% from euro 419.1 million in 2003 to euro 388.2 million in 2004, and in short-term borrowings and securities sold under repurchase agreements, which decreased by 13.9% from euro 61.7 million in 2003 to euro 53.1 million in 2004. In each case, the decrease was primarily attributable to lower interest rates, which generally fell in line with the overall market trend. In comparison, interest on long-term debt increased by 7.5% from euro 447.7 million in 2003 to euro 481.5 million in 2004 due to an increase in volume which was only partly offset by a decrease in average rate.

The overall decline in market interest rates affected the Group’s total interest income more than its total interest expense. Consistent with the experience of other Portuguese banks, the Group’s interest income from loans is typically more susceptible to changes in interest rate levels than its interest expense on deposits. Interest rates on loans in Portugal are typically indexed and closely track changes in market rates, whereas interest rates on deposits are fixed over a period of time (usually three to six months) and therefore take longer to adjust to changes. The asymmetric development also reflects the impact of strong competition in the retail banking sector, especially with respect to mortgage loans and deposits.

As a result of the factors described above, the average interest rate on the Group’s interest-earning assets dropped by 33 basis points, from 4.36% in 2003 to 4.03% in 2004, whereas the average interest rate on the Group’s interest-bearing liabilities fell by 10 basis points, from 2.50% in 2003 to 2.40% in 2004. See “Item 4. Information on the Company-Selected Statistical Information-Average Balance Sheets and Interest Rates” for additional statistical information on the Group’s interest-earning assets and interest-earning liabilities and the interest income and expense associated with them.

In absolute terms, the decline in net interest income was greatest in the Group’s banking business, where it declined by euro 24.1 million or 3.5%, from euro 697.1 million in 2003 to euro 673.0 million in 2004 due to the factors discussed above. The Group’s business with the second greatest decline was consumer credit, where net interest income declined by euro 20.0 million, or 61.5%, from euro 32.5 million in 2003 to euro 12.5 million in 2004. The magnitude of the decline primarily reflects the Credibom disposition at June 30, 2003. Net interest income from leasing and factoring activities increased by euro 6.8 million or 13.7%, from euro 49.8 million in 2003 to euro 56.6 million in 2004.

Back to Contents

Provision for Loan Losses. Provisions for loan losses solely comprise only loan loss provisions made by the Group’s banking and corporate operations segment. Loan loss provisions represent additions to loan loss allowances less reversals of allowances previously made and recoveries. The following table provides an overview of the loan loss provisions of the Group’s banking and corporate operations segment for the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004

	(In millions of Euro)
Charges for the year	367.9	310.8
Write-back for the year	(92.4)	(71.8)
Recoveries of loans previously charged off	(11.5)	(20.1)

	264.0	218.9

Loan loss provisions decreased by 17.1%, from euro 264.0 million in 2003 to euro 218.9 million in 2004. As a percentage of net interest income, loan loss provisions decreased from 35.5% in 2003 to 30.6% in 2004. The overall decrease in loan loss provisions was driven by a decrease in sovereign and other risks and category risk, together with an increase in recoveries on loans previously charged off. Provisions for sovereign and other risks declined from euro 32.8 million in 2003 to euro 1.4 million in 2004, following an extraordinary charge of euro 34.0 million made in 2003 for Angola debt. Specific loan loss provisions remained stable at euro 183.3 million against euro 180.6 million in 2003, while provisions for category risk decreased from euro 50.6 million in 2003 to euro 34.2 million in 2004, reflecting both the improved economic environment in Portugal and the relatively high level of provisioning made in 2002 and 2003.

After write-offs in the amount of euro 173.6 million, specific and category risk allowances increased by 5.0%, from euro 779.4 million in 2003 to euro 818.7 million in 2004, which was in line with the overall increase of the portfolio and reflected the economic environment in Portugal, while allowance for sovereign and other risks decreased from euro 40.7 million in 2003 to euro 10.7 million in 2004, due to the euro 30.7 million write-off for the Angola debt in 2003. As a result of the factors described above, loan loss allowances as a percentage of total gross loans declined from 2.97% in 2003 to 2.81% in 2004.

Overdue loans decreased by 13.9%, from euro 663.2 million in 2003 to euro 570.8 million in 2004, mainly due to the write-off during the year of euro 204.3 million of overdue loans, therefore bringing the ratio of non-performing loans to total gross loans to 1.9% in 2004, compared with 2.4% in 2003. Loan loss allowances as a percentage of overdue loans increased to 145.3% in 2004, from 123.7% in 2003. The increase in the coverage ratio is mainly attributable to the fact that at the level of BESV (the French subsidiary of the Group) overdue loans decreased by euro 73.8 million, whereas loan loss provisions decreased only by euro 9.9 million since some of the loans classified as overdue in 2003 were performing and were therefore provisioned at a lower level. The coverage ratio discussed above reflects the combined effect of the Bank of Portugal’s rules and the Group’s policies regarding the management of problem loans. See “Item 4. Information on the Company-Selected Statistical Information-Provision and Allowance for Loan Losses” for more information on the Group’s loan loss provisioning and an explanation of the underlying policies, including the requirements of the Bank of Portugal.

Other Income. The following table provides an overview of the other income of the Group’s banking and corporate operations segment for the years ended December 31, 2003 and 2004:

Back to Contents

	Year ended December 31,
	2003	2004

	(In millions of Euro)
Fee and commission income	356.1	401.3
Net trading account gains (losses)	21.4	52.4
Net gains (losses) on investment securities	28.7	105.0
Net gains on foreign currency and financial derivatives transactions	182.3	33.2
Other operating income	235.0	281.0

Total other income	823.5	872.9

Fee and commission income increased by 12.7%, from euro 356.1 million in 2003 to euro 401.3 million in 2004. This increase was driven by a rise in fees and commissions generated from traditional banking services, such as the management of loans, the extension of guarantees, collections on discount bills, and account management and custodial services.

Net trading account profits, net investment securities gains and net gains on foreign currency and financial derivatives transactions in the aggregate decreased by 18.0%, from euro 232.4 million in 2003 to euro 190.6 million in 2004, reflecting the financial market conditions experienced in 2004. The tightening of credit spreads enabled the Group to realize gains on trading and investment securities, which together increased from euro 50.1 million in 2003 to euro 157.4 million in 2004. However, this increase was more than offset by a decrease on foreign currency and financial derivatives transactions from euro 182.3 million in 2003 to euro 33.2 million in 2004, mainly attributable to the unwinding of hedging transactions related to the sale of the trading and investment securities described above.

Other operating income, which includes cost reimbursements, revenues from investment banking activities, such as mergers and acquisitions and project finance, interest income from loans on non-accrual status, extraordinary gains realized upon the disposition of investments in subsidiaries, gains achieved upon the disposal of fixed and other assets and other trading income, increased by 19.6%, from euro 235.0 million in 2003 to euro 281.0 million in 2004. The main contributions to this increase are gains generated on the sale of subsidiaries and equity holdings which amounted to euro 121.8 million in 2004 against similar income of euro 65.3 million in 2003.

Insurance Operations

The Group’s insurance segment contributed a loss of euro 0.4 million to the Group’s income before taxes and minority interest in 2004, compared with a gain of euro 14.0 million in 2003. The loss in 2004 was mainly attributable to a restructuring charge of euro 12.8 million included under other expenses (see Note 26 to the Consolidated Financial Statements), in connection with the merger of ESIA and Tranquilidade completed in December 2004. The following table breaks down the results of the Group’s insurance activities for the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004

	(In millions of Euro)
Insurance income	1,461.2	1,514.0
Insurance claims and underwriting expenses	(1,313.6)	(1,389.5)

Other insurance expenses	(133.6)	(124.9)

Insurance income before taxes and minority interest	14.0	(0.4)

Back to Contents

Insurance income. The following table provides an overview of the income of the Group’s insurance segment for the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004

	(In millions of Euro)
Insurance premiums
– life sector	859.3	898.7
– non-life sector	398.7	407.1

Total insurance premiums	1,258.0	1,305.8

Other insurance income
– Net investment income	187.7	189.4
– Other income	15.5	18.8

Total other insurance income	203.2	208.2

Total insurance revenues	1,461.2	1,514.0

The Group’s insurance revenues increased by 3.6%, from euro 1,461.2 million in 2003 to euro 1,514.0 million in 2004. This increase reflects the fact that the Group’s bancassurance program, which involves the sale of Tranquilidade’s life insurance products through BES’s and BIC’s branch network, continued to grow but at a slower rate than in the past, due to increasing competition in the market. In 2004, 92.5% of sales of these products were made through BES and BIC. See “Item 4. – Information on the Company – The Group’s Business – Insurance” for more information on the bancassurance program.

Life-insurance premiums increased by 4.6%, from euro 859.3 million in 2003 to euro 898.7 million in 2004, reflecting premiums generated by the following Tranquilidade-Vida’s products:

•
PPRs (retirement saving schemes): In 2004, the Group’s premium income from PPRs increased by 4.2% to euro 412.9 million from euro 396.3 million in 2003, which is below the growth rate of 15.1% for the Portuguese PPR market as a whole.

•
Traditional life insurance (term products): In 2004, the traditional life insurance business (i.e., credit related life insurance products sold through BES’s and BIC’s branch network as well as through the Group’s network of agents) increased by 3.9% from euro 67.1 million to euro 69.7 million,

•
Capitalization products (financial products without insurance risk): In 2004, premiums increased by 5.2% from euro 395.3 million to euro 416.0 million, though growth was limited due to strong competition in the market.

In the non-life sector, insurance premiums earned increased by 2.1% to euro 407.1 million in 2004 from euro 398.7 million in 2003, reflecting an increase in Tranquilidade’s premiums, which, after intra-group elimination, increased by 2.4% in 2004 to euro 322.0 million from euro 314.6 million in 2003. This increase is in line with the strategic decision to screen out insurance contracts involving a high degree of risk and an increase in insurance premiums at ES Seguros, which in 2004 achieved income of euro 56.7 million compared to 47.1 million in 2003. This increase was partially offset by a decrease in insurance premiums at ESIA from euro 37.0 million in 2003 to euro 28.4 million in 2004, as a result of the restructuring of the companies’ operations in connection with the merger of ESIA and Tranquilidade in December 2004.

Other insurance income. In 2004, the Group achieved net investment income of 189.4 million, compared with euro 187.7 million in 2003. Other income in 2004 increased by 21.3% from euro 15.5 million to euro 18.8 million and includes profit on the sale of real estate in the amount of euro 1.8 million.

Insurance expenses. The following table provides an overview of the expenses of the Group’s insurance segment for the years ended December 31, 2003 and 2004:

Back to Contents

	Year ended December 31,
	2003	2004

	(In millions of Euro)
Insurance benefits and claims	1,228.9	1,303.6
Insurance underwriting and related expenses	84.7	85.9
Other insurance expenses	133.6	124.9

	1,447.2	1,514.4

Insurance benefits and claims increased by 6.1% or euro 74.7 million, from euro 1,228.9 million in 2003 to euro 1,303.6 million in 2004.

Benefits and claims in the non-life insurance business, which comprise gross claims and changes in claims and other reserves, increased by 11.3% from euro 218.0 million in 2003 to euro 242.2 million in 2004. The 4.9% decrease in claims from euro 237.4 million in 2003 to euro 225.5 million in 2004 was offset by an increase in changes in claims and other reserves which amounted to euro 16.7 million in 2004 against an income item of euro 19.4 million in 2003 due to the settlement in 2003 of several long-outstanding cases on better terms than expected.

Benefits and claims in the life insurance business, including participation to results, increased by 4.9%, from euro 1,010.9 million in 2003 to euro 1,060.9 million in 2004, reflecting the increase of the Group’s insurance business. Claims incurred, including changes in claims reserves, decreased by 11.0% from euro 571.2 million in 2003 to euro 508.1 million in 2004. The following table shows the evolution of life insurance benefits and claims by products in each of 2003 and 2004:

	Year ended December 31,
	2003	2004

	(In millions of Euro)
PPR	117.9	124.3
Traditional life-insurance	29.8	25.7
Capitalization products	423.5	358.1

	571.2	508.1

The increase in claims related to PPR products reflects the growth of the Group’s insurance portfolio over the past years while the decline in traditional life insurance products was essentially due to the decrease in claims in this category. The decrease in capitalization products mainly reflects the fact that fewer capitalization products policies matured in 2003 than in 2004.

The charge for changes in life assurance reserves increased by 29.0% or euro 119.2 million to euro 530.7 million in 2004, reflecting adjustments made to reflect the upward trend in claims in this area.

Underwriting and related expenses for life and non-life insurances increased slightly by euro 1.2 million from euro 84.7 million in 2003 to euro 85.9 million in 2004. Underwriting expenses decreased by euro 0.4 million, while reinsurance premiums increased by euro 1.6 million, reflecting the settlement of long-outstanding claims in 2003, which resulted in higher reinsurance premiums.

Back to Contents

Group – Other Expenses

The following table provides an overview of other expenses for the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004

	(In millions of Euro)
Salaries and benefits	444.7	471.5
Occupancy costs	53.5	47.6
Depreciation and amortization	157.2	149.3
Other expenses	474.5	486.1

Total other expenses	1,129.9	1,154.7

Other expenses increased by 2.2%, from euro 1,129.9 million in 2003 to euro 1,154.7 million in 2004. Salaries and benefits increased 6.0%, from euro 444.7 million in 2003 to euro 471.5 million in 2004, mainly due to an increase in pension plan expenses from euro 78.2 million in 2003 to euro 90.8 million in 2004. The increase in pension plan expenses reflects a rise in depreciations of deferred actuarial losses and early retirement charges, all made in accordance with the rules issued by the Bank of Portugal and the ISP in 2003. Other expenses in 2004 include euro 17.3 million in restructuring cost, of which euro 12.8 million relate to the merger of ESIA into Tranquilidade at the end of 2004 and euro 4.5 million (2003: euro 12.7 million) booked at Tranquilidade relating to redundancy costs resulting from a restructuring plan initiated in December 2001 and which was concluded in 2004. Allocations to the provision for general banking risks, also part of other expenses, declined from euro 91.5 million in 2003 to euro 9.1 million in 2004, mainly due to the inclusion in 2003 of the gain realized upon the Credibom disposition in the amount of euro 65.3 million. The provision for other liabilities and charges increased from euro 32.6 million to euro 97.3 million, which was mainly used for an extraordinary charge of euro 56.6 million related to a foreign exchange loss on the sale of investments in associated companies. This sale, however, also generated an extraordinary gain of euro 39.5 million, which was recorded under “Other operating income”. See Note 22 to the Consolidated Financial Statements. Other expenses also included approximately euro 6.0 million of marketing expenses in connection with the Football European Championship, euro 12 million related to the development of new projects such as Basle II and IFRS adoption and euro 4.1 million (2003: euro 4.5 million) of interest on Tranquilidade-Vida subordinated debt issued in December 2002.

Depreciation and amortization charges declined by 5.0% from euro 157.2 million in 2003 to euro 149.3 million in 2004 essentially due to an extraordinary depreciation charge of euro 6 million incurred in 2003 on intangible assets, mainly software, and a more restrictive policy in investments in tangible assets.

Minority Interests in Income of Consolidated Subsidiaries and Equity in Earnings of Associated Companies. Minority interests consist of that portion of the earnings and losses of less-than-wholly-owned consolidated subsidiaries that is attributable to the other shareholders of these subsidiaries. The following table provides an overview of minority interests in the income of consolidated subsidiaries and the equity in earnings of associated companies for the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004

	(In millions of Euro)
Minority interests in income of consolidated Subsidiaries	(217.7)	(237.0)
Equity in earnings of associated companies	(0.2)	0.7

Minority interests includes dividends paid on preference shares issued by the Group’s subsidiaries, BES Finance, ESOL and ESFG Overseas Ltd. Such dividends amounted to euro 48.0 million in 2003 and euro 51.9 million in 2004, further to the overall increase of the preference shares issued (see Note 17 to the Consolidated Financial Statements).

Back to Contents

Income Taxes. The following table provides an overview of income taxes for the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004

	(In millions of Euro)
Income taxes	(66.7)	(49.1)

Income taxes consist of corporate income tax, municipal taxes and similar foreign taxes. Income taxes decreased to euro 49.1 million in 2004 from euro 66.7 million in 2003. The decrease results mainly from the change in corporate nominal tax rate from 30% in 2003 to 25% in 2004. As a result, the Group’s effective tax rate declined from 24.5% in 2003 to 17.1% in 2004.

Shareholders’ equity. Shareholders’ equity increased by euro 45.4 million in 2004, from euro 84.3 million in 2003 to euro 129.7 million in 2004. Shareholders’ equity includes also euro 483.0 million of goodwill written-off against reserves. As of December 31, 2004 ESFG share capital in the amount of euro 479,085,550 was represented by 47,908,555 common shares, with a face value of € 10 each, which were subscribed and fully paid. On a Portuguese GAAP basis, return on average shareholders’ equity was 49.56% in 2004 compared to 122.01% in 2003. On U.S. GAAP basis, return on average shareholder’s equity was 8.65% in 2004 compared to 16.01% in 2003. See “Item 4. Information on the Company – Selected Statistical Information – Return on Equity and Assets” and Note 18 to the Consolidated Financial Statements.

Years Ended December 31, 2002 and 2003

Banking and Corporate Operations

General. Despite the unfavourable economic environment prevailing in Portugal in 2003, the Group’s banking and corporate operations segment contributed euro 306.5 million to the Group’s income before taxes and minority interest in 2003, compared with euro 295.5 million in 2002.

The following table breaks down the results of the Group’s banking and corporate operations segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003

	(In millions of Euro)
Net Interest income	823.0	743.3
Provision for loan losses	(231.8)	(264.0)

Net interest income after provision for loan losses	591.2	479.3
Other income	588.9	823.5
Other expenses	(882.7)	(996.1)
Income/(losses) in associated undertakings	(1.9)	(0.2)

Income before taxes and minority interest	295.5	306.5

The increase in the income before taxes and minority interest of the Group’s banking and corporate operations segment was primarily driven by a rise in the segment’s net trading account profits, net investment securities gains and fee and commission income, which more than offset a decline in its net interest income, higher levels of loan loss provisions and lower levels of net gains on foreign currency and derivatives transactions. In addition, the increase reflects the Group’s efforts to control its operating expenses.

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

Back to Contents

	Year ended December 31,
	2002	2003

	(In millions of Euro)
Interest on loans	1,489.6	1,267.5
Interest and dividends on securities
Trading securities	98.0	59.1
Investment securities	180.5	208.5
Interest on deposits with banks	119.6	136.7

Total interest income	1,887.7	1,671.8

Interest on deposits	524.1	419.1
Interest on short-term borrowings(1)	89.4	61.7
Interest on long-term debt	451.2	447.7

Total interest expense	1,064.7	928.5

Net interest income	823.0	743.3

(1)	Include interest on short-time borrowings and interest on securities sold under repurchase agreements.

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

Back to Contents

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

The overall decline in market interest rates affected the Group’s total interest income more than its total interest expense because, as discussed above with respect to net interest income for 2004, consistent with the experience of other Portuguese banks, the Group’s interest income from loans is typically more susceptible to changes in interest rate levels than its interest expense on deposits.

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

	(In millions of Euro)
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

Overdue loans increased by 8.6%, from euro 610.9 million in 2002 to euro 663.2 million in 2003, principally reflecting the unfavourable macroeconomic environment. The ratio of overdue loans to total gross loans rose to 2.4% in 2003, compared with 2.25% in 2002. Loan loss allowances as a percentage of overdue loans declined to what management believes is still an appropriate level of 123.7%, in 2003, from 128.1% in 2002. The decline in the coverage ratio is mainly attributable to the fact that at the level of BESV (the French subsidiary of the Group) overdue loans increased by euro 45.9, whereas loan loss provisions rose only by euro 2.2 million. The reason why the growth in BESV’s loan loss provisions was less than the increase in

Back to Contents

its overdue loans is that euro 46.3 million of this increase related to loans which, although classified as overdue, are performing. Accordingly, management of BESV determined that, in light of recent trends in the borrowers’ financial situation and the fact that these loans are performing, some, though not a full, provision should be made for these loans. Nonetheless, pursuant to Bank of France regulations, the full amount of loans for which any provision has been made is to be classified as overdue/non-performing. The coverage ratios discussed above reflect the combined effect of the Bank of Portugal’s rules and the Group’s policies regarding the management of problem loans. See “Item 4. Information on the Company-Selected Statistical Information-Non-performing Loans and Respective Allowances” for more information on the Group’s loan loss provisioning and an explanation of the underlying policies, including the requirements of the Bank of Portugal.

Other Income. The following table provides an overview of the other income of the Group’s banking and corporate operations segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003

	(In millions of Euro)
Fee and commission income	297.5	356.1
Net trading account profits/(losses)	(47.3)	21.4
Net investment securities gains/(losses)	(30.2)	28.7
Net gains on foreign currency and financial derivatives transactions	216.5	182.3
Other operating income	152.4	235.0

Total other operating income	588.9	823.5

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

Net trading account profits, net investment securities gains and net gains on foreign currency and financial derivatives transactions increased by 67.2%, from euro 139.0 million in 2002 to euro 232.4 million in 2003. The substantial increase reflects the combined effect of several factors. First, based on the assumption that the slowdown of the European economy would lead to a reduction in long-term interest rates, the Group took long interest rate risk positions, which permitted it to take advantage of the decline in interest rate levels that occurred in the first half of 2003. Second, the tightening of credit spreads in most sectors of the Portuguese economy, mainly during the second half of 2003, permitted the Group to achieve substantial trading gains in both debt instruments and credit derivatives. Third, the Group was able to achieve gains trading the shares of blue chip companies in Portugal, whose stock prices rose throughout 2003, as equity markets recovered.

Other operating income, which includes cost reimbursements, revenues from investment banking activities, such as mergers and acquisitions and project finance, interest income from loans on non-accrual status, the extraordinary gain realized upon the disposition of Credibom, gains achieved upon the disposal of fixed and other assets and other trading income, increased by 54.2%, from euro 152.4 million in 2002 to euro 235.0 million in 2003, As noted above, the principal factor causing this increase was the sale by the Group of shares amounting to 45% of Credibom’s share capital. This transaction generated a one-time gain of euro 65.3 million, which was fully allocated to the provision for general banking risks (which allocation is reflected in other expenses) and, as a result, had no effect on the Group’s net income in 2003.

Back to Contents

Insurance Operations

The Group’s insurance segment contributed a gain of euro 14.0 million to the Group’s income before taxes and minority interest in 2003, compared with a loss of euro 178.1 million in 2002. The following table breaks down the results of the Group’s insurance activities for the years ended December 31, 2002 and 2003.

	Year ended December 31,
	2002	2003

	(In millions of Euro)
Insurance income	1,074.7	1,461.2
Insurance expenses	1,252.8	1,447.2

Insurance Income before taxes and minority interest	(178.1)	14.0

Insurance income. The following table provides an overview of the income of the Group’s insurance segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003

	(In millions of Euro)
Insurance premiums
– life sector	702.1	859.3
– non-life sector	378.2	398.7

Total insurance premiums	1,080.3	1,258.0
Other insurance income
– Net investment income	(7.6)	187.7
– Other income	2.0	15.5

Total other insurance income	(5.6)	203.2

Total insurance revenues	1,074.7	1,461.2

The Group’s insurance revenues increased by 36.0%, from euro 1,074.7 million in 2002 to euro 1,461.2 million in 2003. This increase reflects the fact that the Group’s bancassurance program, which involves the sale of Tranquilidade’s life insurance products through BES’s and BIC’s branch network, continued to be successful. In 2003, 92.5% of sales of these products were made through BES and BIC. See “Item 4. – Information on the Company – The Group’s Business – Insurance” for more information on the bancassurance program.

Life-insurance premiums increased by 22.4%, from euro 702.1 million in 2002 to euro 859.3 million in 2003, reflecting premiums generated by the following Tranquilidade-Vida products:

•
PPRs (retirement saving schemes): In 2003, the Group’s premium income from PPRs increased by 18.8% to euro 396.3 million (according to the ISP, the Portuguese PPR market as a whole grew at a rate of 14.5%).

•
Traditional life insurance (term products): While the Group’s most profitable products in the traditional life insurance business (i.e., credit related life insurance products sold through BES’s and BIC’s branch network as well as through the Group’s network of agents) increased by 16.5% and accounted for euro 51.8 million of the Group’s insurance premiums in 2003, the Group’s overall premium income from traditional life insurance products rose only by 5.8 % to euro 63.1 million in 2003.

Back to Contents

•
Capitalization products (financial products without insurance risk): After a period during which the Group did not actively market capitalization products, in 2003, the Group resumed the marketing of these products, which resulted in an increase of 30.9% to euro 394.8 million, mainly due to strong growth of unit-linked products, where premiums increased by 78.1% to euro 226.8 million in 2003.

In the non-life sector, insurance premiums earned increased by 5.4%, to euro 398.7 million in 2003 from euro 378.2 million in 2002, reflecting a decrease in Tranquilidade’s premiums, which declined 1.3% in 2003 to euro 314.6 million following a strategic decision to screen out insurance contracts involving a high degree of risk and to review tariffs, the effect of which was more than offset by an increase in insurance premiums at ES Seguros and ESIA which in 2003 achieved income of euro 47.1 million and euro 37.0 million, respectively, compared to euro 36.9 million and euro 34.1 million, respectively, in 2002.

Other insurance income.     In 2003, the Group achieved net investment income of euro 187.7 million, compared with a loss of euro 7.6 million in 2002. This positive development was a result of a restructuring of the Group’s investment portfolio carried out with a view to reducing its exposure to the equity capital markets and the markets’ changing expectations regarding interest rates and structured products. To a lesser extent, the gain in 2003 also reflected a recovery of the equity markets and favorable interest rate movements. The effect of these factors was partially offset by the charge of euro 70.8 million in 2003 to completely write off its deferred losses incurred in connection with its investment portfolio in 2001.

Other income in 2003 included profit on the sale of real estate for euro 7.7 million and previous year income for euro 2.2 million.

Insurance expenses.     The following table provides an overview of the expenses of the Group’s insurance segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003

	(In millions of Euro)
Insurance benefits and claims	1,053.1	1,228.9
Insurance underwriting and related expenses	86.0	84.7
Other insurance expenses	113.7	133.6

	1,252.8	1,447.2

Claims and benefits increased by 16.7% or euro 175.8 million, from euro 1,053.1 million in 2002 to euro 1,228.9 million in 2003.

Benefits and claims in the non-life insurance area, which comprise gross claims and changes in claims and other reserves, decreased by 7.3%, from euro 235.2 million in 2002 to euro 218.0 million in 2003. While gross claims increased by 6.2% from euro 223.5 million in 2002 to euro 237.4 million in 2003, changes in claims and other reserves resulted in an income item of euro 19.4 million in 2003 compared with an expense item of euro 11.7 million in 2002, mainly attributable to the settlement in 2003 of several long-outstanding cases on better terms than expected.

Benefits and claims in the life insurance area, including participation to results, increased by 23.6%, from euro 817.9 million in 2002 to euro 1,010.9 million in 2003.

Back to Contents

Claims incurred, including changes in claims reserves, increased by 51.7% from euro 376.5 million in 2002 to euro 571.2 million in 2003. The following table shows the evolution of life insurance benefits and claims by products in 2002 and 2003:

	Year ended December 31,
	2002	2003

	(In millions of Euro)
PPR	90.7	117.9
Traditional life-insurance	80.7	29.8
Capitalization products	205.1	423.5

	376.5	571.2

The increase in claims related to PPR products reflected the growth of the Group’s insurance portfolio over the past years while the decline in traditional life insurance products was essentially due to the termination in 2002 of a contract with deferred annuities. The increase in capitalization products mainly reflected the fact that a larger number of capitalization products policies matured in 2003 (euro 300 million) than in 2002 (euro 60 million).

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

	(In millions of Euro)
Salaries and benefits	441.8	444.7
Occupancy costs	55.2	53.5
Depreciation and amortization	156.2	157.2
Other expenses	345.1	474.5

Total other expenses	998.3	1,129.9

Total other expenses increased by 13.2%, from euro 998.3 million in 2002 from euro 1,129.9 million in 2003. Salaries and benefits increased only slightly, from euro 441.8 million in 2002 to euro 444.7 million in 2003, despite the fact that pension plan expenses increased from euro 63.1 million in 2002 to euro 78.2 million in 2003, offsetting the decrease in actual salaries paid. The substantial increase in pension plan expenses reflected a rise in depreciations of deferred actuarial losses and early retirement charges, all made in accordance with rules published by the Bank of Portugal. Other expenses in 2003 included an extraordinary charge of euro 12.7 million at Tranquilidade relating to redundancy costs resulting from a restructuring plan initiated in December 2001, allocations to the provision for general banking risks in the amount of euro 91.5 million, including the gain realized upon the Credibom disposition, which amounted to euro 65.3 million,

Back to Contents

and provisions made for certain sovereign risks. Also included under this caption are euro 4.5 million of interest on Tranquilidade-Vida subordinated debt issued in December 2002.

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

	(In millions of Euro)
Minority interests in income of consolidated subsidiaries	(146.4)	(217.7)
Equity in earnings of associated companies	(1.9)	(0.2)

Minority interests includes dividends paid on preference shares issued by the Group’s subsidiaries, BES Finance, ESOL and ESFG Overseas Ltd which amounted to euro 45.8 million in 2002 and euro 48.0 million in 2003.

Income Taxes.     The following table provides an overview of income taxes for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003

	(In millions of Euro)
Income taxes	(14.2)	(66.7)

Income taxes consisted of corporate income tax, municipal taxes and similar foreign taxes. Income taxes increased to euro 66.7 million in 2003 from euro 14.2 million in 2002. The increase resulted from the fact that Tranquilidade-Vida recognized a deferred tax asset of euro 35.9 million in 2002 but did not defer any taxes in 2003. In addition, the Group experienced a decrease in the amount of tax-exempt income from offshore branches and the amount of tax-deductible early retirements items. As a result of these factors, the Group’s effective tax rate rose from 19.9% in 2002 to 24.5% in 2003.

Shareholders’ equity.     Shareholders’ equity increased by euro 44.0 million in 2003, from euro 40.3 million in 2002 to euro 84.3 million in 2003, including the sale in 2003 of euro 35.9 million of treasury stock. Shareholders’ equity included also euro 486.4 million of goodwill written-off against reserves. As of December 31, 2003 ESFG share capital in the amount of euro 479,085,550 was represented by 47,908,555 common shares, with a face value of € 10 each, which were subscribed and fully paid. On a Portuguese GAAP basis, return on average shareholders’ equity was 122.01% in 2003 compared to (83.75)% in 2002. On U.S. GAAP basis, return on average shareholder’s equity was 16.01% in 2003 compared to (79.06)% in 2002. See “Item 4. Information on the Company – Selected Statistical Information – Return on Equity and Assets” and Note 18 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Sources and Uses of Funds

Group

ESFG’s source of internally-generated funds is dividend income derived from its interests in the Group’s material subsidiaries, which are Portuguese companies. The Group is not subject to any material restrictions on its ability to transfer funds from Group companies to the holding company, as Portuguese law does not impose limits on the ability of subsidiaries to transfer funds in the form of cash dividends to the parent company. The Company uses internally-generated funds to pay dividends to its shareholders. In 2004, the Company posted a profit of euro 15.2 million and a dividend in the amount of euro 0.20 per share was

Back to Contents

paid on June 22, 2005. See “Item 3. Key Information – Selected Consolidated Financial Data – Dividends” for more information on the Company’s dividend policy.

In recent years, due to the Group’s acquisition of controlling interests in Tranquilidade and BES as well as capital increases in these entities, the Group was required to supplement its sources of funds by issuing corporate debt securities and engaging in short-term and long-term borrowings at the holding company level or through certain subsidiaries.

Pursuant to authority for a share buy-back program originally authorized in December 1998, the Company acquired up to 4.7 million shares, which it subsequently sold by the end of 2003. Total proceeds of the sale amounted to euro 40.4 million and are part of the cash balance maintained at the Company. As of June 24, 2005, the Company did not hold any of its own shares.

In November 2001, the Company issued euro 200.0 million principal amount of 4.75% Convertible Bonds due 2006. In February 2002, the Company issued euro 110.0 million 3.47% Convertible Bonds due 2007 to replace existing debt issues. For more information on the Group’s outstanding convertible bonds, see Note 16 to the Consolidated Financial Statements. ESFG intends to support the expected further growth of its operations in 2005 with cash generated from operations.

The following table summarizes the origination and investment of the Group’s cash flows for the years ended December 31, 2002, 2003 and 2004. For more details, see “Item 18. Financial Statements – Consolidated Statements of Cash Flows”:

	Year ended December 31,
	2002	2003	2004

	(In millions of Euro)
Cash and cash-equivalents at beginning of the year	4,024.5	5,434.0	6,138.0
Net cash provided by operating activities	1,179.6	1,176.9	(715.3)
Net decrease in interest-earning deposits	190.4	145.5	294.6
Net increase in loans and advances to customers	(1,264.7)	(536.4)	(2,169.3)
Net decrease in securities and other investing activities	(610.7)	(549.5)	(335.6)
Net increase/(decrease) in deposits taken	816.6	(339.0)	234.9
Net increase in corporate borrowings and long term debt	441.1	1,537.2	2,141.5
Net proceeds from subsidiaries’ share capital increase	421.4	—	5.2
Net increase/(decrease) in other financing activities	278.5	(712.7)	(7.1)
Dividends paid	(70.9)	(53.9)	(60.0)
Net (increase)/decrease in treasury shares	28.2	35.9	—

Cash and cash-equivalent at the end of the year	5,434.0	6,138.0	5,526.9

Banking and Corporate Operations

The primary source of funds for the Group’s banking and corporate operations is its deposit base, which consists primarily of demand and time deposits and deposits from other banks and cash flow generated by its operations. Because the Group’s lending activity is focused on mortgage loans and its ability to increase its customer deposits base is increasingly limited due to the high level of household indebtedness, funding is also provided in the form of net proceeds from long-term borrowings and the issuance of debt securities. In 2002, BES increased the authorized amount under its Euro Medium Term Note program to euro 7.0 billion and in 2004 to an authorized amount of euro 10.0 billion. In total, BES has issued, and had outstanding as of December 31, 2004, euro 5.3 billion of senior debt and euro 1.7 billion of subordinated debt under the program. In addition, BES, BIC and BESI have each issued bonds in Portugal. For a discussion of the increase in the deposit base, see “Item 5. Operating and Financial Review” and “Item 4. Information on the Company – Selected Statistical Information – Description of Assets and Liabilities – Deposits”. For information on these and other borrowings, see Note 15 to the Consolidated Financial Statements.

Back to Contents

During 2002, BES increased its nominal share capital from euro 1,000 million to euro 1,500 million, resulting in a net cash inflow of euro 550 million of which euro 176.6 million was provided from within the Group. BES’s Board of Directors intends to use this new capital for general corporate purposes, while maintaining the BES Group’s traditional strong solvency levels.

The Group’s primary use of funds is to extend loans to customers. The remaining resources are used to finance the Group’s recurring financial markets activity, such as investments in securities and other interest earning assets.

The Bank expects capital expenditures for 2005 to be approximately euro 161.0 million, the majority of which will be used to continue updating the Bank’s management information system and to implement a new physical design for branches located in Portugal. The Bank expects that these capital expenditures will be met by using existing financial resources and through internally generated funds.

Insurance Operations

The Group’s insurance companies’ principal source of funds are insurance premiums; however, it also generates some funds through the disposal from time to time of real estate and securities held in its portfolio. Resources in excess of claims are invested in securities, real estate and money market instruments.

Capital expenditures of euro 7.0 million have been approved for 2005, mainly to acquire and refurbish properties and also to allow Tranquilidade and Tranquilidade Vida to continue to upgrade their computer systems.

Liquidity and Solvency Ratios

The following table provides an overview of the Group’s on and off-balance sheet contractual obligations as of December 31, 2004:

Contractual Obligations	Payments	Due by period
	Total	<1 year	1-3 years	3-5 years	>5 years

	(In millions of Euro)
Balance Sheet
Deposits from Banks	3,176.0	3,171.5	0.7	–	3.8
Time Deposits	12,819.8	11,459.4	1,080.5	–	279.9
Long Term Debt	15,068.0	1,351.6	3,071.8	4,332.8	6,311.8
Corporate bonds	10,394.4	1,004.4	2,099.9	3,249.1	4,041.0
Others	2,605.7	347.2	792.2	746.7	715.6
Subordinated Debt (corporate bonds)	2,067.9	–	175.7	337.0	1,555.2
Off-Balance Sheet	693.0	26.0	81.0	126.0	460.0

The Group’s risk management seeks to maintain adequate liquidity levels in order to meet short-, medium- and long-term funding needs. At the BES Group level, liquidity risk management is part of the BES Group’s financial management and is coordinated with its budgetary and investment policies.

The BES Group’s strategy to address its refinancing needs during 2005 includes:

•
In the short term, the BES Group seeks to refinance the deposits from banks in the money market; additionally, the Bank can draw on a total amount of euro 6,000 million of money market facilities and a Euro Commercial Paper Program up to euro 2,000 million which are not used.

•
The BES Group has historically had a stable base of time deposits originated in the commercial area. Due to this stability, the BES Group assumes that this source of funding will continue to be available.

Back to Contents

•	In the medium- to long-term, the BES Group seeks to refinance through the Euro Medium Term Note Program all senior debt maturing during 2005 and to securitize a new portion of its mortgage portfolio.

To assess its overall exposure to liquidity risk, the BES Group uses liquidity tables. These tables not only permit it to identify negative mismatches but also to actively cover them. Instead of using standardized and pre-defined assumptions, these tables are prepared based on:

•	the specific characteristics of the products sold by the BES Group;

•	the possibilities of selling the various products, and specifically, the number of days required to reverse a position; and

•	the behavior observed in the available historical data.

The Group conducts a quarterly liquidity analysis, which it reports to the Bank of Portugal. In this analysis, the Group reports the assets and liabilities from on and off balance sheet activities that may mature within the following 12 months. All those assets and liabilities are classified into one of four maturity categories: less than one month; from one to three months; from three to six months; and from six months to one year. A liquidity ratio is then calculated by dividing the total amount of all assets in each maturity class by the total amount of liabilities in that class and adjusting the result for the estimated negative mismatches of the subsequent periods. The Group also reports information on the concentration of deposits and of money market counterparties, as well as on the coverage of deposits from foreign institutions by liquid assets, and on the coverage of the loan portfolio by stable funding. This analysis is prepared quarterly on an individual and consolidated basis.

The Group’s banking subsidiaries are also subject to solvency ratio requirements. These requirements have been fixed by the Bank of Portugal and conform to the EU directives fixing common standards for the measurement of capital (generally referred to as the “Own Funds Directive”) and establishing a system for weighing assets according to credit risk (generally referred to as the “Solvency Ratio Directive”). All credit institutions in Portugal are required to maintain capital of at least 8% of risk-weighted assets. BES and all other Group companies subject to such regulations are in compliance with the applicable solvency ratio requirements and maintain capital (as defined by the Bank of Portugal) of 12.06% of its equivalent risk-weighted assets.

While Portugal is not a party to the Basle Accord, if the BES Group were to calculate its capital ratios in accordance with the capital framework adopted by the Basle Committee at December 31, 2004, its capital ratios would have been (i) a total capital to risk- weighted assets ratio of 13.88% (compared to the Basle requirement of 8.0%) and (ii) a Tier I capital to risk-weighted assets ratio of 7.71% (compared to the Basle requirement of 4.00%). See “Item 4. Information on the Company – Supervision and Regulation – Portugal – Capital Adequacy Requirements”. The adoption of IFRS will reduce the shareholder’s equity of the BES Group and consequently have a negative impact on BES Group’s capital ratios. However, capital ratios will remain at comfortable levels because total capital is expected to be reduced by approximately 150 basis points (ratio estimated to reach 12.3% compared to the requirement of 8.0%) and Tier I is expected to be reduced by 100 basis points (ratio estimated to reach 6.7% compared to the requirement of 4.0%).

Off-balance Sheet Transactions

The Group conducts a variety of off-balance transactions, including securitization transactions and other transactions with special purpose entities mainly through the acquisition of credit-linked notes. Except as disclosed below, the Group does not have any off- balance sheet arrangements that have or are reasonably likely to have a significant current or future effect on its financial condition, revenues or expenses, results of operations or liquidity.

Back to Contents

Securitizations

The BES Group relies on securitization transactions primarily to manage its liquidity. Following the establishment of a legal framework at the end of 2001, securitization is subject to strict regulations adopted by the Bank of Portugal.

In a typical securitization transaction, the BES Group sells a financial asset to a special purpose entity, which funds the acquisition by issuing debt to investors. The sale is structured such that neither the BES Group nor its creditors have any claim to the asset after its sale to the securitization entity. The BES Group may provide administrative and/or other services to the securitization entity and may continue to service the financial assets sold to the securitization entity. The BES Group may provide financial support in its securitization transactions by keeping subordinated interests in the securitized assets.

In addition, the Group sometimes sells financial assets issued by the BES Group to financial institutions. To fund these purchases, the financial institutions, through the use of a special purpose entity, issue asset-backed securities, which are debt instruments collateralized by the financial assets. BES has no control over these entities since it is the financial institutions that purchase the underlying securities and that decide which entity will issue the debt. Any swap agreement involving the original assets sold and the debt issued does not involve the Bank since it is not associated with the special purpose entity and/or the entity issuing the debt other than through the sale of the original debt used as collateral. The amount of leverage, type of credit and coupon are defined by the special purpose entity or issuing entity. Investors in these products analyze the credit risk(s) involved and the yield enhancement provided by these types of structures.

The BES Group’s use of special purpose entities creates limited liquidity risk as payments on the debt securities are directly tied to payments received from the securitized assets and are not affected by changes in the BES Group’s credit rating. However, any decline in investor demand for these debt instruments could limit future securitizations and ultimately the BES Group’s liquidity.

Under Portuguese GAAP, securitization transactions generally qualify as a sale of the underlying asset to the special purpose vehicle. The asset is eliminated from the Group’s balance sheet once the buyer has obtained the right to sell or pledge the beneficial interest in the securitized assets.

As of December 31, 2004, the BES Group had securitized:

•
euro 250 million of consumer loans through Lusitano No. 1 Limited, in August, 1999. During 2004, when the outstanding loans reached less than 10% of the original amount, the bank exercised its clean up call and repurchased them and all the debt issued by the SPE was redeemed;

•	euro 1,144.3 million of domestic bonds and eurobonds through Lusitano Global CDO No. 1, PLC in August, 2001;

•	euro 450 million of consumer loans (euro 150 million) and finance lease loans (euro 300 million) through Lusitano Finance No. 2 Limited in April, 2002;

•	euro 1,000 million of mortgages loans through Lusitano Mortgages No. 1 PLC in December, 2002;

•	euro 1,000 million of mortgages loans through Lusitano Mortgages No. 2 PLC in November, 2003; and

•	euro 1,200 million of mortgages loans through Lusitano Mortgages No. 3 PLC in November 2004.

None of the securitization entities mentioned in the list above is consolidated in the Group’s financial statements prepared in accordance with Portuguese GAAP. Additional information on the Group’s securitization activities may be found in Note 35 to the Consolidated Financial Statements.

Credit Linked Notes

Credit-linked notes are debt instruments, usually with a floating interest rate. These instruments are generally de-leveraged. Unlike traditional yield instruments, credit-linked notes are structured such that

Back to Contents

investors in these instruments assume credit risk not only with respect to the primary credit but also with respect to additional reference credits. These bonds are usually done utilizing investment grade risks on both the primary and the reference risks.

At December 31, 2004, the Group held a series of credit-linked notes with underlying assets consisting of fixed-rate debt issued by the Bank’s subsidiaries, interest rate swaps and credit default swaps of certain sovereign issuers and major U.S. and European corporations. These risks are generally investment grade. All credit-linked notes are de-leveraged in terms of credit risk exposure, meaning that the notional amount of the default swap is less than the total notional amount of the notes issued. The credit-linked notes are mainly comprised of floating rate notes indexed to Euribor or U.S. Libor. The BES Group holds these notes because it acts as a market maker in these notes for its clients, both institutional and private.

Under Portuguese GAAP, because the entities issuing the credit-linked notes are not subsidiaries of the Bank and consequently are not consolidated, the notes and the related debt are recorded on the BES Group’s balance sheet as assets and liabilities, respectively. Under U.S. GAAP, the notes, debt and related interest income and expenses are eliminated upon consolidation and both the interest rate swaps and credit default swaps underlying the credit-linked notes are separately recorded at fair value on the balance sheet. As of December 31, 2004, interest receivable and payable under these arrangements amounted to euro 12.7 million and euro 66.1 million, respectively (compared with euro 8.3 million and 40.1 million at December 31, 2003). The total amount of assets and liabilities that were eliminated in consolidation at December 31, 2004 was approximately euro 2,249.6 million and euro 2,113.7 million, respectively (compared with assets of euro 2,239.1 million and liabilities of euro 2,233.9 million at December 31, 2003). The fair value of the derivatives was negative and amounted to euro (153.4) million at December 31, 2004 (compared with euro (54.1) million at December 31, 2003). The consolidation of the credit-linked notes resulted in a loss before minority interest of euro 111.5 million (2003: gain of euro 46.2 million) in the Statement of income and a reduction before minority interest of euro 117.2 million (2003: euro 5.2 million loss) of shareholders’ equity. See Note 36 to the Consolidated Financial Statements for more details.

Critical Accounting Policies

Both Portuguese GAAP and U.S. GAAP set forth a range of accounting treatments and require management to apply judgment and make estimates in deciding which treatment is most appropriate. The most significant of these accounting policies are discussed in this section in order to improve investors’ understanding of how their application affects the Group’s reported results and related disclosure. A broader description of the accounting policies employed by the Group is shown in the Notes 2 and 36 to the Consolidated Financial Statements. Because in many cases there are several alternatives to the accounting treatment chosen by management, the Group’s reported results would differ if a different treatment were chosen. Management believes that the choices made by it are appropriate and that the financial statements present the Group’s financial position and results fairly in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding the financial statements and are not intended to suggest that other alternatives or estimates would be more appropriate. Many of the judgments and estimates made in applying accounting principles depend on the assumption, which management believes to be correct, that the Group maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures – i.e. that positions do not need to be realized at unfavorable prices in order to fund immediate cash needs. Liquidity is discussed in more detail in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

The accounting policies of the Group comply with the rules established by the Bank of Portugal and with the rules of the insurance regulator (ISP), the entities that determine generally accepted accounting principles for the banking and insurance sectors in Portugal (Portuguese GAAP).

Regulation no. 1606/2002 of the European Council and Parliament requires companies whose securities are admitted to trading on a regulated market of any Member State of the European Union to adopt the International Financial Reporting Standards (IFRS) as of January 1, 2005.

Back to Contents

The adoption of the IFRS implied considerable changes to the accounting framework inherent in the current Portuguese Plan of Accounts for the Banking Sector (PABS) and Portuguese Plan of Accounts for the Insurance Sector (PAIS) used by ESFG until December 31, 2004 in the preparation of its Consolidated Financial Statements.

Available for sale securities

Banking Operations

Investments include fixed maturity and equity securities, and other similar instruments. Under Portuguese GAAP, unrealized gains are not recognized while unrealized losses are recognized in full through the income statement. Valuations are generally obtained through market quotation or valuation models that may require assumptions or judgment in making estimates of fair value. More pessimistic assumptions would have resulted in higher estimated unrealized losses, which would in turn have negatively impacted the income statement.

In addition, under Portuguese GAAP, Group’s strategic investments are classified as long-term investments (other equity holdings) and used to be recorded at acquisition cost. During 2002, the Bank of Portugal issued Regulation no. 4/2002 and established a new framework to cover unrealized losses in non-consolidated equity holdings. This new regime includes a transitional regime that allows banks to provide for eligible unrealized losses by 2006 for long-term investments in non-financial companies and by 2011 for financial companies. In 2004 due to the positive performance of the stock markets, the application of this regime resulted in a decrease in provisions previously charged through reserves in the amount of euro 27.0 million.

Insurance Operations

Debt securities are carried at acquisition cost, except for investments for the benefit of life insurance policyholders who bear the investment risk. Interest accrual is made based on nominal value and on the applicable interest rate for the period. Premium or discount is accrued over the period to maturity against income.

The equity portfolio is valued at the balance sheet date at market value in accordance with the valuation criteria established by the Portuguese Insurance Institute.

Unrealized gains and losses resulting from the difference between the book value and the value determined in accordance with the valuation criteria noted above, at the balance sheet date, are recorded in shareholders’ equity under regulatory revaluation reserve. Any losses not covered by the reserve are charged against income.

With respect to investments representing life assurance provisions for bonuses and rebates, unrealized gains are transferred to the Fund for future appropriations. Any losses not covered by the fund are charged to the statement of income.

In 2001, the regulatory authorities issued a transitional rule, allowing the insurance companies to defer unrealized losses generated during 2001 not compensated by the “fund for future appropriations” and the “regulatory revaluation reserve”. According to this rule, the deferred amounts should have been amortized on or before 2003. As at December, 31, 2002, ESFG had deferred 90% of the unrealized losses generated in 2001. In 2003, according to the above-mentioned rule, these deferred unrealized losses were recognized in the statement of income.

Under U.S. GAAP, investments considered available for sale are recorded at fair value with unrealized gains and losses recorded as a component of shareholders’ equity. Fair value is determined based on market quotations. If any of the available for sale securities is considered other than temporarily impaired, the relevant security is written down to fair value, with the fair value becoming the security’s new adjusted cost basis. Under U.S. GAAP, a decline that is considered other than temporary is based generally on factors including a) the length of time and extent to which the fair value of the security has been below cost and b) the financial condition and near term prospects of the issuer of the security. These factors involve

Back to Contents

assumptions and estimates on the part of management. Changes in fair value of securities due to impairment can adversely affect Group operations for the period and therefore the reported results would be adversely affected if less favorable assumptions or different estimates were used.

Additionally, under U.S. GAAP, the provision for future policyholder dividends is adjusted for the impact of net unrealized gains and losses on securities to the extent that the policyholder will participate in such gains and losses on the basis of contractual or regulatory requirements when they are realized (shadow account adjustment).

Derivative instruments

The Group uses financial derivative instruments either for trading or hedging purposes. Under Portuguese GAAP, the recognition of gains and losses on these operations depends on the classification of trading or hedging:

•
For hedging derivatives, which are used to reduce the market risk of assets and liabilities, receipts and payments are accrued and recognized in the income statement on the same basis as changes in the related hedged item.

•
Trading derivatives are recorded at fair value and unrealized gains and losses are recognized directly in the income statement. Fair values are based on listed market prices if available; otherwise fair value is determined either by dealer price quotations (both for that transaction or for similar instruments traded) or by pricing models, based on net present value of estimated future cash flows which take into account market conditions for the underlying instruments, time value, yield curve and volatility factors. These pricing models may require assumptions or judgments in estimating their values. Consequently, the use of a different model or of different assumptions or judgments in applying a particular model may have produced different financial results for a particular period.

Under U.S. GAAP, all derivatives, including hedging derivatives, must be recorded on the balance sheet at fair value. In the case of hedging derivatives in a fair value hedging relationship, the changes in the respective fair value is charged or credited directly to the statement of income and the recognition of the fair value of the hedged item should offset the income statement impact. The Group has not designated any cash flow hedge. Another relevant difference relates to stricter criteria to meet hedge accounting under U.S. GAAP, as a result of which some transactions classified as hedging derivatives under Portuguese GAAP were reclassified as trading derivatives for U.S. GAAP purposes, and accounted for accordingly. To the extent the derivatives do not qualify for hedge accounting, operations can be negatively impacted based on changes in their fair value.

Pension and other employees’ benefits

Banking Operations

During December 2001, the Bank of Portugal issued new rules for the recognition of pension liabilities and some important changes were made, namely in respect of the recognition of liabilities, criteria of funds financing and costs that should be recognized each year. As a result of the new rules, extraordinary costs for early retirement are accounted for as deferred costs and depreciated for a period of up to 10 years. For U.S. GAAP purposes, these charges are consequently adjusted through costs as a curtailment. Determining pension liabilities requires the use of assumptions and estimates, including the use of actuarial projections, estimated returns on investment, and other factors that could impact the cost and liability of the pension plan. Changes in these assumptions could adversely affect these values.

Under Portuguese GAAP, postretirement health benefits are taken to income on a cash basis. For U.S. GAAP purposes a liability is set up for the projected benefit obligation determined annually by an actuary.

Back to Contents

Insurance Operations

In accordance with the Portuguese rules for insurance companies, obligations for all past service benefits, whether funded or not, are required by ISP, to be determined actuarily in accordance with prescribed mortality tables and assumptions. Any increases in vested benefits, for whatever reason (including actuarial gains and losses), must be recognized in the statement of income as and when they arise.

In 2002 the ISP authorized Insurance companies to recognize in the statement of income, during a period of three years, the curtailment costs incurred in the year. For U.S. GAAP purposes these curtailment costs were expensed in 2002. Under Portuguese GAAP the amount deferred was recognized through the statement of income in 2003.

Goodwill

Under Portuguese GAAP, goodwill arising on acquisitions can either be capitalized and amortized over its estimated useful life to the income statement, or written-off directly against reserves. In the case of ESFG, acquired goodwill is written-off directly against reserves without an income statement effect. Under U.S. GAAP, the goodwill arising on acquisitions is classified as an intangible asset and following SFAS 142 is not amortized but rather tested for impairment. Therefore, goodwill is reviewed for impairment on an annual basis and any impairment is recorded in the income statement during the period. Impairment is determined using several methods, including a discounted cash flow basis for each acquisition using appropriate discount rates and periods. The use of different assumptions could have adversely affected these values.

Impairment of loans

The provisioning policy is determined by the rules issued from Bank of Portugal. As described in Note 2 to the Consolidated Financial Statements there are four types of provisions for loan losses as established by the Bank of Portugal: (i) a specific provision based on an ageing analysis of overdue loans and interest, (ii) a specific provision for doubtful loans, in respect of each customer with overdue balance representing 25% or more of its total credit, such provision being based on an amount not less than 50% of the average specific provision coverage required for that customer’s overdue loans. From August 2003, this provision is made in accordance with Regulation no. 8/2003, which determines that the initial maturity, the probability of default and a portfolio analysis should be considered in the notion of doubtful debt, (iii) a general provision to cover probable loan losses which are present in any portfolio of bank loans, including guarantees, but not specifically identified as non-performing, and (iv) a provision for sovereign risk for financial assets and off balance sheet exposures considered to be of risk.

Under U.S. GAAP, the allowance for loan losses follows a specific risk-based approach that represents management’s estimate of probable losses inherent in the portfolio. This evaluation process is subject to numerous estimates and judgments. The frequency of default, risk ratings, and the loss recovery rates, among other things, are considered in making this evaluation, as are the size and diversity of individual large loans. Changes in these estimates could have resulted in different provisions and consequently different amounts of net income for the Group.

Under Portuguese GAAP allowances are determined by supervision of the Bank of Portugal. Consequently, any change in regulatory framework has an impact on Group’s financial statements; on the other hand, in the application of the Bank of Portugal regulations in the calculation of the loan losses allowances, there is an overriding requirement that the allowance should be sufficient for commercial purposes. Economic risk can vary significantly from that recognized and determined each year pursuant to the regulatory framework and, according to management’s judgment, additional provisioning charges can be made to account for this potential variance in economic risk.

Determining the level of the allowance to cover the credit risk in the Group’s loans portfolio, requires the use of assumptions and estimates, including the definition of an appropriate methodology. Alternative methodologies and the use of different assumptions and estimates could result in a higher level of loan losses allowances with a consequent impact in the net income of the Group.

Back to Contents

Insurance reserves

Insurance policy and claims reserves represent liabilities for future insurance policy benefits. Insurance reserves for traditional life insurance, annuities, and accident and health policies have been computed based upon mortality, morbidity, persistency and interest rate assumptions applicable to these coverages, including adverse deviation. These assumptions consider the Company experience and industry standards and may be revised if it is determined that future experience will differ substantially from that previously assumed. Property- casualty reserves include (1) unearned premiums (2), unexpired risk reserve, (3) equalization reserve and (4) estimated provisions for both reported and unreported claims incurred and related expenses.

When claims are made by or against policyholders, any amounts that the Group pays or expects to pay are recorded as losses. The Group establishes reserves for payment of losses for claims that arise from its insurance policies.

In determining their insurance policy and claims reserves, the Group’s insurance companies perform a continuing review of their overall positions, their reserving techniques and their reinsurance. The reserves are also reviewed periodically by qualified actuaries. The Group maintains property and casualty loss reserves to cover the estimated ultimate unpaid liability for losses with respect to reported and unreported claims incurred as of the end of each accounting period. Until December 31, 2003, Portuguese GAAP did not require unallocated loss adjustment expenses to be accrued. Under U.S. GAAP, SFAS 60 requires that all costs expected to be incurred in connection with the settlement of unpaid claims shall be accrued when the related liability for unpaid claims is accrued. As a consequence of the Circular 28/2004 issued by the Portuguese Insurance Institute in November, 2004, the Group has changed the accounting policy related to future costs with claims settlement. As a consequence the liability booked in previous years for U.S. GAAP has now also been booked under Portuguese GAAP.

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

These reserves, as the reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims arising out of losses to final settlement.

Additionally under U.S. GAAP, SFAS 60, setting up a reserve for claims not incurred is not allowed and accordingly, equalization reserve would not be accepted.

Under Portuguese GAAP, life pensions regarding workmen’s compensation are calculated using mortality tables and discount rates. For U.S. GAAP purposes, a loss recognition test should be performed based on best estimate assumptions.

Under Portuguese GAAP the life-insurance reserves reflect the present value of the insurance business future obligations arising from life policies written and are calculated using recognized actuarial methods within the scope of applicable legislation. These reserves are shown net of deferred acquisition costs, which

Back to Contents

are amortized in accordance with percentages established by the ISP. For U.S. GAAP, the liabilities are recalculated using the accounting model based on the type of product.

Variable Interest Entities (VIE)

Under U.S. GAAP, an entity is subject to FIN 46R and is called a VIE if it has (1) equity that is insufficient in relation to the economic risks inherent to its activity and (2) its equity does not convey to its investor the ability to make decisions that have a significant effect on the success of the activities as well as on the risks and rewards inherent in a true residual interest. All other entities are evaluated for consolidation under SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries” (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

For U.S. GAAP purposes, the Group consolidates the VIE in relation to which it is considered to be the primary beneficiary. The remaining VIE not consolidated by the Group are not significant in context of the Consolidated Financial Statements.

The determination of the VIE that needs to be consolidated by the Group requires the use of estimates and assumptions in determining the respective expected residual gains and losses and which party retains the majority of such residual gains and losses. Different estimates and assumptions could lead the Group to a different scope of consolidation with a direct impact in net income.

U.S. GAAP Reconciliation

Through December 31, 2004, the Group has prepared its financial statements in accordance with Portuguese GAAP, which vary in certain significant respects from U.S. GAAP. As a result of the various adjustments required in accordance with U.S. GAAP, the Group’s net income as calculated in accordance with U.S. GAAP varies substantially from its net income calculated under Portuguese GAAP. The Group’s U.S. GAAP net income differs from its Portuguese GAAP net income mainly as a result of different accounting rules governing the valuation of assets and liabilities, employee bonuses, the recognition of unrealized gains and losses on investment securities, securities impairment, pension and other post-retirement costs, contributions to the depositors’ guarantee fund, goodwill impairment, deferred taxes, securitization transactions and consolidation of variable interest entities, derivative instruments, insurance reserves and property revaluations. See Note 36 to the Consolidated Financial Statements for additional information on the differences between the accounting policies of the Group under Portuguese GAAP and those under U.S. GAAP.

In 2004, the Group showed a net income of euro 38.5 million under U.S. GAAP, compared with a net income of euro 52.7 million under Portuguese GAAP. The most significant differences relate to the following:

Revaluation of Property and Equipment and Real Estate

Under Portuguese GAAP, fixed assets may be revalued in certain circumstances. At the BES Group level amortization charges and gains and losses on disposals with respect to revalued assets are calculated on the basis of these assets’ carrying value, rather than their historical acquisition cost, and are fully recognized in income. However, the Group’s insurance subsidiaries do not amortize fixed assets that have been revalued. Gains and losses resulting on disposal are calculated based on the book value of the assets. By contrast, under U.S. GAAP, revaluations are not permitted and depreciation charges on fixed assets are calculated on the basis of the assets’ acquisition costs. In 2002 and 2004, these differences resulted in negative reconciliation items in the statement of income of euro 7.0 million and euro 1.0 million, respectively, compared to an increase of net income by euro 10.0 million in 2003.

Distribution of Profits to Employees

The Group is permitted to distribute a portion of its profit to its employees. Under Portuguese GAAP, such distributions are charged against retained earnings in the year in which the amounts are paid. Under U.S. GAAP, profit distributions to employees are considered an expense and are recorded in the year in which the

Back to Contents

profit is achieved. In 2002, 2003 and 2004, these differences resulted in negative reconciliation items in the statement of income of euro 23.3 million, euro 38.5 million and euro 46.2 million, respectively.

Investment Securities

Valuation principles applicable to the Group’s equity holdings under Portuguese GAAP differ from valuation principles under U.S. GAAP. Because the Group considers these investments to be strategic in nature, in particular investments in PT Group, Bradesco, BMCE Bank, Bradespar and Novabse, under Portuguese GAAP, it records them as long-term investments, valued at their acquisition cost less provisions in accordance with the Bank of Portugal’s Regulation no. 4/2002. See Notes 2 and 7 to the Consolidated Financial Statements for more detailed information on the provisioning requirements of this regulation. Under U.S. GAAP, however, the Group is required to reclassify these investments as securities available for sale. Under Portuguese GAAP, investment securities available for sale held by the Group’s banking operations are carried at market value, and unrealized losses are charged against income in the year to which they relate, whereas unrealized gains are not recognized. Debt securities held by insurance subsidiaries are carried at amortized cost (except for the investments for the benefit of life assurance policyholders who bear the investment risk) whereas equity securities are valued at market value, in which case any unrealized gains and losses resulting from the difference between the book value and market value, at the balance sheet date, are recorded in shareholders’ equity under “regulatory revaluation reserve” or under the “fund for future appropriations”. Accumulated losses not covered by the reserve or the fund are charged to the statement of income. U.S. GAAP requires that unrealized gains and losses on investment securities available for sale must be recorded net of applicable taxes in shareholders’ equity except when there has been an “other than temporary impairment” of the fair value of these securities. Any such non-temporary impairment must be reflected in the statement of income. In 2002 and 2003, the differences in the valuation principles from Portuguese GAAP to U.S. GAAP resulted in negative reconciling items in the statement of income amounting to euro 396.9 million and euro 17.6 million, respectively, compared to a positive reconciling item of euro 72.6 million in 2004. The difference originated in 2002 is mainly explained by impairment losses on the strategic investments identified above.

Impairment of Loans

Under U.S. GAAP, pursuant to FAS 114, loans that are considered impaired are required to be accounted for at the present value of the anticipated future cash flows from such loans or at the fair value of the underlying collateral in the case of loans secured by collateral. By contrast, under Portuguese GAAP, the carrying value of loans is determined on the basis of the provisioning requirements of the Bank of Portugal. As a result of these differences, under U.S. GAAP, euro 2.8 million was added to income in 2003, and euro 32.9 million and euro 25.9 million were charged to income in 2002 and 2004, respectively.

Goodwill

Under Portuguese GAAP, goodwill is defined as the excess of an asset’s acquisition cost over the shareholders’ equity of the acquired company, and is charged directly against shareholders’ equity. Under U.S. GAAP, goodwill is defined as the excess of the asset’s acquisition cost over the fair value of the net assets acquired. Under U.S. GAAP, until December 31, 2001, goodwill was capitalized and amortized over a period not to exceed its estimated useful life. Effective January 1, 2002, the Group adopted SFAS 142. As a result, goodwill is no longer amortized but instead is annually tested for impairment, based on the asset’s expected future cash flows and, to the extent available, market prices. Any impairment charges taken with respect to goodwill are recognized in income. In 2002, the Group took impairment charges of euro 62.4 million. Additionally, the Group recognized a profit from negative goodwill arising from business combinations that occurred during the year. This profit amounted to euro 1.4 million, which resulted in a reconciling item in the statement of income amounting to euro 61.0 million. In 2003 and 2004, the different treatment of goodwill under U.S. GAAP resulted in negative reconciling items in the amount of euro 1.5 million and euro 2.1 million, respectively.

Back to Contents

Derivative Instruments

Under U.S. GAAP, pursuant to FAS 133, all derivatives must be recorded on the balance sheet at their fair value with any changes in the fair value charged or credited directly against the statement of income. This valuation principle also applies to hedging derivatives, in which case, as the Group has not designated any cash flow hedges, any changes in the fair value of the hedged item should offset the corresponding changes in the value of the derivative. Under Portuguese GAAP, only trading derivatives are recognized at fair value, whereas for hedging derivatives receipts and payments are accrued and recognized in the statement of income on the same basis as changes in the related hedged item. Another relevant difference is that U.S. GAAP has stricter conditions for hedge accounting than does Portuguese GAAP. Therefore, some transactions classified as hedging derivatives under Portuguese GAAP were reclassified as trading derivatives for U.S. GAAP purposes, and accounted for accordingly. The adjustments required to account for the derivates in accordance with SFAS 133 resulted in charges to income of euro 50.4 million and euro 29.4 million in 2003 and 2004, respectively, and in a gain of euro 62.9 million in 2002.

Securitizations

The treatment of securitization transactions under Portuguese GAAP is significantly different from the way they are treated under U.S. GAAP. Under Portuguese GAAP, all assets transferred were removed from the balance sheet and retained interest, under the form of subordinated bonds and cash reserve, were booked at their acquisition cost and provided for in accordance with the Bank of Portugal rules. Under U.S. GAAP, the securization vehicles in relation to which the Group is exposed to a major part of the associated risks and rewards must be consolidated in accordance with the consolidation rules for variable interest entities, resulting in a charge to the Statement of income of euro 19.1 million and euro 7.2 million in 2002 and 2003, respectively, and in a gain of euro 5.8 million in 2004.

Variable Interest Entities

The Group’s investment portfolio includes securities issued by variable interest entities of which the underlying assets correspond mainly to debt securities issued by the Group’s subsidiaries. For U.S. GAAP purposes, the Group consolidated those entities in relation to which it is considered to be the primary beneficiary, resulting in a charge to the statement of income of euro 30.8 million and euro 111.5 million in 2002 and 2004, respectively, and a gain of euro 46.2 in 2003.

Provision for General Banking Risks

As discussed in “Item 5. – Operating and Financial Review and Prospects – Results of Operations”, the Board of Directors of BES decided to allocate euro 140.6 million to the Provision for General Banking Risks during 2003 and 2004 in view of the adverse economic situation prevailing in Portugal. For U.S. GAAP purposes this allocation was reversed resulting in a positive reconciling item in 2003 and 2004 of euro 100.3 million and euro 40.3 million, respectively.

Dividends on Preference Shares Issued by BES Finance

During 2003 and 2004, BES Finance, a subsidiary of BES, issued euro 600 million in non-cumulative guaranteed preference shares with an annual preferred dividend payable only if and when declared by the Board of Directors. Under U.S. GAAP, as the option for redemption is within the control of the issuer and dividends are payable only if and when declared by the Board of Directors, these preference shares are considered to be permanent equity of BES Finance. Because no dividends had been declared as at the balance sheet date, the issuer did not make any accrual for the payment of dividends for U.S. GAAP purposes. This situation resulted in a positive reconciling item in 2003 and 2004 of euro 12.5 million and euro 31.4 million, respectively.

Pensions and Other Employee Benefits

The accounting treatment for pensions under Portuguese GAAP differs significantly from that under U.S. GAAP, mainly with respect to: (i) early retirement costs for the BES Group, which are capitalized and amortized over a period of ten years under Portuguese GAAP, whereas for U.S. GAAP purposes such costs are expensed in the year of occurrence; (ii) the treatment of actuarial gains and losses, which are expensed by

Back to Contents

the insurance subsidiaries under Portuguese GAAP, whereas for U.S. GAAP purposes, actuarial gains and losses are capitalized and amortized under the “corridor method”; and (iii) health care benefits, which are accounted for on a cash basis under Portuguese GAAP, whereas they are recognized on an accrual basis following an actuarial calculation of the projected benefit obligation for U.S. GAAP purposes. In 2002, 2003 and 2004, the different treatment under Portuguese GAAP and U.S. GAAP of pension costs resulted in negative reconciliation items in the statement of income of euro 61.1 million, euro 17.0 million and euro 46.4 million, respectively.

Depositors’ Guarantee Fund

The Bank annually provides, as a guarantee, certificates of deposit issued by the Bank of Portugal to cover its responsibility for the portion of the annual contribution that it might be required to pay in the future depending on the Fund’s needs of the Depositors’ Guarantee Fund. According to Portuguese GAAP, this responsibility is not shown on the balance sheet. For U.S. GAAP purposes, in 2002, the Bank recognized a charge of euro 14.6 million relating to this obligation, compared to a gain of euro 1.5 million in 2003. In 2004, the Group reassessed this liability and concluded that the probability of being required to settle the amount booked under U.S. GAAP was remote and therefore recognized a gain of euro 38.5 million.

Insurance Revenue and Expenses (Life Insurance)

Under Portuguese GAAP, premiums for insurance contracts are recorded as insurance revenue, whereas liabilities for future policy benefits are shown on the balance sheet and are established by recording the amount of the liability as an expense. Interest accrued on contracts is shown as an increase in insurance liabilities and an insurance expense. Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in insurance liabilities. Under U.S. GAAP, amounts received for investment- type contracts, under which the company bears insignificant mortality risk, are not included in the statement of income but are reported as deposits directly to insurance liabilities. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administrations and surrender charges, and are included in insurance revenue income when earned. Interest accrued on contracts is included in insurance expense. Payments upon maturity or surrender are reflected as reductions to the insurance liabilities on the balance sheet. In 2004, under U.S. GAAP, insurance revenues, insurance benefits and other expenses were euro 828.8 million, euro 819.1 million and euro 9.7 million, respectively, lower than the corresponding Portuguese GAAP figures (compared with euro 638.0 million, euro 632.0 million and euro 6.0 million in 2002 and euro 791.1 million, euro 784.1 million and euro 7.0 million, in 2003), with no impact on net income.

Insurance Reserves

According to the regulatory requirements applicable to the Portuguese insurance sector, at the end of each year insurance companies are required to pay 0.85% of the value of the workers’ compensation pensions remission to the Workers’ Compensation Fund. Under Portuguese GAAP, this amount is charged annually to income. Under U.S. GAAP, since the liability arises at the inception of the claim for the accident, a full provision based on an actuarial valuation of the present value of future payments, based on the “estimated life” of the pensioners, must be accrued. In 2003 under U.S. GAAP income was higher by euro 0.5 million while in 2002 and 2004, income was lower by euro 6.4 million and euro 0.9 million, respectively.

Portuguese GAAP do not require unallocated loss adjustment expenses to be accrued. Under U.S. GAAP all costs expected to be incurred in connection with the settlement of unpaid claims must be accrued when the related liability for these claims is recorded. In 2003 and 2004, under U.S. GAAP, income was higher by euro 2.7 million and euro 11.2 million, respectively (2002: reduction of euro 13.9 million).

Under Portuguese GAAP, life insurance reserves reflect the present value of the insurance business’ future obligations arising from underwritten life policies and are calculated using recognized actuarial methods within the scope of applicable legislation. These reserves are shown net of deferred acquisition costs and are amortized in accordance with percentages established by the ISP. For U.S. GAAP purposes, the liabilities are recalculated using the accounting model based on the type of product. For 2003 and 2004,

Back to Contents

income was higher under U.S. GAAP by euro 0.2 million and euro 18.8 million, respectively (2002: lower by euro 16.7 million).

Under Portuguese GAAP, an equalization reserve is set up for lines of business that are characterized by greater uncertainty regarding the evolution of claims. Under U.S. GAAP, setting up a reserve for claims not incurred is not allowed and, accordingly, a provision in the amount of euro 0.2 million, which was made under Portuguese GAAP, was reversed in the statement of income in 2004 (2003 and 2002: euro 0.7 million and euro 2.0 million, respectively).

Under Portuguese GAAP, the pro-rata temporis method is applied to the acquisition costs of non-life policies at a maximum rate of 20% of the unearned premium reserve. Under U.S. GAAP, the acquisition cost of a policy must be deferred when the policy is written and charged to income in line with the recognition in income of the related premium payments. In 2004, these differences resulted in an additional income under U.S. GAAP of euro 0.4 million (2003 and 2002: euro 0.1 million and euro 1.0 million, respectively).

Intangible assets

In 2004, the Group capitalized in current accounts certain costs related to internally developed software. These costs are not eligible for capitalization under U.S. GAAP and therefore were charged to the statement of income. Additionally, management performed an impairment analyses of the existing software and concluded that certain costs should be written off for U.S. GAAP purposes. This mainly explains the reconciling item of euro 51.6 million related to intangible assets in 2004.

Deferred Income Taxes

Under Portuguese GAAP, only insurance companies account for deferred tax assets. Under U.S. GAAP, SFAS 109 “Accounting for Income Taxes”, the Group is required to calculate deferred taxes by applying the enacted tax rate at the balance sheet date, to the temporary differences between the tax and the U.S. GAAP balance sheet. The application of SFAS 109 resulted in a positive reconciling item in 2002 of euro 142.2 million, while in 2003 and 2004, it resulted in negative reconciling items of euro 18.8 million and euro 19.2 million, respectively. Also, in accordance with SFAS 109 “Accounting for Income Taxes”, the Group has assessed its evaluation of the deferred tax assets and concluded that there is a reasonable basis to account for deferred taxes on the U.S. GAAP adjustments which are deductible temporary differences.

Back to Contents

Summary of significant differences between U.S. GAAP and IFRS, as applicable to ESFG as of December 31, 2004

Regulation no. 1606/2002 of the European Council and Parliament requires companies whose securities are admitted to trading on a regulated market of any Member State of the European Union to adopt International Financial Reporting Standards as their primary GAAP as from January 1, 2005. Because IFRS 1 – First-time adoption of International Financial Reporting Standards requires issuers to present comparative financial statements for the period immediately preceeding the year ending December 31, 2005, ESFG Consolidated Financial Statements for the year ended December 31, 2004 will be restated under IFRS.

The summary of significant differences between U.S. GAAP and IFRS, as applicable to ESFG as of December 31, 2004, has been prepared in accordance with the IFRS standards as currently in force and is subject to further change and interpretation prior to December 31, 2005. The discussion below should therefore be considered provisional and reflect the best current estimate of the standards that will be in place at December 31, 2005.

Revaluation of fixed assets

In accordance with U.S. GAAP, property and equipment are carried at historical acquisition cost less depreciation. Depreciation charges are calculated on the basis of the assets’ acquisition cost. Revaluations are not permitted.

On transition to IFRS, the Group decided to follow the deemed cost exemption allowed by IFRS 1. This exemption permits a first time adopter to measure the cost of property and equipment based on the deemed cost determined as (i) the fair value at the date of transition or (ii) the previous revaluation amount recorded under local GAAP. This exemption can be applied to individual items of property and equipment.

ESFG banking subsidiaries determined the deemed cost of property and equipment as the previously revaluation amount recorded under local GAAP, which is broadly comparable to depreciated cost adjusted for changes in a price index, and the insurance subsidiaries determined the deemed cost as the fair value at transition.

On this basis, the difference between historical acquisition cost and deemed cost, determined at the date of transition to IFRS, will need to be reversed for U.S. GAAP purposes. As of December 31, 2004, this implies a negative adjustment, in the amount of euro 165.2 million to the consolidated shareholders’ equity as determined in accordance with IFRS in order to align it with U.S. GAAP.

As allowed by IAS 16 and IAS 40, insurance subsidiaries will follow in future periods the revaluation of property and real estate and therefore these additional revaluations will need to be reversed for U.S. GAAP purposes.

Pensions and other postretirement employee benefits

With regard to pensions and other postretirement employee benefits, the Group decided not to use the exemption under by IFRS 1, which would have permitted the charge-off of any unrecognized actuarial losses, and calculated the transitional adjustment by applying IAS 19 retrospectively. In order to determine the amount that could be deferred under IFRS as of December 31, 2004, the actuarial gains and losses and its amortizations following the corridor method had to be recalculated. Healthcare benefits which were accounted for on a cash basis under Portuguese GAAP were subject to an actuarial valuation and the respective Projected Benefit Obligation was accounted for as a liability.

As U.S. GAAP also allows the use of the corridor method, the main differences between U.S. GAAP and IFRS with regard to pensions and other postretirement pension costs, as applicable to ESFG, are as follows:

i.	The Group has unrecognized prior service costs and transitional obligations under U.S. GAAP, calculated following the rules of SFAS 87, for a total amount of euro 68.2 million as of December 31,

Back to Contents

2004. For IFRS purposes, and in accordance with the transitional rules established by IFRS 1, no such unrecognized prior service costs or transitional obligations were determined.

ii.
Under U.S. GAAP, an additional minimum liability needs to be recognized if the accumulated benefit obligation is unfunded. No such requirement exists under IAS 19. For U.S. GAAP purposes, as of December 31, 2004, ESFG recognized, against other comprehensive income an additional minimum liability amounting to euro 26.4 million related to the healthcare benefits.

iii.
For U.S. GAAP purposes, actuarial gains and losses were determined on an historical basis and were amortized over 23 years, corresponding to the average remaining working life of the employees and the average remaining life of pensioners. For IFRS purposes, considering the level of pensioners in the plan, it was decided to amortize actuarial gains and losses over 15 years, determined on the basis of the average remaining working life of employees, allowing for a working life of zero for pensioners.

iv.
For IFRS purposes, additional amortizations of unrecognized actuarial losses were recognized at the time curtailment losses were incurred. In accordance with SFAS 88, actuarial losses were not reduced at the time a curtailment loss was recognized.

On this basis, as of December 31, 2004, the adjustment of these differences, totaling the amount of euro 312.9 million, had a positive impact on the consolidated shareholders’ equity, as determined in accordance with IFRS, in order to align it with U.S. GAAP.

Insurance reserves

For U.S. GAAP purposes, the liabilities are recalculated using the accounting model based on the type of product.

U.S. GAAP requires the deferral of certain acquisition expenses, that vary with and are primarily related to the acquisition of new insurance contracts and renewals of insurance contracts. For products to which SFAS 97 applies, a deferral of front end loads is required (URR – Unearned revenue reserve). Additionally, for products covered by SFAS 60, a loss recognition test is performed taking into account future investment return.

For IFRS 4 purposes, the Group continues to apply local accounting policies subject to a liability adequacy test. Under IFRS, the liability adequacy test had to be performed using a risk free discount rate.

On this basis, as of December 31, 2004, the adjustment of the differences in insurance reserves, totaling the amount of euro 29.0 million, has a positive impact in the consolidated shareholders’ equity, as determined in accordance with IFRS, in order to align it with U.S. GAAP.

Goodwill

Until December 31, 2001, under U.S. GAAP, goodwill arising on acquisitions was reclassified as an intangible asset to be amortized over its estimated useful life. On January 1, 2002, the Group adopted SFAS 142, which establishes that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives, does not need to be amortized but rather tested for impairment at least annually. The Group reviews its goodwill periodically for other than temporary impairment. If such impairment is indicated, a loss is recognized in that year.

Additionally, for U.S. GAAP purposes, purchase accounting is applied, and goodwill is calculated as the difference between acquisition cost and the fair value of the net assets acquired, calculated at the date of acquisition. Therefore, for U.S. GAAP purposes, fair value adjustments are considered in relation to the assets and liabilities acquired at the date of the acquisition and subsequent reversals are booked as and when appropriate.

On transition to IFRS, the Group decided to follow the exemption provided for by IFRS 1 regarding business combination and has not restated past business combinations. Therefore, the purchase accounting

Back to Contents

used for Portuguese GAAP purposes remains unchanged. As goodwill was written off by ESFG against reserves under Portuguese GAAP, no restatement of goodwill is allowed under this exemption.

As a consequence, positive adjustments will need to be made to the consolidated shareholders’ equity, as determined in accordance with IFRS, in order to align it with U.S. GAAP regarding goodwill and fair value adjustments determined on the basis of the purchase accounting under U.S. GAAP in the amounts of euro 349.9 million and euro 80.7 million, respectively.

Transition to International Financial Reporting Standards

Conversion project to IFRS

The adoption of IFRS involved considerable changes to the Portuguese Plan of Accounts for the Banking System (“PABS”) and Portuguese Plan of Accounts for the Insurance Sector (“PAIS”), which defines the GAAP presently used by the ESFG Group in the preparation of its Consolidated Financial Statements until December 31, 2004.

The following information has been prepared in accordance with the IFRS standards which are applicable at the current date and does not entail all the financial information that should be disclosed in the financial statements as at December 31, 2005. Neither does it consider any accounting impacts that may result from changes that may occur in the accounting standards by December 31, 2005. IAS 32, IAS 39 and IFRS 4, as applicable, were adopted by BES, Tranquilidade, ES SEGUROS and Tranquilidade-Vida on January 1, 2005, as permitted by IFRS 1.

Main Differences Identified

The following is a brief summary of the main differences identified between the accounting policies used by the ESFG Group on the basis of the PABS and PAIS and IFRS, which impacted the ESFG’s Consolidated Financial Statements, which are set out in “Accountants’ Reports and Financial Information”.

(A)	Securities

Banking subsidiaries (PABS)

In accordance with the PABS rules, investment securities available for sale are valued at the lower of cost or market value. Any unrealized losses are fully provided for and charged to the statement of income and unrealized gains are not recognized. In the case of reversals of unrealized losses provided for, both for shares or fixed-income securities, the provisions are written-back to the statement of income.

Equity holdings of a strategic nature that are not consolidated or accounted for under the equity method, i.e., in principle, those where the percentage held is less than 20%, were under PABS recorded at cost and the related unrealized losses determined at balance sheet date, based on the average market price of the last six months, were provided for over a period of five to ten years, as set forth in Bank of Portugal Regulation no. 4/2002. Unrealized gains were not recognized.

Insurance subsidiaries (PAIS)

Debt securities held by insurance subsidiaries were classified as available for sale and for PAIS purposes were carried at acquisition cost, except for the investments for the benefit of life assurance policyholders who bear the investment risk. Interest accrual was made based on nominal value and on the applicable interest rate for the period. Premium or discount was accrued over the period to maturity against the statement of income using the straight line method.

The equity securities portfolio, also classified as available for sale, under Portuguese GAAP was valued at the balance sheet date, at market value. Unrealized gains and losses resulting from the difference between the book value and market value, at the balance sheet date, were recorded in shareholders’ equity under “Regulatory revaluation reserve”. Any losses not covered by the reserve were charged to the statement of income.

Back to Contents

Under IFRS, investment securities available for sale are marked to market and unrealized gains or losses are recognized in equity under reserves, except if an impairment loss is determined, in which case they are taken to the statement of income. Impairment losses are reversed against the statement of income, except for equity securities, in which case the reversal is recorded against equity. Equity holdings of a strategic nature are classified as securities available for sale.

IFRS allows for certain securities to be designated at fair value through the statement of income.

(B)	Retirement pensions and other employee benefits

Banking subsidiaries (PABS)

Bearing in mind that the date of transition to the IFRS was January 1, 2004, on December 31, 2003 and 2004, ESFG’s Portuguese subsidiaries decided to change the actuarial assumptions so as to converge with the IAS 19 requirements.

Since Regulation no. 12/2001, applicable by the Portuguese banks in the recognition of their pension liabilities, already allowed actuarial gains and losses to be deferred under the corridor method, the more significant differences that were found in retirement pensions concerned early retirements for disability and health benefits.

In accordance with Bank of Portugal rules, restructuring costs with early retirements were amortized over a 10-year period. Under the IFRS they are fully recognized in the year when the retirements occur.

As regards health benefits granted to the employees reaching retirement age, it has been the practice in the market to recognize such benefits in the statement of income in the year when they were paid. The adoption of IAS 19 implies that the liabilities incurred with such benefits are recognized based on actuarial valuations at balance sheet date.

Insurance subsidiaries (PAIS)

Insurance subsidiaries accounted for pensions in accordance with the rules of PAIS which required that any increase in vested benefits, including actuarial gains and losses were recognized in the statement of income when incurred. For IFRS, the corridor method was used.

(C)	Insurance reserves

Equalisation Reserve

Under PAIS, an equalisation reserve was set up for lines of business that were characterized by greater uncertainty regarding the evolution of claims. IFRS 4 prohibits provisions for possible claims that are not in existence at the reporting date.

Liability adequacy test

In accordance with IFRS 4, at each reporting date, the insurance companies shall assess whether their recognized insurance liabilities are adequate, using current estimates of future cash flows under its insurance contracts. Under PAIS, the above mentioned procedure was only applicable to the non-life business.

(D)	Consolidation of Special Purpose Entities (SPEs)

According to PABS, assets, loans and securities assigned by ESFG’s Portuguese banking subsidiaries under securitization transactions were derecognized providing that they met the conditions for sales recognition. Securities purchased within the scope of such transactions were recognized as investment securities and provided for in accordance with the rules set forth in Bank of Portugal Regulation no. 27/2000.

Under IAS 39, assets are only derecognized after ESFG’s subsidiaries have lost control over the contractual rights underlying such assets, although IFRS 1 establishes that on transition local rules will apply to the operations carried out up to January 1, 2004.

Back to Contents

Moreover, all SPEs with which the ESFG Group establishes relations must be analyzed under the light of the consolidation rules applicable to such entities (and expressed in SIC 12), including those which may have been set up within the scope of the securitization transactions carried out.

(E)	Treasury stock and Bonuses

BES and its subsidiaries have established a “Stock Based Incentive Scheme” (SIBA). This incentive scheme consists of the sale to BES Group employees of one or more blocks of BES ordinary shares with deferred settlement financed by itself. The employees have to hold the shares for a minimum of two or four years after which they can sell in the market. Under the scheme the employees have the option to sell back the shares to the Bank at acquisition price. The employees eligible to benefit from the SIBA are the members of the Executive Committee and BES active workers, the employees and executive board members of the BES Group. The Board of Directors of BES, based on a proposal submitted by the Executive Committee, selects the potential beneficiaries and determines the quantity of shares to be made available to each of them. When the decision involves a member of the Executive Committee, it will be taken by the Remuneration Committee.

According to PABS, shares underlying the SIBA plan were accounted for by the banking subsidiaries as an asset. In accordance with IFRS these shares were reclassified, by these subsidiaries, as treasury shares.

Bonuses were accounted for under PABS and PAIS as a deduction from equity in the year they were paid as they were considered to be a transfer of the rights to the dividends from the shareholders to the employees. Under IFRS these bonuses are taken to income in the year to which they relate.

(F)	Preference shares

According to PABS, preference shares issued by subsidiaries were classified under minority interest and the accrual of the dividends was deducted from the net income under minority interest.

Under IFRS, as the option for redemption is within the control of the issuer and dividends are only payable if and when declared by the board of directors, these preference shares are considered permanent equity of the issuer, a subsidiary of ESFG. Moreover, under IFRS no accrual for the dividends is made as no dividends were declared at the balance sheet date.

On a consolidated basis, preference shares are still classified as minority interest as they represent equity of a subsidiary attributable to third parties.

(G)	General banking risk provision

Under PABS, the Group allocates annually specific amounts to the general banking risk provision, determined by the board of directors which aimed to face non-specific unidentified banking risks inherent to the Group's activity and therefore was determined by cautious criteria. This type of provision is not allowable under IFRS.

(H)	Property and equipment

Under PAIS, real estate held by insurance subsidiaries, for own use and investment purposes, are valued at their market value which is defined as the value on the date of the latest valuation of each property, performed at least in the last five years, in accordance with the methods recognized by the Portuguese Insurance Institute. Real estate held by insurance subsidiaries is not depreciated.

Under IFRS 1, insurance subsidiaries elected to use the fair value at transition date as the deemed cost of their real estate. The fair value is defined to be the value on the transition date, January 1, 2004.

Additionally, in accordance with IAS 16, real estate for own use is amortized over its estimated useful life.

Back to Contents

(I)	Intangibles

In accordance with PABS and PAIS, internally developed software is capitalized and amortized over a three year period.

In accordance with IAS 38, internally developed software can only be capitalized if (i) it generates future economic benefits and (ii) the cost can be determined reliably.

The cost that can be capitalized as part of an internally generated intangible assets are identified under IAS 38 and excludes expenditure incurred to restore or maintain the level of future benefits.

(J)	Loan Portfolio Impairment

In accordance with PABS, provisions for loans and advances to customers were set up in accordance with Bank of Portugal Regulations nos. 3/95, 2/99 and 8/03. The Bank of Portugal rules on the setting up of provisions had therefore, an essentially regulatory nature. At the same time, this supervisory authority has established the obligation of banks to submit, twice a year, a report analysing economic provisions to cover the specific risk in the loans portfolio. In the application of the Bank of Portugal regulations, in the calculation of loan losses provisions there was an overriding requirement that the provision should be sufficient to cover the credit risk. However there was no requirement to apply the discounted value of the loan to determine the value of the impairment.

Under IAS 39, the loans portfolio is valued at amortized cost and subject to impairment tests (performing and non performing portfolios). Impairment losses are determined as the difference between the carrying amount of the loan and the present value of future expected cash flows, discounted at the loan’s original effective interest rate. This method considers two main aspects: i) the recoverable amount based on an economic analysis of the portfolio; ii) the present value of expected cash flows at the original effective interest rate.

(K)	Deferred taxes

According to PABS, deferred tax assets could not be recognized. The IAS 12 permits the recognition of deferred tax assets, providing it is probable that tax profits will be available to absorb deductible temporary differences (including tax losses).

According to PAIS, insurance subsidiaries already recognized deferred tax assets.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

ESFG is administered by a Board of Directors (Conseil d’Administration) (the “Board”), which consists of at least three members, who may also be shareholders. Their term of office is six years. At December 31, 2004, there were nineteen Directors. In May 2005, the annual general meeting of shareholders appointed Joaquim de Abreu Trigo de Negreiros as additional member of the Board. At the extraordinary general meeting to be held on July 8, 2005, three additional members are expected to be appointed to the Board.

Mr. Espírito Santo Salgado, the Chairman of the Board, acts as principal executive and financial officer. There is currently no specific allocation of responsibility among the remaining Directors, but the Company is in the process of establishing an audit committee to which three Directors are expected to be appointed. Set forth below are the names and functions of the Directors, their ages, the year in which their current terms expire and their principal business activities outside ESFG.

Ricardo Espírito Santo Silva Salgado, age 61, was appointed to the Board of Directors in 1984, and has served as Chairman since 1991. Mr. Espírito Santo Salgado first joined the Espírito Santo family enterprises in 1970. He is currently a Vice Chairman of the board of directors of Banco Espírito Santo S.A. and chairman of its executive committee in charge of its Financial and Credit Committee, Assets and Liabilities Committee (ALCO), Planning and Accounts, Asset Management, Purchases and Property (CGC), Corporate Communication, the General Secretariat to the Board and Management Information. He is also Chairman of Bespar, Banque Espírito Santo de Investimento, BES.com, BEST- Banco Electronico de Serviço Total, Casa dos Porticos, ESAF-Espírito Santo Activos Financeiros S.A., ES Tech Ventures, Espírito Santo (Financial) Portugal, Espírito Santo Overseas Limited, Espírito Santo Saúde SGPS, Partran, Sociedade de Administração de Bens Pedra da Nau, SA and Vice Chairman of Espírito Santo Bank and ES Holding Administração e Participações S.A.. He is a director of Banco Bradesco, Banco Espírito Santo S.A., Banco Espírito Santo do Oriente S.A., Banque Espírito Santo et de la Vénétie S.A., Cariges S.A., Compagnie Bancaire Espírito Santo S.A., ES Control (BVI) S.A., ES Control Holding, Esca Participation Limited, Espírito Santo BP Invest S.A., Esfint Holding S.A., Espírito Santo Financial Services Inc., Espírito Santo Resources Limited, Gespetro SGPS AS, Espírito Santo International SA, Maes-Administração, Participações e Consultoria and Novagest Assets Management. He is also a member of the Supervisory Board of Euronext NV and the European Advisory Board, a member of the executive committee of Institut International d’Études Bancaires and a member of the supervisory board of Club Mediterranée. Mr. Espírito Santo Silva Salgado is a cousin of José Manuel Espírito Santo Silva, José Maria Espírito Santo Silva Ricciardi, Manuel Fernando Moniz Galvão Espírito Santo Silva and a nephew of António Luís Roquette Ricciardi. His current term of service as a Director expires in 2008.

José Manuel Espírito Santo Silva, age 60, was appointed to the Board of Directors in 1988, and has served as vice-chairman since 1991. He is Chairman of: Banco Espírito Santo S.A., Compagnie Bancaire Espírito Santo S.A., Espírito Santo Financial Consultants S.A., Fiduprivate – Sociedade de Serviços, Consultoria, Administração de Empresas, S.A., Sociedade Imobiliária e Turística da Quinta do Perú S.A. He is vice chairman of Espírito Santo Financial (Portugal), SGPS, S.A. and director of Banco Espírito Santo de Investimento S.A., Banque Espírito Santo de la Vénétie S.A., Bespar, E.S.Control Holding S.A., ESAF – Espírito Santo Activos Financeiros SGPS, S.A., ESFG Overseas Limited, Espírito Santo Bank, Espírito Santo Financial (Portugal) SGPS S.A., Espírito Santo International S.A., Espírito Santo Resources Limited, Espírito Santo Services S.A., Europ Assistance – Companhia Portuguesa de Seguros de Assistência, S.A. He is a cousin of Ricardo Espírito Santo Salgado, António Luís Roquette Ricciardi and José Maria Espírito Santo Silva Ricciardi and an incle of Manuel Fernando Moniz Galvão Espírito Santo Silva. His current term of office as a Director expires in 2008.

António Luís Roquette Ricciardi, age 86, has served on the Company’s Board of Directors since 1984, has served as Chairman of the Board of BES since 1992 and he is honorary chairman of Banque Espírito Santo et de la Vénétie, E.S.Control Holding S.A., Espírito Santo International S.A., Espírito Santo Resources Ltd, Espírito Santo Tourism (Europe) Ltd. He is Vice Chairman of Bespar SGPS SA and Partran SGPS SA and a member of the board of directors of a number of other Group companies, including

Back to Contents

Compagnie Bancaire Espírito Santo, Espírito Santo Services S.A., Espírito Santo Tourism Limited. He is an uncle of Ricardo Espírito Santo Silva Salgado, a cousin of José Manuel Espírito Santo Silva, Manuel Fernando Moniz Galvão Espírito Santo Silva and father of José Maria Espírito Santo Ricciardi. His current term of service as a Director expires in 2008.

Mário Mosqueira do Amaral, age 72, has served on the Board of Directors since 1984. He is Chairman of Amaral & Pinto – Empreendimentos Imobiliários and Banco Espírito Santo North American Capital Corporation and Vice Chairman of E.S.Control Holding S.A. and Espírito Santo International S.A. and a director of Banco Espírito Santo, Banque Espírito Santo et de la Vénétie, Banque Marocaine de Commerce Exterieur, Bespar, Compagnie Bancaire Espírito Santo, E.S.Services, S.A., Espírito Santo Investment Management, Espírito Santo Overseas Ltd., Espírito Santo Resources Ltd, Espírito Santo Empresa de Prestação de Serviços SA, Gespetro, SGPS S.A. and Partran. Mr. Amaral joined the Espírito Santo family enterprises in 1956. His current term of service as a Director expires in 2008.

Manuel Fernando de Moniz Galvão Espírito Santo Silva, age 46, was appointed to the Board of Directors in 1995. He is Chairman of Academia de Música de Santa Cecília, Espírito Santo Golfes S.A., Espírito Santo Health & Spa, S.A., Espírito Santo Hoteis, SGPS, AS, Espírito Santo Industrial S.A., Espírito Santo Turismo.com S.A., Espírito Santo.com, S.A., Euroamerican Finance Corporation, Inc, Hoteis Tivoli S.A, Spread.com, S.A. and Herdade da Comporta- Actividades Agro Silvícolas e Turísticas S.A. He is vice-chairman of Espírito Santo Resources Limited, Espírito Santo Tourism (Europe) and Espírito Santo Tourism (Portugal) – Consultoria de Gestão Empresarial S.A.. He is a director of Banco Espírito Santo, Bespar, E.S.Control (BVI), E.S.Control Holding, S.A., Espírito Santo Agriculture and Development Ltd., Espírito Santo Bank, Espírito Santo Enterprises S.A., Espírito Santo Industrial (BVI) S.A., Espírito Santo International S.A., Espírito Santo International (B.V.I.) S.A., Espírito Santo Services S.A., Espírito Santo Tourism Ltd, GES Finance Limited, Partran, PT Multimédia, Serviços de Telecomunicações e Multimédia SGPS, S.A., Santogal – Sociedade Gestora de Participações Sociais, S.A., Sociedade de Investimentos Imobiliários Sodim, S.A. and Telepri – Telecomunicações Privadas, SGPS, S.A. From 1984 to 1987, he worked with Morgan Grenfell in London before joining the family businesses in 1988. He is a nephew of José Manuel Pinheiro Espírito Santo Silva and a cousin of Ricardo Espírito Santo Silva Salgado, José Maria Espírito Santo Silva Ricciardi. His current term of service as a Director expires in 2008.

Manuel de Magalhães Villas-Boas, age 60, has served on the Board of Directors since 1990. He is also a director of other Group companies, including Banco Espírito Santo S.A., Banco Espírito Santo de Investimento S.A., BES Overseas Limited, ESFG Overseas Limited, Espírito Santo Investment Management. He is Vice Chairman of Espírito Santo Overseas Limited. Mr. Villas-Boas worked with the Espírito Santo family in Portugal from 1972 until 1976 and, following a period in investment banking in London, rejoined the Group in 1983. His current term of service as a Director expires in 2008.

Jackson Behr Gilbert, age 72, joined the Board of Directors in 1990 and is also a director of Banco Espírito Santo S.A. (Spain), Banque Espírito Santo et de la Vénétie, where he serves as Chairman as well as other Group companies. He is Director and Chairman Emeritus of Espírito Santo Bank in Florida. Prior to his association with the Group, Mr. Gilbert served from 1983 to 1989 as vice-chairman of Riggs National Bank in the United States. He has more than 25 years experience in the banking industry. His current term of service as a Director expires in 2008.

Tiberto Ruy Brandolini d’Adda, age 56, joined the Board of Directors in 1992. Since 1975 he has been with the EXOR Group (Luxembourg). He is currently the Vice Chairman and managing director of EXOR Group and Chairman and Chief Executive Officer of Sequana Captal. His current term of service as a Director expires in 2008.

Patrick Monteiro de Barros, age 59, joined the Board of Directors in 1992. He has been Chairman of Argus Resources (UK) Ltd, an international oil, trading and finance company since 1987. He has more than 30 years of experience in the oil industry having served on the Boards of Tosco Corp USA and Petrogal S.A. He has been non-executive director of Portugal Telecom since 2002. His current term of service as a Director expires in 2008.

Back to Contents

Robert Studer, age 66, joined the Board of Directors in 1999. He worked for 41 years for the Union Bank of Switzerland – UBS in Switzerland and abroad. From 1991 he was President of the Group Executive Board and from 1996 to 1998 he was Chairman of the Board of UBS. Mr. Studer is a member of the boards of directors of Schindler Holding AG and Renault SA, member of the supervisory board of BASF AG and member of the European Advisory Committee of the New York Stock Exchange. His current term of service as a Director expires in 2008.

Philippe Guiral, age 56, joined the Board of directors in 2000 and is a director of Banque Espírito Santo et de la Vénétie. He was a Vice Chairman of Banco Espírito Santo in Portugal from 1996 to 1999. In 2000 he became Chairman of Gamma Investissement in France. He worked for Credit Agricole du Midi and Caisse Nationale de Credit Agricole where he was Deputy Chief Executive Officer from 1991 to 1999. He was also Vice Chairman and Chief Executive Officer of Credit Agricole Indosuez, Chairman of Unicredit as well as Chairman or director of other Caisse Nationale de Credit Agricole’s subsidiaries in France and in other countries. His current term of service as a Director expires in 2008.

Manuel António Ribeiro Serzedelo de Almeida, age 61, joined the Board of Directors in 2001. He is a director of Companhia de Cervejas Estrela S.A. Mr. Serzedelo has been a director of several companies including H.J.Heinz, Havanne, Baring Capital Investors, Sogrape, Parfil, Securitas, Brown Bovery Portugal, Alcatel Group, GEC and Vista Alegre Group. His current term of service as a Director expires in 2008.

José Maria Espírito Santo Silva Ricciardi, age 50, was appointed to the Board in 2001. He was appointed to the board of directors of BES in 1999 and is a member of the executive committee of BES. He is Chairman of BES Investimento do Brasil S.A., Espírito Santo Dealer, S.A., Espírito Santo Investimentos S.A., Espírito Santo Investimento, SAU, S.A. ESSI – Comunicações SGPS S.A., ESSI Investimentos SGPS, S.A., ESSI, Sociedade Gestora de Participações Sociais, S.A. and Multiger – Sociedade de Compra, Venda e Administração de Propriedades, S.A.. He is Vice-Chairman of Banco Espírito Santo de Investimento and Chairman of the Executive Committee) and ESAF – Espírito Santo Activos Financeiros and a director of Banco Espírito Santo S.A., Bespar SGPS S.A., Coporgest – Companhia de Gestão e Desenvolvimento Imobiliário S.A. and Espírito Santo Cobranças, S.A. and Espírito Santo Capital- Sociedade de Capital de Risco S.A.. Mr. Ricciardi worked at Banco InterAtlântico in Brazil, for the Group’s office in Brazil and in Luxembourg. His current term of service as a Director expires in 2008.

Pedro Guilherme Beauvillain de Brito e Cunha, age 53, joined the board of directors in 2001. He has been a director of Companhia de Seguros Tranquilidade since 1990 and president of the Executive Committee since December 2001. He is a director of Bespar, Tranquilidade-Vida and ES Saúde and chairman of Europ Assistance, Espírito Santo Seguros, Advancecare, Esumédica and Espírito Santo Contact Center. Previously he held management positions in Banco Espírito Santo, Alexander Howden International Insurance Brokers, Lloyds and Sedgwick James. His current term of service as a Director expires in 2008.

Carlos Augusto Machado de Almeida Freitas, age 55, joined the Board of Directors in 2001. He is a member of the fiscal council of Banco Internacional de Crédito. He is chairman of António de Almeida & Filhos- Texteis, SA and a member of the boards of Predicónegos-Imobiliária de Moreira de Cónegos, Lda and Casa de Passinhos-Gestão e Investimento. His current term of service as a Director expires in 2008.

Aníbal da Costa Reis Oliveira, age 69, was appointed to the Board of Directors in 2001. He has served on the board of Banco Espírito Santo since 1992.He is a director of Espírito Santo International S.A. and Espírito Santo Financial (Portugal) SGPS S.A and Olinveste SGPS, Lda. He is Chairman of Acro-SGPS, S.A., Diliva- Sociedade de Investimentos Imobiliários S.A., Saramagos- Sociedade Produtora de Energia, S.A. Texarte Textis S.A. His current term of service as a Director expires in 2008.

Juan Villalonga Navarro, age 50, joined the board of directors in 2001. He was formerly the Chairman and Chief Executive of Telefonica Group in Spain. Immediately prior to that he headed the activities of Bankers Trust Company in Spain and Portugal. Before that Mr. Villalonga worked for CS First Boston in Spain and McKinsey & Co. in the United States, Portugal, Italy and Spain. He is a member of the Advisory Board of the Ben-Gurion University in Israel. His current term of service as a Director expires in 2008.

Back to Contents

Othman Benjelloun, age 72, joined the Board of Directors in 2002. Mr. Benjelloun is Chairman of the Banque Marocaine de Commerce Exterieur, BMCE Bank, since 1995. Mr. Benjelloun is Chairman of the Moroccan Bankers’ Association, Chairman of the Moroccan-American Trade and Investment Board and an advisor to the Center for Strategic International Studies in Washington D.C. In 1995 Mr. Benjelloun set up the Fondation BMCE, in Morocco, with the principal aims of improving levels of literacy in rural areas and protecting the environment. His current term of service as a Director expires in 2008.

José Pedro Torres Garcia Caldeira da Silva, age 46, joined the board in 2002. Mr. Caldeira da Silva has been chief executive officer of Compagnie Bancaire Espírito Santo since 1998. He joined CBESSA in 1989 after working in the corporate finance division of BASF AG in Germany and abroad from 1985 to 1989. His current term of service as a Director expires in 2008.

Joaquim de Abreu Trigo de Negreiros, age 72, joined the Board of Directors in 2005. He will be a member of the Audit Committee of ESFG. After working at Banco Português do Atlântico in Portugal where he was head of the legal department, assistant to the board of directors and secretary general, he moved to Brazil in 1975 having joined Brascan Brasil, a subsidiary of the Canadian company Brascan Limited. At Brascan, he became a director and later vice president. As a representative of Brascan, he served as a director of Brascan Imobiliária, Comfloresta and Tafisa and as vice chairman of Banco Brascan and chairman of Accor Brasil. In 2000, after having retired from Brascan Group, he started his activity as a consultant, having worked with some foreign companies with investments in Brazil, such as the Accor Group and the Sonae Group. He returned to Portugal in 2004. His current term of service as a Director expires in 2008.

The senior management includes Mr. Erich Dähler, Jose Carlos Cardoso Castella and Jean-Luc Schneider.

Erich Dähler, age 53, has been a member of Senior Management since 1991. He has worked as an Investment Analyst in the Union Bank of Switzerland from 1980 to 1991. He joined the ESFG Group in 1991. He has worked as a Manager at Espirito Santo Enterprises S.A. He is also a member of the Conseil de Fondation of Fondation de Prevoyance Espirito Santo. His current position at ESFG is Senior Vice President.

Jose Carlos Cardoso Castella, age 56, has been a member of ESFG’s Senior Management since 2000. He has worked as an Assistant Controller of the Espírito Santo group from 1986 to 2002. From 1981 to 1985 he has been a Director of Texteis Santo Alberto SARL and from 1979 to 1980 a Director of Sociedade Quimica e Industrial, Soquil Lda. Since he has joined the ESFG Group, he has been a Director and member of the Senior Management of several group companies. He is also a controller of the Espírito Santo group. His current position at ESFG is Senior Vice President.

Jean-Luc Schneider, age 53, joined the Company in 1990 as Senior Vice-President. Mr. Schneider is principally responsible for the Company’s accounting and the Group’s financial reporting. Prior to joining the Company, Mr. Schneider served as Country Controller for American Medical International in Switzerland for 4 years.

Compensation

During the year ended December 31, 2004, the aggregate compensation paid to the Directors and members of the senior management of ESFG was euro 4.1 million.

Certain ESFG subsidiaries have established discretionary profit sharing plans pursuant to which a part of the net income of each year is distributed to the directors, officers and current employees during the following year. The total amount for distribution, if any, is proposed by the board of directors of the subsidiary and approved by its shareholders in a general assembly. The allocation of the total amount approved by the shareholders is determined by the board of directors of that subsidiary on a discretionary basis in accordance with its assessment of the performance of each director, officer and staff personnel. The amount distributed pursuant to such plans in 2004 to certain Directors of ESFG was euro 0.7 million.

BES and its subsidiaries have established a discretionary profit sharing plan known as the Objectives and Incentives System (“SOI”) pursuant to which a part of the net income of each year is distributed to

Back to Contents

directors, officers and current employees during the following year. The total amount to be distributed each year, if any, is proposed by the board of directors of each subsidiary and approved by the shareholders. The allocation of the amount approved by the shareholders among eligible participants is determined by the board of directors of the subsidiary on a discretionary basis in accordance with its assessment of the performance of each director, officer and staff member. The amount distributed to directors of BES and its subsidiaries during 2004, related to profits of the year ended December 31, 2003, was euro 4.2 thousand. Euro 28.3 thousand was distributed to employees.

BES and its subsidiaries have also established a Stock Based Incentive Scheme (“SIBA”). This incentive scheme consists of the sale to BES Group employees of one or more blocks of BES ordinary shares with deferred settlement. The employees eligible to participate in the SIBA are the members of the executive committee and current employees of the Bank, and the employees and executive board members of the BES Group companies. The board of directors of BES, based on a proposal submitted by the executive committee, selects the eligible participants and determines the quantity of shares to be made available to each of them. To the extent eligible participants include members of the BES executive committee, selection and allocation of shares under the SIBA is made by the BES remuneration committee.

The unit selling price of BES shares sold under the SIBA is calculated by dividing the value of the share’s closing price in the Euronext-Lisbon Stock Exchange session immediately prior to the date of the sale by the total number of shares, plus the value corresponding to the expected dividends that may be attributed to these shares up to the date of their distribution, plus the value equivalent to financial charges on eventual loans granted under capital increases by cash inflows.

Each program has two components, which expire according to the following schedule:

SIBA schedule

Year (N) of the program	Tranches		Expiration year

2001	A	30%	N + 2	*
	B	70%	N + 4	*

2002	A	30%	N + 2	*
	B	70%	N + 4	*

2003	A	30%	N + 2	*
	B	70%	N + 4	*

2004	A	30%	N + 2	*
	B	70%	N + 4	*

*	Extendable for two more years

During 2004, 1,601,919 ordinary shares were sold to eligible employees under the SIBA, of which 137,206 shares were sold to BES directors. As of December 31, 2004, there were 7.9 million shares outstanding under the SIBA, representing 2.66% of the total share capital of the Bank. Shares allocated under the SIBA program were purchased by the Bank in the market and sold to eligible employees.

At December 31, 2004, the total amount of pension benefits accrued for directors was euro 714,927. There are no other post retirement benefits to directors.

Board Practices

The Group does not have agreements with its directors that provide for payments or benefits upon termination.

The Board currently does not act through committees. The Company’s audit committee will be in place as required by the rules of the New York Stock Exchange in July 2005.

Back to Contents

Share Ownership of Board of Directors

As of June 24, 2004, 101 shares of ESFG were owned, directly or indirectly, by the Directors of ESFG. The Directors of ESFG disclaim beneficial ownership of Shares of ESFG held by E.S. International or other Group companies of which they are directors. Some of the directors of ESFG are also directors and shareholders of ES International. Please refer to “Item 7. Major Shareholders and Related Party Transactions” for more information.

Employees

The Group employed in the aggregate approximately 9,745 persons at December 31, 2004 (compared with 9,739 at December 31, 2003 and 10,127 at December 31, 2002), including approximately 1,127 outside Portugal. Certain terms and conditions of employment in private sector banks in Portugal are negotiated with trade unions, and wage negotiations occur on an industry-wide basis. The Group has not experienced any material labor problems, and ESFG believes that the Group’s relations with its employees are generally satisfactory.

Geographic Location	2002	2003	2004

Portugal	9,256	8,827	8,618
European Union	582	559	626
Rest of Europe	101	111	127
North America	80	83	132
Latin America	96	105	118
Asia	12	12	17
Africa	—	42	107

	10,127	9,739	9,745

Activities

Banking	6,822	5,989	6,005
Leasing and factoring	162	158	154
Consumer credit	278	74	74
Asset management	205	200	211
Brokerage	248	165	172
Insurance	1,3900	1,141	1,026
Others	1,022	2,012	2,103

	10,1270	9,739	9,745

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of June 24, 2005, Espírito Santo International S.A. (“E.S. International”), a limited liability corporation (société anonyme) incorporated under the laws of Luxembourg, held directly or indirectly 27,733,666 shares, or approximately 57.89% of the share capital of ESFG. There are no restrictions on E.S. International’s ability to dispose of any or all of its holding of ESFG. E.S. International is the immediate holding company of ESFG. Each of the directors of E.S. International is also a Director of ESFG.

The Company’s major shareholders voting rights do not differ from those of other shareholders.

The Company’s shares are issued in bearer and registered form. The following table sets forth to the best of the Company’s knowledge information with respect to the persons known to the Company to be the owner of 5% or more of any class of the Company’s voting securities as of June 24, 2005:

Title and Class	Identity of Person or Group		Number of Shares Owned	Percent of Class

Ordinary Shares	E.S. International	(1)	27,733,666	57.89%

(1)
E.S. International directly owns 42.25% of the Shares of ESFG; the remaining Shares are held indirectly through Espírito Santo Irmaos S.A., a limited liability corporation organized under the laws of Portugal controlled by E.S. International.

As of June 24, 2005, 101 outstanding Shares of ESFG were owned, directly or indirectly, by the Directors of ESFG. The Directors of ESFG disclaim beneficial ownership of shares held by E.S. International or other Group companies of which they are directors.

E.S. International is 48.2% owned, directly or indirectly, by members of the Espírito Santo family and certain Portuguese nationals close to the family (including certain of the directors of E.S. International and ESFG). Private individuals not related to the family hold the balance of the shares in E.S. International.

ESFG does not know of any arrangements the operation that would at a subsequent date result in a change of its control.

As of June 24, 2005, there were no U.S. record holders on the Company’s share register. As of that date there were 112 registered holders of ADSs representing 23,994,009 ordinary shares, or approximately 50.08% of the total number of outstanding ordinary shares at such date. See “Item 9. The Offering and Listing” for additional information about U.S. holders of ESFG’s shares.

Related Party Transactions

The Group has business relationships with a number of entities in which it owns significant equity interests, which own significant equity stakes in the Group, or with which it is otherwise associated. It also has business relationships with a number of entities in which members of its Board of Directors hold management positions. With the exception of the business relationships described below, none of these relationships are material to the Group or any related counterparty nor are any related party transactions considered by the Group to be unusual in their nature of conditions. Moreover, the Group conducts all of its business with these entities on terms equivalent to those that would exist if it did not have equity interests in them or management members in common and were not otherwise associated with them, and it has conducted business with these companies on that basis in each of 2002, 2003 and 2004.

At December 31, 2004, the Group had balance sheet positions with related parties of euro 926.9 million in assets, including euro 767.5 million related to E.S. International and other E.S. International controlled companies, and euro 78.3 million in liabilities. During 2004, the maximum exposure was approximately euro 1,031.1 million. In 2004, the Group reached interest income in the amount of euro 19.8 million from related party transactions.

Back to Contents

The Group’s balance sheet exposure to related parties consists principally of loans by BES to E.S. International entities to finance long-term investments and construction projects, mainly in Portugal, and includes:

•	loans in the amount of euro 254.9 million to Espírito Santo International SA;

•	loans in the amount of euro 60.8 million to Espírito Santo Industrial SA;

•	loans in the amount of euro 106.2 million to Espírito Santo Property Holding SA;

•	loans in the amount of euro 135.1 million to Espírito Santo Resources Ltd.;

•	loans in the amount of Euro 43.4 million to Espírito Santo Health & Spa S.A.;

•	loans in the amount of euro 30.1 million to Es Saúde, SGPS; and

•	loans in the amount of euro 48.2 million to Portugália SA.

The terms and conditions of these loans are in line with market terms and conditions. In addition, the Group’s balance sheet exposure to related parties includes loans by BES to ESFG Directors and companies controlled by non-executive directors of the BES Group. Loans made to companies controlled by non-executive directors of BES Group companies amounted to euro 142.1 million at December 31, 2004, while direct loans to ESFG directors amounted to euro 2.5 million. All loans to related parties were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features. In 2004, an aggregate amount of euro 297.7 million of loans and advances to related parties was repaid in cash, compared with euro 203.7 million in 2003. See “Item 4. Information on the Company – Selected Statistical Information – Description of Assets and Liabilities – Loan Portfolio” for additional information about related party loans.

As of the date of this report, no other transactions with a related party which are material to the Group or the related counterparty or which are unusual in their nature or conditions have taken place or are being considered.

See Note 32 to the Consolidated Financial Statements for additional information on related party transactions.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Item 17. Financial Statements”.

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

New York Stock Exchange

	ADSs
Fiscal year ended December 31	High	Low

	(USD)
2000	19.81	15.13
2001	19.00	15.44
2002	18.00	14.40
2003	21.49	18.90
2004	26.18	19.21

	Price Per Share
Calendar Period	High	Low

	(USD)
December 2004	26.18	25.20
January 2005	26.10	25.15
February 2005	27.27	25.52
March 2005	28.14	26.35
April 2005	27.78	27.05
May 2005	27.59	26.57
June 2005 (through June 24, 2005)	27.78	26.50

	Price Per Share
Calendar Period	High	Low

	(USD)
2003
First Quarter	17.75	15.75
Second Quarter	17.57	15.97
Third Quarter	16.64	15.80
Fourth Quarter	21.49	15.90
2004
First Quarter	21.90	19.21
Second Quarter	21.10	19.65
Third Quarter	23.00	20.40
Fourth Quarter	26.18	22.16
2005
First Quarter	28.14	25.15
Second Quarter (through June 24, 2005)	27.78	26.50

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

Back to Contents

Luxembourg Stock Exchange

	Price Per Share
Fiscal year ended December 31	High	Low

	(euro)
2000	23.50	15.00
2001	22.75	16.75
2002	20.00	14.65
2003	16.35	15.69
2004	19.30	15.69

	Price Per Share
Calendar Period	High	Low

	(euro)
December 2004	19.15	18.80
January 2005	18.85	18.00
February 2005	20.55	18.90
March 2005	20.80	20.40
April 2005	20.80	20.40
May 2005	20.80	20.00
June 2005 (through June 24, 2005)	22.00	20.50

	Price Per Share
Calendar Period	High	Low

	(euro)
2003
First Quarter	16.75	14.50
Second Quarter	15.55	14.30
Third Quarter	15.00	14.15
Fourth Quarter	16.35	13.50

2004
First Quarter	17.15	15.69
Second Quarter	17.25	16.75
Third Quarter	18.25	17.45
Fourth Quarter	19.30	18.10

2005
First Quarter	20.80	18.00
Second Quarter (through June 24, 2005)	22.00	20.00

As of June 24, 2005, there were no U.S. record holders on the Company’s share register and 113 registered holders of ADSs representing 23,994,009 Shares, or approximately 50.08% of the total number of outstanding Shares at such date. Since certain of the Shares and ADSs are held by brokers and other nominees, the above numbers may not be representative of the actual number of U.S. beneficial holders or of the number of Shares or ADSs beneficially held by U.S. persons. In addition, since Shares are available in bearer form, ESFG does not have information on the actual number of U.S. residents who are beneficial owners of its Shares.

Back to Contents

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following information is a summary of the rights of holders of ESFG’s Shares under the material provisions of ESFG’s articles of association and the laws on commercial companies of the Grand-Duchy of Luxembourg. This summary is qualified in its entirety by reference to applicable legislation and ESFG’s articles of association. Holders of ESFG’s Shares are encouraged to read the full articles of association, which are incorporated by reference to this Form 20-F.

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

Audit committee. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies, which, among other things, regulate the relationship between listed companies and their outside auditor. Starting on July 31, 2005, some, but not all, of these requirements will also apply to non-U.S. NYSE listed companies, such as the Company. For the time being, however, the NYSE listing standards do not require that non-U.S. listed companies, such as the Company, have an audit committee. The Company is in the process of establishing an audit committee, which will be in place on or before July 31, 2005. All of the Company’s audit committee members will be independent.

While the NYSE listing standards require that the audit committee of a U.S. listed company have direct responsibility for the appointment, compensation, retention, and oversight of the work of the auditor, Luxembourg law provides that the election and dismissal of a company’s auditor is the sole responsibility of the shareholders’ meeting. In making its decision, the shareholders’ meeting may rely on proposals submitted to it by the board of directors. After the shareholders’ meeting elects the auditors, the board of directors is responsible for engaging the auditor, setting the terms of the engagement and administering the engagement,

Back to Contents

including compensation, on a day-to-day basis. Following establishment by ESFG of its audit committee, the board will delegate this responsibility to the committee.

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

Back to Contents

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

Participation exemption regime

Dividends. Dividends received by ESFG are exempt from corporate income tax and municipal business tax on income if, at the time the dividends are distributed:

•	ESFG, which is a limited liability company liable in full to all Luxembourg taxes, or the permanent establishment of a EU company or of a company resident of a treaty country, holds at least 10% of

Back to Contents

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

However, the participation exemption also applies to that tax, under the same conditions as the one listed for the participation exemption regime for dividends, see “Participation exemption regime” above, in the affiliate companies that have been held at the end of the year preceding the date of determination of the net worth tax. No minimum holding period is required.

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

Back to Contents

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

Under the Treaty, U.S. Holders that are eligible for the benefits of the Treaty are subject to Luxembourg withholding at a rate of 15% on dividends paid by ESFG, and 5% for a corporate U.S. Holder that beneficially owns 10% or more of ESFG’s voting stock. Requests for refunds of withholding tax deducted by ESFG must be addressed to the Luxembourg Administration des Contributions Directes using the forms available for this purpose and must be accompanied by appropriate evidence justifying a refund.

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

United States

Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, US Holders are subject to United States federal income taxation on the gross amount of any dividend paid by ESFG out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). Dividends paid to a noncorporate US Holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to such holder at a maximum rate of 15% if the holder held the Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by the Company with respect to the Shares or ADSs generally will be qualified dividend income. The dividend is taxable to the US Holder when it is actually or constructively received by the holder, in the case of Shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in a US Holder’s income will be the U.S. dollar value of the euro payment made, determined at the spot euro/U.S. dollar exchange rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes,

Back to Contents

will be treated as a return of capital to the extent of the US Holder’s basis in the Shares or ADSs and thereafter as capital gain.

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

For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income” for tax years beginning before January 1, 2007, and “general category income” for tax years beginning on or after January 1, 2007). Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate applicable to qualified dividend income.

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

In general, ESFG will be a PFIC with respect to a US Holder if, for any taxable year in which the US Holder held ADSs or Shares, either (i) at least 75% of the gross income of ESFG for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of ESFG’s assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities, and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation (as in the case of ESFG’s ownership of BES and Tranquilidade), the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving its proportionate share of the other corporation’s income. Passive income does not include, however, income derived in the active conduct of a banking business by an active bank (as determined for purposes of the PFIC rules) and its qualified bank affiliates and income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business.

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

Back to Contents

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

A US Holder who owns Shares or ADSs during any year that ESFG is a PFIC generally must file Internal Revenue Service Form 8621.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

ESFG is exposed to market, credit and operational risk due to the nature and scope of its operations. ESFG’s risk management provides an active support to management in playing an important role in supporting the Group’s balanced and sustained development.

ESFG’s risk management is organized into two broad areas, the Global Risk Department and the Company Monitoring and Credit Recovery Department, having the following objectives: (i) to identify, quantify and monitor the different types of risk, progressively applying uniform and consistent principles and methodologies to all the Group’s entities; (ii) to help achieve the Group’s Value Creation objectives by fine-tuning tools to support the structuring of transactions and by developing internal techniques of performance assessment and core capital optimization; and (iii) to assume a pro-active attitude in managing situations involving significant delays or other non-performance of contractual obligations.

The BES Group conducts banking and insurance activities throughout Portugal and banking activities in Spain, London, New York, Miami, Macao and Lausanne (Switzerland) through its subsidiaries and foreign branches. Accordingly, its risk management procedures take into account the specific conditions prevailing in each market in where the Group operates.

Nature of Primary Market Risk Exposures

Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates, foreign currency exchange rates and equity prices, as well as changes in the liquidity in the markets. Market risk is inherent in both derivative and non-derivative financial instruments, and accordingly, the scope of the Group’s market risk management procedures extends beyond derivatives to include all market risk sensitive financial instruments. The Group’s exposure to market risk is directly related to its proprietary trading and arbitrage activities and to its role as a financial intermediary in customer-related transactions. The main sources of market risk are its portfolio of long-term fixed rate bonds and its portfolio of equity and fixed income derivatives.

The Group seeks to mitigate its market risk exposures using derivative financial instruments that provide a cost effective alternative to traditional on-balance sheet instruments (such as securities, customer credit, and customers’ and other deposits). Transactions are conducted mainly through the Bank’s head office in Lisbon, Portugal and in its overseas branches. Derivative financial instruments used to reduce the Group’s market risk involve, to varying degrees, credit risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. See “– Credit Risk”. While the market risk of the insurance business is managed by BES, it is managed separately from BES’s own market exposure.

Following is a summary of the Group’s primary market risk exposures as of December 31, 2004, including a discussion of how those exposures are currently managed:

Back to Contents

Foreign Currency Exchange Risk

Foreign currency exchange risk includes transaction exposure (the exposure arising from fluctuations in foreign currency exchange rates on the reported value of revenues and expenses and certain assets and liabilities denominated in foreign currencies) and translation exposure (the exposure arising from the translation of investments in the net assets of foreign subsidiaries and offices). The Group’s revenues and expenses can be affected, as reported in euro, by fluctuations in foreign currency exchange rates, primarily relative to the U.S. dollar and the pound sterling. However, the impact of such fluctuations is limited because as of December 31, 2004 approximately 90.3% of the Group’s assets and 90.5% of its liabilities were denominated in euro.

The Group seeks to manage its exposure from the risk of adverse foreign currency fluctuations by hedging certain of its currency exchange exposures with respect to identifiable assets, liabilities or commitments denominated in foreign currency, which are firm. The Group primarily uses forward exchange contracts, currency swaps, and, to a lesser extent, foreign currency options to manage its foreign currency transaction and translation exposure.

Interest Rate Risk

Interest rate risk is the potential loss in a position value due to the inherent volatility of interest rates. Interest rate risk is a consequence of a mismatch between the durations of assets and liabilities within the Group.

The Group uses several types of financial instruments to manage its interest rate risk, including interest rate swaps, cross-currency interest rate swaps, forward rate agreements, futures and options. The extent to which the Group uses these instruments is determined by reference to the net exposure of the Group’s assets and liabilities that are subject to interest rate risk. The Group uses such instruments to manage its interest rate risk and protect the interest rate margin between interest-bearing assets and interest-bearing liabilities.

Equity Price Risk

The Group is exposed to equity price risk as a consequence of its proprietary trading activity in stock markets and in related derivative financial instruments. Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities or instruments that derive their value from a particular stock, a basket of stocks or a stock index

Liquidity Risk

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

Sensitivity analysis is a methodology whereby hypothetical changes to market conditions are used to predict reasonably possible near-term (up to one year) results. Sensitivity analysis is used to estimate potential losses based on parallel and non-parallel shifts in the relevant interest rate yield curves, foreign currency exchange rates and equity prices, and based on extreme changes in market conditions through stress testing. Losses are defined as the reduction in the fair value of the Group’s financial assets and liabilities caused by these hypothetical changes. For interest rate risk, potential losses are determined by comparing the fair value of financial assets and liabilities based upon discounted cash flows with the fair value originated by a simulated interest rate. For foreign currency exchange risk, potential losses are determined by comparing the

Back to Contents

fair value in euro of the Group’s open foreign currency position with the fair value of a hypothetical exchange rate. For equity price risk, potential losses are calculated as a percentage of the equity security’s current market value, or, in the case of related derivative financial instruments, the change in the fair value of the derivative financial instrument based on a hypothetical change in the value of the underlying equity, basket of equities or index.

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

The Bank has performed an entity-wide sensitivity analysis of all of the BES Group financial assets and liabilities, except for the interest rate risk analysis, which analysis includes financial assets and liabilities whose next repricing date is more than one year from December 31, 2004. Management believes that the estimated market risk of financial assets that reprice within one year is immaterial to the BES Group. The interest rate risk calculation assumed both a +10% and -10% parallel shift in the relevant interest rate yield curves at December 31, 2004; the foreign currency exchange risk calculation assumed both a +10% and -10% change in the foreign currency exchange rates at December 31, 2004; and the equity price risk calculation assumed a +10% and -10% change in equity prices at December 31, 2004. The amounts presented in the tables below represent the aggregate of the worst case impacts of the two modelling parameters for each type of market risk as computed for each of the BES Group’s individual financial assets and liabilities covered by the analysis at December 31, 2003 and 2004.

The Group has performed an entity-wide sensitivity analysis of all of the Group’s financial assets and liabilities, except for the interest rate risk analysis, which analysis includes financial assets and liabilities whose next repricing date is more than one year from December 31, 2004. Management believes that the estimated market risk of financial assets that reprice within one year is immaterial to the ESFG Group. The interest rate risk calculation assumed both a +10% and -10% parallel shift in the relevant interest rate yield curves at December 31, 2004; the foreign currency exchange risk calculation assumed both a +10% and -10% change in the foreign currency exchange rates at December 31, 2004; and the equity price risk calculation assumed a +10 and -10% change in equity prices at December 31, 2004. The amounts presented in the tables below represent the aggregate of the worst case impacts of the two modeling parameters for each type of market risk as computed for each of the financial assets and liabilities covered by the analysis at December 31, 2003 and 2004.

	Interest rate risk
	2003			2004
	Trading	Non-trading	Total	Trading	Non-trading	Total

	(In millions of Euro)
EUR	(3.39)	(109.84)	(113.23)	(4.24)	(145.45)	(142.26)
GBP	(9.04)	(0.33)	(8.71)	(11.93)	–	(11.93)
PNL	(0.19)	–	(0.19)	–	–	–
SEK	(0.08)	(0.04)	(0.12)	–	–	–
USD	(15.05)	(22.10)	(37.15)	(4.41)	(31.19)	(35.60)
DKK	(016)	–	(0.16)	–	–	–
JPY	–	–	–	(0.08)	–	(0.08)

Back to Contents

	Foreign exchange risk
	2003			2004
	Trading	Non-trading	Total	Trading	Non-trading	Total

	(In millions of Euro)
BRL	(4.04)	(4.31)	(8.35)	(0.33)	(0.82)	(0.49)
CAD	–	(1.00)	(1.00)	–	(0.19)	(0.19)
GBP	(0.03)	(0.97)	(1.00)	(0.01)	(0.73)	(0.73)
JPY	(2.66)	(0.19)	(2.47)	–	(0.03)	(0.03)
SEK	–	(0.11)	(0.11)	–	–	–
USD	(1.35)	(4.53)	(5.88)	(1.97)	(5.41)	(7.38)
ZAR	(1.73)	(0.11)	(1.61)	–	(0.18)	(0.18)

	Equity risk
	2003			2004
	Trading	Non-trading	Total	Trading	Non-trading	Total

	(In millions of Euro)
EUR	(56.69)	(2.87)	(59.56)	(30.50)	(3.50)	(34.00)
USD	(0.95)	(0.62)	(1.58)	–	(0.74)	(0.74)

Credit Risk

Credit risk arises from the potential inability of counterparts to perform on an obligation in accordance with the terms of the contract. The Group is exposed to credit risk in various capacities: primarily as a direct lender, as a holder of securities, and as a counterpart in financial contracts. As a lender and as a holder of debt securities the Group is exposed to the risk of non-payment of interest or principal by the borrower. As a counterpart in financial contracts, the Group is exposed to risk of non-performance by a counterpart obligated to perform under the contract.

In line with the Group’s credit risk management and the guidelines of the New Capital Accord (BIS II), the internal rating systems have been continuously developed and fine-tuned. During 2004, all rating and scoring models under development were completed to cover all the Group’s portfolios and now play a key role, not only in the technical analysis of risk, but also in the approval process and in credit risk control.

In the course of 2004, loan granting processes were further developed with the view of integrating internal ratings and risk-adjusted return metrics in the credit decision process. The credit process for retail was entirely redesigned, including the credit analysis, evaluation and approval methodologies and revised delegated credit powers. The relevant rules were also simplified and clarified. In 2004, scoring classifications, which play a determining role in the definition of credit powers in terms of both amounts and pricing at the various decision-taking levels and have already been in place for personal loans and loans in the segment of medium-sized companies, were introduced in the small business sector and in mortgage lending operations.

The monitoring and control activities of the Global Risk Department aim to quantify and control credit risk, to enable it to define in advance and implement specific measures to deal with specific situations, as well as to outline global strategies concerning credit portfolio management. Hence, the credit risk monitoring function basically comprises the following processes: (i) detecting warning signals and monitoring customers; (ii) control of credit limits; and (iii) global analysis of the risk profile of credit portfolios.

In 1998, the Group set up Espírito Santo Cobranças, a company specialized in the recovery of loans to individual customers. The recovery process thus follows different circuits depending on whether it applies to loans to individuals or to corporate loans: (i) for loans to individuals the default is detected directly when an amount is charged to a customer’s account: failure to charge that amount immediately alerts Espírito Santo Cobranças, which then takes the necessary steps for recovery, including legal action. (ii) in corporate credit, defaults are detected through on-line information systems. During the first ninety days of default, the branches monitor the contract and take action for recovery; following that period, the responsibility for recovery is

Back to Contents

transferred to the Company Monitoring and Credit Recovery Department. Legal procedures are in charge of the Legal Department.

Operating risk

Operational risk represents the risk of losses resulting from failures in internal procedures, human behaviour, information systems, or external events.

To manage operational risk, the Group has developed and implemented a system that standardizes, systematizes and regulates the frequency of actions viewing the identification, monitoring, controlling and mitigation of risk. The system is supported at the organizational level by an unit within the Global Risk Department, exclusively dedicated to this task, and by representatives designated by each of the relevant Departments and Subsidiaries.

In 2004, several techniques were implemented or fine-tuned to identify risk sources and the exposure to these sources, to collect quantitative and qualitative information concerning occurred risk events as well as to analyze and interpret the information collected in order to define mitigation actions (corrective and preventive actions). Some of the techniques used are:

•
Assessment questionnaires. The assessment questionnaires are used to detect, in a massive top-level way, the main sources of operational risk in the business and support processes. This instrument of analysis also helps to reinforce communication, and raise awareness to this matter.

•
Detailed analysis of processes. The processes identified as being more critical are subject to a detailed analysis, based on the available information, viewing the identification and subsequent control of the main operational risks incurred. This analysis also permits to define concealed to the identification of possible mitigation measures that eliminate or minimize the risk(s) identified.

•
Collection of events arising from operational risk. The purpose is to collect quantitative and qualitative information on events derived from operational risk, systematically loading them onto a database.

•
Monitoring and control via risk indicators. By defining and monitoring process indicators of exposure to operational risk events, it is possible to identify trends and consequently to anticipate failures and take preventive action.

The conclusions obtained through the application of these methods are reported to the relevant area managers and also to other departments concerned, such as the Internal Audit and the Compliance Office.

The organizational model, as well as the above-mentioned methods, is documented in detail in the Operational Risk Integrated Management Handbook.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

The Company, under the supervision and with the participation of its principal executive and financial officer, Mr. Espírito Santo Salgado, who is Chairman of the Board, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2004. These controls and procedures are designed to ensure that all material financial and non-financial information that the Company is required to disclose in documents filed with, or submitted to, the SEC is recorded, processed, summarized and reported in a timely manner. Although the Company believes that its existing disclosure controls and procedures are adequate to enable it to comply with applicable disclosure obligations, it is in the process of finalizing the implementation of changes responding to recent legislation and regulations, primarily to formalize and document the disclosure controls and procedures that are already in place.

In evaluating the Company’s disclosure controls and procedures, the Company’s principal executive and financial officer, Mr. Espírito Santo Salgado, recognized that any controls and procedures, no matter how well-designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired objectives. In recognition of this fact, he concluded, based on his evaluation, that, as of December 31, 2004, the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

In 2004, there were no significant changes in the Group’s internal controls or in other factors that could significantly affect these controls.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Although the Company is in the process of establishing an audit committee, it does not currently have such a committee and, accordingly, does not have an audit committee financial expert. The Company’s audit committee will be in place as required by the rules of the New York Stock Exchange in July 2005. The Board is seeking to include a member to the committee who it would consider to be an audit committee financial expert in connection with the establishment of the committee.

ITEM 16B. CODE OF ETHICS

On June 28, 2004, the Board approved a Code of Ethics applicable to all Directors, Officers and employees of the Company. Please visit the Company’s website at www.esfg.com to view a copy of the Code of Ethics.

Back to Contents

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides an overview of the fees billed by KPMG, our principal accountant in respect of 2003 and 2004, for professional services performed in respect of each of these years.

	Year ended December 31,
	2003	2004

	(In millions of Euro)
Audit fees	2,062.4	2,556.3
Audit – related fees	128.6	506.3
Tax fees	393.7	503.2
Other fees	435.9	1,231.2

	3,020.6	4,797.0

The above table sets forth the aggregate fees billed by KPMG for services performed in connection with the preparation of the Group’s consolidated und unconsolidated financial statements (“Audit Fees”); audit and related services usually undertaken in connection with the preparation of audited financial statements (“Audited – Related Fees”); services related to ongoing tax compliance, planning and advice (“Tax Fees”); as well as other services not considered above (“Other Fees”).

The provision of non-audit services either by the external auditors or by other entities belonging to the same professional network, entails the establishment, at the Group level, of means for safeguarding the professional independence of those persons and entities.

Accordingly, the Board has identified the particular consultancy and other non-audit services the provision of which is strictly prohibited on the grounds that such services may affect the independence of the external auditors in relation to the Group.

In addition, all proposals concerning the provision of consultancy and other non-audit services must be subject to the analysis and prior approval of the Board with a view to safeguarding the professional independence of the external auditors.

The Board has defined a list of non-audit services, which they have pre-approved provided that the value of the remuneration paid for the engagement is less than euro 100,000. However, the Board must be informed of all these pre-approved services, for ratification on a semi-annual basis. The Board also requires that any proposals for the external auditors to provide non-audit services the remuneration for which would exceed the established limit and/or which are not on the list of pre-approved services be subject to separate Board approval.

The functions of the Board in relation to approval of audit and non-audit services pursuant to the requirements of the Sarbanes-Oxley Act and related regulations will be assumed by the Audit Committee upon its establishment in July 2005.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not yet applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2004, there were no purchases made by or on behalf of ESFG or any affiliated purchaser of any of ESFG’s equity securities.

Back to Contents

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements, together with the report of KPMG thereon, are filed as part of this Annual Report. The Group’s Consolidated Financial Statements as of and for the years ended December 31, 2002, 2003 and 2004 have been audited by KPMG.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit 1
Memorandum and Articles of Association of Espírito Santo Financial Group, S.A. (incorporated by reference to ESFG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed on July 14, 2003, as amended).

Exhibit 8	List of Subsidiaries: See “Item 4. Information on the Company – Organizational Structure”.

Exhibit 12	Certification of Ricardo Espírito Santo Silva Salgado filed pursuant to 17 CFR 240.13a-14(a).

Exhibit 13	Certification of Ricardo Espírito Santo Silva Salgado furnished pursuant to 17 CFR 240.13a-14(b).

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report hereby on its behalf.

Dated: June 30, 2005	ESPÍRITO SANTO FINANCIAL GROUP S.A. (Registrant)

By: /s/ RICARDO ESPÍRITO SANTO SILVA SALGADO

Name: Ricardo Espírito Santo Silva Salgado Title: Chairman of the Board and Principal Executive and Financial Officer

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

AUDITORS’ REPORT

To the Shareholders and Board of Directors of
Espírito Santo Financial Group, S.A.

We have audited the accompanying consolidated balance sheets of Espírito Santo Financial Group, S.A. (the “Group”) as of December 31, 2004 and 2003 and the related consolidated statements of income, cash flows and changes in shareholders’ equity, and notes thereto for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in Portugal as referred to in note 2 to the financial statements.

The financial statements have been prepared in accordance with generally accepted accounting principles in Portugal. The generally accepted accounting principles in Portugal vary in certain material respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of net income for each of the years in the three-year period ended December 31, 2004, and the determination of shareholders’ equity at December 31, 2004 and 2003 to the extent summarised in note 36 to the consolidated financial statements.

Lisbon, Portugal
April 6, 2005
(Except for notes 36 and 38 which are as of June 30, 2005)

KPMG & Associados, SROC, S.A.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED BALANCE SHEETS

		December 31,

	Notes	2003	2004

		(In millions of Euro)
ASSETS

Cash and due from banks	3	1 627.3	1 609.1
Interest-earning deposits with banks	3	5 676.1	4 788.6
Trading account securities	4	458.2	1 766.0
Investment securities available for sale	5	7 893.4	8 158.1
Investment securities held to maturity (market value 2003: 575.2; 2004: 526.2)	5	572.2	522.8
Loans and advances to customers	6	27 590.1	29 555.1
Provision for loan losses	6 and 19	(820.1)	(829.4)
Other equity holdings	7	799.5	873.6
Accrued interest income		226.0	219.0
Property and equipment	8	440.7	446.9
Other assets	9	3 200.0	3 403.2

TOTAL ASSETS		47 663.4	50 513.0

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits from banks	12	3 412.8	3 176.0
Demand deposits	10 and 12	6 602.8	7 092.7
Saving deposits	10 and 12	2 181.4	2 171.9
Other time deposits	10 and 12	10 656.6	10 647.9
Securities sold under repurchase agreements	12	1 422.0	1 487.6
Other short-term borrowings	11 and 12	848.7	745.5
Insurance reserves	13	5 383.5	5 930.0
Accrued interest and other liabilities	14	1 670.7	1 438.5
Corporate borrowings and long-term debt	15	12 923.3	15 068.0
Convertible bonds	16	310.0	310.0

TOTAL LIABILITIES		45 411.8	48 068.1

MINORITY INTERESTS	17	2 167.3	2 315.2

SHAREHOLDERS’ EQUITY
Ordinary shares, EUR10 par value; 100 000 000 shares authorised (2003: 100 000 000) 47 908 555 shares issued	18	479.1	479.1
Goodwill, other reserves and retained earnings		(396.0)	(352.5)
Accumulated other comprehensive income		1.2	3.1

TOTAL SHAREHOLDERS’ EQUITY		84.3	129.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		47 663.4	50 513.0

Commitments, contingencies and derivatives and other financial instruments with off-balance sheet risk (Note 33).

See the accompanying Notes to the consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF INCOME

		Years ended December 31,
	Notes	2002	2003	2004

		(In millions of Euro)
INTEREST INCOME
Interest on loans		1 489.6	1 267.5	1 216.8
Interest on deposits with banks		119.6	136.7	136.0
Interest and dividends on securities:
Trading securities
Interest		97.9	59.1	49.7
Dividends		0.1	—	0.1
Investment securities
Interest		169.7	191.7	216.9
Dividends		10.8	16.8	17.6

Total interest income		1 887.7	1 671.8	1 637.1

INTEREST EXPENSE
Interest on deposits		524.1	419.1	388.2
Interest on securities sold under repurchase agreements		41.9	28.6	36.8
Interest on short-term borrowings		47.5	33.1	16.3
Interest on corporate borrowings and long-term debt		438.3	432.2	466.0
Interest on convertible bonds		12.9	15.5	15.5

Total interest expense		1 064.7	928.5	922.8

NET INTEREST INCOME		823.0	743.3	714.3
Provisions for loan losses	6 and 19	(231.8)	(264.0)	(218.9)

Net interest income after provision for loan losses		591.2	479.3	495.4

OTHER INCOME
Fee and commission income	20	297.5	356.1	401.3
Net trading account gains (losses)		(47.3)	21.4	52.4
Net gains (losses) on investment securities available for sale		(30.2)	28.7	105.0
Insurance premiums	21	1 080.3	1 258.0	1 305.8
Other insurance income (expenses)	21	(5.6)	203.2	208.2
Net gains on foreign currency and financial derivatives transactions		216.5	182.3	33.2
Other operating income	22	152.4	235.0	281.0

Total other income		1 663.6	2 284.7	2 386.9

See the accompanying Notes to the consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF INCOME

		Years ended December 31,

	Notes	2002		2003	2004

		(In millions of Euro, except for Net income (loss) per share)
OTHER EXPENSES
Salaries and benefits		441.8		444.7	471.5
Occupancy cost		55.2		53.5	47.6
Insurance benefits and claims	24	1 053.1		1 228.9	1 303.6
Insurance underwriting and related expenses	25	86.0		84.7	85.9
Depreciation	8	65.6		55.3	47.0
Amortisation	9	90.6		101.9	102.3
Other expenses	26	345.1		474.5	486.3

Total other expenses		2 137.4		2 443.5	2 544.2

Income before income taxes and minority interests		117.4		320.5	338.1
Income taxes	27	(14.2)		(66.7)	(49.1)
Minority interests in income of consolidated subsidiaries		(146.4)		(217.7)	(237.0)
Income/(losses) in associated undertakings		(1.9)		(0.2)	0.7

NET INCOME (LOSS)		(45.1)		35.9	52.7

NET INCOME (LOSS) PER SHARE
Basic	28	(1.04)		0.79	1.10
Diluted	28	(1.04	)(1)	0.79 (1)	1.10	(1)
Weighted average number of shares outstanding:
For basic earnings per share	28	43,253,371		45,643,406	47,908,555
For diluted earnings per share	28	43,253,371	(1)	45,643,406 (1)	47,908,555	(1)

(1)	Convertible bonds interest and obtainable shares are excluded from the calculation due to anti-dilutive effect (see Note 28).

See the accompanying Notes to the consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,

	Notes	2002	2003	2004

		(In millions of Euro)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		(45.1)	35.9	52.7
Adjustments to reconcile net income to cash provided by operating activities:
Provisions for loan losses		231.8	264.0	218.9
Provisions on investment in real estate		2.9	2.5	6.4
Depreciation and amortisation		156.0	157.2	149.3
Minority interests in income of consolidated subsidiaries		146.4	169.6	185.1
Equity in unremitted (gains) losses of associates		1.9	0.2	(0.7)
Bonus paid to employees		(21.6)	(25.2)	(36.8)
Contribution to pension fund		(316.3)	(250.9)	(162.4)
Increase in insurance reserves		474.6	408.3	577.6
Increase in provision for general banking risks		0.5	91.5	9.1
Increase in provision for liabilities and charges		1.3	33.4	100.0
Decrease (increase) in accrued interest and other liabilities/assets		268.8	295.0	(400.6)
Net gains on sale of property and equipment		(5.5)	(9.4)	(4.6)
Net gains on sale of real-estate		—	(0.2)	(1.1)
Net changes in trading account securities		142.3	8.2	(1 307.8)
Net investment securities unrealised losses		150.0	73.4	21.4
Net gains on sale of investments in Group companies		(8.4)	(76.6)	(57.2)
Net gains on sale of investments in Other equity holdings		—	—	(64.6)

Net cash (used) provided by operating activities		1 179.6	1 176.9	(715.3)

CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease in interest-earning deposits		190.4	145.5	294.6
Net increase in loans and advances to customers		(1 264.7)	(536.4)	(2 169.3)
Purchase of property and equipment		(52.3)	(37.8)	(61.6)
Sale of property and equipment		12.8	69.0	19.5
Increase in investments in Group companies		(42.8)	(31.7)	(25.6)
Sale of investments in Group companies		—	94.2	71.7
Investment in other equity holdings, net		—	—	22.3
Investment securities available for sale:
Purchases		(742 482.5)	(29 696.5)	(15 493.0)
Sales of debt securities		740 140.1	24 927.3	13 281.9
Sales of other securities		1 148.9	1 081.3	477.7
Maturities		1 061.8	2 993.9	1 494.3
Investment in real estate, net		(21.2)	(41.1)	(69.6)
Other, net		(375.5)	91.9	(53.2)

Net cash used in investing activities		(1 685.0)	(940.4)	(2 210.3)

See the accompanying Notes to the consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,

	Notes	2002	2003	2004

		(In millions of Euro)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits from banks		278.6	(564.2)	(236.8)
Net increase (decrease) in demand and savings deposits		170.2	(229.4)	489.9
Net increase (decrease) in time deposits		367.8	454.6	(18.2)
Net increase (decrease) in securities sold under repurchase agreements		774.4	(114.3)	65.6
Minority interest in subsidiaries share capital increase		421.4	—	5.2
Net decrease in treasury shares		28.2	35.9	—
Increase in corporate borrowings and long-term debt		3 283.5	2 592.7	3 812.8
Decrease in corporate borrowings and long-term debt		(2 842.4)	(1 055.5)	(1 671.3)
Increase in preference shares		—	450.0	150.0
Decrease in preference shares		—	(463.5)	(119.5)
Dividends paid		(70.9)	(53.9)	(60.0)
Net increase (decrease) in other short-term borrowings		(495.9)	(584.9)	(103.2)

		1 914.9	467.5	2 314.5

NET INCREASE IN CASH AND CASH EQUIVALENTS		1 409.5	704.0	(611.1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	4 024.5	5 434.0	6 138.0

CASH AND CASH EQUIVALENTS AT END OF YEAR	3	5 434.0	6 138.0	5 526.9

Supplemental cash flow information
Cash paid during the year:
Interest paid		1 057.4	996.6	954.0
Interest received		1 896.8	1 810.8	1 785.6
Income tax paid		50.8	44.9	56.0

See the accompanying Notes to the consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Total Shareholders’ equity	Ordinary shares	Treasury shares	Accumulated other comprehensive income	Goodwill	Other reserves and retained earnings

	(In millions of Euro)
Balance as at 31 December 2001	93.0	479.1	(73.1)	13.8	(482.5)	155.7
Dividends on ordinary shares (EUR 0.21 per share)	(8.1)	—	—	—	—	(8.1)
Bonus shares attributed to shareholders	—	—	9.0	—	—	(9.0)
Bonus paid to employees net of minority interest	(7.0)	—	—	—	—	(7.0)
Contribution to pension fund net of minority interest	(1.0)	—	—	—	—	(1.0)
Provision for unconsolidated equity holdings (Regulation 4/2002 issued by the Bank of Portugal), net of minority interest	(9.4)	—	—	—	—	(9.4)
Sale of IASA	—	—	—	—	19.9	(19.9)
Goodwill arising on consolidation	(13.2)	—	—	—	(13.2)	—
Opening balance of deferred tax asset recognised by the insurance business (net of minority interest)	2.5	—	—	—	—	2.5
Effect of foreign exchange translation arising on consolidation	(12.3)	—	—	(12.3)	—	—
Unrealised gains on investment securities held by insurance operations net of minority interest	3.4	—	—	3.4	—	—
Other reserves arising on consolidation	9.3	—	—	—	—	9.3
Treasury shares sold	28.2	—	28.2	—	—	—
Net loss	(45.1)	—	—	—	—	(45.1)

Balance as at 31 December 2002	40.3	479.1	(35.9)	4.9	(475.8)	68.0
Bonus paid to employees net of minority interest	(8.2)	—	—	—	—	(8.2)
Provision for unconsolidated equity holdings (Regulation 4/2002 issued by the Bank of Portugal), net of minority interest	(5.8)	—	—	—	—	(5.8)
Goodwill arising on consolidation	(10.6)	—	—	—	(10.6)	—
Effect of foreign exchange translation arising on consolidation	(11.5)	—	—	(11.5)	—	—
Unrealised gains on investment securities held by insurance operations net of minority interest	7.8	—	—	7.8	—	—
Other reserves arising on consolidation	0.5	—	—	—	—	0.5
Treasury shares sold	35.9	—	35.9	—	—	—
Net income	35.9	—	—	—	—	35.9

Balance as at 31 December 2003	84.3	479.1	—	1.2	(486.4)	90.4
Dividends on ordinary shares (EUR 0.10 per share)	(4.8)	—	—	—	—	(4.8)
Bonus paid to employees net of minority interest	(12.6)	—	—	—	—	(12.6)
Provision for unconsolidated equity holdings (Regulation 4/2002 issued by the Bank of Portugal), net of minority interest	8.8	—	—	—	—	8.8
Goodwill arising on consolidation	(1.5)	—	—	—	3.4	(4.9)
Effect of foreign exchange translation arising on consolidation	(5.0)	—	—	(5.0)	—	—
Unrealised gains on investment securities held by insurance operations net of minority interest	6.9	—	—	6.9	—	—
Other reserves arising on consolidation	0.9	—	—	—	—	0.9
Net income	52.7	—	—	—	—	52.7

Balance as at 31 December 2004	129.7	479.1	—	3.1	(483.0)	130.5
Movement in Comprehensive income
Year ended 31 December 2002	(54.0)	—	—	(8.9)	—	(45.1)

Year ended 31 December 2003	32.2	—	—	(3.7)	—	35.9

Year ended 31 December 2004	54.6	—	—	1.9	—	52.7

See the accompanying Notes to the consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 1 — BACKGROUND AND BUSINESS ORGANISATION

Espírito Santo Financial Group SA (ESFG), formerly Espírito Santo Financial Holding SA, is a limited liability company (“société anonyme”) incorporated under the laws of the Grand Duchy of Luxembourg on November 28, 1984. ESFG was formed as a holding company for all of Espírito Santo International SA’s (ESI), formerly E.S. International Holding SA (ESIH), financial and insurance operations. ESI, the principal shareholder, is a Luxembourg based holding company for the interests of the Espírito Santo family. The non-financial interests of ESI are held by Espírito Santo Resources Ltd., Bahamas (ESR), which is engaged in agriculture, hotels, catering, real estate and other businesses. As used hereafter, the “Group” refers to ESFG and its subsidiaries.

Through its subsidiaries, the Group engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stock broking and private banking, and a full line of insurance operations. The Group conducts its commercial banking activities primarily through Banco Espírito Santo, SA (BES), a diversified global financial services firm and Banco Internacional de Crédito, SA (BIC), a commercial bank specialising in residential mortgage loans, both head quartered in Portugal. The Group’s investment banking business is managed primarily through Banco Espírito Santo de Investimento, SA (BESI), based in Portugal, while its asset management activities are operated through Espírito Santo Activos Financeiros, SGPS, SA (ESAF) and Compagnie Bancaire Espírito Santo SA, based in Portugal and Switzerland, respectively. The Group conducts its stockbrokerage activities through Espírito Santo Dealer-Sociedade Financeira de Corretagem, SA (ES Dealer) in Portugal, and Espírito Santo Investment SAU SV, (formerly Benito y Monjardín SV, SA) in Spain, both subsidiaries of BESI. The Group conducts its insurance business mainly through Companhia de Seguros Tranquilidade SA (Tranquilidade), and Companhia de Seguros Tranquilidade Vida SA (Tranquilidade Vida).

The Group holds a voting interest of 49.20% (2003: 49.24%) in BES, a level which cannot exceed 50% without triggering provisions of the Portuguese takeover law, which would require it to offer to purchase all of the outstanding shares. Nevertheless, the Group consolidates BES because its voting interest gives it the effective equivalent of voting control.

Main changes in the Group’s Structure in 2003 and 2004

In June 2003 the Group sold a 45% stake of Credibom, a company specialised in consumer credit finance, to Banque Sófinco, keeping a 15% interest, which was subsequently sold to the same party in June 2004. This sale generated a gain, recognised under Other operating income, profit on disposal of subsidiaries, of EUR 65.3 million in 2003 and EUR 24.8 million in 2004, before minority interests (see Note 22). Net of minority interests, these gains amount to EUR 21.3 million and EUR 8.1 million, respectively.

In April 2004, the Group sold its investment in Portline generating a gain, recognised under Other operating income, profit on sale of other equity holdings, of EUR 4.4 million, before minority interests (see Note 22). Net of minority interest, this gain amounts to EUR 1.4 million.

In July 2004, the Group sold its investment in Clarity generating a gain, recognised under Other operating income, profit on sale of other equity holdings, of EUR 20.7 million, before minority interests (see Note 22). Net of minority interests, this gain amounts to EUR 6.8 million.

In December 2004, the Group sold 80% of the investment held in ES Concessões, generating a gain, recognised under Other operating income, profit on sale of subsidiaries, in the amount of EUR 32.4 million before minority interest (see Note 22). Net of minority interest, this gain amounts to EUR 10.6 million.

On November 30, 2004, Tranquilidade, a subsidiary in which ESFG holds a 66.7% interest, acquired ESIA, a fully owned subsidiary of the Group. As at December 30, 2004, ESIA was merged into Tranquilidade.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Group Consolidated Subsidiaries and Associates

The Group is engaged principally in two business areas concentrated mainly in Portugal: banking and insurance. Its operations outside of this country complement its Portuguese activities.

The following describes the main activity of each of the Group’s subsidiaries and associates as at December 31, 2004:

Company	Short name	Activity	Location

Advancecare – Gestão de Serviços de Saúde, SA	ADVANCECARE	Managed care	Portugal
Banco Espírito Santo dos Açores, SA	BAC	Commercial banking	Azores Island
Banco Espírito Santo, SA	BES	Commercial banking	Portugal
BES Finance Ltd.	BES FINANCE	Financing vehicle	Cayman Islands
BES Overseas Ltd.	BES OVERSEAS	Financing vehicle	Cayman Islands
BES Securities SA	BES Securities	Brokerage house	Brazil
Banque Espírito Santo et de la Vénétie, SA	BES VENETIE	Commercial banking	France
Besaf – Bes Activos Financeiros, Lda	BESAF	Assets managment	Brazil
Banco Espírito Santo de Angola, SARL	BESA	Commercial banking	Angola
Banco Espírito Santo de Investimento, SA	BESI	Investment banking	Portugal
BES Investimento Brasil SA	BESI BRASIL	Investment banking	Brazil
Bank Espírito Santo International Ltd.	BESIL	Commercial banking	Cayman Islands
Besleasing e Factoring – Instituição Financeira de Crédito, SA (a)	BESLEASING e FACTORING	Leasing and factoring	Portugal
Banco Espírito Santo North American Capital Corp.	BESNAC	Financing vehicle	USA
Banco Espírito Santo do Oriente, SA	BES-ORIENTE	Commercial banking	Macau
BESPAR, SGPS, SA	BESPAR	Holding company	Portugal
Banco Espírito Santo, SA	BESSA	Commercial banking	Spain
Banco Electrónico de Serviço Total, SA	BEST	Internet Banking	Portugal
Banco Internacional de Crédito, SA	BIC	Commercial banking	Portugal
BIC – International Bank	BIC CAYMAN	Commercial banking	Cayman Islands
BM Capital, SA	BM CAPITAL	Brokerage house	Spain
Cartera BJC, SA	CARTERA BJC	Brokerage house	Spain
Compagnie Bancaire Espírito Santo, SA	CBESSA	Asset management	Switzerland
CÊNTIMO – Sociedade de Serviços, Lda	CÊNTIMO	Custodian company	Portugal
CENTUM – Sociedade Gestora de Participações Sociais, SA	CENTUM	Holding company	Portugal
Capital Mais – Assessoria Financeira, SA	CMAF	Advisory services	Portugal
COMINVEST – Sociedade de Gestão e Investimento Imobiliário, SA	COMINVEST	Real-estate	Portugal
COSIM – Société Financière et Immobilière	COSIM	Real-estate	France
CREDIFLASH Sociedade Financeira para Aquisições a Crédito, SA	CREDIFLASH	Consumer credit	Portugal
Espírito Santo Prestação de Serviços, ACE	ES ACE	Shared services company	Portugal
Espírito Santo Belgique, SA	ES BELGIQUE	Representation office	Belgium
ES CAPITAL – Sociedade de Capital de Risco, SA	ES CAPITAL	Venture capital	Portugal
Espírito Santo Cobranças, SA	ES COBRANÇAS	Debt collection	Portugal
ES CONCESSÕES, SGPS, SA	ES CONCESSÕES	Holding company	Portugal
Espírito Santo Contact Center, Gestão de Call Centers, SA	ES CONTACT CENTER	Call center services	Portugal
Espírito Santo Gestion, SA	ES GESTION	Insurance broker	Spain

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Company	Short name	Activity	Location

ES Interaction – Sistemas de Informação Interactivos, SA	ES INTERACTION	Computer services	Portugal
Espírito Santo Investment PLC	ES INVESTMENT PLC	Brokerage house	Ireland
Espírito Santo Pensiones, SGFP, SA	ES PENSIONES	Asset management – Pension funds	Spain
Espírito Santo PLC	ES PLC	Non-bank finance company	Ireland
Espírito Santo Representações Lda	ES REPRESENTAÇÕES	Representation office	Brazil
ES Research – Estudos Financeiros e de Mercados, SA	ES RESEARCH	Advisory services	Brazil
Espírito Santo Saúde SGPS, SA	ES SAUDE	Holding company	Portugal
Espírito Santo Equipamentos e Segurança, SA	ES SEGURANÇA	Security equipment	Portugal
Espírito Santo Companhia de Seguros, SA	ES SEGUROS	Insurance	Portugal
Espírito Santo Servicios, SA	ES SERVICIOS	Insurance	Spain
ES Tech Ventures, SA	ES TECH VENTURES	Holding company	Portugal
ES Tech Ventures DESG – Desenvolvimento Empresarial e Serviços de Gestão, SA	ES TECH VENTURES DESG	Advisory services	Portugal
ES VENTURE SA	ES VENTURE	Holding company	British Virgin Islands
Espírito Santo Activos Financeiros SGPS, SA	ESAF – SGPS	Holding company	Portugal
ESAF International Distributors Associates, Ltd	ESAF IDA	Distribution company	British Virgin Islands
Espírito Santo Participações Internacionais SGPS SA	ESAF PI	Holding company	Portugal (Madeira)
ESAF SA – Espírito Santo Activos Financeiros, SA	ESAF SA	Advisory services	Spain
Espírito Santo Fundos de Investimentos Imobiliarios, SA	ESAF-FII	Asset management – Mortgage funds	Portugal
Espírito Santo Fundos de Investimentos Mobiliarios, SA	ESAF-FIM	Asset management – Securities funds	Portugal
Espírito Santo Fundo de Pensões, SA	ESAF-FP	Asset management – Pension funds	Portugal
Espírito Santo International Management, SA	ESAF-IM	Asset management – Securities funds	Luxembourg
Espírito Santo Bank	ESB	Commercial banking	USA
Espírito Santo Bank (Panama), SA	ESB PANAMA	Commercial banking	Panama
Espírito Santo e Comercial de Lisboa Inc.	ESCLINC	Representation office	USA
Espírito Santo Data SGPS, SA	ESDATA	Computer services	Portugal
ESEGUR – Empresa de Segurança, SA	ESEGUR	Private security services	Portugal
Espírito Santo Financial (Portugal), SGPS, SA	ESF(P)	Holding company	Portugal
Espírito Santo Financial Consultants, SA	ESFC	Portfolio management	Portugal
ESFG Overseas Ltd.	ESFG OVERSEAS	Financing vehicle	Cayman Islands
Espírito Santo Financière, SA	ESFIL	Holding company	Luxembourg
Esfil Properties, SA	ESFIL PROPERTIES	Real estate	Luxembourg
Espírito Santo Gestão de Instalações, Aprovisionamento e Comunicações, SA	ESGEST	Technical services	Portugal
Espírito Santo Gestão de Patrimónios, SA	ESGP	Portfolio management	Portugal
Espírito Santo Innovation, SA	ES INNOVATION	Computer services	Portugal
Espírito Santo Investimentos Lda	ESI INVESTIMENTOS	Investment banking	Brazil
Espírito Santo International Asset Management Ltd.	ESIAM	Advisory services	British Virgin Islands
Espírito Santo Overseas Ltd.	ESOL	Financing vehicle	Cayman Islands
Espírito Santo do Oriente – Estudos Financeiros e de Mercado de Capitais Lda	ESOR	Consulting	Macau

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Company	Short name	Activity	Location

ESSI Comunicações, SGPS, SA	ESSI COMUNICAÇÕES	Holding company	Portugal
ESSI Investimentos, SGPS, SA	ESSI INVESTIMENTOS	Holding company	Portugal
Espirito Santo Investment SV, SA (b)	ES INVESTMENT SV	Brokerage house	Spain
ESSI, SGPS, SA	ESSI SGPS	Holding company	Portugal
ESUMÉDICA – Prestação de Cuidados Médicos, SA	ESUMEDICA	Health care	Portugal
EUROP ASSISTANCE – Companhia Portuguesa de Seguros de Assistência, SA	EUROP ASSISTANCE	Private assistance	Portugal
FIDUPRIVATE -Sociedade de Serviços, Consultadoria e Administração de Empresas, SA	FIDUPRIVATE	Consulting	Portugal
Gespar Sociedade Civil Limitada	GESPAR	Holding company	Brazil
JAMPUR – Trading International, Lda	JAMPUR	Support services	Portugal
KUTAYA – Trading International, Lda	KUTAYA	Support services	Madeira
LOCARENT – Companhia Portuguesa de Aluguer de Viaturas, SA	LOCARENT	Consumer finance	Portugal
LOCAUMAT – Locaumat, SA	LOCAUMAT	Leasing	France
Lusogestion, SA	LUSOGEST	Asset Management	Spain
OBLOG Software, SA	OBLOG	Software development	Portugal
Omnium Lyonnais de Participations Industrielles, SA	OLPI	Investment company	France
PARTRAN,SGPS, SA	PARTRAN	Holding company	Portugal
Representaciones Espirito Santo, SA	REPRESENTACIONES ES	Representation office	Uruguay
QUINTA DOS CONEGOS – Sociedade Imobiliária, SA	QUINTA DOS CONEGOS	Real estate	Portugal
SAGEFI – Société Antillaise de Gestion Financière, SA	SAGEFI	Consumer credit	Guadeloupe
SCI BOURDONNAIS 42 – Société Civile Immobilière	SCI BOURDONNAIS	Real estate	France
SCI Georges Mandel – Société Immobilière du 45 Avenue Gorges Mandel	SCI Georges Mandel	Real estate	France
SGPICE Sociedade de Serviços de Gestão, SA	SGPICE	Management of internet portals	Portugal
SLMB – Société Lyonnaise de Marchands de Biens	SLMB	Real estate	France
SPAINVEST, SA	SPAINVEST	Holding company	Luxembourg
Tagide Properties, Inc.	TAGIDE	Real estate	USA
TRANQUILIDADE – Companhia de Seguros Tranquilidade, SA	TRANQUILIDADE	Insurance	Portugal
TRANQUILIDADE SGPS – Tranquilidade SGPS-Unipessoal, Lda	TRANQUILIDADE SGPS	Holding insurance company	Portugal
TRANQUILIDADE-VIDA – Companhia de Seguros Tranquilidade Vida, SA	TRANQUILIDADE-VIDA	Life insurance	Portugal

(a)
In 2004, Besleasing Mobiliária, Sociedade de Locação Financeira, SA and Euroges – Aquisição de Créditos a Curto Prazo, SA were merged into Besleasing Imobiliária - Sociedade de Locação Financeira, SA which changed its denomination to Besleasing e Factoring – Instituição Financeira de Crédito, SA.

(b)	Formerly Benito y Monjardin SV, SA.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The voting rights and economic interests as at December 31, 2003 and 2004 are as follows:

	December 31, 2003		December 31, 2004
	Voting interest	Economic interest	Voting interest	Economic interest

ADVANCECARE	51.0%	30.9%	51.0%	30.9%
BAC	58.2%	19.0%	58.2%	19.1%
BES	49.2%	32.7%	49.2%	32.8%
BES FINANCE	100.0%	32.7%	100.0%	32.8%
BES INT SGPS(a)	100.0%	32.7%	—	—
BES OVERSEAS	100.0%	0.0%	100.0%	32.8%
BES SECURITIES	100.0%	26.2%	100.0%	26.2%
BES VENETIE	82.0%	55.1%	82.0%	55.1%
BESAF	—	—	100.0%	26.2%
BESA	100.0%	32.7%	100.0%	32.8%
BESI	100.0%	32.7%	100.0%	32.8%
BESI Brasil	80.0%	26.2%	80.0%	26.2%
BESIL	100.0%	32.7%	100.0%	32.8%
BESLEASING E FACTORING(b)	—	—	90.0%	29.6%
BESLEASING IMOBILIARIA(b)	84.2%	27.8%	—	—
BESLEASING MOBILIARIA(b)	84.9%	28.0%	—	—
BESNAC	100.0%	32.7%	100.0%	32.8%
BES-ORIENTE	99.8%	32.6%	99.8%	32.7%
BESPAR	66.9%	66.9%	66.9%	66.9%
BESSA	100.0%	32.7%	100.0%	32.8%
BEST	66.0%	21.6%	66.0%	21.6%
BIC	100.0%	32.7%	100.0%	32.8%
BIC CAYMAN	—	—	100.0%	32.8%
BM CAPITAL	—	—	100.0%	32.8%
BYM IBIZA(a)	100.0%	32.7%	—	—
CARTERA BJC	—	—	100.0%	32.8%
CBESSA	100.0%	100.0%	100.0%	100.0%
CENTIMO	100.0%	32.7%	100.0%	32.8%
CENTUM	100.0%	100.0%	100.0%	100.0%
CLARITY(c)	46.3%	15.1%	—	—
CMAF	100.0%	30.8%	100.0%	30.9%
COMINVEST	49.0%	22.7%	49.0%	22.7%
COMPRINVEST(a)	100.0%	32.7%	—	—
COSIM	99.7%	54.9%	99.7%	54.9%
CREDIBOM(c)	15.0%	4.9%	—	—
CREDIFLASH	100.0%	32.2%	100.0%	32.5%
ERNIO INGENIEROS(c)	67.1%	21.9%	—	—
ES ACE	100.0%	32.7%	100.0%	32.8%
ES BELGIQUE	100.0%	100.0%	100.0%	100.0%
ES CAPITAL	99.7%	32.6%	99.7%	32.7%
ES COBRANÇAS	90.6%	29.6%	90.6%	29.4%
ES CONCESSOES	100.0%	32.7%	20.0%	6.6%
ES CONTACT CENTER	100.0%	39.0%	100.0%	39.0%
ES DEALER(e)	100.0%	32.7%	—	—
ES GESTION	100.0%	31.8%	100.0%	31.8%
ES INTERACTION	100.0%	33.2%	100.0%	33.3%
ES INVESTMENT PLC	100.0%	32.7%	100.0%	32.8%

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	December 31, 2003		December 31, 2004
	Voting interest	Economic interest	Voting interest	Economic interest

ES PENSIONES	100.0%	31.8%	100.0%	31.8%
ES PLC	100.0%	32.7%	100.0%	32.8%
ES REPRESENTAÇÕES	100.0%	32.7%	100.0%	32.8%
ES RESEARCH	—	—	100.0%	32.8%
ES SAUDE	41.0%	28.2%	41.0%	27.4%
ES SEGURANÇA	75.0%	61.2%	75.0%	61.2%
ES SEGUROS	100.0%	53.2%	100.0%	53.2%
ES SERVICIOS	100.0%	32.7%	100.0%	32.8%
ES TECH VENTURES	100.0%	32.7%	100.0%	32.8%
ES TECH VENTURES DESG	100.0%	32.7%	100.0%	32.8%
ES VENTURE	100.0%	100.0%	100.0%	100.0%
ESAF SGPS	90.0%	30.8%	90.0%	30.9%
ESAF IDA	100.0%	30.8%	100.0%	30.9%
ESAF PI	100.0%	30.8%	100.0%	30.9%
ESAF SA	100.0%	31.8%	100.0%	31.8%
ESAF-FII	100.0%	30.8%	100.0%	30.9%
ESAF-FIM	100.0%	30.8%	100.0%	30.9%
ESAF-FP	100.0%	30.8%	100.0%	30.9%
ESAF-IM	99.8%	30.8%	99.8%	30.8%
ESB	98.5%	32.2%	98.5%	32.3%
ESB PANAMA	66.7%	66.7%	66.7%	66.7%
ESCLINC	100.0%	32.7%	100.0%	32.8%
ESDATA	76.1%	32.4%	76.1%	32.4%
ESEGUR	34.0%	11.1%	34.0%	11.1%
ESF(P)	100.0%	100.0%	100.0%	100.0%
ESFC	100.0%	32.7%	100.0%	32.8%
ESFG OVERSEAS	100.0%	0.0%	100.0%	100.0%
ESFIL	100.0%	100.0%	100.0%	100.0%
ESFIL PROPERTIES	—	—	100.0%	100.0%
ESGEST	100.0%	32.7%	100.0%	32.8%
ESGP	100.0%	30.8%	100.0%	30.9%
ES INNOVATION	100.0%	32.4%	100.0%	32.4%
ESI INVESTIMENTOS	100.0%	32.7%	100.0%	32.8%
ESIA(f)	100.0%	100.0%	—	—
ESIAM	49.0%	15.1%	49.0%	15.1%
ESOL	100.0%	0.0%	100.0%	32.8%
ESOR	90.0%	29.5%	90.0%	29.5%
ESSI COMUNICAÇÕES	100.0%	32.7%	100.0%	32.8%
ESSI INVESTIMENTOS	100.0%	32.7%	100.0%	32.8%
ES INVESTMENT SV(d)	100.0%	32.7%	100.0%	32.8%
ESSI SGPS	100.0%	32.7%	100.0%	32.8%
ESUMEDICA	100.0%	53.6%	100.0%	53.6%
EURO SERVICE COLLECT(c)	100.0%	55.1%	—	—
EUROGES(b)	100.0%	32.7%	—	—
EUROP ASSISTANCE	47.0%	22.0%	47.0%	22.1%
FIDUPRIVATE	99.8%	53.5%	99.8%	53.5%
GESFINC(a)	100.0%	35.2%	—	—
GESPAR	—	—	100.0%	32.8%

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	December 31, 2003		December 31, 2004
	Voting interest	Economic interest	Voting interest	Economic interest

JAMPUR	100.0%	32.7%	100.0%	32.8%
KUTAYA	100.0%	32.7%	100.0%	32.8%
LOCARENT	45.0%	14.7%	45.0%	14.7%
LOCAUMAT	100.0%	55.1%	100.0%	55.1%
LUSOGEST	—	—	100.0%	31.8%
OBLOG	66.3%	21.5%	66.3%	21.5%
OLPI	99.9%	55.0%	99.9%	55.0%
PARTRAN	66.7%	66.7%	66.7%	66.7%
REPRESENTACIONES ES	—	—	100.0%	32.3%
PORTLINE(c)	33.3%	10.9%	—	—
QUADRIGA(c)	46.5%	15.2%	—	—
QUINTA DOS CONEGOS	99.9%	37.2%	99.9%	37.5%
SAGEFI	38.8%	21.4%	38.8%	21.4%
SCI BOURDONNAIS	100.0%	100.0%	100.0%	100.0%
SCI Georges Mandel	100.0%	50.1%	100.0%	50.1%
SGPICE	33.3%	10.9%	33.3%	10.9%
SLMB	99.8%	55.0%	99.8%	55.0%
SPAINVEST	100.0%	32.7%	100.0%	32.8%
TAGIDE	—	—	100.0%	32.3%
TRANQUILIDADE	100.0%	66.7%	100.0%	66.7%
TRANQUILIDADE SGPS	100.0%	60.5%	100.0%	60.5%
TRANQUILIDADE-VIDA	90.5%	60.5%	90.5%	60.5%

(a)	Company liquidated in 2004.
(b)
In 2004, Besleasing Mobiliária, Sociedade de Locação Financeira, SA and Euroges – Aquisição de Créditos a Curto Prazo, SA were merged into Besleasing Imobiliária – Sociedade de Locação Financeira, SA which changed its denomination into Besleasing e Factoring – Instituição Financeira de Crédito, SA.

(c)	Investment sold in 2004.
(d)	Formerly Benito y Monjardín, SV, SA.
(e)	Merged with Banco Espírito Santo de Investimento, SA.
(f)	Merged with Tranquilidade – Companhia de Seguros Tranquilidade, SA.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

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

From January 1, 2005 onwards, the consolidated financial statements of the Group will be prepared in accordance with the International Financial Reporting Standards (IFRS) which differ in certain respects from the accounting policies described below, which were applied by the Group in the preparation of its 2002, 2003 and 2004 consolidated accounts.

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

Significant differences between Portuguese GAAP and the generally accepted accounting principles in the United States (US GAAP) and their effect on the net income and on shareholders’ equity are set forth in Note 36.

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

Significant intercompany and interbranch balances and transactions have been eliminated through the process of consolidation of the December 31, 2002, 2003 and 2004 financial statements.

Goodwill (Capital reserve) represents the difference between the cost of acquisition of the investments and the corresponding share of the underlying net assets acquired, and is directly charged off against Shareholders’ equity.

On the date of disposal, the difference between the sales price and the attributable net assets of the subsidiaries and associated companies sold, is recognised as gain or loss of the year.

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Comprehensive income

Comprehensive income represents net income adjusted for accumulated foreign currency translation adjustments arising on consolidation of foreign subsidiaries and unrealised gains on investment securities available for sale, investments in real estate and property held by insurance operations net of minority interest.

Foreign currency translation

The accounts of the Group are expressed in Euro. Assets and liabilities of ESFG’s subsidiary companies, which express their accounts in currencies other than the Euro, have been translated into Euro at exchange rates ruling at the balance sheet date. The results of operations of these subsidiaries are translated into Euro at average exchange rates for the year. Resulting translation adjustments from translating subsidiaries’ net assets expressed in currencies other than the Euro are recorded in a separate component of shareholders’ equity, “Accumulated other comprehensive income”.

Assets, liabilities and off-balance sheet items expressed in foreign currencies, as presented on Note 34, are accounted for in accordance with the following criteria:

•	Spot foreign exchange position

The spot foreign exchange position in any particular currency is the net balance of all assets and liabilities existing in that currency, excluding the spot position hedged by currency forward operations, and increased by the value of spot operations to be settled, and those forward operations maturing, within two business days.

The spot foreign exchange position is revalued on a daily basis using the fixed currency exchange rate provided by the Bank of Portugal. Exchange differences are recorded as gains or losses directly in the statement of income.

•	Forward foreign exchange position

The forward foreign exchange position in any particular currency is the net balance of forward contracts waiting to be settled, excluding those which are hedging the spot foreign exchange position and those maturing within two business days.

Forward contracts are revalued based on forward market rates or on their computation using both foreign interest rates for the remaining contract period. Gains or losses are computed by reference to the difference between the market or estimated forward rate for the remaining contract period and the forward rate defined at inception of the contract, and are taken directly to gains or losses in the statement of income.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

•	are specifically classified as hedging in internal documentation;

•
that changes in value in the derivative financial instrument are correlated with changes in opposite direction in the position to be hedged, such that the hedging instrument is effective, eliminating or reducing considerably the risk of a loss in the hedged position, from the beginning of the contract until maturity.

If a derivative instrument classified as hedge is sold, settled before its maturity or is reclassified as a trading instrument, the respective gain or loss is immediately recognised in the statement of income. If the hedged item is sold or abandoned, or the hedge ceases to be effective, the corresponding derivative instrument is immediately reclassified as a trading instrument.

Results obtained from hedging contracts are accounted for in accordance with the same principle followed to the results with the opposite sign of the hedged items.

Derivate financial instruments that do not comply with the above-mentioned conditions are accounted for as trading positions.

Gains or losses on each financial derivative instrument are recognised as follows:

•	Currency swap operations

Currency swap operations, used to offset or significantly reduce the currency risks inherent in assets and liabilities (hedging operations), are not considered in the revaluation of spot and forward positions. The discount or premium arising from these operations is recorded separately from other foreign exchange gains and losses and is amortised to the statement of income over the contract’s period against interest income or interest expense.

•	Interest rate swaps, cross currency interest rate swaps, equity/index swaps, credit default swaps and forward rate agreements

These instruments are classified in accordance with their purpose, as either trading or other than trading, and are recorded in the off-balance sheet accounts at their notional amounts until maturity dates.

Trading derivatives, including those initially classified as hedging operations that were transferred to the trading portfolio since they ceased to comply with the regulatory requirements to be classified as hedges, are marked to market on a daily basis. Gains and losses inherent in these instruments are taken directly to the statement of income.

For derivatives used to reduce the market risk of assets and liabilities (hedging operations), receipts and payments are accrued and recognised in the statement of income on the same basis as changes in the related hedged item.

•	Futures

Trading positions taken in financial futures issued on organised markets are recorded in the off-balance sheet accounts at their notional amounts and are marked-to-market on a daily basis. Both realised and unrealised gains and losses (i.e. those necessary to close open positions) are taken directly to the statement of income.

•	Options

The main types of options currently used by the Group are:

•	Currency;

•	Interest rate;

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

•	Equity;

•	Interest rate caps and floors; and

•	Swaptions.

Exchange-traded options

These options are recorded in the off-balance sheet accounts at their notional amounts until maturity dates and are marked-to-market on a daily basis against the statement of income.

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

Listed debt securities held for trading are stated at market value, including any accrued interest entitlement. Unlisted bonds are valued at the lower of cost or estimated realisable value, plus accrued interest. Any resulting unrealised gains or losses and interest are recognised monthly through the statement of income.

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

Debt securities available for sale or held to maturity are recorded at the lower of amortised cost or market value. Premium or discount calculated at the time of purchase is amortised on a straight line basis over the remaining life and recorded in the statement of income. Accrued interest is recognised as income. Securities with automatic capitalisation of interest (zero coupon) include the accruals of such interest.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

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

Gains or losses on the sale of securities classified as investment securities are recorded in the statement of income at the time of sale on the basis of the average cost.

Investment securities for the insurance business

In respect of the Group’s insurance operations the following accounting treatment is adopted for the investment securities portfolio:

Investment securities

Debt securities are carried at acquisition cost, except for the investments for the benefit of life assurance policyholders who bear the investment risk. Interest accrual is made based on nominal value and on the applicable interest rate for the period. Premium or discount is amortised over the period to maturity against the statement of income.

The equity securities portfolio is valued at the balance sheet date at market value in accordance with the valuation criteria established by the ISP – Portuguese Insurance Institute, the Portuguese Supervisory Authority.

Unrealised gains and losses resulting from the difference between the book value and the value determined in accordance with the valuation criteria stated above, at the balance sheet date, are recorded in shareholders’ equity under Regulatory revaluation reserve which is included in Accumulated other comprehensive income. Any losses not covered by the reserve are charged to the statement of income.

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Gains or losses on the sale of all securities of the Group are determined on a transaction by transaction basis and realised gains and losses resulting from the sale or maturity of investments are recognised as income or expense in the period in which they occur.

Investment in other equity holdings and holdings of a strategic nature

Foreign exchange differences resulting from converting into euros at the year-end exchange rate the cost of investments not consolidated, expressed in foreign currencies, are included in the balance sheet under Other assets if negative and Other liabilities if positive.

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

These investments are recorded at acquisition cost, less any provisions required by the Bank of Portugal rules, which from June 30, 2002 under Regulation no. 4/2002, are as follows:

The set-up of provisions is required whenever the potential losses in equity holdings are higher than 15% of the acquisition cost. The amount of provision corresponds to 40% of the unrealised losses that exceeds 15% of the acquisition cost.

For the equity holdings, existing as at December 31, 2001, a transition rule was established that allows the provision for the unrealised losses (40% of the unrealised losses that exceeds 15% of the acquisition cost) to be set up according to the following rule:

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

Unrealised losses or gains provided for in 2002, 2003 and 2004 for equity holdings held as at December 31, 2001 are recognised in Shareholders’ equity.

Income on these investments is recognised as and when received.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Loans and advances to customers and provision for loan losses

Loans and advances to customers are reported at their outstanding principal amount.

Provision for loan losses for the banking Group in Portugal is determined in accordance with the applicable regulatory requirements issued by the Bank of Portugal and comprises:

(i)
a specific provision based on an aged analysis of overdue loans and interest. Loans are defined as being overdue after 30 days. The rate of provisions ranges from 1% to 100%, depending on the age of the debt in relation to its repayment date and varies according to whether or not the credit is collateralised.

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

a.	instalment loans to individuals and consumer loans, for which the minimum provision required is 1.5%; and

b.	mortgage loans collateralised by residential real-estate or residential real-estate finance-lease operations, where the minimum provision required is 0.5%;

in compliance with the letter from the Bank of Portugal no. 39/2004 the general provision for credit risks now includes in the calculated base the notional amounts of Credit Default Swaps in which the entity is selling credit protection, except when these derivatives are booked as trading and marked to market.

(iv)
a provision for sovereign risk for financial assets and off-balance sheet items for credit facilities granted to foreign companies or governments considered to be of risk, with the following exceptions:

—	items in foreign branches that are expressed and are payable in the local currency of that country, which are covered by resources expressed in that same currency;

—	equity holdings;

—	foreign branches of banks headquartered in the member states of the European Union;

—	items guaranteed by certain entities, as specified in current legislation, provided that the guarantee includes transfer risk; and

—	foreign short-term commercial loans which comply with the Bank of Portugal rules for exemption.

For the Group’s subsidiaries located outside of Portugal, sovereign risk provisions are determined in accordance with local regulations.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

In the application of the above loan loss provision procedures there is an overriding requirement that the provision must be sufficient for commercial purposes. Therefore, the provision for loan losses is estimated considering a variety of sources of information including, as appropriate, discounted cash flows analysis, fair value of collateral held less disposal costs and historical loss experience.

Charge-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Recoveries of loans previously charged-off are recorded based on the cash or estimated market value of other consideration received.

Provision for general banking risks

The Provision for general banking risks included under Other liabilities covers non-specifics risks associated with the activities of the BES Group and is set-up in accordance with guidelines issued by the Board of Directors of BES.

Property and equipment

Property and equipment are stated at cost or at revalued amounts less accumulated depreciation, for the banking Group.

Revaluations were made up to 1998 by the banking Group, in accordance with applicable Portuguese legislation, by applying government-approved inflation indexes to the historical costs and related accumulated depreciation. The movements arising from such revaluations were recorded in the revaluation reserve in shareholders’ equity. However, by the end of 2000, the revaluation reserves had all been incorporated into issued share capital of the subsidiaries and are consequently included into the consolidated retained earnings and reserves of the Group.

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

Depreciation is based on cost or revalued amounts and calculated on a straight-line basis using annual rates permitted for tax purposes on a monthly basis. Such rates do not differ significantly from those estimated to be required by reference to useful lives of the related assets summarised below:

Esimated useful life (years)

Buildings (except insurance business)	50
Leasehold improvements	10
Computer equipment	4 – 5
Furniture and equipment	4 – 12

Depreciation relating to the revaluation element of fixed assets is only deductible up to 60% for tax purposes.

Investments in real estate

In accordance with regulation issued by the Bank of Portugal, investments in real estate arising from recovered loans are recorded at the lower of cost or fair value less estimated selling cost and are not depreciated. Fair value is determined annually based on internal valuations and every three years based on valuation performed by external appraisals.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

For the insurance sector, investments in real estate are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least during the last 5 years, in accordance with the methods recognised by ISP, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months. Real estate in insurance undertakings is not depreciated.

Intangible assets and deferred costs

Intangible assets are included under Other assets and mainly comprise purchased software, share issue costs, preference shares and bond issue costs.

Intangible assets are amortised based on cost using the straight-line method over the estimated useful life on a monthly basis over three to five years.

Preference shares and bond issue costs are deferred and amortised according to the debt maturity, starting from the date of the issue and following the straight-line method.

Debtors arising from direct insurance and reinsurance operations

Debtors arising from direct insurance and reinsurance operations are reported net of provision for doubtful accounts and are included under Other assets.

Insurance reserves

Claims outstanding reflect the estimated total outstanding liability for reported claims, and incurred but not reported claims (IBNR). As a consequence of the Circular 28/2004 issued by the Portuguese Insurance Institute in November, 2004, insurance Companies have changed the accounting policy related to future costs with claims settlement (“expense reserve”). In accordance with the new accounting policy, the liability is included in the claims outstanding provision for declared and non declared claims (IBNR). Until December 31, 2003, these costs were recognised through income when incurred. The impact of this new accounting policy is disclosed in Note 13.

Reserves are estimated by management based on experience and available data. Adjustments to these reserves are reflected in the financial statements in the years in which the estimate is revised or the claim is settled.

The mathematical reserves relating to obligations to pay life pensions resulting from workmen’s compensation claims is calculated by using actuarial assumptions and formulae established by the ISP, with reference to recognised actuarial methods and current labour legislation. In 2000, the ISP issued a new rule changing the actuarial assumptions to be used in the calculation of the mathematical reserves for workers compensation. In accordance with these new rules and following the approval by the shareholders of Tranquilidade at the General Assembly meeting on March 30, 2002, in agreement with the ISP, this company recognised in 2002 a short-fall in this mathematical reserve of EUR 15.0 million under retained earnings. The effect of the charge on the consolidated retained earnings of the Group at December 31, 2002 was EUR 10 million corresponding to the Group’s ownership in Tranquilidade.

The life assurance reserves reflects the present value of the insurance business future obligations arising from life policies written and are calculated using recognised actuarial methods within the scope of applicable legislation. These reserves are shown net of deferred acquisition costs, which are amortised in accordance with percentages established by the ISP.

Reserve for bonuses and rebates corresponds to the amounts attributable to policyholders or beneficiaries of insurance contracts, in the form of profit participation, which have not yet been specifically allocated and included in the life assurance reserve.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

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

The reserve for unearned premium is required for all non-life insurance premiums and reflects the part of the premiums written before the end of the year for which the risk period continues after the year end. This reserve is calculated using the pro rata temporis method applied to each contract in force. In accordance with the rules of the ISP, the pro-rata temporis method is applied to the value of direct business and reinsurance ceded business premiums, net of acquisition costs. The acquisition costs are capitalised and amortised using the pro-rate temporis method.

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

Both funds, “Fundos de Pensões ACTV” and “Fundo de Pensões Aberto GES” are managed by ESAF – Espírito Santo Fundos de Pensões, SA, a Group subsidiary.

In accordance with Regulation no. 12/2001 issued by the Bank of Portugal, effective from December 31, 2001, the projected benefit obligation is determined using the projected unit credit method, and following the

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

actuarial and financial assumptions in compliance with those required by the Bank of Portugal, as described in Note 29.

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

The amortisation of the shortfall calculated as at December 31, 1994, regarding employees with estimated retirement date after December 31, 1997, is being charged against the statement of income, on a systematic basis during their remaining expected service years. Annually, extraordinary charges (anticipation charges) are made as a result of the reduction of the population covered by this transitional rule.

The banking Group makes payments to the fund in order to maintain its solvency and to comply with the minimum levels required by the Bank of Portugal, which based on Regulation no. 12/2001 are the following:

•	the liability with pensioners shall be totally funded at the end of each year

•	the liability with active employees shall be funded at a minimum level of 95%.

Portuguese Insurance Subsidiaries

In accordance with the collective labour agreement for the insurance industry in Portugal, insurance companies pay their employees, who joined the insurance industry before June 1995, a supplementary pension, in addition to the state pension.

Obligations for all past service benefits, whether funded or not, are required by the ISP to be determined actuarially in accordance with prescribed mortality tables and assumptions (see Note 29).

Any increases in vested benefits, (including actuarial gains and losses), must be recognised in the statement of income as and when they arise.

In 2002, the ISP authorised the Insurance companies to recognise in the statement of income, during a period of three years, the curtailment costs incurred in the year. The impact of adopting this policy by Tranquilidade is shown in Note 29. In 2003 the Company recognised in the statement of income the deferred costs capitalised in 2002.

Depositor’s guarantee fund

A depositors’ guarantee fund was established by the Portuguese banking regulatory authorities in 1994 through Decree-Law no. 298/92, of December 31, requiring the participation of the Portuguese banks of the Group.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

From January 1, 1995, the amount of the annual contribution has been determined based on 0.1% of the prior year’s average monthly eligible deposits established by the Portuguese regulatory authorities. Annually the Bank of Portugal determines the portion of the annual contribution that must be paid, the remaining amount being accounted for as an off-balance sheet item and guaranteed by Certificates of Deposit.

The paid portion of the annual contributions is recognised as an expense for the financial year in which payment is made. The unpaid portion of the annual contribution that is guaranteed by securities will be recognised as an expense, when and if the Deposit Guarantee Fund requires its payment.

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

Securitised assets

The Group carries out asset securitisation transactions with specific financial entities whose funding is guaranteed by debt issuance, by those entities, in international financial markets. The Group’s accounting policy relative to these transactions is to record the sale of assets and derecognise them from the balance sheet whenever the buyer (financial entity) acquires, without recourse, all rights and obligations inherent to these assets (see Note 35). The gain or loss generated in these operations, if any, measured by the difference between the proceeds and the book value of the assets sold, is recognised as a gain or loss for the period.

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

In case the Group owns clean-up calls not specifically foreseeing that assets should be bought back at market value, the limit for provision charges should be the highest of the following:

•	the book value of the notes and of the other assets acquired in the course of the securitisation transaction or

•	the maximum amount of the clean up call.

Finance lease

•	As lessee

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

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

Comparative figures

Certain prior year figures have been reclassified and have been subject to additional disclosures to conform to the current year presentation.

NOTE 3 — CASH AND CASH EQUIVALENTS

	December 31,
	2003	2004

	(In millions of Euro)
Cash and due from banks	1 627.3	1 609.1
Interest-earning deposits with banks	5 676.1	4 788.6

Total	7 303.4	6 397.7
Less: deposits maturing over 3 months	(1 165.4)	(870.8)

Total cash and cash equivalents	6 138.0	5 526.9

The balance Cash and cash equivalents includes mandatory deposits with the Bank of Portugal, in the amount of EUR 713.9 million (2003: EUR 711.4 million), intended to satisfy legal minimum cash requirements. According to the European Central Bank Regulation (CE) no. 2818/98, of December 1, 1998, minimum cash requirements kept as deposits with the Bank of Portugal earn interest, and correspond to 2% of deposits and debt certificates maturing in less than 2 years, excluding deposits and debt certificates of institutions subject to the European System of Central Banks’ minimum reserves requirements. During the year, these deposits earned interest at an average rate of 2.02% (2003: 2.32%).

With the introduction of the new legal regime for minimum cash requirements, the Group was required to subscribe certificates of deposit, series A and B, issued by the Bank of Portugal, which are included under Interest-earning deposits with banks.

As at December 31, 2003, the Group only held series B certificates of deposit, which were included under Interest-earning deposits with banks, in the amount of EUR 88.8 million, and bore interest at the average annual rate of 2.53%. Those certificates of deposit reached maturity in 2004. As referred to in Note 2, from the total amount of certificates of deposit as at December 31, 2003, EUR 38.5 million were pledge in guarantee of the irrevocable commitment for payment of the remaining portion of the fund’s annual contribution.

Besides certificates of deposit, the main interest-earning deposits with banks in Portugal, as at December 31, 2004, bore interest at an average annual interest rate of 2.02% (2003: 2.33%). Interest-earning deposits abroad, bear interest at international market rates where the Group operates.

Interest-earning deposits with banks is net of a provision of EUR 0.4 million (2003: EUR 0.4 million) (see Note 19).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The analysis of Cash and due from banks and Interest-earning deposits with banks by period to maturity, as at December 31, 2003 and 2004, is as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Deposits with the Bank of Portugal as part of regulatory deposits	711.4	713.9
Up to 3 months	6 138.0	5 526.9
3 to 12 months	372.2	107.5
1 to 5 years	5.5	13.2
5 to 10 years	42.3	14.4
More than 10 years	34.0	21.8

	7 303.4	6 397.7

NOTE 4 — TRADING ACCOUNT SECURITIES

	December 31,
	2003	2004

	(In millions of Euro)
Government agency debt securities	344.6	1 157.7
Corporate debt securities	62.9	33.9
Marketable equity securities	50.7	574.4

	458.2	1 766.0

Government agency securities for trading purposes include Portuguese securities amounting to EUR 677.4 million at December 31, 2004 (2003: EUR 256.6 million).

NOTE 5 — INVESTMENT SECURITIES

Investment securities are analysed as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Securities available for sale	7 893.4	8 158.1
Securities held to maturity	572.2	522.8

	8 465.6	8 680.9

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Investment securities comprise securities available for sale and securities held to maturity as follows:

SECURITIES AVAILABLE FOR SALE

	Historical cost	Unrealised gains/(losses) recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
December 31, 2004
Government agency debt securities	809.9	1.2	811.1	17.2	828.3
Corporate debt securities	5 708.4	(123.0)	5 585.4	32.1	5 617.5
Marketable equity securities	1 846.7	(85.1)	1 761.6	16.9	1 778.5

	8 365.0	(206.9)	8 158.1	66.2	8 224.3

	Historical cost	Unrealised gains/(losses) recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
December 31, 2003
Government agency debt securities	893.7	17.9	911.6	1.0	912.6
Corporate debt securities	5 597.3	(139.3)	5 458.0	0.6	5 458.6
Marketable equity securities	1 651.4	(127.6)	1 523.8	14.9	1 538.7

	8 142.4	(249.0)	7 893.4	16.5	7 909.9

As at December 31, 2004, the Government agency debt securities include EUR 58.6 million (2003: EUR 4.2 million) related to Portuguese public debt securities that are guaranteeing the unpaid annual contribution to the Depositors Guarantee fund, in accordance with the accounting policy described in Note 2.

SECURITIES HELD TO MATURITY

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
December 31, 2004
Government agency debt securities	485.9	(1.4)	484.5	3.4	487.9
Corporate debt securities	38.3	—	38.3	—	38.3

	524.2	(1.4)	522.8	3.4	526.2

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
December 31, 2003
Government agency debt securities	529.3	(1.3)	528.0	3.0	531.0
Corporate debt securities	44.2	—	44.2	—	44.2

	573.5	(1.3)	572.2	3.0	575.2

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The movement on Unrealised gains and losses recorded was as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)

At beginning of year	278.1	432.2	250.3
Regulation no. 4/2002 (through equity)	4.8 (1)	0.7 (1)	0.8
Exchange differences and others	(0.4)	(10.1)	2.2
Transfers	23.3	(1.7)	2.1
Unrealised gains on securities recognised by the insurance subsidiaries to shareholders’ equity	—	(11.0)	(4.1)
Charge for the year	286.2	125.5	86.0
Write-back for the year	(109.5)	(163.3)	(64.7)
Write-offs	(50.3)	(122.0)	(64.3)

At end of year	432.2	250.3	208.3

(1)	Additionally, in 2002 and 2003, and also in accordance with Regulation no. 4/2002, a charge of EUR 1.1 million and a release of EUR 1.3 million were, respectively, taken to the statement of income.

Proceeds from sales of debt securities (government agency securities and corporate debt securities) and gross realised gains and losses on sales of securities were as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)

Proceeds from sales of debt securities	740 140.1	24 927.3	13 281.9
Gross realised gains	123.4	184.5	295.1
Gross realised losses	99.8	97.3	157.9

In 2004, the Group sold approximately 90% of the securities acquired following the securitisation transactions entered into in 2002, 2003 and 2004 (see Note 35), realising a gain of approximately EUR 63.5 million, net of all the related costs incurred and before minority interests. This realised gain is recognised under Net investments securities gains (losses). This gain, net of minority interests, amounts to EUR 20.8 million.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The maturities of debt securities are as follows:

	December 31, 2004

	Securities available for sale		Securities held to maturity

	Cost	Market value	Cost	Market value

	(In millions of Euro)

Due within one year	375.1	372.3	92.1	92.2
Due from one to five year	2 281.2	2 290.0	428.2	430.2
Due from five to ten years	2 648.7	2 650.1	3.8	3.7
Due after more than ten years	1 213.3	1 133.4	0.1	0.1

	6 518.3	6 445.8	524.2	526.2

	December 31, 2003

	Securities available for sale		Securities held to maturity

	Cost	Market value	Cost	Market value

	(In millions of Euro)

Due within one year	638.0	638.0	96.3	96.5
Due from one to five year	1 913.0	1 910.3	460.7	462.2
Due from five to ten years	2 775.0	2 769.3	16.3	16.3
Due after more than ten years	1 165.0	1 053.6	0.2	0.2

	6 491.0	6 371.2	573.5	575.2

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 6 — LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers consist of the following:

	December 31,

	2003	2004

	(In millions of Euro)
Domestic (originated and advanced in Portugal)
Commercial lines of credit	9 161.4	6 671.0
Mortgage loans	7 999.7	7 833.7
Instalment loans to individuals	1 146.0	1 564.9
Commercial bills discounted	1 132.3	1 158.7
Overdrafts	269.0	97.3
Finance leases	1 004.9	1 360.5
Other credit instruments and bills	342.7	382.3
Factoring	643.7	845.1
Loans to financial institutions	24.0	278.8
Other loans	898.7	4 166.8

	22 622.4	24 359.1

Foreign
Commercial and mortgage loans	3 891.2	4 533.5
Loans to foreign financial institutions	413.3	91.7

	4 304.5	4 625.2

Overdue loans and interest
Domestic	586.2	540.3
Foreign	77.0	30.5

	663.2	570.8

Loans and advances to customers, gross	27 590.1	29 555.1
Less: Provision for loan losses	(820.1)	(829.4)

Loans and advances to customers, net	26 770.0	28 725.7

During the second half of 2004, the Group carried-out a securitisation of mortgage loans in the amount of EUR 1,200.0 million (2003: EUR 1,000.0 million) (see Note 35).

During 2004, the Group sold overdue mortgage loans in the amount of EUR 68.2 million (2003: EUR 37.7 million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

As at December 31, 2004 and 2003, Loans and advances to customers, Guarantees and Specific provisions by sector of activity are as follows:

	December 31, 2004

	Loans and advances to customers
Sector of activity	Loans	Overdue	Total	Guarantees	Total	Specific provisions

	(In millions of Euro)

Agriculture	302.5	5.4	307.9	40.9	348.8	8.3
Mining	94.2	3.0	97.2	17.8	115.0	2.5
Food, beverage and tobacco	442.6	9.7	452.3	122.9	575.2	14.8
Textiles	388.1	24.8	412.9	46.6	459.5	25.6
Shoes	81.2	8.2	89.4	6.4	95.8	7.6
Wood and cork	182.9	8.3	191.2	13.0	204.2	8.9
Printing and publishing	209.8	5.4	215.2	41.0	256.2	6.8
Oil refining	1.6	—	1.6	16.4	18.0	0.3
Chemicals and rubber	284.7	5.6	290.3	37.9	328.2	7.5
Non-metallic minerals	223.8	3.3	227.1	38.5	265.6	6.0
Metallic products	287.4	4.6	292.0	47.2	339.2	7.4
Machinery, electronic and electric devices	251.7	7.4	259.1	53.8	312.9	6.3
Production of transport material	58.6	1.2	59.8	56.0	115.8	2.6
Other transforming industries	466.6	8.6	475.2	17.9	493.1	11.4
Electricity, gas and water	380.0	8.1	388.1	388.2	776.3	16.7
Construction	3 148.2	47.9	3 196.1	1 006.2	4 202.3	72.4
Wholesale and retail	2 701.9	98.5	2 800.4	565.1	3 365.5	110.4
Restaurant and hotels	532.7	7.6	540.3	89.9	630.2	12.5
Transport and communications	961.5	17.3	978.8	705.1	1 683.9	36.8
Financial institutions	1 132.1	2.0	1 134.1	298.4	1 432.5	7.5
Real estate	2 846.5	14.7	2 861.2	399.2	3 260.4	51.8
Services	2 212.3	39.8	2 252.1	527.3	2 779.4	65.3
Public services	293.5	0.1	293.6	38.8	332.4	7.9
Non-profit organisations	926.4	9.9	936.3	131.2	1 067.5	20.1
Mortgage-loans	8 215.7	132.7	8 348.4	—	8 348.4	189.5
Consumer loans	1 658.4	92.1	1 750.5	93.9	1 844.4	99.5
Other	699.4	4.6	704.0	88.4	792.4	23.0

TOTAL	28 984.3	570.8	29 555.1	4 888.0	34 443.1	829.4

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	December 31, 2003

	Loans and advances to customers

Sector of activity	Loans	Overdue	Total	Guarantees	Total	Specific provisions

	(In millions of Euro)
Agriculture	268.1	4.1	272.2	38.2	310.4	6.7
Mining	100.6	2.7	103.3	6.3	109.6	2.3
Food, beverage and tobacco	380.8	10.7	391.5	121.4	512.9	11.4
Textiles	366.0	17.5	383.5	44.4	427.9	16.1
Shoes	94.1	11.2	105.3	6.9	112.2	6.3
Wood and cork	171.0	6.6	177.6	14.4	192.0	7.1
Printing and publishing	218.1	16.3	234.4	31.3	265.7	8.4
Oil refining	13.7	—	13.7	22.2	35.9	0.4
Chemicals and rubber	289.1	5.4	294.5	37.0	331.5	7.9
Non-metallic minerals	259.0	3.2	262.2	35.8	298.0	5.7
Metallic products	282.4	6.4	288.8	36.8	325.6	7.6
Machinery, electronic and electric devices	235.3	13.1	248.4	47.7	296.1	12.6
Production of transport material	81.1	2.5	83.6	54.8	138.4	3.0
Other transforming industries	355.4	21.4	376.8	17.1	393.9	12.2
Electricity, gas and water	361.0	3.8	364.8	290.0	654.8	15.1
Construction	2 446.7	62.5	2 509.2	964.8	3 474.0	62.8
Wholesale and retail	2 603.9	100.6	2 704.5	513.8	3 218.3	107.7
Restaurant and hotels	413.8	7.1	420.9	67.6	488.5	9.0
Transport and communications	966.6	21.7	988.3	399.6	1 387.9	22.9
Financial institutions	2 098.8	23.5	2 122.3	578.2	2 700.5	114.3
Real estate	2 343.1	15.8	2 358.9	337.0	2 695.9	42.2
Services	1 420.2	16.7	1 436.9	527.0	1 963.9	32.4
Public services	397.3	8.3	405.6	47.5	453.1	7.1
Non-profit organisations	799.7	5.6	805.3	169.9	975.2	12.8
Mortgage-loans	8 325.6	158.9	8 484.5	—	8 484.5	157.6
Consumer loans	1 199.7	83.9	1 283.6	61.1	1 344.7	85.4
Other	435.8	33.7	469.5	223.8	693.3	43.1

TOTAL	26 926.9	663.2	27 590.1	4 694.6	32 284.7	820.1

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Loans and advances to customers are attributable to the following countries:

	2003				2004

	Loans	Overdue	Total	%	Loans	Overdue	Total	%

	(In millions of Euro)				(In millions of Euro)
Portugal	22 185.7	513.5	22 699.2	82.3	23 606.2	518.8	24 125.0	81.6
Spain	1 268.4	19.6	1 288.0	4.7	1 535.3	13.0	1 548.3	5.2
France	500.8	72.2	573.0	2.1	583.9	21.6	605.5	2.0
United Kingdom	581.7	4.8	586.5	2.1	637.7	4.4	642.1	2.2
Angola	21.3	0.8	22.1	0.1	44.6	—	44.6	0.2
USA	183.5	8.7	192.2	0.7	196.4	2.2	198.6	0.7
Brasil	63.5	0.6	64.1	0.2	34.6	6.1	40.7	0.1
Switzerland	27.1	10.2	37.3	0.1	64.1	—	64.1	0.2
Luxembourg	260.3	—	260.3	0.9	491.3	—	491.3	1.7
Gibraltar	95.1	—	95.1	0.3	76.1	—	76.1	0.3
British Virgin Islands	786.3	0.1	786.4	2.9	563.4	—	563.4	1.9
Bahamas	222.5	—	222.5	0.8	128.6	—	128.6	0.4
Other	730.7	32.7	763.4	2.8	1 022.1	4.7	1 026.8	3.5

	26 926.9	663.2	27 590.1	100.0	28 984.3	570.8	29 555.1	100.0

Less: provision for loan losses	(438.5)	(381.6)	(820.1)		(449.6)	(379.8)	(829.4)

	26 488.4	281.6	26 770.0		28 534.7	191.0	28 725.7

The movement in the Provision for loan losses is as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
At beginning of year	637.4	782.6	820.1
Disposal of subsidiaries(1)	—	(38.9)	—
Charges for the year	312.0	367.9	310.8
Write-back for the year	(80.2)	(103.9)	(91.9)
Write-offs for the year	(103.0)	(145.8)	(204.3)
Other adjustments	16.4	(41.8)	(5.3)

At end of year	782.6	820.1	829.4

(1)	Relates to the sale of Credibom, consolidated under the full method until June 30, 2003 (see Note 1).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The following table sets forth details of impaired loans, with or without a specific provision. Loans are considered impaired when it is considered probable that the Group will not collect all amounts due under the loan terms.

	December 31,
	2003	2004

	(In millions of Euro)
Impaired loans scope with a specific provision
Non-performing loans (overdue loans and interest)	663.2	570.8
Remaining principal amount (not due yet of loans accounted for as overdue)	280.0	318.9
Trouble debt restructured loans	295.5	172.7
Potential problem loans	1 514.0	2 050.0

	2 752.7	3 112.4
Impaired loans without a specific provision(1)	571.8	713.6

Impaired loans, gross	3 324.5	3 826.0
Specific provision for impaired loans(2)	(772.0)	(793.5)

Total impaired loans, net	2 552.5	3 032.5

(1)	These loans do not require a provision for loan losses since they are collateralised by real estate assets with market value that exceeds the loan outstanding amount.
(2)	Included in the provision for loan losses.

The loan portfolio has the following maturities:

December 31,

	2003	2004

(In millions of Euro)
Up to 3 months	6 578.2	6 257.7
From 3 – 12 months	4 484.0	5 031.0
From 1 to 5 years	4 838.6	5 573.5
More than 5 years	11 026.1	12 122.1
Undetermined maturities (overdue loans and interest)	663.2	570.8

Total	27 590.1	29 555.1

At December 31, 2004 the Group did not have any irrevocable commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 7 — OTHER EQUITY HOLDINGS

	December 31,

	2003	2004	2003	2004	2003	2004

	Voting interest (%)		Book amount		Fair value(2)

	(In millions of Euro)
Portugal Telecom	2.68	2.88	327.2	327.2	269.7	306.1
PT Multimédia (PTM)	8.13	8.13	296.1	296.1	196.5	236.0
Bradesco ordinary shares	3.14	6.74	94.9	210.2	104.4	251.0
Bradesco preference shares	—	—	74.5	1.9	88.3	3.0
BMCE Bank	2.77	2.77	24.2	23.9	15.9	20.6
Interatlântico SA (IASA)	19.00	19.00	—	—	—	—
Others(1)	—	—	27.5	29.0	18.7	18.7

			844.4	888.3	693.5	835.4

Provision for unrealised losses			(44.9)	(14.7)

			799.5	873.6

(1)	Under Others are included the investments in associated companies accounted for under the equity method.
(2)
Fair value represents, for the listed companies, the quoted market price as at December 31, 2003 and 2004, and for the unlisted companies the estimated market price calculated based on market assumptions.

Currently, the Group holds 19% of the voting rights in IASA and 6.1% of the economic interest. However, due to the attributable share of the accumulated losses of IASA, the value of the investment was reduced to zero.

During 2004, the Group sold the major part of Banco Bradesco preference shares, which resulted in a loss of EUR 14.8 million before minority interests, mainly due to the exchange differences amounting to approximately EUR 54.3 million, capitalised as deferred costs in prior years in accordance with the Bank of Portugal rules. The loss incurred after minority interests amounts to EUR 4.9 million. This loss is the net effect of the provision, in the amount of EUR 54.3 million, set up in the year under Provisions for liabilities and charges for foreign exchange differences (see Note 19), and the realised gain (considering the book value of the investment net of the referred provision) in the amount of EUR 39.5 million, recognised under Other operating income, profit on sale of other equity holdings. The proceeds from this sale were fully reinvested in voting shares, raising the Group’s voting interest from 3.14% in 2003 to 6.74% in 2004.

As referred to in Note 1, in 2004, the Group sold its investments in Portline and Clarity. In 2003 these investments were included under Others.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The provisions for unrealised losses, as at December 31, 2004 and 2003, were determined based on Regulations no. 3/95 of June 30, and no. 4/2002 of July 25 issued by the Bank of Portugal, relating to the following companies:

	December 31,

	2003		2004

	(In millions of Euro)
Portugal Telecom(2)	14.6		—
PT Multimedia	25.6		9.7
Banco Bradesco	1.0		4.5
BMCE	1.3		0.5
Others	2.4		—

	44.9	(1)	14.7	(1)

(1)	From this amount EUR 14.7 million (2003: 42.5 million) were calculated and set up following the rules of Regulation no. 4/2002 issued by the Bank of Portugal.
(2)
In 2004, the unrealised losses in Portugal Telecom investment amounting to EUR 35.1 million, are within the 15% limit established by Regulation no. 4/2002, of the Bank of Portugal, therefore no provision is required by the referred rule.

The application of Regulation no. 4/2002, on a consolidated basis, to the eligible equity holdings (included both under Investment securities available for sale and under Other equity holdings), resulted in the identification of unrealised losses which were calculated using the average of the daily stock price over the last six months and are as follows:

					Provisions
Company	Acquisition Cost (1)	Market value (2)	Unrealised losses (3) = (1) – (2)	15% of the acquisition cost (4) = (1) x 15%	Total (5) = (3) – (4)	Minimum (6) = 40% x (5)	Remaining (Deduction in regulatory capital) (7) = (5) – (6)

	(In millions of Euro)
PT Multimedia	296.1	227.4	68.7	44.5	24.2	9.7	14.5
Banco Bradesco – Ordinary shares
Transition rule	116.6	87.8	28.8	17.5	11.3	4.5	6.8
BMCE	23.9	19.1	4.8	3.6	1.2	0.5	0.7
Novabase(1)
Transition rule	16.3	10.1	6.2	2.4	3.8	1.5	2.3
Others(1)	19.5	3.0	16.5	3.0	13.5	5.8	7.7

TOTAL	472.4	347.4	125.0	71.0	54.0	22.0	32.0

(1)	Equity holdings included under Investment securities available for sale.

The unrecognised unrealised losses in relation to the other equity holdings included in the consolidated balance sheet as at December 31, 2003 and 2004, amount to EUR 195.0 million and EUR 89.2 million, respectively, considering, for the listed companies, the quoted market prices as at those dates.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

As mentioned in Note 2, the application of the transition rules, as described for the above mentioned Regulation, allows the recognition of the unrealised losses, for accounting purposes and for deduction to regulatory capital, on a consolidated basis, to be made over the following periods:

	Provisions
					Deduction to
					regulatory
	Statement of income	Reserves	Write-Off	Total Provision	capital (annual)	Total

	(In millions of Euro)

2002	2.7	29.2	—	31.9	45.4	77.3
2003	(1.8)	17.7	—	15.9	25.1	41.0
2004	0.1	(27.0)	(0.1)	(27.0)	(40.4)	(67.4)
2005	0.7	—	—	0.7	1.1	1.8
2006	0.5	—	—	0.5	0.8	1.3

	2.2	19.9	(0.1)	22.0	32.0	54.0

During 2004, based on Regulation no. 4/2002, the Group decreased its provisions in the amount of EUR 27.0 million (2003: EUR 15.9 million increase), of which EUR 27.0 million were written back against reserves (2003: charge to reserves of EUR 17.7 million), EUR 0.1 million were charged to the statement of income (2003: write back to the statement of income of EUR 1.8 million) and EUR 0.1 million were written-off. This resulted in a decrease in provisions for other equity holdings in the amount of EUR 27.8 million (2003: increase of EUR 16.5 million) and an increase in provisions for investment securities available for sale in the amount of EUR 0.8 million (2003: EUR 0.7 million). As a result, the banking group reserves increased in the amount of EUR 27.0 million, with an impact on the Group’s consolidated reserves of EUR 8.8 million, net of EUR 18.2 million of minority interests (2003: EUR 5.8 million decrease, net of EUR 11.9 million of minority interests).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 8 — PROPERTY AND EQUIPMENT

Property and equipment included in the consolidated balance sheets are as follows:

	December 31, 2003			December 31, 2004

	Cost of acquisition	Revaluation	Total	Cost of acquisition	Revaluation	Total

	(In millions of Euro)
Cost
Land, buildings and leasehold improvements	353.2	161.0	514.2	359.1	161.7	520.8
Furniture and equipment	439.1	32.1	471.2	450.2	31.3	481.5
Work in progress	27.4	—	27.4	36.6	—	36.6

Total cost	819.7	193.1	1 012.8	845.9	193.0	1 038.9

Depreciation
Land, buildings and leasehold improvements	(132.5)	(58.0)	(190.5)	(138.1)	(59.6)	(197.7)
Furniture and equipment	(349.8)	(31.8)	(381.6)	(363.2)	(31.1)	(394.3)

Total accumulated depreciation	(482.3)	(89.8)	(572.1)	(501.3)	(90.7)	(592.0)

Net book value	337.4	103.3	440.7	344.6	102.3	446.9

The movement on Property and equipment (net) for the year 2004 was the following:

	Opening balance	Additions(1)	Disposals	Depreciation	Transfers	Ending balance

	(In millions of Euro)
Land, buildings and leasehold improvements	323.7	13.7	(10.2)	(14.5)	10.4	323.1
Furniture and equipment	89.6	22.2	(1.1)	(32.5)	9.0	87.2
Work in progress	27.4	29.0	(0.4)	—	(19.4)	36.6

Total	440.7	64.9	(11.7)	(47.0)	—	446.9

(1)	Additions include the effect of the revaluation of the buildings in the amount of EUR 7.2 million, performed by the insurance subsidiaries in accordance with the accounting policy described in Note 2.

The depreciation charge for the year 2004 amounts to EUR 47.0 million (2003: EUR 55.3 million, 2002: EUR 65.6 million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The Group has commitments under various operating lease agreements for office properties and equipment through the years 2005 to 2009. At December 31, 2004, future minimum lease payments under non-cancellable operating leases with lease terms in excess of one year are as follows:

Year	(In millions of Euro)

2005	0.8
2006	0.8
2007	0.1
2008 and 2009	—

1.7

NOTE 9 — OTHER ASSETS

	December 31,
	2003	2004

	(In millions of Euro)

Investments in real estate	192.3	270.7
Receivable from clients on pending stock exchange transactions	396.1	361.0
Insurance premiums receivable	50.0	47.7
Prepayments	29.2	33.9
Sundry debtors	282.6	390.3
BES stock-based incentive plan	102.3	100.2
Lending transactions pending settlement	76.9	94.7
Accrued income	61.2	62.9
Futures and options	27.1	65.8
Collaterised deposits	19.5	39.5
Gold, other precious metals, numismatic, coins and other liquid assets	10.5	29.6
Deferred tax assets	31.9	32.8
Software	106.3	90.4
Work in progress (software)	53.8	26.9
Other intangibles	32.1	42.3
Deferred actuarial losses
Corridor	138.0	151.1
Outside the corridor	385.7	447.8
Deferred costs related to bonds issue	1 013.8	986.2
Exchange differences in investments	118.1	65.4
Debtors arising from direct insurance and reinsurance operations	21.2	20.3
Recoverable subsidies on mortgages loans	51.4	43.7

	3 200.0	3 403.2

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Investments in real estate include the following:

	December 31,
	2003		2004

	Acquisition Cost	Fair value	Acquisition Cost	Fair value

	(In millions of Euro)
Investments arising from recovered loans
(real estate)	82.6	71.7	150.8	135.7
Investment property arising from insurance business
Life	29.1	36.9	33.4	42.0
Non-life	44.1	78.9	44.4	84.9
Other	5.3	4.8	8.7	8.1

	161.1	192.3	237.3	270.7

Investments arising from recovered loans (real estate) are accounted for net of a provision of EUR 15.1 million (2003: EUR 10.9 million) in order to reflect the unrealised losses related with these investments (see Note 19). Investment properties arising from insurance business are accounted for at market value according to the accounting policy described in Note 2. Other investments in real estate are accounted for net of provisions of EUR 0.6 million (2003: EUR 0.5 million) (see Note 19).

As at December 31, 2003 and 2004, the balance of Receivable from clients on pending stock exchange transactions, both in the assets and liabilities side (see Note 14), shows the net balance of the Group’s sale and purchase orders for which settlements has not yet been received or paid.

Insurance premiums receivable and Debtors arising out of direct insurance, reinsurance and sundry debtors from insurance operations as at December 31, 2003 and 2004 are net of a provision of EUR 15.9 million and EUR 12.5 million, respectively. The movement in this provision is shown on Note 19.

As at December 31, 2004 Sundry debtors include debtors arising from banking operations amounting to EUR 354.9 million (2003: EUR 245.2 million) and from insurance operations amounting to EUR 25.4 million (2003: EUR 37.4 million).

BES stock-based incentive plan represents loans to employees resulting from the sale of BES shares under a stock-based incentive plan. Under this plan, as at December 31, 2004, an amount of EUR 100.2 million (2003: EUR 102.3 million) was outstanding as a receivable representing 8.0 million shares (2003: 8.4 million shares).

As referred to in Note 2, the insurance companies accounted, for the first time in 2002, deferred tax resulting in the recognition of an asset of EUR 35.9 million. At the initial recognition, EUR 4.7 million was booked against Retained earnings of the companies with an impact of EUR 2.5 million net of minority interest on the Group’s Retained earnings, and EUR 31.2 million to the statement of income before minority interest. At December 31, 2004 the deferred tax asset amounted to EUR 32.8 million (2003: EUR 31.9 million), calculated using the approved tax rate of 27.5%.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The deferred tax asset recognised is analysed as follows:

	December 31,
	2003	2004

	(In millions of Euro)

Tax losses carried forward	53.3	45.8
Temporary differences:
Unrealised losses on investment securities	13.1	10.4

Deferred tax asset (net)	66.4	56.2
Allowance for deferred tax asset	(34.5)	(23.4)

Deferred tax asset recognised	31.9	32.8

Deferred tax income/(charge) for the period	(4.0)	0.9

Explanation of the deferred tax for the year:

	December 31,
	2003	2004

	(In millions of Euro)

Reduction in the income tax rate	13.3	—
Change in allowance for deferred tax	(24.7)	(11.1)
Change in temporary differences and in tax losses carried forward	15.4	10.2

	4.0	(0.9)

The movement in Intangible assets for the year 2004 was the following:

	Opening balance	Additions	Disposals	Amortisation	Transfers and others	Ending balance

	(In millions of Euro)

Software	106.3	13.4	(0.4)	(82.9)	54.0	90.4
Work in progress	53.8	27.8	(0.2)	—	(54.5)	26.9
Other intangibles	32.1	29.5	(0.4)	(19.4)	0.5	42.3

Total	192.2	70.7	(1.0)	(102.3)	—	159.6

The Amortisation charge for the year 2004 amounts to EUR 102.3 million (2003: EUR 101.9 million, 2002: EUR 90.6 million).

In accordance with the accounting policy described in Note 2, the actuarial gains and losses related with the pension plan are classified under Deferred actuarial losses. The amount outside the corridor (exceeding 10% of the greater of the plan assets on the projected benefit obligations) will be amortised over a period of 10 years (see Note 29). The amount within the corridor is not amortised.

As at December 31, 2003 and 2004, Deferred costs related to bonds issued correspond to the interest in the zero coupon bonds recognised as a liability for the value of their reimbursements against Deferred costs, in accordance with the rules issued by the Bank of Portugal.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The balance of Exchange differences in investments, represent the cumulative exchange differences, between the acquisition date and December 31, 2003 and 2004, of unconsolidated investments denominated in foreign currency, as defined in the accounting policy described in Note 2. The amount is mainly explained by the exchange difference arising from the investment in Banco Bradesco. The reduction in 2004 is mainly explained by the charge off, against the respective provision, of the exchange differences related to the preference shares of Banco Bradesco amounting to EUR 54.3 million following the respective sale as referred to in Note 7.

NOTE 10 — DEMAND, SAVING AND TIME DEPOSITS

The following is a summary of the Group’s customer deposit accounts:

December 31,
	2003	2004

(In millions of Euro)
Demand deposits
Domestic	5 746.2	6 218.0
International	856.6	874.7

	6 602.8	7 092.7

Saving deposits
Domestic	2 181.4	2 171.9

	2 181.4	2 171.9

Other time deposits
Domestic	5 288.6	5 490.5
International	5 368.0	5 157.4

	10 656.6	10 647.9

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The following is an analysis of interest and non-interest bearing customer deposits, in total and by country:

	December 31,
	2003	2004

	(In millions of Euro)
Total deposits
Non-interest bearing	126.4	79.7
Interest bearing	19 314.4	19 832.8

	19 440.8	19 912.5

Deposits by country
Domestic:
Non-interest bearing	4.7	4.1
Interest bearing	13 169.2	13 876.3

	13 173.9	13 880.4

International:
Non-interest bearing	121.7	75.6
Interest bearing	6 145.2	5 956.5

	6 266.9	6 032.1

	19 440.8	19 912.5

NOTE 11 — OTHER SHORT-TERM BORROWINGS

Short-term borrowings comprise of the following:

	December 31,
	2003	2004

	(In millions of Euro)

Financing from interbank money market	157.7	160.3
Overdrafts	100.7	320.0
Short-term loans	297.6	57.7
Commercial paper	73.3	46.5
Others	219.4	161.0

	848.7	745.5

Unused lines of credit for short-term financing amount to EUR 52.1 million at December 31, 2004 (2003: EUR 57.2 million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 12 — MATURITIES OF DEPOSITS AND SHORT-TERM BORROWINGS

Deposits, Securities sold under repurchase agreements and Other short-term borrowings are as follows:

December 31,
	2003	2004

(In millions of Euro)

Deposits from banks	3 412.8	3 176.0
Demand deposits	6 602.8	7 092.7
Saving deposits	2 181.4	2 171.9
Other time deposits	10 656.6	10 647.9
Securities sold under repurchase agreements	1 422.0	1 487.6
Other short-term borrowings	848.7	745.5

	25 124.3	25 321.6

Deposits, Securities sold under repurchase agreements and Other short-term borrowings have the following maturities:

	December 31,
	2003	2004

	(In millions of Euro)

Demand	6 805.9	7 379.8
Up to 3 months	14 010.5	13 633.2
From 3 to 12 months	2 917.3	2 802.5
From 1 to 5 years	1 236.4	1 190.2
From 5 to 10 years	83.6	312.9
More than 10 years	70.6	3.0

Total	25 124.3	25 321.6

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 13 — INSURANCE RESERVES

Below is the break-down of the insurance reserves:

	December 31,
	2003			2004
	Direct	Reinsurance		Direct	Reinsurance
	business	ceded	Net	business	ceded	Net

	(In millions of Euro)

Unearned premiums reserve	113.8	11.1	102.7	114.7	11.6	103.1
Life assurance reserve	4 220.3	0.3	4 220.0	4 446.4	0.3	4 446.1
Claims outstanding	488.1	35.3	452.8	498.1	37.4	460.7
Unexpired risk reserve	8.0	—	8.0	3.5	—	3.5
Bonus and rebates reserve	10.7	2.8	7.9	17.3	3.3	14.0
Equalisation reserve	2.7	—	2.7	2.9	—	2.9
Life assurance policies reserve where the risk on investment is borne by the policyholders	589.4	—	589.4	899.7	—	899.7

	5 433.0	49.5	5 383.5	5 982.6	52.6	5 930.0

The unearned premiums reserve of direct business is net of deferred acquisition costs and is as follows:

	December 31,
	2003	2004

	(In millions of Euro)

Unearned premiums	139.3	140.3
Deferred acquisition costs	(25.5)	(25.6)

	113.8	114.7

The direct life assurance reserve is net of deferred acquisition costs, as follows:

	December 31,
	2003	2004

	(In millions of Euro)

Life assurance reserve	4 220.9	4 446.7
Deferred acquisition costs	(0.6)	(0.3)

	4 220.3	4 446.4

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The life assurance reserve analysis by type of product is as follows :

	Year ended December 31,
	2003	2004

	(In millions of Euro)

Saving products with bonus	3 756.6	3 894.7
Saving products without bonus	373.0	477.2
Risk products	12.9	13.6
Others	78.4	61.2

	4 220.9	4 446.7

The following are the actuarial assumptions used in the calculation of the present value of the life assurance reserve:

	Mortality rate	Technical rate

Saving products
Until December 31, 1997	GKM 80	4%
From January 1, 1998 until June 30, 1999	GKM 80	3.25%
Since July 1, 1999	GKM 80	3% and 2.5%
Since March 1, 2003	GKM 80	2.75%
Since January 1, 2004	GKM 80	*

Life insurance
Annuities – Until June 30, 2002	TV 73/77	4%
Since July 1, 2002	TV 73/77	3%
Since January 1, 2004	GKF 95	3%
Others	TV 73/77	4%

Death insurance	GKM 80	4%

Endowment
Until September 30, 1998	GKM 80	4%
Since October 1, 1998	GKM 80	3.25%

*	Since 2004, saving products do not have a minimum guaranteed rate. This rate is established at the beginning of each year. For 2004 the minimum guaranteed rate was 2%.

The technical reserve for life assurance policies where the risk on investment is borne by the policyholders, represents the capitalised value of the premiums received related to “unit linked” policies plus the respective investment income.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Claims outstanding are the following:

	December 31,
	2003			2004
	Direct	Reinsurance		Direct	Reinsurance
	business	ceded	Net	business	ceded	Net

	(In millions of Euro)
Life assurance	44.4	2.3	42.1	32.6	2.6	30.0
Workmen’s compensation	149.1	0.6	148.5	147.4	0.5	146.9
Other lines of business	294.6	32.4	262.2	318.1	34.3	283.8

	488.1	35.3	452.8	498.1	37.4	460.7

Claims outstanding represent unsettled claims occurring before December 31, 2003 and 2004 and include an amount of EUR 28.4 million and EUR 31.9 million, respectively for incurred but not reported claims (IBNR), net of reinsurance. Included in the amount of claims outstanding for workmen’s compensation is EUR 116.1 million and EUR 108.9 million at December 31, 2003 and 2004, respectively, relating to the mathematical reserve for workmen’s compensation.

Reinsurance ceded claims outstanding included an amount of EUR 2.8 million (2003: EUR 1.2 million) related to incurred but not reported claims (IBNR).

The following table reconciles the Group’s property-casualty loss reserves (gross workmen’s compensation and other lines of business) as of the beginning and end of each fiscal year in the two-year period ended December 31, 2004:

	2003	2004

	(In millions of Euro)
Balance as of January 1	451.3	443.7
Plus incurred claims:
Current year	237.7	248.2
Prior years	14.5	22.8

	252.2	271.0
Less paid related to:
Current year	(108.0)	(142.6)
Prior years	(151.8)	(106.6)

	(259.8)	(249.2)

Balance as of December 31	443.7	465.5

Additionally, the claims outstanding provision includes an estimation of future costs related with the settlement of pending claims (expense reserve), both declared and non-declared, in the amount of EUR 9.2 million.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 14 — ACCRUED INTEREST AND OTHER LIABILITIES

	December 31,
	2003	2004

	(In millions of Euro)
Income tax payable	35.5	29.6
Public sector	36.5	43.4
Non resident creditors	31.7	41.5
Suppliers	44.2	32.9
Other creditors	175.2	126.8
Creditors arising from direct insurance operations	29.8	28.9
Creditors arising from reinsurance operations	16.2	13.7
Fund for future distribution – life insurance operations	8.5	16.5
Accrued interest on deposits	86.9	74.9
Accrued interest on borrowings	176.8	209.5
Accrued expenses	24.8	54.7
Deferred income	41.2	52.1
Other sundry liabilities	131.2	267.5
Stock exchange transactions pending settlement	552.0	146.0
Collections pending settlement	38.3	18.7
Bonuses and vacations payable	38.2	39.7
Provision for pension and similar charges	—	8.2
Provision for general banking risks	127.0	152.3
Provision for liabilities and charges	76.7	81.6

	1 670.7	1 438.5

The movement in Provision for pension and similar charges, Provision for general banking risks and Provision for liabilities and charges is presented in Note 19. The Provision for pension and similar charges refers to a provision made by BESSA, a fully owned subsidiary located in Spain, for early retirement commitments.

As at December 31, 2004 Other creditors include an amount of EUR 94.2 million (2003: EUR 110.4 million) related to creditors arising from banking operations and EUR 32.6 million (2003: EUR 64.8 million) related to creditors arising from insurance operations.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 15 — CORPORATE BORROWINGS AND LONG-TERM DEBT

	December 31, 2003			December 31, 2004
Borrowing entity	Amount	Weighted average interest rate	Maturity/year	Amount	Weighted average interest rate	Maturity/year

	(In millions of Euro)
BES
Bank borrowings	1 325.9	2.5%	2006-2017	1 656.0	2.5%	2006-2017
Corporate Bonds	2 324.3	3.7%	2004-2028	1 723.3	4.9%	2005-2028
Corporate Bonds	254.6	a)	2004-2008	798.1	a)	2005-2019
Subordinated debts	227.5	5.8%	2006-2014	114.2	6.0%	2006-2014
BES Finance
Subordinated debts	1 176.0	6.5%	2009-perpetual	1 736.7	6.0%	2009-2015
Corporate Bonds	4 198.5	2.3%	2004-2010	5 284.8	2.4%	2005-2029
Corporate Bonds	17.8	3M HKD HIB.	2006	—	—	—
BES Investimento
Long-term debt	7.8	—	2005	8.0	—	2005
Unsecured bond indentures	109.3	5.2%	2004-2011	120.1	4.9%	2005-2024
Subordinated debts	58.3	3.2%	2006-2033	59.2	3.2%	2006-2033
BIC
Long-term debt	30.0	2.7%	2007	25.0	2.5%	2007
Subordinated debts	67.4	3.7%	Perpetual	24.1	3.9%	Perpetual
Corporate Bonds	1 978.3	5.3%	2005-2015	1 950.3	5.7%	2005-2015
ESF (P)
Debenture loan	125.8	2.6%-4.5%	2006-2011	97.5	2.7%-4.5%	2005-2008
BESV
Long-term debt	9.7	5.0%	Undetermined	9.7	6.0%	Undetermined
BESPAR
Long-term debt	203.0	3.3%	2006	203.0	3.3%	2006
Shareholders’ loans from minority interest	33.6	—	Undetermined	33.6	—	Undetermined
BESLEASING E FACTORING SA (b)
Long-term debt	—	—	2004-2007	510.0	2.9%	2005-2009
Corporate Bonds	—	—	2005	40.9	2.9%	2005-2014
Subordinated debts	—	—	2009	22.0	3.4%	2001-2014
BESLEASING Mobiliária SA (b)
Long-term debt	135.0	2.9%	2004-2007	—	—	—
Corporate Bonds	17.5	2.7%	2005	—	—	—
Subordinated debts	12.0	3.3%	2009	—	—	—
BESLEASING Imobiliária SA (b)
Long-term debt	232.5	3.4%	2004-2008	—	—	—
Corporate Bonds	7.9	2.9%	2009-2010	—	—	—
Subordinated debts	7.0	3.5%	2011	—	—	—
BES Açores
Corporate Bonds	—	—	—	35.0	2.5%	2007
PARTRAN
Shareholders’ loans from minority interest	21.2	—	Undetermined	22.0	—	Undetermined
ADVANCECARE
Long-term debt	1.2	5.3%	2004	—	—	—
CREDIFLASH
Long-term debt	27.5	3.0%	2004	42.5	2.9%	2004
BESIL
Corporate Bonds	100.0	3.2%	2013	338.6	4.3%	2013-2019
ESFIL
Floating rate notes	120.0	3M Eurib + 0.7%	2008	120.0	3M Eurib + 0.7%	2008
TRANQUILIDADE-VIDA
Subordinated debts	90.0	4.4%-4.7%	2022-perpetual	90.0	4.4%-4.7%	2022-perpetual
Others subsidiaries
Long-term debt	3.7	—	2007-undetermined	3.4	—	2007-undetermined

TOTAL	12 923.3			15 068.0

a)	Variable rate based on the valuation of indexes linked to “world indexes basket” or “utilities equity basket”.
b)	In 2004, Besleasing Mobiliária and Euroges merged into Besleasing Imobiliária which changed its name to Besleasing e Factoring, SA.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Maturities of corporate borrowings and long-term debt at December 31, 2003 and 2004 are as follows:

Carrying amount
December 31,
	2003	2004
(In millions of Euro)
2004	1 640.5	—
2005	1 151.2	1 351.6
2006	1 464.8	1 434.0
2007	1 136.7	1 637.8
2008	607.1	1 604.2
Thereafter	6 923.0	9 040.4

	12 923.3	15 068.0

NOTE 16 — CONVERTIBLE BONDS

	December 31,
	2003	2004
	(In millions of Euro)
4.75% Convertible bonds due 2006	200.0	200.0
3.47% Convertible bonds due 2007	110.0	110.0

	310.0	310.0

ESFG has the following convertible bond issues outstanding at December 31, 2004:

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 17 — MINORITY INTERESTS

Minority interests is analysed as follows:

	December 31,
	2003	2004
	(In millions of Euro)
BES Group	1 634.0	1 765.5
Including :
(BES FINANCE	450.0	600.0)
(ESOL	119.5	—)
ESFG Overseas	278.0	275.1
Others	255.3	274.6

	2 167.3	2 315.2

Minority interests of ESFG Overseas and BES FINANCE include the following equity instruments issued by these subsidiaries and owned by third parties:

– EUR 127.8 million of 6.8% Non-cumulative Guaranteed Preference Shares, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas Limited (ESFG Overseas) and EUR 153.4 million of Floating Rate Non-cumulative Guaranteed Preference Shares at LIBOR + 1.7%, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas. ESFG Overseas is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of ESFG and its subsidiaries. ESFG Overseas’ ordinary shares, which are its only class of securities with full voting rights, are owned entirely by ESFG. At the end of 2004, EUR 6.1 million is held by companies within the Group (2003: EUR 3.2 million).

– EUR 600.0 million 5.58% Non-cumulative Guaranteed Preference Shares, guaranteed as to certain payments by BES, issued by BES FINANCE Ltd (EUR 450.0 million in July 2003 and EUR 150.0 million in March 2004). These preference shares pay dividends if and when declared by the Board of Directors. BES FINANCE is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. BES FINANCE’s ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

In September 2004, ESOL reimbursed the USD 150 million of 8.5% Non-cumulative Guaranteed Preference Shares Series B, guaranteed as to certain payments by BES, issued in August 1999. This amount was included under Minority interests in 2003.

NOTE 18 — SHAREHOLDERS’ EQUITY

Ordinary shares

During the three year period ended December 31, 2004 the number of issued ordinary shares was 47 908 555.

Treasury shares

An extraordinary general shareholders meeting of December 3, 1998 authorised ESFG to buy back up to 10% of its ordinary shares at a maximum price of US dollars 20.5 per share within 18 months of the date of this meeting. On August 17, 2000 an extraordinary general shareholders meeting agreed to extend this authorisation for an additional 18 months under the same conditions. This authorisation was not renewed for any further period.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

During 2003 the Company sold its 2,322,414 treasury shares, which had a book value of EUR 35.9 million as at December 31, 2002, realising a net gain of EUR 4.5 million that was accounted for as a movement in reserves in that year.

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

At December 31, 2004, total retained earnings of all ESFG companies attributable to such legal reserves, net of minority interests, amounted to EUR 92.3 million (2003: EUR 80.0 million).

Revaluation reserve

BES, BIC and the Group’s subsidiaries involved in the insurance sector have revalued their Property and equipment in accordance with applicable legislation (see Note 2) and recorded the surpluses as a revaluation reserve. However, under Portuguese legislation, the revaluation reserve is not available for distribution in cash, but is available for incorporation into share capital or to absorb accumulated losses and, in the case of insurance companies, can also be utilised to compensate unrealised losses (of real estate/securities).

As at December 31, 2004, the revaluation reserve was incorporated in capital (Banking sector) or used to absorb unrealised losses (Insurance sector).

Goodwill

As at November 1997, the unamortised net goodwill of EUR 199.5 million (already deducted from accumulated amortisations of EUR 93.6 million) was fully written off against share premium (EUR 114.6 million) and retained earnings (EUR 84.9 million). Since then Goodwill is charged directly against reserves in the year of acquisition (see Note 2).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The component of goodwill and the related accumulated amortisation, the net amount of which is fully written off against reserves, is as follows:

	December 31,

	2003				2004

	(In millions of Euro)
ESFG Subsidiaries	Total gross goodwill	Accum. amort.	Net goodwill	Date	Amount	Total gross goodwill	Accum. amort.	Net goodwill

BES	265.0	44.3	220.7	1991	116.2	265.6	44.3	221.3
				1992	30.9
				1999	15.7
				2000	67.9
				2001	16.1
				2002	3.4
				2003	7.7
				2004	0.6
				Other	7.1
Tranquilidade	254.0	28.0	226.0	1991	78.1	265.3	28.0	237.3
				2000	170.2
				2004	11.3
				Other	5.7
BESI SA	21.2	8.5	12.7	1986	8.4	21.2	8.5	12.7
				1989	7.9
				2000	3.1
				Other	1.8
BIC	9.4	4.3	5.1	1986	2.8	9.4	4.3	5.1
				1987	5.9
				1991	3.1
				1996	(6.7)
				2000	1.5
				Other	2.8
ESB	7.6	6.1	1.5	1985	8.9	7.6	6.1	1.5
				2000	(1.8)
				Other	0.5
BESV	(30.0)	—	(30.0)	1985	5.9	(30.0)	—	(30.0)
				2000	(36.5)
				Other	0.6
ESIA(1)	11.3	—	11.3	2000	11.3	—	—	—
				2004	(11.3)
ESAF	22.2	—	22.2	2000	26.5	22.2	—	22.2
				2001	(5.2)
				Other	0.9
Others	19.3	2.4	16.9	1985	2.7	15.3	2.4	12.9
				2000	4.1
				2001	3.0
				2002	7.8
				2004	(4.0)
				Other	1.7

TOTAL	580.0	93.6	486.4			576.6	93.6	483.0

(1)	Due to the merger of ESIA into Tranquilidade in December 2004, the respective goodwill was allocated to the goodwill of the incorporating Company

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The decrease in goodwill is analysed as follows:

December 31,

2004

(In millions of Euro)
BES	0.6
Others	(4.0)

(3.4)

NOTE 19 — PROVISIONS

The movements in provisions included in assets and liabilities for the years ended December 31, 2003 and 2004 were as follows:

	Provisions included in Assets

	Interest- earning deposits with banks	Insurance operations(1)	Other equity holdings	Loans and advances to customers	Invesment in real estate	Total

	(In millions of Euro)
Balance 31.12.2002	0.5	16.3	30.1	782.6	9.9	839.4
Regulation no. 4/2002 (through shareholders’ equity)	—	—	17.0	—	—	17.0
Disposal of subsidiaries	—	—	—	(38.9)	—	(38.9	)(2)
Exchange differences and others	—	—	—	(1.0)	—	(1.0)
Transfers	—	—	—	(40.8)	—	(40.8)
Charge for the year	—	1.0	—	367.9	2.5	371.4
Write-back for the year	(0.1)	(1.2)	(2.2)	(103.9)	—	(107.4)
Write-offs	—	(0.2)	—	(145.8)	(1.0)	(147.0)

Balance 31.12.2003	0.4	15.9	44.9	820.1	11.4	892.7
Regulation no. 4/2002 (through shareholders’ equity)	—	—	(27.8)	—	—	(27.8)
Exchange differences and others	—	1.3	—	(1.7)	—	(0.4)
Transfers	—	—	(2.4)	(3.6)	—	(6.0)
Charge for the year	—	0.7	—	310.8	6.4	317.9
Write-back for the year	—	(5.0)	—	(91.9)	—	(96.9)
Write-offs	—	(0.4)	—	(204.3)	(2.1)	(206.8)

Balance 31.12.2004	0.4	12.5	14.7	829.4	15.7	872.7

(1)	Relates to Insurance premiums receivable and Debtors arising out of direct insurance and reinsurance operations and Sundry debtors from the Insurance Group (see Note 9).
(2)	Relates to the sale of Credibom, consolidated under the full method until June 30, 2003 (see Note 1).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	Provisions included in Liabilities

	Provision for pension and similar charges	Provision for general banking risks	Provision for liabilities and charges	Total

	(In millions of Euro)
Balance 31.12.2002	4.7	14.6	56.9	76.2
Exchange differences and others	—	0.3	(12.3)	(12.0)
Transfers	(0.5)	20.6	22.4	42.5
Charge for the year	0.8	92.0	38.0	130.8
Write-back for the year	—	(0.5)	(5.4)	(5.9)
Write-offs for the year	(5.0)	—	(22.9)	(27.9)

Balance 31.12.2003	—	127.0	76.7	203.7
Exchange differences and others	6.5	(1.3)	(0.4)	4.8
Transfers	2.7	17.5	(16.3)	3.9
Charge for the year	2.7	66.3	59.2	128.2
Write-back for the year	—	(57.2)	(16.2)	(73.4)
Foreign exchange charge for the year(3)	—	—	54.3	54.3
Write-offs for the year(4)	(3.7)	—	(75.7)	(79.4)

Balance 31.12.2004	8.2	152.3	81.6	242.1

(3)	Relates to the exchange differences in investment in Banco Bradesco preference shares as referred to in Notes 7 and 9.
(4)	Includes a write-off in the amount of EUR 54.3 million following the sale of Banco Bradesco preference shares (see Note 7).

NOTE 20 — FEE AND COMMISSION INCOME

Fees and commission are analysed by the type of activity as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Customer services	203.6	242.2	269.6
Fiduciary activities	69.4	74.9	79.1
Mortgage origination fees	4.9	9.6	12.7
Brokerage activities	24.2	33.8	51.1
Others	(4.6)	(4.4)	(11.2)

Total fee and commission income	297.5	356.1	401.3

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 21 — INSURANCE PREMIUMS AND OTHER INSURANCE INCOME

Insurance premiums and Other insurance income are analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Insurance premiums
– life sector	702.1	859.3	898.7
– non-life sector	378.2	398.7	407.1

Total Insurance premiums	1 080.3	1 258.0	1 305.8

Other insurance income
Net Investment income	(7.6)	187.7	189.4
Other income	2.0	15.5	18.8

Total Other insurance income	(5.6)	203.2	208.2

Total Insurance premiums and Other insurance income	1 074.7	1 461.2	1 514.0

Gross written premiums from the life assurance business are analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Gross written premiums
Individual policies	651.7	800.9	837.3
Group policies	50.4	58.4	61.4

	702.1	859.3	898.7

Annual premiums	125.6	202.9	192.8
Single premiums	576.5	656.4	705.9

	702.1	859.3	898.7

Contracts without profit sharing	225.7	145.4	152.1
Contracts with profit sharing	332.3	473.3	446.0
Contracts where the investment risk is borne by the policyholders	144.1	240.6	300.6

	702.1	859.3	898.7

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Gross written premiums and earned premiums from non-life business are analysed as follows:

	2002		2003		2004

	Written premiums	Earned premiums	Written premiums	Earned premiums	Written premiums	Earned premiums

	(In millions of Euros)
Direct business
Accident and health	98.2	100.0	107.2	107.5	105.5	103.8
Fire and other hazards	68.1	65.1	71.3	69.7	73.4	71.9
Motor	199.3	194.5	192.1	191.1	196.3	199.5
Maritime, airline and transportation	9.7	9.8	10.3	10.2	9.1	9.2
Third party liabilities	6.6	6.2	7.3	7.3	9.1	8.7
Credit and suretyship	0.7	0.7	0.7	0.7	0.5	0.3
Other	1.8	1.8	11.7	12.2	11.4	13.3

	384.4	378.1	400.6	398.7	405.3	406.7
Reinsurance accepted	—	0.1	—	—	0.6	0.4

	384.4	378.2	400.6	398.7	405.9	407.1

Net investment income includes:

	Year ended December 31,
	2002	2003	2004

	(In millions of Euro)
Interest and dividends on securities	125.0	112.2	141.7
Realised (losses)/gains	(5.9)	74.1	26.7
Unrealised (losses)/gains	(126.7)	1.4	15.1

Total	(7.6)	187.7	183.5

NOTE 22 — OTHER OPERATING INCOME

	Year ended December 31,
	2002	2003	2004

	(In millions of Euro)
Reimbursment of sundry expenditures	2.9	1.5	1.4
Interest income on non-accrual loans	8.2	2.0	7.1
Recovery of interest income on non-accrual loans	2.4	2.1	8.6
Banking services	91.2	97.0	114.4
Non-banking sundry services	15.0	4.9	6.6
Profit on sale of subsidiaries	8.4	65.3	57.2
Profit on sale of other equity holdings	—	—	64.6
Profit on disposal of fixed assets	5.3	9.6	5.7
Other trading income	2.4	26.8	8.5
Others	16.6	25.8	6.9

	152.4	235.0	281.0

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

In 2003, the profit on sale of subsidiaries relates to the sale of the 45% stake in Credibom, as referred to in Note 1. In 2004, the profit on sale of subsidiaries include the gains on the sale of the remaining 15% interests in Credibom and of 80% of the shareholdings in ES Concessões. In 2004 the profit on sale of other equity holdings include the sale of the investments in Portline and in Clarity, as referred to in Note 1 and the sale of preference shares of Bradesco, as referred to in Note 7.

NOTE 23 — SALARIES AND BENEFITS

As at December 31, 2003 and 2004 the number of ESFG employees was distributed among the following broadly defined business areas:

December 31,

	2003	2004

Banking sector employees	8 598	8 719
Insurance sector employees	1 141	1 026

	9 739	9 745

Below the distribution by category:

	December 31,

	2003	2004

Senior management	719	671
Management	1 372	1 444
Specific functions	3 279	3 420
Administrative employees	4 237	4 103
Ancillary services	132	107

	9 739	9 745

NOTE 24 — INSURANCE BENEFITS AND CLAIMS

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Claims and other reserves
– life sector	803.1	982.6	1 038.8
– non-life sector	235.2	218.0	242.2
Participation in results	14.8	28.3	22.6

Total	1 053.1	1 228.9	1 303.6

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Claims and other reserves for the life sector are as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	362.0	576.0	522.8
Reinsurance share	(2.5)	(2.0)	(2.5)

	359.5	574.0	520.3

Change in claims reserve
Gross amount	17.1	(1.8)	(11.9)
Reinsurance share	(0.1)	(1.0)	(0.3)

	17.0	(2.8)	(12.2)

	376.5	571.2	508.1

Change in life assurance reserve
Gross amount	306.1	179.3	220.4
Reinsurance share	(0.1)	(0.1)	—

	306.0	179.2	220.4

Change in reserve for life assurance where the investment risk is borne by the policyholders	120.6	232.2	310.3

	803.1	982.6	1 038.8

Claims and other reserves for the non-life sector are as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	247.6	258.7	243.0
Reinsurance share	(24.1)	(21.3)	(17.5)

	223.5	237.4	225.5

Change in claims reserve
Gross amount	12.1	(6.5)	22.7
Reinsurance share	3.8	(4.8)	(1.8)

	15.9	(11.3)	20.9

Change in other insurance reserves	(4.2)	(8.1)	(4.2)

	235.2	218.0	242.2

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The gross amount of claims paid and change in claims reserve for the non-life sector are as follows:

	Year ended December 31,

	2002		2003		2004

		Change in		Change in		Change in
	Claims paid	claims reserve	Claims paid	claims reserve	Claims paid	claims reserve

	(In millions of Euro)
Direct business
Accident and health	77.4	(3.4)	78.9	(11.5)	74.6	(3.2)
Fire and other hazards	28.7	1.2	34.4	1.1	33.3	(2.1)
Motor	131.8	13.5	137.1	1.7	125.5	26.6
Maritime, airline and transportation	5.4	0.3	3.9	—	3.9	(0.3)
Third party liabilities	2.6	0.7	2.4	1.1	2.1	3.8
Credit and suretyship	1.2	(0.5)	0.1	—	(0.1)	0.3
Legal	0.1	—	—	—	—	—
Other	0.4	0.1	1.9	1.3	2.0	(1.4)

	247.6	11.9	258.7	(6.3)	241.3	23.7
Reinsurance accepted	—	0.2	—	(0.2)	1.7	(1.0)

	247.6	12.1	258.7	(6.5)	243.0	22.7

NOTE 25 — INSURANCE UNDERWRITING AND RELATED EXPENSES

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Underwriting expenses, net of reinsurance	21.1	25.8	25.4
Reinsurance premiums earned	64.9	58.9	60.5

Total	86.0	84.7	85.9

Underwriting expenses, net of reinsurance are analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Direct insurance commissions
Acquisition commissions and others costs	35.9	36.6	34.5
Change in deferred acquisition costs	(0.8)	0.3	0.1
Collection commissions	3.9	3.1	2.2

	39.0	40.0	36.8
Reinsurance commissions	(17.9)	(14.2)	(11.4)

Underwriting expenses net of reinsurance	21.1	25.8	25.4

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Reinsurance premiums earned are analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Direct business
Life	7.5	8.5	8.6
Accident and health	13.2	8.7	10.9
Fire and other hazards	22.7	22.7	22.4
Motor	6.4	2.6	3.8
Maritime, airline and transportation	6.1	6.4	4.5
Third party liabilities	1.3	1.3	1.6
Credit and suretyship	0.6	0.5	0.2
Other	7.0	8.2	8.1

	64.8	58.9	60.1
Reinsurance accepted	0.1	—	0.4

	64.9	58.9	60.5

Reinsurance premiums written are analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Life	7.5	8.5	8.6
Accident and health	12.9	6.9	10.5
Fire and other hazards	23.6	23.8	21.0
Motor	4.2	3.1	2.0
Maritime, airline and transportation	6.2	6.5	4.3
Third party liabilities	1.2	1.4	1.7
Credit and suretyship	0.5	0.6	0.4
Other	8.5	8.2	8.3

	64.6	59.0	56.8

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 26 — OTHER EXPENSES

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Membership and donations	2.1	3.0	3.6
Administrative expenses	211.8	199.0	210.0
Contribution to the depositors guarantee fund	3.3	2.9	3.4
Direct and indirect taxes other than income tax	12.3	20.6	20.6
Legal fees	5.9	5.7	4.9
Advertising	28.6	29.8	39.6
Consulting services	18.2	10.6	6.1
Travel and representation expenses	23.4	22.1	23.9
Interest on Tranquilidade-Vida subordinated debt	—	4.5	4.1
Provision for other liabilities and charges	1.3	32.6	97.3
Provision for general banking risks	0.5	91.5	9.1
Provision for pension and similar charges	—	0.8	2.7
Provision for investment in real estate	2.9	2.5	6.4
Restructuring costs	3.3	12.7	17.3
Others	31.5	36.2	37.3

	345.1	474.5	486.3

NOTE 27 — INCOME TAXES

Income tax expense is analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Current
Portugal	35.9	50.6	43.7
Other	9.3	12.6	6.3
Deferred
Portugal	(31.2)	4.0	(0.9)
Other	0.2	(0.5)	—

	14.2	66.7	49.1

Tax attributable to minority interests	14.7	40.4	30.0

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

A reconciliation between the statutory income tax rate in Portugal and the effective tax rate of the Group is shown in the following table (percentages):

	Year ended December 31,

	2002		2003		2004

Portuguese statutory rate	33.0%		33.0%		27.5%
Decrease of statutory rate in Portuguese Group companies due to Tax benefits on interest income from Portuguese government securities	(2.3%	)	—		—
Tax on provisions under Regulation Nº 4/2002	—		—		2.6%
Tax benefits on distribution of bonus payments to employees	(8.9%	)	(2.7%	)	(3.4%	)
Tax benefits on tax-exempt operations	(40.6%	)	(3.9%	)	(12.6%	)
Tax benefits on sale of participations	—		—		(5.0%	)
Tax benefits related with early retirement	(29.5%	)	(5.3%	)	(4.2%	)
Tax benefits on change in valuation allowance for DTA	—		(1.6%	)	(3.8%	)
Other taxable costs and non-tax income (net)	14.9%		—		7.9%
Deferred tax assets	27.1%		(2.4%	)	1.0%
Negative results with no tax effect	13.4%		7.7%		3.5%
Others	(1.2%	)	(5.4%	)	(0.7%	)
Decrease of statutory rate in non-Portuguese Group companies	(1.6%	)	(0.4%	)	(0.5%	)
Increase of statutory rate in non-Portuguese Group companies due to:
Tax on dividends received	2.3%		0.9%		0.7%
Tax not recognised on negative results	13.3%		5.1%		3.9%
Tax benefits on tax-exempt operations	—		(0.5%	)	0.2%

Effective tax rate	19.9%		24.5%		17.1%

Due to the approval in December 2003, by the Portuguese Government, of the change in the corporate income tax rate, the applicable tax rate to the Group in 2004 decreased from 33% to 27.5%.

In 2002 insurance companies recognised a deferred tax asset, included under Other assets (see Note 9) of EUR 35.9 million of which EUR 4.7 million were taken to retained earnings of the companies and EUR 31.2 million to the statement of income of the year. At the end of 2004 the deferred-tax asset included under Other assets amounts to EUR 32.8 million (2003: EUR 31.9 million) calculated using the approved tax rate of 27.5%.

Income before income taxes and minority interests split between Portuguese and non-Portuguese Group companies are presented under Note 30 – Financial information by geographical area.

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

NOTE 28 — EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing net income by the weighted-average number of ordinary shares outstanding, which includes contingently issuable shares where all necessary conditions for

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

issuance have been satisfied. For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

The computation of basic and diluted EPS for the years ended December 31 is presented in the following table:

	Year ended December 31,
	2002		2003		2004

	(In millions of Euro, except per share data)

Net income (loss)	(45.1)		35.9		52.7
Numerator for diluted earnings per share	(45.1	)(1)	35.9	(1)	52.7	(1)
Denominator for basic earnings per share – weighted-average shares	43,253,371		45,643,406		47,908,555
Denominator for diluted earnings per share – weighted-average number of ordinary shares and dilutive potential ordinary shares	43,253,371	(1)	45,643,406	(1)	47,908,555	(1)
Basic earnings per share	(1.04)		0.79		1.10
Diluted earnings per share	(1.04)		0.79		1.10

(1)
Interest expense per share obtainable on conversion, net of taxes, attributable to the convertible bonds (see Note 16), amounts to EUR 1.13 in 2004 and EUR 1.11 in 2003, thus exceeding the basic EPS; as such the convertible bonds interest are excluded from the calculation of diluted earnings per share due to the resulting antidilutive effect.

NOTE 29 — PENSION PLAN

As described in Note 2, the Group’s companies operate defined pension plans for their employees and their dependants under which the benefits only vest on the earlier of retirement, death or incapacity.

The actuarial valuation of pension liabilities for the Group companies is performed annually, with the latest valuation performed as at December 31, 2004.

The key assumptions considered in the actuarial studies for December 31, 2003 and 2004 used to determine the present value of the pension benefits for the employees are as follows:

	Insurance	Insurance	Banking	Banking
	2003	2004	2003	2004

	Projected unit credit
Method of estimation
Mortality table	GKF 95	GKF 95	TV 73/77	TV 73/77
Salaries increase rate	3.00%	3.00%	2.75%	2.75%
Rate of return on assets	5.50%	5.25%	5.50%	5.25%
Rate of growth of pensions	0.00%	0.00%	1.75%	1.75%
Rate of growth of early retirement pensions	2.00%	2.00%	—	—
Discount rate	5.50%	5.25%	5.50%	5.25%
Technical rate	3.00%	3.00%	5.50%	5.25%
Discount rate of early retirement pensions	5.50%	5.25%	—	—

No disability retirements are considered in the calculations of total liabilities.

In 2004, in order to adjust the actuarial valuations to the present economic environment, the Board of Directors of the Group companies approved a change in the assumptions used as explained above. The consequent increase in total liabilities amounted to approximately EUR 50.3 million (2003: EUR 44.9 million). In accordance with Regulation no. 12/2001 issued by the Bank of Portugal, the amount related to the banking

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

subsidiaries in the total of EUR 49.2 million (2003: EUR 43.9 million), was deferred under Other assets, and will be amortised over a period of 10 years.

The foregoing assumptions comply with the guidelines issued by the Bank of Portugal and the ISP.

At December 31, 2003 and 2004 the number of participants covered by the pension plan is as follows:

	December 31,

	2003	2004

Employees	6 780	6 669
Pensioners	4 455	4 671
Widows and other direct relatives	791	824

Total participants	12 026	12 164

Pension liabilities and fair value of plan assets as at December 31, 2003 and 2004 are the following:

	December 31,

	2003	2004

	(In millions of Euro)
Total liabilities	1 454.1	1 584.3
Fair value of plan assets	(1 405.7)	(1 550.4)
Accruals	(0.9)	(0.8)

	47.5	33.1
Unrecognised prior service costs	(54.8)	(42.4)

Excess coverage	7.3	9.3

Additionally, Tranquilidade and Esumédica have transferred part of their liabilities to Tranquilidade Vida, through the acquisition of life insurance policies. The number of pensioners covered by these policies is 467 (2003: 482), and the total liability amounts to EUR 17.9 million (2003: 17.2 million), which is included in insurance reserves, life insurance provisions of Tranquilidade Vida.

The unrecognised prior service costs relates to the amount of the shortfall calculated as at December 31, 1994 regarding employees with estimated retirement date after December 31, 1997, which, according to the accounting policy described in Note 2, is charged to the statement of income on a systematic basis during the expected service years of these employees. Annually this amount is subject to extraordinary amortisations (anticipation) due to the reductions that occurred in the population covered by this scheme.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The pension liabilities increased in 2003 and 2004 as follows:

	December 31,

	2003	2004

	(In millions of Euro)
Liabilities at the beginning of the year	1 209.9	1 454.1
Service cost	18.8	18.9
Employees contributions	1.9	2.4
Interest cost	72.0	79.4
Curtailment costs – banking subsidiaries	55.7	67.1
insurance subsidiaries	0.6	0.3
Benefits paid	(80.5)	(87.5)
Changes in actuarial assumptions	44.9	50.3
Actuarial losses (gains)	132.6	(0.5)
Acquisition (disposal) of subsidiaries and other	(1.8)	(0.2)

Liabilities at the end of the year	1 454.1	1 584.3

Pensioners	1 083.6	1 171.8
Employees	370.5	412.5
Unrecognised prior service costs	(54.8)	(42.4)

	1 399.3	1 541.9

Fair value of plan assets	1 405.7	1 550.4
Accruals	0.9	0.8

Total coverage	1 406.6	1 551.2

Excess coverage	7.3	9.3

Liabilities for future services	390.9	489.5

The changes in the fair value of plan assets during 2003 and 2004 are as follows:

	December 31,

	2003	2004

	(In millions of Euro)
Opening balance	1 139.0	1 405.7
Acquisition (disposal) of subsidiaries and other	(1.1)	0.5
Group contributions	258.9	162.4
Employees contributions	1.9	2.4
Pensions paid	(80.5)	(87.5)
Actual return on plan assets	87.5	66.9

	1 405.7	1 550.4
Accruals	0.9	0.8

Total coverage	1 406.6	1 551.2

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The amount recognised as a cost by the Group in 2004 amounts to EUR 86.8 million (2003: EUR 78.2 million, 2002: EUR 63.1 million) and includes:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Service cost	16.2	18.8	18.9
Interest cost	63.8	72.0	79.4
Expected return on plan assets	(54.5)	(63.9)	(72.1)

Current expenses	25.5	26.9	26.2
Actuarial (gains)/losses and changes in assumptions – insurance business	5.6	(1.4)	0.4
Amortisation of actuarial (gains)/losses and changes in assumptions – banking business	0.2	15.2	27.1
Curtailment cost – insurance business	2.5	5.1	0.3
Amortisation of curtailment costs – banking business	8.1	13.7	20.4
Amortisation of unrecognised prior service costs – banking business	8.7	7.6	4.2
Anticipation of unrecognised prior service costs – banking business	12.5	11.1	8.2

Liabilities accrued in the period	63.1	78.2	86.8

In 2002, following an authorisation by the ISP, Tranquilidade deferred for a period of three years the curtailment costs amounting to EUR 7.0 million incurred in the year and recognised in the statement of income an amount of EUR 2.5 million. In 2003 the remaining amount of EUR 4.5 million was recognised through the statement of income.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The movements in Deferred actuarial losses in the year are as follows:

	December 31,
	2003	2004
	(In millions of Euro)
Opening balance	341.9	523.7
Curtailment costs
– Banking business	55.7	67.1
Actuarial gains and losses generated in the year(1)	114.9	6.5
Changes in actuarial assumptions(2)	43.9	49.6
Amortisation of curtailment costs – banking business	(13.7)	(20.4)
Amortisation of curtailment costs – insurance business	(4.5)	—
Amortisation of actuarial gains/(losses) – banking business	(15.2)	(27.1)
Other	0.7	(0.5)

	523.7	598.9
Deferred actuarial losses – corridor (see Note 9)	138.0	151.1

Deferred actuarial losses – outside the corridor (see Note 9)	385.7	447.8

(1)
From the actuarial loss generated in 2004 amounting to EUR 4.7 million (EUR 0.5 million gain in liabilities and EUR 5.2 million loss in the plan assets), EUR 7.0 million loss relates to the banking subsidiaries and was deferred following the corridor method. From the gain of EUR 2.3 million attributable to the insurance subsidiaries, EUR 0.4 million loss was recognised in the statement of income, EUR 0.5 million gain was deferred in the balance sheet and the remaining gain of EUR 2.2 million was not recognised. On these basis, the actuarial losses, deferred on the balance sheet amount to EUR 6.5 million.

From the actuarial loss generated in 2003 amounting to EUR 109.0 million (EUR 132.6 million loss in liabilities and EUR 23.6 million gain in the plan assets), EUR 114.9 million loss relates to the banking subsidiaries and was deferred following the corridor method. From the gain of EUR 5.9 million attributable to the insurance subsidiaries, EUR 2.4 million was recognised in the statement of income and the remaining EUR 3.5 million was not recognised, being part of the excess coverage.

(2)
In 2004, from the amount related to the change in assumptions, EUR 0.7 million generated by the insurance subsidiaries was not recognised, being part of the excess coverage. The remaining amount of EUR 49.6 million was deferred for a period of 10 years.

In 2003, from the amount related to the change in assumptions, EUR 1.0 million generated by the insurance subsidiaries was netted off against actuarial gains. From the remaining amount of EUR 43.9 million, EUR 49.2 million relates to banking subsidiaries and was deferred for a period of 10 years.

The amount of Deferred actuarial losses – outside the corridor will be amortised over a period of 10 years as referred in Note 2. The curtailment costs- insurance business occurred in 2002 were fully taken to the statement of income in 2003.

Comparison between assumptions used and the actual values obtained in 2004 is as follows:

	Assumption	Actual (2004)

Increase in future compensation levels	2.75%	6.80%
Expected return on plan assets	5.25%	5.10%
Pension increase rate	1.75%	2.50%

The pension fund’s assets used by the Group, as at December 31, 2004, refer only to premises in the amount of EUR 166.9 million (2003: EUR 151.6 million). The pension fund owns related parties shares of EUR 39.2 million (2003: EUR 9.0 million). During 2004 the Group sold to the pension fund, 10% of the securities acquired following the securitisation transactions Lusitano No 1 and No 2, generating a gain in the amount of EUR 4.7 million, before minority interest, and 35% of the residual note related with the transaction Lusitano Global CDO No 1, with no impact in the statement of income.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

During 2003, BES sold real estate assets to the pension fund amounting to EUR 60.7 million. These assets had a book value of EUR 55.0 million, which resulted in a gain before minority interests of EUR 5.7 million.

NOTE 30 — FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

The following table presents the Group’s business geographical distribution for the three years ended December 31, 2004.

2004

	Interest income and Other revenues	Income before taxes and Minority interests	Identifiable Assets

	(In millions of Euro)
Portugal	2 992.6	297.4	38 822.0
Other EU countries	677.1	55.5	7 569.8
Other european countries	82.9	4.9	65.0
North-America	200.2	(37.2)	3 370.3
Latin America	38.8	(1.4)	401.7
Asia	3.6	1.6	33.5
Africa	26.1	15.5	192.8
Other	2.7	1.8	57.9

	4 024.0	338.1	50 513.0

2003

	Interest income and Other revenues	Income before taxes and Minority interests	Identifiable Assets

	(In millions of Euro)
Portugal	3 219.8	276.0	40 280.8
Other EU countries	558.8	47.6	5 487.3
Other european countries	44.2	19.1	63.5
North-America	112.2	(20.1)	1 298.3
Latin America	10.8	4.8	355.0
Asia	3.5	1.8	63.7
Africa	13.5	4.5	75.0
Other	(6.3)	(13.2)	39.8

	3 956.5	320.5	47 663.4

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

2002

	Interest income and Other revenues	Income before taxes and Minority interests	Identifiable Assets

	(In millions of Euro)
Portugal	3 230.8	80.5	40 515.0
Other EU countries	212.1	13.1	3 473.7
Other european countries	51.2	26.8	468.7
Other	57.2	(3.0)	1 131.2

	3 551.3	117.4	45 588.6

NOTE 31 — SEGMENTS

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

The accounting policies of the Group’s operating segments are, in all material respects, consistent with those described in Note 2.

The following tables present segment income before tax and minority interest for the years ended December 31:

2004

	Net interest income and dividends(1)	Other revenues	Total revenues	Total expenses(2)	Pretax income(3)

	(In millions of Euro)
Banking	673.0	669.8	1 342.8	1 060.2	282.6
Leasing and factoring	56.6	7.5	64.1	24.1	40.0
Consumer credit	12.5	22.0	34.5	15.4	19.1
Asset management	2.3	66.6	68.9	31.4	37.5
Brokerage	1.7	48.6	50.3	25.0	25.3
Others	(1.1)	58.4	57.3	80.2	(22.9)

Total banking	745.0	872.9	1 617.9	1 236.3	381.6

Life insurance	130.4	951.3	1 081.7	1 083.3	(1.6)
Non-life insurance	11.3	421.0	432.3	431.1	1.2

Total insurance	141.7	1 372.3	1 514.0	1 514.4	(0.4)

Corporate	(30.7)	—	(30.7)	12.4	(43.1)

TOTAL	856.0	2 245.2	3 101.2	2 763.1	338.1

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

2003

	Net interest income and dividends(1)	Other revenues	Total revenues	Total expenses(2)	Pretax income(3)

	(In millions of Euro)
Banking	697.1	657.4	1 354.5	1 046.1	308.4
Leasing	32.7	3.6	36.3	16.3	20.0
Consumer credit	32.5	31.3	63.8	33.8	30.0
Asset management	2.0	69.0	71.0	38.3	32.7
Brokerage	(0.3)	33.3	33.0	28.3	4.7
Factoring	17.1	4.2	21.3	5.2	16.1
Others	(8.2)	31.2	23.0	80.5	(57.5)

Total banking	772.9	830.0	1 602.9	1 248.5	354.4

Life insurance	101.3	935.8	1 037.1	1 038.7	(1.6)
Non-life insurance	10.9	413.2	424.1	408.5	15.6

Total insurance	112.2	1 349.0	1 461.2	1 447.2	14.0

Corporate	(29.6)	(6.5)	(36.1)	11.8	(47.9)

TOTAL	855.5	2 172.5	3 028.0	2 707.5	320.5

2002

	Net interest income and dividends(1)	Other revenues	Total revenues	Total expenses(2)	Pretax income(3)

	(In millions of Euro)
Banking	746.5	406.6	1 153.1	857.2	295.9
Leasing	37.4	2.6	40.0	16.3	23.7
Consumer credit	52.6	30.5	83.1	49.0	34.1
Asset management	2.6	69.2	71.8	42.8	29.0
Brokerage	1.7	24.1	25.8	33.5	(7.7)
Factoring	15.8	2.1	17.9	4.4	13.5
Others	—	60.1	60.1	93.7	(33.6)

Total banking	856.6	595.2	1 451.8	1 096.9	354.9

Life insurance	105.8	553.4	659.2	812.5	(153.3)
Non-life insurance	19.1	396.3	415.4	440.3	(24.9)

Total insurance	124.9	949.7	1 074.6	1 252.8	(178.2)

Corporate	(33.6)	(6.2)	(39.8)	19.5	(59.3)

TOTAL	947.9	1 538.7	2 486.6	2 369.2	117.4

(1)	Includes Net interest income and Interest income and dividends from insurance operations, which are shown in the statement of income under Other insurance income (see Note 21).
(2)	Total expenses include Other expenses and Provision for loan losses.
(3)	Pre-tax income represents Income before income taxes and minority interest.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The following table presents segment assets at December 31:

	2004

	Banking	Leasing and Factoring	Consumer Credit	Asset Management	Brokerage	Others	Total Banking

	(In millions of Euro)
Cash and due from Banks and deposits with Central Banks	1 536.0	0.7	0.7	21.2	33.4	1.4	1 593.4
Interest earnings deposits	3 803.4	—	—	43.1	880.2	5.0	4 731.7
Trading securities	1 674.1	—	—	1.5	—	88.1	1 763.7
Investment securities	4 583.6	16.3	—	16.4	62.3	104.9	4 783.5
Loans and advances to customers (net)	26 361.4	2 153.8	125.8	47.3	—	34.5	28 722.8
Other equity holdings	834.1	—	—	4.1	—	31.8	870.0
Other assets	3 297.4	105.0	6.0	21.1	165.8	69.4	3 664.7

Total	42 090.0	2 275.8	132.5	154.7	1 141.7	335.1	46 129.8

	2004
	Total Banking	Life- Insurance	Non-Life Insurance	Total Insurance	Corporate	Total

	(In millions of Euro)
Cash and due from Banks and deposits with Central Banks	1 593.4	2.0	13.6	15.6	0.1	1 609.1
Interest earnings deposits	4 731.7	31.6	25.2	56.8	0.1	4 788.6
Trading securities	1 763.7	—	—	—	2.3	1 766.0
Investment securities	4 783.5	3 584.3	313.1	3 897.4	—	8 680.9
Loans and advances to customers (net)	28 722.8	0.8	2.1	2.9	—	28 725.7
Other equity holdings	870.0	—	3.6	3.6	—	873.6
Other assets	3 664.7	116.6	256.4	373.0	31.4	4 069.1

Total	46 129.8	3 735.3	614.0	4 349.3	33.9	50 513.0

	2003

	Banking	Leasing and Factoring	Consumer Credit	Asset Management	Brokerage	Others	Total Banking

	(In millions of Euro)
Cash and due from Banks and deposits with Central Banks	1 564.1	17.0	0.1	13.9	27.0	0.7	1 622.8
Interest earnings deposits	4 518.1	—	—	48.1	1 090.4	1.5	5 658.1
Trading securities	441.9	—	—	0.2	—	0.2	442.3
Investment securities	4 304.6	19.3	—	1.4	26.5	79.0	4 430.8
Loans and advances to customers (net)	25 069.2	1 521.0	119.6	57.1	(0.2)	(0.1)	26 766.6
Other equity holdings	765.6	—	—	3.3	—	27.2	796.1
Other assets	3 174.4	34.1	11.9	24.8	112.0	87.2	3 444.4

Total	39 837.9	1 591.4	131.6	148.8	1 255.7	195.7	43 161.1

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	2003
	Total Banking	Life- Insurance	Non-Life Insurance	Total Insurance	Corporate	Total

	(In millions of Euro)
Cash and due from Banks and deposits with Central Banks	1 622.8	2.8	1.5	4.3	0.2	1 627.3
Interest earnings deposits	5 658.1	—	—	—	18.0	5 676.1
Trading securities	442.3	—	—	—	15.9	458.2
Investment securities	4 430.8	3 701.9	332.9	4 034.8	—	8 465.6
Loans and advances to customers (net)	26 766.6	0.8	2.6	3.4	—	26 770.0
Other equity holdings	796.1	—	3.4	3.4	—	799.5
Other assets	3 444.4	106.2	276.4	382.6	39.7	3 866.7

Total	43 161.1	3 811.7	616.8	4 428.5	73.8	47 663.4

NOTE 32 — RELATED PARTY TRANSACTIONS

ESI and certain of its subsidiaries have extensive transactions and relationships with members of the ESFG Group.

The following is a summary of significant balance sheet and statement of income positions with related parties.

BALANCE SHEET TRANSACTIONS

	December 31,
	2003	2004

	(In millions of Euro)
ASSETS
Other interest-earning deposits	20.5	2.2
Investment securities available for sale	9.1	6.7
Loans and advances to customers(1)	917.5	909.6
Other assets	6.8	8.4

TOTAL ASSETS	953.9	926.9

LIABILITIES
Demand and time deposits	85.5	20.0
Accrued interest and other liabilities	1.8	58.3

TOTAL LIABILITIES	87.3	78.3

(1)	Loans and advances to customers include advances made to ESI and certain of its other subsidiaries which in large part are utilised to fund long-term investments and construction projects.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The following is a summary of movements in loans and advances to related parties:

	December 31,
	2003	2004

	(In millions of Euro)
At beginning of year	887.2	917.5
New loans and advances	234.0	289.8
Repayments in cash	(203.7)	(297.7)

At end of year	917.5	909.6

The loans relate to the following entities:

	December 31,
	2003	2004

	(In millions of Euro)
Directors(1)	185.9	142.1
Espírito Santo International SA	107.8	254.9
Espírito Santo Resources Ltd	221.1	135.1
Espírito Santo Property Holding SA	87.8	106.2
Espírito Santo Industrial SA	30.0	60.8
Portugália	54.4	48.2
Espírito Santo Health & Spa SA	2.5	43.4
ES Saúde, SGPS	24.8	30.1
ES Irmãos SA	9.1	15.7
Marinoteis SA	—	15.5
Escom	12.9	12.7
ES Tourism Ltd	0.1	10.1
Euroamerican	16.8	4.2
Espírito Santo BVI Participation Ltd	127.9	—
Others	36.4	30.6

At end of year	917.5	909.6

(1)	Includes EUR 139.6 million (2003: EUR 183.4 million) of loans to companies controlled by non-executive Directors.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

STATEMENT OF INCOME

	Year ended December 31,
	2002	2003	2004

	(In millions of Euro)
Interest income
Interest on loans	33.9	21.2	19.5
Interest and dividends on securities	—	0.2	0.3

Total interest income	33.9	21.4	19.8

Interest expense
Interest on deposits	0.4	0.1	0.9

Total interest expenses	0.4	0.1	0.9

Other income
Fee and commission income	1.3	0.8	0.7
Insurance revenues	2.6	1.0	3.6
Net gains on foreign currency transactions	6.6	3.4	—
Other operating income	0.2	0.8	0.9

Total other income	10.7	6.0	5.2

Other expenses	0.4	4.5	4.3

NOTE 33 — COMMITMENTS, CONTINGENCIES AND DERIVATIVE AND OTHER INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Group makes various commitments and incurs certain contingent liabilities, which are referred to on the balance sheet, but are not reflected therein, as follows:

	December 31,

	2003	2004

	(In millions of Euro)
Contingent liabilities
Guarantees and letter of credit	4 694.6	4 888.0
Open documentary credits	273.3	341.0
Assets given as guarantees	445.7	624.5
Others	20.7	51.4
Commitments
Revocable credit lines granted	2 907.7	3 279.5
Irrevocable credit lines granted	647.3	968.8

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

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

The financial guarantees and letters of credit provided by the Group can be analysed as follows:

	2003	2004

	(In millions of Euro)
Domestic	3 941.2	4 236.4
International	753.4	651.6

	4 694.6	4 888.0

Its maturity profile as of December 31, 2004 and 2003 is as follows:

	December 31, 2004

	3 months	3 to	6 months	1 to	After
	or less	6 months	to 1 year	5 years	5 years	Undetermined	Total

	(In millions of Euro)

Domestic	103.2	108.0	249.2	698.6	795.1	2 282.3	4 236.4
International	211.3	22.1	43.8	318.0	33.4	23.0	651.6

Total by maturity	314.5	130.1	293.0	1 016.6	828.5	2 305.3	4 888.0

	December 31, 2003

	3 months	3 to	6 months	1 to	After
	or less	6 months	to 1 year	5 years	5 years	Undetermined	Total

	(In millions of Euro)

Domestic	138.8	133.3	156.7	637.3	645.9	2 229.2	3 941.2
International	169.5	7.8	22.5	380.3	48.9	124.4	753.4

Total by maturity	308.3	141.1	179.2	1 017.6	694.8	2 353.6	4 694.6

In accordance with instructions from the Bank of Portugal, “Guarantees – International” includes the guarantees granted to ESOL’s and ESFG (Overseas)’s preference shareholders until December 31, 2002. At December 31, 2003 this caption only includes guarantees granted to ESOL’s preference shareholders and ESFG (Overseas)’s preference shareholders, since BESOL’s preference shares were redeemed. At December 31, 2003, guarantees in respect of the ESOL preference shares amounted to euro 118.8 million (December 31, 2002: euro 238.4 million); which were redeemed during 2004. At December 31, 2004, guarantees in respect of the ESFG (Overseas) preference shares amounted to euro 281.2 million (December 31, 2003: 281.2 million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

As at December 31, 2004, guarantees in the amount of euro 4 236.5 million (December 31, 2003: euro 3 941.2 million) and the amount of euro 651.5 million (December 31, 2003: euro 753.4 million) had been granted by the Group to resident and to non-resident customers, respectively. The following table provides a breakdown of the major type of the Group guarantees as of December 31, 2004 and 2003:

	December 31,

	2003	2004

Credit guarantees and similar instruments:
Borrowings	22%	25%
Letters of credit	7%	10%
Customers’ guarantees	6%	6%
Performance guarantees and similar instruments:
Performance bond (civil construction)	13%	13%
Other guarantees:
Value-added tax (VAT) guarantees	1%	2%
EU related grants	3%	0%

Credit guarantees are contracts that require the Group to make payments, should a third party fail to do so under a specified existing credit obligation. For example, in connection with its corporate lending business and other corporate activities, the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparty fails to fulfil its obligation under a borrowing arrangement or other contractual obligation.

Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance-related guarantees are frequently executed as part of project finance transactions.

Other guarantees include acceptances, residual value guarantees and all other guarantees that are not allocated to one of the captions above.

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

Market risk represents the possibility that a change in interest rates, currency exchange rates or equity prices, will cause the value of a financial instrument to decrease or become more costly to settle. The market risk

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

associated with derivatives can be significant since large exposures can be created with a reduced initial investment compared with the investment required for similar exposures in the cash markets. The management of market risk arising from derivatives business is monitored by BES Global Risk Department.

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

Derivative and foreign exchange instruments used for purposes other than trading

The Group’s principal objective in using derivatives for purposes other than trading is for its asset-liability management activities, which include setting guidelines for the balance sheet structure, capital allocation and management of interest rate, foreign exchange, equity price and liquidity risk for the entire balance sheet, the main goal of which is to protect the net interest margin of the Group. For that purpose, the Group mainly uses interest rate swaps, currency swaps, currency and interest rate swaps and forward rate agreements to hedge the interest rate and foreign exchange risk of certain assets and liabilities. The Group also uses derivatives for the creation of hedging structures to immunise or reduce the Group’s trading activity in bonds. For that purpose, the Group uses interest rate swaps, currency interest rate swaps, currency and equity options, interest rate caps, floors and futures contracts.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The notional amounts, estimated fair value, carrying amount and credit risk exposure of these financial instruments at December 31, are as follows:

	2003				2004
TOTAL	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)

	(In millions of Euro)
Over-the-counter (OTC) Derivatives
Foreign exchange contracts
Trading
Purchase	17.1	(0.1)	(0.1)	0.7	18.6	3.8	3.8	4.3
Sell	35.6				35.6
Other than trading
Purchase	7 652.2	(65.0)	5.6	260.9	16 706.6	(62.9)	6.7	574.5
Sell	7 718.7				16 750.2
Currency swaps
Trading
Purchase	—	—	—	—	6.4	(0.7)	(0.7)	—
Sell	—				7.1
Other than trading
Purchase	250.3	2.5	0.6	6.5	644.8	19.6	19.5	11.7
Sell	247.6				650.7
Interest rate swaps
Trading	14 405.9	7.6	7.6	346.4	13 294.8	28.1	28.1	242.8
Other than trading	3 192.8	3.2	26.5	30.0	4 590.9	(48.0)	13.9	14.8
Credit default swaps
Trading	904.6	(2.5)	(2.5)	18.2	2 022.2	1.0	1.0	195.2
Other than trading	225.0	4.7	0.8	190.4	18.9	1.0	0.1	7.5
Equity/index swaps
Trading	816.3	20.5	20.5	21.5	914.3	17.6	17.6	19.0
Other than trading	770.7	(5.4)	(25.3)	11.8	776.1	20.1	(35.8)	24.5
Currency interest rate swaps
Trading
Purchase	47.8	6.1	6.1	11.7	104.8	16.4	16.4	18.6
Sell	124.1				167.4
Other than trading
Purchase	47.4	(10.3)	0.2	0.1	35.5	0.2	0.2	0.4
Sell	56.4				41.2
Forward rate agreements
Trading	—	—	—	—	86.1	—	—	—
Other than trading	224.2	—	0.3	0.2	798.2	(0.1)	0.3	0.1
Currency options
Trading
Purchase	95.0	2.9	3.9	2.9	364.0	8.8	8.8	9.0
Sell	131.7	(3.6)	(3.6)	0.1	369.1	(7.4)	(7.4)	0.1
Other than trading
Purchase	145.7	2.2	2.2	2.2	—	—	—	—
Sell	145.7	(3.6)	(3.6)	—	—	—	—	—
Swaption
Trading
Purchase	832.3	(2.2)	(2.2)	1.0	739.4	0.8	0.8	5.6
Sell	986.8	3.0	3.0	3.7	1 290.2	1.6	1.6	5.8
Equity options
Trading
Purchase	39.2	8.1	8.1	9.2	707.6	25.9	25.9	43.6
Sell	53.1	1.4	1.4	—	1 530.6	(58.1)	(58.1)	—
Other than trading
Purchase	0.6	—	—	—	4.8	—	—	—
Sell	—	—	—	—	10.4	—	—	—

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	2003				2004
TOTAL	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)

	(In millions of Euro)
Index/Options
Trading
Purchase	23.0	(2.7)	(2.7)	—	40.1	(0.1)	(0.1)	0.1
Sell	69.8	2.5	2.5	2.5	147.1	1.3	1.3	1.8
Other than trading
Purchase	0.6	—	—	—	0.7	—	—	—
Sell	18.7	0.5	0.5	0.5	15.1	0.2	—	0.4
Bonds OTC Options
Trading
Purchase					132.5	(0.1)	(0.1)	—
Sell					—	—	—	—
Interest rate caps and floors
Trading
Purchase	1 330.7	13.9	13.9	14.8	1 208.3	11.6	11.6	13.0
Sell	1 265.6	(13.1)	(13.1)	—	1 180.7	(7.6)	(7.6)	1.5
Other than trading
Purchase	8.5	—	—	—	5.5	—	—	—
Sell	0.5	—	—	—	0.5	—	—	—
Exchange traded Derivatives
Currency options
Trading
Purchase	71.0	—	—	—	26.4	—	—	—
Sell	136.8	—	—	—	66.9	—	—	—
Future Options
Trading
Purchase	—	—	—	—	7 872.7	—	—	—
Sell	—	—	—	—	7 020.2	—	—	—
Equity options
Trading
Purchase	20.1	—	—	—	0.3	—	—	—
Sell	26.1	—	—	—	408.1	—	—	—
Financial futures
Trading	—	—	—	—	—	—	—	—
Interest rate futures
Trading
Purchase	327.5	—	—	—	154.6	—	—	—
Sell	343.5	—	—	—	329.8	—	—	—
Equity/Index Futures
Trading
Purchase	2.8	—	—	—	266.6	—	—	—
Sell	30.0	—	—	—	112.8	—	—	—
Currency Futures
Trading
Purchase	8.6	—	—	—	14.5	—	—	—
Sell	13.4	—	—	—	11.6	—	—	—

(1)	Theoretical or notional amount of the contract.
(2)	Estimated fair value represents the (loss) or gain on current position settlement, considering prevailing market conditions and common valuation methodologies.
(3)	Carrying amount represents accrued profit or losses inherent to current positions.
(4)	Credit risk represents the positive difference between amounts receivable and payable on the current positions.

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

•
Foreign exchange forward contracts are contracts for the future receipt or delivery of foreign currency at previously agreed-upon terms. The risks inherent in these contracts are the potential inability of a counterparty to meet the delivery terms of its contract and the risk associated with changes in the market

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

•
Interest rate swaps are contracts in which a series of interest rate determined cash flows in a specified currency are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged and most interest rate swaps involve the exchange of fixed and floating interest payments. The risks inherent in interest rate swap contracts are the potential inability of a counterparty to meet the delivery terms of its contract and the risk associated with changes in the market value of the contracts due to movements in the underlying interest rates.

•
Cross-currency interest rate swaps are contracts that involve the exchange of both interest and principal amounts in two different currencies. The risks inherent in interest rate and cross-currency swap contracts are the potential inability of a counterparty to meet the delivery terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest and exchange rates.

•
Currency swaps are agreements in which cash in one currency is converted into a different currency through a spot transaction and, simultaneously, a forward exchange agreement is dealt providing for a future exchange of the two currencies in order to recover the initially converted currency. The risks inherent in currency swaps are the potential inability of a counterparty to meet the delivery terms of the swap forward leg and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

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

•
Equity/Index swaps are contracts where one party agrees to pay the other the total return of a defined underlying equity or index in return for receiving a stream of interest rate based cash-flows. No notional amounts are exchanged. The risks inherent in these contracts are the potential inability of a counterparty to meet the delivery terms of the contract and the risk associated with changes in the market value of the contract due to movements in the underlying equity or index price.

•
Credit default swaps are contracts where one counterparty, the protection buyer, pays a periodic fee in return for a contingent payment by the protection seller following a credit event of a reference entity. The risks inherent in these contracts the potential inability of the protection seller to meet the delivery terms of the contract and the risk associated with the occurrence of a credit event for the protection buyer.

•
Forward rate agreements are contracts to exchange payments on a certain future date, based on a market change in interest rates from trade date to contract settlement date. The notional amount on which the interest payments are based is not exchanged and the maturity of these agreements is typically less than two years. The risks inherent in forward rate agreements are the potential inability of a counterparty to meet the terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest rate.

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

To reduce its exposure to market risk related to the above-mentioned classes of derivative and foreign exchange instruments, the Group may enter into offsetting positions.

The Group’s portfolio of off-balance sheet financial instruments is broadly diversified and is managed with similar practices to those utilised for on-balance sheet instruments for the purpose of precluding material concentration of credit risk.

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

NOTE 34 — FOREIGN EXCHANGE EXPOSURE

At December 31, 2004, assets, liabilities and off-balance sheet items excluding other equity holdings in accordance with the Bank of Portugal rules, expressed in foreign currencies are as set forth below:

	December 31, 2004
	US Dollar	British Sterling	Swiss Francs	Japanese Yen	Other foreign currencies	Total	% of total assets/ liabilities

	(In millions of Euro)%
Assets	4 081.6	93.4	125.3	28.8	881.5	5 210.6	10.3%
Liabilities	3 868.8	40.4	13.5	6.2	552.1	4 481.0	9.3%

Net assets/(liabilities)	212.8	53.0	111.8	22.6	329.4	729.6
Forward foreign currency position	284.7	(9.4)	21.4	(12.7)	(36.3)	247.7

Total foreign currency position	497.5	43.6	133.2	9.9	293.1	977.3

Total foreign currency position is represented by:
– Investment position(1)	19.6	—	65.5	—	235.9
– Trading position(2)	477.9	43.6	67.7	9.9	57.3

(1)	Foreign currency investment position represents medium or long-term investments in subsidiaries expressed in foreign currencies.
(2)
Foreign exchange trading position in each currency represents the net open position, considering that the Group subsidiaries managed their currency exposure, hedging their positions against functional currencies and not against the currency in which the Group financial statements are presented.

NOTE 35 — SECURITISATION TRANSACTIONS

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

When the book value of the securitised loans reached an amount lower than 10% of the original securitised loans, BES as the Servicer, notified the Trustee (DB Trustee Company Limited) and the Issuer (Lusitano No. 1 Limited), who exercised the clean-up call, in accordance with the terms and conditions of the present transaction.

The exercise of the clean-up call by BES led to the acquisition by BES of the remaining securitised loans, in the amount of EUR 18.9 million. These loans were booked in the Groups’ accounts as at December 2, 2004, together with a charge in provisions for credit risks in the amount of EUR 2.0 million and the charge off of the provisions set-up under Regulation No. 27/2000 issued by the Bank of Portugal.

As a result from the exercise of the clean-up call, all the notes issued under this transaction were reimbursed. For the same reason the Group acquired, with no additional cost, all the contracts written-back by the Issuer with a nominal value of EUR 8.7 million.

Lusitano Finance No. 2, Plc

In April, 2002, BES Group entered into the third securitisation transaction, having sold to Lusitano Finance no.2 Plc a portfolio of loans, in the global amount of EUR 450.0 million, composed of two portfolios, a consumer loans portfolio, recorded in BES accounts, in the amount of EUR 150.0 million and a leasing portfolio, recorded in Besleasing Mobiliária accounts (now Besleasing e Factoring), in the amount of EUR 300.0 million.

Lusitano Finance no. 2 Plc financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of loans acquired. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BES and Besleasing e Factoring cannot be made responsible for any amounts of non-performing of the loans portfolio sold exceeding the face value of Class D notes issued by Lusitano Finance no. 2 Plc for the purposes of setting up a collateral deposit. This collateral deposit had an initial amount of 4.5% of the nominal value of the loan portfolio acquired.

Lusitano Finance no. 2 Plc’s only activity is to hold the loan portfolio acquired from BES and Besleasing e Factoring and the payment of principal and interest of the Class A, B and C notes issued by this entity will depend exclusively of the portfolio and the collateral deposit made with the issue of Class D notes. The Class D notes give to its holders the right to receive on a quarterly basis, the excess spread calculated by Lusitano Finance no2. Plc, after having paid the liabilities arising from the other notes and after having deducted the operational costs. This excess spread, when possible to be estimated, was accrued and recognised in the financial statements of BES and Besleasing e Factoring until December 31, 2003. From January 1, 2004, and in accordance with Regulation issued by the Bank of Portugal, excess spread is only recognised in the statement of income when received.

This securitisation transaction also presents the following features:

a)	Securities issued by Lusitano Finance No. 2 Plc

	Class A	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AA	A–	—
– Moody’s	Aaa	Aa2	A2	—
– Standard & Poor’s	AAA	AA	A–	—
Face value (millions of Euro)
– Original	409.7	11.3	29.0	20.3
– Actual	235.5	11.3	29.0	20.3
Coupon rate/return	Euribor 3m +0.27% pa	Euribor 3m + 0.45% pa	Euribor 3m + 0.83% pa	Excess spread
Reimbursement	Until Apr/2010	Until Apr/2010	Until Apr/2010	Until Apr/2010
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	20.3

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

b)	Commitments retained by the Group:

•	Class D up to EUR 20.3 million (2003: EUR 20.3 million), accounted for as Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•	Provisions for securities in the amount of EUR 5.5 million were recorded.

d)	Entities involved:

•	Purchasers of credits: Lusitano Finance No. 2 Plc and BNP Paribas (Portugal);

•	Servicer: BES and Besleasing e Factoring.

Lusitano Mortgages No. 1, Plc

In December 2002, BES Group performed the fourth securitisation transaction, having sold to Lusitano Mortgages No. 1 Fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Navegator, SGFTC, SA, a mortgage portfolio in the amount of EUR 1,000.0 million that was recorded in BIC’s balance sheet.

Lusitano Mortgages No. 1 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 1, Plc that financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BIC cannot be made responsible for any amounts of non-performing loans portfolio sold exceeding the face value of Class F Note acquired by BIC and issued by Lusitano Mortgages No. 1, Plc with the objective of setting up a collateral deposit (cash reserve). The face value of this note, which corresponds to the cash reserve, had an initial amount of EUR 10 million.

Lusitano Mortgages No. 1 Fund has the sole activity of owning the portfolio acquired from BIC and the payment of principal and interest on Class A, B, C, D and E notes issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 1, Plc only activity is holding the participation units in Lusitano Mortgages No. 1 Fund. The amount of principal and interest paid on the Class A, B, C, D and E notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class F. This Class F note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 1, Plc, after liquidation of the liabilities with note holders of Class A, B, C, D and E, and its operational costs, which, when possible to be estimated, was accrued and recognised in BIC’s statement of income until December 31, 2003. From January 1, 2004 and in accordance with Regulation issued by the Bank of Portugal, excess spread is only recognised in the statement of income when received.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

This securitisation transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 1 Plc

	Class A	Class B	Class C	Class D	Class E	Class F

Rating
– FITCH Ratings	AAA	AA	A	BBB	BB	—
– Moody’s	Aaa	Aa3	A2	Baa2	Ba1	—
– Standard & Poor’s	AAA	AA	A	BBB	BB	—
Face value (millions of Euro)
– Original	915.0	32.5	25.0	22.5	5.0	10.0
– Actual	759.9	32.5	25.0	22.5	5.0	10.0
Coupon rate/return	Euribor 3m + 0.28% pa	Euribor 3m + 0.48% pa	Euribor 3m + 0.65% pa	Euribor 3m + 1.35% pa	Euribor 3m + 3.90% pa	Excess spread
Reimbursement	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	—	—	0.8

b)	Commitments retained by the Group:

•	Class F note, with a book value of EUR 0.8 million (2003: EUR 12.8 million) accounted for under Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•	Provisions for other risks and charges in the amount of EUR 4.4 million were recorded, in accordance with instruction no. 27/2000 issued by the Bank of Portugal.

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 1 Fund;

•	Fund manager of Lusitano Mortgages No. 1: Navegator, SGFTC, SA;

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 1 Plc;

•	Custody of participation units: BES;

•	Servicer: BIC;

•	Liquidity facility provider: Deutsche Bank (Portugal).

Lusitano Mortgages No. 2, Plc

In November 2003, BES Group performed the fifth securitisation transaction, having sold to Lusitano Mortgages No. 2 Fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Finantia-SGFTC, SA, a mortgage portfolio in the amount of EUR 1,000.0 million that was recorded in BIC’s balance sheet.

Lusitano Mortgages No. 2 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 2, Plc that financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BIC cannot be made responsible for any loss resulting from the loan portfolio sold exceeding the face value of Class F acquired by BIC, issued by Lusitano Mortgages No. 2, Plc, with the objective of setting up

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

collateral deposit (cash reserve). The initial face value of this note corresponding to the cash reserve to the transaction, amounted to EUR 9 million.

Lusitano Mortgages No. 2 Fund has the sole activity of owning the portfolio acquired from BIC and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 2, Plc only activity is holding the participation units in Lusitano Mortgages No. 2 Fund. The amount of principal and interest paid on the Class A, B, C, D and E notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class F. This Class F note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 2, Plc, after liquidation of the liabilities with note holders of Class A, B, C, D and E, and its operational costs, which, when possible to be estimated, was accrued and recognised in BIC’s statement of income until December 31, 2003. From January 1, 2004, and in accordance with Regulation issued by the Bank of Portugal, the excess spread is only recognised in the statement of income when received.

This securitisation transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 2 Plc

	Class A	Class B	Class C	Class D	Class E	Class F

Rating
– FITCH Ratings	AAA	AA	A	BBB	BBB–	—
– Moody’s	Aaa	Aa3	A3	Baa3	Ba1	—
– Standard & Poor’s	AAA	AA	A	BBB	BB	—
Face value (millions of Euro)
– Original	920.0	30.0	28.0	16.0	6.0	9.0
– Actual	822.9	30.0	28.0	16.0	6.0	9.0
Coupon rate/return	Euribor 3m + 0.24% pa	Euribor 3m + 0.48% pa	Euribor 3m + 0.64% pa	Euribor 3m + 1.20% pa	Euribor 3m + 3.75% pa	Excess spread
Reimbursement	Until Dec/2036	Until Dec/2046	Until Dec/2046	Until Dec/2046	Until Dec/2046	Until Dec/2046
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	—	—	0.7

b)	Commitments retained by the Group:

•	Class F note, with a book value EUR 0.7 million (2003: EUR 11.7 million) accounted for under Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•	Provisions for liabilities and charges in the amount of EUR 4.4 million were recorded, in accordance with Instruction no. 27/2000 issued by the Bank of Portugal.

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 2 Fund;

•	Fund manager of Lusitano Mortgages No. 2: Finantia-SGFTC, SA;

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 2 Plc;

•	Custody of participation units: BES;

•	Servicer: BIC;

•	Liquidity facility provider: Crédit Agricole Indosuez.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Lusitano Mortgages No. 3, Plc

In November 2004, BES Group performed the sixth securitisation transaction, having sold to Lusitano Mortgages No. 3 Fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Portucale-SGFTC, SA, a mortgage portfolio in the amount of EUR 1,200.0 million that was recorded in BES’s balance sheet.

Lusitano Mortgages No. 3 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 3, Plc that financed itself through a bond issue in international financial markets, divided in four classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BES cannot be made responsible for any loss resulting from the loan portfolio sold exceeding the percentage held of the face value of Class E, issued by Lusitano Mortgages No. 3, Plc, with the objective of setting up collateral deposit (cash reserve). The face value of this note corresponding to the cash reserve to the transaction amounted to EUR 10.8 million.

Lusitano Mortgages No. 3 Fund has the sole activity of owning the portfolio acquired from BES and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 3, Plc only activity is holding the participation units in Lusitano Mortgages No.3 Fund. The amount of principal and interest paid on the Class A, B, C, and D notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class E. This Class E note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 3, Plc, after liquidation of the liabilities with note holders of Class A, B, C, and D, and its operational cost. In accordance with Regulation issued by the Bank of Portugal, the excess spread is only recognised in the statement of income when received.

This securitisation transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 3 Plc

	Class A	Class B	Class C	Class D	Class E

Rating
– FITCH Ratings	AAA	AA	A	BBB	—
– Moody’s	Aaa	Aa2	A2	Baa2	—
– Standard & Poor’s	AAA	AA	A	BBB	—
Face value (millions of Euro)
– Original	1,140.0	27.0	18.6	14.4	10.8
– Actual	1,127.2	27.0	18.6	14.4	10.8
Coupon rate/return	Euribor 3m + 0.13% pa	Euribor 3m + 0.23% pa	Euribor 3m + 0.33% pa	Euribor 3m + 0.65% pa	Excess Spread
Reimbursement	Until Dec/2047	Until Dec/2047	Until Dec/2047	Until Dec/2047	Until Dec/2047
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	—	1.3

b)	Commitments retained by the Group:

•	Class E note, with a book value EUR 1.3 million accounted for under Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•	Provisions for Investment securities in the amount of EUR 1.3 million were recorded, in accordance with Instruction no. 27/2000 issued by the Bank of Portugal.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 3 Fund;

•	Fund manager of Lusitano Mortgages No. 2: Portucale-SGFT, SA;

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 3 Plc;

•	Custody of participation units: BES;

•	Servicer: BIC.

b)	Securitisation of securities

Lusitano Global CDO No. 1, Plc

In August 2001, BES Group performed a securitisation transaction of domestic bonds and euro bonds, having sold to Lusitano Global CDO n. 1 Plc a portfolio of securities, whose book value was EUR 1 144.3 million. These securities were recorded in the investment portfolio of BES Group. Lusitano Global CDO n. 1 Plc financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of securities. The holders of the bonds have no right of recourse, in accordance with the terms of the issue.

BES Group cannot be made responsible for any amounts of non-performing of the portfolio sold exceeding the face value of Class D and the cash reserve that was acquired by BES. The face value of this note will have a maximum value of 9.6% of the face value of the securities portfolio sold.

Lusitano Global CDO No. 1 Plc’s only activity is the ownership of the portfolio acquired from BES Group and the payment of principal and interest on the Class A, B and C notes, issued by this entity will depend exclusively on the portfolio and of Class D that includes the cash reserve.

This securitisation operation also presents the following features:

a)	Securities issued by Lusitano Global CDO No. 1 Plc

	Class A1	Class A2	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AAA	AA	A	—
– Moody’s	Aaa	Aaa	Aa1	A1	—
– Standard & Poor’s	AAA	AAA	AA	A+	—
Face value (millions of Euro)
– Original	350.0	623.8	42.3	25.2	103.0
– Actual	—	356.5	42.3	25.2	103.0
Coupon rate/return	Euribor 3m + 0,25% pa	Euribor 3m + 0,45% pa	Euribor 3m + 0,65% pa	Euribor 3m + 1,10% pa	Excess Spread
Reimbursement	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015
Securities held by BES Group:
Book value (millions of Euro)	—	0.3	—	15.2	16.5

b)	Commitments retained by the Group:

•
Class A2 notes with a book value of EUR 0.3 million (2003: EUR 0.4 million), Classe C notes with a book value of EUR 15.2 million (2003: EUR 15.2 million) and Class D notes with a book value of EUR 16.5 million (2003: EUR 98.2 million), accounted for as Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

c)	Entities involved:

•	Acquirer: Lusitano CDO No.1, Plc and Deutsche Bank Portugal.

Securities acquired by the Group following securitisation transactions are accounted for under Investment securities available for sale and are stated net of unrealised losses recognised in compliance with Instruction no. 27/2000 issued by the Bank of Portugal.

NOTE 36 — RECONCILIATION OF STATUTORY AND US ACCOUNTING PRINCIPLES

The accompanying financial statements are prepared in accordance with the accounting principles and other regulatory pronouncements applicable to the financial services sector in Portugal (Portuguese GAAP) which vary from US GAAP in the following significant respects:

a)	Revaluation of property and equipment and real estate

Under Portuguese GAAP, banking subsidiaries have revalued through government approved indices the cost and accumulated depreciation of tangible fixed assets in accordance with applicable legislation. Amortisation charges with respects to revalued assets, are calculated on the basis of these assets’ adjusted carrying value, rather than their historical acquisition cost, and are fully recognised in income.

Additionally, under Portuguese GAAP real estate held by insurance subsidiaries, for own use and investment purposes, are valued at their market value, for which valuations has to be performed at least once every five years, in accordance with the methods recognised by the Portuguese Insurance Institute, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months prior to the year end. The unrealised gain or loss is recognised through Revaluation reserve. Any unrealised loss not covered by this reserve is charged to income. Real estate in insurance undertakings are not depreciated.

Under US GAAP, revaluations are not permitted, therefore these assets are carried at historical cost less depreciation. Depreciation charges are calculated on the basis of the assets’ acquisition cost over their useful lives.

The adjustments indicated below for US GAAP purposes have been calculated to reflect the reversal of the revaluation referred to above, the impact in income of the sale of fixed assets and the difference in depreciation.

	Increase/(decrease)
	2002	2003	2004

	(In millions of Euro)
Net Income
Total depreciation booked in the year	0.2	(0.7)	1.0
Sales in the period	(0.3)	38.4	3.7
Fair value adjustments arising from business combinations (see Note 36 m))	(6.9)	(27.7)	(5.7)

	(7.0)	10.0	(1.0)

Shareholders’ equity
Reversal of revaluations reserve		(165.1)	(163.1)
Fair value adjustments arising from business combinations (see Note 36 m))		96.2	90.5

		(68.9)	(72.6)

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

During 2003, BES Group sold real estate assets to the Pension Fund for EUR 61.0 million. These assets were booked under local GAAP for EUR 55.5 million (net of depreciation), thus generating a EUR 5.5 million gain. For US GAAP purpose the net book value of these assets amounted to EUR 25.5 million and therefore, the realised gain amounted to EUR 35.5 million which net of EUR 20.8 million derived from the necessary readjustment of the fair value adjustments arising from business combinations, generated a difference in net income between local and US GAAP of EUR 9.2 million. This amount mainly explains the increase in net income for US GAAP purposes in 2003 of EUR 10.0 million.

b)	Investment securities

Under US GAAP the Group adopted SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”, which addresses the accounting for investments in equity and debt securities.

(i)	Banking operations

Investment securities available-for-sale — According to Portuguese GAAP, net unrealised losses determined on each investment are recognised in the statement of income, and net unrealised gains are not recorded.

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

As explained in Note 2, in 2001, the regulatory authorities issued a transitional rule, rule nr. 19/2001-R, of December 4, 2001, allowing the insurance companies to defer unrealised losses generated during 2001 not compensated by the “Fund for future appropriations” and the “Regulatory revaluation reserve”. As at December 31, 2001 ESFG deferred for local purposes in its balance sheet 90% of the unrealised losses generated in 2001 (see Note 9). The amount deferred was fully charged to the statement of income in 2003.

Under US GAAP securities classified as available-for-sale for banking and insurance operations are carried at fair value. Unrealised gains and losses are recorded in shareholders’ equity, net of applicable taxes, except where there has been a decline in fair value of available for sale securities, which is judged to have been

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

other-than temporary, for which the amount of the write down is included directly in the statement of income as impairment. Reversals of impairment are not recognised in earnings but included in other comprehensive income.

Under US GAAP, the provision for future policyholder dividends is adjusted for the impact of net unrealised gains and losses on securities to the extent that the policyholder will participate in such gains and losses on the basis of contractual or regulatory requirements when they are realised (shadow account adjustment).

For US GAAP purposes, held to maturity securities are carried at amortised cost less a provision for any other-than temporary impairment.

The adjustments in investment securities and other equity holdings, as of December 31, 2003 and 2004, in order to bring their valuation in line with US GAAP, are the following:

	Increase/(decrease)
	Net Income			Shareholders’ Equity
	2002	2003	2004	2003	2004

Unrealised/Impairment losses on Other equity holdings not recognised under Portuguese GAAP
Portugal Telecom	(177.2)	—	—	(42.9)	(21.1)
PTM	—	—	—	(74.0)	(50.4)
Bradesco	(120.7)	(2.2)	45.7	(61.4)	(2.9)
BMCE	(11.8)	—	—	(10.3)	(6.4)
Others	(3.5)	(7.8)	(1.4)	(6.4)	(10.3)

Other equity holdings	(313.2)	(10.0)	44.3	(195.0)	(91.1)

Unrealised gain/Impairment losses on available for sale security not recognised under Portuguese GAAP
Bradespar	(20.8)	—	—	(3.4)	19.9
Novabase	(9.9)	—	—	(8.2)	(5.1)
Espírito Santo Concessões	—	—	—	—	44.8
Other	(52.6)	(6.1)	29.6	17.5	77.2
Held to maturity portfolio	(0.4)	(1.5)	(1.3)	1.3	—

Investment securities	(83.7)	(7.6)	28.3	7.2	136.8

Total investment securities available for sale	(396.9)	(17.6)	72.6	(187.8)	45.7

As referred to in Note 7, during 2004 the Group sold the major part of Banco Bradesco preference shares having incurred in a loss in local accounts of EUR 14.8 million, before minority interests. For US GAAP purposes, as these securities had been adjusted in prior years to reflect their market value which had resulted in an impairment charge, the sale generated a gain of EUR 30.9 million. This resulted in an adjustment to the statement of income for US GAAP purposes amounting to EUR 45.7 million.

c)	Pension and other employee benefits

As referred to in Note 2, the Group is liable for pensions, including widows and orphans benefits and permanent disability as stipulated in the collective labor agreement for the banking and insurance businesses in Portugal.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Additionally the Portuguese banking subsidiaries also provide supplemental health care benefits to employees and retirees. Under this health care plan, the Group is required to make annual contributions to a health care organisation that covers the entire banking system. These benefits are provided through a multi-employer plan. The costs of this supplemental health care benefits are accounted for on a cash basis under Portuguese GAAP.

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

Additionally, under this Regulation, for local purposes Portuguese banking subsidiaries are allowed to capitalise retirement costs and amortise them over a period of 10 years which is not allowed under US GAAP.

Insurance subsidiaries account for pensions in accordance with the rules of ISP (Portuguese Insurance Regulator) which requires that any increase in vested benefits, for whatever reason (including actuarial gains and losses) must be recognised in the statement of income as and when it arises. For US GAAP purposes the Group defers the actuarial gains and losses generated in relation to pension plans held by insurance subsidiaries under the corridor method.

In 2002 the ISP authorised insurance companies to recognise in the statement of income during a period of three years, the curtailment costs incurred in that year. For US GAAP purposes these curtailment costs were expensed in 2002.

The major impacts on the Group’s consolidated financial statements of the application of SFAS 87 Employers’ Accounting for Pensions and of SFAS 106 Employers Accounting for Post Retirement Benefits Other than Pensions are the following:

	Increase/(decrease)
	2002	2003	2004

	(In millions of Euro)
Net income
Early retirements (Pensions)	(75.3)	(35.2)	(49.2)
Health benefits – Net periodic cost(1)	(31.3)	(5.5)	(10.4)
Difference in amortisation of net actuarial gains and losses	(5.3)	(7.1)	(1.6)
Difference in amortisation of transitional obligations and prior service cost	13.5	11.2	(2.9)
Fair value adjustments arising from business combinations (see Note 36 m)	38.1	8.3	14.6
Others	(0.8)	11.3	3.1

	(61.1)	(17.0)	(46.4)

(1)	For local purposes, net periodic cost equals the benefits paid by the Group and for US GAAP is accrued based on the projected benefit obligation.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	Increase/(decrease)
	2003	2004

	(In millions of Euro)
Shareholders’ equity
Accrual for health benefits	(36.8)	(47.2)
Actuarial losses(2)	224.6	158.5
Unrecognised excess of plan assets	7.3	9.3
Others	(8.6)	4.8

	186.5	125.4
Additional minimum liability (in Other Comprehensive Income)	(22.3)	(26.4)

	164.2	99.0
Fair value adjustments arising from business combinations (see Note 36 m)	(64.2)	(49.6)

	100.0	49.4

(2)	This difference is explained by the actuarial losses mainly generated up to December 31, 2001, which were charged to income under Portuguese GAAP and are being deferred under US GAAP.

Until December 31, 2001 management believed that no liability needed to be recognised under US GAAP for the health care benefits as it was expected that this health benefit plan was not legally binding and would be integrated in the future under the State Social Security System. During 2002 the Group reassessed the accounting of the health benefit plan under paragraph 8 of SFAS 106 and concluded that based on the practice of paying postretirement health benefits an obligation should be recorded by the Group. On this basis, the Group charged to the statement of income in 2002, the projected benefit obligation as at December 31, 2001 net of the transition obligation calculated under the rules of SFAS 106 and excluding the actuarial losses as at that date.

The projected benefit obligations as at December 31, 2003 and 2004 of the Group, for the pension and postretirement health plan, were calculated based on the Projected Unit Credit Method and considering the actuarial assumptions described in Note 29.

In 2003 and 2004 the Group changed the actuarial assumptions used in the calculation of the projected benefit obligation which led to an increase in the Group’s liabilities amounting to EUR 44.9 million and EUR 50.3 million respectively. The increase in liabilities for banking subsidiaries in the amount of EUR 43.9 million and EUR 49.6 million in 2003 and 2004 was booked under local GAAP as deferred costs and will be amortised over a 10 year period starting in 2004. For US GAAP purposes this effect is included under unrecognised net actuarial losses and will be taken to the statement of income under the corridor method.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The table below shows the reconciliation of the funded status:

	December 31,
	2002		2003		2004
	Pension	Other	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits	Benefits	Benefits

	(In millions of Euro)
Accumulated Benefit Obligation	1 104.3	61.0	1 297.2	77.7	1 467.7	88.9
Projected Benefit Obligation (PBO)	(1 229.8)	(69.3)	(1 472.0)	(88.5)	(1 600.1)	(96.8)
Plan Assets	1 139.6	—	1 406.6	—	1 560.3	—

Funded Status	(90.2)	(69.3)	(65.4)	(88.5)	(39.8)	(96.8)
Unrecognised transition obligation	62.7	19.4	55.0	18.2	41.3	14.9
Unrecognised prior service cost	14.3	0.4	13.3	0.4	11.6	0.4
Unrecognised net actuarial loss	598.9	18.2	744.6	33.1	757.4	34.3

Prepaid/(accrued) benefit cost	585.7	(31.3)	747.5	(36.8)	770.5	(47.2)

Minimum liability recognised	(15.3)	(29.7)	—	(40.9)	—	(41.7)
Intangible asset	4.6	19.4	—	18.6	—	15.3
Other Comprehensive Income	10.7	10.3	—	22.3	—	26.4

The unrecognised net obligations at transition and the unrecognised prior service cost and the net gains or losses, are being amortised over 23 years being the average of remaining service life of active employees and the remaining estimated lives of the pensioners.

The tables below show the change in the benefit obligation and plan assets:

	December 31,

	2002		2003		2004

	Pension	Other	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits	Benefits	Benefits

	(In millions of Euro)
Change in benefit obligation
Benefit obligation at the beginning of year	1 067.3	60.7	1 229.8	69.3	1 472.0	88.5
Increase resulting from business combination and other	7.1	—	(0.9)	—	13.4	—
Service cost	15.4	0.9	17.7	1.0	19.8	2.2
Interest cost	63.2	3.5	70.9	4.0	78.1	4.7
Plan participants’ contribution	1.8	—	1.9	—	2.4	—
Curtailment losses related to early retirements	86.0	4.3	54.0	3.5	65.0	4.2
Actuarial loss/(gain)	64.0	4.0	180.4	15.4	37.9	2.3
Benefits paid by the Fund	(73.6)	—	(80.5)	—	(87.5)	—
Benefits paid by the Company	(1.4)	(4.1)	(1.3)	(4.7)	(1.0)	(5.1)

Benefit obligation at the end of year	1 229.8	69.3	1 472.0	88.5	1 600.1	96.8

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	December 31,

	2002	2003	2004

	Pension	Pension	Pension
	Benefits	Benefits	Benefits

	(In millions of Euro)
Change in Plan Assets – 2003
Fair value of Plan Assets at the beginning of year	973.5	1 139.6	1 406.6
Business combination and other	7.5	(0.7)	8.6
Actual return on Plan Assets	(86.8)	87.5	67.9
Employer contributions	317.2	258.8	162.3
Plan participants’ contributions	1.8	1.9	2.4
Benefits paid by the Fund	(73.6)	(80.5)	(87.5)

Fair value of Plan Assets at end of year	1 139.6	1 406.6	1 560.3

Separate Net Periodic Benefit Costs have been produced for pensions and healthcare.

A summary of the components of the net periodic pension and post-retirement benefit cost for the plans is given below.

	Years ended December 31,

	2002		2003		2004

	Pension	Other	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits	Benefits	Benefits

	(In millions of Euro)

Service cost	15.4	0.9	17.7	1.0	19.8	2.2
Interest cost on projected benefit obligations	63.2	3.5	71.0	4.0	78.1	4.7
Expected return on plan assets	(56.3)	—	(73.3)	0.1	(71.9)	—
Amortisation on the initial unfunded obligations	7.8	26.3	7.7	1.2	13.7	3.3
Amortisation of the unrecognised prior service cost	1.0	—	1.0	—	1.7	—
Amortisation of the unrecognised net (gain)/loss	13.3	0.4	20.8	0.5	29.1	1.1
Curtailment losses related to early retirements and other	86.0	4.3	54.0	3.5	69.8	4.2

Net periodic benefit cost	130.4	35.4	98.9	10.3	140.3	15.5

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The development of prepaid/(accrued) benefit cost is the following:

	December 31,

	2003		2004

	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits

	(In millions of Euro)
Prepaid/(accrued) benefit cost at the beginning of year	585.7	(31.3)	747.5	(36.8)
Net periodic cost	(98.9)	(10.3)	(140.3)	(15.5)
Employer contributions	260.7	4.7	163.3	5.1

Prepaid/(accrued) benefit cost at the end of year	747.5	(36.8)	770.5	(47.2)

The table below shows the development of net actuarial losses for the year:

	December 31,

	2003		2004

	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits

	(In millions of Euro)
Net actuarial losses at the beginning of year	598.9	18.2	744.6	33.1
Business combination and other	0.3	—	—	—
Actuarial losses in relation to the PBO	180.4	15.4	37.9	2.3
Actuarial losses in relation to the Plan Assets	(14.2)	—	4.0	—
Amortisation of actuarial gains and losses	(20.8)	(0.5)	(29.1)	(1.1)

Net actuarial losses at the end of year	744.6	33.1	757.4	34.3

The following table sets forth the weighted average asset allocation of the Group’s defined benefit pension plan assets as at December 31, 2003 and 2004:

	December 31,

in %	2003	2004

Equity securities	29.3%	28.9%
Debt securities	34.1%	39.3%
Real estate	11.5%	10.4%
Alternative investments	8.4%	9.7%
Liquidity	16.7%	11.7%

TOTAL	100.0%	100.0%

Under Portuguese legislation, pension funds are subject to the supervision of the Portuguese Insurance Institute (ISP). The pension funds must comply with certain criteria and limits established under law regarding the diversification of investments and risks. Regularly, the ISP verifies the compliance of these requirements.

The Group pension plans investment strategy, while complying with the applicable rules, aims to achieve a diversified mix of equities, fixed income securities and other investments to maximise the long term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to outperform plan liabilities over the long term in order to minimise plan expenses.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The weighted average target asset allocation of the Group’s defined benefit pension plan assets as at December 31, 2003 and 2004 was:

in %	Pensions (BES Fund)	Pensions (Other funds)

Equity securities	37.5%	30.0%
Debt securities	32.5%	52.0%
Real estate	13.0%	0.0%
Alternative investments	16.0%	15.0%
Liquidity	1.0%	3.0%

The following table presents benefit payments for defined benefit pension plans and other post-retirement defined benefit plans expected to be paid, which include the effect of expected future service for the years indicated:

in EUR million	Defined benefit pension plans	Other post-retirement defined benefit plans

2005	94.8	5.8
2006	95.6	5.9
2007	97.6	6.0
2008	100.3	6.2
2009	103.4	6.3
Years 2010-2014	575.4	35.4

d)	Distribution of profits to employees

Under Portuguese GAAP, distribution of profits to employees is recorded in the financial statements only in the period in which it is paid and is charged against retained earnings. Under US GAAP, distribution of profits to employees is considered as an expense of the year to which it relates. On the basis of the proposed profit distribution for 2004 made by the Boards of Directors and approved by the General Shareholders’ Meeting of ESFG’s subsidiaries, the bonus to employees to be paid in 2005, amount to approximately EUR 46.2 million.

The differences in the bonus values for the years 2002, 2003 and 2004 are reconciled as follows:

	December 31, 2004

	Net Income	Shareholders’ Equity

	(In millions of Euro)
Bonus accrued under US GAAP in 2003	35.1
Actual amount paid by the Group and charged against reserves	(35.5)

Under-accrual in 2003 charged in the 2004 US GAAP income statement	(0.4)
Bonus accrued under US GAAP in 2004, to be paid and recorded against reserves in 2005 local accounts	(45.8)	(45.8)

Impact on income statement under US GAAP in 2004	(46.2)

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	December 31, 2003

	Net Income	Shareholders’ Equity

	(In millions of Euro)
Bonus accrued under US GAAP in 2002	21.7
Actual amount paid by the Group and charged against reserves	(25.1)

Under-accrual in 2002 charged in the 2003 US GAAP income statement	(3.4)
Bonus accrued under US GAAP in 2003, to be paid and recorded against reserves in 2004 local accounts	(35.1)	(35.1)

Impact on income statement under US GAAP in 2003	(38.5)

	December 31, 2002

	Net Income	Shareholders’ Equity

	(In millions of Euro)
Bonus accrued under US GAAP in 2001	(20.1)
Actual amount paid by the Group and charged against reserves	21.7

Under-accrual in 2001 charged in the 2002 US GAAP income statement	(1.6)
Bonus accrued under US GAAP in 2002, to be paid and recorded against reserves in 2003 local accounts	(21.7)	(21.7)

Impact on income statement under US GAAP in 2002	(23.3)

e)	Impairment of loans

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

The adjustments made for US GAAP purposes can be analysed as follows:

	Increase/(decrease)

	Net Income			Shareholders’ Equity

	Years ended December 31,			December 31,

	2002	2003	2004	2003	2004

Impairment of loans	(35.6)	0.1	(26.5)	10.1	(16.4)
Fair value adjustments arising from consolidation (see Note 36 m)	2.7	2.7	0.6	(0.6)	—

Impact on impairment of loans	(32.9)	2.8	(25.9)	9.5	(16.4)

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

As of December 31, 2002 and 2003, based on the application of SFAS 114 in the calculation of impairment losses on a loan by loan basis, the Group identified an excess provision to be reverted for US GAAP purposes amounting to EUR 10.0 million and EUR 10.1 million, respectively.

Additionally, as of December 31, 2003, loan losses is increased for US GAAP purposes by EUR 0.6 million as a consequence of the fair value adjustments arising from business combinations as explained in Note 36 m).

As of December 31, 2004, the impairment of loans, calculated as the difference between the carrying amount of the loan and the present value of the excepted future cash flows discounted at the respective initial effective rate, as required by SFAS 114 resulted in the identification of an additional provision to be booked for US GAAP purposes amounting to EUR 16.4 million.

f)	Securitisation transactions

SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” establishes accounting and reporting rules for the transfer of financial assets and was applied by the Group in accounting for securitisation transactions.

The Group, through its Portuguese banking subsidiaries, has entered into securitisation transactions under which it transferred loans and securities portfolio to third parties. Under the referred transactions the Group has retained interests in these securitised financial assets mainly under the form of subordinated bonds and cash reserves.

Under Portuguese GAAP, all assets transferred were removed from the balance sheet. The retained interests were booked at their acquisition cost and the gain or loss on the transaction was calculated comparing the proceeds from the sale with the book value of the assets transferred. However, following the rules of the Bank of Portugal, the Group made provisions in its financial statements, for the loans portfolio transferred up to a maximum amount equivalent to the highest of the book value of the residual notes acquired or the maximum amount of the clean up call, if applicable.

The Group has, as of December 31, 2004, the following securitisation transactions in place:

Bonds	Date	Original Amount (In millions of Euro)	Financial Assets

Lusitano Global CDO No. 1, plc	Aug. 2001	1 144.3	Eurobonds and other bonds
Lusitano Finance No. 2, plc	Apr. 2002	450.0	Finance lease and consumer loans
Lusitano Mortgages No. 1, plc	Dec. 2002	1 000.0	Mortgage loans
Lusitano Mortgages No. 2, plc	Nov. 2003	1 000.0	Mortgage loans
Lusitano Mortgages No. 3, plc	Nov. 2004	1 200.0	Mortgage loans

During 2004, the clean-up call of the Lusitano No.1 Limited transaction entered into in August 1999 was exercised leading to the acquisition by the Group of the remaining securitised loans in the amount of EUR 18.9 million (from an initial amount securitised of EUR 250.0 million) and to the reimbursement of all notes issued.

For US GAAP purposes Lusitano No. 1 Limited was recognised as a sale, and the gain or loss on the sale of loans was calculated measuring all the proceeds and reductions of the proceeds at their fair value at the date of the transfer. To obtain fair values, quoted market prices were used if available. Due to the fact that quotes are generally not available for retained interests, the Group estimated their fair value as the present value of the future expected cash flows, projected based on key assumptions made by Management regarding credit losses, timing of prepayment, yield curves and discount rates.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

In relation to Lusitano No. 1 Limited the transferor acted as servicer. However, no servicing asset or liability was accounted for, as management estimates that the benefits of servicing were just adequate to compensate the Group for its servicing responsibilities. No gain or loss was recorded in this transaction, as the underlying assets were sold at their book value, which was approximately their fair value at the date of the transaction.

The retained interests over the securitised assets, which were received, can be analysed as follows:

	2003

	Acquisition	Fair
	cost	value

	(In millions of Euro)
Lusitano No. 1	0.1	1.0

	0.1	1.0

In 2003, for US GAAP purposes these retained interests, which were kept at acquisition cost less provision for Portuguese GAAP purposes, were revalued at fair value as of December 31, 2003, and the Group recognised a cost before minority interests of EUR 3.3 million that reflected the change in fair value occurred in the year.

The main assumptions used in the calculation of the fair value of the retained interest as of December 31, 2003, were:

2003

Discount rate	Euribor 3 months
Expected prepayments	18.0%
Weighted average life (years)	1.25
Anticipated credit losses	4.2

Also during 2004, the Group sold approximately 90% of the residual notes initially acquired from the mortgage loans transactions entered into in 2002, 2003 and 2004, realising a gain under Portuguese GAAP in the amount of EUR 20.8 million, net of minority interests.

This sale resulted that the risks and rewards associated with the transactions were substantially transferred to third parties and therefore, as of December 31, 2004, the Group did not consolidate these securitisation vehicles.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

As a consequence of this sale, as at December 31, 2004 included in its available for sale portfolio, the Group had the following securities representing retained interests over the securitised assets:

	2004

	Acquisition	Fair
	cost	value

	(In millions of Euro)
Lusitano Mortgages No 1. plc	0.8	4.5
Lusitano Mortgages No 2. plc	0.7	3.8
Lusitano Mortgages No 3. plc	1.3	3.7

	2.8	12.0

The main assumptions used in the calculation of the fair value of the retained interest as of December 31, 2004 were:

	2004
	Lusitano Mortgage No 1	Lusitano Mortgage No 2	Lusitano Mortgage No 3

Expected prepayments	16.19%	20.53%	7.07%
Weighted average life (years)	21.87	22.85	26.21
Anticipated credit losses	2.59%	2.05%	3.62%
Discount rate	Euribor 3 months

Cash flows of these transactions in 2004 were:

	Sale of assets	Servicing fees	Cash flows received retained interests

	(In millions of Euro)
Lusitano Mortgages No 1. plc	—	0.9	12.7
Lusitano Mortgages No 2. plc	—	1.0	5.4
Lusitano Mortgages No 3. plc	1 200.0	—	—

As of December 31, 2004, total amount outstanding, delinquencies, defaults and write-offs of the securitised assets considered as sales can be analysed as follows:

	Principal amount outstanding	Delinquencies	Defaults	Write-offs

Lusitano Mortgages No 1. plc	846.0	21.8	2.6	0.1
Lusitano Mortgages No 2. plc	902.9	16.2	—	—
Lusitano Mortgages No 3. plc	1 187.2	4.9	—	—

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The following table presents an analysis of the assets and liabilities of the securitisation VIE’s consolidated:

	December 31,
	2003	2004

	(In millions of Euro)
Loans	2 294.7	280.1
Securities	727.0	525.8
Cash	141.6	39.3
Other assets	13.9	6.5

Total assets of consolidated VIE’s	3 177.2	851.7

Notes issued	3 140.8	832.8
Derivatives	21.6	14.6
Other liabilities	13.6	2.7

Total liabilities of consolidated VIE’s	3 176.0	850.1

Net assets (liabilities)	1.2	1.6
Net assets attributable to the Group	1.2	1.5
Book value of the equity pieces	—	(6.8)
Provisions booked in local accounts	1.2	2.0

US GAAP adjustment	2.4	(3.3)

Although the Lusitano Global CDO No.1 and the Lusitano Finance No. 2, transactions might meet the requirements set out in SFAS 140 for sale treatment, regarding the consolidation rules for Variable Interest Entities, the acquired entities must be consolidated for US GAAP purposes. If the assets transferred under these transactions were restated as of December 31, 2004, consolidated assets and liabilities would be increased by approximately EUR 757.9 million and EUR 754.2 million, respectively (2003: EUR 2 986.0 million and EUR 2 983.6 million respectively).

The impact on shareholders’ equity of consolidating the securitisation VIE’s referred to above can be analysed as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Net assets consolidated attributable to the Group	1.2	1.5
Book value of the equity pieces	—	(6.8)
Reversal of provisions in the local accounts	1.2	2.0

Adjustments to Shareholders’ equity	2.4	(3.3)

Movement in the year	4.5	(5.7)

OCI	8.4	(12.5)
Net income	(3.9)	6.8

	4.5	(5.7)

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The adjustment made for US GAAP purposes, can be analysed as follows:

	Increase/(decrease) in
	Net income			Shareholders’ equity
	2002	2003	2004	2003	2004

	(In millions of Euro)
Lusitano No. 1, Limited	(10.0)	(3.3)	(1.0)	1.0	—

Not consolidated for US GAAP purposes	(10.0)	(3.3)	(1.0)	1.0	—

Lusitano Global CDO No. 1, plc	(5.1)	(8.9)	7.8	1.4	3.5
Lusitano Finance No. 2, plc	(5.2)	3.4	1.8	(1.8)	(6.8)
Lusitano Mortgage No. 1, plc	1.2	1.4	(2.6)	2.6	—
Lusitano Mortgage No. 2, plc	—	0.2	(0.2)	0.2	—

Consolidated for US GAAP purposes	(9.1)	(3.9)	6.8	2.4	(3.3)

	(19.1)	(7.2)	5.8	3.4	(3.3)

g)	Variable Interest Entities (VIE)

Under US GAAP, an entity is subject to FIN 46R and is called a VIE if it has (1) equity that is insufficient in relation to the economic risks inherent to its activity and (2) its equity does not convey to its investor the ability to make decisions that have a significant effect on the success of the activities as well as on the risks and rewards inherent in a true residual interest. All other entities are evaluated for consolidation under SFAS Nº94, “Consolidation of All Majority-Owned Subsidiaries” (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

For US GAAP purposes, the Group Consolidates the VIE in relation to which it is considered to be the primary beneficiary. The remaining VIE not consolidated by the Group are not significant in context of the consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The following table represents the carrying amounts and classification of consolidated assets that are collateral for VIE obligations:

	2003	2004

	(In millions of Euro)
Investment securities	2 323.0	2 493.3
Derivatives	17.0	14.9
Loans	100.0	—
Other assets	52.6	68.1

Total assets of consolidated VIE’s	2 492.6	2 576.3

Notes issued	2 423.8	2 507.9
Derivatives	71.1	170.4
Other liabilities	10.3	15.2

Total liabilities of consolidated VIE’s	2 505.2	2 693.5

Net liabilities	(12.6)	(117.2)

Credit default swaps	655.3	974.6
Interest rate swaps	1 818.5	2 380.7

Total off balance sheet of consolidated VIE’s	2 473.8	3 355.3

The consolidated VIE included in the table above represent several separate entities with which the Group is involved.

The major part of these VIE includes debt that is obligation of the Group’s subsidiaries. These VIE and related debt are recorded on the Group’s consolidated balance sheet under Portuguese GAAP. Under US GAAP, the VIE and debt, and related interest income and expense, are eliminated upon consolidation as an intercompany transaction. The derivatives contained in the VIE are separately recorded at fair value on the balance sheet. As of December 31, 2004, the interest receivable and payable was EUR 12.7 million and EUR 66.1 million, respectively (2003: EUR 8.3 million and 40.1 million, respectively). The assets and liabilities eliminated at December 31, 2004 were approximately EUR 2,249.6 million and EUR 2,113.7 million, respectively (2003: EUR 2,239.1 million). As of December 31, 2004, the fair value of the derivatives was EUR (153.4) million (2003: EUR (54.1) million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Moreover, the impact on shareholders’ equity of consolidating the VIE referred to above can be analysed as follows:

	2003	2004

Net liabilities consolidated	(12.6)	(117.2)
Reversal of provisions and other in the local accounts	7.4	—

Adjustments to shareholders’ equity in the year	(5.2)	(117.2)

Adjustments to shareholders’ equity in the previous year	(51.5)	(5.2)

Movement in the year	46.3	(112.0)

OCI	0.1	(0.5)
Net income	46.2	(111.5)

	46.3	(112.0)

The adjustments made for US GAAP purposes, can be analysed as follows:

	Increase/(decrease) in
	Net income			Shareholders’ equity
	2002	2003	2004	2003	2004

Variable Interest Entities	(30.8)	46.2	(111.5)	(5.2)	(117.2)

h)	Depositors’ guarantee fund

As referred to in Note 2, in accordance with the applicable legislation, the Group is required to pay an annual contribution, as determined by the Bank of Portugal, to the Depositors’ guarantee fund. This annual contribution is recognised in the statement of income for statutory purposes in the year it is paid. The unpaid portion, that is guaranteed through certificates of deposits and securities, will be expensed for statutory purposes when and if the Depositors’ guarantee fund requires its payment.

Until December 31, 2003, under US GAAP the unpaid portion of the Group’s annual contribution to the Depositors’ guarantee fund was taken to income on the year to which it related. This resulted in the recognition of an accumulated liability that amounted to EUR 38.5 million as of date that.

In 2004 the Group has reassessed this commitment for payment of unpaid portion and has concluded that it is not probable that it will be required to settle the liability that was accrued under US GAAP in 2003. Therefore, such liability was reversed through the statement of income in 2004.

	Increase/(decrease) in
	Net income			Shareholders’ equity
	2002	2003	2004	2003	2004

Depositors’ guarantee fund	(14.6)	1.5	38.5	(38.5)	—

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

i)	Derivative instruments

On January 1, 2001, the Group adopted SFAS 133, as amended by SFAS 137 and SFAS 138, which requires all derivatives to be recorded on the balance sheet at fair value. According to SFAS 133, changes in derivative fair values are either recognised in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for hedges forecasted transactions and cash flow hedges, deferred and recorded as a component of Other comprehensive income in Shareholders’ equity until the hedged transactions occur and are recognised in earnings. The ineffective portion of a hedging derivative’s change in fair value will be immediately recognised in earnings.

For the purpose of applying the hedge accounting provisions of SFAS 133, the Group has designated certain fair value hedges of interest rate risk under the short-cut method. The Group has not designated any cash flow hedges. For a discussion of the Group’s use of derivatives, see Note 33.

The Group issues financial instruments containing embedded derivatives. In accordance with SFAS 133, the embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract.

The application of SFAS 133 had the following impact in earnings for the years ended December 31, 2002, 2003 and 2004:

	Increase/(decrease)

	Net income			Shareholders’ equity

	Years ended December 31,			December 31,

	2002	2003	2004	2003	2004

	(In millions of Euro)
Revaluation at fair value of hedging activities	3.1	0.9	(10.7)	(0.7)	(11.5)
Revaluation at fair value of derivatives not designated as hedging activities and embedded derivatives(1)	59.8	(51.3)	(18.7)	(29.2)	(47.9)

	62.9	(50.4)	(29.4)	(29.9)	(59.4)

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

For US GAAP purposes, as the insurance company liability arises at the occurrence of the accident and its homologation, the insurance subsidiaries of ESFG, considering the “estimated life” of the pensioners, accrue a full provision based on an actuarial valuation of the present value of future payments. Under US GAAP, the estimated liability in 2003 and 2004 amounts to EUR 5.9 million and EUR 6.8 million, respectively. On this basis the Group decreased 2004 net income in the amount of EUR 0.9 million (2003: increase of EUR 0.5 million).

Life pensions regarding workmen’s compensation are calculated using mortality tables and discount rates. For US GAAP purposes, a loss recognition test was performed based on best estimate assumptions. For the

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

purposes of the test performed, the Group used a discount rate of 3.7% and the GKF 80 mortality table. On this basis, the Group has charged the net income in the amount of EUR 9.5 million.

Loss adjustment expenses

Loss adjustment expenses which cannot be allocated to specific claims are known as unallocated loss adjustment expenses (ULAE). Until December 31, 2003, Portuguese GAAP did not require unallocated loss adjustment expenses to be accrued. Under US GAAP, SFAS 60 requires that all costs expected to be incurred in connection with the settlement of unpaid claims shall be accrued when the related liability for unpaid claims is accrued. As mentioned in Note 2, as a consequence of the Circular 28/2004 issued by the Portuguese Insurance Institute in November, 2004, the Group had changed the accounting policy related to future costs with claims settlement. Under US GAAP, the estimated liability in 2002 and 2003 amounted to EUR 13.9 million and EUR 11.2 million, respectively. On this basis, and for US GAAP purposes, the Group had increased 2003 net income in the amount of EUR 2.7 million (2002: charge of EUR 13.9 million). As at December 31, 2004 the Group expensed under local GAAP, an amount of EUR 9.2 million related to unallocated loss adjustment expenses for both declared and non-declared claims. As a consequence the liability booked in previous years for USGAAP purposes in the amount of EUR 11.2 million was reversed.

Technical Provisions — Life-insurance

Under Portuguese GAAP the life-insurance reserves reflect the present value of the insurance business future obligations arising from life policies written and are calculated using recognised actuarial methods within the scope of applicable legislation. These reserves are shown net of deferred acquisition costs, which are amortised in accordance with percentages established by the ISP. For US GAAP purposes, the liabilities are recalculated using the accounting model based on the type of product.

Each product line has been classified into one of the following Financial Accounting Standard (“FAS”) accounting models:

–	SFAS 60

–	SFAS 97 – Limited Payment contracts

–	SFAS 120

–	SFAS 91

–	SFAS 97 – Investment

–	SFAS 97 – Universal Life type contracts

USGAAP requires the deferral of certain acquisition expenses, that vary with and are primarily related to the acquisition of new and renewal insurance contracts. Deferrable acquisition expenses were amortised as follows:

–	SFAS 60 – products amortisation in relation to expected premium cash-flows;

–	SFAS 97 – amortisation based on “Estimated Gross Profits”;

–	SFAS 97 Limited Payment contracts – amortisation based on the projected sum assured or annuity in force.

For products following under SFAS 97, a deferral of front end loads is required (URR – Unearned revenue reserve). The amortisation of the URR is calculated based on the Estimated Gross Profits.

The Group unit linked contracts establishes that all investment performance is passed through to the individual contract holder. There are no guarantees. Under Portuguese GAAP the unit linked contracts are measured at fair value following the fair value of the assets supporting the contract liabilities.

Under US GAAP these contracts meet the criteria established in paragraph 11 of SOP 03-1.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The fair value of the assets and liabilities related to the mentioned above contracts are analysed as follows:

	2003	2004

	(In millions of Euro)
ASSETS
Debt Securities	235.2	339.3
Equity Securities	240.7	408.7
Deposits and Other Investments	115.9	152.1

	591.8	900.1

LIABILITIES	589.4	899.7

Hereunder are the estimated life-insurance liabilities under Portuguese and US GAAP, as well as the requested adjustment as of December 31, 2003 and 2004:

	Year ended December 31, 2003

Product	Portuguese GAAP Reserve	Zilmer	Net Portuguese GAAP Liability	US GAAP Reserve	DAC	URR	Net US GAAP Liability	US GAAP Adjustment

	(In millions of Euro)
Savings and unit linked	4 718.9	(0.6)	4 718.3	4 718.9	45.6	64.9	4 738.2	19.9
Risk	12.9	—	12.9	9.3	4.2	—	5.1	(7.8)
Other	78.4	—	78.4	83.4	0.6	—	82.8	4.4

TOTAL	4 810.2	(0.6)	4 809.6	4 811.6	50.4	64.9	4 826.1	16.5

	Year ended December 31, 2004

Product	Portuguese GAAP Reserve	Zilmer	Net Portuguese GAAP Liability	US GAAP Reserve	DAC	URR	Net US GAAP Liability	US GAAP Adjustment

	(In millions of Euro)
Savings and unit linked	5 265.8	(0.4)	5 265.4	5 265.8	33.7	41.7	5 273.8	8.4
Risk	20.7	—	20.7	13.6	4.2	—	9.4	(11.3)
Other	59.9	—	59.9	61.3	0.8	—	60.5	0.6

TOTAL	5 346.4	(0.4)	5 346.0	5 340.7	38.7	41.7	5 343.7	(2.3)

Equalisation Reserve

Under Portuguese GAAP, an equalisation reserve is set up for lines of business that are characterised by greater uncertainty regarding the evolution of claims. Under US GAAP, setting up a reserve for claims not incurred is not allowed and, accordingly, a provision in the amount of EUR 2.9 million was reversed in 2004 (2003: EUR 2.7 million), with a positive impact in the net income of EUR 0.2 million.

Deferred acquisition costs

Under Portuguese GAAP the pro-rata temporis method is applied to the acquisition costs of non-life policies at a maximum rate of 20% of the unearned premium reserve. Under US GAAP the acquisition costs

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

should be deferred when the premium is written and charged to income in proportion to the premiums recognised as income. In 2004 this resulted in an additional income for US GAAP purposes of EUR 0.4 million (2003: EUR 0.1 million).

Based on the above-referred differences, the total adjustments made to insurance reserves in order to comply with US GAAP are the following:

	Increase/(decrease)

	Net Income			Shareholders’ Equity

	Years ended December 31,			December 31,

	2002	2003	2004	2003	2004

	(In millions of Euro)
Workers compensation reserve
– Life pension	—	—	(9.5)	—	(9.5)
– Fund contribution	(6.4)	0.5	(0.9)	(5.9)	(6.8)
Loss adjustment expenses	(13.9)	2.7	11.2	(11.2)	—
Life-insurance	(16.7)	0.2	18.8	(16.5)	2.3
Equalisation reserve	2.0	0.7	0.2	2.7	2.9
Deferred acquisition costs	1.0	0.1	0.4	1.1	1.5

	(34.0)	4.2	20.2	(29.8)	(9.6)

k)	Insurance revenues and expenses (life-insurance):

Under Portuguese GAAP, premiums for all insurance contracts are recorded as insurance revenue, and liability for future policy benefits is established with a charge to insurance expense. Interest accrued on contracts is shown as an increase in insurance liabilities and an insurance expense. Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in insurance liabilities. Under US GAAP, amounts received for investment-type contracts, under which the company bears insignificant mortality risk, are not included in the income statement but are reported as deposits directly to insurance liabilities. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administrations and surrender charges, and are included in insurance revenue income when earned. Interest accrued on contracts is included in insurance expense. Payments upon maturity or surrender are reflected as reductions to the insurance liabilities on the balance sheet. As at December 31, 2004, under US GAAP, insurance revenues are lower by EUR 828.8 million (2003: EUR 791.1 million; 2002: EUR 638.0 million), insurance benefits are lower by EUR 819.1 million (2003: EUR 784.1 million; 2002: EUR 632.0 million) and other expenses are lower by EUR 9.7 million (2003: EUR 7.0 million; 2002: EUR 6.0 million).

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

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

The net amount as at December 31, 2003 and 2004, of the fair value adjustments considered in acquisition of subsidiaries for US GAAP purposes are analysed as follows:

	Increase/(decrease)

	Net Income			Shareholders’ Equity

	Years ended December 31,			December 31,

	2002	2003	2004	2003	2004

	(In millions of Euro)
Fixed assets (see Note 36 a))	(6.9)	(27.7)	(5.7)	96.2	90.5
Pension liabilities (see Note 36 c))	38.1	8.3	14.6	(64.2)	(49.6)
Intangible assets (see Note 36 u))	(3.8)	(3.8)	(3.8)	43.5	39.7
Provision for loan losses (see Note 36 e))	2.7	2.7	0.6	(0.6)	—

Fixed assets represent the revaluation surplus in relation to the property and equipment and real estate calculated at the date subsidiaries are acquired and is being amortised over 30 years which was judged to be the remaining useful live of the assets at the time of acquisition. Due to the sale, in 2003, by BES Group, of real estate to the pension fund, this amount was adjusted by approximately EUR 20 million in order to correct the resulting realised gain.

Pension liabilities represent the remaining unrecognised prior service cost with pensions at December 31, 2003 and 2004 for subsidiaries acquired in prior years. From 2002, this pension liability is being amortised over the same period of the transitional obligation considered by the subsidiaries acquired that gave rise to this liability, which is 23 years.

Intangible asset relates to value in force representing the capitalised value of the life insurance portfolios. This value is the present value of net cash flows anticipated in the future from insurance policies written at the point in time of first time consolidation after the insurance portfolio was purchased. The capitalised value is amortised over 15 years which represents the average remaining live of the policies that comprise the portfolio, on a straight line basis (EUR 3.8 million per year).

n)	Goodwill

Under Portuguese GAAP, Goodwill arising on the acquisition of subsidiary and associated companies is determined as the excess of acquisition cost over the underlying statutory net assets and is charged against reserves in the year of acquisition.

Until December 31, 2001, under US GAAP, the Goodwill arising on acquisitions was reclassified as an intangible asset to be amortised over a period of 25 years, which was the management’s estimate of the useful life. On January 1, 2002, the Group adopted SFAS 142, which establishes that Goodwill, including previously existing Goodwill, and intangible assets with indefinite useful lives, does not need to be amortised but rather tested for impairment at least annually. Under SFAS 142, all recorded Goodwill must be assigned to one or more reporting units of the entity and evaluated for impairment at that level.

The Group reviews its Goodwill periodically for other than temporary impairment. If such impairment is indicated, a loss is recognised in the year.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

During the period ending December 31, 2003 and 2004, there were not any significant changes in the carrying amount of Goodwill (see Note 18).

The reconciliation of Goodwill between Portuguese GAAP and US GAAP can be analysed as follows:

	Increase/(decrease) in Shareholders’ equity
	2003	2004

	(In millions of Euro)
Goodwill written off against reserves for Portuguese GAAP
purposes (see Note 18)	486.4	483.0
US GAAP adjustments:
Amortisation up to December 31, 2002	(101.5)	(101.5)
Impairment losses recognised in prior year	(61.5)	(63.0)
Capital reserve recognised in prior years	1.4	1.4
Effect on Goodwill of US GAAP and fair value adjustments	30.4	30.4

Goodwill capitalised under US GAAP as of December 31	355.2	350.3
Sale of associated companies with impairment losses
recognised in prior years	—	1.7
Capital reserve recognised in the year	—	1.7
Impairment losses recognised in the year	(1.5)	(0.6)

Net balance of Goodwill as of December 31	353.7	353.1

The impact on the statement of income for the years ended December 31, 2002, 2003 and 2004 of the adjustments made for the US GAAP reconciliation purposes can be analysed as follows:

	Increase/(decrease) in Net income

	2002	2003	2004

	(In millions of Euro)
Sale of associated companies	—	—	(4.9)
of which associated companies with impairment losses recognised in prior years	—	—	1.7
Capital reserve charged to net income	1.4	—	1.7
Impairment losses recognised in the year	(62.4)	(1.5)	(0.6)

	(61.0)	(1.5)	(2.1)

The impairment of the operating business units disclosed above was determined based on the estimated fair value of the respective businesses calculated as the present value of expected future cash flows and quoted market prices when available.

o)	Deferred income taxes

The Group has accounted for deferred tax in accordance with SFAS 109 “Accounting for Income Taxes”.

Under local GAAP banking subsidiaries are not allowed to book deferred tax assets. Therefore the adjustments performed for US GAAP purposes reflect the total deferred tax assets calculated on the differences between tax balance sheet and US GAAP balance sheet as at December 31, 2002, 2003 and 2004. Insurance

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

subsidiaries already recognise, under local GAAP, deferred tax assets. On this basis, the adjustment made under SFAS 109, reflect mainly the tax effect of the US GAAP adjustments.

For US GAAP purposes, the deferred tax is determined based on enacted tax rates applicable when the underlying items of income and expense are expected to be reported to tax authorities. Deferred tax assets are recognised in full but a valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realised.

Due to the approval in December, 2003, by the Portuguese Government, of the change in the corporate income tax rate, the applicable tax rate to the Group decrease from 33% and 27.5%. The effect on deferred tax asset of the change in tax rate was reflected in 2003 in the statement of income.

The components of income tax expense applied in the determination of the consolidated net income for December 31, 2002, 2003 and 2004 for Portuguese GAAP purposes are summarised below:

	December 31,

	2002	2003	2004

	(In millions of Euro)
Current income tax expense	45.2	62.7	50.0
Deferred income tax expense/(income)	(31.0)	4.0	(0.9)

	14.2	66.7	49.1

Deferred tax assets	35.9	31.9	32.8

The breakdown between domestic and foreign current and deferred tax is analysed in Note 27.

The difference between local and US GAAP deferred income tax is analysed as follows:

	Increase/(decrease)

	Net Income			Shareholders’ Equity

	2002	2003	2004	2003	2004

	(In millions of Euro)
Deferred income tax	142.2	(18.8)	(19.2)	101.7	44.5

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The components of deferred tax assets and liabilities as determined under SFAS 109 are as follows:

	December 31,

	2003	2004

	(In millions of Euro)
Gross deferred tax assets
Investment securities	75.0	28.7
Property and equipment	3.9	9.7
Intangibles and deferred costs	—	3.8
Insurance reserve	8.2	2.8
Loans and advances to customers	27.1	45.9
Derivative instruments	9.2	1.4
Variable interest entities	3.3	1.9
Tax losses carried forward	91.8	100.7
Deposit guarantee fund	10.6	—
Equity method investments	2.7	0.7
Provisions	10.6	8.7
Others	14.3	2.3

	256.7	206.6

Gross deferred tax liabilities
Pensions and other post retirement costs	68.1	71.7
Securitisation	0.9	—
Intangible assets	12.0	—
Others	4.5	2.0

	85.5	73.7

	171.2	132.9

Valuation allowance	(37.6)	(55.6)

	133.6	77.3

As at January 1, 2003, the valuation allowance was EUR 47.9 million. During 2003 and 2004, the valuation allowance (decreased)/increased by EUR (10.3) million and EUR 18.0 million, respectively. The increase in the valuation allowance in 2004 reflects mainly tax losses generated in the year by certain Group entities, in relation to which it is considered more likely than not that no tax profits will be available in the future against which such tax losses can be used.

The change in deferred tax asset was recognised in the year as follows:

	2003	2004

	(In millions of Euro)
Other comprehensive income	(62.0)	(38.0)
Net income	(22.8)	(18.3)

	(84.8)	(56.3)

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The total tax losses carried forward can be analysed as follows:

	2003	2004

	(In millions of Euro)
Expiration date:
2004	3.0	—
2005	19.5	1.6
2006	30.9	60.4
2007	150.1	79.0
2008	124.1	104.6
2009	6.1	40.8
2010	—	79.6

	333.7	366.0

The reconciliation between the Portuguese statutory tax rate and effective tax rate for local purposes is analysed in Note 27. For US GAAP purposes this reconciliation can be analysed as follows:

	December 31,

	2003	2004

Net income in accordance with US GAAP	48.8	38.5

Minority interest	219.5	100.2

Income tax for the year
Current	62.7	50.0
Deferred	22.8	18.3

	85.5	68.3

Income before minority interest and tax in accordance with US GAAP
Portugal	309.1	178.1
Other	44.7	28.9

	353.8	207.0

Income tax rate for the year	33.0%	27.5%
Income tax using the domestic corporate tax rate	116.8	56.9
Tax exempt revenues	(36.3)	(19.4)
Change in the tax enacted rate	30.5	—
Tax credits in the year	(7.5)	(6.2)
Tax incentives	(4.4)	(1.3)
Change in previous years estimates	(18.8)	7.3
Change in valuation allowance	(10.3)	18.0
Difference between Group and statutory tax rate	12.3	2.9
Tax exempt gain on the sale of subsidiaries and other investment securities	(12.1)	(6.4)
Non-deductible pension costs	9.8	4.3
Other non-deductible costs	5.5	12.2

	85.5	68.3

Other non-deductible costs include sundry non-deductible costs namely non-deductible interest on long-term borrowings in the amount of EUR 5 million.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

p)	Share option plan

As of April 15, 1999, the Board adopted a fixed share option plan (the plan). The Group accounts for the plan under APB 25 and discloses the fair value in accordance with FASB statement 123. Under the plan, the Group may grant options to its employees for up to 2 200 000 ordinary shares. The exercise price of each option equals the market price of the Group’s shares on the date of grant and an option’s maximum term of 10 years. Options are granted at the discretion of the Board and have a vesting period of 1 year. Options for two million shares were granted on April 15, 1999.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 4.0%, expected volatility of 30.7%, risk free interest rates of 6.7% and expected life of 5 years.

As of December 31, 2004 the Group’s plan has a balance of options outstanding for 2 055 000 shares granted at an exercise price totaling EUR 39.4 million. During the current year the two million shares are fully exercisable at USD 15.92 per share. In 2004, 145 000 options were exercised resulting in a total charged to the Group of EUR 0.5 million.

There was neither expense nor proforma effect for 2002, 2003 and 2004. No expense was recognised under APB25. The following table details the earnings per share information:

	2003	2004

	Reported	Reported

Net Income	48.8	38.5
Net Income per share:
Basic	1.07	0.80
Diluted	1.06	0.79
Weighted average number of shares for basic earnings per share	45 643 406	47 908 555
Weighted average number of shares for diluted earnings per share	46 160 022	48 588 950

Strike prices and market price for 2002, 2003 and 2004 compare as follows:

	2002	2003	2004

	(In USD)
Strike price	15.9167	15.9167	15.9167
Market Price at year end	17.34	21.46	26.14

q)	Other adjustments

Costs related to increases in share capital and to debt issuance

In the accompanying financial statements, costs related to the issue or increase in share capital are deferred and amortised over a period of between 3 and 5 years. Under US GAAP, such costs are charged against shareholders’ equity as incurred. Under Portuguese GAAP, debt issuance costs are also amortised over a period of three years, whereas under US GAAP those costs are amortised over the maturity period of the debt.

Indemnity Fund

Indemnity fund corresponds to an allowance for restructuring set up by BESSA, which does not comply with the requirements of US GAAP due to the fact that no plan was completed nor the respective details disclosed to the employees.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Advertising and other deferred costs

Certain advertising and deferred costs are capitalised and amortised for Portuguese GAAP purposes. Under US GAAP these types of costs are expensed when incurred.

Year 2000 and Euro implementation costs

Under Portuguese GAAP the costs specifically associated with the implementation of the Euro were deferred in the balance sheet, under other assets, and amortised on a straight-line basis until the end of 2001, while the costs specifically associated with the resolution of the Year 2000 issues were recorded in the balance sheet, in property and equipment or intangible assets, according to the nature of the cost, and depreciated over a three to four year period. Under US GAAP these costs were charged to the statement of income as they occur.

The following tables shows the adjustments made for US GAAP purposes:

	Increase/(decrease)

	Net Income			Shareholders’ Equity

	Years ended December 31,			December 31,

	2002	2003	2004	2003	2004

	(In millions of Euro)
Euro and Y2K costs	5.0	2.0	0.1	(0.1)	—
Stock issue costs	4.7	2.5	1.4	(5.9)	(4.5)
Debt issue costs	(0.3)	(1.1)	(1.7)	3.8	2.1
Reversal of the indemnity fund	2.3	(0.4)	2.2	1.9	4.1
Advertising and other deferred costs	(1.5)	2.7	4.4	(11.7)	(7.3)
Other	—	—	(0.1)	—	(5.0)

	10.2	5.7	6.3	(12.0)	(10.6)

r)	Employee benefits scheme based in shares distribution (SIBA)

BES and its subsidiaries have established a “Stock Based Incentive Scheme” (SIBA). This incentive scheme consists of the sale to BES Group employees of one or more blocks of BES ordinary shares with deferred settlement financed by itself. The employees have to hold the shares for a minimum of two or four years after which they can sell in the market. Under the scheme the employees have the option to sell back the shares to the Bank at acquisition price. The employees eligible to benefit from the SIBA are the members of the Executive Committee and BES active workers, the employees and executive board members of Group Banco Espírito Santo. The Board of Directors, based on a proposal submitted by the Executive Committee, selects the potential beneficiaries and determines the quantity of shares to be made available to each of them. When the decision involves a member of the Executive Committee, it will be taken by the Remuneration Committee.

The unit selling price of shares sold under the SIBA is that which results from dividing the value of the share’s closing price in the Euronext-Lisbon Stock Exchange session immediately prior to the date of the sale by the total number of shares, plus the value corresponding to the dividends that may be attributed to these shares up to their full redemption, plus the value equivalent to financial charges on eventual loans granted under capital increases by cash inflows.

For local purposes, the options held by the employees to sell the shares back to BES at acquisition cost are not accounted for. For US GAAP purposes, until December 31, 2003, these options held by the employees were accounted for as a liability at market value with changes recognised in the statement of income in accordance with paragraph 23 of SFAS 150.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

In December 2004, the FASB issued SFAS 123 (Revised 2004), Share-Based Payment (SFAS 123-R) which is effective for interim or annual reporting periods beginning after June 15, 2005. In 2004, the Group decided to early adopt SFAS 123-R, effective January 1, 2004. Paragraph 31 of this standard refers that SFAS 150 does not apply to puttable shares held by employees. On this basis, by early adopting SFAS 123-R, for US GAAP purposes, in the financial statements as at December 31, 2004, the shares underlying the SIBA plan awarded to employees as compensation shall be classified as a liability as the employees have the right to sell them back to BES (puttable shares). On this basis, the value of the shares under this plan, amounting to EUR 100.2 million, was deducted from equity. The impact on the Group’s shareholders’ equity, net of minority interest is EUR 12.6 million.

	Increase/(decrease)

	Net Income			Shareholders’ Equity

	Years ended December 31,			December 31,

	2002	2003	2004	2003	2004

	(In millions of Euro)
SIBA	—	(1.4)	(1.6)	(1.4)	(100.2)

	—	(1.4)	(1.6)	(1.4)	(100.2)

s)	Provision for general banking risks

During 2003 and 2004, under Portuguese GAAP, the Group allocated to the Provision for general banking risks EUR 100.3 million and EUR 140.6 million, which aims to face non-specific unidentified banking risks inherit to the Group activity, and therefore is determined by cautious criteria defined by the management.

This allowance was reversed for US GAAP purposes.

t)	Dividends on preference shares issued by BES Finance

BES Finance Ltd., a subsidiary of ESFG, issued 600 thousand (450 thousand in July 2003 and 150 thousand in March 2004) non-cumulative guaranteed preference shares, each with nominal value of EUR 1,000, listed on the Luxembourg Stock Exchange. The preferred shares are perpetual, have no fixed redemption date and have an annual preferred dividend of 5.58% of the par value, which is payable only if and when declared by the Board of Directors.

Under US GAAP as the option for redemption is within the control of the issuer and dividends are only payable if and when declared by the Board of Directors, these preference shares are considered to be permanent equity of BES Finance. Therefore, under US GAAP, no accrual is made by this subsidiary for preferred dividends as no dividends were declared as at the balance sheet date and dividends paid are charged directly to equity.

For local purposes, dividends distributed on these preference shares are charged to income on an accrual basis. During 2004, under local GAAP, EUR 31.4 million were charged to income in relation to dividends on preference shares. This amount includes an accrual of dividends to be paid in 2005 in the amount of EUR 16.7 million (2003: EUR 12.5 million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

u)	Intangible assets

The adjustments made for US GAAP purposes, can be analysed as follows:

	Increase/(decrease)

	Net Income			Shareholders’ Equity

	Years ended December 31,			December 31,

	2002	2003	2004	2003	2004

	(In millions of Euro)

Value in force of life insurance portfolios (see Note 36 m))	(3.8)	(3.8)	(3.8)	43.5	39.7
Internally developed software	—	—	(47.8)	—	(47.8)

	(3.8)	(3.8)	(51.6)	43.5	(8.1)

In 2004 the Group has capitalised in local accounts, certain costs related with the internally developed software. These costs are not eligible for capitalisation under US GAAP and therefore were charged to the statement of income.

Additionally, management performed an impairment analysis of the existing software and has concluded that certain costs should be written-off for US GAAP purposes.

On this basis, an additional cost amounting to EUR 47.8 million was recognised for US GAAP purposes.

v)	Summary of significant adjustments to shareholders’ equity

The following is a summary of the significant adjustments to the shareholders’ equity of the Group which would be required if US GAAP had been applied instead of Portuguese GAAP:

		December 31,

		2003	2004

		(In millions of Euro)
Shareholders’ equity in accordance with Portuguese GAAP		84.3	129.7
Revaluation of property and equipment and real estate	a)	(68.9)	(72.6)
Investment securities	b)	(187.8)	45.7
Pension and other employees benefits	c)	100.0	49.4
Distribution of profits to employees	d)	(35.1)	(45.8)
Impairment of loans	e)	9.5	(16.4)
Securitisation transactions	f)	3.4	(3.3)
Variable Interest Entities	g)	(5.2)	(117.2)
Depositor’s guarantee fund	h)	(38.5)	—
Derivative instruments	i)	(29.9)	(59.4)
Insurance reserves	j)	(29.8)	(9.6)
Goodwill	n)	353.7	353.1
Other adjustments	q)	(12.0)	(10.6)
Employee benefits scheme based in shares distribution (SIBA)	r)	(1.4)	(100.2)
Provision for general banking risks	s)	100.3	140.6
Dividends on preference shares issued by BES Finance	t)	12.5	16.7
Intangible assets	u)	43.5	(8.1)
Deferred income taxes	o)	101.7	44.5
Minority interest		22.1	132.0

Shareholders’ equity in accordance with US GAAP		422.4	468.5

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

w)	Summary of significant adjustments to net income

The following is a summary of the significant adjustments to the net income of the Group which would be required if US GAAP had been applied instead of Portuguese GAAP:

		For the year ended December 31,

		2002	2003	2004

		(In millions of Euro, except for earnings per share)
Net income in accordance with Portuguese GAAP		(45.1)	35.9	52.7
Revaluation of property and equipment and real estate	a)	(7.0)	10.0	(1.0)
Investment securities	b)	(396.9)	(17.6)	72.6
Pension and other employees benefits	c)	(61.1)	(17.0)	(46.4)
Distribution of profits to employees	d)	(23.3)	(38.5)	(46.2)
Impairment of loans	e)	(32.9)	2.8	(25.9)
Securitisation transactions	f)	(19.1)	(7.2)	5.8
Variable Interest Entities	g)	(30.8)	46.2	(111.5)
Depositor’s guarantee fund	h)	(14.6)	1.5	38.5
Derivative instruments	i)	62.9	(50.4)	(29.4)
Insurance reserves	j)	(34.0)	4.2	20.2
Other adjustments	q)	10.2	5.7	6.3
Result on sales of investments in consolidated subsidiaries	l)	(7.6)	—	—
Goodwill	n)	(61.0)	(1.5)	(2.1)
Employee benefits scheme based in shares distribution (SIBA)	r)	—	(1.4)	(1.6)
Provision for general banking risks	s)	—	100.3	40.3
Dividends on preference shares issued by BES Finance	t)	—	12.5	31.4
Intangible assets	u)	(3.8)	(3.8)	(51.6)
Deferred income taxes	o)	142.2	(18.8)	(19.2)
Minority interest		250.4	(14.1)	105.6

NET INCOME (LOSS) IN ACCORDANCE WITH US GAAP		(271.5)	48.8	38.5

NET INCOME (LOSS) PER SHARE IN ACCORDANCE WITH US GAAP
Basic	(6.3)		1.07	0.80
Diluted	(6.3	)(1)	1.06	0.79
Weighted average number of shares outstanding
For basic earnings per share	43 253,371		45 643,406	47 908,555
For diluted earnings per share	43 253,371		46 160,022	48 588,950

(1)	Convertible bonds interest and related obtainable shares (see Note 18) and stock-options are excluded from the calculation due to antidilutive effect.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

x)	Consolidated statements of changes in shareholders’ equity under US GAAP

	Total Shareholders’ equity	Ordinary shares	Treasury shares	Share premium	Other reserves and retained earnings	Accumulated other comprehensive income

	(In millions of Euro)
Balance as at December 31, 2001	459.1	479.1	(73.1)	110.7	(32.2)	(25.4)
Dividends on ordinary shares (EUR 0.21 per share)	(8.1)	—	—	—	(8.1)	—
Bonus shares attributed to shareholders	—	—	9.0	—	(9.0)	—
Capital increase costs	(0.7)	—	—	(0.7)	—	—
Net change in unrealised gains (losses) on investment securities available for sale, net of taxes and minority interest	55.9	—	—	—	—	55.9
Effect of consolidation of Variable Interest Entities and securitisation vehicles, net of taxes and minority interest	1.3	—	—	—	—	1.3
Excess of additional pension liability over unrecognised prior service cost, net of taxes and minority interest	(7.0)	—	—	—	—	(7.0)
Accumulated foreign currency translation adjustments, net of taxes and minority interest	(12.3)	—	—	—	—	(12.3)
Other reserves arising on consolidation	8.3	—	—	—	8.3	—
Treasury shares sold	28.2	—	28.2	—	—	—
Net income	(271.5)	—	—	—	(271.5)	—

Balance as at December 31, 2002	253.2	479.1	(35.9)	110.0	(312.5)	12.5
Capital increase costs	(0.1)	—	—	—	(0.1)	—
Net change in unrealised gains (losses) on investment securities available for sale, net of taxes and minority interest	86.3	—	—	—	—	86.3
Effect of consolidation of Variable Interest Entities and securitisation vehicles, net of taxes and minority interest	2.8	—	—	—	—	2.8
Excess of additional pension liability over unrecognised prior service cost, net of taxes and minority interest	4.3	—	—	—	—	4.3
Accumulated foreign currency translation adjustments, net of taxes and minority interest	(10.1)	—	—	—	—	(10.1)
Other reserves arising on consolidation	1.3	—	—	—	1.3	—
Treasury shares sold	35.9	—	35.9	—	—	—
Net income	48.8	—	—	—	48.8	—

Balance as at December 31, 2003	422.4	479.1	—	110.0	(262.5)	95.8
Dividends on ordinary shares (EUR 0.10 per share)	(4.8)	—	—	—	(4.8)	—
Dividends on preference shares	(9.2)	—	—	—	(9.2)	—
Net change in unrealised gains (losses) on investment securities available for sale, net of taxes and minority interest	46.3	—	—	—	—	46.3
Effect of consolidation of Variable Interest Entities and securitisation vehicles, net of taxes and minority interest	(1.1)	—	—	—	—	(1.1)
Excess of additional pension liability over unrecognised prior service cost, net of taxes and minority interest	(1.2)	—	—	—	—	(1.2)
Accumulated foreign currency translation adjustments, net of taxes and minority interest	(11.2)	—	—	—	—	(11.2)
Employee benefit scheme based in share distribution (SIBA)	(12.6)	—	—	—	(12.6)	—
Other reserves arising on consolidation	1.4	—	—	—	1.4	—
Net income	38.5	—	—	—	38.5	—

Balance as at December 31, 2004	468.5	479.1	—	110.0	(249.2)	128.6

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

y)	Comprehensive income

Comprehensive income for the year equals net income plus changes in accumulated comprehensive income net of taxes and minority interests. The amounts for 2002, 2003 and 2004 were as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Net income/(loss) in accordance with US GAAP net of taxes and minority interest	(271.5)	48.8	38.5
Unrealised gains on securities, net of taxes and minority interest	55.9	86.3	46.3
Variable Interest Entities and securitisation, net of taxes and minority interest	1.3	2.8	(1.1)
Pensions and other post retirement costs, net of taxes and minority interest	(7.0)	4.3	(1.2)
Translation adjustment, net of taxes and minority interest	(12.3)	(10.1)	(11.2)

Total comprehensive income/(loss), net of taxes and minority interest	(233.6)	132.1	71.3

The income tax benefit/(expense) allocated to other comprehensive income, net of minority interests, component is:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)

Unrealised gains on securities, net of minority interest	(28.9)	(19.9)	(9.7)
Variable Interest Entities and securitisation, net of minority interest	(0.6)	(0.7)	2.0
Pensions and other post retirement costs, net of minority interest	3.5	1.1	0.4
Translation adjustments, net of minority interest	—	2.1	(2.1)

	(26.0)	(17.4)	(9.4)

Accumulated comprehensive income as at December 31, 2002, 2003 and 2004 is analysed as follows:

	Year ended December 31,
	2002	2003	2004

	(In millions of Euro)
Unrealised gains on securities, net of taxes and minority interest	15.6	102.0	148.3
Variable Interest Entities and securitisation, net of taxes and minority interest	1.1	4.1	3.0
Pensions and other post retirement costs, net of taxes and minority interest	(9.4)	(5.3)	(6.5)
Translation adjustment, net of taxes and minority interest	5.2	(5.0)	(16.2)

	12.5	95.8	128.6

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

z)	Fair Value of Financial Instruments

Statement of Financial Accounting Standards No 107 (SFAS 107) requires disclosure, in addition to the carrying value, of fair value information about financial instruments, whether or not recognised on the balance sheet, for which it is practicable to estimate fair value. Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS 107. Accordingly, the fair value disclosure required by SFAS 107 provides only a partial estimate of the fair value of the Group.

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

In cases where quoted market prices are not available, fair value estimates are based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which are significantly affected by the assumptions used. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realisable or liquidation value.

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

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

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

Insurance reserves for investment contracts

Under US GAAP, long-duration contracts issued by Insurance companies that do not have significant mortality or other insurance risks are considered investment contracts. Fair value of insurance reserves for investment contracts is determined using discounted cash flows, at the prevailing interest rate at December 31, 2003 and 2004 offered for similar contracts.

Corporate, other long-term borrowings and convertible bonds

Fair value for long-term debt is based upon quoted market prices at December 31, 2003 and 2004 or quoted market prices of financial instruments with similar characteristics. To the extent that quoted market prices are not available, fair value is estimated using discounted cash flows at the interest rate prevailing in the market for similar borrowings at December 31, 2003 and 2004.

Derivatives and foreign exchange contracts

The fair value of derivatives and foreign exchange instruments are based on quoted market prices, dealer quotes, and pricing models, and include accrued interest receivable and payable.

Commitments and guarantees

Based on the level of fees currently charged having regard for their maturity and interest rates, together with the present creditworthiness of the counterparties, the estimated fair value of financial guarantees amount to approximately EUR 13.8 million (2003: EUR 17.2 million) for a total notional amount outstanding of EUR 4 888.0 million (2003: EUR 4 694.6 million).

The fair values of the Group’s financial assets and liabilities not already presented in these financial statements are as follows:

	December 31, 2003			December 31, 2004

	Book value	Book value		Book value	Book value
	as under	in accordance		as under	in accordance
	Portuguese	with	Estimated	Portuguese	with	Estimated
	GAAP	US GAAP	Fair value	GAAP	US GAAP	Fair value

Financial assets
Investment securities	8 456.6	6 416.7	6 436.2	8 680.9	6 903.5	6 906.8
Loans, net	26 770.0	29 174.8	29 127.9	28 725.7	28 989.4	28 929.4
Financial liabilities
Time and saving deposits	12 838.0	12 838.0	12 838.0	12 819.8	12 819.8	12 819.8
Insurance net reserves for investment and Unit Link contracts	4 718.3	4 738.2	4 685.7	5 265.8	5 273.8	5,157.5
Long term debt	12 923.3	13 719.3	14 131.2	15 068.0	13 417.6	14 125.7

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

aa)	Recently issued US GAAP pronouncements

Standards adopted in the years covered by the financial statements

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

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which requires companies to recognise costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, a plant closing or other exit or disposal activity. The adoption of SFAS 146 did not have a material impact on the Group’s financial position, results of operations or cash flows.

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

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued FIN No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 requires certain disclosures to be made by a guarantor in its financial statements for periods ending after December 15, 2002 about its obligations under certain guarantees it has issued. It also requires a guarantor to recognise, at the inception of a guarantee issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaking in issuing the guarantee. The adoption of FIN 45 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivatives and Hedging Activities (SFAS 133). Specifically, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the consolidated statement of cash flows. Certain derivative instruments entered into or modified after June 30, 2003 and that the Group has determined contain a financing element at inception and where the Group is deemed the borrower, are now

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

included as a separate component within Cash flows from financing activities. Prior to July 1, 2003, these derivative instruments were included within Cash flows from operating activities. The adoption of SFAS 149 did not have a material impact on the Group’s financial position, results of operations or cash flows.

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

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and Separate Accounts

In July 2003, Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-duration Contracts and for Separate Accounts” (SOP 03-1), was released. SOP 03-1 provides guidance on accounting and reporting by insurance enterprises for separate account presentation, accounting for an insurer’s interest in a separate account, transfers to a separate account, valuation of certain liabilities, contracts with death or other benefit features, contracts that provide annuitisation benefits, and sales inducement to contract holders. SOP 03-1 is effective for financial statements for fiscal years beginning after December 15, 2003.

The adoption of SOP 03-1 did not have an impact on the consolidated financial statements.

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

For 2003 year-end financial statements, the Group’s financial statements are in accordance with the original FIN 46. The impact determined in 2004 of applying FIN 46-R to existing VIEs in which it has variable interests was not material to the consolidated financial statements of the Group.

Postretirement Benefits

In January 2004, FASB issued FASB Staff Position FASB FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernisation Act of 2003” (FSP FAD 106-1), in response to the December 2003 enactment of the Medicare Drug, Improvement and Modernisation Act of 2003 (the Act). The Act introduces a prescription drug benefit for individuals under Medicare (Medicare Part D) as well as a federal subsidy equal to 28% of prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D. FSP FAS 106-1 allows plan sponsors the option of accounting for the effects of the Act in financial statements for periods that cover the date of enactment or making a one-time election to defer the accounting for the effects of the Act.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

As the Act is only applicable to US resident companies, it is not expected to have a material effect on the Group’s Consolidated Financial Statements.

Share-Based Payment (SFAS 123R)

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (SFAS 123R), SFAS 123R is effective for interim or annual reporting periods beginning after June 15, 2005. In 2004, the Group decided to early adopt SFAS 123-R, effective January 1, 2004. The impact of adoption of this new standard is disclosed in Note 36 r).

Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106 (Issued 12/03)

This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions. This statement retains the disclosure requirements contained in FASB Statement No. 132, Employer’s Disclosures about Pension and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the Original Statement.

SFAS 132R is effective for years ending after December 15, 2003. The Group has adopted the new disclosure requirements of this standard. See Note 36 c) for additional information.

Standards to be adopted in futures years

Accounting for Certain Loans or Debt Securities Acquired in a Transfer

On December 12, 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004.

SOP 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. Loans carried at fair value, mortgage loans held-for-sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. SOP 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognised as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognised prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognised as impairment.

The Group is evaluating the impact of adopting SOP 03-3 and does not expect that this new rule has a significant impact in its consolidated financial statements.

Equity method of accounting – EITF No. 02-14

On July 16, 2004, the FASB ratified the Emerging Issues Task Force (EITF) consensus on Issue No. 02-14, Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means (EITF 02-14). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 will not have impact on the Group’s financial position, results of operations or cash flows.

Exchanges of Nonmonetary Assets (SFAS 153)

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which becomes effective for financial statements for fiscal years beginning after June 15, 2005. According to Accounting Principles Board Opinion No. 29 (APB 29), exchanges of nonmonetary assets are generally measured based on

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

the fair value of the assets exchanged, with certain exceptions. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets, which were exchanged at carrying values, and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS 153 is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

NOTE 37 — PARENT ONLY FINANCIAL STATEMENTS

The following are the financial statements of the parent, presented in accordance with rule 4-08 of Regulation S-X. These financial statements are presented in accordance with Luxembourg legal and regulatory requirements.

	2003	2004

	Euros	Euros
ASSETS
UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES AND CAPITAL INCREASE	4 348 117	2 866 454

DISCOUNT ON CONVERTIBLE BOND ISSUES	6 783 333	4 583 333
FIXED FINANCIAL ASSETS

Investments in subsidiaries and affiliated undertaking	847 479 256	863 379 951
Loans and long-term advances to subsidiaries and affilated undertaking	459 056 562	459 023 238
Other financial assets	12 039 064	9 541 803

CURRENT ASSETS
Debtors	6 118 498	14 994 836
Negotiable securities	15 627 652	2 274 208
Cash and short term deposits with banks	59 886 844	61 664 536
PREPAYMENTS AND ACCRUED INCOME	89 512	146 022

	1 411 428 838	1 418 474 381

LIABILITIES
CAPITAL AND RESERVES
Subscribed capital	479 085 550	479 085 550
Share premium	170 526 368	170 526 368
Legal reserve	24 350 000	24 515 510
Free reserves	137 891 589	136 245 349

CREDITORS
Borrowings	310 000 000	310 000 000
Other debts	286 265 206	282 949 371
RESULT FOR THE YEAR	3 310 125	15 152 233

	1 411 428 838	1 418 474 381

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	2003	2004

	Euros	Euros
EXPENSES
Interest and similar charges	35 325 690	31 525 017
(of which :
derives from subsidiaries and affiliated undertakings	21 717 568	15 997 560
Amortisation of costs in respect of debt securities and capital increase	1 481 664	1 481 663
Other charges	21 036 248	9 408 203

	57 843 602	42 414 883
Result of the year	3 310 125	15 152 233

	61 153 727	57 567 116

INCOME
Income generated from financial assets	60 366 123	55 083 814
Interest income generated from current assets	519 063	1 187 614
(of which :
derives from subsidiaries and affiliated undertakings	491 426	920 707
Other income	268 541	1 295 688

	61 153 727	57 567 116

Investments in bank subsidiaries are presented below:

	2003		2004

	Shares held	Euros	Shares held	Euros

Banco Espírito Santo, SA	1 962 525	25 706 624	2 262 471	29 805 775
Compagnie Bancaire Espírito Santo, SA	200	154 764	200	154 764
Espírito Santo Bank (Panama), SA	6 667	6 794 523	20 000	17 274 793

		32 655 911		47 235 332

Indebtedness of and to bank subsidiaries is presented below:

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	2003	2004

	Euros	Euros

Banco Espírito Santo, SA
Cash and short term deposits with banks	18 013 393	60 006 876
Debtors	786 712	894 804

	18 800 105	60 901 680
Banco Internacional de Crédito, SA
Cash and short term deposits with banks	7 519	7 519
Banco Espírito Santo de Investimento, SA
Cash and short term deposits with banks	3 533	8
Compagnie Bancaire Espírito Santo, SA
Cash and short term deposits with banks	837 772	1 506 013
Debtors	—	5 754

	837 772	1 511 767
Espírito Santo Bank (Panama), SA
Cash and short term deposits with banks	23 003 331	20 203

Total	42 652 260	62 441 177

Cash dividend received from bank subsidiaries is presented below:

	2003	2004

	Euros	Euros

Banco Espírito Santo, SA	200 546	485 725
Compagnie Bancaire Espírito Santo, SA	34 015	33 803

	234 561	519 528

NOTE 38 — SUBSEQUENT EVENTS

As at January 3, 2005, ES Dealer was merged into BES Investimento. This operation was authorised by the Bank of Portugal on February 20, 2004.

On January 20, 2005, the Central Bank of Spain authorised Banco Espírito Santo, SA (Spain) to acquire 100% of the share capital of Banco Inversión, a bank specialised in private banking in the Spanish market. The primary agreement had been communicated to the market on September 6, 2004.

Back to Contents

Exhibit Index

Exhibit 1
Memorandum and Articles of Association of Espírito Santo Financial Group, S.A. (incorporated by reference to ESFG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed on July 14, 2003, as amended).

Exhibit 8	List of Subsidiaries: See “Item 4. Information on the Company – Organizational Structure”.

Exhibit 12	Certification of Ricardo Espírito Santo Silva Salgado filed pursuant to 17 CFR 240.13a-14(a).

Exhibit 13	Certification of Ricardo Espírito Santo Silva Salgado furnished pursuant to 17 CFR 240.13a-14(b).